Form 10-K, Exhibit 13
period 1995-12-31
MONARCH CEMENT CO
filed 1996-03-19
CIK 67517

March 15, 1996





                  ANNUAL REPORT TO STOCKHOLDERS

     We are pleased to report Monarch's 1995 consolidated net income totaled $7,673,450 which represents a 92% increase over 1994. This increase in net income can be attributed to an 11% increase in net sales combined with reductions in per unit cost of cement sales. The Company completed a $4.5 million capital improvement program at its Humboldt cement plant in 1995. These improvements allowed the company to increase cement production at a reduced cost per ton produced and eliminated the need to purchase clinker and cement from other market areas to meet the demand for our products. The benefits from the increased production capabilities will continue to enhance performance at all levels of production through operating efficiencies.

     Demand for cement and ready-mixed concrete in the Company's market area continues to follow favorable economic indicators. Public construction continues to dominate demand as the country strives to rebuild its infrastructure. Construction in the private sector, which reacted unfavorably to higher interest rates in 1995, appears to be in a state of recovery with the downward trend in interest rates.

     We wish to acknowledge our Heavenly Father for the blessings bestowed on us. We credit our success to our employees whose efforts allowed us to complete major improvements to our production process with minimal interruption and who continue to expend the additional effort necessary to operate at full capacity over extended periods of time. We express our appreciation to our customers for their loyalty and continued patronage. We also wish to thank you, our stockholders, for your continued support and invite you to attend your corporation's annual meeting to be held at 2:00 p.m. on April 10, 1996, in the corporate office, Humboldt, Kansas.

                       Respectfully yours,



 /s/  Walter H. Wulf                                      /s/ Jack R. Callahan

   Walter H. Wulf                                           Jack R. Callahan
Chairman of the Board                                           President

                 THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                           SELECTED FINANCIAL DATA

                 FOR THE FIVE YEARS ENDED DECEMBER 31, 1995
             (Dollar amounts in thousands except per share data)

                                 1995      1994      1993      1992      1991
Net sales . . . . . . . . . .  $81,667   $73,646   $66,118   $58,281   $50,246
Net income before
  cumulative effect of
  accounting changes. . . . .  $ 7,673   $ 3,998   $ 4,992   $ 3,200   $ 1,508
Net income per share before
  cumulative effect of
  accounting changes. . . . .    $1.81      $.94     $1.18      $.74      $.35
Net income (loss) . . . . . .  $ 7,673   $ 3,998   $   (88)  $ 3,200   $ 1,508
Net income (loss) per share .    $1.81      $.94     $(.02)     $.74      $.35
Total assets. . . . . . . . .  $59,783   $52,522   $49,863   $42,993   $41,797
Long-term obligations . . . .  $   -     $   -     $   -     $   -     $   -
Cash dividends declared
  per share . . . . . . . . .     $.46      $.44      $.40      $.40      $.40
Stockholders' investment
  per share . . . . . . . . .    $9.68     $8.11     $7.68     $8.05     $7.60



                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity

     At December 31, 1995, current assets of The Monarch Cement Company and Subsidiaries (the Company) exceeded current liabilities by $25,094,222 resulting in a current ratio of 4.78 to 1. The Company's cash needs in 1995 were satisfied by cash generated from operations and internal funds. The amount of cash and short term investments increased during 1995. The Company does not currently have an established line of credit with a bank; however, the Company believes its capital resources are adequate to meet its current capital expenditure requirements and liquidity needs.

Capital Resources

     During 1995, the Company invested $5,863,148 in property, plant and equipment. These capital expenditures included completion of the modifications to the two preheater kilns and the installation of the vibrating grizzly, installation of a concrete laboratory and purchase of an x-ray analyzer, loader, ready-mix trucks, rebar bending and shearing machine and bulk tanker trailers.

     The Company regularly has capital expenditures of $2,000,000 to $2,500,000 per year in keeping its equipment and facilities in good operating condition. It is expected that the Company's capital expenditures will exceed $2,500,000 during 1996 as the Company continues to upgrade equipment to meet the increased demand for its products. It is anticipated that the funds for these projects will be provided from internal sources.


Results of Operations

     1995 Compared to 1994. The Company experienced a substantial increase in gross profit from operations during 1995 as compared to 1994. This improvement was primarily due to changes within the cement segment of the operation. There were insignificant changes in the ready-mixed concrete and sundry building materials segment of the operation during 1995 as compared to 1994.

     While sales volume and sales prices of cement increased moderately during 1995, cost of cement sales did not increase proportionately. By the beginning of the third quarter of 1995, the modifications to the Company's two preheater kilns and the installation of the vibrating grizzly were substantially complete. These improvements increased the plant's production capacity and allowed the Company to substantially reduce the amount of cement and clinker purchased from other market areas during 1995 as compared to 1994. During 1994, the purchase of cement and clinker at prices above the Company's normal production costs increased per unit cost of sales. By increasing production and reducing purchases, the Company reduced its per unit cost of sales during 1995 as compared to 1994.

     The Company's gross profit margin during 1995 was 24%, as compared to 18% in 1994. The improved gross profit margin is attributable to operating efficiencies achieved through higher sales volumes, reduction of costs associated with producing versus purchasing cement and clinker, the $860,000 write-off of abandoned spare parts inventory in Des Moines in 1994 and a moderate increase in the price of cement.

     1994 Compared to 1993. The Company experienced moderate increases in sales volumes and sales prices during 1994 as compared to 1993. Although demand for cement and ready-mixed concrete was strong throughout 1994, the Company was unable to substantially increase sales volumes due to production capacity limitations. During 1994, the Company began modifying its production equipment to increase cement production capabilities. In the meantime, the Company purchased clinker and cement from other market areas in order to meet its customers' demands for cement and ready-mixed concrete.

     During 1994, the Company ceased all production activities at its
Des Moines, Iowa cement plant. Since 1986, clinker produced in Humboldt, Kansas had been transferred to this plant for grinding into finished cement. The Company is currently transferring finished cement produced in Humboldt, Kansas to this plant for distribution to the Company's Iowa customers. Due to the abandonment of these production facilities during 1994, the Company wrote-off $860,000 of spare parts inventory related to obsolete equipment at this
facility.   This write-off, along with the additional costs associated with maintaining an adequate supply of product for our customers, were the main causes of the Company's increase in cost of sales as a percentage of sales in 1994.

     Inflation.  Inflation directly affects the Company's operating costs.
The manufacture of cement requires the use of a significant amount of energy. The price of energy, as well as the prices of the specialized replacement parts and equipment the Company must continually purchase, tend to increase directly with the rate of inflation causing manufacturing costs to increase. These inflationary increases can be partially offset by increased production. The manufacture of cement requires a significant investment in property, plant and equipment and a trained work force to operate and maintain this equipment. These costs do not materially vary with the level of production. As a result, by operating at or near capacity, regardless of demand, companies can reduce per unit production costs. The continual need to control production costs encourages overproduction during periods of reduced demand.

     Accounting Changes. Effective January 1, 1993, the Company implemented the provisions of Financial Accounting Standard (FAS) No. 109, "Accounting for Income Taxes". FAS 109 utilizes the liability method whereby deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The Company reported the entire catch-up effect during 1993 resulting in a $400,000 increase in net income during 1993.

     The Company adopted Financial Accounting Standard (FAS) No. 106, "Employer's Accounting for Postretirement Benefits other than Pensions" as of January 1, 1993. This new standard requires that the expected cost of these postretirement benefits be charged to expense during the years the employees render service. The Company reported the entire transition obligation as of January 1, 1993 of $9,130,000, net of deferred income tax benefit of $3,650,000, as a $5,480,000 decrease in net income during 1993.

     Effective January 1, 1994, the Company adopted Financial Accounting Standard (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company's short term investments consist of investments in corporate commercial paper with maturities of six months or less and have been classified as held-to-maturity. The amortized cost, which approximates market value, is reflected in the balance sheet. Other assets includes equity securities which have been classified as available-for-sale. Realized gains are computed using the specific identification method. The equity investment results for the years ended December 31, 1995 and 1994 are as follows:

                                                  1995         1994
          Fair value of investments            $2,680,200   $2,358,400
          Cost of investments                   1,651,200    2,171,600
            Fair value in excess of cost       $1,029,000   $  186,800
          Unrealized gain recorded in equity   $  619,000   $  111,800
          Deferred income taxes                   410,000       75,000
                                               $1,029,000   $  186,800

          Proceeds from sale of securities     $  721,428   $  240,823
          Realized gains                       $  110,089   $   41,341


                         DESCRIPTION OF THE BUSINESS

     The Monarch Cement Company (Monarch) was organized as a corporation under the laws of the State of Kansas in 1913 and has been principally engaged, throughout its history, in the manufacture and sale of portland cement.

     The manufacture of portland cement by Monarch involves the quarrying of clay and limestone and the crushing, drying and blending of these raw materials into the proper chemical ratio. The raw materials are then heated in kilns to 2800o Fahrenheit at which time chemical reactions occur forming a new compound called clinker. After the addition of a small amount of gypsum, the clinker is ground into a very fine powder which is known as portland cement. The term "portland cement" is not a brand name but is a term that distinguishes cement manufactured by this chemical process from natural cement, which is no longer widely used. Portland cement is the basic material used in the production of ready-mixed concrete which is used in highway, bridge and building construction where strength and durability are primary requirements.

     The Company is also in the ready-mixed concrete, concrete products and sundry building materials business. Ready-mixed concrete is manufactured by combining aggregates with portland cement, water and chemical admixtures in batch plants. It is then loaded into mixer trucks and mixed in transit to the construction site where it is placed by the contractor.

     The following table sets forth for the last three fiscal years the dollar amount of sales to unaffiliated customers, intersegment sales, operating profit and identifiable assets contributed by Industry Segment A (cement manufacturing) and Industry Segment B (ready-mixed concrete and sundry building materials):

                                          1995       1994       1993
                                                 (In Thousands)
     Sales to Unaffiliated Customers-
        Industry:  Segment A             $33,081    $27,334    $24,004
                   Segment B              48,586     46,312     42,114

     Intersegment Sales-
        Industry:  Segment A              10,038      8,920      8,177
                   Segment B                 231        267        196

     Operating Profit-
        Industry:  Segment A               9,870      3,339      5,060
                   Segment B               2,422      2,612      1,479

     Identifiable Assets-
        Industry:  Segment A              27,373     23,451     21,135
                   Segment B              14,196     13,589     13,072

     All of the Company's operations and sales are in one geographic area.


                              LINES OF BUSINESS

     The Company is engaged in the manufacture and sale of the principal types of portland cement and ready-mixed concrete and sundry building materials.
The portland cement products are sold under the "MONARCH" brand name.

     The marketing area for Monarch's products, which is limited by the relatively high cost of transporting cement, consists primarily of the State of Kansas, the State of Iowa, southeast Nebraska, western Missouri, northwest Arkansas and northern Oklahoma. Included within this area are the metropolitan markets of Des Moines, Iowa; Kansas City, Missouri; Springfield, Missouri; Wichita, Kansas; Omaha, Nebraska; Lincoln, Nebraska and Tulsa, Oklahoma. Sales are made primarily to contractors, ready-mixed concrete plants, concrete products plants, building materials dealers and governmental agencies. Companies controlled by Monarch sell ready-mixed concrete, concrete products and sundry building materials in metropolitan areas within Monarch's primary market. Monarch cement is delivered either in bulk or in paper bags. The cement is distributed both by truck and rail, either common or private carrier.

     The following table sets forth for the last three fiscal years of the Company the percentage of total sales contributed (1) by the manufacture and sale of portland cement and (2) by the sale of ready-mixed concrete and sundry building materials:

                                               Total    Sales
                                                December 31,
                                         1995       1994       1993
     Portland Cement . . . . . . . . .   40.5%      37.1%      36.3%
     Ready-Mixed Concrete and
       sundry building materials . . .   59.5%      62.9%      63.7%
                                        100.0%     100.0%     100.0%



                           DIRECTORS AND OFFICERS

                          Present position
        Name                with Company             Principal occupation
Walter H. Wulf          Chairman of the Board    Position with Company
                        and Director

Jack R. Callahan        President                Position with Company
                        and Director

Walter H. Wulf, Jr.     Vice Chairman of         Position with Company
                        the Board, Executive
                        Vice President and
                        Director

Robert M. Kissick       Vice President           President, Hydraulic Power
                        and Director             Systems, Inc. (manufacturer
                                                 of construction equipment)

Karl Callaway           Secretary                Retired Farmer
                        and Director

Byron K. Radcliff       Treasurer                Manager, Radcliff Ranch
                        and Director

Ronald E. Callaway      Director                 Transport truck driver,
                                                 Agricultural Carriers, Inc.

Donald L. Deffner       Director                 Professor of Theology,
                                                 Concordia Seminary

Richard N. Nixon        Director                 Shareholder in law firm of
                                                 Stinson, Mag & Fizzell, P.C.,
                                                 Kansas City, Missouri

Byron J. Radcliff       Director                 Rancher

Michael R. Wachter      Director                 Civil Engineer and Project
                                                 Manager, Concrete Technology
                                                 Corp. (a precast/prestressed
                                                 concrete producer)

Lyndell G. Mosley       Assistant Secretary-     Position with Company
                        Treasurer

                         STOCK MARKET AND DIVIDEND DATA

     On March 1, 1996, Monarch's stock was held by approximately 700 record holders. Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market. Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Following is a schedule of the range of high and low bid quotations of Monarch's stock as reported by B.C. Christopher, a Division of Fahnestock & Co. Inc., and dividends declared for each quarter of its two latest fiscal years:

               Quarter     Stock Bid Quotation     Dividends
               Ending         Low      High        Declared
               3-31-94        7.50      9.87           -
               6-30-94       10.00     12.00          .11
               9-30-94        9.25     15.00          .11
              12-31-94       10.00     15.00          .22*
               3-31-95       10.00     14.25           -
               6-30-95       12.87     14.25          .11
               9-30-95       12.75     14.25          .11
              12-31-95       11.50     13.75          .24*

*Reflects declaration of two $.11 and two $.12 dividends payable in the first quarter of 1995 and 1996, respectively.


                      SECURITIES AND EXCHANGE FORM 10-K

     Section 13 of the Securities and Exchange Act of 1934 requires the Company to file an Annual Report on Form 10-K with the Securities and Exchange Commission, presenting financial information concerning the operation of the business for its latest fiscal years in greater detail than contained herein.


     A COPY OF FORM 10-K WILL BE MAILED TO ANY STOCKHOLDER UPON RECEIPT OF WRITTEN REQUEST ADDRESSED TO LYNDELL G. MOSLEY, ASSISTANT SECRETARY-TREASURER, THE MONARCH CEMENT COMPANY, P.O. BOX 1000, HUMBOLDT, KANSAS 66748-1000.

                           ARTHUR ANDERSEN LLP

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of The Monarch Cement Company

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company (a Kansas corporation) and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As explained in Note 1 to the financial statements, effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities.


                        /s/ Arthur Andersen LLP


Kansas City, Missouri,
  February 16, 1996

                                          THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
                                    CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1995 AND 1994
                             ASSETS                                           LIABILITIES AND STOCKHOLDERS' INVESTMENT
                                           1 9 9 5      1 9 9 4                                              1 9 9 5      1 9 9 4
CURRENT ASSETS:                                                     CURRENT LIABILITIES:
  Cash and cash equivalents, at cost                                  Accounts payable                     $ 2,987,692  $ 3,700,499
    which approximates market            $ 5,071,268  $ 3,668,782     Notes payable                             69,846      126,125
  Short term investments, at cost                                     Accrued liabilities-
    which approximates market              7,073,446    5,358,751       Federal and state income taxes       1,015,351      513,780
  Receivables, less allowances of                                       Dividends                            1,015,869      932,644
    $538,000 in 1995 and $429,000 in                                    Compensation                           660,141      637,324
    1994 for doubtful accounts             8,135,769    7,157,102       Miscellaneous taxes                    360,530      313,966
  Inventories, priced at cost which                                     Other                                  528,836      479,499
    is not in excess of market-                                           Total current liabilities        $ 6,638,265  $ 6,703,837
    Cost determined by last-in,
      first-out method-                                             ACCRUED POSTRETIREMENT BENEFITS          9,714,799    9,602,239
      Finished cement                    $ 2,181,014  $ 1,348,752
      Work in process                        603,886      258,465   ACCRUED PENSION EXPENSE                    452,699      443,658
      Building products                    1,010,644      974,157
    Cost determined by first-in,                                    MINORITY INTEREST IN CONSOLIDATED
      first-out method-                                               SUBSIDIARIES                           1,953,237    1,373,829
      Fuel, gypsum, paper sacks
        and other                          1,616,793    1,382,900   CONTINGENT LIABILITIES
    Cost determined by average method-
      Operating and maintenance supplies   5,465,850    4,900,505   STOCKHOLDERS' INVESTMENT:
          Total inventories              $10,878,187  $ 8,864,779     Capital Stock, par value $2.50
                                                                        per share-Authorized 10,000,000
  Refundable federal and state                                          shares, Issued 2,185,869 shares
    income taxes                             116,971    1,073,858       at December 31, 1995 and 2,156,026
  Deferred income taxes                      420,000      370,000       shares at December 31, 1994        $ 5,464,672  $ 5,390,065
  Prepaid expenses                            36,846       29,771     Class B Capital Stock, par value
          Total current assets           $31,732,487  $26,523,043       $2.50 per share-Authorized
                                                                        10,000,000 shares, Issued
PROPERTY, PLANT AND EQUIPMENT, at                                       2,053,421 shares at December 31,
  cost, less accumulated depreciation                                   1995 and 2,083,264 shares at
  and depletion of $68,057,293 in 1995                                  December 31, 1994                    5,133,553    5,208,160
  and $64,459,510 in 1994                 22,517,810   20,988,202     Retained Earnings                     29,806,550   24,081,613
                                                                                                           $40,404,775  $34,679,838
DEFERRED INCOME TAXES                      2,410,000    2,420,000     Plus:  Unrealized holding gain           619,000      111,800
                                                                      Less:  Excess pension liability            -          393,214
OTHER ASSETS                               3,122,478    2,590,742       Total stockholders' investment     $41,023,775  $34,398,424

                                         $59,782,775  $52,521,987                                          $59,782,775  $52,521,987

                             The accompanying notes are an integral part of these consolidated balance sheets.

                  THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                               1 9 9 5      1 9 9 4      1 9 9 3
Net Sales                                    $81,666,838  $73,645,650  $66,118,278

Cost of Sales                                 62,159,712   60,994,434   52,726,913
         Gross profit from operations        $19,507,126  $12,651,216  $13,391,365

Selling, General and
  Administrative Expenses                      7,215,052    6,700,034    6,852,357
         Income from operations              $12,292,074  $ 5,951,182  $ 6,539,008

Other Income (Expense):
  Interest income                            $   460,930  $   477,876  $   323,000
  Other, net                                    (679,554)     (55,675)     544,863
                                             $  (218,624) $   422,201  $   867,863
Income before Provision for Income Taxes     $12,073,450  $ 6,373,383  $ 7,406,871

Provision for Income Taxes                     4,400,000    2,375,000    2,415,000

Income before Cumulative Effect of
  Accounting Changes (Per share-$1.81
  in 1995, $.94 in 1994 and $1.18 in 1993)   $ 7,673,450  $ 3,998,383  $ 4,991,871

Cumulative Effect of Changes
  in Accounting for:
  Postretirement benefits other than pension,
    less related income tax benefits of
    $3,650,000 (Per share-$(1.29) in 1993)   $     -      $     -      $(5,480,000)
  Deferred income tax benefit (Per share-
    $.09 in 1993)                                  -            -          400,000
                                             $     -      $     -      $(5,080,000)

Net Income (Loss) (Per share-$1.81 in
  1995, $.94 in 1994 and $(.02) in 1993)     $ 7,673,450  $ 3,998,383  $   (88,129)

        The accompanying notes are an integral part of these consolidated statements.


                                                  THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                                              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                                                              Unrealized   Excess
                                      Capital Stock       Class B Capital Stock   Retained     Holding     Pension    Stockholders'
                                    Shares      Amount     Shares      Amount     Earnings       Gain     Liability    Investment
Balance at January 1, 1993         2,119,645  $5,299,112      -      $    -      $29,031,432  $    -      $(232,587)  $34,097,957
  Net loss                             -           -          -           -          (88,129)      -          -           (88,129)
  Cash dividends ($.40 per share)      -           -          -           -       (1,695,673)      -          -        (1,695,673)
  Excess pension liability             -           -          -           -            -           -        232,587       232,587

Balance at December 31, 1993       2,119,645  $5,299,112      -      $    -      $27,247,630  $    -      $   -       $32,546,742
  Net income                           -           -          -           -        3,998,383       -          -         3,998,383
  Cash dividends ($.44 per share)      -           -          -           -       (1,865,287)      -          -        (1,865,287)
  Stock distribution                   -           -      2,119,645   5,299,113   (5,299,113)      -          -             -
  Transfer of shares                  36,381      90,953    (36,381)    (90,953)       -           -          -             -
  Unrealized holding gain              -           -          -           -            -         111,800      -           111,800
  Excess pension liability             -           -          -           -            -           -       (393,214)     (393,214)

Balance at December 31, 1994       2,156,026  $5,390,065  2,083,264  $5,208,160  $24,081,613  $  111,800  $(393,214)  $34,398,424

  Net income                           -           -          -           -        7,673,450       -          -         7,673,450
  Cash dividends ($.46 per share)      -           -          -           -       (1,948,513)      -          -        (1,948,513)
  Transfer of shares                  29,843      74,607    (29,843)    (74,607)       -           -          -             -
  Unrealized holding gain              -           -          -           -            -         507,200      -           507,200
  Excess pension liability             -           -          -           -            -           -        393,214       393,214

Balance at December 31, 1995       2,185,869  $5,464,672  2,053,421  $5,133,553  $29,806,550  $  619,000  $   -       $41,023,775

                                   The accompanying notes are an integral part of these consolidated statements.

                                    THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                                              1 9 9 5       1 9 9 4       1 9 9 3
Operating Activities:
  Net income (loss)                                         $ 7,673,450   $ 3,998,383   $   (88,129)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
      Cumulative effect of accounting changes                      -             -         5,080,000
      Depreciation and depletion                              4,241,360     3,697,020     3,249,516
      (Increase) decrease in long-term notes receivable         (42,290)        -             3,557
      (Gain) loss on disposal of assets                        (247,088)     (260,307)        1,420
      Gain on sale of other investments                        (110,089)      (41,341)     (458,601)
      Change in current assets and liabilities, net
        of effects from purchase of subsidiaries:
          (Increase) decrease in receivables, net              (978,667)    1,216,541    (2,412,932)
          (Increase) decrease in inventories                 (2,013,408)     (252,878)      474,391
          (Increase) decrease in refundable federal
            and state income taxes                              956,887    (1,073,858)      243,112
          (Increase) decrease in deferred income taxes          (50,000)       34,000      (404,000)
          (Increase) decrease in prepaid expenses                (7,075)        1,144        (1,844)
          Increase (decrease) in accounts payable,
            notes payable and accrued liabilities              (148,797)      302,309     1,134,960
      (Increase) decrease in deferred income taxes               10,000       (64,000)       49,000
      Increase in accrued postretirement expense                112,560       242,239       230,000
      Increase (decrease) in accrued pension expense            402,255       (13,453)       73,598
      Minority interest in earnings of subsidiaries             556,153       410,067       135,060
          Net cash provided by operating activities         $10,355,251   $ 8,195,866   $ 7,309,108
Investing Activities:
  Acquisition of property, plant and equipment              $(5,863,148)  $(7,047,228)  $(2,754,623)
  Net purchases and sales of subsidiaries stock                 226,573      (739,612)      (50,761)
  Proceeds from disposals of property, plant and equipment      349,703       289,260        39,104
  Payment for purchases of stock investments, net               (90,947)   (1,547,507)     (379,531)
  Proceeds from disposals of stock investments                  721,428       240,823     1,731,250
  (Increase) decrease in other assets                          (513,073)      (81,024)       14,706
  (Increase) decrease in short term investments              (1,714,695)    4,528,008    (3,228,749)
          Net cash used for investing activities            $(6,884,159)  $(4,357,280)  $(4,628,604)
Financing Activities:
  Subsidiaries' dividends paid to minority interest         $   (98,118)  $   (55,180)  $   (47,562)
  Cash dividends                                             (1,865,288)   (1,780,501)   (1,695,673)
  Subsidiaries' purchase of treasury stock, net                (105,200)        -          (313,542)
          Net cash used for financing activities            $(2,068,606)  $(1,835,681)  $(2,056,777)

Net Increase in Cash and Cash Equivalents                   $ 1,402,486   $ 2,002,905   $   623,727
Cash and Cash Equivalents, beginning of year                  3,668,782     1,665,877     1,042,150
Cash and Cash Equivalents, end of year                      $ 5,071,268   $ 3,668,782   $ 1,665,877

          The accompanying notes are an integral part of these consolidated statements.

                  THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1994 AND 1993


(1) SUMMARY OF ACCOUNTING POLICIES:

     (a) Description of Business--The Monarch Cement Company (Monarch) has been principally engaged, throughout its history, in the manufacture and sale of portland cement. Monarch is also in the ready-mixed concrete, concrete products and sundry building materials business through its subsidiaries. Monarch has direct control of certain operating companies which have been deemed to be subsidiaries within the meaning of the rules and regulations of the Securities and Exchange Commission. Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements. All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income have been recorded as reductions in other income in the accompanying statements of income. The minority interests in net income were $556,153, $410,067 and $135,060 during 1995, 1994 and 1993.

     (b) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Inventories--Inventories of finished cement, work in process and building products are priced by the last-in, first-out (LIFO) method. Under the average cost method of accounting (which approximates current cost), these inventories would have been $1,396,000, $1,463,000 and $1,246,000 higher than those reported at December 31, 1995, 1994 and 1993, respectively. Income of $6,000, $20,000 and $13,000 was realized from the liquidation of LIFO inventories in 1995, 1994 and 1993, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

     Other inventories are purchased from outside suppliers. Fuel and other materials are priced by the first-in, first-out (FIFO) method while operating and maintenance supplies are priced by the average cost method.

     (d) Property, Plant and Equipment--Depreciation of property, plant and equipment is provided by charges to operations over the estimated useful lives of the assets using primarily the declining balance method. Depletion rates for quarry lands are designed to amortize the cost over the estimated recoverable reserves. Expenditures for improvements which significantly increase the assets' useful lives are capitalized while maintenance and repairs are charged to expense as incurred.

     (e) Net Income per Capital Share--Net income per share of capital stock has been calculated based on the weighted average shares outstanding during each of the three years. The weighted average number of shares after giving retroactive effect to a stock distribution of one share of Class B Capital Stock for each share of Capital Stock outstanding was 4,239,290 in 1995, 1994 and 1993.

     (f) Investments--Effective January 1, 1994, The Monarch Cement Company and Subsidiaries (the Company) adopted Financial Accounting Standard (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company's short term investments consist of corporate commercial paper with maturities of six months or less and have been classified as held-to-maturity. The amortized cost, which approximates market value, is reflected in the balance sheet. Other assets includes equity securities which have been classified as available-for-sale. Realized gains are computed using the specific identification method. The equity investment results for the years ended December 31, 1995 and 1994 are as follows:

                                                  1995         1994
          Fair value of investments            $2,680,200   $2,358,400
          Cost of investments                   1,651,200    2,171,600
            Fair value in excess of cost       $1,029,000   $  186,800
          Unrealized gain recorded in equity   $  619,000   $  111,800
          Deferred income taxes                   410,000       75,000
                                               $1,029,000   $  186,800

          Proceeds from sale of securities     $  721,428   $  240,823
          Realized gains                       $  110,089   $   41,341


     (g) Statements of Cash Flows--The Company considers overnight cash investments to be cash equivalents. All other highly liquid short term investments, generally with an original maturity of six months or less, are considered short term investments. Interest and income taxes paid during each of the three years for the period ended December 31, are as follows:

                                             1995         1994         1993
               Interest paid              $    4,115   $    2,542   $    2,709
               Income taxes paid          $3,316,543   $4,158,015   $1,886,630

(2) INCOME TAXES:

     Effective January 1, 1993, the Company implemented the provisions of Financial Accounting Standard (FAS) No. 109, "Accounting for Income Taxes". FAS 109 utilizes the liability method whereby deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The Company reported the entire catch-up effect during 1993 resulting in a $400,000 increase in net income during 1993.

     The provision for federal and state income taxes in the accompanying consolidated statements of income differs from the amount computed at the federal statutory income tax rate as follows:

                                              1995        1994        1993
    Provision for (benefit from) federal
      taxes at statutory rates-
        Currently payable                  $4,405,000  $2,277,000  $2,860,000
        Deferred                             (300,000)   (110,000)   (355,000)
    State income taxes, net of federal
      tax benefit                             550,000     230,000     318,000
    Percentage depletion                     (487,000)   (265,000)   (263,000)
    Utilization of net operating losses         -           -        (140,000)
    Minority interest in consolidated
      income                                  222,000     164,000      54,000
    Other, net                                 10,000      79,000     (59,000)
                                           $4,400,000  $2,375,000  $2,415,000

     The tax effect of significant temporary differences representing deferred tax assets and (liabilities) are as follows:

                                                1995             1994
     Current:
       Reserve for bad debts                 $   215,000      $   171,000
       Vacation                                  205,000          199,000
         Net current deferred tax assets     $   420,000      $   370,000

     Noncurrent:
       Depreciation                          $(1,148,000)     $(1,376,000)
       Postretirement benefits                 3,886,000        3,841,000
       Pension                                    73,000           20,000
       Unrealized holding gains                 (410,000)         (75,000)
       Other, net                                  9,000           10,000
         Net long-term deferred tax assets   $ 2,410,000      $ 2,420,000


     The Company did not record any valuation allowances against deferred tax assets at December 31, 1995 or 1994 as it is more likely than not that the benefits will be realized in future years.

(3) PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment at December 31, 1995 and 1994 consisted of:

                                     Depreciation
                                     Lives (Years)     1995         1994
     Quarry lands                                   $   710,188  $   667,838
     Mill site and buildings             12 - 50     11,282,945   11,172,285
     Machinery and equipment              5 - 25     60,838,275   54,901,479
     Transportation equipment             3 - 12     15,280,248   14,319,374
     Office furniture and fixtures        5 - 20        800,115      763,093
     Office and other buildings          10 - 30      1,632,722    1,497,458
     Construction in process                             30,610    2,126,185
                                                    $90,575,103  $85,447,712
     Less--Accumulated depreciation and depletion    68,057,293   64,459,510
                                                    $22,517,810  $20,988,202

(4) PENSION PLANS:

     Monarch has defined benefit pension plans covering substantially all permanent employees. Plans covering staff (salaried) employees provide pension benefits that are based on years of service and the employee's last sixty calendar months of earnings or the highest five consecutive calendar years of earnings out of the last ten calendar years of service, whichever is greater. Plans covering production (hourly) employees provide benefits of stated amounts for each year of service. Generally, Monarch's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future.

     The following tables set forth the plans' funded status and amounts recognized in the Company's balance sheets at December 31, 1995, 1994 and 1993:

                                                         Humboldt    Des Moines
FOR THE YEAR ENDED DECEMBER 31, 1995:         Staff     Production   Production
Actuarial present value of benefit
  obligation:
  Vested benefit obligation               $ 10,025,749  $ 6,785,340  $ 2,821,089
  Nonvested benefit obligation                 137,186      196,304       20,978
    Accumulated benefit obligation        $ 10,162,935  $ 6,981,644  $ 2,842,067
Projected benefit obligation              $(10,882,232) $(6,981,644) $(2,842,067)
Plan assets at fair value, primarily
  listed stocks and U.S. government
  obligations                               11,580,708    7,697,191    2,972,667
    Plan assets in excess of projected
      benefit obligation                  $    698,476  $   715,547  $   130,600
Unrecognized net gain from past
  experience different from that assumed
  and effects of changes in assumptions       (999,752)    (819,628)    (368,090)
Prior service cost                               -          396,854        -
Unrecognized net obligation (asset) at
  December 31, 1995 due to initial
  application of FAS Statement No. 87           80,625      (22,406)       5,442
    (Accrued) prepaid pension expense     $   (220,651) $   270,367  $  (232,048)
Net pension cost (income) for 1995
  included the following components:
  Service cost-benefits earned during
    the period                            $    129,060  $    73,788  $    15,613
  Interest cost on projected benefit
    obligation                                 795,516      517,675      211,160
  Actual return on plan assets              (2,441,742)  (1,636,137)    (633,241)
  Net amortization and deferral              1,600,739    1,087,222      412,235
    Net pension expense                   $     83,573  $    42,548  $     5,767

                                                         Humboldt    Des Moines
FOR THE YEAR ENDED DECEMBER 31, 1994:         Staff     Production   Production
Actuarial present value of benefit
  obligation:
  Vested benefit obligation                $ 9,052,837  $ 6,596,524  $ 2,641,836
  Nonvested benefit obligation                 154,323      161,537       33,092
    Accumulated benefit obligation         $ 9,207,160  $ 6,758,061  $ 2,674,928
Projected benefit obligation               $(9,808,826) $(6,758,061) $(2,674,928)
Plan assets at fair value, primarily
  listed stocks and U.S. government
  obligations                                9,839,708    6,677,762    2,589,358
    Plan assets in excess of (less than)
      projected benefit obligation         $    30,882  $   (80,299) $   (85,570)
Unrecognized net gain from past
  experience different from that assumed
  and effects of changes in assumptions       (262,023)      (5,099)    (147,060)
Prior service cost                               -          425,201        -
Unrecognized net obligation (asset) at
  December 31, 1994 due to initial
  application of FAS Statement No. 87           94,063      (26,888)       6,349
Adjustment to recognize minimum
  required liability                             -         (393,214)       -
    Accrued pension expense                $  (137,078) $   (80,299) $  (226,281)
Net pension cost (income) for 1994
  included the following components:
  Service cost-benefits earned during
    the period                             $   232,875  $    83,708  $    27,995
  Interest cost on projected benefit
    obligation                                 727,869      505,116      198,101
  Actual return on plan assets                 229,762      157,599       60,957
  Net amortization and deferral             (1,151,220)    (776,970)    (309,245)
    Net pension (income) expense           $    39,286  $   (30,547) $   (22,192)

                                                         Humboldt    Des Moines
FOR THE YEAR ENDED DECEMBER 31, 1993:         Staff     Production   Production
Actuarial present value of benefit
  obligation:
  Vested benefit obligation                $ 9,130,744  $ 7,134,667  $ 3,041,037
  Nonvested benefit obligation                 278,826      108,697        5,138
    Accumulated benefit obligation         $ 9,409,570  $ 7,243,364  $ 3,046,175
Projected benefit obligation              $(10,332,438) $(7,243,364) $(3,046,175)
Plan assets at fair value, primarily
  listed stocks and U.S. government
  obligations                               10,696,348    7,465,682    2,877,461
    Plan assets in excess of (less than)
      projected benefit obligation        $    363,910  $   222,318  $  (168,714)
Unrecognized net gain from past
  experience different from that assumed
  and effects of changes in assumptions       (569,203)    (362,128)     (87,015)
Prior service cost                               -          453,548        -
Unrecognized net obligation (asset) at
  December 31, 1993 due to initial
  application of FAS Statement No. 87          107,501      (31,370)       7,256
    (Accrued) prepaid pension expense     $    (97,792) $   282,368  $  (248,473)
Net pension cost (income) for 1993
  included the following components:
  Service cost-benefits earned during
    the period                            $    130,734  $    60,864  $    14,371
  Interest cost on projected benefit
    obligation                                 741,749      525,339      251,463
  Actual return on plan assets              (1,621,772)  (1,239,221)    (471,286)
  Net amortization and deferral                789,260      646,479      245,618
    Net pension (income) expense          $     39,971  $    (6,539) $    40,166


     In determining the actuarial present value of the projected benefit obligation, the assumed discount rate was 7.5%, 8.0% and 7.0% at the end of 1995, 1994 and 1993, respectively. The assumed rate of increase in future compensation levels was 4.5% in 1995 and 1993 and 5% in 1994. The expected long-term rate of return on assets was 9% for 1995, 1994 and 1993.

(5) CONTINGENT LIABILITIES:

     According to various agreements with certain minority stockholders, under specified circumstances, the Company is obligated to acquire such shares, if requested to do so, at a previously established value ($1,942,533 at December 31, 1995).

(6) STOCK DISTRIBUTION:

     On April 25, 1994, a stock split was effected whereby one share of Class B Capital Stock was issued for each currently outstanding share of Capital Stock. The total par value of the new shares ($5,299,113) was transferred from retained earnings to the capital stock account. Class B Capital Stock has supervoting rights of ten votes per share and restricted transferability. Class B Capital Stock is convertible at all times into Capital Stock, which is freely transferable, on a share-for-share basis. Capital Stock has only one vote per share.

(7) SEGMENTS OF BUSINESS:

                                            Ready-Mixed
                                             Concrete
                                  Cement    and Sundry  Adjustments
FOR THE YEAR ENDED                 Manu-     Building       and
  DECEMBER 31, 1995:             facturing   Materials  Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $33,080,508 $48,586,330 $     -       $81,666,838
  Intersegment sales             10,037,591     231,041  (10,268,632)       -
    Total net sales             $43,118,099 $48,817,371 $(10,268,632) $81,666,838
  Income from operations        $ 9,870,468 $ 2,421,606               $12,292,074
  Other income, net                                                      (218,624)
    Income before income taxes                                        $12,073,450
  Identifiable assets at
    December 31, 1995           $27,372,332 $14,196,280               $41,568,612
  Corporate assets                                                     18,214,163
    Total assets at
      December 31, 1995                                               $59,782,775


FOR THE YEAR ENDED
  DECEMBER 31, 1994:
  Sales to unaffiliated
    customers                   $27,333,613 $46,312,037 $     -       $73,645,650
  Intersegment sales              8,919,667     267,523  (9,187,190)        -
    Total net sales             $36,253,280 $46,579,560 $(9,187,190)  $73,645,650
  Income from operations        $ 3,339,160 $ 2,612,022               $ 5,951,182
  Other income, net                                                       422,201
    Income before income taxes                                        $ 6,373,383
  Identifiable assets at
    December 31, 1994           $23,450,484 $13,589,370               $37,039,854
  Corporate assets                                                     15,482,133
    Total assets at
      December 31, 1994                                               $52,521,987

                                            Ready-Mixed
                                             Concrete
                                  Cement    and Sundry  Adjustments
FOR THE YEAR ENDED                 Manu-     Building       and
  DECEMBER 31, 1993:             facturing   Materials  Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $24,004,324 $42,113,954 $     -       $66,118,278
  Intersegment sales              8,177,516     195,744  (8,373,260)        -
      Total net sales           $32,181,840 $42,309,698 $(8,373,260)  $66,118,278
  Income from operations        $ 5,059,722 $ 1,479,286               $ 6,539,008
  Other income, net                                                       867,863
    Income before income taxes                                        $ 7,406,871
  Identifiable assets at
    December 31, 1993           $21,134,737 $13,072,749               $34,207,486
  Corporate assets                                                     15,655,332
    Total assets at
      December 31, 1993                                               $49,862,818


     The Company operates principally in two industries, the manufacture of portland cement and the sale of ready-mixed concrete and sundry building materials. Total sales by industry before adjustments and eliminations includes both sales to unaffiliated customers, as reported in the Company's consolidated statements of income and retained earnings, and intersegment sales which are accounted for by the same method as all other sales. Sales by industry are made primarily to ready-mixed concrete plants and contractors, for use in highways, airports, dams, housing, commercial buildings and other construction. Receivables are generally collected within thirty to sixty days of the sale, but are occasionally delayed until completion of the project.
The Company's bad debt write-offs are generally less than .5% of net sales.

     Income from operations is total net sales less operating expenses. In computing income from operations, none of the following items have been added or deducted: general corporate income and expenses, interest expense and income taxes. Also, no amounts have been excluded for corporate administrative expense because the amounts which cannot be identified by industry are not significant. Depreciation for cement manufacturing and ready-mixed concrete, respectively, were $2,081,196 and $2,149,729 in 1995; $1,687,532 and $1,999,053 in 1994 and $1,594,093 and $1,644,988 in 1993.
Capital expenditures for cement manufacturing and ready-mixed concrete, respectively, including capital assets of businesses acquired were $3,754,435 and $2,108,713 in 1995; $4,152,827 and $2,894,401 in 1994 and $1,083,436 and
$1,671,187 in 1993. Identifiable assets by industry are those assets that are used in the Company's operations in each industry.

     During 1995, 1994 and 1993, there were no sales to any one customer in excess of 10% of consolidated net sales.

(8) POSTRETIREMENT BENEFITS:

     Monarch provides certain postretirement health care, accident and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans. These benefits are self-insured by Monarch and are paid out of Monarch's general assets.

     Monarch adopted Financial Accounting Standard (FAS) No. 106, "Employer's Accounting for Postretirement Benefits other than Pensions" as of January 1, 1993. This new standard requires that the expected cost of these postretirement benefits be charged to expense during the years the employees render service. Monarch reported the entire transition obligation as of January 1, 1993 of $9,130,000, net of deferred income tax benefit of $3,650,000, as a $5,480,000 decrease in net income during 1993.

     The following table sets forth the plans' combined funded status reconciled with the amount shown in the Company's balance sheets as of December 31, 1995 and 1994:

                                                    1995          1994
Accumulated postretirement benefit obligation:
  Retirees                                      $ 7,825,000   $ 8,374,000
  Other fully-eligible participants                 561,000       867,000
  Other active participants                       2,126,000     1,955,000
    Total benefit obligation                    $10,512,000   $11,196,000
Unrecognized net loss from differences
  between past experience and that assumed         (797,000)   (1,594,000)
    Accrued postretirement liability            $ 9,715,000   $ 9,602,000

Net periodic postretirement benefit cost
  included the following components:
  Service cost                                   $  126,000    $   88,000
  Interest cost                                     872,000       845,000
  Unrecognized net loss                              38,000        68,000
    Net periodic postretirement benefit cost     $1,036,000    $1,001,000


     The assumed annual rate of increase in the per capita cost of covered health care benefits was 8%, 9% and 10% for 1995, 1994 and 1993, respectively. This rate is assumed to decrease 1% per year to an ultimate rate of 4%. Increasing the assumed health care cost trend rates by one percentage point each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $1,163,067 and would result in an increase in net periodic postretirement benefit cost of $103,616.

     A weighted average discount rate of 7.5% and 8% at December 31, 1995 and 1994, respectively, was used to determine the accumulated postretirement benefit obligation.

(9) NEW PRONOUNCEMENTS:

     The Financial Accounting Standard Board has issued Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which must be adopted no later than 1996. This standard provides a framework for evaluating the realizability of the Company's investments in long-lived assets. At this time, the Company does not anticipate adoption of the standard will have a material impact on its results of operations or financial position. The Financial Accounting Standards Board also issued Financial Accounting Standard No. 123, "Accounting for Stock Based Compensation". Adoption of this standard is required in 1996. The Company has no stock-based compensation plans and as such, will not be impacted by the standard.