Form 10-K, Exhibit 13
period 1996-12-31
MONARCH CEMENT CO
filed 1997-03-18
CIK 67517

THE
                                   MONARCH
                                CEMENT COMPANY.













                               HUMBOLDT, KANSAS





                              1996 ANNUAL REPORT

                                                        March 14, 1997





                  ANNUAL REPORT TO STOCKHOLDERS

     Consolidated net income for 1996 topped $10,000,000 for the first time in Monarch's history. Additional cement sales in 1996 as compared to 1995 increased net sales by 6% while cost of sales increased only 3%. During 1996, the Company capitalized on the 15% increase in clinker production capacity realized from the $4.5 million capital improvement program completed at the Company's Humboldt cement plant in 1995. By reducing per-ton production costs, the Company increased gross profit from operations as a percent of sales from 24% in 1995 to 26% in 1996.

     Although we have not found an absolute consensus, there is some agreement among forecasters that the 1997 United States construction markets will not see the rate of growth that was experienced in 1996. Total U.S. based construction forecasts for 1997 vary from slow growth, to no growth, to a slight downturn in cement consumption when compared to 1996. The national forecast is not a reflection of the Company's construction market. The geographic area the Company serves continues to be driven by public construction projects which consume large volumes of cement over relatively short periods of time. Coupling these projects with a forecasted slight downturn in private construction will have little effect on the total consumption of the Company's products. Barring weather-related construction delays, the Company's market will most likely find cement availability in short supply during periods of peak use.

     We wish to acknowledge our Heavenly Father for the blessings bestowed on us in achieving these unprecedented results. We credit our success to our employees who continue to expend the additional effort necessary to operate at full capacity over extended periods of time. We express our appreciation to our customers for their loyalty and continued patronage. We also wish to thank you, our stockholders, for your continued support and invite you to attend your corporation's annual meeting to be held at 2:00 p.m. on April 9, 1997 in the corporate office, Humboldt, Kansas.

                       Respectfully yours,




 /s/  Walter H. Wulf                                      /s/ Jack R. Callahan

   WALTER H. WULF                                           JACK R. CALLAHAN
Chairman of the Board                                           President

                 THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                           SELECTED FINANCIAL DATA

                 FOR THE FIVE YEARS ENDED DECEMBER 31, 1996
             (Dollar amounts in thousands except per share data)

                                 1996      1995      1994      1993      1992
Net sales . . . . . . . . . .  $86,733   $81,667   $73,646   $66,118   $58,281
Net income before
  cumulative effect of
  accounting changes. . . . .  $10,546   $ 7,673   $ 3,998   $ 4,992   $ 3,200
Net income per share before
  cumulative effect of
  accounting changes. . . . .    $2.50     $1.81      $.94     $1.18      $.74
Net income (loss) . . . . . .  $10,546   $ 7,673   $ 3,998   $   (88)  $ 3,200
Net income (loss) per share .    $2.50     $1.81      $.94     $(.02)     $.74
Total assets. . . . . . . . .  $68,648   $59,783   $52,522   $49,863   $42,993
Long-term obligations . . . .  $   -     $   -     $   -     $   -     $   -
Cash dividends declared
  per share . . . . . . . . .     $.52      $.46      $.44      $.40      $.40
Stockholders' investment
  per share . . . . . . . . .   $11.73     $9.68     $8.11     $7.68     $8.05



                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity

     At December 31, 1996, current assets of The Monarch Cement Company and Subsidiaries (the Company) exceeded current liabilities by $32,734,893 resulting in a current ratio of 5.90 to 1. The Company's cash needs in 1996 were satisfied by cash generated from operations and internal funds. The amount of cash and short term investments increased during 1996. The Company does not currently have an established line of credit with a bank; however, the Company believes its capital resources are adequate to meet its current capital expenditure requirements and liquidity needs.

Capital Resources

     During 1996, the Company invested $6,017,716 in property, plant and equipment. These capital expenditures included the installation of an impact hammer, shell scanner and reject elevator, improvements to plant roads, a maintenance shop addition and the purchase of two ready-mix batch plants, ready-mix trucks, 50-ton dump trucks, a block machine, manlift, crane, loader and bulk tanker trailers.

     The Company regularly has capital expenditures of $3,000,000 to $4,000,000 per year in keeping its equipment and facilities in good operating condition. It is expected that the Company's capital expenditures will approximate $4,000,000 during 1997 as the Company continues to upgrade equipment. It is anticipated that the funds for these projects will be provided from internal sources.

     At the regular meeting of the Board of Directors held on December 13, 1996, the Board authorized management to purchase up to a maximum of 400,000 shares of Monarch stock in addition to those shares previously acquired and retired. These purchases may be either Capital Stock or Class B Capital Stock and are to be acquired on such terms and at such times as management considers appropriate. Funds for these purchases would be provided from internal sources.


Results of Operations

     1996 Compared to 1995. Net sales of $86,732,555 for the year 1996 represents a 6% increase over 1995 net sales. This increase is primarily a result of an increase in the volume of cement sold and a slight increase in the price realized from these sales. Highway and bridge construction within the Company's markets and an increase in residential building have continued to create a high level of demand for cement.

     The Company's cement segment has basically been in a sold-out position for the last three years. In 1994, the Company began supplementing its production through the purchase of clinker and cement from other market areas. At the same time, the Company implemented plans to increase production capacity primarily by modifying current equipment to take advantage of new technology. As these improvements came on line, production increased allowing the Company to eliminate the purchase of clinker and to substantially reduce the purchase of cement. During 1996, the Company generated cost savings by producing, as opposed to purchasing, clinker and cement; by improving production efficiency with the recently modernized equipment; and by fully utilizing this equipment. As a result, the Company experienced a 3% increase in 1996 cost of sales as compared to the 6% increase in net sales and gross profit from operations for the year 1996 improved to 26% of net sales as compared to 24% for 1995.

     The ready-mixed concrete and sundry building materials segment experienced insignificant changes in net sales, cost of sales and gross profit from operations for 1996 as compared to 1995. Although this segment accounts for over 50% of net sales, it currently accounts for less than 20% of income from operations. Competition within the various market areas served by the ready-mixed concrete and sundry building materials segment creates a continual challenge to balance sales prices against sales volume and to look for additional ways to control costs in order to maintain an adequate profit margin.

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

     The Company's gross profit margin during 1995 was 24%, as compared to 17% in 1994. The improved gross profit margin is attributable to operating efficiencies achieved through higher sales volumes, reduction of costs associated with producing versus purchasing cement and clinker, the $860,000 write-off of abandoned spare parts inventory in Des Moines in 1994 and a moderate increase in the price of cement.

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

     The following table sets forth for the last three fiscal years the dollar amount of sales to unaffiliated customers, intersegment sales, operating profit and identifiable assets contributed by Industry Segment A (cement manufacturing) and Industry Segment B (ready-mixed concrete and sundry building materials):

                                          1996       1995       1994
                                                 (In Thousands)
     Sales to Unaffiliated Customers-
        Industry:  Segment A             $36,838    $33,081    $27,334
                   Segment B              49,895     48,586     46,312

     Intersegment Sales-
        Industry:  Segment A              10,764     10,038      8,920
                   Segment B                 236        231        267

     Operating Profit-
        Industry:  Segment A              13,665      9,870      3,339
                   Segment B               1,773      2,422      2,612

     Identifiable Assets-
        Industry:  Segment A              27,254     27,373     23,451
                   Segment B              15,656     14,196     13,589

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

     The following table sets forth for the last three fiscal years of the Company the percentage of total sales contributed (1) by the manufacture and sale of portland cement and (2) by the sale of ready-mixed concrete and sundry building materials:


                                               Total    Sales
                                                December 31,
                                         1996       1995       1994
     Portland Cement . . . . . . . . .   42.5%      40.5%      37.1%
     Ready-Mixed Concrete and
       sundry building materials . . .   57.5%      59.5%      62.9%
                                        100.0%     100.0%     100.0%




                           DIRECTORS AND OFFICERS

                          Present position
        Name                with Company             Principal occupation
Walter H. Wulf          Chairman of the Board    Position with Company
                        and Director

Jack R. Callahan        President                Position with Company
                        and Director

Walter H. Wulf, Jr.     Vice Chairman of         Position with Company
                        the Board, Executive
                        Vice President and
                        Director

Robert M. Kissick       Vice President           Chairman, Hydraulic Power
                        and Director             Systems, Inc. (manufacturer
                                                 of construction equipment)

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

Byron K. Radcliff       Treasurer                Manager, Radcliff Ranch
                        and Director

Ronald E. Callaway      Director                 Transport truck driver,
                                                 Agricultural Carriers, Inc.

Donald L. Deffner       Director                 Professor of Theology,
                                                 Concordia Seminary

Richard N. Nixon        Director                 Shareholder in law firm of
                                                 Stinson, Mag & Fizzell, P.C.,
                                                 Kansas City, Missouri

Byron J. Radcliff       Director                 Rancher

Michael R. Wachter      Director                 Civil Engineer and Director
                                                 of Operations, Concrete
                                                 Technology Corp. (a
                                                 precast/prestressed
                                                 concrete producer)

Lyndell G. Mosley       Assistant Secretary-     Position with Company
                        Treasurer



                        STOCK MARKET AND DIVIDEND DATA

     On March 1, 1997, Monarch's stock was held by approximately 700 record holders. Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market. Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Following is a schedule of the range of high and low bid quotations of Monarch's stock as reported by B.C. Christopher, a Division of Fahnestock & Co. Inc., and dividends declared for each quarter of its two latest fiscal years:

               Quarter     Stock Bid Quotation     Dividends
               Ending         Low      High        Declared
               3-31-95       10.00     14.25           -
               6-30-95       12.87     14.25          .11
               9-30-95       12.75     14.25          .11
              12-31-95       11.50     13.75          .24*
               3-31-96       11.25     16.25           -
               6-30-96       14.50     16.75          .12
               9-30-96       14.62     15.62          .12
              12-31-96       14.87     16.00          .28*

*Reflects declaration of two $.12 and two $.14 dividends payable in the first quarter of 1996 and 1997, respectively.


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

                           ARTHUR ANDERSEN LLP

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of The Monarch Cement Company

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company (a Kansas corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                        /s/ Arthur Andersen LLP


Kansas City, Missouri,
  February 14, 1997

TABLE

                                          THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
                                    CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1996 AND 1995
                             ASSETS                                           LIABILITIES AND STOCKHOLDERS' INVESTMENT
                                           1 9 9 6      1 9 9 5                                              1 9 9 6      1 9 9 5
CURRENT ASSETS:                                                     CURRENT LIABILITIES:
  Cash and cash equivalents              $ 3,242,245  $ 5,071,268     Accounts payable                     $ 3,454,088  $ 2,987,692
  Short term investments, at cost                                     Notes payable                              -           69,846
    which approximates market             16,103,721    7,073,446     Accrued liabilities-
  Receivables, less allowances of                                       Federal and state income taxes         565,489    1,015,351
    $616,000 in 1996 and $538,000 in                                    Dividends                            1,181,880    1,015,869
    1995 for doubtful accounts             8,560,237    8,135,769       Compensation                           693,349      660,141
  Inventories, priced at cost which                                     Miscellaneous taxes                    403,960      360,530
    is not in excess of market-                                         Other                                  383,803      528,836
    Cost determined by last-in,                                           Total current liabilities        $ 6,682,569  $ 6,638,265
      first-out method-
      Finished cement                    $ 1,274,235  $ 2,181,014   ACCRUED POSTRETIREMENT BENEFITS          9,813,569    9,714,799
      Work in process                        174,807      603,886
      Building products                    1,168,402    1,010,644   ACCRUED PENSION EXPENSE                    390,235      452,699
    Cost determined by first-in,
      first-out method-                                             MINORITY INTEREST IN CONSOLIDATED
      Fuel, gypsum, paper sacks                                       SUBSIDIARIES                           2,181,297    1,953,237
        and other                          1,481,926    1,616,793
    Cost determined by average method-                              CONTINGENT LIABILITIES
      Operating and maintenance supplies   6,625,714    5,465,850
          Total inventories              $10,725,084  $10,878,187   STOCKHOLDERS' INVESTMENT:
                                                                      Capital Stock, par value $2.50
  Refundable federal and state                                          per share-Authorized 10,000,000
    income taxes                             310,733      116,971       shares, Issued 2,230,936 shares
  Deferred income taxes                      450,000      420,000       at December 31, 1996 and 2,185,869
  Prepaid expenses                            25,442       36,846       shares at December 31, 1995        $ 5,577,340  $ 5,464,672
          Total current assets           $39,417,462  $31,732,487     Class B Capital Stock, par value
                                                                        $2.50 per share-Authorized
PROPERTY, PLANT AND EQUIPMENT, at                                       10,000,000 shares, Issued
  cost, less accumulated depreciation                                   1,995,354 shares at December 31,
  and depletion of $71,678,195 in 1996                                  1996 and 2,053,421 shares at
  and $68,057,293 in 1995                 23,599,377   22,517,810       December 31, 1995                    4,988,385    5,133,553
                                                                      Retained Earnings                     38,039,014   29,806,550
DEFERRED INCOME TAXES                      2,350,000    2,410,000                                          $48,604,739  $40,404,775
                                                                      Plus:  Unrealized holding gain           976,000      619,000
OTHER ASSETS                               3,281,570    3,122,478       Total stockholders' investment     $49,580,739  $41,023,775

                                         $68,648,409  $59,782,775                                          $68,648,409  $59,782,775

                             The accompanying notes are an integral part of these consolidated balance sheets.

                  THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                               1 9 9 6      1 9 9 5      1 9 9 4
Net Sales                                    $86,732,555  $81,666,838  $73,645,650

Cost of Sales                                 64,095,481   62,159,712   60,994,434
         Gross profit from operations        $22,637,074  $19,507,126  $12,651,216

Selling, General and
  Administrative Expenses                      7,198,992    7,215,052    6,700,034
         Income from operations              $15,438,082  $12,292,074  $ 5,951,182

Other Income (Expense):
  Interest income                            $   792,065  $   460,930  $   477,876
  Other, net                                     295,511     (679,554)     (55,675)
                                             $ 1,087,576  $  (218,624) $   422,201
Income before Provision for Income Taxes     $16,525,658  $12,073,450  $ 6,373,383

Provision for Income Taxes                     5,980,000    4,400,000    2,375,000

Net Income (Per share-$2.50 in 1996,
  $1.81 in 1995 and $.94 in 1994)            $10,545,658  $ 7,673,450  $ 3,998,383

        The accompanying notes are an integral part of these consolidated statements.

                                                  THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                                              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                                                                                 Unrealized   Excess     Stock-
                        Capital Stock       Class B Capital Stock   Retained     Treasury Stock   Holding    Pension    holders'
                      Shares      Amount     Shares      Amount     Earnings    Shares   Amount     Gain    Liability  Investment
Balance at 1-1-94    2,119,645  $5,299,112      -      $    -      $27,247,630     -    $   -     $   -     $    -     $32,546,742
Net income               -           -          -           -        3,998,383     -        -         -          -       3,998,383
Cash dividends
 ($.44 per share)        -           -          -           -       (1,865,287)    -        -         -          -      (1,865,287)
Stock distribution       -           -      2,119,645   5,299,113   (5,299,113)    -        -         -          -           -
Transfer of shares      36,381      90,953    (36,381)    (90,953)       -         -        -         -          -           -
Unrealized holding
 gain                    -           -          -           -            -         -        -      111,800       -         111,800
Excess pension
 liability               -           -          -           -            -         -        -         -      (393,214)    (393,214)
Balance at 12-31-94  2,156,026  $5,390,065  2,083,264  $5,208,160  $24,081,613     -    $   -     $111,800  $(393,214) $34,398,424
Net income               -           -          -           -        7,673,450     -        -         -          -       7,673,450
Cash dividends
 ($.46 per share)        -           -          -           -       (1,948,513)    -        -         -          -      (1,948,513)
Transfer of shares      29,843      74,607    (29,843)    (74,607)       -         -        -         -          -           -
Unrealized holding
 gain                    -           -          -           -            -         -        -      507,200       -         507,200
Excess pension
 liability               -           -          -           -            -         -        -         -       393,214      393,214
Balance at 12-31-95  2,185,869  $5,464,672  2,053,421  $5,133,553  $29,806,550     -    $   -     $619,000  $   -      $41,023,775
Net income               -           -          -           -       10,545,658     -        -         -         -       10,545,658
Cash dividends
 ($.52 per share)        -           -          -           -       (2,196,190)    -        -         -         -       (2,196,190)
Transfer of shares      58,067     145,168    (58,067)   (145,168)       -         -        -         -         -            -
Purchase of
 treasury stock          -           -          -           -            -     (13,000) (149,504)     -         -         (149,504)
Retirement of
 treasury stock        (13,000)    (32,500)     -           -         (117,004) 13,000   149,504      -         -            -
Unrealized holding
 gain                    -           -          -           -            -         -        -      357,000      -          357,000
Balance at 12-31-96  2,230,936  $5,577,340  1,995,354  $4,988,385  $38,039,014     -    $   -     $976,000  $   -      $49,580,739

                                   The accompanying notes are an integral part of these consolidated statements.

                                    THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                                               1 9 9 6       1 9 9 5       1 9 9 4
Operating Activities:
 Net income                                                  $10,545,658   $ 7,673,450   $ 3,998,383
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and depletion                                  4,702,070     4,241,360     3,697,020
   Gain on disposal of assets                                   (309,913)     (247,088)     (260,307)
   Realized gain on sale of other investments                   (314,963)     (110,089)      (41,341)
   Change in assets and liabilities, net of
    effects from purchase of subsidiaries:
     Receivables, net                                           (424,468)     (978,667)    1,216,541
     Inventories                                                 153,103    (2,013,408)     (252,878)
     Refundable federal and state income taxes                  (193,762)      956,887    (1,073,858)
     Deferred income taxes, current                              (30,000)      (50,000)       34,000
     Prepaid expenses                                             11,404        (7,075)        1,144
     Deferred income taxes, long-term                             60,000        10,000       (64,000)
     Long-term notes receivable                                   31,084       (42,290)        -
     Accounts payable, notes payable
      and accrued liabilities                                   (121,707)     (148,797)      302,309
     Accrued postretirement expense                               98,770       112,560       242,239
     Accrued pension expense                                     (62,464)      402,255       (13,453)
     Minority interest in earnings of subsidiaries               466,758       556,153       410,067
  Net cash provided by operating activities                  $14,611,570   $10,355,251   $ 8,195,866
Investing Activities:
 Acquisition of property, plant and equipment               $(6,017,716)  $(5,863,148)  $(7,047,228)
 Net purchases and sales of subsidiaries' stock                   -           226,573      (739,612)
 Proceeds from disposals of property, plant and equipment       554,427       349,703       289,260
 Payment for purchases of equity investments                   (160,762)      (90,947)   (1,547,507)
 Proceeds from disposals of equity investments                  877,379       721,428       240,823
 Increase in other assets                                      (245,265)     (513,073)      (81,024)
 (Increase) decrease in short term investments, net          (9,030,275)   (1,714,695)    4,528,008
          Net cash used for investing activities           $(14,022,212)  $(6,884,159)  $(4,357,280)
Financing Activities:
 Subsidiaries' dividends paid to minority interest         $   (238,698)  $   (98,118)  $   (55,180)
 Cash dividends                                              (2,030,179)   (1,865,288)   (1,780,501)
 Subsidiaries' purchase of treasury stock, net                    -          (105,200)        -
 Purchase of treasury stock                                    (149,504)        -             -
          Net cash used for financing activities           $ (2,418,381)  $(2,068,606)  $(1,835,681)
Net Increase in Cash and Cash Equivalents                  $ (1,829,023)  $ 1,402,486   $ 2,002,905
Cash and Cash Equivalents, beginning of year                  5,071,268     3,668,782     1,665,877
Cash and Cash Equivalents, end of year                     $  3,242,245   $ 5,071,268   $ 3,668,782

          The accompanying notes are an integral part of these consolidated statements.

                  THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1996, 1995 AND 1994


(1) SUMMARY OF ACCOUNTING POLICIES:

    (a) Description of Business--The Monarch Cement Company (Monarch) has been principally engaged, throughout its history, in the manufacture and sale of portland cement. Monarch is also in the ready-mixed concrete, concrete products and sundry building materials business through its subsidiaries. Monarch has direct control of certain operating companies which have been deemed to be subsidiaries within the meaning of the rules and regulations of the Securities and Exchange Commission. Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements. All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income have been recorded as reductions in other income in the accompanying statements of income. The minority interests in net income were $466,758, $556,153 and $410,067 during 1996, 1995 and 1994, respectively.

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

    (c) Inventories--Inventories of finished cement, work in process and building products are priced by the last-in, first-out (LIFO) method. Under the average cost method of accounting (which approximates current cost), these inventories would have been $1,472,000, $1,396,000 and $1,463,000 higher than those reported at December 31, 1996, 1995 and 1994, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

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

    (e) Net Income per Capital Share--Net income per share of capital stock has been calculated based on the weighted average shares outstanding during each of the three years. The weighted average number of shares after giving retroactive effect to a stock distribution of one share of Class B Capital Stock for each share of Capital Stock outstanding was 4,226,397 in 1996 and 4,239,290 in 1995 and 1994.

    (f) Investments--The Company's short term investments consist of corporate commercial paper with maturities of six months or less and have been classified as held-to-maturity. The amortized cost, which approximates market value, is reflected in the balance sheet. Other assets includes equity securities which have been classified as available-for-sale. Realized gains are computed using the specific identification method. The equity investment results for the years ended December 31, 1996 and 1995 are as follows:

                                                 1996         1995
         Fair value of investments            $2,876,000   $2,680,200
         Cost of investments                   1,250,000    1,651,200
           Fair value in excess of cost       $1,626,000   $1,029,000
         Unrealized gain recorded in equity   $  976,000   $  619,000
         Deferred income taxes                   650,000      410,000
                                              $1,626,000   $1,029,000

         Proceeds from sale of securities     $  877,380   $  721,428
         Realized gains                       $  314,963   $  110,089


    (g) Statements of Cash Flows--The Company considers overnight cash investments to be cash equivalents. All other highly liquid short term investments, generally with an original maturity of six months or less, are considered short term investments. Interest and income taxes paid during each of the three years for the period ended December 31, are as follows:

                                       1996         1995         1994
         Interest paid              $   13,392   $    4,115   $    2,542
         Income taxes paid          $6,833,624   $3,316,543   $4,158,015

(2) INCOME TAXES:

    The provision for federal and state income taxes in the accompanying consolidated statements of income differs from the amount computed at the federal statutory income tax rate as follows:

                                         1996        1995        1994
      Provision for (benefit from)
        federal taxes at statutory
        rates-
          Currently payable           $5,854,000  $4,405,000  $2,277,000
          Deferred                      (170,000)   (300,000)   (110,000)
      State income taxes, net of
        federal tax benefit              718,000     550,000     230,000
      Percentage depletion              (602,000)   (487,000)   (265,000)
      Minority interest in
        consolidated income              187,000     222,000     164,000
      Other, net                          (7,000)     10,000      79,000
                                      $5,980,000  $4,400,000  $2,375,000


     The tax effect of significant temporary differences representing deferred tax assets and (liabilities) are as follows:

                                                1996             1995
     Current:
       Reserve for bad debts                 $   245,000      $   215,000
       Vacation                                  205,000          205,000
         Net current deferred tax assets     $   450,000      $   420,000

     Noncurrent:
       Depreciation                          $  (953,000)     $(1,148,000)
       Postretirement benefits                 3,925,000        3,886,000
       Pension                                    19,000           73,000
       Unrealized holding gains                 (650,000)        (410,000)
       Other, net                                  9,000            9,000
         Net long-term deferred tax assets   $ 2,350,000      $ 2,410,000


(3) PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment at December 31, 1996 and 1995 consisted of:

                                     Depreciation
                                     Lives (Years)     1996         1995
     Quarry lands                                   $   710,188  $   710,188
     Mill site and buildings             12 - 50     11,448,381   11,282,945
     Machinery and equipment              5 - 25     63,239,341   60,838,275
     Transportation equipment             3 - 12     17,046,844   15,280,248
     Office furniture and fixtures        5 - 20        867,811      800,115
     Office and other buildings          10 - 30      1,644,162    1,632,722
     Construction in process                            320,845       30,610
                                                    $95,277,572  $90,575,103
     Less--Accumulated depreciation and depletion    71,678,195   68,057,293
                                                    $23,599,377  $22,517,810

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


     The following tables set forth the plans' funded status and amounts recognized in the Company's balance sheets at December 31, 1996, 1995 and 1994:

                                                         Humboldt    Des Moines
FOR THE YEAR ENDED DECEMBER 31, 1996:         Staff     Production   Production
Actuarial present value of benefit
  obligation:
  Vested benefit obligation               $ 10,219,295  $ 6,642,953  $ 2,804,797
  Nonvested benefit obligation                 200,965      182,824       14,925
    Accumulated benefit obligation        $ 10,420,260  $ 6,825,777  $ 2,819,722
Projected benefit obligation              $(11,210,567) $(6,825,777) $(2,819,722)
Plan assets at fair value, primarily
  listed stocks and U.S. government
  obligations                               12,122,237    7,950,431    3,036,743
    Plan assets in excess of projected
      benefit obligation                  $    911,670  $ 1,124,654  $   217,021
Unrecognized net gain from past
  experience different from that assumed
  and effects of changes in assumptions     (1,253,122)  (1,131,621)    (411,303)
Prior service cost                              73,777      368,507        -
Unrecognized net obligation (asset) at
  December 31, 1996 due to initial
  application of FAS Statement No. 87           67,187      (17,924)       4,535
    (Accrued) prepaid pension expense     $   (200,488) $   343,616  $  (189,747)
Net pension cost (income) for 1996
  included the following components:
  Service cost-benefits earned during
    the period                            $    159,101  $    81,993  $    12,135
  Interest cost on projected benefit
    obligation                                 811,393      497,588      206,023
  Actual return on plan assets              (1,309,979)    (861,379)    (329,657)
  Net amortization and deferral                319,322      208,549       69,198
    Net pension expense                   $    (20,163) $   (73,249) $   (42,301)

FOR THE YEAR ENDED DECEMBER 31, 1995:
Actuarial present value of benefit
  obligation:
  Vested benefit obligation               $ 10,025,749  $ 6,785,340  $ 2,821,089
  Nonvested benefit obligation                 137,186      196,304       20,978
    Accumulated benefit obligation        $ 10,162,935  $ 6,981,644  $ 2,842,067
Projected benefit obligation              $(10,882,232) $(6,981,644) $(2,842,067)
Plan assets at fair value, primarily
  listed stocks and U.S. government
  obligations                               11,580,708    7,697,191    2,972,667
    Plan assets in excess of projected
      benefit obligation                  $    698,476  $   715,547  $   130,600
Unrecognized net gain from past
  experience different from that assumed
  and effects of changes in assumptions       (999,752)    (819,628)    (368,090)
Prior service cost                               -          396,854        -
Unrecognized net obligation (asset) at
  December 31, 1995 due to initial
  application of FAS Statement No. 87           80,625      (22,406)       5,442
    (Accrued) prepaid pension expense     $   (220,651) $   270,367  $  (232,048)
Net pension cost (income) for 1995
  included the following components:
  Service cost-benefits earned during
    the period                            $    129,060  $    73,788  $    15,613
  Interest cost on projected benefit
    obligation                                 795,516      517,675      211,160
  Actual return on plan assets              (2,441,742)  (1,636,137)    (633,241)
  Net amortization and deferral              1,600,739    1,087,222      412,235
    Net pension expense                   $     83,573  $    42,548  $     5,767

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

     In determining the actuarial present value of the projected benefit obligation, the assumed discount rate was 8.0%, 7.5% and 8.0% at the end of 1996, 1995 and 1994, respectively. The assumed rate of increase in future compensation levels was 4.5% in 1996 and 1995 and 5% in 1994. The expected long-term rate of return on assets was 9% for 1996, 1995 and 1994.

(5) CONTINGENT LIABILITIES:

    According to various agreements with certain minority stockholders, under specified circumstances, the Company is obligated to acquire such shares, if requested to do so, at a previously established value ($2,267,997 at December 31, 1996). In January 1997, the Company acquired shares pursuant to one of these agreements requiring payment of $794,410.

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

(7) SEGMENTS OF BUSINESS:

                                            Ready-Mixed
                                             Concrete
                                  Cement    and Sundry  Adjustments
FOR THE YEAR ENDED                 Manu-     Building       and
  DECEMBER 31, 1996:             facturing   Materials  Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $36,838,233 $49,894,323 $     -       $86,732,555
  Intersegment sales             10,764,176     235,795  (10,999,971)       -
    Total net sales             $47,602,409 $50,130,118 $(10,999,971) $86,732,555
  Income from operations        $13,665,251 $ 1,772,831               $15,438,082
  Other income, net                                                     1,087,576
    Income before income taxes                                        $16,525,658
  Identifiable assets at
    December 31, 1996           $27,253,943 $15,656,197               $42,910,140
  Corporate assets                                                     25,738,269
    Total assets at
      December 31, 1996                                               $68,648,409


FOR THE YEAR ENDED
  DECEMBER 31, 1995:
  Sales to unaffiliated
    customers                   $33,080,508 $48,586,330 $     -       $81,666,838
  Intersegment sales             10,037,591     231,041  (10,268,632)       -
    Total net sales             $43,118,099 $48,817,371 $(10,268,632) $81,666,838
  Income from operations        $ 9,870,468 $ 2,421,606               $12,292,074
  Other income, net                                                      (218,624)
    Income before income taxes                                        $12,073,450
  Identifiable assets at
    December 31, 1995           $27,372,332 $14,196,280               $41,568,612
  Corporate assets                                                     18,214,163
    Total assets at
      December 31, 1995                                               $59,782,775


FOR THE YEAR ENDED
  DECEMBER 31, 1994:
  Sales to unaffiliated
    customers                   $27,333,613 $46,312,037 $     -       $73,645,650
  Intersegment sales              8,919,667     267,523  (9,187,190)        -
    Total net sales             $36,253,280 $46,579,560 $(9,187,190)  $73,645,650
  Income from operations        $ 3,339,160 $ 2,612,022               $ 5,951,182
  Other income, net                                                       422,201
    Income before income taxes                                        $ 6,373,383
  Identifiable assets at
    December 31, 1994           $23,450,484 $13,589,370               $37,039,854
  Corporate assets                                                     15,482,133
    Total assets at
      December 31, 1994                                               $52,521,987

    The Company operates principally in two industries, the manufacture of portland cement and the sale of ready-mixed concrete and sundry building materials. Total sales by industry before adjustments and eliminations includes both sales to unaffiliated customers, as reported in the Company's consolidated statements of income and retained earnings, and intersegment sales which are accounted for by the same method as all other sales. Sales by industry are made primarily to ready-mixed concrete plants and contractors for use in highways, airports, dams, housing, commercial buildings and other construction. Receivables are generally collected within thirty to sixty days of the sale, but are occasionally delayed until completion of the project.
The Company's bad debt write-offs are generally less than .5% of net sales.

    Income from operations is total net sales less operating expenses. In computing income from operations, none of the following items have been added or deducted: general corporate income and expenses, interest expense and income taxes. Also, no amounts have been excluded for corporate administrative expense because the amounts which cannot be identified by industry are not significant. Depreciation for cement manufacturing and ready-mixed concrete, respectively, was $2,570,085 and $2,121,550 in 1996; $2,081,196 and $2,149,729 in 1995 and $1,687,532 and $1,999,053 in 1994.
Capital expenditures for cement manufacturing and ready-mixed concrete, respectively, including capital assets of businesses acquired were $2,448,248 and $3,569,468 in 1996; $3,754,435 and $2,108,713 in 1995 and $4,152,827 and
$2,894,401 in 1994. Identifiable assets by industry are those assets that are used in the Company's operations in each industry.

    During 1996, 1995 and 1994, there were no sales to any one customer in excess of 10% of consolidated net sales.

(8) POSTRETIREMENT BENEFITS:

    Monarch provides certain postretirement health care, accident and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans. These benefits are self-insured by Monarch and are paid out of Monarch's general assets.

    The following table sets forth the plans' combined funded status reconciled with the amount shown in the Company's balance sheets as of December 31, 1996 and 1995:

                                                    1996          1995
Accumulated postretirement benefit obligation:
  Retirees                                      $ 7,837,000   $ 7,825,000
  Other fully-eligible participants                 447,000       561,000
  Other active participants                       2,474,000     2,126,000
    Total benefit obligation                    $10,758,000   $10,512,000
Unrecognized net loss from differences
  between past experience and that assumed         (944,000)     (797,000)
    Accrued postretirement liability            $ 9,814,000   $ 9,715,000
Net periodic postretirement benefit cost
  included the following components:
  Service cost                                  $   133,000    $  126,000
  Interest cost                                     766,000       872,000
  Unrecognized net loss                               -            38,000
    Net periodic postretirement benefit cost    $   899,000    $1,036,000

    The assumed annual rate of increase in the per capita cost of covered health care benefits was 7%, 8% and 9% for 1996, 1995 and 1994, respectively. This rate is assumed to decrease 1% per year to an ultimate rate of 4%. Increasing the assumed health care cost trend rates by one percentage point each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $998,000 and would result in an increase in net periodic postretirement benefit cost of $103,000.

    A weighted average discount rate of 7.5% at December 31, 1996 and 1995 was used to determine the accumulated postretirement benefit obligation.