Form 10-K, Exhibit 13
period 1997-12-31
MONARCH CEMENT CO
filed 1998-03-18
CIK 67517

THE
                                   MONARCH
                                CEMENT COMPANY













                               HUMBOLDT, KANSAS




                              1997 ANNUAL REPORT

                                                        March 13, 1998



                  ANNUAL REPORT TO STOCKHOLDERS

     Consolidated net income for 1997 topped $10,000,000 for the second time in Monarch's history. Sales increased 6% during 1997 primarily as a result of a minor increase in sales prices. The Company performed significant major maintenance on its three cement kilns, as well as other major pieces of equipment during 1997. These maintenance costs, which were not completely offset by the increase in sales price, caused gross margin to decrease from 26% in 1996 to 23% in 1997. Additional modifications to two of the Company's cement kilns and expanded computerization of its cement manufacturing processes are scheduled during 1998. These capital expenditures, as well as other facility improvements and equipment purchases in both the cement and ready-mixed concrete segments, are designed to increase the efficiency of the overall organization.

     The market outlook for 1998 is once again favorable. Although some forecasts indicate a slight decrease in sales of cement to the private sector, these decreases are expected to be offset by sales to the public sector. As a result, the Company anticipates demand during the heaviest shipping months of 1998 will equal or exceed the supply of cement.

     We wish to acknowledge our Heavenly Father for the blessings bestowed on us in achieving the outstanding results as presented in this report. We credit our success to our employees who continue to expend the additional effort necessary to operate at full capacity over extended periods of time.
We express our appreciation to our customers for their loyalty and patronage. We also wish to thank you, our stockholders, for your continued support and invite you to attend your corporation's annual meeting to be held at 2:00 p.m. on April 8, 1998 in the corporate office, Humboldt, Kansas.


       WALTER H. WULF                            WALTER H. WULF, JR.
    Chairman of the Board               President, Vice Chairman of the Board

                 THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                           SELECTED FINANCIAL DATA

                 FOR THE FIVE YEARS ENDED DECEMBER 31, 1997
             (Dollar amounts in thousands except per share data)

                                1997      1996      1995      1994      1993
Net sales . . . . . . . . . . $91,820   $86,733   $81,667   $73,646   $66,118
Net income before
  cumulative effect of
  accounting changes. . . . . $10,103   $10,546   $ 7,673   $ 3,998   $ 4,992
Net income per share before
  cumulative effect of
  accounting changes. . . . .   $2.40     $2.50     $1.81      $.94     $1.18
Net income (loss) . . . . . . $10,103   $10,546   $ 7,673   $ 3,998   $   (88)
Net income (loss) per share .   $2.40     $2.50     $1.81      $.94     $(.02)
Total assets. . . . . . . . . $76,233   $68,648   $59,783   $52,522   $49,863
Long-term obligations . . . . $   -     $   -     $   -     $   -     $   -
Cash dividends declared
  per share . . . . . . . . .    $.60      $.52      $.46      $.44      $.40
Stockholders' investment
  per share . . . . . . . . .  $13.68    $11.73     $9.68     $8.11     $7.68



                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity

     At December 31, 1997, current assets of The Monarch Cement Company and Subsidiaries (the Company) exceeded current liabilities by $38,583,275 resulting in a current ratio of 7.04 to 1. The Company's cash needs in 1997 were satisfied by cash generated from operations and internal funds. The amount of cash and short term investments increased during 1997. The Company does not currently have an established line of credit with a bank; however, the Company believes its capital resources are adequate to meet its current capital expenditure requirements and liquidity needs.

Capital Resources

     During 1997, the Company invested $6,494,536 in property, plant and equipment. The Company regularly has capital expenditures of $5,000,000 to $6,000,000 per year in keeping its equipment and facilities in good operating condition. The Company plans further improvements to two of its cement kilns, additional computerization of its cement manufacturing processes and miscellaneous equipment purchases and facility improvements in both the cement and ready-mixed concrete segments in 1998. It is expected that the Company's capital expenditures will approximate $10,000,000 during 1998 and that the funds for these projects will be provided from internal sources.

     At the regular meeting of the Board of Directors held on December 13, 1996, the Board authorized management from time to time to purchase shares of Monarch stock, up to a maximum amount of 400,000 shares. These purchases may be either Capital Stock or Class B Capital Stock and are to be acquired on such terms and at such times as management considers appropriate. Funds for these purchases would be provided from internal sources.


Results of Operations

     General. For the last three years, demand for cement in the Company's market has been excellent. During this period, the Company sold the entire cement production capacity of its Humboldt plant. In the past, it has been necessary for the Company to purchase cement and clinker from third parties to supplement its supply and meet customer demand. By early 1995, however, the Company completed plant modifications that increased the production capacity of the Humboldt plant and improved its efficiency. The increased capacity allowed the Company to meet the needs of its customers without significant purchases of cement and clinker from third parties. These favorable market conditions and the Company's increased production capacity are the primary factors that have led to the Company's improved profitability.

     The increased profitability of the Company's cement segment has been offset somewhat by a decline in overall profitability of the Company's ready-mixed concrete operations during the last three years. This segment has been adversely affected by a slight decline in prices for ready-mixed concrete and by increasing costs, including the cost of cement. These factors vary from local market to local market and from year to year, and no one facotr or local market accounts for the decline in profitability during the three-year period.

     1997 Compared to 1996. The Company's 1997 net sales increased approximately 6% as compared to 1996 due primarily to increased prices for cement.

     The 10% increase in cost of sales for 1997 as compared to 1996 is primarily due to a significant increase in maintenance costs at the cement plant in Humboldt. During the first quarter of 1997, the Company performed significant preventive maintenance on each of its three cement kilns, as well as other major pieces of equipment. Cost of sales also increased because of increased volume and costs in the ready-mixed concrete and sundry building materials segment, as mentioned above. As a result of these factors, the Company's gross profit from operations for the year 1997 declined to 23% of net sales as compared to 26% for 1996.

     The increase in "Other, net" during 1997 as compared to 1996 was due primarily to the sale of investment securities.

     1996 Compared to 1995. Net sales of $86,732,555 for the year 1996 represents a 6% increase over 1995 net sales. This increase is primarily a result of an increase in the volume of cement sold (as discussed above) and a slight increase in the product prices.

     As mentioned above, during 1996, the Company generated cost savings by purchasing lesser amounts of clinker and cement from third parties, by improving production efficiency through plant improvements and by fully utilizing its expanded capacity. As a result, the Company experienced a 3% increase in 1996 cost of sales as compared to the 6% increase in net sales. Gross profit from operations for the year 1996 improved to 26% of net sales as compared to 24% for 1995.

     Year 2000. As has been widely publicized, there is widespread concern in the U.S. economy and elsewhere that computer systems using only two digits to identify years may create problems when the year 2000 arrives. The Company has assessed the key financial, informational and operational systems regarding this concern. Management believes that the Company will not encounter significant operational issues related to the year 2000 problem. Furthermore, the financial impact of making required systems changes is not expected to be material to the Company's consolidated financial position, results of operations or cash flows.

     Forward-Looking Statements. Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Annual Report and Form 10-K report filed with the Securities and Exchange Commission, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may affect the actual results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions; competition; raw material and other operating costs; costs of capital equipment; changes in business strategy or expansion plans; and demand for the Company's products.

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

     The following table sets forth for the last three fiscal years the dollar amount of sales to unaffiliated customers, intersegment sales, operating profit and identifiable assets contributed by Industry Segment A (cement manufacturing) and Industry Segment B (ready-mixed concrete and sundry building materials):

                                          1997       1996       1995
                                                 (In Thousands)
     Sales to Unaffiliated Customers-
        Industry:  Segment A             $39,539    $36,838    $33,081
                   Segment B              52,281     49,895     48,586

     Intersegment Sales-
        Industry:  Segment A               8,868     10,764     10,038
                   Segment B                 263        236        231

     Operating Profit-
        Industry:  Segment A              12,943     13,665      9,870
                   Segment B               1,176      1,773      2,422

     Identifiable Assets-
        Industry:  Segment A              28,425     27,254     27,373
                   Segment B              16,400     15,656     14,196

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

     The following table sets forth for the last three fiscal years of the Company the percentage of total sales contributed (1) by the manufacture and sale of portland cement and (2) by the sale of ready-mixed concrete and sundry building materials:







                                               Total    Sales
                                                December 31,
                                         1997       1996       1995
     Portland Cement . . . . . . . . .   43.1%      42.5%      40.5%
     Ready-Mixed Concrete and
       sundry building materials . . .   56.9%      57.5%      59.5%
                                        100.0%     100.0%     100.0%


                           DIRECTORS AND OFFICERS

                          Present position
        Name                with Company             Principal occupation
Walter H. Wulf          Chairman of the Board    Position with Company
                        and Director

Walter H. Wulf, Jr.     President, Vice          Position with Company
                        Chairman of the Board
                        and Director

Robert M. Kissick       Vice President           Chairman, Hydraulic Power
                        and Director             Systems, Inc. (manufacturer
                                                 of construction equipment)

Karl Callaway           Secretary                Retired Farmer
                        and Director

Byron K. Radcliff       Treasurer                Manager, Radcliff Ranch
                        and Director

Jack R. Callahan        Director                 Retired President, The
                                                 Monarch Cement Company

Ronald E. Callaway      Director                 Transport truck driver,
                                                 Agricultural Carriers, Inc.

David L. Deffner        Director                 Professor of Music, American
                                                 River College, Director of
                                                 Music, Davis Community Church

Richard N. Nixon        Director                 Shareholder in law firm of
                                                 Stinson, Mag & Fizzell, P.C.,
                                                 Kansas City, Missouri

Byron J. Radcliff       Director                 Rancher

Michael R. Wachter      Director                 Civil Engineer and Project
                                                 Manager, Concrete Technology
                                                 Corp. (a precast/prestressed
                                                 concrete producer)

Lyndell G. Mosley       Assistant Secretary-     Position with Company
                        Treasurer



                        STOCK MARKET AND DIVIDEND DATA

     On March 2, 1998, Monarch's stock was held by approximately 700 record holders. Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market. Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Following is a schedule of the range of high and low bid quotations of Monarch's stock as reported by Fahnestock & Co. Inc. and dividends declared for each quarter of its two latest fiscal years:

               Quarter     Stock Bid Quotation     Dividends
               Ending         Low      High        Declared
               3-31-96       11.25     16.25           -
               6-30-96       14.50     16.75          .12
               9-30-96       14.62     15.62          .12
              12-31-96       14.87     16.00          .28*
               3-31-97       15.00     17.50           -
               6-30-97       17.50     20.00          .14
               9-30-97       19.75     22.00          .14
              12-31-97       20.50     25.00          .32*

*Reflects declaration of two $.14 and two $.16 dividends payable in the first quarter of 1997 and 1998, respectively.



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

                           ARTHUR ANDERSEN LLP

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of The Monarch Cement Company:

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company (a Kansas corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                        /s/ Arthur Andersen LLP


Kansas City, Missouri,
  February 13, 1998

TABLE

                                          THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
                                    CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1997 AND 1996
                             ASSETS                                           LIABILITIES AND STOCKHOLDERS' INVESTMENT
                                           1 9 9 7      1 9 9 6                                              1 9 9 7      1 9 9 6
CURRENT ASSETS:                                                     CURRENT LIABILITIES:
  Cash and cash equivalents              $ 4,093,317  $ 3,242,245     Accounts payable                     $ 3,518,686  $ 3,454,088
  Short term investments, at cost                                     Accrued liabilities-
    which approximates market             20,930,123   16,103,721       Federal and state income taxes         274,450      565,489
  Receivables, less allowances of                                       Dividends                            1,349,029    1,181,880
    $447,000 in 1997 and $616,000 in                                    Compensation                           704,425      693,349
    1996 for doubtful accounts             7,972,699    8,560,237       Miscellaneous taxes                    342,454      403,960
  Inventories, priced at cost which                                     Other                                  194,051      383,803
    is not in excess of market-                                           Total current liabilities        $ 6,383,095  $ 6,682,569
    Cost determined by last-in,
      first-out method-                                             ACCRUED POSTRETIREMENT BENEFITS          9,838,905    9,813,569
      Finished cement                    $ 1,168,177  $ 1,274,235
      Work in process                        316,370      174,807   ACCRUED PENSION EXPENSE                    321,184      390,235
      Building products                    1,127,182    1,168,402
    Cost determined by first-in,                                    MINORITY INTEREST IN CONSOLIDATED
      first-out method-                                               SUBSIDIARIES                           2,004,424    2,181,297
      Fuel, gypsum, paper sacks
        and other                          1,318,911    1,481,926   CONTINGENT LIABILITIES
    Cost determined by average method-
      Operating and maintenance supplies   7,375,598    6,625,714   STOCKHOLDERS' INVESTMENT:
          Total inventories              $11,306,238  $10,725,084     Capital Stock, par value $2.50
  Refundable federal and state                                          per share-Authorized 10,000,000
    income taxes                             221,072      310,733       shares, Issued 2,292,891 shares
  Deferred income taxes                      415,000      450,000       at December 31, 1997 and 2,230,936
  Prepaid expenses                            27,921       25,442       shares at December 31, 1996        $ 5,732,227  $ 5,577,340
          Total current assets           $44,966,370  $39,417,462     Class B Capital Stock, par value
                                                                        $2.50 per share-Authorized
PROPERTY, PLANT AND EQUIPMENT, at                                       10,000,000 shares, Issued
  cost, less accumulated depreciation                                   1,922,823 shares at December 31,
  and depletion of $74,556,421 in 1997                                  1997 and 1,995,354 shares at
  and $71,678,195 in 1996                 25,517,772   23,599,377       December 31, 1996                    4,807,058    4,988,385
                                                                      Retained Earnings                     45,486,139   38,039,014
DEFERRED INCOME TAXES                      1,810,000    2,350,000                                          $56,025,424  $48,604,739
                                                                      Plus:  Unrealized holding gain         1,660,000      976,000
OTHER ASSETS                               3,938,890    3,281,570       Total stockholders' investment     $57,685,424  $49,580,739

                                         $76,233,032  $68,648,409                                          $76,233,032  $68,648,409

                             The accompanying notes are an integral part of these consolidated balance sheets.

                  THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                               1 9 9 7      1 9 9 6      1 9 9 5
Net Sales                                    $91,819,836  $86,732,555  $81,666,838

Cost of Sales                                 70,781,950   64,095,481   62,159,712
         Gross profit from operations        $21,037,886  $22,637,074  $19,507,126

Selling, General and
  Administrative Expenses                      6,919,368    7,198,992    7,215,052
         Income from operations              $14,118,518  $15,438,082  $12,292,074

Other Income (Expense):
  Interest income                            $ 1,057,501  $   792,065  $   460,930
  Other, net                                     727,446      295,511     (679,554)
                                             $ 1,784,947  $ 1,087,576  $  (218,624)
Income before Provision for Income Taxes     $15,903,465  $16,525,658  $12,073,450

Provision for Income Taxes                     5,800,000    5,980,000    4,400,000

Net Income (Basic earnings per share-$2.40
 in 1997, $2.50 in 1996 and $1.81 in 1995)   $10,103,465  $10,545,658  $ 7,673,450

        The accompanying notes are an integral part of these consolidated statements.

                                                  THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                                              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                                                                                 Unrealized    Excess      Stock-
                        Capital Stock       Class B Capital Stock   Retained     Treasury Stock   Holding     Pension     holders'
                      Shares      Amount     Shares      Amount     Earnings    Shares   Amount     Gain     Liability  Investment
Balance at 1-1-95    2,156,026  $5,390,065  2,083,264  $5,208,160  $24,081,613     -    $   -    $  111,800  $(393,214) $34,398,424
Net income               -           -          -           -        7,673,450     -        -         -          -        7,673,450
Cash dividends
 ($.46 per share)        -           -          -           -       (1,948,513)    -        -         -          -       (1,948,513)
Transfer of shares      29,843      74,607    (29,843)    (74,607)       -         -        -         -          -            -
Unrealized holding
 gain                    -           -          -           -            -         -        -       507,200      -          507,200
Excess pension
 liability               -           -          -           -            -         -        -         -        393,214      393,214
Balance at 12-31-95  2,185,869  $5,464,672  2,053,421  $5,133,553  $29,806,550     -    $   -    $  619,000  $   -      $41,023,775
Net income               -           -          -           -       10,545,658     -        -         -          -       10,545,658
Cash dividends
 ($.52 per share)        -           -          -           -       (2,196,190)    -        -         -          -       (2,196,190)
Transfer of shares      58,067     145,168    (58,067)   (145,168)       -         -        -         -          -            -
Purchase of
 treasury stock          -           -          -           -            -     (13,000) (149,504)     -          -         (149,504)
Retirement of
 treasury stock        (13,000)    (32,500)     -           -         (117,004) 13,000   149,504      -          -            -
Unrealized holding
 gain                    -           -          -           -            -         -        -       357,000      -          357,000
Balance at 12-31-96  2,230,936  $5,577,340  1,995,354  $4,988,385  $38,039,014     -    $   -    $  976,000  $   -      $49,580,739
Net income               -           -          -           -       10,103,465     -        -         -          -       10,103,465
Cash dividends
 ($.60 per share)        -           -          -           -       (2,529,428)    -        -         -          -       (2,529,428)
Transfer of shares      72,531     181,327    (72,531)   (181,327)       -         -        -         -          -            -
Purchase of
 treasury stock          -           -          -           -            -     (10,576) (153,352)     -          -         (153,352)
Retirement of
 treasury stock        (10,576)    (26,440)     -           -         (126,912) 10,576   153,352      -          -            -
Unrealized holding
 gain                    -           -          -           -            -         -        -       684,000      -          684,000
Balance at 12-31-97  2,292,891  $5,732,227  1,922,823  $4,807,058  $45,486,139     -    $   -    $1,660,000  $   -      $57,685,424

                                   The accompanying notes are an integral part of these consolidated statements.

                                    THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                                               1 9 9 7       1 9 9 6       1 9 9 5
Operating Activities:
 Net income                                                  $10,103,465   $10,545,658   $ 7,673,450
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and depletion                                  4,991,992     4,702,070     4,241,360
   Gain on disposal of assets                                   (246,799)     (263,133)     (162,220)
   Realized gain on sale of other investments                   (840,820)     (314,963)     (110,089)
   Change in assets and liabilities, net of
    effects from purchase of subsidiaries:
     Receivables, net                                            587,538      (424,468)     (978,667)
     Inventories                                                (581,154)      153,103    (2,013,408)
     Refundable federal and state income taxes                    89,661      (193,762)      956,887
     Deferred income taxes, current                               35,000       (30,000)      (50,000)
     Prepaid expenses                                             (2,479)       11,404        (7,075)
     Deferred income taxes, long-term                            540,000        60,000        10,000
     Long-term notes receivable                                   11,956        31,084       (42,290)
     Accounts payable, notes payable
      and accrued liabilities                                   (466,623)     (121,707)     (148,797)
     Accrued postretirement expense                               25,336        98,770       112,560
     Accrued pension expense                                     (69,051)      (62,464)      402,255
     Minority interest in earnings of subsidiaries               453,039       466,758       556,153
  Net cash provided by operating activities                  $14,631,061  $ 14,658,350   $10,440,119
Investing Activities:
 Acquisition of property, plant and equipment               $(6,494,536)  $ (6,017,716)  $(5,863,148)
 Net purchases of subsidiaries' stock                        (1,029,410)         -           226,573
 Proceeds from disposals of property, plant and equipment       419,956        507,647       264,835
 Payment for purchases of equity investments                      -           (160,762)      (90,947)
 Proceeds from disposals of equity investments                1,366,291        877,379       721,428
 Increase in other assets                                      (517,091)      (245,265)     (513,073)
 (Increase) decrease in short term investments, net          (4,826,402)    (9,030,275)   (1,714,695)
          Net cash used for investing activities           $(11,081,192)  $(14,068,992)  $(6,969,027)
Financing Activities:
 Subsidiaries' dividends paid to minority interest         $   (173,746)  $  (238,698)  $   (98,118)
 Cash dividends                                              (2,362,279)   (2,030,179)   (1,865,288)
 Subsidiaries' purchase of treasury stock                        (9,420)        -          (105,200)
 Purchase of treasury stock                                    (153,352)     (149,504)        -
          Net cash used for financing activities           $ (2,698,797)  $(2,418,381)  $(2,068,606)
Net Increase (Decrease) in Cash and Cash Equivalents       $    851,072   $(1,829,023)  $ 1,402,486
Cash and Cash Equivalents, beginning of year                  3,242,245     5,071,268     3,668,782
Cash and Cash Equivalents, end of year                     $  4,093,317   $ 3,242,245   $ 5,071,268

          The accompanying notes are an integral part of these consolidated statements.

                  THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1997, 1996 AND 1995


(1) SUMMARY OF ACCOUNTING POLICIES:

    (a) Description of Business--The Monarch Cement Company (Monarch) has been principally engaged, throughout its history, in the manufacture and sale of portland cement. The marketing area for Monarch's products consists primarily of the State of Kansas, the State of Iowa, southeast Nebraska, western Missouri, northwest Arkansas and northern Oklahoma. Sales are made primarily to contractors, ready-mixed concrete plants, concrete products plants, building materials dealers and governmental agencies. Companies controlled by Monarch sell ready-mixed concrete, concrete products and sundry building materials in metropolitan areas within Monarch's primary market.

     Monarch has direct control of certain operating companies which have been deemed to be subsidiaries within the meaning of the rules and regulations of the Securities and Exchange Commission. Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements. All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income have been recorded as reductions in other income in the accompanying statements of income. The minority interests in net income were $453,039, $466,758 and $556,153 during 1997, 1996 and 1995, respectively.

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

    (c) Inventories--Inventories of finished cement, work in process and building products are priced by the last-in, first-out (LIFO) method. Under the average cost method of accounting (which approximates current cost), these inventories would have been $1,763,000, $1,472,000 and $1,396,000 higher than those reported at December 31, 1997, 1996 and 1995, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

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

    (e) Net Income per Capital Share--Net income per share of capital stock has been calculated based on the weighted average shares outstanding during each of the three years. The weighted average number of shares outstanding was 4,215,859 in 1997, 4,226,397 in 1996 and 4,239,290 in 1995.

    (f) Investments--The Company's short term investments consist of corporate commercial paper with maturities of six months or less and have been classified as held-to-maturity. The amortized cost, which approximates market value, is reflected in the balance sheet. Other assets includes equity securities which have been classified as available-for-sale. Realized gains are computed using the specific identification method. The equity investment results for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                              1997        1996        1995
      Fair value of investments            $3,485,000  $2,876,000  $2,680,200
      Cost of investments                     725,000   1,250,000   1,651,200
        Fair value in excess of cost       $2,760,000  $1,626,000  $1,029,000
      Unrealized gain recorded in equity   $1,660,000  $  976,000  $  619,000
      Deferred income taxes                 1,100,000     650,000     410,000
                                           $2,760,000  $1,626,000  $1,029,000

      Proceeds from sale of securities     $1,366,291  $  877,380  $  721,428
      Realized gains                       $  840,820  $  314,963  $  110,089


    (g) Statements of Cash Flows--The Company considers overnight cash investments to be cash equivalents. All other highly liquid short term investments, generally with an original maturity of six months or less, are considered short term investments. Interest and income taxes paid during each of the three years for the period ended December 31, are as follows:

                                       1997         1996         1995
         Interest paid              $    4,279   $   13,392   $    4,115
         Income taxes paid          $6,111,378   $6,833,624   $3,316,543

    (h) Reclassifications--Minor reclassifications have been made to the 1996 and 1995 Statements of Cash Flows to conform with the 1997 classifications.

(2) PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment at December 31, 1997 and 1996 consisted of:

                                    Depreciation
                                    Lives (Years)      1997         1996
     Quarry lands                                  $    710,188  $   710,188
     Mill site and buildings            12 - 50      12,059,599   11,448,381
     Machinery and equipment             5 - 25      65,626,862   63,239,341
     Transportation equipment            3 - 12      18,289,567   17,046,844
     Office furniture and fixtures       5 - 20         922,607      867,811
     Office and other buildings         10 - 30       1,869,848    1,644,162
     Construction in process                            595,522      320,845
                                                   $100,074,193  $95,277,572
     Less--Accumulated depreciation and depletion    74,556,421   71,678,195
                                                   $ 25,517,772  $23,599,377


(3) INCOME TAXES:

    The provision for federal and state income taxes in the accompanying consolidated statements of income differs from the amount computed at the federal statutory income tax rate as follows:

                                         1997        1996        1995
      Provision for (benefit from)
        federal taxes at statutory
        rates-
          Currently payable           $5,551,000  $5,854,000  $4,405,000
          Deferred                       (85,000)   (170,000)   (300,000)
      State income taxes, net of
        federal tax benefit              724,000     718,000     550,000
      Percentage depletion              (568,000)   (602,000)   (487,000)
      Minority interest in
        consolidated income              181,000     187,000     222,000
      Other, net                          (3,000)     (7,000)     10,000
                                      $5,800,000  $5,980,000  $4,400,000


     The tax effect of significant temporary differences representing deferred tax assets and (liabilities) are as follows:

                                                1997             1996
     Current:
       Reserve for bad debts                 $   190,000      $   245,000
       Vacation                                  225,000          205,000
         Net current deferred tax assets     $   415,000      $   450,000

     Noncurrent:
       Depreciation                          $(1,004,000)     $  (953,000)
       Postretirement benefits                 3,935,000        3,925,000
       Pension                                   (35,000)          19,000
       Unrealized holding gains               (1,100,000)        (650,000)
       Other, net                                 14,000            9,000
         Net long-term deferred tax assets   $ 1,810,000      $ 2,350,000


(4) POSTRETIREMENT BENEFITS:

    Monarch provides certain postretirement health care, accident and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans. These benefits are self-insured by Monarch and are paid out of Monarch's general assets.

    The following table sets forth the plans' combined funded status reconciled with the amount shown in the Company's balance sheets as of December 31, 1997 and 1996:



                                                    1997          1996
Accumulated postretirement benefit obligation:
  Retirees                                      $ 7,974,000   $ 7,837,000
  Other fully-eligible participants                 438,000       447,000
  Other active participants                       3,011,000     2,474,000
    Total benefit obligation                    $11,423,000   $10,758,000
Unrecognized net loss from differences
  between past experience and that assumed       (1,584,000)     (944,000)
    Accrued postretirement liability            $ 9,839,000   $ 9,814,000
Net periodic postretirement benefit cost
  included the following components:
  Service cost                                  $   144,000    $  133,000
  Interest cost                                     786,000       766,000
    Net periodic postretirement benefit cost    $   930,000    $  899,000

    The assumed annual rate of increase in the per capita cost of covered health care benefits was 6%, 7% and 8% for 1997, 1996 and 1995, respectively. This rate is assumed to decrease 1% per year to an ultimate rate of 4%. Increasing the assumed health care cost trend rates by one percentage point each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $1,087,000 and would result in an increase in net periodic postretirement benefit cost of $103,000.

    A weighted average discount rate of 7% and 7.5% at December 31, 1997 and 1996, respectively, was used to determine the accumulated postretirement benefit obligation.

(5) PENSION PLANS:

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


     The following tables set forth the plans' funded status and amounts recognized in the Company's balance sheets at December 31, 1997, 1996 and 1995:

                                                         Humboldt    Des Moines
FOR THE YEAR ENDED DECEMBER 31, 1997:         Staff     Production   Production
Actuarial present value of benefit
  obligation:
  Vested benefit obligation               $ 10,966,810  $ 7,165,451  $ 2,931,473
  Nonvested benefit obligation                 263,504      263,113       17,685
    Accumulated benefit obligation        $ 11,230,314  $ 7,428,564  $ 2,949,158
Projected benefit obligation              $(12,166,615) $(7,428,564) $(2,949,158)
Plan assets at fair value, primarily
  listed stocks and U.S. government
  obligations                               13,543,421    8,749,140    3,295,130
    Plan assets in excess of projected
      benefit obligation                  $  1,376,806  $ 1,320,576  $   345,972
Unrecognized net gain from past
  experience different from that assumed
  and effects of changes in assumptions     (1,676,177)  (1,391,123)    (492,406)
Prior service cost                              67,244      492,695        -
Unrecognized net obligation (asset) at
  December 31, 1997 due to initial
  application of FAS Statement No. 87           53,749      (13,442)       3,628
    (Accrued) prepaid pension expense     $   (178,378) $   408,706  $  (142,806)
Net pension cost (income) for 1997
  included the following components:
  Service cost-benefits earned during
    the period                            $    181,552  $    91,800  $    10,018
  Interest cost on projected benefit
    obligation                                 835,217      513,874      207,134
  Actual return on plan assets              (2,138,110)  (1,398,880)    (533,505)
  Net amortization and deferral              1,099,231      728,116      269,412
    Net pension income                    $    (22,110) $   (65,090) $   (46,941)


                                                         Humboldt    Des Moines
FOR THE YEAR ENDED DECEMBER 31, 1996:         Staff     Production   Production
Actuarial present value of benefit
  obligation:
  Vested benefit obligation               $ 10,219,295  $ 6,642,953  $ 2,804,797
  Nonvested benefit obligation                 200,965      182,824       14,925
    Accumulated benefit obligation        $ 10,420,260  $ 6,825,777  $ 2,819,722
Projected benefit obligation              $(11,210,567) $(6,825,777) $(2,819,722)
Plan assets at fair value, primarily
  listed stocks and U.S. government
  obligations                               12,122,237    7,950,431    3,036,743
    Plan assets in excess of projected
      benefit obligation                  $    911,670  $ 1,124,654  $   217,021
Unrecognized net gain from past
  experience different from that assumed
  and effects of changes in assumptions     (1,253,122)  (1,131,621)    (411,303)
Prior service cost                              73,777      368,507        -
Unrecognized net obligation (asset) at
  December 31, 1996 due to initial
  application of FAS Statement No. 87           67,187      (17,924)       4,535
    (Accrued) prepaid pension expense     $   (200,488) $   343,616  $  (189,747)
Net pension cost (income) for 1996
  included the following components:
  Service cost-benefits earned during
    the period                            $    159,101  $    81,993  $    12,135
  Interest cost on projected benefit
    obligation                                 811,393      497,588      206,023
  Actual return on plan assets              (1,309,979)    (861,379)    (329,657)
  Net amortization and deferral                319,322      208,549       69,198
    Net pension income                    $    (20,163) $   (73,249) $   (42,301)


FOR THE YEAR ENDED DECEMBER 31, 1995:
Actuarial present value of benefit
  obligation:
  Vested benefit obligation               $ 10,025,749  $ 6,785,340  $ 2,821,089
  Nonvested benefit obligation                 137,186      196,304       20,978
    Accumulated benefit obligation        $ 10,162,935  $ 6,981,644  $ 2,842,067
Projected benefit obligation              $(10,882,232) $(6,981,644) $(2,842,067)
Plan assets at fair value, primarily
  listed stocks and U.S. government
  obligations                               11,580,708    7,697,191    2,972,667
    Plan assets in excess of projected
      benefit obligation                  $    698,476  $   715,547  $   130,600
Unrecognized net gain from past
  experience different from that assumed
  and effects of changes in assumptions       (999,752)    (819,628)    (368,090)
Prior service cost                               -          396,854        -
Unrecognized net obligation (asset) at
  December 31, 1995 due to initial
  application of FAS Statement No. 87           80,625      (22,406)       5,442
    (Accrued) prepaid pension expense     $   (220,651) $   270,367  $  (232,048)
Net pension cost (income) for 1995
  included the following components:
  Service cost-benefits earned during
    the period                            $    129,060  $    73,788  $    15,613
  Interest cost on projected benefit
    obligation                                 795,516      517,675      211,160
  Actual return on plan assets              (2,441,742)  (1,636,137)    (633,241)
  Net amortization and deferral              1,600,739    1,087,222      412,235
    Net pension expense                   $     83,573  $    42,548  $     5,767

     In determining the actuarial present value of the projected benefit obligation, the assumed discount rate was 7.0%, 8.0% and 7.5% at the end of 1997, 1996 and 1995, respectively. The assumed rate of increase in future compensation levels was 4.5% in 1997, 1996 and 1995. The expected long-term rate of return on assets was 9% for 1997, 1996 and 1995.

(6) CONTINGENT LIABILITIES:

    According to various agreements with certain minority stockholders, under specified circumstances, the Company is obligated to acquire such shares, if requested to do so, at a value which approximates the minority interest on the Balance Sheet.

    Various claims and legal actions are pending against the Company. In management's opinion, the resolution of these matters will not materially impact the Company's financial condition or results of operations.

(7) STOCKHOLDERS' INVESTMENT:

    Class B Capital Stock has supervoting rights of ten votes per share and restricted transferability. Class B Capital Stock is convertible at all times into Capital Stock on a share-for-share basis. Capital Stock has only one vote per share and is freely transferable.

(8) SEGMENTS OF BUSINESS:

                                            Ready-Mixed
                                             Concrete
                                  Cement    and Sundry  Adjustments
FOR THE YEAR ENDED                 Manu-     Building       and
  DECEMBER 31, 1997:             facturing   Materials  Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $39,538,659 $52,281,177 $     -       $91,819,836
  Intersegment sales              8,867,866     263,503   (9,131,369)       -
    Total net sales             $48,406,525 $52,544,680 $ (9,131,369) $91,819,836
  Income from operations        $12,942,513 $ 1,176,005               $14,118,518
  Other income, net                                                     1,784,947
    Income before income taxes                                        $15,903,465
  Identifiable assets at
    December 31, 1997           $28,424,449 $16,400,181               $44,824,630
  Corporate assets                                                     31,408,402
    Total assets at
      December 31, 1997                                               $76,233,032


FOR THE YEAR ENDED
  DECEMBER 31, 1996:
  Sales to unaffiliated
    customers                   $36,838,233 $49,894,323 $     -       $86,732,555
  Intersegment sales             10,764,176     235,795  (10,999,971)       -
    Total net sales             $47,602,409 $50,130,118 $(10,999,971) $86,732,555
  Income from operations        $13,665,251 $ 1,772,831               $15,438,082
  Other income, net                                                     1,087,576
    Income before income taxes                                        $16,525,658
  Identifiable assets at
    December 31, 1996           $27,253,943 $15,656,197               $42,910,140
  Corporate assets                                                     25,738,269
    Total assets at
      December 31, 1996                                               $68,648,409

                                            Ready-Mixed
                                             Concrete
                                  Cement    and Sundry  Adjustments
FOR THE YEAR ENDED                 Manu-     Building       and
  DECEMBER 31, 1995:             facturing   Materials  Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $33,080,508 $48,586,330 $     -       $81,666,838
  Intersegment sales             10,037,591     231,041  (10,268,632)       -
    Total net sales             $43,118,099 $48,817,371 $(10,268,632) $81,666,838
  Income from operations        $ 9,870,468 $ 2,421,606               $12,292,074
  Other income, net                                                      (218,624)
    Income before income taxes                                        $12,073,450
  Identifiable assets at
    December 31, 1995           $27,372,332 $14,196,280               $41,568,612
  Corporate assets                                                     18,214,163
    Total assets at
      December 31, 1995                                               $59,782,775

    The Company operates principally in two industries, the manufacture of portland cement and the sale of ready-mixed concrete and sundry building materials. Total sales by industry before adjustments and eliminations includes both sales to unaffiliated customers, as reported in the Company's consolidated statements of income and stockholders' investment, and intersegment sales which are accounted for by the same method as all other sales. Sales by industry are made primarily to ready-mixed concrete plants and contractors for use in highways, airports, dams, housing, commercial buildings and other construction. Receivables are generally collected within thirty to sixty days of the sale, but are occasionally delayed until completion of the project. The Company's bad debt write-offs are generally less than .5% of net sales.

    Income from operations is total net sales less operating expenses. In computing income from operations, none of the following items have been added or deducted: general corporate income and expenses, interest expense and income taxes. Also, no amounts have been excluded for corporate administrative expense because the amounts which cannot be identified by industry are not significant. Depreciation for cement manufacturing and ready-mixed concrete, respectively, was $2,666,994 and $2,318,654 in 1997; $2,570,085 and $2,121,550 in 1996 and $2,081,196 and $2,149,729 in 1995.
Capital expenditures for cement manufacturing and ready-mixed concrete, respectively, including capital assets of businesses acquired were $3,245,853 and $3,248,683 in 1997; $2,448,248 and $3,569,468 in 1996 and $3,754,435 and
$2,108,713 in 1995. Identifiable assets by industry are those assets that are used in the Company's operations in each industry.

    During 1997, 1996 and 1995, there were no sales to any one customer in excess of 10% of consolidated net sales.

(9) EARNINGS PER SHARE:

    In February, 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, (SFAS 128) "Earnings Per Share", effective for periods ending after December 15, 1997, requiring presentation of basic and diluted earnings per share. SFAS 128 supersedes Accounting Principles Board Opinion (APB) No. 15 and related pronouncements and replaces the computations of primary and fully diluted earnings per share
(EPS) with basic and diluted EPS respectively. Basic earnings per share is based upon the weighted average common shares outstanding during each year. Dilutive earnings per share is based upon the weighted average common and common equivalent shares outstanding during each year. Monarch has no common stock equivalents. There is no effect of this accounting change on previously reported earnings per share.