Form 10-K, Exhibit 13
period 1998-12-31
MONARCH CEMENT CO
filed 1999-03-22
CIK 67517

THE
                                   MONARCH
                                CEMENT COMPANY





















                              1998 ANNUAL REPORT

                                                        March 12, 1999



                  ANNUAL REPORT TO STOCKHOLDERS

     Consolidated net sales for 1998 exceeded $99 million, an 8% increase over 1997 net sales. In order to achieve this record level of sales, the Company supplemented its production by purchasing clinker from foreign markets.
Higher costs associated with cement produced from purchased clinker increased the Company's cost of sales by 11% and reduced its gross profit margin to 21% of net sales for the year 1998 as compared to 23% for 1997.

     Passage of the Federal Transportation Equity Act for the 21st Century (TEA-21) creates an opportunity for the Company to further increase sales. This Act establishes a program which, for the first time, guarantees a minimum funding level for highway programs of $167 billion over the next six years. This is a 40% increase over funding levels of the previous transportation bill (ISTEA) passed in 1991. With the potential for increased demand for cement, production capacity becomes an important factor in determining sales volume. In order to increase capacity, it is necessary to invest substantial sums to modernize and improve the efficiency of the specialized machinery and equipment used in the manufacture of cement.

     Monarch has basically been in a sold-out position for the last five years. In 1994, Monarch began supplementing its production through the purchase of clinker and cement. At the same time, the Company implemented plans to increase production capacity primarily by modifying current equipment to take advantage of new technology. Advanced computerization also allowed the Company to scientifically monitor its production processes thereby increasing efficiency and output. As these improvements came on line, the Company was able to produce enough to satisfy its customers' needs. During 1998, demand increased to the point where the Company once again purchased clinker to supplement production, thus prompting management to further evaluate ways to increase capacity.

     Additional modernization completed on two of Monarch's cement kilns in 1998 increased annual rated capacity to 725,000 tons. In order to meet the anticipated increase in demand due to the passage of TEA-21, the Company plans to further increase plant capacity through equipment purchases and the addition of precalciners to each of its preheater kilns. It is anticipated that the first of these precalciners will be operational in the year 2001 and the second one by the end of the year 2002. When completed, production capacity will approach one million tons per year. Monarch plans to finance these investments from internally generated funds.

     We wish to acknowledge our Heavenly Father for the Company's strong balance sheet and financial position which enables us to make these capital investments to meet the future challenges of the industry. We express our appreciation to our employees for their hard work and determination and to our customers for their loyalty. We also wish to thank you, our stockholders, for your continued support and invite you to attend your corporation's annual meeting to be held at 2:00 p.m. on April 14, 1999 in the corporate office, Humboldt, Kansas.



       WALTER H. WULF                           WALTER H. WULF, JR.
    Chairman of the Board             President and Vice Chairman of the Board

                 THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                           SELECTED FINANCIAL DATA

                 FOR THE FIVE YEARS ENDED DECEMBER 31, 1998
             (Dollar amounts in thousands except per share data)

                                1998      1997      1996      1995      1994
Net sales . . . . . . . . . . $99,495   $91,820   $86,733   $81,667   $73,646
Net income. . . . . . . . . . $ 9,653   $10,103   $10,546   $ 7,673   $ 3,998
Net income per share. . . . .   $2.30     $2.40     $2.50     $1.81      $.94
Total assets. . . . . . . . . $84,882   $76,233   $68,648   $59,783   $52,522
Long-term obligations . . . . $   -     $   -     $   -     $   -     $   -
Cash dividends declared
  per share . . . . . . . . .    $.68      $.60      $.52      $.46      $.44
Stockholders' investment
  per share . . . . . . . . .  $15.35    $13.68    $11.73     $9.68     $8.11




                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity

     At December 31, 1998, current assets of The Monarch Cement Company and Subsidiaries (the Company) exceeded current liabilities by $39,909,458 resulting in a current ratio of 5.59 to 1. The Company's cash needs in 1998 were satisfied by cash generated from operations and internal funds. The amount of cash and short term investments decreased during 1998. The Company does not currently have an established line of credit with a bank; however, the Company believes its capital resources are adequate to meet its current capital expenditure requirements and liquidity needs.

Capital Resources

     During 1998, the Company invested $9,519,155 in property, plant and equipment. The Company regularly has capital expenditures of $5,000,000 to $6,000,000 per year in keeping its equipment and facilities in good operating condition. Due to recent and projected market demands, the Company has been aggressively updating its equipment to improve efficiency and increase capacity. As a result, the Company's 1998 expenditures exceeded the amount normally spent on capital expenditures. The Company plans further improvements to two of its cement kilns, additional computerization of its cement manufacturing processes and miscellaneous equipment purchases and facility improvements in both the cement and ready-mixed concrete segments in 1999. It is expected that the Company's capital expenditures will approximate $10,000,000 during 1999 and that the funds for these projects will be provided from internal sources.

     At the regular meeting of the Board of Directors held on December 13, 1996, the Board authorized management from time to time to purchase shares of Monarch stock, up to a maximum amount of 400,000 shares. These purchases may be either Capital Stock or Class B Capital Stock and are to be acquired on such terms and at such times as management considers appropriate. Funds for these purchases would be provided from internal sources. During 1997 and 1998, the Company purchased 48,894 shares of Monarch stock.


Results of Operations

     General--For the last three years, demand for cement in the Company's market has been excellent. During this period, the Company sold the entire cement production capacity of its Humboldt plant. Plant modifications completed in recent years increased the production capacity of the Humboldt plant and improved its efficiency. These favorable market conditions and the Company's increased production capacity are the primary factors that have led to the Company's improved profitability over that experienced in 1995 and 1994.

     The Company's ready-mixed concrete operations experienced an increase in profitability during 1998 primarily as a result of an improvement in ready-mixed concrete prices. During 1997 and 1996, the segment was adversely affected by a slight decline in prices for ready-mixed concrete and by increasing costs of labor and supplies. These factors vary from local market to local market and from year to year, and no one factor or local market accounts for the change in profitability during the three-year period.

     1998 Compared to 1997--The Company's 1998 net sales increased approximately 8% primarily as a result of an increase in the volume of cement sold and a slight increase in the product prices.

     The Company's cost of sales increased 11% for 1998 as compared to 1997. Modernization of one of the cement kilns and major maintenance on related equipment reduced the Company's clinker production during the second quarter of 1998. To help offset the reduction in clinker produced and to meet the anticipated demand for cement, the Company purchased additional clinker from foreign markets. Higher costs associated with cement produced from purchased clinker increased the Company's cost of sales and reduced its gross profit margin to 21% for 1998 as compared to 23% for 1997. Although purchased clinker reduced the Company's gross profit margin, such purchases enabled the Company to meet the service demands of its customer base in both the cement and ready-mixed concrete markets.

     The decrease in "Other, net" during 1998 as compared to 1997 was due primarily to the sale of investment securities in 1997.

     1997 Compared to 1996--The Company's 1997 net sales increased approximately 6% as compared to 1996 due primarily to increased prices for cement.

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

     Year 2000--As has been widely publicized, there is widespread concern in the U.S. economy and elsewhere that computer systems and applications, including those imbedded in equipment and facilities, that use only two digits to identify years may create problems when the year 2000 arrives. Any of the Company's computer systems or plant equipment systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation, causing a disruption of operations.

     The Company has completed its assessment of Year 2000 issues relative to information technology (IT) and non-IT computer hardware, software, and operating systems. The Company primarily relied upon a qualified and experienced external resource to inventory, test for Year 2000 compliance, and prepare detailed recommended solutions on any non-compliant hardware or software systems. The recommended solutions have been presented to and assessed by the Company's Year 2000 management team and it has been determined that the costs of addressing the Year 2000 compliance issues will not be material to the Company's business, operations or financial condition. This assessment was based upon the fact that 93% of the Company's computer hardware is Year 2000 compliant, 86% of its operating systems are compliant and 86% of its computer software is compliant.

     Through a combination of equipment replacement and periodic software updates required through maintenance agreements, the Company expects to have all significant systems in compliance by the year 2000. Replacements of non-compliant hardware systems with new systems will be capitalized and amortized over the life of the new systems. The cost of annual software maintenance agreements, which include Year 2000 compliant upgrades, will be expensed as incurred. The Company's primary accounting and management information systems were Year 2000 compliant at the end of 1998. The Company does not anticipate any material disruptions in its operations as a result of any failure by the Company to be in compliance.

     The Company is dependent upon numerous third parties including customers, power generators, financial institutions and other significant suppliers. The Company has no control over these third parties systems and potential Year 2000 IT and non-IT system problems. The Company intends to inquire of third parties and seek guidance as to their state of readiness. However, there can be no assurance that the Company can avoid disruptions of supplies and services from its suppliers or purchases by its major customers in the event that these entities encounter unforeseen Year 2000 problems, any of which could have a material adverse effect on the Company's business, operations or financial condition. The Company is not aware of any material risks associated with these other entities.

     Forward-Looking Statements--Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Annual Report and Form 10-K report filed with the Securities and Exchange Commission, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may affect the actual results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions; competition; raw material and other operating costs; costs of capital equipment; changes in business strategy or expansion plans; and demand for the Company's products.

     Inflation--Inflation directly affects the Company's operating costs. The manufacture of cement requires the use of a significant amount of energy. The price of energy, as well as the prices of the specialized replacement parts and equipment the Company must continually purchase, tend to increase directly with the rate of inflation causing manufacturing costs to increase. The manufacture of cement requires a significant investment in property, plant and equipment and a trained work force to operate and maintain this equipment. These costs do not materially vary with the level of production. As a result, by operating at or near capacity, regardless of demand, companies can reduce per unit production costs. The continual need to control production costs encourages overproduction during periods of reduced demand.



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

     The following table sets forth for the last three fiscal years the dollar amount of sales to unaffiliated customers, intersegment sales, operating profit and identifiable assets contributed by Industry Segment A (cement manufacturing) and Industry Segment B (ready-mixed concrete and sundry building materials):


                                          1998       1997       1996
                                                 (In Thousands)

     Sales to Unaffiliated Customers-
        Industry:  Segment A             $43,726    $39,539    $36,838
                   Segment B              55,769     52,281     49,895

     Intersegment Sales-
        Industry:  Segment A               8,191      8,868     10,764
                   Segment B                 408        263        236

     Operating Profit-
        Industry:  Segment A              12,019     12,943     13,665
                   Segment B               2,401      1,176      1,773

     Identifiable Assets-
        Industry:  Segment A              33,621     28,425     27,254
                   Segment B              20,064     16,400     15,656


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







    The following table sets forth for the last three fiscal years of the Company the percentage of total sales contributed (1) by the manufacture and sale of portland cement and (2) by the sale of ready-mixed concrete and sundry building materials:



                                               Total    Sales
                                                December 31,
                                         1998       1997       1996
     Portland Cement . . . . . . . . .   43.9%      43.1%      42.5%
     Ready-Mixed Concrete and
       Sundry Building Materials . . .   56.1%      56.9%      57.5%
                                        100.0%     100.0%     100.0%




                        STOCK MARKET AND DIVIDEND DATA

     On March 1, 1999, Monarch's stock was held by approximately 700 record holders. Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market. Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Following is a schedule of the range of high and low bid quotations of Monarch's stock as reported by Fahnestock & Co. Inc. and dividends declared for each quarter of its two latest fiscal years:


                          1998                       1997
                    Price       Dividends      Price       Dividends
     Quarter     Low     High   Declared    Low     High   Declared
      First     $20.75  $27.00    $ -      $15.00  $17.50    $ -
      Second    $25.25  $29.00    $.16     $17.50  $20.00    $.14
      Third     $23.00  $29.00    $.16     $19.75  $22.00    $.14
      Fourth    $21.00  $25.25    $.36*    $20.50  $25.00    $.32*


     *Reflects declaration of two $.18 and $.16 dividends payable in the first quarter of 1999 and 1998, respectively.


                           ARTHUR ANDERSEN LLP

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of The Monarch Cement Company:

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company (a Kansas corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                        /s/ Arthur Andersen LLP


Kansas City, Missouri,
  February 12, 1999

TABLE

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997

ASSETS                                                  1 9 9 8      1 9 9 7
CURRENT ASSETS:
  Cash and cash equivalents                           $ 4,254,795  $ 4,093,317
  Short term investments, at cost which
    approximates market                                19,622,255   20,930,123
  Receivables, less allowances of $412,000 in 1998
    and $447,000 in 1997 for doubtful accounts         10,762,210    7,972,699
  Inventories, priced at cost which is not in
    excess of market-
    Cost determined by last-in, first-out method-
      Finished cement                                 $ 1,634,302  $ 1,168,177
      Work in process                                   1,703,942      316,370
      Building products                                 1,184,358    1,127,182
    Cost determined by first-in, first-out method-
      Fuel, gypsum, paper sacks and other               1,899,440    1,318,911
    Cost determined by average method-
      Operating and maintenance supplies                7,082,948    7,375,598
        Total inventories                             $13,504,990  $11,306,238
  Refundable federal and state income taxes                14,051      221,072
  Deferred income taxes                                   410,000      415,000
  Prepaid expenses                                         45,284       27,921
        Total current assets                          $48,613,585  $44,966,370

PROPERTY, PLANT AND EQUIPMENT, at cost, less
  accumulated depreciation and depletion of
  $79,239,388 in 1998 and $74,556,421 in 1997          29,372,287   25,517,772

DEFERRED INCOME TAXES                                   1,390,000    1,810,000

OTHER ASSETS                                            5,506,149    3,938,890

                                                      $84,882,021  $76,233,032



LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts payable                                    $ 4,640,205  $ 3,518,686
  Accrued liabilities-
    Federal and state income taxes                        951,809      274,450
    Dividends                                           1,503,984    1,349,029
    Compensation                                          824,709      704,425
    Miscellaneous taxes                                   418,609      342,454
    Other                                                 364,811      194,051
      Total current liabilities                       $ 8,704,127  $ 6,383,095

ACCRUED POSTRETIREMENT BENEFITS                         9,620,253    9,838,905

ACCRUED PENSION EXPENSE                                    50,276      321,184

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES          2,371,601    2,004,424

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' INVESTMENT:
  Capital Stock, par value $2.50 per share-
    Authorized 10,000,000 shares, Issued
    2,290,049 shares at December 31, 1998
    and 2,292,891 shares at December 31, 1997         $ 5,725,123  $ 5,732,227
  Class B Capital Stock, par value $2.50 per
    share-Authorized 10,000,000 shares, Issued
    1,887,347 shares at December 31, 1998 and
    1,922,823 shares at December 31, 1997               4,718,367    4,807,058
  Retained Earnings                                    51,492,274   45,486,139
                                                      $61,935,764  $56,025,424
  Plus:  Unrealized holding gain                        2,200,000    1,660,000
    Total stockholders' investment                    $64,135,764  $57,685,424

                                                      $84,882,021  $76,233,032

The accompanying notes are an integral part of these consolidated balance sheets.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                               1 9 9 8      1 9 9 7      1 9 9 6
NET SALES                                    $99,494,758  $91,819,836  $86,732,555

COST OF SALES                                 78,349,584   70,781,950   64,095,481
         Gross profit from operations        $21,145,174  $21,037,886  $22,637,074

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                      6,725,013    6,919,368    7,198,992
         Income from operations              $14,420,161  $14,118,518  $15,438,082

OTHER INCOME (EXPENSE):
  Interest income                            $ 1,222,052  $ 1,057,501  $   792,065
  Other, net                                    (389,405)     727,446      295,511
                                             $   832,647  $ 1,784,947  $ 1,087,576
INCOME BEFORE PROVISION FOR INCOME TAXES     $15,252,808  $15,903,465  $16,525,658

PR0VISION FOR INCOME TAXES                     5,600,000    5,800,000    5,980,000

NET INCOME                                   $ 9,652,808  $10,103,465  $10,545,658


Basic earnings per share                           $2.30        $2.40        $2.50

The accompanying notes are an integral part of these consolidated statements.


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                               1 9 9 8      1 9 9 7      1 9 9 6
NET INCOME                                   $ 9,652,808  $10,103,465  $10,545,658

UNREALIZED APPRECIATION ON AVAILABLE
  FOR SALE SECURITIES (Net of deferred tax
  expense of $350,000, $450,000 and $240,000
  for 1998, 1997 and 1996, respectively)         540,000      684,000      357,000

COMPREHENSIVE INCOME                         $10,192,808  $10,787,465  $10,902,658

The accompanying notes are an integral part of these consolidated statements.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                     Class B                            Unrealized    Stock-
                         Capital     Capital     Retained    Treasury    Holding      holders'
                          Stock       Stock      Earnings      Stock       Gain     Investment
Balance at 1-1-96       $5,464,672  $5,133,553  $29,806,550  $   -      $  619,000  $41,023,775
Net income                   -           -       10,545,658      -           -       10,545,658
Cash dividends
 ($.52 per share)            -           -       (2,196,190)     -           -       (2,196,190)
Transfer of shares         145,168    (145,168)       -          -           -            -
Purchase of
 treasury stock              -           -            -       (149,504)      -         (149,504)
Retirement of
 treasury stock            (32,500)      -         (117,004)   149,504       -            -
Unrealized holding gain      -           -            -          -         357,000      357,000
Balance at 12-31-96     $5,577,340  $4,988,385  $38,039,014  $   -      $  976,000  $49,580,739
Net income                   -           -       10,103,465      -           -       10,103,465
Cash dividends
 ($.60 per share)            -           -       (2,529,428)     -           -       (2,529,428)
Transfer of shares         181,327    (181,327)       -          -           -            -
Purchase of
 treasury stock              -           -            -       (153,352)      -         (153,352)
Retirement of
 treasury stock            (26,440)      -         (126,912)   153,352       -            -
Unrealized holding gain      -           -            -          -         684,000      684,000
Balance at 12-31-97     $5,732,227  $4,807,058  $45,486,139  $   -      $1,660,000  $57,685,424
Net income                   -           -        9,652,808      -           -        9,652,808
Cash dividends
 ($.68 per share)            -           -       (2,849,221)     -           -       (2,849,221)
Transfer of shares          88,691     (88,691)       -          -           -            -
Purchase of
 treasury stock              -           -            -       (893,247)      -         (893,247)
Retirement of
 treasury stock            (95,795)      -         (797,452)   893,247       -            -
Unrealized holding gain      -           -            -          -         540,000      540,000
Balance at 12-31-98     $5,725,123  $4,718,367  $51,492,274  $   -      $2,200,000  $64,135,764

The accompanying notes are an integral part of these consolidated statements.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                         1 9 9 8       1 9 9 7       1 9 9 6
OPERATING ACTIVITIES:
Net income                                             $  9,652,808  $ 10,103,465  $ 10,545,658
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and depletion                              5,564,672     4,991,992     4,702,070
  Gain on disposal of assets                               (119,398)     (246,799)     (263,133)
  Realized gain on sale of other investments                  -          (840,820)     (314,963)
  Change in assets and liabilities:
    Receivables, net                                     (2,789,511)      587,538      (424,468)
    Inventories                                          (2,198,752)     (581,154)      153,103
    Refundable federal and state income taxes               207,021        89,661      (193,762)
    Deferred income taxes, current                            5,000        35,000       (30,000)
    Prepaid expenses                                        (17,363)       (2,479)       11,404
    Deferred income taxes, long-term                        420,000       540,000        60,000
    Long-term notes receivable                                 (750)       11,956        31,084
    Accounts payable, notes payable
     and accrued liabilities                              2,166,077      (466,623)     (121,707)
    Accrued postretirement expense                         (218,652)       25,336        98,770
    Accrued pension expense                                (270,908)      (69,051)      (62,464)
    Minority interest in earnings of subsidiaries           558,627       453,039       466,758
  Net cash provided by operating activities            $ 12,958,871  $ 14,631,061  $ 14,658,350
INVESTING ACTIVITIES:
Acquisition of property, plant and equipment           $ (9,519,155) $ (6,494,536) $ (6,017,716)
Net purchases of subsidiaries' stock                          -        (1,029,410)        -
Proceeds from disposals of property,
 plant and equipment                                        219,366       419,956       507,647
Payment for purchases of equity investments                (517 939)        -          (160,762)
Proceeds from disposals of equity investments                 -         1,366,291       877,379
Increase in other assets                                   (508,570)     (517,091)     (245,265)
(Increase) decrease in short term investments, net        1,307,868    (4,826,402)   (9,030,275)
  Net cash used for investing activities               $ (9,018,430) $(11,081,192) $(14,068,992)
FINANCING ACTIVITIES:
Subsidiaries' dividends paid to minority interest      $   (191,450) $   (173,746) $   (238,698)
Cash dividends                                           (2,694,266)   (2,362,279)   (2,030,179)
Subsidiaries' purchase of treasury stock                      -            (9,420)        -
Purchase of treasury stock                                 (893,247)     (153,352)     (149,504)
  Net cash used for financing activities               $ (3,778,963) $ (2,698,797) $ (2,418,381)
Net Increase (Decrease) in Cash and Cash Equivalents   $    161,478  $    851,072  $ (1,829,023)
Cash and Cash Equivalents, beginning of year              4,093,317     3,242,245     5,071,268
Cash and Cash Equivalents, end of year                 $  4,254,795  $  4,093,317  $  3,242,245

The accompanying notes are an integral part of these consolidated statements.


THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


(1) SUMMARY OF ACCOUNTING POLICIES

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

     Monarch has direct control of certain operating companies which have been deemed to be subsidiaries within the meaning of the rules and regulations of the Securities and Exchange Commission. Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements. All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income have been recorded as reductions in other income in the accompanying statements of income. The minority interests in net income were $558,627, $453,039 and $466,758 during 1998, 1997 and 1996, respectively.

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

    (c) Inventories--Inventories of finished cement, work in process and building products are priced by the last-in, first-out (LIFO) method. Under the average cost method of accounting (which approximates current cost), these inventories would have been $2,061,000, $1,763,000 and $1,472,000 higher than those reported at December 31, 1998, 1997 and 1996, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

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

    (e) Earnings per Share--The Company reports basic earnings per share in accordance with Statement of Financial Accounting Standard No. 128, (SFAS 128) "Earnings Per Share". Basic earnings per share is based on the weighted average common shares outstanding during each year. Dilutive earnings per share is based on the weighted average common and common equivalent shares outstanding each year. Monarch has no common stock equivalents and therefore, does not report dilutive earnings per share. The weighted average number of shares outstanding was 4,198,333 in 1998, 4,215,859 in 1997 and 4,226,397 in
1996.

    (f) Comprehensive Income--In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" (SFAS 130), effective for periods ending after December 15, 1998. SFAS 130 establishes new rules for the reporting of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or stockholders' investment. Prior years' financial statements have been restated to conform to these requirements. The only component of other comprehensive income is unrealized gain on securities, net of deferred income tax. These securities are classified as available-for-sale.

    (g) Statements of Cash Flows--The Company considers overnight cash investments to be cash equivalents. All other highly liquid short term investments, generally with an original maturity of six months or less, are considered short term investments. Interest and income taxes paid during each of the three years for the period ended December 31, are as follows:

                                       1998         1997         1996
         Interest paid              $    1,517   $    4,279   $   13,392
         Income taxes paid          $4,624,633   $6,111,378   $6,833,624


(2) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment at December 31, 1998 and 1997 consisted of:

                                    Depreciation
                                    Lives (Years)      1998          1997
     Quarry lands                                  $    710,188  $    710,188
     Mill site and buildings            12 - 50      13,719,463    12,059,599
     Machinery and equipment             5 - 25      69,929,906    65,626,862
     Transportation equipment            3 - 12      20,167,701    18,289,567
     Office furniture and fixtures       5 - 20         877,443       922,607
     Office and other buildings         10 - 30       2,218,438     1,869,848
     Construction in process                            988,536       595,522
                                                   $108,611,675  $100,074,193
     Less--Accumulated depreciation and depletion    79,239,388    74,556,421
                                                   $ 29,372,287  $ 25,517,772

(3)  Investments

     The Company's short term investments consist of corporate commercial paper with maturities of six months or less and have been classified as held-to-maturity. The amortized cost, which approximates market value, is reflected in the balance sheet. Other assets includes equity securities which have been classified as available-for-sale. Realized gains are computed using the specific identification method. The equity investment results for the years ended December 31, 1998, 1997 and 1996 are as follows:



                                              1998        1997        1996
      Fair value of investments            $4,890,000  $3,485,000  $2,876,000
      Cost of investments                   1,240,000     725,000   1,250,000
        Fair value in excess of cost       $3,650,000  $2,760,000  $1,626,000
      Unrealized gain recorded in equity   $2,200,000  $1,660,000  $  976,000
      Deferred income taxes                 1,450,000   1,100,000     650,000
                                           $3,650,000  $2,760,000  $1,626,000

      Proceeds from sale of securities     $    -      $1,366,291  $  877,380
      Realized gains                       $    -      $  840,820  $  314,963



(4) INCOME TAXES

    The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:

                                         1998        1997        1996
    Current provision for income tax:
      Federal                         $4,480,000  $4,780,000  $5,045,000
      State                            1,045,000   1,130,000   1,145,000
                                      $5,525,000  $5,910,000  $6,190,000
    Deferred provision for income tax:
      Federal                         $   60,000  $  (85,000) $ (170,000)
      State                               15,000     (25,000)    (40,000)
                                      $   75,000  $ (110,000) $ (210,000)
        Provision for income tax      $5,600,000  $5,800,000  $5,980,000

    The provision for federal and state income taxes in the accompanying consolidated statements of income differs from the amount computed at the federal statutory income tax rate as follows:


                                         1998        1997        1996
      Provision for federal taxes
        at statutory rates            $5,238,000  $5,466,000  $5,684,000
      State income taxes, net of
        federal tax benefit              680,000     724,000     718,000
      Percentage depletion              (546,000)   (568,000)   (602,000)
      Minority interest in
        consolidated income              223,000     181,000     187,000
      Other, net                           5,000      (3,000)     (7,000)
        Accrued income tax expense    $5,600,000  $5,800,000  $5,980,000


     The tax effect of significant temporary differences representing deferred tax assets and (liabilities) are as follows:




                                                1998             1997
     Current:
       Reserve for bad debts                 $   165,000      $   190,000
       Vacation                                  245,000          225,000
         Net current deferred tax assets     $   410,000      $   415,000

     Noncurrent:
       Depreciation                          $  (800,000)     $(1,004,000)
       Postretirement benefits                 3,845,000        3,935,000
       Pension                                  (210,000)         (35,000)
       Unrealized holding gains               (1,450,000)      (1,100,000)
       Other, net                                  5,000           14,000
         Net long-term deferred tax assets   $ 1,390,000      $ 1,810,000


(5) POSTRETIREMENT BENEFITS

    Monarch provides certain postretirement health care, accident and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans. These benefits are self-insured by Monarch and are paid out of Monarch's general assets.

     Following is a reconciliation of benefit obligations and funded status as of December 31, 1998 and 1997:

                                                    1998          1997
Reconciliation of benefit obligation
  Accumulated postretirement benefit
    obligation at beginning of year             $11,422,549   $ 10,757,921
  Service cost                                       85,689        144,193
  Interest cost                                     687,667        786,231
  Actuarial (gain)/loss                          (1,220,420)       487,201
  Benefits and expenses paid                       (992,008)      (752,997)
    Accumulated postretirement benefit
      obligation at end of year                 $ 9,983,477   $ 11,422,549

Funded status                                   $(9,983,477)  $(11,422,549)
Unrecognized actuarial (gain)/loss                  363,224      1,583,644
(Accrued) benefit cost                          $(9,620,253)  $ (9,838,905)

    The assumed annual rate of increase in the per capita cost of covered health care benefits was 5%, 6% and 7% for 1998, 1997 and 1996, respectively. This rate is assumed to decrease 1% per year to an ultimate rate of 4%.

                                           1998         1997         1996
Components of net periodic benefit cost
  Service cost                          $  85,689    $ 144,193    $ 133,134
  Interest cost                           687,667      786,231      765,423
    Net periodic benefit cost           $ 773,356    $ 930,424    $ 898,557

Weighted-average assumptions
  as of December 31
  Discount rate                             7.00%        7.00%        7.50%

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                              1% Increase   1% Decrease
Effect on net periodic benefit cost           $   90,465     $ (66,908)
Effect on postretirement benefit obligation    1,040,719      (760,662)


(6) PENSION PLANS

    Monarch has defined benefit pension plans covering substantially all permanent employees. Plans covering staff (salaried) employees provide pension benefits that are based on years of service and the employee's last sixty calendar months of earnings or the highest five consecutive calendar years of earnings out of the last ten calendar years of service, whichever is greater. Plans covering production (hourly) employees provide benefits of stated amounts for each year of service. Generally, Monarch's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future. The assets of the plans are primarily equities, bonds and government securities.

    Following is a reconciliation of benefit obligations, plan assets and funded status as of December 31, 1998 and 1997:

                                                        1998         1997
   Reconciliation of projected benefit obligation
     Projected benefit obligation at
      beginning of year                              $22,544,337  $20,856,066
     Service cost                                        324,782      283,370
     Interest cost                                     1,518,426    1,556,225
     Actuarial (gain)/loss                              (362,816)   1,440,891
     Benefits paid and expenses                       (1,531,879)  (1,592,215)
       Projected benefit obligation at end of year   $22,492,850  $22,544,337
   Reconciliation of fair value of plan assets
     Fair value of plan assets at beginning of year  $25,587,691  $23,109,411
     Actual return on plan assets                      1,705,463    4,070,495
     Benefits paid and expenses                       (1,531,879)  (1,592,215)
       Fair value of plan assets at end of year      $25,761,275  $25,587,691
   Funded status                                     $ 3,268,425  $ 3,043,354
   Unrecognized net actuarial loss                    (3,293,576)  (3,559,706)
   Unrecognized transitional obligation                   34,072       43,935
   Unrecognized prior service cost                       514,809      559,939
       Prepaid benefit cost                          $   523,730  $    87,522


    The following table presents the accumulated benefit obligation, fair value of net assets and prepaid (accrued) pension expense by plan as of December 31, 1998 and 1997:


                                                      Humboldt    Des Moines
                                           Staff     Production   Production
December 31, 1998
  Accumulated benefit obligation        $12,221,649  $ 7,392,125  $ 2,879,076
  Fair value of net assets               13,755,555    8,760,515    3,245,205
  Prepaid (accrued) pension expense           7,527      566,479      (50,276)

December 31, 1997
  Accumulated benefit obligation        $12,166,615  $ 7,428,564  $ 2,949,158
  Fair value of net assets               13,543,421    8,749,140    3,295,130
  Prepaid (accrued) pension expense        (178,378)     408,706     (142,806)


    The following table presents the components of net periodic pension cost as of December 31, 1998, 1997 and 1996:



                                            1998        1997         1996
Service cost                            $   324,782  $   283,370  $   253,229
Interest cost                             1,518,426    1,556,225    1,515,004
Expected return on plan assets           (2,229,872)  (2,008,078)  (1,931,827)
Amortization of transitional obligation       9,863        9,863        9,863
Amortization of prior service cost           45,130       45,130       34,880
Recognized net actuarial (gain)/loss       (104,537)     (20,651)     (16,862)
  Net periodic pension (income)         $  (436,208) $  (134,141) $  (135,713)


    The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31 are as follows:

                                                     1998    1997    1996
    Discount rate                                    7.00%   7.00%   8.00%
    Expected return on plan assets                   9.00%   9.00%   9.00%
    Rate of compensation increase (Staff plan only)  4.50%   4.50%   4.50%



(7) COMMITMENTS AND CONTINGENCIES

    According to various agreements with certain minority stockholders, under specified circumstances, the Company is obligated to acquire such shares, if requested to do so, at a value which approximates the minority interest on the Balance Sheet.


(8) STOCKHOLDERS' INVESTMENT

    Class B Capital Stock has supervoting rights of ten votes per share and restricted transferability. Class B Capital Stock is convertible at all times into Capital Stock on a share-for-share basis. Capital Stock has only one vote per share and is freely transferable.


(9) BUSINESS SEGMENTS

    In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), effective for periods ending after December 15, 1998. SFAS 131 did not significantly change the way the Company previously reported information about its operating segments.

    The Company groups its operations into two business segments - cement manufacturing and the sale of ready-mixed concrete and sundry building materials. The Company's business segments are separate business units that offer different products. The accounting policies for each segment are the same as those described in the summary of significant accounting policies.

     Following is information for each segment for the years ended December 31, 1998, 1997 and 1996:

                                            Ready-Mixed
                                             Concrete
                                  Cement    and Sundry  Adjustments
FOR THE YEAR ENDED                 Manu-     Building       and
  DECEMBER 31, 1998:             facturing   Materials  Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $43,726,111 $55,768,647 $     -       $99,494,758
  Intersegment sales              8,191,578     407,764   (8,599,342)       -
    Total net sales             $51,917,689 $56,176,411 $ (8,599,342) $99,494,758
  Income from operations        $12,019,185 $ 2,400,976               $14,420,161
  Other income, net                                                       832,647
    Income before income taxes                                        $15,252,808
  Identifiable assets at
    December 31, 1998           $33,621,343 $20,063,428               $53,684,771
  Corporate assets                                                     31,197,250
    Total assets at
      December 31, 1998                                               $84,882,021


FOR THE YEAR ENDED
  DECEMBER 31, 1997:
  Sales to unaffiliated
    customers                   $39,538,659 $52,281,177 $     -       $91,819,836
  Intersegment sales              8,867,866     263,503   (9,131,369)       -
    Total net sales             $48,406,525 $52,544,680 $ (9,131,369) $91,819,836
  Income from operations        $12,942,513 $ 1,176,005               $14,118,518
  Other income, net                                                     1,784,947
    Income before income taxes                                        $15,903,465
  Identifiable assets at
    December 31, 1997           $28,424,449 $16,400,181               $44,824,630
  Corporate assets                                                     31,408,402
    Total assets at
      December 31, 1997                                               $76,233,032







                                            Ready-Mixed
                                             Concrete
                                  Cement    and Sundry  Adjustments
FOR THE YEAR ENDED                 Manu-     Building       and
  DECEMBER 31, 1996:             facturing   Materials  Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $36,838,233 $49,894,323 $     -       $86,732,555
  Intersegment sales             10,764,176     235,795  (10,999,971)       -
    Total net sales             $47,602,409 $50,130,118 $(10,999,971) $86,732,555
  Income from operations        $13,665,251 $ 1,772,831               $15,438,082
  Other income, net                                                     1,087,576
    Income before income taxes                                        $16,525,658
  Identifiable assets at
    December 31, 1996           $27,253,943 $15,656,197               $42,910,140
  Corporate assets                                                     25,738,269
    Total assets at
      December 31, 1996                                               $68,648,409



    Total sales by segment before adjustments and eliminations includes both sales to unaffiliated customers, as reported in the Company's consolidated statements of income, comprehensive income and stockholders' investment, and intersegment sales. Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

    Income from operations is total net sales less operating expenses. In computing income from operations, none of the following items have been added or deducted: general corporate income and expenses, interest expense and income taxes. Also, no amounts have been excluded for corporate administrative expense because the amounts which cannot be identified by segment are not significant. Depreciation for cement manufacturing and ready-mixed concrete, respectively, was: $2,924,251 and $2,640,421 in 1998; $2,666,994 and $2,318,654 in 1997; and $2,570,085 and $2,121,550 in 1996.
Capital expenditures for cement manufacturing and ready-mixed concrete, respectively, including capital assets of businesses acquired were:
$4,966,346 and $4,552,809 in 1998; $3,245,853 and $3,248,683 in 1997; and
$2,448,248 and $3,569,468 in 1996. Identifiable assets by segment are those assets that are used in the Company's operations in each industry.

    During 1998, 1997 and 1996, there were no sales to any one customer in excess of 10% of consolidated net sales.

CORPORATE  INFORMATION


CORPORATE OFFICE                       DIRECTORS
449 1200 Street                        Jack R. Callahan
P.O. Box 1000                          Retired President, The Monarch
Humboldt, KS 66748                     Cement Company
Phone:  (316) 473-2225
Fax:  (316) 473-2447                   Karl Callaway
                                       Retired Farmer

AUDITORS                               Ronald E. Callaway
Arthur Andersen LLP                    Retired transport truck driver,
Kansas City, Missouri                  Agricultural Carriers, Inc.

                                       David L. Deffner
ANNUAL MEETING                         Professor of Music, American River
The annual meeting of the              College, Director of Music, Davis
stockholders of The Monarch            Community Church
Cement Company is held the
second Wednesday in April of           Robert M. Kissick
each year at the Company's             Chairman, Hydraulic Power Systems, Inc.
corporate offices.
                                       Richard N. Nixon
                                       Shareholder in law firm of Stinson,
TRANSFER AGENT AND REGISTRAR           Mag & Fizzell, P.C.
The Monarch Cement Company
P.O. Box 1000                          Byron J. Radcliff
Humboldt, KS 66748-1000                Rancher

                                       Byron K. Radcliff
STOCK TRADING INFORMATION              Owner/Manager, Radcliff Ranch
Trading Symbol: MCEM
Over-the-Counter Market                Michael R. Wachter
                                       Civil Engineer and Director of
                                       Operations, Concrete Technology Corp.
INVESTOR RELATIONS
Inquiries may be directed to           Walter H. Wulf
Lyndell G. Mosley, Chief Financial     Chairman of the Board
Officer and Assistant Secretary-
Treasurer, at the corporate            Walter H. Wulf, Jr.
address shown above.                   President and Vice Chairman
                                       of the Board

FORM 10-K                              Officers
The Company's Annual Report on         Walter H. Wulf
Form 10-K, as filed with the           Chairman of the Board
Securities and Exchange Commission,
is available without charge upon       Walter H. Wulf, Jr.
written request to Lyndell G.          President and Vice Chairman
Mosley at the corporate office.        of the Board

The Company's financial                Robert M. Kissick
information is also available          Vice President*
from the SEC at their EDGAR
internet address                       Karl Callaway
(http://www.sec.gov).                  Secretary*

                                       Byron K. Radcliff
                                       Treasurer*

                                       Lyndell G. Mosley
                                       Chief Financial Officer and
                                       Assistant Secretary-Treasurer

                                       *Not active in the daily affairs
                                        of the Company.