Form 10-K, Exhibit 13
period 1999-12-31
MONARCH CEMENT CO
filed 2000-03-10
CIK 67517

THE
                                   MONARCH
                                CEMENT COMPANY




                              1999 ANNUAL REPORT

                                                        March 10, 2000



	ANNUAL REPORT TO STOCKHOLDERS

     For the first time in the Company's history, consolidated net sales exceeded $109 million. This 10% increase over 1998 net sales was primarily the result of increased sales volume of cement and ready-mixed concrete. Although recent modernization enabled the Company to produce a record level of clinker during 1999, the Company also increased its purchases of clinker from foreign markets to satisfy its customers' needs. This increase in volume sold, as well as the higher costs associated with cement produced from purchased clinker, increased the Company's cost of sales by 12%. These factors, along with an increase in selling, general and administrative expenses, resulted in level net income for 1999 as compared to 1998.

     The five-year forecast for cement sales continues to be strong. Benefits of the Federal Transportation Equity Act for the 21st Century (TEA-21) which passed in 1998 are yet to be realized. Monarch shipped over 100,000 tons of cement to Kansas highway projects in 1999 under the previous highway bill (ISTEA). Due to a delay in the availability of funds provided by TEA-21, only 66,000 tons of cement are projected to be used on Kansas highway projects in the year 2000. It is expected that the impact of the TEA-21 program will be more significant in the next four years as the program accelerates to offset this year's delay.


     Although highway cement consumption will be significantly reduced this year, the delay in TEA-21 funding should prove beneficial for Monarch. For the last several years Monarch has basically been in a sold-out position. In recent years, the Company has been modernizing and expanding its cement production capacity. Further expansion is in process with the purchase and installation of a 90 ton-per-hour finish mill and the addition of precalciners to the Company's two preheater kilns. These capital improvements are projected to be completed in 2001 and are expected to allow the Company to produce in excess of one million tons of cement per year. As these improvements come on-line, the Company will be in a position to increase sales and at the same time reduce, or eliminate, its purchases of foreign clinker. Through our aggressive capital expansion program, and our continued commitment to quality and excellence, we are confident in our abilities to efficiently meet future highway needs and other market demands.

     As we reflect on recent accomplishments and look forward to the challenges ahead, we acknowledge our Heavenly Father for the blessings he has bestowed upon us. We express our appreciation to our employees for their hard work and dedication and to our customers for their loyalty. As always, we wish to thank you, our stockholders, for your continued support and invite you to attend Monarch's annual meeting to be held at 2:00 p.m. on April 12, 2000 in the corporate office, Humboldt, Kansas.


       WALTER H. WULF                           WALTER H. WULF, JR.
    Chairman of the Board             President and Vice Chairman of the Board

                 THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                           SELECTED FINANCIAL DATA

                 FOR THE FIVE YEARS ENDED DECEMBER 31, 1999
             (Dollar amounts in thousands except per share data)

                               1999       1998      1997      1996      1995
Net sales . . . . . . . . .  $109,476   $99,495   $91,820   $86,733   $81,667
Net income. . . . . . . . .  $  9,654    $9,653   $10,103   $10,546   $ 7,673
Net income per share. . . .     $2.32     $2.30     $2.40     $2.50     $1.81
Total assets. . . . . . . .  $ 89,991   $84,882   $76,233   $68,648   $59,783
Long-term obligations . . .  $    -     $   -     $   -     $   -     $   -
Cash dividends declared
  per share . . . . . . . .      $.74      $.68      $.60      $.52      $.46
Stockholders' Investment
  per share . . . . . . . .    $16.75    $15.35    $13.68    $11.73     $9.68





                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Liquidity

     At December 31, 1999, current assets of The Monarch Cement Company and Subsidiaries (the Company) exceeded current liabilities by $39,835,964 resulting in a current ratio of 5.61 to 1. The Company's cash needs in 1999 were satisfied by cash generated from operations and internal funds. The amount of cash and short-term investments decreased during 1999. The Company does not currently have an established line of credit with a bank; however, the Company believes its internal and external capital resources are adequate to meet its current capital expenditure requirements and liquidity needs.


Capital Resources

     During 1999, the Company invested $10,847,723 in property, plant and equipment. The Company regularly has capital expenditures of $5,000,000 to $6,000,000 per year in keeping its equipment and facilities in good operating condition. Due to recent and projected market demands, the Company has been aggressively updating its equipment to improve efficiency and increase capacity. As a result, the Company's 1999 expenditures exceeded the amount normally spent on capital expenditures. The Company plans to continue its modernization and expansion program during the year 2000 and future years. The Board of Directors has approved the addition of a new 90 ton-per-hour finish mill at an estimated cost of $17 million and the purchase and installation of precalciners and other modifications to the two preheater kilns at an estimated cost of $26 million. It is anticipated that these projects will be completed in 2001 and will allow the Company to produce in excess of one million tons of cement per year. The Company will also invest in other miscellaneous equipment and facility improvements in both the cement and ready-mixed concrete segments in 2000. It is expected that the Company's capital expenditures will approximate $20,000,000 during 2000. The Company has received approval from its Board of Directors and from local authorities to issue Industrial Revenue Bonds to cover the cost of the expansion of its production facilities. Management will continue to evaluate the various financing options available in addition to utilizing internally generated funds for these projects.


Results of Operations

     General--For the last four years, demand for cement in the Company's market has been excellent. During this period, the Company sold the entire cement production capacity of its Humboldt plant. Plant modifications completed in recent years increased the production capacity of the Humboldt plant and improved its efficiency. These favorable market conditions and the Company's increased production capacity are the primary factors that have led to the Company's improved profitability in recent years.

     The Company's ready-mixed concrete operations experienced an increase in profitability during 1999 and 1998 primarily as a result of an improvement in ready-mixed concrete prices. Efficiencies realized through increased sales volume also added to 1999's profitability. During 1997, the segment was adversely affected by a slight decline in prices for ready-mixed concrete and by increasing costs of labor and supplies. These factors vary from local market to local market and from year to year, and no one factor or local market accounts for the change in profitability during the three-year period.

     1999 Compared to 1998--The Company's 1999 net sales increased approximately 10% primarily as a result of an increase in the volume of cement and ready-mixed concrete sold and a moderate increase in the product prices. The increase in volume in the ready-mixed concrete segments resulted in a more favorable contribution to income for that segment.


     The Company's cost of sales increased 12% for 1999 as compared to 1998 primarily due to the increase in volume sold. Supplies and maintenance costs in the cement manufacturing segment increased as a result of the additional cost of maintaining equipment over long periods of maximized production.

     Modernization in recent years allowed the Company to produce a record level of clinker during 1999. In addition to this increased production of clinker, the Company also increased its purchases of clinker from foreign markets during 1999 in order to meet the anticipated demands for cement. Higher costs associated with cement produced from purchased clinker contributed to the increase in the Company's cost of sales and the reduction in gross profit margin. Although purchased clinker reduced the Company's gross profit margin, such purchases enabled the Company to meet the service demands of its customer base in both the cement and ready-mixed concrete markets. The Company plans further expansion of its clinker production and cement grinding facilities to more efficiently serve its customer base.

     Selling, general and administrative expenses increased 10% during 1999. Overall increases in health care costs, sales volume based association dues, legal and professional expenses and payroll contributed to this increase, although no single factor increased materially.

     The decrease in "Other, net" during 1999 as compared to 1998 was due primarily to the reduction in interest income. Increased capital expenditures during 1999 reduced the amount of funds available for investment in short-term securities. This reduction in investments resulted in a decrease in interest income during 1999 as compared to 1998.

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

     Forward-Looking Statements--Certain statements in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Annual Report and Form 10-K report filed with the Securities and Exchange Commission, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may affect the actual results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions; competition; raw material and other operating costs; costs of capital equipment; changes in business strategy or expansion plans; and demand for the Company's products.

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


     The following table sets forth for the last three fiscal years the dollar amount of sales to unaffiliated customers, intersegment sales, operating profit and identifiable assets contributed by Industry Segment A (cement manufacturing) and Industry Segment B (ready-mixed concrete and sundry building materials):


                                          1999       1998       1997
                                                 (In Thousands)

     Sales to Unaffiliated Customers-
        Industry:  Segment A             $48,995    $43,726    $39,539
                   Segment B              60,480     55,769     52,281

     Intersegment Sales-
        Industry:  Segment A               7,690      8,191      8,868
                   Segment B                 697        408        263

     Operating Profit-
        Industry:  Segment A              11,407     12,019     12,943
                   Segment B               2,954      2,401      1,176

     Identifiable Assets-
        Industry:  Segment A              36,252     33,384     28,425
                   Segment B              25,190     20,064     16,400

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


    The following table sets forth for the last three fiscal years of the Company the percentage of total sales contributed (1) by the manufacture and sale of portland cement and (2) by the sale of ready-mixed concrete and sundry building materials:

                                               Total    Sales
                                                December 31,
                                         1999       1998       1997
     Portland Cement . . . . . . . . .   44.8%      43.9%      43.1%
     Ready-Mixed Concrete and
       Sundry Building Materials . . .   55.2%      56.1%      56.9%
                                        100.0%     100.0%     100.0%



                        STOCK MARKET AND DIVIDEND DATA

     On March 1, 2000, Monarch's stock was held by approximately 700 record holders. Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market. Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Following is a schedule of the range of high and low bid quotations of Monarch's stock as reported by Fahnestock & Co. Inc. and dividends declared for each quarter of its two latest fiscal years:

                          1999                       1998
                    Price       Dividends      Price       Dividends
     Quarter     Low     High   Declared    Low     High   Declared
      First     $19.00  $22.50    $ -      $20.75  $27.00    $ -
      Second    $19.00  $22.00    $.18     $25.25  $29.00    $.16
      Third     $20.00  $22.00    $.18     $23.00  $29.00    $.16
      Fourth    $20.00  $21.00    $.38*    $21.00  $25.25    $.36*

*Reflects declaration of two $.19 and $.18 dividends payable in the first quarter of 2000 and 1999, respectively.


                                                               ARTHUR ANDERSEN

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of The Monarch Cement Company:

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company (a Kansas Corporation) and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                                 /s/ Arthur Andersen LLP


Kansas City, Missouri,
  February 18, 2000


THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998

ASSETS                                                  1 9 9 9      1 9 9 8
CURRENT ASSETS:
  Cash and cash equivalents                           $ 4,782,168  $ 4,254,795
  Short-term investments, at cost which
    approximates market                                15,834,044   19,859,296
  Receivables, less allowances of $409,000 in 1999
    and $412,000 in 1998 for doubtful accounts          9,850,345   10,525,169
  Inventories, priced at cost which is not in
    excess of market-
    Cost determined by last-in, first-out method-
      Finished cement                                 $ 3,224,596  $ 1,634,302
      Work in process                                   2,763,016    1,703,942
      Building products                                 1,226,697    1,184,358
    Cost determined by first-in, first-out method-
      Fuel, gypsum, paper sacks and other               2,566,098    1,899,440
    Cost determined by average method-
      Operating and maintenance supplies                7,609,733    7,082,948
        Total inventories                             $17,390,140  $13,504,990
  Refundable federal and state income taxes               166,900       14,051
  Deferred income taxes                                   415,000      410,000
  Prepaid expenses                                         34,855       45,284
        Total current assets                          $48,473,452  $48,613,585

PROPERTY, PLANT AND EQUIPMENT, at cost, less
  accumulated depreciation and depletion of
  $78,397,517 in 1999 and $79,239,388 in 1998          34,166,683   29,372,287

DEFERRED INCOME TAXES                                   1,750,000    1,390,000

OTHER ASSETS                                            5,601,246    5,506,149

                                                      $89,991,381  $84,882,021



LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts payable                                    $ 5,041,988  $ 4,640,205
  Accrued liabilities-
    Federal and state income taxes                        275,083      951,809
    Dividends                                           1,570,498    1,503,984
    Compensation                                          885,500      824,709
    Miscellaneous taxes                                   445,377      418,609
    Other                                                 419,042      364,811
      Total current liabilities                       $ 8,637,488  $ 8,704,127

ACCRUED POSTRETIREMENT BENEFITS                         9,368,746    9,620,253

ACCRUED PENSION EXPENSE                                     -           50,276

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES          2,765,235    2,371,601

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' INVESTMENT:
  Capital Stock, par value $2.50 per share-
    Authorized 10,000,000 shares, Issued

    2,285,678 shares at December 31, 1999
    and 2,290,049 shares at December 31, 1998         $ 5,714,195  $ 5,725,123
  Class B Capital Stock, par value $2.50 per
    share-Authorized 10,000,000 shares, Issued
    1,846,836 shares at December 31, 1999 and
    1,887,347 shares at December 31, 1998               4,617,090    4,718,367
  Retained Earnings                                    57,308,627   51,492,274
                                                      $67,639,912  $61,935,764
  Accumulated other comprehensive income                1,580,000    2,200,000
    Total stockholders' investment                    $69,219,912  $64,135,764

                                                      $89,991,381  $84,882,021

The accompanying notes are an integral part of these consolidated balance sheets.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                               1 9 9 9       1 9 9 8      1 9 9 7
NET SALES                                    $109,475,532  $99,494,758  $91,819,836

COST OF SALES                                  87,686,175   78,349,584   70,781,950
         Gross profit from operations        $ 21,789,357  $21,145,174  $21,037,886

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                       7,428,497    6,725,013    6,919,368
         Income from operations              $ 14,360,860  $14,420,161  $14,118,518

OTHER INCOME (EXPENSE):
  Interest income                            $  1,028,727  $ 1,222,052  $ 1,057,501
  Other, net                                     (435,158)    (389,405)     727,446
                                             $    593,569  $   832,647  $ 1,784,947
INCOME BEFORE PROVISION FOR INCOME TAXES     $ 14,954,429  $15,252,808  $15,903,465

PR0VISION FOR INCOME TAXES                      5,300,000    5,600,000    5,800,000

NET INCOME                                   $  9,654,429  $ 9,652,808  $10,103,465


Basic earnings per share                            $2.32        $2.30        $2.40

The accompanying notes are an integral part of these consolidated statements.


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                               1 9 9 9       1 9 9 8      1 9 9 7
NET INCOME                                   $  9,654,429  $ 9,652,808  $10,103,465

UNREALIZED APPRECIATION (DEPRECIATION)
  ON AVAILABLE FOR SALE SECURITIES (Net
  of deferred tax (benefit) expense of
  $(400,000), $350,000 and $450,000 for
  1999, 1998 and 1997, respectively)             (620,000)     540,000      684,000

COMPREHENSIVE INCOME                         $  9,034,429  $10,192,808  $10,787,465

The accompanying notes are an integral part of these consolidated statements.


THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                                           Accum-
                                     Class B                            lated Other   Stock-
                         Capital     Capital     Retained    Treasury   Comprehen-    holders'
                          Stock       Stock      Earnings      Stock    sive Income  Investment

Balance at 1-1-97       $5,577,340  $4,988,385  $38,039,014  $   -      $  976,000  $49,580,739
Net income                   -           -       10,103,465      -           -       10,103,465
Dividends declared
 ($.60 per share)            -           -       (2,529,428)     -           -       (2,529,428)
Transfer of shares         181,327    (181,327)       -          -           -            -
Purchase of
 treasury stock              -           -            -       (153,352)      -         (153,352)
Retirement of
 treasury stock            (26,440)      -         (126,912)   153,352       -            -
Accumulated other
 comprehensive income        -           -            -          -         684,000      684,000
Balance at 12-31-97     $5,732,227  $4,807,058  $45,486,139  $   -      $1,660,000  $57,685,424
Net income                   -           -        9,652,808      -           -        9,652,808
Dividends declared
 ($.68 per share)            -           -       (2,849,221)     -           -       (2,849,221)
Transfer of shares          88,691     (88,691)       -          -           -            -
Purchase of
 treasury stock              -           -            -       (893,247)      -         (893,247)
Retirement of
 treasury stock            (95,795)      -         (797,452)   893,247       -            -
Accumulated other
 comprehensive income        -           -            -          -         540,000      540,000
Balance at 12-31-98     $5,725,123  $4,718,367  $51,492,274  $   -      $2,200,000  $64,135,764
Net income                   -           -        9,654,429      -           -        9,654,429
Dividends declared
 ($.74 per share)            -           -       (3,066,148)     -           -       (3,066,148)
Transfer of shares         101,277    (101,277)       -          -           -            -
Purchase of
 treasury stock              -           -            -       (884,133)      -         (884,133)
Retirement of
 treasury stock           (112,205)      -         (771,928)   884,133       -            -
Accumulated other
 comprehensive income        -           -            -          -        (620,000)    (620,000)
Balance at 12-31-99     $5,714,195  $4,617,090  $57,308,627  $   -      $1,580,000  $69,219,912

The accompanying notes are an integral part of these consolidated statements.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                         1 9 9 9       1 9 9 8       1 9 9 7
OPERATING ACTIVITIES:
Net income                                             $  9,654,429  $  9,652,808  $ 10,103,465
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and depletion                              6,025,901     5,564,672     4,991,992
  Gain on disposal of assets                                (67,332)     (119,398)     (246,799)
  Realized gain on sale of other investments                  -             -          (840,820)
  Change in assets and liabilities:
    Receivables, net                                        674,824    (2,552,470)      587,538
    Inventories                                          (3,885,150)   (2,198,752)     (581,154)
    Refundable federal and state income taxes              (152,849)      207,021        89,661
    Prepaid expenses                                         10,429       (17,363)       (2,479)
    Deferred income taxes                                  (365,000)      425,000       575,000
    Long-term notes receivable                                -              (750)       11,956
    Accounts payable, notes payable
     and accrued liabilities                               (133,153)    2,166,077      (466,623)
    Accrued postretirement expense                         (251,507)     (218,652)       25,336
    Accrued pension expense                                 (50,276)     (270,908)      (69,051)
    Minority interest in earnings of subsidiaries           534,013       558,627       453,039
  Net cash provided by operating activities            $ 11,994,329  $ 13,195,912  $ 14,631,061
INVESTING ACTIVITIES:
Acquisition of property, plant and equipment           $(10,847,723) $ (9,519,155) $ (6,494,536)
Net purchases of subsidiaries' stock                          -             -        (1,029,410)
Proceeds from disposals of property,
 plant and equipment                                         94,758       219,366       419,956
Payment for purchases of equity investments                (733,336)     (517,939)        -
Proceeds from disposals of equity investments                 -             -         1,366,291
(Increase) decrease in other assets                          18,239      (508,570)     (517,091)
(Increase) decrease in short term investments, net        4,025,252     1,070,827    (4,826,402)
  Net cash used for investing activities               $ (7,442,810) $ (9,255,471) $(11,081,192)
FINANCING ACTIVITIES:
Subsidiaries' dividends paid to minority interest      $   (140,379) $   (191,450) $   (173,746)
Cash dividends                                           (2,999,634)   (2,694,266)   (2,362,279)
Subsidiaries' purchase of treasury stock                      -             -            (9,420)
Purchase of treasury stock                                 (884,133)     (893,247)     (153,352)
  Net cash used for financing activities               $ (4,024,146) $ (3,778,963) $ (2,698,797)
Net Increase in Cash and Cash Equivalents              $    527,373  $    161,478  $    851,072
Cash and Cash Equivalents, beginning of year              4,254,795     4,093,317     3,242,245
Cash and Cash Equivalents, end of year                 $  4,782,168  $  4,254,795  $  4,093,317

The accompanying notes are an integral part of these consolidated statements.


THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997


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

     Monarch has direct control of certain operating companies which have been deemed to be subsidiaries within the meaning of generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission. Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements. All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income have been recorded as reductions in other income in the accompanying statements of income. The minority interests in net income were $534,014, $558,627 and $453,039 during 1999, 1998 and 1997, respectively.

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

    (c) Reclassifications--Certain reclassifications have been made to the 1998 financial statements to conform with the current year presentation.

    (d) Inventories--Inventories of finished cement, work in process and building products are priced by the last-in, first-out (LIFO) method. Under the average cost method of accounting (which approximates current cost), these inventories would have been $2,351,000, $2,061,000 and $1,763,000 higher than those reported at December 31, 1999, 1998 and 1997, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

        Other inventories are purchased from outside suppliers. Fuel and other materials are priced by the first-in, first-out (FIFO) method while operating and maintenance supplies are priced by the average cost method.

    (e) Property, Plant and Equipment--Depreciation of property, plant and equipment is provided by charges to operations over the estimated useful lives of the assets using primarily the declining balance method. Depletion rates for quarry lands are designed to amortize the cost over the estimated recoverable reserves. Expenditures for improvements which significantly increase the assets' useful lives are capitalized while maintenance and repairs are charged to expense as incurred.

    (f) Earnings per Share--Basic earnings per share is based on the weighted average common shares outstanding during each year. Dilutive earnings per share is based on the weighted average common and common equivalent shares outstanding each year. Monarch has no common stock equivalents and therefore, does not report dilutive earnings per share. The weighted average number of shares outstanding was 4,154,426 in 1999, 4,198,333 in 1998 and 4,215,859 in
1997.


    (g) Comprehensive Income--Comprehensive income includes charges and credits to equity that are not the result of transactions with shareholders. Comprehensive income is composed of two subsets; net income and other comprehensive income. Included in other comprehensive income for the Company are unrealized holding gains for securities classified as available-for-sale, net of deferred income tax.

    (h) Statements of Cash Flows--The Company considers overnight cash investments to be cash equivalents. All other highly liquid short-term investments, generally with an original maturity of six months or less, are considered short-term investments. Interest and income taxes paid during each of the three years for the period ended December 31, are as follows:

                                       1999         1998         1997
         Interest paid              $    1,313   $    1,517   $    4,279
         Income taxes paid          $6,094,546   $4,624,633   $6,111,378


(2) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment at December 31, 1999 and 1998 consisted of:

                                    Depreciation
                                    Lives (Years)      1999          1998
     Quarry lands                                  $    753,769  $    710,188
     Mill site and buildings            12 - 50      17,041,461    13,719,463
     Machinery and equipment             5 - 25      68,499,398    69,929,906
     Transportation equipment            3 - 12      21,471,094    20,167,701
     Office furniture and fixtures       5 - 20         901,002       877,443
     Office and other buildings         10 - 30       2,479,774     2,218,438
     Construction in process                          1,417,702       988,536
                                                   $112,564,200  $108,611,675
     Less--Accumulated depreciation and depletion    78,397,517    79,239,388
                                                   $ 34,166,683  $ 29,372,287

(3)  Investments

     The Company's short-term investments consist of corporate commercial paper with maturities of six months or less and have been classified as held-to-maturity. The amortized cost, which approximates market value, is reflected in the balance sheet. Other assets includes equity securities which have been classified as available-for-sale. Realized gains are computed using the specific identification method. The equity investment results for the years ended December 31, 1999, 1998 and 1997 are as follows:




                                              1999        1998        1997
      Fair value of investments            $4,605,000  $4,890,000  $3,485,000
      Cost of investments                   1,975,000   1,240,000     725,000
        Fair value in excess of cost       $2,630,000  $3,650,000  $2,760,000
      Unrealized gain recorded in equity   $1,580,000  $2,200,000  $1,660,000
      Deferred income taxes                 1,050,000   1,450,000   1,100,000
                                           $2,630,000  $3,650,000  $2,760,000

      Proceeds from sale of securities     $    -      $    -      $1,366,291
      Realized gains                       $    -      $    -      $  840,820



(4) INCOME TAXES

    The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:

                                         1999        1998        1997
    Current provision for income tax:
      Federal                         $4,435,000  $4,480,000  $4,780,000
      State                              830,000   1,045,000   1,130,000
                                      $5,265,000  $5,525,000  $5,910,000
    Deferred provision for income tax:
      Federal                         $   30,000  $   60,000  $  (85,000)
      State                                5,000      15,000     (25,000)
                                      $   35,000  $   75,000  $ (110,000)
        Provision for income tax      $5,300,000  $5,600,000  $5,800,000

    The provision for federal and state income taxes in the accompanying consolidated statements of income differs from the amount computed at the federal statutory income tax rate as follows:


                                         1999        1998        1997
      Provision for federal taxes
        at statutory rates            $5,134,000  $5,238,000  $5,466,000
      State income taxes, net of
        federal tax benefit              543,000     680,000     724,000
      Percentage depletion              (591,000)   (546,000)   (568,000)
      Minority interest in
        consolidated income              214,000     223,000     181,000
      Other, net                           -           5,000      (3,000)
        Accrued income tax expense    $5,300,000  $5,600,000  $5,800,000


     The tax effect of significant temporary differences representing deferred tax assets and (liabilities) are as follows:





                                                1999             1998
     Current:
       Reserve for bad debts                 $   165,000      $   165,000
       Vacation                                  250,000          245,000
         Net current deferred tax assets     $   415,000      $   410,000

     Noncurrent:
       Depreciation                          $  (620,000)     $  (800,000)
       Postretirement benefits                 3,745,000        3,845,000
       Pension                                  (335,000)        (210,000)
       Unrealized holding gains               (1,050,000)      (1,450,000)
       Other, net                                 10,000            5,000
         Net long-term deferred tax assets   $ 1,750,000      $ 1,390,000


(5) POSTRETIREMENT BENEFITS

    Monarch provides certain postretirement health care, accident and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans. These benefits are self-insured by Monarch and are paid out of Monarch's general assets.

Following is a reconciliation of benefit obligations and funded status as of December 31, 1999 and 1998:

                                                    1999          1998
Reconciliation of benefit obligation
  Accumulated postretirement benefit
    obligation at beginning of year             $ 9,983,477   $ 11,422,549
  Service cost                                       99,410         85,689
  Interest cost                                     697,195        687,667
  Actuarial gain                                   (578,176)    (1,220,420)
  Benefits and expenses paid                       (903,546)      (992,008)
    Accumulated postretirement benefit
      obligation at end of year                 $ 9,298,360   $  9,983,477

Funded status                                   $(9,298,360)  $ (9,983,477)
Unrecognized actuarial (gain)/loss                  (70,386)       363,224
Accrued benefit cost                            $(9,368,746)  $ (9,620,253)

    The assumed annual rate of increase in the per capita cost of covered health care benefits was 4%, 5% and 6% for 1999, 1998 and 1997, respectively. This rate is assumed to decrease 1% per year to an ultimate rate of 4%.

                                           1999         1998         1997
Components of net periodic benefit cost
  Service cost                          $  99,410    $  85,689    $ 144,193
  Interest cost                           697,195      687,667      786,231
    Net periodic benefit cost           $ 796,605    $ 773,356    $ 930,424

Weighted-average assumptions
  as of December 31
  Discount rate                             8.00%        7.00%        7.00%


    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                              1% Increase   1% Decrease
Effect on net periodic benefit cost           $  168,531     $ (76,044)
Effect on postretirement benefit obligation      894,755      (770,016)


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

    Following is a reconciliation of benefit obligations, plan assets and funded status as of December 31, 1999 and 1998:

                                                        1999         1998
   Reconciliation of projected benefit obligation
     Projected benefit obligation at
      beginning of year                              $22,492,790  $22,544,337
     Service cost                                        342,594      324,782
     Interest cost                                     1,559,670    1,518,426
     Actuarial gain                                   (1,819,259)    (362,816)
     Plan amendment                                       37,715        -
     Benefits paid and expenses                       (1,623,646)  (1,531,879)
       Projected benefit obligation at end of year   $20,989,864  $22,492,850
   Reconciliation of fair value of plan assets
     Fair value of plan assets at beginning of year  $25,761,275  $25,587,691
     Actual return on plan assets                        (40,922)   1,705,463
     Benefits paid and expenses                       (1,623,646)  (1,531,879)
       Fair value of plan assets at end of year      $24,096,707  $25,761,275
   Funded status                                     $ 3,106,843  $ 3,268,425
   Unrecognized net actuarial loss                    (2,794,255)  (3,293,576)
   Unrecognized transitional obligation                   24,209       34,072
   Unrecognized prior service cost                       507,394      514,809
       Prepaid benefit cost                          $   844,191  $   523,730


    The following table presents the accumulated benefit obligation, fair value of net assets and prepaid (accrued) pension expense by plan as of December 31, 1999 and 1998:



                                                      Humboldt    Des Moines
                                           Staff     Production   Production
December 31, 1999
  Accumulated benefit obligation        $11,520,147  $ 6,831,155  $ 2,638,562
  Fair value of net assets               12,968,214    8,162,292    2,966,201
  Prepaid pension expense                   114,031      695,491       34,669

December 31, 1998
  Accumulated benefit obligation        $12,221,649  $ 7,392,125  $ 2,879,076
  Fair value of net assets               13,755,555    8,760,515    3,245,205
  Prepaid (accrued) pension expense           7,527      566,479      (50,276)


    The following table presents the components of net periodic pension cost as of December 31, 1999, 1998 and 1997:


                                            1999        1998         1997
Service cost                            $   342,594  $   324,782  $   283,370
Interest cost                             1,559,670    1,518,426    1,556,225
Expected return on plan assets           (2,245,751)  (2,229,872)  (2,008,078)
Amortization of transitional obligation       9,863        9,863        9,863
Amortization of prior service cost           45,130       45,130       45,130
Recognized net actuarial gain               (31,967)    (104,537)     (20,651)
  Net periodic pension (income)         $  (320,461) $  (436,208) $  (134,141)


    The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31 are as follows:

                                                     1999    1998    1997
    Discount rate                                    8.00%   7.00%   7.00%
    Expected return on plan assets                   9.00%   9.00%   9.00%
    Rate of compensation increase (Staff plan only)  4.50%   4.50%   4.50%



(7) COMMITMENTS AND CONTINGENCIES

    According to various agreements with certain minority stockholders, under specified circumstances, the Company is obligated to acquire such shares, if requested to do so, at a value that approximates the minority interest on the Balance Sheet.


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

     Following is information for each segment for the years ended December 31, 1999, 1998 and 1997:




                                            Ready-Mixed
                                             Concrete
                                  Cement    and Sundry  Adjustments
FOR THE YEAR ENDED                 Manu-     Building       and
  DECEMBER 31, 1999:             facturing   Materials  Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $48,995,241 $60,480,291 $     -       $109,475,532
  Intersegment sales              7,690,066     697,177   (8,387,243)        -
    Total net sales             $56,685,307 $61,177,468 $ (8,387,243) $109,475,532
  Income from operations        $11,406,669 $ 2,954,191               $ 14,360,860
  Other income, net                                                        593,569
    Income before income taxes                                        $ 14,954,429
  Identifiable assets at
    December 31, 1999           $36,252,363 $25,189,660               $ 61,442,023
  Corporate assets                                                      28,549,358
    Total assets at
      December 31, 1999                                               $ 89,991,381


FOR THE YEAR ENDED
  DECEMBER 31, 1998:
  Sales to unaffiliated
    customers                   $43,726,111 $55,768,647 $     -       $99,494,758
  Intersegment sales              8,191,578     407,764   (8,599,342)       -
    Total net sales             $51,917,689 $56,176,411 $ (8,599,342) $99,494,758
  Income from operations        $12,019,185 $ 2,400,976               $14,420,161
  Other income, net                                                       832,647
    Income before income taxes                                        $15,252,808
  Identifiable assets at
    December 31, 1998           $33,384,302 $20,063,428               $53,447,730
  Corporate assets                                                     31,434,291
    Total assets at
      December 31, 1998                                               $84,882,021


                                            Ready-Mixed
                                             Concrete
                                  Cement    and Sundry  Adjustments
FOR THE YEAR ENDED                 Manu-     Building       and
  DECEMBER 31, 1997:             facturing   Materials  Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $39,538,659 $52,281,177 $     -       $91,819,836
  Intersegment sales              8,867,866     263,503   (9,131,369)       -
    Total net sales             $48,406,525 $52,544,680 $ (9,131,369) $91,819,836
  Income from operations        $12,942,513 $ 1,176,005               $14,118,518
  Other income, net                                                     1,784,947
    Income before income taxes                                        $15,903,465
  Identifiable assets at
    December 31, 1997           $28,424,449 $16,400,181               $44,824,630
  Corporate assets                                                     31,408,402
    Total assets at
      December 31, 1997                                               $76,233,032



    Total sales by segment before adjustments and eliminations includes both sales to unaffiliated customers (as reported in the Company's consolidated statements of income, comprehensive income and stockholders' investment) and intersegment sales. Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

    Income from operations is total net sales less operating expenses. In computing income from operations, none of the following items have been added or deducted: general corporate income and expenses, interest expense and income taxes. Also, no amounts have been excluded for corporate administrative expense because the amounts which cannot be identified by segment are not significant. Depreciation for cement manufacturing and ready-mixed concrete, respectively, was: $2,951,294 and $3,074,607 in 1999; $2,924,251 and $2,640,421 in 1998; and $2,666,994 and $2,318,654 in 1997.
Capital expenditures for cement manufacturing and ready-mixed concrete, respectively, including capital assets of businesses acquired were:
$2,749,880 and $8,097,843 in 1999; $4,966,346 and $4,552,809 in 1998; and
$3,245,853 and $3,248,683 in 1997. Identifiable assets by segment are those assets that are used in the Company's operations in each industry.

    During 1999, 1998 and 1997, there were no sales to any one customer in excess of 10% of consolidated net sales.

CORPORATE  INFORMATION



CORPORATE OFFICE                       DIRECTORS
449 1200 Street                        Jack R. Callahan
P.O. Box 1000                          Retired President, The Monarch
Humboldt, KS 66748                     Cement Company
Phone:  (316) 473-2222
Fax:  (316) 473-2447                   Ronald E. Callaway
                                       Retired transport truck driver
                                       Agricultural Carriers, Inc.
AUDITORS
Arthur Andersen LLP                    David L. Deffner
Kansas City, Missouri                  Professor of Music, American
                                       River College

ANNUAL MEETING                         Robert M. Kissick
The annual meeting of the              Chairman, Hydraulic Power Systems, Inc.
stockholders of The Monarch
Cement Company is held the             Gayle C. McMillen
second Wednesday in April of           Music Instructor, Salina School
each year at the Company's             District
corporate offices.
                                       Richard N. Nixon
                                       Shareholder in law firm of Stinson,
TRANSFER AGENT AND REGISTRAR           Mag & Fizzell, P.C.
The Monarch Cement Company
P.O. Box 1000                          Byron J. Radcliff
Humboldt, KS 66748-1000                Rancher

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

The Company's financial                Robert M. Kissick*
information is also available          Vice President
from the SEC at their EDGAR
internet address                       Byron K. Radcliff*
(http://www.sec.gov).                  Secretary and Treasurer

                                       Lyndell G. Mosley
                                       Chief Financial Officer and
                                       Assistant Secretary-Treasurer

                                       *Not active in the daily affairs
                                        of the Company.