Form 10-K, Exhibit 13
period 2000-12-31
MONARCH CEMENT CO
filed 2001-03-12
CIK 67517

2000
                                ANNUAL REPORT















                                     THE
                                   MONARCH
                                CEMENT COMPANY

                                                        March 12, 2001



	ANNUAL REPORT TO STOCKHOLDERS

     The year 2000 was a challenging year for Monarch and its subsidiaries. The Company established a new record for clinker production made possible through equipment upgrades completed in recent years. Production records should continue to grow as the Company completes other phases of its modernization and expansion program. The increased clinker production, coupled with a reduction in the utilization of foreign clinker, resulted in an increase in operating profit for the cement segment. During 2000, the Company also continued upgrading facilities in the ready-mixed concrete and sundry building materials segment. Expansion of this segment's operations to utilize its concrete products in various construction projects resulted in an increase in net sales; however, unusual expenses in these construction projects resulted in higher production costs as a percent of sales. Additional expenses incurred in the installation and start-up of the upgraded facilities further reduced operating profits. On a consolidated basis, the Company's net sales and cost of sales increased approximately 7% and 11%, respectively, resulting in an 8% decrease in gross profit from operations.

     As we look ahead to 2001, we see signs of weakening in the commercial and residential markets. Since these are the primary markets for the Company's ready-mixed concrete and sundry building materials segment, we foresee a slight downturn in volume of sales for this segment. However, early indicators show that demand for cement in the public market is projected to increase in 2001. Utilizing funding available through the Federal Transportation Equity Act for the 21st Century (TEA-21), Kansas is actively upgrading its highways and bridges. Overall, the five-year forecast for cement sales continues to be strong.

     For the last several years Monarch has basically been in a sold-out position. The Company has depended on clinker purchased from foreign markets to supplement its production in order to fulfill its customers' cement requirements. Monarch's expansion project is in full swing and on schedule and should allow the Company to replace higher priced foreign clinker with internally produced clinker. The new 90 ton-per-hour finish mill and one of the precalciners and clinker coolers should be operational by early fall 2001. The second precalciner and clinker cooler are scheduled for completion by the summer of 2002. Although there is a learning curve associated with operating new equipment and attendant start-up costs involved, efforts are underway to bring this equipment on line as efficiently as possible. Monarch employees are already participating in specialized training to operate and maintain this new equipment. We look forward to having these facilities fully operational and realizing the benefits that can be achieved through both the additional production capacity and this new technology.

     Through a joint effort of our employees and the numerous contractors on site, we continue to strive to maximize production and minimize downtime. We wish to take this opportunity to express our appreciation to our employees for their extra efforts and cooperation during these busy times. We thank our customers for their continued confidence in the quality of our product and our ability to service their needs. Most importantly, we thank our Heavenly Father, because without his blessings and support, we would not have achieved the results displayed in this report and could not meet the challenges of the years to come.

     We wish to invite you, our stockholders, to attend Monarch's annual meeting to be held at 2:00 p.m. on April 11, 2001 in the corporate office, Humboldt, Kansas. Thank you for your support throughout the years and God Bless.


       WALTER H. WULF                           WALTER H. WULF, JR.
    Chairman of the Board             President and Vice Chairman of the Board

                 THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                           SELECTED FINANCIAL DATA

                 FOR THE FIVE YEARS ENDED DECEMBER 31, 2000
             (Dollar amounts in thousands except per share data)

                              2000       1999       1998      1997      1996
Net sales . . . . . . . . . $117,050   $109,476   $99,495   $91,820   $86,733
Net income. . . . . . . . . $ 10,499     $9,654    $9,653   $10,103   $10,546
Net income per share. . . .    $2.55      $2.32     $2.30     $2.40     $2.50
Total assets. . . . . . . . $ 96,232    $89,991   $84,882   $76,233   $68,648
Long-term obligations . . . $    -      $   -     $   -     $   -     $   -
Cash dividends declared
  per share . . . . . . . .     $.78       $.74      $.68      $.60      $.52
Stockholders' investment
  per shar  . . . . . . . .   $18.36     $16.75    $15.35    $13.68    $11.73




                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Liquidity

     At December 31, 2000, current assets of The Monarch Cement Company and Subsidiaries (the Company) exceeded current liabilities by $32,951,014 resulting in a current ratio of 4.24 to 1. The Company's cash needs in 2000 were satisfied by cash generated from operations and utilization of cash and short-term investments of approximately $8,600,000. In January 2001, the Company entered into an unsecured credit commitment with the Bank of Oklahoma N.A. This commitment consists of a $30,000,000 advancing term loan maturing December 31, 2005 and a $5,000,000 line of credit maturing December 31, 2002 with floating interest rates based on Chase Manhattan Bank prime rate less 1.25%. The Company believes its internal and external capital resources are adequate to meet its foreseeable capital expenditure requirements and liquidity needs.


Capital Resources

     During 2000, the Company invested $18,627,165 in property, plant and equipment. The Company regularly has capital expenditures of $8,000,000 to $10,000,000 per year in keeping its equipment and facilities in good operating condition. Due to recent and projected market demands, the Company has been aggressively updating its equipment to improve efficiency and increase capacity. As a result, the Company's 2000 expenditures exceeded the amount normally spent on capital expenditures. The Company plans to continue its modernization and expansion program during the year 2001 and future years. Construction of a new 90 ton-per-hour finish mill at an estimated cost of $17 million is underway and expected to be completed by late summer.
Contracts have been let for the installation of the two precalciners and clinker coolers at an estimated cost of $26 million. It is anticipated that one precalciner and clinker cooler will be operational by the summer of 2001 and the second by the summer of 2002. Upon completion, it is projected that this expansion will allow the Company to produce in excess of one million tons of cement per year. The Company will also invest in other miscellaneous equipment and facility improvements in both the cement and ready-mixed concrete segments in 2001. It is expected that the Company's capital expenditures will approximate $35,000,000 during 2001.


Results of Operations

     General--For the last five years, demand for cement in the Company's market has been excellent. During this period, the Company sold the entire cement production capacity of its Humboldt plant. Plant modifications completed in recent years increased the production capacity of the Humboldt plant and improved its efficiency. These favorable market conditions and the Company's increased production capacity are the primary factors that have led to the Company's improved profitability in recent years.

     The Company's ready-mixed concrete operations experienced a decrease in profitability during 2000 after increasing profitability during both 1999 and 1998. During 2000, the segment was adversely affected by volume declines in some market areas, additional expenses incurred in the process of upgrading facilities and weather delays creating unusual expenses in the production and installation of concrete products. The increased profitability in 1999 and 1998 were primarily due to improvements in ready-mixed concrete prices. Efficiencies realized through increased sales volume also added to 1999's profitability. These factors vary from local market to local market and from year to year, and no one factor or local market accounts for a significant portion of the change in profitability during the three-year period.

     2000 Compared to 1999--The Company's 2000 net sales and cost of sales increased approximately 7% and 11%, respectively; however, gross profit from operations decreased 8%.

     Cement sales were excellent during both 2000 and 1999. Although this segment experienced a decrease in net sales to unaffiliated companies, increased production and lower production costs combined to substantially reduce the cement segment cost of sales and increase its income from operations by approximately 14%. During 2000, the Company once again increased its level of clinker production, exceeding the previous record set in 1999. In addition, the Company reduced its purchases of clinker from foreign markets during 2000 as compared to 1999, further reducing the segment's cost of sales and increasing its gross profit margin. Supplies and maintenance costs also decreased compared to 1999 when costs were up due to additional maintenance on equipment that had produced at maximum levels over extended periods.

     During these same periods, the Company's ready-mixed concrete and sundry building materials segment increased its net sales by approximately 15%. Expansion of this segment's operations to utilize its concrete products in various construction projects provided the majority of the increase in net sales. Expenses related to these construction projects also increased production costs as a percent of sales. The net sales increase generated by sales of additional concrete products was partially offset by decreases in ready-mixed concrete sales volume in several market areas. As expected, those market areas with declining sales experienced a reduction in gross profit due to fixed costs being spread over fewer units. These factors, combined with additional expenses incurred in the process of upgrading some of the Company's ready-mixed concrete facilities and weather delays creating unusual expenses in the production and installation of concrete products, resulted in a loss from operations compared to income from operations in 1999.

     Selling, general and administrative expenses increased 18% during 2000. Overall increases in health care costs, liability insurance, legal and professional expenses and payroll contributed to this increase.

     The increase in "Other, net" during 2000 as compared to 1999 was due primarily to the sale of investment securities and the allocation of net losses of subsidiaries to minority interest.

     Income taxes for the year 2000 decreased compared to 1999 due to an increase in depletion as a percent of consolidated taxable income and a reduction in state income taxes.

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

     Modernization in recent years allowed the Company to increase clinker production during 1999. The Company also increased its purchases of clinker from foreign markets during 1999 in order to meet the anticipated demands for cement. Higher costs associated with cement produced from purchased clinker contributed to the increase in the Company's cost of sales and the reduction in gross profit margin. Although purchased clinker reduced the Company's gross profit margin, such purchases enabled the Company to meet the service demands of its customer base in both the cement and ready-mixed concrete markets.

     Selling, general and administrative expenses increased 10% during 1999. Overall increases in health care costs, sales volume based association dues, legal and professional expenses and payroll contributed to this increase.

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

     Inflation--Inflation directly affects the Company's operating costs. The manufacture of cement requires the use of a significant amount of energy. The Company burns primarily solid fuels, such as coal and petroleum coke, in its kilns. The Company does not anticipate a significant increase above the rate of inflation in the cost of these solid fuels, or in the electricity required to operate its cement manufacturing equipment. The Company also uses natural gas. In recent months, the increase in natural gas prices has exceeded the rate of inflation creating an above average increase in manufacturing costs. The Company continues to explore methods to minimize its dependence on natural gas. Prices of the specialized replacement parts and equipment the Company must continually purchase tend to increase directly with the rate of inflation causing manufacturing costs to increase. The manufacture of cement requires a significant investment in property, plant and equipment and a trained workforce to operate and maintain this equipment. These costs do not materially vary with the level of production. As a result, by operating at or near capacity, regardless of demand, companies can reduce per unit production costs. The continual need to control production costs encourages overproduction during periods of reduced demand.






                         DESCRIPTION OF THE BUSINESS

     The Monarch Cement Company (Monarch) was organized as a corporation under the laws of the State of Kansas in 1913 and has been principally engaged, throughout its history, in the manufacture and sale of portland cement.

     The manufacture of portland cement by Monarch involves the quarrying of clay and limestone and the crushing, drying and blending of these raw materials into the proper chemical ratio. The raw materials are then heated in kilns to 2800o Fahrenheit at which time chemical reactions occur forming a new compound called clinker. After the addition of a small amount of gypsum, the clinker is ground into a very fine powder that is known as portland cement. The term "portland cement" is not a brand name but is a term that distinguishes cement manufactured by this chemical process from natural cement, which is no longer widely used. Portland cement is the basic material used in the production of ready-mixed concrete that is used in highway, bridge and building construction where strength and durability are primary requirements.

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

    The following table sets forth for the last three fiscal years of the Company the percentage of total sales to unaffiliated customers (1) by the manufacture and sale of portland cement and (2) by the sale of ready-mixed concrete and sundry building materials:

                                               Total    Sales
                                                December 31,
                                         2000       1999       1998
     Portland Cement . . . . . . . . .   40.4%      44.8%      43.9%
     Ready-Mixed Concrete and
       Sundry Building Materials . . .   59.6%      55.2%      56.1%
                                        100.0%     100.0%     100.0%




                        STOCK MARKET AND DIVIDEND DATA

     On March 1, 2001, Monarch's stock was held by approximately 700 record holders. Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market. Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Following is a schedule of the range of high and low bid quotations of Monarch's stock as reported by Fahnestock & Co. Inc. and dividends declared for each quarter of its two latest fiscal years:

                           2000                        1999
                     Price        Dividends      Price       Dividends
     Quarter      Low     High    Declared    Low     High   Declared
      First     $17.625  $20.625    $ -      $19.00  $22.50    $ -
      Second    $16.500  $19.750    $.19     $19.00  $22.00    $.18
      Third     $17.125  $19.000    $.19     $20.00  $22.00    $.18
      Fourth    $17.500  $18.500    $.40*    $20.00  $21.00    $.38*

*Reflects declaration of two $.20 and $.19 dividends payable in the first quarter of 2001 and 2000, respectively.


                                                               ARTHUR ANDERSEN




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of The Monarch Cement Company:

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company (a Kansas Corporation) and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP


Kansas City, Missouri,
  February 16, 2001


THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999

ASSETS                                                  2 0 0 0      1 9 9 9
CURRENT ASSETS:
  Cash and cash equivalents                           $ 9,451,281  $ 4,782,168
  Short-term investments, at cost which
    approximates market                                 2,543,286   15,834,044
  Receivables, less allowances of $375,000 in 2000
    and $409,000 in 1999 for doubtful accounts          8,430,945    9,850,345
  Inventories, priced at cost which is not in
    excess of market-
    Cost determined by last-in, first-out method-
      Finished cement                                 $ 3,675,351  $ 3,224,596
      Work in process                                   4,373,014    2,763,016
      Building products                                 1,250,120    1,226,697
    Cost determined by first-in, first-out method-
      Fuel, gypsum, paper sacks and other               2,268,434    2,566,098
    Cost determined by average method-
      Operating and maintenance supplies                9,458,554    7,609,733
        Total inventories                             $21,025,473  $17,390,140
  Refundable federal and state income taxes             1,200,000      166,900
  Deferred income taxes                                   415,000      415,000
  Prepaid expenses                                         63,031       34,855
        Total current assets                          $43,129,016  $48,473,452

PROPERTY, PLANT AND EQUIPMENT, at cost, less
  accumulated depreciation and depletion of
  $83,666,552 in 2000 and $78,397,517 in 1999          45,809,748   34,166,683

DEFERRED INCOME TAXES                                   2,430,000    1,750,000

OTHER ASSETS                                            4,862,955    5,601,246

                                                      $96,231,719  $89,991,381

LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts payable                                    $ 5,452,004  $ 5,041,988
  Accrued liabilities-
    Federal and state income taxes                        128,979      275,083
    Dividends                                           1,640,358    1,570,498
    Compensation and benefits                           2,007,394      885,500
    Miscellaneous taxes                                   500,334      445,377
    Other                                                 448,933      419,042
      Total current liabilities                       $10,178,002  $ 8,637,488

ACCRUED POSTRETIREMENT BENEFITS                         8,397,620    9,368,746

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES          2,346,663    2,765,235

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' INVESTMENT:
  Capital Stock, par value $2.50 per share-
    Authorized 10,000,000 shares, Issued

    2,312,547 shares at December 31, 2000
    and 2,285,678 shares at December 31, 1999         $ 5,781,368  $ 5,714,195
  Class B Capital Stock, par value $2.50 per
    share-Authorized 10,000,000 shares, Issued
    1,788,349 shares at December 31, 2000 and
    1,846,836 shares at December 31, 1999               4,470,872    4,617,090
  Retained Earnings                                    64,117,194   57,308,627
  Accumulated other comprehensive income                  940,000    1,580,000
    Total stockholders' investment                    $75,309,434  $69,219,912

                                                      $96,231,719  $89,991,381

The accompanying notes are an integral part of these consolidated balance sheets.


THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                              2 0 0 0       1 9 9 9       1 9 9 8
NET SALES                                   $117,049,788  $109,475,532  $99,494,758

COST OF SALES                                 97,040,783    87,686,175   78,349,584
         Gross profit from operations       $ 20,009,005  $ 21,789,357  $21,145,174

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                      8,754,637     7,428,497    6,725,013
         Income from operations             $ 11,254,368  $ 14,360,860  $14,420,161

OTHER INCOME (EXPENSE):
  Interest income                           $    883,114  $  1,028,727  $ 1,222,052
  Other, net                                   2,861,868      (435,158)    (389,405)
                                            $  3,744,982  $    593,569  $   832,647
INCOME BEFORE PROVISION FOR INCOME TAXES    $ 14,999,350  $ 14,954,429  $15,252,808

PR0VISION FOR INCOME TAXES                     4,500,000     5,300,000    5,600,000

NET INCOME                                  $ 10,499,350  $  9,654,429  $ 9,652,808

Basic earnings per share                           $2.55         $2.32        $2.30

The accompanying notes are an integral part of these consolidated statements.


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998



                                              2 0 0 0       1 9 9 9       1 9 9 8
NET INCOME                                  $ 10,499,350  $  9,654,429  $ 9,652,808

UNREALIZED APPRECIATION (DEPRECIATION)
  ON AVAILABLE FOR SALE SECURITIES (Net
  of deferred tax (benefit) expense of
  $(425,000), $(400,000) and $350,000 for
  2000, 1999 and 1998, respectively)            (640,000)     (620,000)     540,000

COMPREHENSIVE INCOME                        $  9,859,350  $  9,034,429  $10,192,808

The accompanying notes are an integral part of these consolidated statements.


THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                           Accum-
                                     Class B                            lated Other   Stock-
                         Capital     Capital     Retained    Treasury   Comprehen-    holders'
                          Stock       Stock      Earnings      Stock    sive Income  Investment

Balance at 1/1/1998     $5,732,227  $4,807,058  $45,486,139  $   -      $1,660,000  $57,685,424
Net income                   -           -        9,652,808      -           -        9,652,808
Dividends declared
 ($.68 per share)            -           -       (2,849,221)     -           -       (2,849,221)
Transfer of shares          88,691     (88,691)       -          -           -            -
Purchase of
 treasury stock              -           -            -       (893,247)      -         (893,247)
Retirement of
 treasury stock            (95,795)      -         (797,452)   893,247       -            -
Accumulated other
 comprehensive income        -           -            -          -         540,000      540,000
Balance at 12/31/1998   $5,725,123  $4,718,367  $51,492,274  $   -      $2,200,000  $64,135,764
Net income                   -           -        9,654,429      -           -        9,654,429
Dividends declared
 ($.74 per share)            -           -       (3,066,148)     -           -       (3,066,148)
Transfer of shares         101,277    (101,277)       -          -           -            -
Purchase of
 treasury stock              -           -            -       (884,133)      -         (884,133)
Retirement of
 treasury stock           (112,205)      -         (771,928)   884,133       -            -
Accumulated other
 comprehensive income        -           -            -          -        (620,000)    (620,000)
Balance at 12/31/1999   $5,714,195  $4,617,090  $57,308,627  $   -      $1,580,000  $69,219,912
Net income                   -           -       10,499,350      -           -       10,499,350
Dividends declared
 ($.78 per share)            -           -       (3,201,569)     -           -       (3,201,569)
Transfer of shares         146,218    (146,218)       -          -           -            -
Purchase of
 treasury stock              -           -            -       (568,259)      -         (568,259)
Retirement of
 treasury stock            (79,045)      -         (489,214)   568,259       -            -
Accumulated other
 comprehensive income        -           -            -          -        (640,000)    (640,000)
Balance at 12/31/2000   $5,781,368  $4,470,872  $64,117,194  $   -      $  940,000  $75,309,434

The accompanying notes are an integral part of these consolidated statements.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                         2 0 0 0       1 9 9 9       1 9 9 8
OPERATING ACTIVITIES:
Net income                                             $ 10,499,350  $  9,654,429  $  9,652,808
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and depletion                              6,754,783     6,025,901     5,564,672
  Gain on disposal of assets                                (63,379)      (67,332)     (119,398)
  Realized gain on sale of other investments             (2,382,261)        -             -
  Change in assets and liabilities:
    Receivables, net                                      1,419,400       674,824    (2,552,470)
    Inventories                                          (3,635,333)   (3,885,150)   (2,198,752)
    Refundable federal and state income taxes            (1,033,100)     (152,849)      207,021
    Prepaid expenses                                        (28,176)       10,429       (17,363)
    Deferred income taxes                                  (680,000)     (365,000)      425,000
    Other assets                                            422,326        18,239      (508,570)
    Long-term notes receivable                                -             -              (750)
    Accounts payable and accrued liabilities                335,654      (133,153)    2,166,077
    Accrued postretirement expense                          163,874      (251,507)     (218,652)
    Accrued pension expense                                (175,159)      (50,276)     (270,908)
    Minority interest in earnings of subsidiaries          (408,744)      534,013       558,627
  Net cash provided by operating activities            $ 11,189,235  $ 12,012,568  $ 12,687,342
INVESTING ACTIVITIES:
Acquisition of property, plant and equipment           $(18,627,165) $(10,847,723) $ (9,519,155)
Proceeds from disposals of property,
 plant and equipment                                        302,437        94,758       219,366
Payment for purchases of equity investments              (1,039,456)     (733,336)     (517,939)
Proceeds from disposals of equity investments             3,263,100         -             -
Decrease in short-term investments, net                  13,290,758     4,025,252     1,070,827
  Net cash used for investing activities               $ (2,810,326) $ (7,461,049) $ (8,746,901)
FINANCING ACTIVITIES:
Subsidiaries' dividends paid to minority interest      $     (9,828) $   (140,379) $   (191,450)
Cash dividends                                           (3,131,709)   (2,999,634)   (2,694,266)
Purchase of treasury stock                                 (568,259)     (884,133)     (893,247)
  Net cash used for financing activities               $ (3,709,796) $ (4,024,146) $ (3,778,963)
Net Increase in Cash and Cash Equivalents              $  4,669,113  $    527,373  $    161,478
Cash and Cash Equivalents, beginning of year              4,782,168     4,254,795     4,093,317
Cash and Cash Equivalents, end of year                 $  9,451,281  $  4,782,168  $  4,254,795

The accompanying notes are an integral part of these consolidated statements.


THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


(1) SUMMARY OF ACCOUNTING POLICIES


    (a) Description of Business--The Monarch Cement Company (Monarch) is principally engaged in the manufacture and sale of portland cement. The marketing area for Monarch's products consists primarily of the State of Kansas, the State of Iowa, southeast Nebraska, western Missouri, northwest Arkansas and northern Oklahoma. Sales are made primarily to contractors, ready-mixed concrete plants, concrete products plants, building materials dealers and governmental agencies. Companies controlled by Monarch sell ready-mixed concrete, concrete products and sundry building materials in metropolitan areas within Monarch's marketing area.

     Monarch has direct control of certain operating companies that have been deemed to be subsidiaries within the meaning of generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission. Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements. All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income (loss) have been recorded as reductions or increases in other income in the accompanying statements of income. The minority interests in net income (loss) were $(408,744), $534,014 and $558,627 during 2000, 1999 and 1998, respectively.

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

    (c) Inventories--Inventories of finished cement, work in process and building products are priced by the last-in, first-out (LIFO) method. Under the average cost method of accounting (which approximates current cost), these inventories would have been $1,362,000, $2,351,000 and $2,061,000 higher than those reported at December 31, 2000, 1999 and 1998, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

        Other inventories are purchased from outside suppliers. Fuel and other materials are priced by the first-in, first-out (FIFO) method while operating and maintenance supplies are priced by the average cost method.

    (d) Property, Plant and Equipment--Depreciation of property, plant and equipment is provided by charges to operations over the estimated useful lives of the assets using primarily the declining balance method. Depletion rates for quarry lands are designed to amortize the cost over the estimated recoverable reserves. Expenditures for improvements that significantly increase the assets' useful lives are capitalized while maintenance and repairs are charged to expense as incurred.

    (e) Earnings per Share--Basic earnings per share is based on the weighted average common shares outstanding during each year. Dilutive earnings per share is based on the weighted average common and common equivalent shares outstanding each year. Monarch has no common stock equivalents and therefore, does not report dilutive earnings per share. The weighted average number of shares outstanding was 4,113,984 in 2000, 4,154,426 in 1999 and 4,198,333 in
1998.

    (f) Comprehensive Income--Comprehensive income is composed of two subsets; net income and other comprehensive income. Included in other comprehensive income for the Company is unrealized appreciation (depreciation) for securities classified as available-for-sale, net of deferred income tax.

    (g) Statements of Cash Flows--The Company considers overnight cash investments to be cash equivalents. All other highly liquid short-term investments, generally with an original maturity of six months or less, are considered short-term investments. Interest and income taxes paid during each of the three years for the period ended December 31, are as follows:

                                       2000         1999         1998
         Interest paid              $    7,076   $    1,313   $    1,517
         Income taxes paid          $5,935,016   $6,094,546   $4,624,633

(2) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment at December 31, 2000 and 1999 consisted of:

                                    Depreciation
                                    Lives (Years)      2000          1999
     Quarry lands                                  $  1,220,514  $    753,769
     Mill site and buildings            12 - 50      18,922,096    17,041,461
     Machinery and equipment             5 - 25      70,561,855    68,499,398
     Transportation equipment            3 - 12      24,261,907    21,471,094
     Office furniture and fixtures       5 - 20         925,516       901,002
     Office and other buildings         10 - 30       2,751,097     2,479,774
     Construction in process                         10,833,315     1,417,702
                                                   $129,476,300  $112,564,200
     Less--Accumulated depreciation and depletion    83,666,552    78,397,517
                                                   $ 45,809,748  $ 34,166,683

(3)  Investments

     The Company's short-term investments consist of corporate commercial paper with maturities of six months or less and have been classified as held-to-maturity. The amortized cost, which approximates market value, is reflected in the balance sheet. Other assets includes equity securities which have been classified as available-for-sale. Realized gains are computed using the specific identification method. The equity investment results for the years ended December 31, 2000, 1999 and 1998 are as follows:



                                              2000        1999        1998
      Fair value of investments            $3,700,000  $4,605,000  $4,890,000
      Cost of investments                   2,135,000   1,975,000   1,240,000
        Fair value in excess of cost       $1,565,000  $2,630,000  $3,650,000
      Unrealized gain recorded in equity   $  940,000  $1,580,000  $2,200,000
      Deferred income taxes                   625,000   1,050,000   1,450,000
                                           $1,565,000  $2,630,000  $3,650,000

      Proceeds from sale of securities     $3,263,100  $    -      $    -
      Realized gains                       $2,382,261  $    -      $    -



(4) INCOME TAXES

    The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:


                                         2000        1999        1998
    Current provision for income tax:
      Federal                         $4,425,000  $4,435,000  $4,480,000
      State                              330,000     830,000   1,045,000
                                      $4,755,000  $5,265,000  $5,525,000
    Deferred provision for income tax:
      Federal                         $ (135,000) $   30,000  $   60,000
      State                             (120,000)      5,000      15,000
                                      $ (255,000) $   35,000  $   75,000
        Provision for income taxes    $4,500,000  $5,300,000  $5,600,000


    The provision for federal and state income taxes in the accompanying consolidated statements of income differs from the amount computed at the federal statutory income tax rate as follows:


                                         2000        1999        1998
      Provision for federal taxes
        at statutory rates            $5,150,000  $5,134,000  $5,238,000
      State income taxes, net of
        federal tax benefit              137,000     543,000     680,000
      Percentage depletion              (697,000)   (591,000)   (546,000)
      Minority interest in
        consolidated income (loss)      (163,000)    214,000     223,000
      Other, net                          73,000       -           5,000
        Provision for income taxes    $4,500,000  $5,300,000  $5,600,000


     The tax effect of significant temporary differences representing deferred tax assets and (liabilities) are as follows:




                                                2000             1999
     Current:
       Reserve for bad debts                 $   150,000      $   165,000
       Vacation                                  265,000          250,000
         Net current deferred tax assets     $   415,000      $   415,000

     Noncurrent:
       Depreciation                          $  (450,000)     $  (620,000)
       Postretirement benefits                 3,815,000        3,745,000
       Pension                                  (405,000)        (335,000)
       Unrealized holding gains                 (625,000)      (1,050,000)
       Other, net                                 95,000           10,000
         Net long-term deferred tax assets   $ 2,430,000      $ 1,750,000


(5) POSTRETIREMENT BENEFITS

    Monarch provides certain postretirement health care, accident and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans. These benefits are self-insured by Monarch and are paid out of Monarch's general assets.

Following is a reconciliation of benefit obligations and funded status as of December 31, 2000 and 1999:


                                                   2000           1999
Reconciliation of benefit obligation
  Accumulated postretirement benefit
    obligation at beginning of year            $  9,298,360   $  9,983,477
  Service cost                                      108,040         99,410
  Interest cost                                     895,420        697,195
  Actuarial (gain) loss                           3,532,357       (578,176)
  Benefits and expenses paid                       (906,723)      (903,546)
    Accumulated postretirement benefit
      obligation at end of year                $ 12,927,454   $  9,298,360

Funded status                                  $(12,927,454)  $ (9,298,360)
Unrecognized actuarial (gain) loss                3,394,834        (70,386)
Accrued benefit cost                           $ (9,532,620)  $ (9,368,746)

    The assumed annual rate of increase in the per capita cost of covered health care benefits was 7% for 2000, 4% for 1999 and 5% for 1998. This rate is assumed to decrease 1% per year to an ultimate rate of 4%.

                                            2000         1999        1998
Components of net periodic benefit cost
  Service cost                           $  108,040   $  99,410   $  85,689
  Interest cost                             895,420     697,195     687,667
  Unrecognized net (gain) loss               67,136       -           -
    Net periodic benefit cost            $1,070,596   $ 796,605   $ 773,356

Weighted-average assumptions
  as of December 31
  Discount rate                               7.50%       8.00%       7.00%

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                              1% Increase   1% Decrease
Effect on net periodic benefit cost           $  218,282    $   (98,492)
Effect on postretirement benefit obligation    1,374,189     (1,113,274)


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

    Following is a reconciliation of benefit obligations, plan assets and funded status as of December 31, 2000 and 1999:

                                                        2000         1999
   Reconciliation of projected benefit obligation
     Projected benefit obligation at
      beginning of year                              $20,989,864  $22,492,790
     Service cost                                        293,441      342,594
     Interest cost                                     1,617,150    1,559,670
     Actuarial (gain) loss                               734,549   (1,819,259)
     Plan amendment                                        -           37,715
     Benefits paid and expenses                       (1,647,532)  (1,623,646)
       Projected benefit obligation at end of year   $21,987,472  $20,989,864
   Reconciliation of fair value of plan assets
     Fair value of plan assets at beginning of year  $24,096,707  $25,761,275
     Actual return on plan assets                      2,334,054      (40,922)
     Benefits paid and expenses                       (1,647,532)  (1,623,646)
       Fair value of plan assets at end of year      $24,783,229  $24,096,707
   Funded status                                     $ 2,795,757  $ 3,106,843
   Unrecognized net actuarial loss                    (2,250,731)  (2,794,255)
   Unrecognized transitional obligation                   14,342       24,209
   Unrecognized prior service cost                       459,982      507,394
       Prepaid benefit cost                          $ 1,019,350  $   844,191


    The following table presents the components of net periodic pension cost as of December 31, 2000, 1999 and 1998:


                                            2000        1999         1998
Service cost                            $   293,441  $   342,594  $   324,782
Interest cost                             1,617,150    1,559,670    1,518,426
Expected return on plan assets           (2,095,648)  (2,245,751)  (2,229,872)
Amortization of transitional obligation       9,867        9,863        9,863
Amortization of prior service cost           47,412       45,130       45,130
Recognized net actuarial gain               (47,381)     (31,967)    (104,537)
  Net periodic pension (income)         $  (175,159) $  (320,461) $  (436,208)

    The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31 are as follows:


                                                     2000    1999    1998
    Discount rate                                    7.50%   8.00%   7.00%
    Expected return on plan assets                   9.00%   9.00%   9.00%
    Rate of compensation increase (Staff plan only)  4.50%   4.50%   4.50%


(7) COMMITMENTS AND CONTINGENCIES

    According to various agreements with certain minority stockholders of subsidiaries, under specified circumstances, the Company is obligated to acquire certain minority shares, if requested to do so, at a value that approximates the minority interest on the Balance Sheet.


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

     Following is information for each segment for the years ended December 31, 2000, 1999 and 1998:

                                            Ready-Mixed
                                             Concrete
                                  Cement    and Sundry  Adjustments
FOR THE YEAR ENDED                 Manu-     Building       and
  DECEMBER 31, 2000:             facturing   Materials  Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $47,289,360 $69,760,428 $     -       $117,049,788
  Intersegment sales              9,265,934       5,192   (9,271,126)        -
    Total net sales             $56,555,294 $69,765,620 $ (9,271,126) $117,049,788
  Income (loss) from operations $13,019,516 $(1,765,148)              $ 11,254,368
  Other income, net                                                      3,744,982
    Income before income taxes                                        $ 14,999,350
  Identifiable assets at
    December 31, 2000           $47,123,981 $28,205,216               $ 75,329,197
  Corporate assets                                                      20,902,522
    Total assets at
      December 31, 2000                                               $ 96,231,719

FOR THE YEAR ENDED
  DECEMBER 31, 1999:
  Sales to unaffiliated
    customers                   $48,995,241 $60,480,291 $     -       $109,475,532
  Intersegment sales              7,690,066     697,177   (8,387,243)        -
    Total net sales             $56,685,307 $61,177,468 $ (8,387,243) $109,475,532
  Income from operations        $11,406,669 $ 2,954,191               $ 14,360,860
  Other income, net                                                        593,569
    Income before income taxes                                        $ 14,954,429
  Identifiable assets at
    December 31, 1999           $36,252,363 $25,189,660               $ 61,442,023
  Corporate assets                                                      28,549,358
    Total assets at
      December 31, 1999                                               $ 89,991,381

FOR THE YEAR ENDED
  DECEMBER 31, 1998:
  Sales to unaffiliated
    customers                   $43,726,111 $55,768,647 $     -       $99,494,758
  Intersegment sales              8,191,578     407,764   (8,599,342)       -
    Total net sales             $51,917,689 $56,176,411 $ (8,599,342) $99,494,758
  Income from operations        $12,019,185 $ 2,400,976               $14,420,161
  Other income, net                                                       832,647
    Income before income taxes                                        $15,252,808
  Identifiable assets at
    December 31, 1998           $33,384,302 $20,063,428               $53,447,730
  Corporate assets                                                     31,434,291
    Total assets at
      December 31, 1998                                               $84,882,021

    Total sales by segment before adjustments and eliminations includes both sales to unaffiliated customers (as reported in the Company's consolidated statements of income, comprehensive income and stockholders' investment) and intersegment sales. Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

    Income from operations is total net sales less operating expenses. In computing income from operations, none of the following items have been added or deducted: general corporate income and expenses, interest expense and income taxes. Depreciation for cement manufacturing and ready-mixed concrete, respectively, was: $2,571,183 and $4,183,600 in 2000; $2,951,294 and
$3,074,607 in 1999; and $2,924,251 and $2,640,421 in 1998.  Capital
expenditures for cement manufacturing and ready-mixed concrete, respectively, including capital assets of businesses acquired were: $11,051,905 and $7,575,260 in 2000; $2,749,880 and $8,097,843 in 1999; and $4,966,346 and
$4,552,809 in 1998. Identifiable assets by segment are those assets that are used in the Company's operations in each industry.

    During 2000, 1999 and 1998, there were no sales to any one customer in excess of 10% of consolidated net sales.


(10) Quarterly Financial Information (Unaudited)

                              First       Second        Third       Fourth
                             Quarter      Quarter      Quarter      Quarter
2000
  Net sales                $22,388,688  $34,257,052  $37,481,924  $22,922,124
  Income from operations     1,575,353    5,280,529    5,545,759   (1,147,273)
  Net income                 1,066,777    3,472,159    3,739,286    2,221,128
  Basic earnings per share        $.26         $.84         $.91         $.54

1999
  Net sales                $18,271,807  $28,094,077  $36,025,222  $27,084,426
  Income from operations       828 851    3,617,387    6,352,281    3,562,341
  Net income                   578,473    2,380,638    4,061,319    2,633,999
  Basic earnings per share        $.14         $.57         $.98         $.63

CORPORATE  INFORMATION



CORPORATE OFFICE                       DIRECTORS
449 1200 Street                        Jack R. Callahan
P.O. Box 1000                          Retired President, The Monarch
Humboldt, KS 66748                     Cement Company
Phone:  (620) 473-2222
Fax:  (620) 473-2447                   Ronald E. Callaway
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

FORM 10-K                              Officers
The Company's Annual Report on        *Walter H. Wulf
Form 10-K, as filed with the           Chairman of the Board
Securities and Exchange Commission,
is available without charge upon       Walter H. Wulf, Jr.
written request to Lyndell G.          President and Vice Chairman
Mosley at the corporate office.        of the Board

The Company's financial               *Robert M. Kissick
information is also available          Vice President
from the SEC at their EDGAR
internet address                      *Byron K. Radcliff
(http://www.sec.gov).                  Secretary and Treasurer

                                       Lyndell G. Mosley
                                       Chief Financial Officer and
                                       Assistant Secretary-Treasurer

                                       Debra P. Roe
                                       Principal Accounting Officer and
                                       Assistant Secretary-Treasurer


                                      *Not active in the daily affairs
                                        of the Company.