Form 10-K, Exhibit 13
period 2001-12-31
MONARCH CEMENT CO
filed 2002-03-15
CIK 67517

2001
                                ANNUAL REPORT

















                                     THE
                                   MONARCH
                                CEMENT COMPANY





Page>

                                                        March 15, 2002



	ANNUAL REPORT TO STOCKHOLDERS

     Demand for cement and ready-mixed concrete in 2001 continued to challenge us to maximize production in order to meet the needs of our customers. Record sales of $126 million exceeded last year's record sales by almost $7 million. Although we completed a portion of our new construction in the last half of 2001, we have not yet fully realized the benefit of the added capacity and new technology provided by these additions. Increased production from this equipment in 2001 was offset by the downtime required to tie-in the existing equipment with the new processes. As anticipated, additional man-hours were needed to work with the equipment manufacturers to learn the new processes and to meet guaranteed production levels. Cost of sales was adversely affected during 2001 by the additional depreciation on this equipment, the extra expenses that occurred as equipment was shut down to tie-in the new finish mill, precalciner and clinker cooler and by additional labor expenses.

     As we look ahead to 2002, demand within our market area varies by location. Lower interest rates have helped to maintain the residential market. The Kansas highway program is currently on target, even though the state is facing serious budget shortfalls. As the Kansas legislature wrestles with funding for other state programs, there is some speculation that money may be diverted from the highway program to other areas. Other major projects, including schools and detention facilities are also scheduled for 2002. Overall, the five-year forecast for cement sales continues to be strong. We continue to monitor both current and long-term market conditions as we consider timing of our future expansion plans. Preliminary work has been completed on the second precalciner and clinker cooler and on designing a coal mill system to feed the precalciners and reduce our dependence on natural gas. We do not anticipate major construction to begin on these projects until late 2002 with completion in 2003.

     We want to express our appreciation to all our employees for their efforts during the past year. Special recognition is due our cement manufacturing employees at Humboldt, Kansas who continued to meet our customers' needs while being both involved in and inconvenienced by the expansion of our production facilities. We also recognize and thank our customers for their contribution to our success through promoting the use of our products. Their continued hard work in our market area and their confidence in our products created the demand resulting in the record sales reported for 2001. Most importantly, we thank our Heavenly Father, because without his blessings and support, we would not have achieved the results displayed in this report and could not meet the challenges of the years to come.

     We wish to invite you, our stockholders, to attend Monarch's annual meeting to be held at 2:00 p.m. on April 10, 2002 in the corporate office, Humboldt, Kansas. Thank you for your support throughout the years and God Bless.


                                               WALTER H. WULF, JR.
                                       President and Chairman of the Board

                 THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                           SELECTED FINANCIAL DATA

                 FOR THE FIVE YEARS ENDED DECEMBER 31, 2001
             (Dollar amounts in thousands except per share data)

                              2001      2000      1999      1998      1997
Net sales . . . . . . . . . $126,352  $119,362  $111,624  $101,548  $93,853
Net income. . . . . . . . . $  8,151  $ 10,499  $  9,654  $  9,653  $10,103
Net income per share. . . .    $2.01     $2.55     $2.32     $2.30    $2.40
Total assets. . . . . . . . $126,638  $ 96,102  $ 89,824  $ 84,868  $76,012
Long-term obligations . . . $ 19,900  $    -    $    -    $    -    $   -
Cash dividends declared
  per share . . . . . . . .     $.80      $.78      $.74      $.68     $.60
Stockholders' investment
  per share . . . . . . . .   $19.63    $18.36    $16.75    $15.35   $13.68



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

     The Monarch Cement Company and Subsidiaries (the Company) is also in the ready-mixed concrete, concrete products and sundry building materials business. Ready-mixed concrete is manufactured by combining aggregates with portland cement, water and chemical admixtures in batch plants. It is then loaded into mixer trucks and mixed in transit to the construction site where it is placed by the contractor.


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

     The following table sets forth for the last three fiscal years of the Company the percentage of total sales (1) by the manufacture and sale of cement and (2) by the sale of ready-mixed concrete and sundry building materials:

                                               Total    Sales
                                                December 31,
                                         2001       2000       1999
     Cement Manufacturing. . . . . . .   41.5%      41.6%      45.8%
     Ready-Mixed Concrete and
       Sundry Building Materials . . .   58.5%      58.4%      54.2%
                                        100.0%     100.0%     100.0%


                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Liquidity

     At December 31, 2001, current assets of the Company exceeded current liabilities by $18,488,416 resulting in a current ratio of 2.10 to 1. Our current ratio decreased in 2001 as compared to prior years primarily due to the utilization of cash, short-term investments and bank loans to fund expansion projects at our Humboldt, Kansas cement manufacturing facility. Cash, short-term investments and bank loans were also used for the purchase and retirement of treasury stock and the payment of dividends. Dry, mild weather during December 2001 significantly increased sales for the month as compared to December 2000. With the increase in December sales came a corresponding increase in receivables and decrease in finished cement, work in process and building products inventories. We are able to meet our cash needs primarily from a combination of operations and bank loans.

     In January 2001, we entered into an unsecured credit commitment with a bank. This commitment consists of a $30,000,000 advancing term loan maturing December 31, 2005 and a $5,000,000 line of credit maturing December 31, 2002. These loans each bear floating interest rates based on Chase Manhattan Bank prime rate less 1.25%. The loan agreement contains a financial covenant related to net worth which the Company was in compliance with at year-end. As of December 31, 2001, we had borrowed $19,899,655 on the advancing term loan and $5,000,000 on the line of credit leaving a balance available on the advancing term loan of $10,100,345. The average daily interest rate we paid during 2001 was 5.3%. At year-end, the applicable interest rate was 3.5%. We have used these loans to help finance the expansion project currently underway at our cement manufacturing facility. We anticipate that the line of credit maturing December 31, 2002 will be paid using funds from operations or additional bank financing. Our board of directors has given management the authority to borrow an additional $15,000,000 for a maximum of $50,000,000. These funds would be used to continue our expansion project, increasing our production capacity to meet projected sales demand. Management anticipates negotiating for an additional $15,000,000 in bank financing this year. We will continue to evaluate market conditions, proposed capital expenditures and the Company's cash resources as we finalize the timing of expansion projects and loan requirements.


Capital Resources

     During 2001, the Company invested $43,585,245 in property, plant and equipment. The Company regularly has capital expenditures of $10,000,000 to $12,000,000 per year in keeping its equipment and facilities in good operating condition. Due to recent and projected market demands, the Company has been aggressively updating its equipment to improve efficiency and increase capacity. As a result, the Company's 2001 expenditures exceeded the amount normally spent on capital expenditures. The Company plans to continue its modernization and expansion program during the year 2002 and future years. During the last half of 2001, the Company began operating the new finish mill, precalciner and clinker cooler. Preliminary work has been completed on the second precalciner and clinker cooler and designing a new coal firing system to fuel the precalciners. We anticipate work continuing on these projects later in 2002 with completion in 2003. Upon completion, it is projected that this expansion will allow the Company to produce in excess of one million tons of cement per year, resulting in a 35% increase in cement production capacity. The Company also expects to invest in other miscellaneous equipment and facility improvements in both the cement and ready-mixed concrete segments in 2002. It is expected that the Company's capital expenditures will approximate $25,000,000 during 2002 and will be funded with a mixture of cash from operations and bank borrowings.


Results of Operations

                                                    Ready-Mixed
                                                     Concrete
                                         Cement     and Sundry
                                          Manu-      Building
                                        facturing    Materials   Consolidated
FOR THE YEAR ENDED DECEMBER 31, 2001:
  Sales to unaffiliated customers      $52,484,654  $73,867,012  $126,351,666
  Income (loss) from operations          9,745,880     (541,712)    9,204,168

FOR THE YEAR ENDED DECEMBER 31, 2000:
  Sales to unaffiliated customers      $49,601,302  $69,760,428  $119,361,730
  Income from operations                13,019,516   (1,765,148)   11,254,368

FOR THE YEAR ENDED DECEMBER 31, 1999:
  Sales to unaffiliated customers      $51,143,457  $60,480,291  $111,623,748
  Income from operations                11,406,669    2,954,191    14,360,860

     General--Cement, ready-mixed concrete and sundry building materials are used in residential, commercial and governmental construction. Although overall demand for our products by each of these segments remains strong, it varies within our market area. In some areas of our market, residential construction is down while commercial and governmental needs are up. In other areas, residential demand is up and commercial and governmental use is down. Looking into 2002, we continue to see variations in demand within our market area. Even with the much publicized economic slowdown, the decrease in interest rates has helped to prevent sizeable drops in construction activities, particularly in the residential market. The Kansas highway program is currently on target, even though the state is facing serious budget deficits. As the Kansas legislature wrestles with funding for other state programs, there is some speculation that money may be diverted from the highway program to other areas. We are also seeing more competitiveness in pricing on highway construction projects for 2002. Other major construction projects, including schools and detention facilities are also planned for 2002 in our market area. These projects, which use sizeable amounts of cement, ready-mixed concrete and concrete products, contribute to the overall strong demand for our products.

     For the last five years, demand for cement in the Company's market has been excellent. During this period, the Company sold the entire cement production capacity of its Humboldt, Kansas plant. Plant modifications completed in recent years increased the production capacity of the Humboldt plant and improved its efficiency. These favorable market conditions and the Company's increased production capacity are the primary factors that have led to the Company's increased sales revenues in recent years. Profitability in the year 2001 was adversely affected by additional expenses incurred in the process of upgrading facilities and increased depreciation.

     The Company's ready-mixed concrete operations experienced operating losses during both 2001 and 2000 after increasing profitability during 1999. During 2001, sales volume increases led to better utilization of manpower and equipment reducing losses from operations. During 2000, the segment was adversely affected by volume declines in some market areas, additional expenses incurred in the process of upgrading facilities and weather delays creating unusual expenses in the production and installation of concrete products. The increased profitability in 1999 was primarily due to improvements in ready-mixed concrete prices. Efficiencies realized through increased sales volume also added to 1999's profitability. These factors vary from local market to local market and from year to year, and no one factor or local market accounts for a significant portion of the change in profitability during the three-year period.

     2001 Compared to 2000--Consolidated net sales for the year ended
December 31, 2001 were $126,351,666, an increase of $6,989,936 as compared to the year ended December 31, 2000. Sales of cement were higher by $2,883,352 and sales of ready-mixed concrete and sundry building materials were higher by $4,106,584. Sales of cement and ready-mixed concrete are significantly affected by weather conditions in our market area. Wet weather in the latter part of 2000 continued into the first part of 2001 slowing construction projects and decreasing sales of both cement and ready-mixed concrete during these periods. Mild, dry weather during the balance of 2001, allowed construction projects to proceed at a rapid pace through year-end. As a result, the Company's net sales for the last half of 2001 were 17.7% greater than net sales for the last half of 2000 resulting in a 5.9% increase in net sales for the year.

     The gross profit rate for the year 2001 was 15.3% compared to 16.8% for the year 2000. During 2001, the Company continued upgrading and expanding its plant facilities. As projects neared completion, it was necessary to shut down major pieces of equipment to complete the tie-ins from one production process to the next. The resulting decrease in production and corresponding increase in production costs, along with the additional depreciation relating to this equipment, were the primary factors contributing to the decrease in the gross profit rate. Higher sales volume of ready-mixed concrete and sundry building materials during 2001 as compared to 2000 resulted in better utilization of manpower and equipment and an improvement in this segment's gross profit rate.

     Selling, general, and administrative expenses increased 15.8% during the year 2001 compared to the year 2000. These costs are normally considered fixed costs that do not vary significantly with changes in sales volume. However during 2001, the Company hired additional selling and administrative personnel, primarily in the ready-mixed concrete and sundry building materials segment. The resulting increases in payroll and health care costs contributed to the overall increase in selling, general and administrative expenses, although no single factor increased materially.

     Interest income decreased $229,226 during 2001 as compared to the year 2000 primarily due to the reduction in short-term investments as the Company utilized these funds for capital improvements.

     "Other, net" decreased $1,068,440 for the year 2001 as compared to the year 2000 primarily due to a reduction in the amount of gain realized on the sale of other equity investments.

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

     Accounting Policies--The critical accounting policies with respect to the Company are those related to revenue recognition, inventories, property, plant and equipment, and depreciation.

     The Company records revenue from the sale of cement, ready-mixed concrete and sundry building materials when the products are delivered to the customer. Long-term construction contract revenues are recognized on the percentage-of-completion method based on the costs incurred relative to total estimated costs. Full provision is made for any anticipated losses. Billings for long-term construction contracts are rendered monthly, including the amount of retainage withheld by the customer until contract completion. Retainages are included in accounts receivable and are generally due within one year.

     Inventories of finished cement, work in process and building products are recorded at the lower of cost or market on a last-in, first-out (LIFO) basis. Under the average cost method of accounting (which approximates current cost), these inventories would have been $1,980,000, $1,362,000 and $2,351,000 higher than those reported at December 31, 2001, 2000 and 1999, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.
Other inventories are purchased from outside suppliers. Fuel and other materials are priced by the first-in, first-out (FIFO) method while operating and maintenance supplies are priced by the average cost method.

     Property, plant and equipment are stated at cost of acquisition or construction. The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment. During 2001 and 2000, the company capitalized approximately $927,000 and $-0-, respectively, of interest expense related to current construction projects. Expenditures for improvements that significantly increase the assets' useful lives are capitalized while maintenance and repairs are charged to expense as incurred.

     Depreciation of property, plant and equipment is provided by charges to operations over the estimated useful lives of the assets using primarily the double-declining balance method. The double-declining balance method charges depreciation expense to the income statement on an accelerated basis producing current tax savings. One-half year of depreciation is charged for the year of acquisition or disposition. Depletion rates for quarry lands are designed to amortize the cost over the estimated recoverable reserves.

     The Financial Accounting Standards Board (FASB) recently issued four new accounting rules. Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," effective July 1, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," effective for the 2002 calendar year, and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for the 2002 calendar year, are not expected to have a material effect on the Company's financial position or results of operations. The Company has not yet assessed the impact, if any, of adopting SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for the 2003 calendar year.

     Forward-Looking Statements--Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Annual Report and Form 10-K report filed with the Securities and Exchange Commission, constitute "forward-looking information". Except for historical information, the statements made in this report are forward-looking statements that involve risks and uncertainties. You can identify these statements by forward-looking words such as "should", "expect", "anticipate", "believe", "intend", "may", "hope", "forecast" or similar words. In particular, statements with respect to variations in future demand for our products in our market area or the future activity of Kansas highway programs and other major construction projects, the timing, scope, cost and benefits of our proposed and recently completed capital improvements and expansion plans, including the resulting increase in production capacity, our forecasted cement sales, the timing and source of funds for the repayment of our line of credit, the proposed increase in our bank financing and the proposed use of loan proceeds, and our anticipated increase in solid fuels and electricity required to operate our facilities and equipment are all forward-looking statements. You should be aware that forward-looking statements involve known and unknown risks, uncertainties, and other factors that may affect the actual results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others:

? general economic and business conditions;
? competition;
? raw material and other operating costs;
? costs of capital equipment;
? changes in business strategy or expansion plans; and ? demand for our Company's products.

     Market Risks--Market risks relating to the Company's operations result primarily from changes in demand for our products. A significant increase in interest rates could lead to a reduction in construction activities in both the residential and commercial market. Budget shortfalls during economic slowdowns could cause money to be diverted away from highway projects, schools, detention facilities and other governmental construction projects. Reduction in construction activity lowers the demand for cement, ready-mixed concrete and sundry building materials. As demand decreases, competition to retain sales volume could create downward pressure on sales prices. The manufacture of cement requires a significant investment in property, plant and equipment and a trained workforce to operate and maintain this equipment. These costs do not materially vary with the level of production. As a result, by operating at or near capacity, regardless of demand, companies can reduce per unit production costs. The continual need to control production costs encourages overproduction during periods of reduced demand.

     Interest rates on the Company's bank loans are variable and are based on the Chase Manhattan Bank prime rate less 1.25%.

     Inflation--Inflation directly affects the Company's operating costs. The manufacture of cement requires the use of a significant amount of energy. The Company burns primarily solid fuels, such as coal and petroleum coke, in its preheater kilns. We do not anticipate a significant increase above the rate of inflation in the cost of these solid fuels, or in the electricity required to operate our cement manufacturing equipment. In 2001, the Company added a precalciner to one of its kilns to increase production capacity. This precalciner burns natural gas. Increases in natural gas prices exceeding the rate of inflation, such as occurred in late 2000 and early 2001, create an above average increase in manufacturing costs. As gas prices decreased, the Company negotiated a set purchase price for the majority of its projected natural gas needs. The Company has plans to add a coal firing system to its precalciner kiln to reduce dependence on natural gas. Prices of the specialized replacement parts and equipment the Company must continually purchase tend to increase directly with the rate of inflation causing manufacturing costs to increase.


                        STOCK MARKET AND DIVIDEND DATA

     On March 1, 2002, Monarch's stock was held by approximately 700 record holders. Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market. Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Following is a schedule of the range of high and low bid quotations of Monarch's stock as reported by Yahoo! at http://finance.yahoo.com/ for 2001 and Fahnestock & Co. Inc. for 2000, and dividends declared for each quarter of its two latest fiscal years:



                           2001                         2000
                     Price        Dividends       Price        Dividends
     Quarter      Low     High    Declared     Low     High    Declared_
      First     $17.500  $17.875    $ -      $17.625  $20.625    $ -
      Second    $17.750  $19.750    $.20     $16.500  $19.750    $.19
      Third     $18.850  $20.500    $.20     $17.125  $19.000    $.19
      Fourth    $18.300  $19.200    $.40*    $17.500  $18.500    $.40*

*Reflects declaration of two $.20 dividends payable in the first quarter of 2002 and 2001.


                                                                      ANDERSEN




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of The Monarch Cement Company:

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company (a Kansas Corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP


Kansas City, Missouri,
  February 22, 2002


THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS                                                 2 0 0 1       2 0 0 0
CURRENT ASSETS:
  Cash and cash equivalents                          $  3,224,861  $ 9,451,281
  Short-term investments, at cost which
    approximates market                                   164,073    2,543,286
  Receivables, less allowances of $493,000 in 2001
    and $375,000 in 2000 for doubtful accounts         13,262,283    8,430,945
  Inventories, priced at cost which is not in
    excess of market-
    Cost determined by last-in, first-out method-
      Finished cement                                $  1,813,898  $ 3,675,351
      Work in process                                   2,629,984    4,373,014
      Building products                                 1,159,676    1,250,120
    Cost determined by first-in, first-out method-
      Fuel, gypsum, paper sacks and other               4,119,068    2,268,434
    Cost determined by average method-
      Operating and maintenance supplies                7,867,711    9,458,554
        Total inventories                            $ 17,590,337  $21,025,473
  Refundable federal and state income taxes               474,867    1,071,021
  Deferred income taxes                                   505,000      415,000
  Prepaid expenses                                         66,193       63,031
        Total current assets                         $ 35,287,614  $43,000,037

PROPERTY, PLANT AND EQUIPMENT, at cost, less
  accumulated depreciation and depletion of
  $92,458,417 in 2001 and $83,666,552 in 2000          81,441,837   45,809,748

DEFERRED INCOME TAXES                                   2,305,000    2,430,000

OTHER ASSETS                                            7,603,212    4,862,955

                                                     $126,637,663  $96,102,740


LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts payable                                   $  6,636,841  $ 5,452,004
  Bank loan payable                                     5,000,000        -
  Accrued liabilities-
    Dividends                                           1,610,783    1,640,358
    Compensation and benefits                           2,344,263    2,007,394
    Miscellaneous taxes                                   671,667      500,334
    Other                                                 535,644      448,933
      Total current liabilities                      $ 16,799,198  $10,049,023

LONG-TERM DEBT                                         19,899,655        -

ACCRUED POSTRETIREMENT BENEFITS                         8,442,462    8,397,620

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES          2,453,827    2,346,663

STOCKHOLDERS' INVESTMENT:
  Capital Stock, par value $2.50 per share, 1 vote per share-Authorized 10,000,000 shares, Issued

    2,303,362 shares at December 31, 2001 and
    2,312,547 shares at December 31, 2000            $  5,758,405  $ 5,781,368
  Class B Capital Stock, par value $2.50 per share,
    10 votes per share-Authorized 10,000,000 shares,
    Issued 1,723,596 shares at December 31, 2001
    and 1,788,349 shares at December 31, 2000           4,308,990    4,470,872
  Retained Earnings                                    67,900,126   64,117,194
  Accumulated other comprehensive income                1,075,000      940,000
    Total stockholders' investment                   $ 79,042,521  $75,309,434

                                                     $126,637,663  $96,102,740

The accompanying notes are an integral part of these consolidated balance sheets.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


                                             2 0 0 1       2 0 0 0       1 9 9 9
NET SALES                                  $126,351,666  $119,361,730  $111,623,748

COST OF SALES                               107,009,432    99,352,725    89,834,391
         Gross profit from operations      $ 19,342,234  $ 20,009,005  $ 21,789,357

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                    10,138,066     8,754,637     7,428,497
         Income from operations            $  9,204,168  $ 11,254,368  $ 14,360,860

OTHER INCOME (EXPENSE):
  Interest income                          $    653,888  $    883,114  $  1,028,727
  Other, net                                  1,793,428     2,861,868      (435,158)
                                           $  2,447,316  $  3,744,982  $    593,569
INCOME BEFORE PROVISION FOR INCOME TAXES   $ 11,651,484  $ 14,999,350  $ 14,954,429

PR0VISION FOR INCOME TAXES                    3,500,000     4,500,000     5,300,000

NET INCOME                                 $  8,151,484  $ 10,499,350  $  9,654,429

Basic earnings per share                          $2.01         $2.55         $2.32

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999



                                             2 0 0 1       2 0 0 0       1 9 9 9
NET INCOME                                 $  8,151,484  $ 10,499,350  $  9,654,429

UNREALIZED APPRECIATION (DEPRECIATION)
  ON AVAILABLE FOR SALE SECURITIES (Net
  of deferred tax (benefit) expense of
  $90,000, $(425,000) and $(400,000)
  for 2001, 2000 and 1999, respectively)        135,000      (640,000)     (620,000)

COMPREHENSIVE INCOME                       $  8,286,484  $  9,859,350  $  9,034,429

The accompanying notes are an integral part of these consolidated statements.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                         Accum-
                                   Class B                              lated Other   Stock-
                       Capital     Capital     Retained     Treasury    Comprehen-   holders'
                        Stock       Stock      Earnings       Stock     sive Income Investment
Balance at 1/1/1999   $5,725,123  $4,718,367  $51,492,274  $     -      $2,200,000  $64,135,764
Net income                 -           -        9,654,429        -           -        9,654,429
Dividends declared
 ($.74 per share)          -           -       (3,066,148)       -           -       (3,066,148)
Transfer of shares       101,277    (101,277)       -            -           -            -
Purchase of
 treasury stock            -           -            -         (884,133)      -         (884,133)
Retirement of
 treasury stock         (112,205)      -         (771,928)     884,133       -            -
Accumulated other
 comprehensive loss        -           -            -            -        (620,000)    (620,000)
Balance at 12/31/1999 $5,714,195  $4,617,090  $57,308,627  $     -      $1,580,000  $69,219,912
Net income                 -           -       10,499,350        -           -       10,499,350
Dividends declared
 ($.78 per share)          -           -       (3,201,569)       -           -       (3,201,569)
Transfer of shares       146,218    (146,218)       -            -           -            -
Purchase of
 treasury stock            -           -            -         (568,259)      -         (568,259)
Retirement of
 treasury stock          (79,045)      -         (489,214)     568,259       -            -
Accumulated other
 comprehensive loss        -           -            -            -        (640,000)    (640,000)
Balance at 12/31/2000 $5,781,368  $4,470,872  $64,117,194  $     -      $  940,000  $75,309,434
Net income                 -           -        8,151,484        -           -        8,151,484
Dividends declared
 ($.80 per share)          -           -       (3,219,800)       -           -       (3,219,800)
Transfer of shares       161,882    (161,882)       -            -           -            -
Purchase of
 treasury stock            -           -            -       (1,333,597)      -       (1,333,597)
Retirement of
 treasury stock         (184,845)      -       (1,148,752)   1,333,597       -            -
Accumulated other
 comprehensive income      -           -            -            -         135,000      135,000
Balance at 12/31/2001 $5,758,405  $4,308,990  $67,900,126  $     -      $1,075,000  $79,042,521

The accompanying notes are an integral part of these consolidated statements.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


                                                         2 0 0 1       2 0 0 0       1 9 9 9
OPERATING ACTIVITIES:
Net income                                             $  8,151,484  $ 10,499,350  $  9,654,429
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and depletion                              9,454,167     6,754,783     6,025,901
  Gain on disposal of assets                               (197,548)      (63,379)      (67,332)
  Realized gain on sale of other investments             (1,085,776)   (2,382,261)        -
  Change in assets and liabilities:
    Receivables, net                                     (4,433,076)    1,419,400       674,824
    Inventories                                           4,475,683    (3,635,333)   (3,885,150)
    Refundable federal and state income taxes               596,154    (1,071,021)        -
    Prepaid expenses                                         42,639       (28,176)       10,429
    Deferred income taxes                                  (270,000)     (680,000)     (365,000)
    Other assets                                            (31,813)      422,326        18,239
    Accounts payable and accrued liabilities               (267,649)      373,575      (286,002)
    Accrued postretirement expense                          338,752       163,874      (251,507)
    Accrued pension expense                                (161,335)     (175,159)      (50,276)
    Minority interest in earnings of subsidiaries          (392,965)     (408,744)      534,013
  Net cash provided by operating activities            $ 16,218,717  $ 11,189,235  $ 12,012,568
INVESTING ACTIVITIES:
Acquisition of property, plant and equipment           $(43,585,245) $(18,627,165) $(10,847,723)
Proceeds from disposals of property,
 plant and equipment                                        442,057       302,437        94,758
Payment for purchases of equity investments              (2,356,088)   (1,039,456)     (733,336)
Proceeds from disposals of equity investments             1,401,137     3,263,100         -
Decrease in short-term investments, net                   2,387,776    13,290,758     4,025,252
Net purchase of subsidiaries' stock                      (1,040,400)        -             -
  Net cash used for investing activities               $(42,750,763) $ (2,810,326) $ (7,461,049)
FINANCING ACTIVITIES:
Proceeds from bank loans                               $ 24,899,655  $      -      $      -
Cash dividends paid                                      (3,249,375)   (3,131,709)   (2,999,634)
Purchase of treasury stock                               (1,333,597)       (9,828)     (140,379)
Subsidiaries' dividends paid to minority interest           (11,057)     (568,259)     (884,133)
  Net cash provided by (used for) financing activities $ 20,305,626  $ (3,709,796) $ (4,024,146)
Net Increase (Decrease) in Cash and Cash Equivalents   $ (6,226,420) $  4,669,113  $    527,373
Cash and Cash Equivalents, beginning of year              9,451,281     4,782,168     4,254,795
Cash and Cash Equivalents, end of year                 $  3,224,861  $  9,451,281  $  4,782,168

The accompanying notes are an integral part of these consolidated statements.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999


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

        Monarch has direct control of certain operating companies that have been deemed to be subsidiaries within the meaning of generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission. Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements. All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income (loss) have been recorded as reductions or increases in other income in the accompanying statements of income. The minority interests in net income (loss) were $(392,965), $(408,744) and $534,013 during 2001, 2000 and 1999, respectively.

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

    (c) Reclassifications--Certain reclassifications have been made to the 2000 and prior financial statements to conform with the current year presentation.

    (d) Inventories--Inventories of finished cement, work in process and building products are recorded at the lower of cost or market on a last-in, first-out (LIFO) basis. Under the average cost method of accounting (which approximates current cost), these inventories would have been $1,980,000, $1,362,000 and $2,351,000 higher than those reported at December 31, 2001, 2000 and 1999, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

        Other inventories are purchased from outside suppliers. Fuel and other materials are priced by the first-in, first-out (FIFO) method while operating and maintenance supplies are recorded at the average cost method.

    (e) Property, Plant and Equipment-Property, plant and equipment are stated at cost of acquisition or construction. The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment. During 2001 and 2000, the Company capitalized approximately $927,000 and $-0-, respectively, of interest expense related to current construction projects.

        Depreciation of property, plant and equipment is provided by charges to operations over the estimated useful lives of the assets using primarily the double-declining balance method. One-half year of depreciation is charged for the year of acquisition or disposition. Depletion rates for quarry lands are designed to amortize the cost over the estimated recoverable reserves. Expenditures for improvements that significantly increase the assets' useful lives are capitalized while maintenance and repairs are charged to expense as incurred.

    (f) Revenue Recognition--Revenue is earned and recorded when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. Accordingly, the Company records revenue from the sale of cement, ready-mixed concrete and sundry building materials when the products are delivered to the customer. Long-term construction contract revenues are recognized on the percentage-of-completion method based on the costs incurred relative to total estimated costs. Full provision is made for any anticipated losses. Billings for long-term construction contracts are rendered monthly, including the amount of retainage withheld by the customer until contract completion. Retainages are included in accounts receivable and are generally due within one year.

    (g) Earnings per Share--Basic earnings per share is based on the weighted average common shares outstanding during each year. Dilutive earnings per share is based on the weighted average common and common equivalent shares outstanding each year. Monarch has no common stock equivalents and therefore, does not report dilutive earnings per share. The weighted average number of shares outstanding was 4,049,165 in 2001, 4,113,984 in 2000 and 4,154,426 in
1999.

    (h) Comprehensive Income--Comprehensive income is composed of two subsets; net income and other comprehensive income. Included in other comprehensive income for the Company is unrealized appreciation (depreciation) for securities classified as available-for-sale, net of deferred income tax.

    (i) Statements of Cash Flows--The Company considers overnight cash investments to be cash equivalents. All other highly liquid short-term investments, generally with an original maturity of six months or less, are considered short-term investments. Interest and income taxes paid during each of the three years for the period ended December 31, are as follows:


                                       2001         2000         1999
         Interest paid, net of
           amount capitalized       $   54,657   $    7,076   $    1,313
         Income taxes paid          $3,253,490   $5,935,016   $6,094,546

(2) PROPERTY, PLANT AND EQUIPMENT


    Property, plant and equipment at December 31, 2001 and 2000 consisted of:



                                    Depreciation
                                    Lives (Years)      2001          2000
     Quarry lands                                  $  1,220,514  $  1,220,514
     Mill site and buildings            12 - 50      21,038,888    18,922,096
     Machinery and equipment             5 - 25     113,600,330    70,561,855
     Transportation equipment            3 - 12      26,460,459    24,261,907
     Office furniture and fixtures       5 - 20       1,117,183       925,516
     Office and other buildings         10 - 30       3,315,132     2,751,097
     Construction in process                          7,147,748    10,833,315
                                                   $173,900,254  $129,476,300
     Less--Accumulated depreciation and depletion    92,458,417    83,666,552
                                                   $ 81,441,837  $ 45,809,748

(3)  Investments

     The Company's short-term investments consist of corporate commercial paper with maturities of six months or less and have been classified as held-to-maturity. The amortized cost, which approximates market value, is reflected in the balance sheet. Other assets includes equity securities which have been classified as available-for-sale. Realized gains are computed using the specific identification method. The equity investment results for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                              2001        2000        1999
      Fair value of investments            $5,965,000  $3,700,000  $4,605,000
      Cost of investments                   4,175,000   2,135,000   1,975,000
        Fair value in excess of cost       $1,790,000  $1,565,000  $2,630,000
      Unrealized gain recorded in equity   $1,075,000  $  940,000  $1,580,000
      Deferred income taxes                   715,000     625,000   1,050,000
                                           $1,790,000  $1,565,000  $2,630,000

      Proceeds from sale of securities     $1,401,137  $3,263,100  $    -
      Realized gains                       $1,085,776  $2,382,261  $    -

(4) INCOME TAXES

    The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:

                                         2001        2000        1999
    Current provision for income tax:
      Federal                         $3,535,000  $4,425,000  $4,435,000
      State                              325,000     330,000     830,000
                                      $3,860,000  $4,755,000  $5,265,000
    Deferred provision for income tax:
      Federal                         $ (270,000) $ (135,000) $   30,000
      State                              (90,000)   (120,000)      5,000
                                      $ (360,000) $ (255,000) $   35,000
        Provision for income taxes    $3,500,000  $4,500,000  $5,300,000


    The provision for federal and state income taxes in the accompanying consolidated statements of income differs from the amount computed at the federal statutory income tax rate as follows:

                                         2001        2000        1999
      Provision for federal taxes
        at statutory rates            $3,974,000  $5,150,000  $5,134,000
      State income taxes, net of
        federal tax benefit              153,000     137,000     543,000
      Percentage depletion              (505,000)   (697,000)   (591,000)
      Minority interest in
        consolidated income (loss)      (157,000)   (163,000)    214,000
      Other, net                          35,000      73,000       -
        Provision for income taxes    $3,500,000  $4,500,000  $5,300,000


     The tax effect of significant temporary differences representing deferred tax assets and (liabilities) are as follows:

                                                2001             2000
     Current:
       Reserve for bad debts                 $   195,000      $   150,000
       Vacation                                  280,000          265,000
       Other, net                                 30,000            -
         Net current deferred tax assets     $   505,000      $   415,000

     Noncurrent:
       Depreciation                          $  (540,000)     $  (450,000)
       Postretirement benefits                 3,950,000        3,815,000
       Pension                                  (470,000)        (405,000)
       Unrealized holding gains                 (715,000)        (625,000)
       Other, net                                 80,000           95,000
         Net long-term deferred tax assets   $ 2,305,000      $ 2,430,000


(5) LONG-TERM DEBT

    In January 2001, Monarch entered into an unsecured credit commitment with a bank. This commitment consists of a $30,000,000 advancing term loan maturing December 31, 2005 and a $5,000,000 line of credit maturing
December 31, 2002. These loans each bear interest rates based on Chase Manhattan Bank prime rate less 1.25%. The loan agreement contains a financial covenant related to net worth which the Company was in compliance with at year-end. As of December 31, 2001, the Company had borrowed $19,899,655 on the advancing term loan and $5,000,000 on the line of credit leaving a balance available on the advancing term loan of $10,100,345. The average daily interest rate paid by the Company during 2001 was 5.3%. At year-end, the applicable interest rate was 3.5%.

(6) POSTRETIREMENT BENEFITS

    Monarch provides certain postretirement health care, accident and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans. These benefits are self-insured by Monarch and are paid out of Monarch's general assets.

Following is a reconciliation of benefit obligations and funded status as of December 31, 2001 and 2000:

                                                   2001           2000
Reconciliation of benefit obligation
  Accumulated postretirement benefit
    obligation at beginning of year            $ 12,927,454   $  9,298,360
  Service cost                                      156,561        108,040
  Interest cost                                     942,509        895,420
  Actuarial (gain) loss                            (241,538)     3,532,357
  Benefits and expenses paid                       (730,524)      (906,723)
    Accumulated postretirement benefit
      obligation at end of year                $ 13,054,462   $ 12,927,454

Funded status                                  $(13,054,462)  $(12,927,454)
Unrecognized actuarial loss                       3,183,091      3,394,834
Accrued benefit cost                           $ (9,871,371)  $ (9,532,620)

    The assumed annual rate of increase in the per capita cost of covered health care benefits was 7% for 2001 and 2000 and 4% for 1999. This trend rate is assumed to decrease in future years, 1% per year to an ultimate annual rate of 4%.

                                            2001         2000         1999
Components of net periodic benefit cost
  Service cost                           $  156,561   $  108,040   $  99,410
  Interest cost                             942,509      895,420     697,195
  Unrecognized net loss                     137,776       67,136       -
    Net periodic benefit cost            $1,236,846   $1,070,596   $ 796,605

Weighted-average assumptions
  as of December 31
  Discount rate                               7.00%       7.50%       8.00%

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                              1% Increase   1% Decrease
Effect on net periodic benefit cost           $  239,080    $  (107,877)
Effect on postretirement benefit obligation    1,699,450     (1,184,805)

(7) PENSION PLANS

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

    Following is a reconciliation of benefit obligations, plan assets and funded status as of December 31, 2001 and 2000:

                                                        2001         2000
   Reconciliation of projected benefit obligation
     Projected benefit obligation at
      beginning of year                              $21,987,472  $20,989,864
     Service cost                                        315,833      293,441
     Interest cost                                     1,621,900    1,617,150
     Actuarial loss                                    1,246,060      734,549
     Benefits paid and expenses                       (1,706,144)  (1,647,532)
       Projected benefit obligation at end of year   $23,465,121  $21,987,472
   Reconciliation of fair value of plan assets
     Fair value of plan assets at beginning of year  $24,783,229  $24,096,707
     Actual return on plan assets                      1,841,206    2,334,054
     Benefits paid and expenses                       (1,706,144)  (1,647,532)
       Fair value of plan assets at end of year      $24,918,291  $24,783,229
   Funded status                                     $ 1,453,170  $ 2,795,757
   Unrecognized net actuarial loss                      (685,055)  (2,250,731)
   Unrecognized transitional obligation                    -           14,342
   Unrecognized prior service cost                       412,570      459,982
       Prepaid benefit cost                          $ 1,180,685  $ 1,019,350

    The following table presents the components of net periodic pension cost as of December 31, 2001, 2000 and 1999:

                                            2001        2000         1999
Service cost                            $   315,833  $   293,441  $   342,594
Interest cost                             1,621,900    1,617,150    1,559,670
Expected return on plan assets           (2,155,386)  (2,095,648)  (2,245,751)
Amortization of transitional obligation      14,342        9,867        9,863
Amortization of prior service cost           47,412       47,412       45,130
Recognized net actuarial gain                (5,436)     (47,381)     (31,967)
  Net periodic pension (income)         $  (161,335) $  (175,159) $  (320,461)

    The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31 are as follows:

                                                     2001    2000    1999
    Discount rate                                    7.00%   7.50%   8.00%
    Expected return on plan assets                   9.00%   9.00%   9.00%
    Rate of compensation increase (Staff plan only)  4.50%   4.50%   4.50%

     The Company has defined contribution plans covering substantially all permanent employees of the ready-mixed concrete and sundry building materials segment. These plans allow the Company, at its discretion, to match the employee's contributions. For the 2001 and 2000 plan years, the Company matched 25% of the first 6% of the employee's compensation up to a maximum match of $2,500. The Company contributed $75,570 and $67,240 to these plans for the years 2001 and 2000, respectively.

(8) COMMITMENTS AND CONTINGENCIES

    According to various agreements with certain minority stockholders of subsidiaries, under specified circumstances, the Company is obligated to acquire certain minority shares, if requested to do so, at a value that approximates the minority interest on the Balance Sheet.

(9) STOCKHOLDERS' INVESTMENT

    Capital Stock and Class B Capital Stock have the same rights except as follows: Class B Capital Stock has supervoting rights of ten votes per share and restricted transferability; Class B Capital Stock is convertible at all times into Capital Stock on a share-for-share basis; and Capital Stock has only one vote per share and is freely transferable.

(10) BUSINESS SEGMENTS

    The Company groups its operations into two business segments - cement manufacturing and the sale of ready-mixed concrete and sundry building materials. The Company's business segments are separate business units that offer different products. The accounting policies for each segment are the same as those described in the summary of significant accounting policies.

     Following is information for each segment for the years ended December 31, 2001, 2000 and 1999:

                                            Ready-Mixed
                                             Concrete
                                  Cement    and Sundry  Adjustments
FOR THE YEAR ENDED                 Manu-     Building       and
  DECEMBER 31, 2001:             facturing   Materials  Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $52,484,654 $73,867,012 $     -       $126,351,666
  Intersegment sales              9,701,435      66,201   (9,767,636)        -
    Total net sales             $62,186,089 $73,933,213 $ (9,767,636) $126,351,666
  Income (loss) from operations $ 9,745,880 $  (541,712)              $  9,204,168
  Other income, net                                                      2,447,316
    Income before income taxes                                        $ 11,651,484
  Identifiable assets at
    December 31, 2001           $79,454,009 $32,905,909               $112,359,918
  Corporate assets                                                      14,277,745
    Total assets at
      December 31, 2001                                               $126,637,663

FOR THE YEAR ENDED
  DECEMBER 31, 2000:
  Sales to unaffiliated
    customers                   $49,601,302 $69,760,428 $     -       $119,361,730
  Intersegment sales              9,265,934       5,192   (9,271,126)        -
    Total net sales             $58,867,236 $69,765,620 $ (9,271,126) $119,361,730
  Income (loss) from operations $13,019,516 $(1,765,148)              $ 11,254,368
  Other income, net                                                      3,744,982
    Income before income taxes                                        $ 14,999,350
  Identifiable assets at
    December 31, 2000           $47,123,981 $28,205,216               $ 75,329,197
  Corporate assets                                                      20,773,543
    Total assets at
      December 31, 2000                                               $ 96,102,740

FOR THE YEAR ENDED
  DECEMBER 31, 1999:
  Sales to unaffiliated
    customers                   $51,143,457 $60,480,291 $     -       $111,623,748
  Intersegment sales              7,690,066     697,177   (8,387,243)        -
    Total net sales             $58,833,523 $61,177,468 $ (8,387,243) $111,623,748
  Income from operations        $11,406,669 $ 2,954,191               $ 14,360,860
  Other income, net                                                        593,569
    Income before income taxes                                        $ 14,954,429
  Identifiable assets at
    December 31, 1999           $36,252,363 $25,189,660               $ 61,442,023
  Corporate assets                                                      28,549,358
    Total assets at
      December 31, 1999                                               $ 89,991,381

    Total sales by segment before adjustments and eliminations includes both sales to unaffiliated customers (as reported in the Company's consolidated statements of income, comprehensive income and stockholders' investment) and intersegment sales. Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

    Income from operations is total net sales less operating expenses. In computing income from operations, none of the following items have been added or deducted: general corporate income and expenses, interest expense and income taxes. Depreciation and depletion for cement manufacturing and ready-mixed concrete, respectively, was: $4,325,197 and $5,128,970 in 2001; $2,571,183 and $4,183,600 in 2000; and $2,951,294 and $3,074,607 in 1999.
Capital expenditures for cement manufacturing and ready-mixed concrete, respectively, including capital assets of businesses acquired were:
$39,174,379 and $4,410,866 in 2001; $11,051,905 and $7,575,260 in 2000; and
$2,749,880 and $8,097,843 in 1999. Identifiable assets by segment are those assets that are used in the Company's operations in each industry.

    During 2001, 2000 and 1999, there were no sales to any one customer in excess of 10% of consolidated net sales.

(11) Quarterly Financial Information (Unaudited)

                              First       Second        Third       Fourth
                             Quarter      Quarter      Quarter      Quarter
2001
  Net sales                $20,335,027  $33,746,878  $39,618,762  $32,650,999
  Income (loss) from
    operations                (592,355)   3,398,416    4,492,050    1,906,057
  Net income (loss)           (155,649)   2,263,192    3,354,934    2,689,007
  Basic earnings (loss)
    per share                    $(.04)        $.56         $.83         $.66

2000
  Net sales                $22,862,034  $35,105,445  $38,413,341  $22,980,910
  Income (loss) from
    operations               1,575,353    5,280,529    5,545,759   (1,147,273)
  Net income                 1,066,777    3,472,159    3,739,286    2,221,128
  Basic earnings per share        $.26         $.84         $.91         $.54

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

ANNUAL MEETING                         Robert M. Kissick
The annual meeting of the              Chairman, Hydraulic Power Systems, Inc.
stockholders of The Monarch
Cement Company is held the             Gayle C. McMillen
second Wednesday in April of           Music Instructor, Salina School
each year at the Company's             District
corporate offices.
                                       Richard N. Nixon
                                       Shareholder in law firm of Stinson,
TRANSFER AGENT AND REGISTRAR           Mag & Fizzell, P.C.
The Monarch Cement Company
P.O. Box 1000                          Byron J. Radcliff
Humboldt, KS 66748-0900                Rancher

                                       Byron K. Radcliff
STOCK TRADING INFORMATION              Owner/Manager, Radcliff Ranch
Trading Symbol: MCEM
Over-the-Counter Market                Michael R. Wachter
                                       Civil Engineer and Director of
                                       Operations, Concrete Technology Corp.
INVESTOR RELATIONS
Inquiries may be directed to           Walter H. Wulf, Jr.
Lyndell G. Mosley, Chief Financial     President and Chairman of the Board
Officer and Assistant Secretary-
Treasurer, at the corporate            Walter H. Wulf, III
address shown above.                   Area Service Manager,
                                       General Motors Corporation

FORM 10-K                              Officers
The Company's Annual Report on         Walter H. Wulf, Jr.
Form 10-K, as filed with the           President and Chairman of the Board
Securities and Exchange Commission,
is available without charge upon      *Byron K. Radcliff
written request to Lyndell G.          Vice Chairman of the Board,
Mosley at the above corporate          Secretary and Treasurer
office address.
                                      *Robert M. Kissick
The Company's financial                Vice President
information is also available
from the SEC at their EDGAR            Rick E. Rush
internet address                       Vice President
(http://www.sec.gov).
                                       Lyndell G. Mosley
                                       Chief Financial Officer and
                                       Assistant Secretary-Treasurer

                                       Debra P. Roe
                                       Principal Accounting Officer and
                                       Assistant Secretary-Treasurer

                                       Lisa J. Fontaine
                                       Assistant Secretary

                                      *Not active in the daily affairs
                                        of the Company.