Form 10-K, Exhibit 13
period 2002-12-31
MONARCH CEMENT CO
filed 2003-03-17
CIK 67517

2002
                                ANNUAL REPORT























                                     THE
                                   MONARCH
                                CEMENT COMPANY

                                                        March 17, 2003



	ANNUAL REPORT TO STOCKHOLDERS

     Demand for cement and ready-mixed concrete in 2002 continued to challenge us to maximize production in order to meet the needs of our customers. Record sales of $134 million exceeded last year's record sales by $8 million. Additional sales of ready-mixed concrete and sundry building materials enabled us to more fully utilize the equipment in this segment resulting in improved profit margins. Profit margins in the cement manufacturing segment were adversely affected by the additional depreciation related to the new construction projects completed in the last half of 2001. We did not continue our cement construction projects in 2002 although the equipment has been purchased for the next phase of our expansion and modernization program. We are monitoring both current and long-term market conditions as we consider timing of our future expansion plans. We are also studying the effects of the rising cost of natural gas on the operation of our precalciner kiln to determine the timing of installation of the coal firing system.

     As we look ahead to 2003, demand within our market area varies by location. The Kansas highway program is currently on target through 2003, although the Kansas legislature has voted to divert money from future highway projects to other areas due to serious budget shortfalls. Other major projects, including schools, detention facilities and waste water treatment plants are also scheduled for 2003. The Portland Cement Association predicts a 1.2% downturn in U.S. cement consumption in 2003; however, the overall five-year forecast for cement sales continues to be strong.

     As the economy continues to struggle, we recognize and thank our customers for their contribution to our success through promoting the use of our products. Their continued hard work in our market area and their confidence in our products created the demand resulting in the record sales reported for 2002. We want to express our appreciation to our stockholders for their continued confidence in our Company during these times of stock market unrest. Special recognition is also due our employees whose efforts continue to contribute to our success. Most importantly, we thank our Heavenly Father, because without His blessings and support, we would not have achieved the results displayed in this report and could not meet the challenges of the years to come.

     We wish to invite you, our stockholders, to attend Monarch's annual meeting to be held at 2:00 p.m. on April 9, 2003 in the corporate office, Humboldt, Kansas. Thank you for your support throughout the years and God Bless.


                                               WALTER H. WULF, JR.
                                       President and Chairman of the Board

                 THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                           SELECTED FINANCIAL DATA

                 FOR THE FIVE YEARS ENDED DECEMBER 31, 2002
             (Dollar amounts in thousands except per share data)

                              2002      2001      2000      1999      1998
Net sales . . . . . . . . . $134,550  $126,352  $119,362  $111,624  $101,548
Net income. . . . . . . . . $  5,903  $  8,151  $ 10,499  $  9,654  $  9,653
Net income per share. . . .    $1.47     $2.01     $2.55     $2.32     $2.30
Total assets. . . . . . . . $133,506  $ 126,638  $96,102  $ 89,824  $ 84,868
Long-term obligations . . . $ 26,540  $  19,900  $    -   $    -    $    -
Cash dividends declared
  per share . . . . . . . .     $.80       $.80     $.78      $.74      $.68
Stockholders' investment
  per share . . . . . . . .   $19.70     $19.63   $18.36    $16.75    $15.35



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

     The following table sets forth for the last three fiscal years of the Company the percentage of total sales (1) by the manufacture and sale of cement and (2) by the sale of ready-mixed concrete and sundry building materials:

                                               Total    Sales
                                                December 31,
                                         2002       2001       2000
     Cement Manufacturing. . . . . . .   39.8%      41.5%      41.6%
     Ready-Mixed Concrete and
       Sundry Building Materials . . .   60.2%      58.5%      58.4%
                                        100.0%     100.0%     100.0%




                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Forward-Looking Statements

     Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Annual Report and Form 10-K report filed with the Securities and Exchange Commission, constitute "forward-looking information". Except for historical information, the statements made in this report are forward-looking statements that involve risks and uncertainties. You can identify these statements by forward-looking words such as "should", "expect", "anticipate", "believe", "intend", "may", "hope", "forecast" or similar words. In particular, statements with respect to variations in future demand for our products in our market area or the future activity of Kansas highway programs and other major construction projects, the timing, scope, cost and benefits of our proposed and recently completed capital improvements and expansion plans, including the resulting increase in production capacity, our forecasted cement sales, the timing and source of funds for the repayment of our line of credit, and our anticipated increase in solid fuels and electricity required to operate our facilities and equipment are all forward-looking statements. You should be aware that forward-looking statements involve known and unknown risks, uncertainties, and other factors that may affect the actual results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others:

*	general economic and business conditions;
*	competition;
*	raw material and other operating costs;
*	costs of capital equipment;
*	changes in business strategy or expansion plans;
*	demand for our Company's products;
*	cyclical and seasonal nature of our business;
*	the affect weather has on our business;
*	the affect of environmental and other government regulations; and
*	the affect of federal and state funding on demand for our products.


Liquidity

     We are able to meet our cash needs primarily from a combination of operations and bank loans. Cash increased during the year 2002 primarily due to income from operations and bank loans.

     In December 2002, we renegotiated our unsecured credit commitment with a bank. This revised commitment consists of a $25,000,000 advancing term loan maturing December 31, 2005 and a $10,000,000 line of credit maturing
December 31, 2003. These loans bear floating interest rates based on JP Morgan Chase prime rate less 1.25% and .75%, respectively. The loan agreement contains a financial covenant related to net worth which the Company was in compliance with at year-end. As of December 31, 2002, we had borrowed $25,000,000 on the advancing term loan and $3,048,076 on the line of credit leaving a balance available on the line of credit of $6,951,924. The average daily interest rate we paid during 2002 was 3.4%. At year-end, the applicable interest rate was 3.0% on the advancing term loan and 3.5% on the line of credit. We have used these loans to help finance the expansion project at our cement manufacturing facility. We anticipate that the line of credit maturing December 31, 2003 will be paid using funds from operations or replacement bank financing. Our board of directors has given management the authority to borrow an additional $15,000,000 for a maximum of $50,000,000. At this time we do not anticipate borrowing the additional $15,000,000; although an increase in financing may be required on a short-term basis.

     Contractual obligations at December 31, 2002 consisting of maturities on long-term debt are as follows:

                                           2003          $ 3,255,476
                                           2004            3,583,949
                                           2005           18,633,981
                                           2006              197,318
                                           2007              209,284
                                           Thereafter        660,131
                                                         $26,540,139


Financial Condition

     Total assets as of December 31, 2002 were $133,506,264, an increase of $6,868,601 since December 31, 2001. The increase in receivables is due to slow payments related to long-term contracts and increased sales. The majority of the past due amount relates to cement sold to bonded jobs insuring the collectability of the related receivables. The decrease in inventories is mainly due to a reduction in clinker inventory. This clinker was ground into cement to keep up with cement demand. Other assets increased primarily as a result of an increase in equity investments.

     Indebtedness increased $4,688,560 during the year 2002 due primarily to capital expenditures.

     During 2002, we recorded a minimum pension liability resulting in an increase in accrued pension expense of $2,418,375 and a decrease in stockholders' investment of $2,259,000.

     Stockholders' investment increased .4% during 2002. Basic earnings were $1.47 per share and dividends declared were $.80 per share for the year 2002.


Capital Resources

     During 2002, the Company invested $11,118,444 in property, plant and equipment. The Company regularly has capital expenditures of $10,000,000 to $12,000,000 per year in keeping its equipment and facilities in good operating condition. As of the end of 2001, we had completed the installation of a precalciner and clinker cooler on one of our kilns. We had also started preliminary work on a precalciner and clinker cooler for our second preheater kiln and the design of a new coal firing system to fuel the precalciners on both kilns. By the end of 2002, we had received and paid for this equipment; however, we have postponed its installation until market projections indicate the need for this additional kiln capacity. We will continue to evaluate market conditions, proposed capital expenditures and the Company's cash resources as we finalize the timing of expansion projects and loan requirements.

     The Company also plans to invest in other miscellaneous equipment and facility improvements in both the cement and ready-mixed concrete segments in 2003. It is expected that the Company's capital expenditures will approximate $10,000,000 during 2003 and will be funded with a mixture of cash from operations and temporary bank loans.


Results of Operations

                                                    Ready-Mixed
                                                     Concrete
                                         Cement     and Sundry
                                          Manu-      Building
                                        facturing    Materials   Consolidated
FOR THE YEAR ENDED DECEMBER 31, 2002:
  Sales to unaffiliated customers      $53,514,889  $81,035,388  $134,550,277
  Income from operations                 8,211,792    2,089,667    10,301,459

FOR THE YEAR ENDED DECEMBER 31, 2001:
  Sales to unaffiliated customers      $52,484,654  $73,867,012  $126,351,666
  Income (loss) from operations          9,745,880     (541,712)    9,204,168

FOR THE YEAR ENDED DECEMBER 31, 2000:
  Sales to unaffiliated customers      $49,601,302  $69,760,428  $119,361,730
  Income (loss) from operations         13,019,516   (1,765,148)   11,254,368

     General--Cement, ready-mixed concrete and sundry building materials are used in residential, commercial and governmental construction. Although overall demand for our products by each of these segments remained strong during 2002, it varies within our market area. In some areas of our market, residential construction is down while commercial and governmental needs are up. In other areas residential demand is up and commercial and governmental use is down. Looking back at 2002 our success can be attributed to this variety of construction activities; our ability to capitalize on the construction opportunities at each location; and the generally strong economic conditions which was at least partially fueled by low interest rates.

     Looking ahead to 2003, the Portland Cement Association predicts only a slight downturn in the total U.S. consumption of cement (1.2% decrease). Residential construction, although not as strong as 2002, is still predicted to remain strong due to continued projected low interest rates. Major commercial and governmental construction projects, including parking garages, schools, hospitals, waste water treatment plants, and detention facilities are currently underway in our market area and we are hopeful new projects will follow those currently underway. The Kansas highway program is currently on target through 2003, although Kansas legislature has voted to divert money from future highway projects to other areas due to serious budget shortfalls.

     For the last five years, demand for cement in the Company's market has been excellent. During this period, the Company sold the entire cement production capacity of its Humboldt, Kansas plant. Plant modifications completed in recent years increased the production capacity of the Humboldt plant. These favorable market conditions and the Company's increased production capacity are the primary factors that have led to the Company's increased cement sales revenues in recent years. Gross profit in the years 2002 and 2001 was adversely affected by the increased depreciation related to facility upgrades completed in 2001.

     The Company's ready-mixed concrete operations were profitable during 2002 after experiencing operating losses during both 2001 and 2000. Increase sales volume in 2002 as compared to 2001 resulted in another year of improved operating results. Sales volume increases during 2001 resulted in reduced operating losses. During 2000, the segment was adversely affected by volume declines, additional expenses incurred in the process of upgrading facilities and weather delays creating unusual expenses in the production and installation of concrete products.

     2002 Compared to 2001--Consolidated net sales for the year ended
December 31, 2002 were $134,550,277, an increase of $8,198,611 as compared to the year ended December 31, 2001. Sales of cement were higher by $1,030,235 and sales of ready-mixed concrete and sundry building materials were higher by $7,168,376. Increased construction activity made it possible to increase the sales volume of both cement and ready-mixed concrete and sundry building materials resulting in higher net sales.

     Our overall gross profit rate for the year 2002 was 16.0% compared to 15.3% for the year 2001 with the decline in gross profit in our cement segment being more than offset by the increase in our ready-mixed concrete and sundry building materials segment. Additional depreciation related to facility upgrades completed in 2001 was the primary factor contributing to the cement segment's lower gross profit rate in 2002 as compared to 2001. Higher sales volume of ready-mixed concrete and sundry building materials during 2002 as compared to 2001 resulted in better utilization of manpower and equipment and an improvement in this segment's gross profit rate.

     Selling, general and administrative expenses increased 10.6% during the year 2002 compared to the year 2001. These costs are normally considered fixed costs that do not vary significantly with changes in sales volume. However during 2002, the Company hired additional selling and administrative personnel, primarily in the ready-mixed concrete and sundry building materials segment. Rising health care costs also contributed to the overall increase in selling, general and administrative expenses.

     Interest income decreased $286,314 during 2002 as compared to the year 2001. In 2001, the Company received interest on amended state income tax returns. A reduction in short-term investments as the Company utilized these funds for capital improvements also contributed to the decline in interest income.

     Interest expense, net of amount capitalized ($-0- in 2002 and $927,262 in 2001), increased $993,421 during 2002 as compared to the year 2001 primarily due to the increase in bank loans outstanding. The Company utilized these loans for capital improvements.

     "Other, net" decreased $2,730,555 for the year 2002 as compared to the year 2001 primarily due to a reduction in the amount of gain realized on the 2001 sale of other equity investments, a reduction in subsidiary losses allocated to minority interest and a 2002 write-off of obsolete equipment.

     The effective tax rates for years 2002 and 2001 were 32.4% and 30.0%, respectively. The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion and minority interest in consolidated income (loss).

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

     The effective tax rates for years 2001 and 2000 were 30.0%. The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion and minority interest in consolidated income (loss).

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

     Inventories of finished cement, work in process and building products are recorded at the lower of cost or market on a last-in, first-out (LIFO) basis. Under the average cost method of accounting (which approximates current cost), these inventories would have been $2,340,000, $1,980,000 and $1,362,000 higher than those reported at December 31, 2002, 2001 and 2000, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.
Other inventories are purchased from outside suppliers. Fuel and other materials are priced by the first-in, first-out (FIFO) method while operating and maintenance supplies are priced by the average cost method.

     Property, plant and equipment are stated at cost of acquisition or construction. The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment. During 2002 and 2001, the company capitalized approximately $-0- and $927,000, respectively, of interest expense related to current construction projects. Expenditures for improvements that significantly increase the assets' useful lives are capitalized while maintenance and repairs are charged to expense as incurred.

     Depreciation of property, plant and equipment is provided by charges to operations over the estimated useful lives of the assets using primarily accelerated methods. Depletion rates for quarry lands are designed to amortize the cost over the estimated recoverable reserves.

     The Financial Accounting Standards Board (FASB) recently issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," effective for guarantees issued or modified after December 31, 2002, Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective for the 2002 calendar year, and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for the 2002 calendar year which are not expected to have a material effect on the Company's financial position or results of operations. The Company has not yet assessed the impact, if any, of adopting SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for the 2003 calendar year. In April 2002 the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which is not expected to have a material effect on the Company's financial position or results of operations. In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" and in December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which are not expected to have a material effect on the Company's financial position or results of operations.

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

     Interest rates on the Company's advancing term loan and line of credit are variable and are based on the JP Morgan Chase prime rate less 1.25% and ..75%, respectively.

     Inflation--Inflation directly affects the Company's operating costs. The manufacture of cement requires the use of a significant amount of energy. The Company burns primarily solid fuels, such as coal and petroleum coke, in its preheater kilns. We do not anticipate a significant increase above the rate of inflation in the cost of these solid fuels, or in the electricity required to operate our cement manufacturing equipment. In 2001, the Company added a precalciner to one of its kilns to increase production capacity. This precalciner burns natural gas. Increases in natural gas prices exceeding the rate of inflation create an above average increase in manufacturing costs.
The Company has plans to add a coal firing system to its precalciner kiln to reduce dependence on natural gas. Prices of the specialized replacement parts and equipment the Company must continually purchase tend to increase directly with the rate of inflation causing manufacturing costs to increase.


                        STOCK MARKET AND DIVIDEND DATA

     On March 1, 2003, Monarch's stock was held by approximately 700 record holders. Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market. Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Following is a schedule of the range of high and low bid quotations as reported by Yahoo! at http://finance.yahoo.com/, and dividends declared for each quarter of our two latest fiscal years:



                           2002                         2001
                     Price        Dividends       Price        Dividends
     Quarter      Low     High    Declared     Low     High    Declared_
      First     $18.400  $19.500    $ -      $17.500  $17.875    $ -
      Second    $19.350  $21.500    $.20     $17.750  $19.750    $.20
      Third     $18.750  $21.800    $.20     $18.850  $20.500    $.20
      Fourth    $17.200  $18.100    $.40*    $18.300  $19.200    $.40*

         *Reflects declaration of two $.20 dividends payable in the first quarter of 2003 and 2002.


                      Independent Accountants' Report



Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas


We have audited the accompanying consolidated balance sheet of The Monarch Cement Company as of December 31, 2002, and the related consolidated statements of income, stockholders' investment and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Monarch Cement Company as of December 31, 2001, and for the two years then ended were audited by other accountants who have ceased operations. Their report dated February 22, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Monarch Cement Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


                                                 BKD, LLP

Kansas City, Missouri
February 14, 2003

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

ARTHUR ANDERSEN LLP


Kansas City, Missouri,
  February 22, 2002


*	The report is a copy of the previously issued report.
*	The predecessor auditor has not reissued the report.



THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS                                                 2 0 0 2       2 0 0 1
CURRENT ASSETS:
  Cash and cash equivalents                          $  3,909,215  $  3,224,861
  Short-term investments, at cost which
    approximates market                                     1,493       164,073
  Receivables, less allowances of $644,000 in 2002
    and $493,000 in 2001 for doubtful accounts         15,915,121    13,262,283
  Inventories, priced at cost which is not in
    excess of market-
    Cost determined by last-in, first-out method-
      Finished cement                                $  1,386,348  $  1,813,898
      Work in process                                     626,130     2,629,984
      Building products                                 1,119,723     1,159,676
    Cost determined by first-in, first-out method-
      Fuel, gypsum, paper sacks and other               4,164,573     4,119,068
    Cost determined by average method-
      Operating and maintenance supplies                8,059,488     7,867,711
        Total inventories                            $ 15,356,262  $ 17,590,337
  Refundable federal and state income taxes               562,496       474,867
  Deferred income taxes                                   593,000       505,000
  Prepaid expenses                                         82,304        66,193
        Total current assets                         $ 36,419,891  $ 35,287,614

PROPERTY, PLANT AND EQUIPMENT, at cost, less
  accumulated depreciation and depletion of
  $96,128,254 in 2002 and $92,458,417 in 2001          82,331,077    81,441,837

DEFERRED INCOME TAXES                                   4,038,000     2,305,000

OTHER ASSETS                                           10,717,296     7,603,212

                                                     $133,506,264  $126,637,663


LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts payable                                   $  5,845,901  $  6,636,841
  Bank loan payable                                     3,048,076     5,000,000
  Current portion of advancing term loan                3,255,476         -
  Accrued liabilities-
    Dividends                                           1,610,783     1,610,783
    Compensation and benefits                           1,909,149     2,344,263
    Miscellaneous taxes                                   634,831       671,667
    Other                                                 857,093       535,644
      Total current liabilities                      $ 17,161,309  $ 16,799,198

LONG-TERM DEBT                                         23,284,663    19,899,655

ACCRUED POSTRETIREMENT BENEFITS                         9,322,377     8,442,462

ACCRUED PENSION EXPENSE                                 2,418,375         -

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES          1,969,101     2,453,827

STOCKHOLDERS' INVESTMENT:
  Capital Stock, par value $2.50 per share, 1 vote per share-Authorized 10,000,000 shares, Issued


    2,344,293 shares at December 31, 2002 and
    2,303,362 shares at December 31, 2001            $  5,860,733  $  5,758,405
  Class B Capital Stock, par value $2.50 per share,
    10 votes per share-Authorized 10,000,000 shares,
    Issued 1,682,665 shares at December 31, 2002
    and 1,723,596 shares at December 31, 2001           4,206,662     4,308,990
  Retained Earnings                                    70,582,044    67,900,126
  Accumulated other comprehensive income (loss)        (1,299,000)    1,075,000
    Total stockholders' investment                   $ 79,350,439  $ 79,042,521

                                                     $133,506,264  $126,637,663

See notes to consolidated financial statements

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                             2 0 0 2       2 0 0 1       2 0 0 0
NET SALES                                  $134,550,277  $126,351,666  $119,361,730

COST OF SALES                               113,040,462   107,009,432    99,352,725
         Gross profit from operations      $ 21,509,815  $ 19,342,234  $ 20,009,005

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                    11,208,356    10,138,066     8,754,637
         Income from operations            $ 10,301,459  $  9,204,168  $ 11,254,368

OTHER INCOME (EXPENSE):
  Interest income                          $    367,574  $    653,888  $    883,114
  Interest expense                           (1,055,304)      (61,883)      (11,373)
  Other, net                                   (875,244)    1,855,311     2,873,241
                                           $ (1,562,974) $  2,447,316  $  3,744,982
INCOME BEFORE PROVISION FOR INCOME TAXES   $  8,738,485  $ 11,651,484  $ 14,999,350

PR0VISION FOR INCOME TAXES                    2,835,000     3,500,000     4,500,000

NET INCOME                                 $  5,903,485  $  8,151,484  $ 10,499,350

Basic earnings per share                          $1.47         $2.01         $2.55

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000




                                             2 0 0 2       2 0 0 1       2 0 0 0
NET INCOME                                 $  5,903,485  $  8,151,484  $ 10,499,350

UNREALIZED APPRECIATION (DEPRECIATION)
  ON AVAILABLE FOR SALE SECURITIES (Net
  of deferred tax (benefit) expense of
  $(75,000), $90,000 and $(425,000)
  for 2002, 2001 and 2000, respectively)       (115,000)      135,000      (640,000)

MINIMUM PENSION LIABILITY (Net of
  deferred tax benefit of $(1,500,000)
  for 2002)                                  (2,259,000)        -             -

COMPREHENSIVE INCOME                       $  3,529,485  $  8,286,484  $  9,859,350

See notes to consolidated financial statements

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                                          Accum-
                                   Class B                              lated Other    Stock-
                       Capital     Capital     Retained     Treasury    Comprehen-    holders'
                        Stock       Stock      Earnings       Stock     sive Income  Investment
Balance at 1/1/2000   $5,714,195  $4,617,090  $57,308,627  $     -      $ 1,580,000  $69,219,912
Net income                 -           -       10,499,350        -            -       10,499,350
Dividends declared
 ($.78 per share)          -           -       (3,201,569)       -            -       (3,201,569)
Transfer of shares       146,218    (146,218)       -            -            -            -
Purchase of
 treasury stock            -           -            -         (568,259)       -         (568,259)
Retirement of
 treasury stock          (79,045)      -         (489,214)     568,259        -            -
Change in unrealized
 appreciation on
 available for sale
 securities                -           -            -            -         (640,000)    (640,000)
Balance at 12/31/2000 $5,781,368  $4,470,872  $64,117,194  $     -      $   940,000  $75,309,434
Net income                 -           -        8,151,484        -            -        8,151,484
Dividends declared
 ($.80 per share)          -           -       (3,219,800)       -            -       (3,219,800)
Transfer of shares       161,882    (161,882)       -            -            -            -
Purchase of
 treasury stock            -           -            -       (1,333,597)       -       (1,333,597)
Retirement of
 treasury stock         (184,845)      -       (1,148,752)   1,333,597        -            -
Change in unrealized
 appreciation on
 available for sale
 securities                -           -            -            -          135,000      135,000
Balance at 12/31/2001 $5,758,405  $4,308,990  $67,900,126  $     -      $ 1,075,000  $79,042,521
Net income                 -           -        5,903,485        -            -        5,903,485
Dividends declared
 ($.80 per share)          -           -       (3,221,567)       -            -       (3,221,567)
Transfer of shares       102,328    (102,328)       -            -            -            -
Change in unrealized
 appreciation on
 available for sale
 securities                -           -            -            -         (115,000)    (115,000)
Adjustment to
 recognize minimum
 pension liability         -           -            -            -       (2,259,000)  (2,259,000)
Balance at 12/31/2002 $5,860,733  $4,206,662  $70,582,044  $     -      $(1,299,000) $79,350,439

See notes to consolidated financial statements

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                         2 0 0 2       2 0 0 1       2 0 0 0
OPERATING ACTIVITIES:
Net income                                             $  5,903,485  $  8,151,484  $ 10,499,350
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation, depletion and amortization               11,259,163     9,454,167     6,754,783
  Minority interest in earnings (losses) of
   subsidiaries                                             187,056      (392,965)     (408,744)
  Deferred income taxes                                    (326,000)     (270,000)     (680,000)
  (Gain) loss on disposal of assets                         502,074      (197,548)      (63,379)
  Realized (gain) on sale of other investments               (5,132)   (1,085,776)   (2,382,261)
  Change in assets and liabilities:
    Receivables, net                                     (2,652,838)   (4,433,076)    1,419,400
    Inventories                                           2,234,075     4,475,683    (3,635,333)
    Refundable income taxes                                 (87,629)      596,154    (1,071,021)
    Prepaid expenses                                        (16,111)       42,639       (28,176)
    Other assets                                             23,675       (31,813)      422,326
    Accounts payable and accrued liabilities               (683,530)     (267,649)      373,575
    Accrued postretirement expense                          351,005       338,752       163,874
    Accrued pension expense                                (159,940)     (161,335)     (175,159)
  Net cash provided by operating activities            $ 16,529,353  $ 16,218,717  $ 11,189,235
INVESTING ACTIVITIES:
Acquisition of property, plant and equipment           $(11,118,444) $(43,585,245) $(18,627,165)
Proceeds from disposals of property,
 plant and equipment                                        375,216       442,057       302,437
Payment for purchases of equity investments              (2,900,705)   (2,356,088)   (1,039,456)
Proceeds from disposals of equity investments               145,299     1,401,137     3,263,100
Decrease in short-term investments, net                     162,580     2,387,776    13,290,758
Net purchases of subsidiaries' stock                     (2,421,057)   (1,040,400)        -
  Net cash used for investing activities               $(15,757,111) $(42,750,763) $ (2,810,326)
FINANCING ACTIVITIES:
Proceeds from bank loans                               $  3,148,421  $ 24,899,655  $      -
Cash dividends paid                                      (3,221,567)   (3,249,375)   (3,131,709)
Purchase of treasury stock                                    -        (1,333,597)       (9,828)
Subsidiaries' dividends paid to minority interest           (14,742)      (11,057)     (568,259)
  Net cash provided by (used for) financing activities $    (87,888) $ 20,305,626  $ (3,709,796)
Net increase (decrease) in cash and cash equivalents   $    684,354  $ (6,226,420) $  4,669,113
Cash and Cash Equivalents, beginning of year              3,224,861     9,451,281     4,782,168
Cash and Cash Equivalents, end of year                 $  3,909,215  $  3,224,861  $  9,451,281

Additional Cash Flow Information:
Interest paid, net of amount capitalized               $  1,101,709  $     54,657  $      7,076
Income taxes paid                                      $  3,247,546  $  3,253,490  $  5,935,016

See notes to consolidated financial statements

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000


(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



    (a) Nature of Operations--The Monarch Cement Company (Monarch) is principally engaged in the manufacture and sale of portland cement. The marketing area for Monarch's products consists primarily of the State of Kansas, the State of Iowa, southeast Nebraska, western Missouri, northwest Arkansas and northern Oklahoma. Sales are made primarily to contractors, ready-mixed concrete plants, concrete products plants, building materials dealers and governmental agencies. Companies controlled by Monarch sell ready-mixed concrete, concrete products and sundry building materials in metropolitan areas within Monarch's marketing area.

    (b) Principles of Consolidation--Monarch has direct control of certain operating companies that have been deemed to be subsidiaries within the meaning of accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission. Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements. All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income (loss) have been recorded as reductions or increases in other income in the accompanying statements of income. The minority interests in net income (loss) were $187,056, $(392,965) and $(408,744) during 2002, 2001 and 2000, respectively.

    (c) Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (d) Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2002, 2001 and 2000, cash equivalents consisted primarily of money market investments with various banks.

    (e) Investments--Equity securities for which the Company has no immediate plan to sell but that may be sold in the future are classified as available for sale and carried at fair value in "Other Assets". Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' investment. Realized gains and losses, based on the specifically identified cost of the security, are included in net income.

    (f) Receivables--Accounts receivables are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivables are ordinarily due 30 days after the issuance of the invoice. Accounts past due are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

    (g) Inventories--Inventories of finished cement, work in process and building products are recorded at the lower of cost or market on a last-in, first-out (LIFO) basis. Under the average cost method of accounting (which approximates current cost), these inventories would have been $2,340,000, $1,980,000 and $1,362,000 higher than those reported at December 31, 2002, 2001 and 2000, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

        Other inventories are purchased from outside suppliers. Fuel and other materials are priced by the first-in, first-out (FIFO) method while operating and maintenance supplies are recorded using the average cost method.

    (h) Property, Plant and Equipment--Property, plant and equipment are stated at cost of acquisition or construction. The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment. During 2002, 2001 and 2000, the Company capitalized approximately $-0-, $927,000 and $-0-, respectively, of interest expense related to current construction projects.

        Depreciation of property, plant and equipment is provided by charges to operations over the estimated useful lives of the assets using accelerated methods. Depletion rates for quarry lands are designed to amortize the cost over the estimated recoverable reserves. Expenditures for improvements that significantly increase the assets' useful lives are capitalized while maintenance and repairs are charged to expense as incurred.

    (i) Income Taxes--Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

    (j) Revenue Recognition--The Company records revenue from the sale of cement, ready-mixed concrete and sundry building materials when the products are delivered to the customer. Long-term construction contract revenues are recognized on the percentage-of-completion method based on the costs incurred relative to total estimated costs. Full provision is made for any anticipated losses. Billings for long-term construction contracts are rendered monthly, including the amount of retainage withheld by the customer until contract completion. Retainages are included in accounts receivable and are generally due within one year.

    (k) Earnings per Share--Basic earnings per share is based on the weighted average common shares outstanding during each year. Diluted earnings per share is based on the weighted average common and common equivalent shares outstanding each year. Monarch has no common stock equivalents and therefore, does not report diluted earnings per share. The weighted average number of shares outstanding was 4,026,958 in 2002, 4,049,165 in 2001 and 4,113,984 in
2000.

    (l) Self Insurance--The Company has elected to self-insure certain costs related to employee health and accident benefit programs. Costs resulting from noninsured losses are charged to income when incurred.

    (m) Disclosure about Fair Value of Financial Instruments--Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Cash and cash equivalents, short-term investments, receivables and bank loans payable have carrying values that approximate fair values. Investment fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

(2)  Investments

     The Company's short-term investments consist of corporate commercial paper with maturities of six months or less and have been classified as held-to-maturity. The amortized cost, which approximates market value, is reflected in the balance sheet. Other assets includes equity securities which have been classified as available-for-sale. Realized gains are computed using the specific identification method. The equity investment results for the years ended December 31, 2002, 2001 and 2000 are as follows:

                                              2002        2001        2000
      Fair value of investments            $8,540,000  $5,965,000  $3,700,000
      Cost of investments                   6,940,000   4,175,000   2,135,000
        Gross unrealized gains             $1,600,000  $1,790,000  $1,565,000
      Unrealized gain recorded in equity   $  960,000  $1,075,000  $  940,000
      Deferred income taxes                   640,000     715,000     625,000
                                           $1,600,000  $1,790,000  $1,565,000

      Proceeds from sale of securities     $  145,299  $1,401,137  $3,263,100
      Realized gains                       $    5,132  $1,085,776  $2,382,261

(3) PROPERTY, PLANT AND EQUIPMENT


    Property, plant and equipment at December 31, 2002 and 2001 consisted of:

                                    Depreciation
                                    Lives (Years)      2002          2001
     Quarry lands                                  $  1,470,386  $  1,220,514
     Mill site and buildings            12 - 50      21,632,713    21,038,888
     Machinery and equipment             5 - 25     110,607,203   113,600,330
     Transportation equipment            3 - 12      28,715,392    26,460,459
     Office furniture and fixtures       5 - 20       1,175,842     1,117,183
     Office and other buildings         10 - 30       4,470,866     3,315,132
     Construction in process                         10,386,929     7,147,748
                                                   $178,459,331  $173,900,254
     Less--Accumulated depreciation and depletion    96,128,254    92,458,417
                                                   $ 82,331,077  $ 81,441,837

(4) LINE OF CREDIT AND LONG-TERM DEBT

    In December 2002, Monarch renegotiated its unsecured credit commitment with a bank. The revised commitment consists of a $25,000,000 advancing term loan maturing December 31, 2005 and a $10,000,000 line of credit maturing December 31, 2003. At December 31, 2002 and 2001, there was $3,048,076 and $5,000,000, respectively, borrowed against this line. The line contains a financial covenant related to net worth which the Company was in compliance with at year-end. Interest on the line of credit varies with the JP Morgan Chase prime rate less .75% which was 3.5% on December 31, 2002 and 2001, and is payable quarterly.

                                         2002          2001
           Note payable, bank (a)     $25,000,000   $19,999,655
           Other                        1,540,139         -
                                      $26,540,139   $19,899,655
           Less current maturities      3,255,476         -
                                      $23,284,663   $19,899,655

           (a) Due December 31, 2005; payable $995,000 quarterly including interest; interest computed based on JP Morgan Chase prime rate less 1.25%; subject to a financial covenant related to net worth which the Company was in compliance with at year-end.

     Aggregate annual maturities of long-term debt as of December 31, 2002 are:

                                      2003          $ 3,255 476
                                      2004            3,583,949
                                      2005           18,633,981
                                      2006              197,318
                                      2007              209,284
                                      Thereafter        660,131
                                                    $26,540,139

(5) INCOME TAXES

    The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:

                                         2002        2001        2000
      Taxes currently payable         $3,161,000  $3,860,000  $4,755,000
      Deferred income taxes             (326,000)   (360,000)   (255,000)
        Provision for income taxes    $2,835,000  $3,500,000  $4,500,000


    The provision for federal and state income taxes in the accompanying consolidated statements of income differs from the amount computed at the federal statutory income tax rate as follows:

                                         2002        2001        2000
  Provision for federal taxes
    at statutory rates                $2,971,000  $3,974,000  $5,150,000
  Increase (decrease) resulting from:
    State income taxes, net of
      federal tax benefit                183,000     153,000     137,000
    Percentage depletion                (460,000)   (505,000)   (697,000)
    Minority interest in
      consolidated income (loss)          75,000    (157,000)   (163,000)
    Other, net                            66,000      35,000      73,000
        Provision for income taxes    $2,835,000  $3,500,000  $4,500,000


     The tax effects of significant temporary differences representing deferred taxes shown on the balance sheets were:

                                                2002             2001
     Current:
       Allowance for doubtful accounts       $   255,000      $   195,000
       Accrued vacation                          310,000          280,000
       Other                                      28,000           30,000
         Net current deferred tax assets     $   593,000      $   505,000

     Noncurrent:
       Depreciation                          $  (405,000)     $  (540,000)
       Postretirement benefits                 4,090,000        3,950,000
       Minimum pension liability                 967,000         (470,000)
       Unrealized holding gains                 (640,000)        (715,000)
       Other, net                                 26,000           80,000
         Net long-term deferred tax assets   $ 4,038,000      $ 2,305,000


(6) POSTRETIREMENT BENEFITS

    Monarch provides certain postretirement health care, accident and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans. These benefits are self-insured by Monarch and are paid out of Monarch's general assets.

    Following is a reconciliation of benefit obligations and funded status as of December 31, 2002 and 2001. At December 31, 2002 and 2001, the current portion of the accrued benefit cost of $900,000 and $1,428,909, respectively, is recorded in compensation and benefits.

                                                   2002           2001
Reconciliation of benefit obligation
  Accumulated postretirement benefit
    obligation at beginning of year            $ 13,054,462   $ 12,927,454
  Service cost                                      166,935        156,561
  Interest cost                                     916,747        942,509
  Actuarial (gain) loss                             467,046       (241,538)
  Benefits and expenses paid                       (896,483)      (730,524)
    Accumulated postretirement benefit
      obligation at end of year                $ 13,708,707   $ 13,054,462

Funded status                                  $(13,708,707)  $(13,054,462)
Unrecognized actuarial loss                       3,486,330      3,183,091
Accrued benefit cost                           $(10,222,377)  $ (9,871,371)

    The assumed annual rate of increase in the per capita cost of covered health care benefits was 6% for 2002 and 7% for 2001 and 2000. This trend rate is assumed to decrease in future years, 1% per year to an ultimate annual rate of 4%. Following are the components of net periodic benefit cost:

                                            2002         2001         2000
Components of net periodic benefit cost
  Service cost                           $  166,935   $  156,561   $  108,040
  Interest cost                             916,747      942,509      895,420
  Unrecognized net loss                     163,806      137,776       67,136
    Net periodic benefit cost            $1,247,488   $1,236,846   $1,070,596

Weighted-average assumptions
  as of December 31
  Discount rate as of December 31             6.75%        7.00%        7.50%

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                              1% Increase   1% Decrease
Effect on net periodic benefit cost           $  153,994    $  (103,150)
Effect on postretirement benefit obligation    1,787,822       (844,892)

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

    Following is a reconciliation of benefit obligations, plan assets and funded status as of December 31, 2002 and 2001:

                                                        2002         2001
   Reconciliation of projected benefit obligation
     Projected benefit obligation at
      beginning of year                              $23,465,121  $21,987,472
     Service cost                                        375,199      315,833
     Interest cost                                     1,637,380    1,621,900
     Actuarial loss                                      824,363    1,246,060
     Plan amendment                                      163,921        -
     Benefits paid and expenses                       (1,692,468)  (1,706,144)
       Projected benefit obligation at end of year   $24,773,516  $23,465,121
   Reconciliation of fair value of plan assets
     Fair value of plan assets at beginning of year  $24,918,291  $24,783,229
     Actual return on plan assets                     (2,197,416)   1,841,206
     Benefits paid and expenses                       (1,692,468)  (1,706,144)
       Fair value of plan assets at end of year      $21,028,407  $24,918,291
   Funded status                                     $(3,745,109) $ 1,453,170
   Unrecognized net actuarial loss                     4,566,718     (685,055)
   Unrecognized prior service cost                       518,668      412,570
       Prepaid benefit cost                          $ 1,340,277  $ 1,180,685
   Adjustment required to recognize
     minimum liability                                (3,758,652)       -
       (Pension liability)/prepaid benefit cost      $(2,418,375) $ 1,180,685

    The following table presents the components of net periodic pension cost as of December 31, 2002, 2001 and 2000:

                                            2002        2001         2000
Service cost                            $   375,199  $   315,833  $   293,441
Interest cost                             1,637,380    1,621,900    1,617,150
Expected return on plan assets           (2,229,994)  (2,155,386)  (2,095,648)
Amortization of transitional obligation       -           14,342        9,867
Amortization of prior service cost           57,475       47,412       47,412
Recognized net actuarial gain                 -           (5,436)     (47,381)
  Net periodic pension (income)         $  (159,940) $  (161,335) $  (175,159)

    The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31 are as follows:

                                                     2002    2001    2000
    Discount rate                                    6.75%   7.00%   7.50%
    Expected return on plan assets                   9.00%   9.00%   9.00%
    Rate of compensation increase (Staff plan only)  4.50%   4.50%   4.50%

     The Company has defined contribution plans covering substantially all permanent employees of the ready-mixed concrete and sundry building materials segment. These plans allow the Company, at its discretion, to match the employee's contributions. For the 2002,2001 and 2000 plan years, the Company matched 25% of the first 6% of the employee's compensation up to a maximum match of $2,500. The Company contributed $83,985, $75,570 and $67,240 to these plans for the years 2002,2001 and 2000, respectively.

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

     Following is information for each segment for the years ended December 31, 2002, 2001 and 2000:


                                            Ready-Mixed
                                             Concrete
                                  Cement    and Sundry  Adjustments
FOR THE YEAR ENDED                 Manu-     Building       and
  DECEMBER 31, 2002:             facturing   Materials  Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $53,514,889 $81,035,388 $     -       $134,550,277
  Intersegment sales             10,817,807      85,364  (10,903,171)        -
    Total net sales             $64,332,696 $81,120,752 $(10,903,171) $134,550,277
  Income from operations        $ 8,211,792 $ 2,089,667               $ 10,301,459
  Other expense, net                                                    (1,562,974)
    Income before income taxes                                        $  8,738,485
  Identifiable assets at
    December 31, 2002           $76,368,540 $37,316,224               $113,684,764
  Corporate assets                                                      19,821,500
    Total assets at
      December 31, 2002                                               $133,506,264

FOR THE YEAR ENDED
  DECEMBER 31, 2001:
  Sales to unaffiliated
    customers                   $52,484,654 $73,867,012 $     -       $126,351,666
  Intersegment sales              9,701,435      66,201   (9,767,636)        -
    Total net sales             $62,186,089 $73,933,213 $ (9,767,636) $126,351,666
  Income (loss) from operations $ 9,745,880 $  (541,712)              $  9,204,168
  Other income, net                                                      2,447,316
    Income before income taxes                                        $ 11,651,484
  Identifiable assets at
    December 31, 2001           $79,454,009 $32,905,909               $112,359,918
  Corporate assets                                                      14,277,745
    Total assets at
      December 31, 2001                                               $126,637,663

FOR THE YEAR ENDED
  DECEMBER 31, 2000:
  Sales to unaffiliated
    customers                   $49,601,302 $69,760,428 $     -       $119,361,730
  Intersegment sales              9,265,934       5,192   (9,271,126)        -
    Total net sales             $58,867,236 $69,765,620 $ (9,271,126) $119,361,730
  Income (loss) from operations $13,019,516 $(1,765,148)              $ 11,254,368
  Other income, net                                                      3,744,982
    Income before income taxes                                        $ 14,999,350
  Identifiable assets at
    December 31, 2000           $47,123,981 $28,205,216               $ 75,329,197
  Corporate assets                                                      20,773,543
    Total assets at
      December 31, 2000                                               $ 96,102,740

    Total sales by segment before adjustments and eliminations includes both sales to unaffiliated customers (as reported in the Company's consolidated statements of income, comprehensive income and stockholders' investment) and intersegment sales. Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

    Income from operations is total net sales less operating expenses. In computing income from operations, none of the following items have been added or deducted: general corporate income and expenses; interest expense; and income taxes. Depreciation and depletion for cement manufacturing and ready-mixed concrete, respectively, was: $5,964,841 and $5,243,343 in 2002; $4,325,197 and $5,128,970 in 2001; and $2,571,183 and $4,183,600 in 2000.
Capital expenditures for cement manufacturing and ready-mixed concrete, respectively, were: $3,860,573 and $7,257,871 in 2002; $39,174,379 and
$4,410,866 in 2001; and $11,051,905 and $7,575,260 in 2000.  Identifiable
assets by segment are those assets that are used in the Company's operations in each industry.

    During 2002, 2001 and 2000, there were no sales to any one customer in excess of 10% of consolidated net sales.

(11) Quarterly Financial Information (Unaudited)

                              First       Second        Third       Fourth
                             Quarter      Quarter      Quarter      Quarter
2002
  Net sales                $22,871,653  $35,409,167  $41,728,112  $34,541,345
  Income (loss) from
    operations                (915,339)   3,288,097    6,114,679    1,814,022
  Net income (loss)           (800,608)   2,153,077    4,114,094      436,922
  Basic earnings (loss)
    per share                    $(.20)        $.53        $1.02         $.12

2001
  Net sales                $20,335,027  $33,746,878  $39,618,762  $32,650,999
  Income (loss) from
    operations                (592,355)   3,398,416    4,492,050    1,906,057
  Net income (loss)           (155,649)   2,263,192    3,354,934    2,689,007
  Basic earnings (loss)
    per share                    $(.04)        $.56         $.83         $.66



(12) Other Comprehensive Income

    Accumulated other comprehensive income included in the balance sheet at December 31 is as follows:

                                          2001       Change	         2002
Unrealized appreciation on available
  for sale securities                  $1,075,000  $  (115,000)  $   960,000
Minimum pension liability adjustment        -       (2,259,000)   (2,259,000)
                                       $1,075,000  $(2,374,000)  $(1,299,000)

                                          2000        Change 	       2001
Unrealized appreciation on available
   for sale securities                 $  940,000   $   135,000  $ 1,075,000


(13)	Future Change in Accounting Principles

    The Financial Accounting Standards Board (FASB) recently issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," effective for guarantees issued or modified after December 31, 2002, Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective for the 2002 calendar year, and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for the 2002 calendar year which are not expected to have a material effect on the Company's financial position or results of operations. The Company has not yet assessed the impact, if any, of adopting SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for the 2003 calendar year. In April 2002 the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which is not expected to have a material effect on the Company's financial position or results of operations. In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" and in December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which are not expected to have a material effect on the Company's financial position or results of operations.

CORPORATE  INFORMATION




CORPORATE OFFICE                       DIRECTORS
449 1200 Street                        Jack R. Callahan
P.O. Box 1000                          Retired President, The Monarch
Humboldt, KS 66748                     Cement Company
Phone:  (620) 473-2222
Fax:  (620) 473-2447                   Ronald E. Callaway
                                       Retired transport truck driver
                                       Agricultural Carriers, Inc.
AUDITORS
BKD LLP                                David L. Deffner
Kansas City, Missouri                  Professor of Music, American
                                       River College

ANNUAL MEETING                         Robert M. Kissick
The annual meeting of the              Chairman, Hydraulic Power Systems, Inc.
stockholders of The Monarch
Cement Company is held the             Gayle C. McMillen
second Wednesday in April of           Music Instructor, Salina School
each year at the Company's             District
corporate offices.
                                       Richard N. Nixon
                                       Shareholder in law firm of Stinson
TRANSFER AGENT AND REGISTRAR           Morrison Hecker, LLP
The Monarch Cement Company
P.O. Box 1000                          Byron J. Radcliff
Humboldt, KS 66748-0900                Rancher

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