Form 10-K, Exhibit 13
period 2003-12-31
MONARCH CEMENT CO
filed 2004-03-15
CIK 67517

2003
                                ANNUAL REPORT























                                     THE
                                   MONARCH
                                CEMENT COMPANY

                                                        March 15, 2004



	ANNUAL REPORT TO STOCKHOLDERS

     The year 2003 was a challenging year for Monarch and its subsidiaries. Compared to recent years when we have repeatedly reported record sales, 2003 sales appear somewhat disappointing; however, taken in perspective, 2003 sales were still the third highest in company history. Reduced construction activity, coupled with additional production capacity in our market area increased competition for all of our products. As competition increased, we placed our emphasis on maintaining our regular customer base, while pricing highway and other major projects at levels that would enable us to maintain an acceptable profit margin. The result was a decrease in sales volume, which combined with increasing costs of insurance and other general overhead costs resulted in lower earnings for the year.

     We are encouraged by the improvement in the stock market and other signs of economic recovery on a national basis and by the Portland Cement Association's (PCA) prediction of a modest increase in cement consumption in 2004. Although the timing of the economic recovery in our market area is still uncertain, we are optimistic that we will participate in modest improvement in volume in our market area during 2004, allowing us to more fully utilize our production facilities.

    We are currently installing a coal firing system on our precalciner kiln. This latest capital project will enhance the expanded production capacity completed in 2001 and will continue our efforts to be a low cost producer of top quality products. We are preparing to complete the installation of a second precalciner to further increase our production capacity; however the timing of this addition is dependent on several factors, with market predictions being the primary factor. Assuming the PCA's projected demand in its five year forecast is accurate, this project will need to be completed by the end of 2006.

     As we complete this year, we thank our customers for their loyalty and express our appreciation to our stockholders for their steadfast confidence in our Company. Special recognition is also due our employees whose efforts continue to contribute to our success. Most importantly, we thank our Heavenly Father for His blessings and support which have enabled us to achieve the results displayed in this report and for His guidance in meeting the challenges ahead.

     We wish to invite you, our stockholders, to attend Monarch's annual meeting to be held at 2:00 p.m. on April 14, 2004 in the corporate office at 449 1200 Street, Humboldt, Kansas. Thank you for your support throughout the years and God Bless.


                                               WALTER H. WULF, JR.
                                       President and Chairman of the Board

                 THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                           SELECTED FINANCIAL DATA

                 FOR THE FIVE YEARS ENDED DECEMBER 31, 2003
             (Dollar amounts in thousands except per share data)

                              2003      2002      2001      2000      1999
Net sales . . . . . . . . . $122,028  $134,550  $126,352  $119,362  $111,624
Net income. . . . . . . . . $  3,820  $  5,903  $  8,151  $ 10,499  $  9,654
Net income per share. . . .     $.95     $1.47     $2.01     $2.55     $2.32
Total assets. . . . . . . . $129,832  $133,506  $126,638  $ 96,102  $ 89,824
Long-term obligations . . . $ 23,048  $ 26,540  $ 19,900  $   -     $   -
Cash dividends declared
  per share . . . . . . . .     $.80      $.80      $.80      $.78      $.74
Stockholders' investment
  per share . . . . . . . .   $20.66    $19.70    $19.63    $18.36    $16.75


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

     The Monarch Cement Company and its subsidiaries (the Company) is also in the ready-mixed concrete, concrete products and sundry building materials business. Ready-mixed concrete is manufactured by combining aggregates with portland cement, water and chemical admixtures in batch plants. It is then loaded into mixer trucks and mixed in transit to the construction site where it is placed by the contractor. Concrete products primarily include pre-formed components produced by the Company that are ready for use in the construction of commercial buildings, institutional facilities and parking garages.

     As used herein, the "Cement Business" refers to our manufacture and sale of cement and "Ready-Mixed Concrete Business" refers to our ready-mixed concrete, concrete products and sundry building materials business.


                              LINES OF BUSINESS

     The Company is engaged in two lines of business - Cement Business and Ready-Mixed Concrete Business.

     The marketing area for Monarch's products, which is limited by the relatively high cost of transporting cement, consists primarily of the State of Kansas, the State of Iowa, southeast Nebraska, western Missouri, northwest Arkansas and northern Oklahoma. Included within this area are the metropolitan markets of Des Moines, Iowa; Kansas City, Missouri; Springfield, Missouri; Wichita, Kansas; Omaha, Nebraska; Lincoln, Nebraska and Tulsa, Oklahoma. Sales of cement are made primarily to contractors, ready-mixed concrete plants, concrete products plants, building materials dealers and governmental agencies. Monarch cement is delivered either in bulk or in paper bags and is sold under the "MONARCH" brand name. The cement is distributed both by truck and rail, either common or private carrier.

     Subsidiaries of Monarch sell ready-mixed concrete, concrete products and sundry building materials in Monarch's primary market.

     The following table sets forth for the Company's last three fiscal years the percentage of total sales by the (1) Cement Business and (2) Ready-Mixed Concrete Business:

                                               Total    Sales
                                                December 31,
                                         2003       2002       2001
     Cement Business                     39.8%      39.8%      41.5%
     Ready-Mixed Concrete Business       60.2%      60.2%      58.5%
                                        100.0%     100.0%     100.0%






                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Forward-Looking Statements

     Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report and Form 10-K report filed with the Securities and Exchange Commission constitute "forward-looking information". Except for historical information, the statements made in this report are forward-looking statements that involve risks and uncertainties. You can identify these statements by forward-looking words such as "should", "expect", "anticipate", "believe", "intend", "may", "hope", "forecast" or similar words. In particular, statements with respect to variations in future demand for our products in our market area or the future activity of Kansas highway programs and other major construction projects, the timing, scope, cost and benefits of our proposed and recently completed capital improvements and expansion plans, including the resulting increase in production capacity, our forecasted cement sales, the timing and source of funds for the repayment of our line of credit, and our anticipated increase in solid fuels and electricity required to operate our facilities and equipment are all forward-looking statements. You should be aware that forward-looking statements involve known and unknown risks, uncertainties and other factors that may affect the actual results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others:

*	general economic and business conditions;
*	competition;
*	raw material and other operating costs;
*	costs of capital equipment;
*	changes in business strategy or expansion plans;
*	demand for our Company's products;
*	cyclical and seasonal nature of our business;
*	the affect of weather on our business;
*	the affect of environmental and other government regulations; and
*	the affect of federal and state funding on demand for our products.


Results of Operations

                                                    Ready-Mixed
                                          Cement     Concrete
                                         Business    Business    Consolidated
FOR THE YEAR ENDED DECEMBER 31, 2003
  Sales to unaffiliated customers      $48,571,556  $73,456,755  $122,028,311
  Income (loss) from operations          5,854,070   (1,199,738)    4,654,332

FOR THE YEAR ENDED DECEMBER 31, 2002
  Sales to unaffiliated customers      $53,514,889  $81,035,388  $134,550,277
  Income from operations                 7,746,726    2,052,659     9,799,385

FOR THE YEAR ENDED DECEMBER 31, 2001
  Sales to unaffiliated customers      $52,484,654  $73,867,012  $126,351,666
  Income (loss) from operations          9,751,230     (349,514)    9,401,716


     See Note 10 in the Notes to Consolidated Financial Statements for further discussion of each of the Company's reportable operating lines of business.

     General--Our products are used in residential, commercial and governmental construction. For several years we have experienced continued increases in the demand for our products. The combination of residential, commercial and governmental construction activities resulted in the need for increased production to meet our customers' needs. In response to those needs, we have made investments in our plant and equipment to increase production and improve efficiencies. In 2003 our sales volume was affected by a combination of a slow start for the construction industry due to cold, wet weather conditions, the effects of the economic slowdown in our markets and because we elected to pass up sales opportunities that required significant price concessions. We have not seen any changes in this trend during the first part of 2004.

     Gross profits in 2003 were affected by higher depreciation costs associated with the additional investment in plant and equipment in recent years, higher insurance costs and reduced utilization of equipment due to lower sales volumes.

     2003 Compared to 2002--Consolidated net sales for the year ended December 31, 2003 were $122,028,311, a decrease of $12,521,966 as compared to the year ended December 31, 2002. Sales in our Cement Business were lower by $4,943,333 due primarily to a reduction in volume sold attributable to the factors discussed under "General" above. Our average price per ton of cement sold remained steady in 2003 as compared to 2002. Sales in our Ready-Mixed Concrete Business were lower by $7,578,633 in 2003 compared to 2002, again primarily due to lower sales volumes as discussed under "General" above.

     Our overall gross profit rate for the year 2003 was 13.7% compared to 15.6% for the year 2002. Gross profit rate in the Cement Business decreased less than .5%. Higher fuel costs due to burning natural gas in our precalciner kiln and higher pension costs due to lower stock market prices at the end of 2002 were offset by slightly lower labor costs as a result of reduced overtime and an increase in the gain on sale of fixed assets that reduced cost of sales. Gross profit rate in the Ready-Mixed Concrete Business decreased 2.8%. This decrease in gross profit rate was primarily due to the reduced utilization of manpower and equipment due to lower sales volumes. Increases in fringe benefits, primarily related to health insurance, and depreciation expense also contributed to the reduction in gross profit rate for this line of business.

     Selling, general and administrative expenses increased 7.9% during the year 2003 compared to the year 2002. These costs are normally considered fixed costs that do not vary significantly with changes in sales volume. The increases are primarily due to: increases in pension expense as a result of lower stock market prices at the end of 2002; increased corporate insurance costs due primarily to increases in umbrella and general liability rates and the addition of directors' and officers' insurance; rising health care costs; and the addition of sales personnel in the Ready-Mixed Concrete Business.

     Interest income increased $88,642 during 2003 as compared to the year 2002 primarily due to modest increases in investments.

     Interest expense decreased $68,204 during 2003 as compared to the year 2002 due to the decrease in bank loans outstanding and a slight reduction in interest rates. The Company utilized these loans for capital improvements and temporary operating funds.

     "Other, net" increased $1,620,167 for the year 2003 as compared to the year 2002 primarily due to an increase in the amount of gain realized on the sale of other equity investments, an increase in miscellaneous sales, an increase in subsidiary losses allocated to minority interest and a 2002 write-off of obsolete equipment.

     The effective tax rates for years 2003 and 2002 were 28.9% and 32.4%, respectively. The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion and minority interest in consolidated income (loss).

     2002 Compared to 2001--Consolidated net sales for the year ended
December 31, 2002 were $134,550,277, an increase of $8,198,611 as compared to the year ended December 31, 2001. Cement Business sales were higher by $1,030,235 and Ready-Mixed Concrete Business sales were higher by $7,168,376. Increased construction activity contributed to the higher net sales in both of our businesses.

     Our overall gross profit rate for the year 2002 was 15.6% compared to 15.5% for the year 2001 with the decline in gross profit in our Cement Business being more than offset by the increase in our Ready-Mixed Concrete Business. Additional depreciation related to facility upgrades completed in 2001 was the primary factor contributing to the Cement Business lower gross profit rate in 2002 as compared to 2001. Higher sales volume in our Ready-Mixed Concrete Business during 2002 as compared to 2001 resulted in better utilization of manpower and equipment and an improvement in gross profit rate.

     Selling, general and administrative expenses increased 10.6% during the year 2002 compared to the year 2001. These costs are normally considered fixed costs that do not vary significantly with changes in sales volume. However during 2002, the Company hired additional selling and administrative personnel, primarily in the Ready-Mixed Concrete Business. Rising health care costs also contributed to the overall increase in selling, general and administrative expenses.

     Interest income decreased $286,314 during 2002 as compared to the year 2001. In 2001, the Company received interest on amended state income tax returns. A reduction in short-term investments, as the Company utilized these funds for capital improvements, also contributed to the decline in interest income.

     Interest expense, net of amount capitalized ($-0- in 2002 and $927,262 in 2001), increased $993,421 during 2002 as compared to the year 2001 primarily due to the increase in bank loans outstanding. The Company utilized these loans for capital improvements.

     "Other, net" decreased $2,030,933 for the year 2002 as compared to the year 2001 primarily due to a reduction in the amount of gain realized on the 2001 sale of other equity investments, a reduction in subsidiary losses allocated to minority interest and a 2002 write-off of obsolete equipment.

     The effective tax rates for years 2002 and 2001 were 32.4% and 30.0%, respectively. The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion and minority interest in consolidated income (loss).


Liquidity

     We are able to meet our cash needs primarily from a combination of operations and bank loans. Cash increased during the year 2003 primarily due to cash provided by the Company's cement manufacturing operations.

     Each segment of the cement manufacturing process requires significant investment in major pieces of equipment. Once installed, this equipment, if properly maintained, functions for many years. Generally we spend several million dollars each year on preventative maintenance and equipment repairs; however, capital expenditures vary considerably from year-to-year. A piece of equipment that cost $25 to $30 million may remain in service for fifty years. After a period of time, this equipment may be modified to incorporate the latest technology, increasing its efficiency and production capacity and extending it useful life. In the years Monarch invests in major equipment replacements or enhancements, current operations do not generate enough cash to pay for the improvements requiring us to use our cash on hand or bank financing. As projects are completed, we reduce the amount needed for major capital expenditures allowing us to pay off any outstanding bank loans and accumulate cash for the next major plant improvement.

     During 2003, Monarch did not embark on any major capital improvements which allowed us to reduce our bank financing and increase our cash and cash equivalents. Although we anticipate an increase in capital expenditures during 2004 (see Capital Resources below), we do not anticipate the need for additional bank financing during 2004, other than on a temporary basis.

     In December 2003, we renewed our line of credit with a bank for another year. Our current unsecured credit commitment consists of a $25,000,000 advancing term loan maturing December 31, 2005 and a $10,000,000 line of credit maturing December 31, 2004. These loans bear floating interest rates based on JP Morgan Chase prime rate less 1.25% and .75%, respectively. The loan agreement contains a financial covenant related to net worth which the Company was in compliance with at year-end. As of December 31, 2003, we had borrowed $21,741,459 on the advancing term loan and $-0- on the line of credit leaving a balance available on the line of credit of $10,000,000. The average daily interest rate we paid on the advancing term loan during 2003 and 2002 was 2.87% and 3.42%, respectively. The average daily interest rate we paid on the line of credit during 2003 and 2002 was 3.37% and 3.42%, respectively. At year-end, the applicable interest rate was 2.75% on the advancing term loan and 3.25% on the line of credit. The advancing term loan was used to help finance the expansion project at our cement manufacturing facility. The line of credit was used to cover operating expenses primarily during the first half of the year when we build inventory due to the seasonality of our business.
We anticipate that the line of credit maturing December 31, 2004 will be paid using funds from operations or replacement bank financing. Our board of directors has given management the authority to borrow an additional $15,000,000 for a maximum of $50,000,000. At this time we do not anticipate borrowing the additional $15,000,000, although an increase in financing may be required on a short-term basis.

     Contractual obligations at December 31, 2003, consisting of maturities on long-term debt, are as follows:

                                           2004          $ 3,353,778
                                           2005           18,635,304
                                           2006              200,961
                                           2007              213,146
                                           2008              226,070
                                           Thereafter        419,020
                                                         $23,048,279


Financial Condition

     Total assets as of December 31, 2003 were $129,832,431, a decrease of $3,673,833 since December 31, 2002. The decrease in receivables is due to the collection of past due accounts and decreased December sales. The increase in inventories is mainly due to an increase in cement and building products inventory caused by adverse weather conditions in late 2003. Weather conditions during November and December significantly affect the level of sales of cement and building products resulting in variations in the level of inventories from year to year. Operating and maintenance supplies inventory decreased during 2003 as a result of the non-replacement of repair parts. Management continually evaluates the lead time to obtain repair parts which are critical to its cement operations in determining which parts to keep in inventory. Other assets increased primarily as a result of an increase in the fair market value of equity investments.

     Accounts payable increased during 2003 primarily due to slow vendor invoicing resulting in payment delays after the first of the year.

     Indebtedness decreased $6,539,936 during the year 2003 due primarily to utilizing cash provided by operations to reduce the advancing term loan and pay off the line of credit.

     During 2003, we adjusted the minimum pension liability, resulting in a decrease in long-term accrued pension expense of $2,032,832 and an increase in stockholders' investment of $1,419,000. The change in minimum pension liability was primarily due to higher stock market prices at the end of 2003.

     Stockholders' investment increased 4.9% during 2003. Basic earnings were $.95 per share and dividends declared were $.80 per share for the year 2003.


Capital Resources

     The Company regularly invests $10,000,000 to $12,000,000 per year in capital expenditures to keep its equipment and facilities in good operating condition. In order to conserve cash, we limited our capital expenditures in the Cement Business during 2003 and concentrated on maximizing the efficiency of our recently installed precalciner and finish mill. Property, plant and equipment expenditures for the year 2003 totaled $6,418,334. These expenditures were for routine equipment purchases primarily in our Ready-Mixed Concrete Business.

     During the last quarter of 2003, we started work on the installation of a coal firing system to fuel our precalciner kiln. This system will allow us to burn primarily coal and petroleum coke in our precalciner in lieu of natural gas. We anticipate completion of this project by late summer of 2004. Financing for this project will come from a mixture of cash from operations and our current bank financing. After completion of this project, preliminary plans are underway to install a new clinker cooler followed by the installation of a precalciner on our second cement kiln. We will continue to evaluate market conditions, other proposed capital expenditures and the Company's cash resources as we finalize the timing of the clinker cooler and precalciner installations.

     The Company also plans to invest in other miscellaneous equipment and facility improvements in both the Cement Business and Ready-Mixed Concrete Business in 2004. It is expected that the Company's capital expenditures, including the new coal firing system, will approximate $11,000,000 during 2004 and will be funded with a mixture of cash from operations and temporary bank loans.

     Accounting Policies--The critical accounting policies with respect to the Company are those related to pension and postretirement benefits.

     Monarch has defined benefit pension plans covering substantially all permanent employees in the Cement Business. Plans covering staff (salaried) employees provide pension benefits that are based on years of service and the employee's last sixty calendar months of earnings or the highest five consecutive calendar years of earnings out of the last ten calendar years of service, whichever is greater. Plans covering production (hourly) employees provide benefits of stated amounts for each year of service. Generally, Monarch's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future.

     Monarch also provides other postretirement employee benefits including health care, accident and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans. These benefits are self-insured by Monarch and are paid out of Monarch's general assets. Monarch expects to contribute $1,000,000 to the plan in 2004.

     We account for our pension plans in accordance with Financial Accounting Standards Board (FASB) Statement No. 87, "Employers' Accounting for Pensions" (FAS 87) and our postretirement benefits in accordance with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106). FAS 87 and FAS 106 require us to make various estimates and assumptions, including discount rates used to value liabilities, expected rates of return on plan assets, salary increases, employee turnover rates, anticipated employee mortality rates and expected future healthcare costs.
The estimates we used are based on our historical experience as well as current facts and circumstances and are updated at least annually. We use third-party actuaries to assist us in properly measuring the expense and liability associated with these benefits.

     The Financial Accounting Standards Board (FASB) has issued several new accounting pronouncements that became effective in the current year ended December 31, 2003.

     In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued, and it requires the recognition of a liability at fair value by a guarantor at the inception of a guarantee. The initial recognition and measurement provisions of FIN 45 are effective on a prospective basis for all guarantees issued or modified after December 31, 2002. The Company has not issued or modified any material guarantees since December 31, 2002.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 provides guidance with respect to the consolidation of certain variable interest entities (VIEs) whereby a VIE must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved. The primary beneficiary is the one that absorbs a majority of the expected losses, residual returns, or both as a result of holding variable interests. FIN 46 also requires disclosures for both the primary beneficiary of a VIE and other parties with a significant variable interest in the entity. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies, in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. The Company has not obtained an interest in a new or existing VIE subsequent to January 31, 2003, and the adoption of FIN 46 did not have a material impact on the consolidated financial statements.

     Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations", became effective during the 2003 calendar year and did not have a material affect on the Company's financial position or results of operations.

     In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or assets in some circumstances). Many of those instruments were previously classified as equity. FASB also issued Staff Position No. 150-3, deferring the effective date for applying the provisions of Statement 150 for fiscal periods beginning after December 15, 2004. The standard is not expected to have a material affect on the Company's financial position or results of operations.

     Market Risks--Market risks relating to the Company's operations result primarily from changes in demand for our products. A significant increase in interest rates could lead to a reduction in construction activities in both the residential and commercial market. Budget shortfalls during economic slowdowns could cause money to be diverted away from highway projects, schools, detention facilities and other governmental construction projects. Reduction in construction activity lowers the demand for cement, ready-mixed concrete, concrete products and sundry building materials. As demand decreases, competition to retain sales volume could create downward pressure on sales prices. The manufacture of cement requires a significant investment in property, plant and equipment and a trained workforce to operate and maintain this equipment. These costs do not materially vary with the level of production. As a result, by operating at or near capacity, regardless of demand, companies can reduce per unit production costs. The continual need to control production costs encourages overproduction during periods of reduced demand.

     Interest rates on the Company's advancing term loan and line of credit are variable and are based on the JP Morgan Chase prime rate less 1.25% and ..75%, respectively.

     Inflation--Inflation directly affects the Company's operating costs. The manufacture of cement requires the use of a significant amount of energy. The Company burns primarily solid fuels, such as coal and petroleum coke, in its preheater kilns. We do not anticipate a significant increase above the rate of inflation in the cost of these solid fuels, or in the electricity required to operate our cement manufacturing equipment. In 2001, the Company added a precalciner to one of its kilns to increase production capacity. This precalciner burns natural gas. Increases in natural gas prices exceeding the rate of inflation create an above average increase in manufacturing costs.
The Company has commenced installation of a coal firing system for its precalciner kiln to reduce dependence on natural gas. Prices of the specialized replacement parts and equipment the Company must continually purchase tend to increase directly with the rate of inflation causing manufacturing costs to increase.


                        STOCK MARKET AND DIVIDEND DATA

     On March 1, 2004, Monarch's stock was held by approximately 700 record holders. Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market. Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Following is a schedule of the range of low and high bid quotations as reported by Yahoo! at http://finance.yahoo.com/, and dividends declared for each quarter of our two latest fiscal years:



                           2003                         2002
                     Price        Dividends       Price        Dividends
     Quarter      Low     High    Declared     Low     High    Declared_
      First     $17.000  $22.000    $ -      $18.400  $19.500    $ -
      Second    $16.950  $18.000    $.20     $19.350  $21.500    $.20
      Third     $17.600  $18.000    $.20     $18.750  $21.800    $.20
      Fourth    $17.500  $19.000    $.40*    $17.200  $18.100    $.40*

         *Reflects declaration of two $.20 dividends payable in the first quarter of 2004 and 2003.


                      Independent Accountants' Report



Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas


We have audited the accompanying consolidated balance sheets of The Monarch Cement Company as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' investment and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of The Monarch Cement Company for the year ended December 31, 2001, were audited by other accountants who have ceased operations. Their report dated February 22, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Monarch Cement Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


                                                 BKD, LLP

Kansas City, Missouri
February 13, 2004

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

ARTHUR ANDERSEN LLP


Kansas City, Missouri,
  February 22, 2002


*	The report is a copy of the previously issued report.
*	The predecessor auditor has not reissued the report.



THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS                                                 2 0 0 3       2 0 0 2
CURRENT ASSETS:
  Cash and cash equivalents                          $  5,438,018  $  3,909,215
  Receivables, less allowances of $591,000 in 2003
    and $644,000 in 2002 for doubtful accounts         13,852,596    15,915,121
  Inventories, priced at cost which is not in
    excess of market-
      Finished cement                                $  2,553,258  $  1,386,348
      Work in process                                     919,646       626,130
      Building products                                 1,559,424     1,119,723
      Fuel, gypsum, paper sacks and other               4,022,894     4,164,573
      Operating and maintenance supplies                7,063,030     8,059,488
        Total inventories                            $ 16,118,252  $ 15,356,262
  Refundable federal and state income taxes                 -           562,496
  Deferred income taxes                                   573,000       593,000
  Prepaid expenses                                        155,011        83,797
        Total current assets                         $ 36,136,877  $ 36,419,891

PROPERTY, PLANT AND EQUIPMENT, at cost, less
  accumulated depreciation and depletion of
  $105,703,279 in 2003 and $96,128,254 in 2002         77,884,890    82,331,077

DEFERRED INCOME TAXES                                   2,447,000     4,038,000

INVESTMENTS                                            11,502,902     8,535,253

OTHER ASSETS                                            1,860,762     2,182,043

                                                     $129,832,431  $133,506,264



LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts payable                                   $  6,435,292  $  5,845,901
  Bank loan payable                                         -         3,048,076
  Current portion of advancing term loan                3,353,778     3,255,476
  Accrued liabilities-
    Dividends                                           1,610,783     1,610,783
    Compensation and benefits                           2,081,496     1,909,149
    Federal and state income taxes                        333,969         -
    Miscellaneous taxes                                   740,715       634,831
    Other                                                 517,511       857,093
      Total current liabilities                      $ 15,073,544  $ 17,161,309

LONG-TERM DEBT                                         19,694,501    23,284,663

ACCRUED POSTRETIREMENT BENEFITS                         9,554,920     9,322,377

ACCRUED PENSION EXPENSE                                   385,543     2,418,375

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES          1,915,605     1,969,101

STOCKHOLDERS' INVESTMENT:
  Capital Stock, par value $2.50 per share, 1 vote per share-Authorized 10,000,000 shares, Issued


    2,389,381 shares at December 31, 2003 and
    2,344,293 shares at December 31, 2002            $  5,973,453  $  5,860,733
  Class B Capital Stock, par value $2.50 per share,
    10 votes per share-Authorized 10,000,000 shares,
    Issued 1,637,577 shares at December 31, 2003
    and 1,682,665 shares at December 31, 2002           4,093,942     4,206,662
  Retained earnings                                    71,180,923    70,582,044
  Accumulated other comprehensive income (loss)         1,960,000    (1,299,000)
    Total stockholders' investment                   $ 83,208,318  $ 79,350,439

                                                     $129,832,431  $133,506,264

See notes to consolidated financial statements

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


                                             2 0 0 3       2 0 0 2       2 0 0 1
NET SALES                                  $122,028,311  $134,550,277  $126,351,666

COST OF SALES                               105,277,681   113,542,536   106,811,884
         Gross profit from operations      $ 16,750,630  $ 21,007,741  $ 19,539,782

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                    12,096,298    11,208,356    10,138,066
         Income from operations            $  4,654,332 $   9,799,385 $   9,401,716

OTHER INCOME (EXPENSE):
  Interest income                          $    456,216  $    367,574  $    653,888
  Interest expense                             (987,100)   (1,055,304)      (61,883)
  Other, net                                  1,246,997      (373,170)    1,657,763
                                           $    716,113  $ (1,060,900)  $ 2,249,768
INCOME BEFORE PROVISION FOR INCOME TAXES   $  5,370,445  $  8,738,485  $ 11,651,484

PR0VISION FOR INCOME TAXES                    1,550,000     2,835,000     3,500,000

NET INCOME                                 $  3,820,445  $  5,903,485  $  8,151,484

Basic earnings per share                           $.95         $1.47         $2.01

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001




                                             2 0 0 3       2 0 0 2       2 0 0 1
NET INCOME                                 $  3,820,445  $  5,903,485  $  8,151,484

UNREALIZED APPRECIATION (DEPRECIATION)
  ON AVAILABLE FOR SALE SECURITIES (Net
  of deferred tax (benefit) expense of
  $1,260,000,$(75,000) and $90,000
  for 2003, 2002 and 2001, respectively)      1,840,000      (115,000)      135,000

MINIMUM PENSION LIABILITY (Net of
  deferred tax (benefit) expense of
  $940,000 and $(1,500,000) for 2003
  and 2002, respectively)                     1,419,000    (2,259,000)        -

COMPREHENSIVE INCOME                       $  7,079,445  $  3,529,485  $  8,286,484

See notes to consolidated financial statements


THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


                                                                          Accum-
                                   Class B                              lated Other    Stock-
                       Capital     Capital     Retained     Treasury    Comprehen-    holders'
                        Stock       Stock      Earnings       Stock     sive Income  Investment
Balance at 1/1/2001   $5,781,368  $4,470,872  $64,117,194  $     -      $   940,000  $75,309,434
Net income                 -           -        8,151,484        -            -        8,151,484
Dividends declared
 ($.80 per share)          -           -       (3,219,800)       -            -       (3,219,800)
Transfer of shares       161,882    (161,882)       -            -            -            -
Purchase of
 treasury stock            -           -            -       (1,333,597)       -       (1,333,597)
Retirement of
 treasury stock         (184,845)      -       (1,148,752)   1,333,597        -            -
Change in unrealized
 appreciation on
 available for sale
 securities                -           -            -            -          135,000      135,000
Balance at 12/31/2001 $5,758,405  $4,308,990  $67,900,126  $     -      $ 1,075,000  $79,042,521
Net income                 -           -        5,903,485        -            -        5,903,485
Dividends declared
 ($.80 per share)          -           -       (3,221,567)       -            -       (3,221,567)
Transfer of shares       102,328    (102,328)       -            -            -            -
Change in unrealized
 appreciation on
 available for sale
 securities                -           -            -            -         (115,000)    (115,000)
Adjustment to
 recognize minimum
 pension liability         -           -            -            -       (2,259,000)  (2,259,000)
Balance at 12/31/2002 $5,860,733  $4,206,662  $70,582,044  $     -      $(1,299,000) $79,350,439
Net income                 -           -        3,820,445        -            -        3,820,445
Dividends declared
 ($.80 per share)          -           -       (3,221,566)       -            -       (3,221,566)
Transfer of shares       112,720    (112,720)       -            -            -            -
Change in unrealized
 appreciation on
 available for sale
 securities                -           -            -            -        1,840,000    1,840,000
Adjustment to
 recognize minimum
 pension liability         -           -            -            -        1,419,000    1,419,000
Balance at 12/31/2003 $5,973,453  $4,093,942  $71,180,923  $     -      $ 1,960,000  $83,208,318

See notes to consolidated financial statements

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


                                                         2 0 0 3       2 0 0 2       2 0 0 1
OPERATING ACTIVITIES:
Net income                                             $  3,820,445  $  5,903,485  $  8,151,484
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation, depletion and amortization               11,198,625    11,259,163     9,454,167
  Minority interest in earnings (losses) of
   subsidiaries                                             (16,234)      187,056      (392,965)
  Deferred income taxes                                    (640,000)     (326,000)     (360,000)
  (Gain) loss on disposal of assets                        (445,079)      502,074      (197,548)
  Realized gain on sale of other investments               (631,068)       (5,132)   (1,085,776)
  Change in assets and liabilities:
    Receivables, net                                      2,062,525    (2,652,838)   (4,433,076)
    Inventories                                            (761,990)    2,234,075     4,475,683
    Refundable income taxes                                 562,496       (87,629)      596,154
    Prepaid expenses                                        (71,214)      (16,111)       42,639
    Other assets                                             30,569        23,675        58,187
    Accounts payable and accrued liabilities                762,009      (683,530)     (267,649)
    Accrued postretirement benefits                         332,543       351,005       338,752
    Accrued pension expense                                 326,168      (159,940)     (161,335)
  Net cash provided by operating activities            $ 16,529,795  $ 16,529,353  $ 16,218,717
INVESTING ACTIVITIES:
Acquisition of property, plant and equipment           $ (6,418,334) $(11,118,444) $(43,585,245)
Proceeds from disposals of property,
 plant and equipment                                        543,933       375,216       442,057
Payment for purchases of equity investments                (240,849)   (2,900,705)   (2,356,088)
Proceeds from disposals of equity investments             1,004,268       145,299     1,401,137
Decrease in short-term investments, net                       -           162,580     2,387,776
Net purchases of subsidiaries' stock                       (128,508)   (2,421,057)   (1,040,400)
  Net cash used for investing activities               $ (5,239,490) $(15,757,111) $(42,750,763)
FINANCING ACTIVITIES:
Proceeds from (retirement of) bank loans               $ (6,539,936) $  3,148,421  $ 24,899,655
Cash dividends paid                                      (3,221,566)   (3,221,567)   (3,249,375)
Purchase of treasury stock                                    -             -        (1,333,597)
Subsidiaries' dividends paid to minority interest             -           (14,742)      (11,057)
  Net cash provided by (used for) financing activities $ (9,761,502) $    (87,888) $ 20,305,626
Net increase (decrease) in cash and cash equivalents   $  1,528,803  $    684,354 $  (6,226,420)
Cash and Cash Equivalents, beginning of year              3,909,215     3,224,861     9,451,281
Cash and Cash Equivalents, end of year                 $  5,438,018  $  3,909,215  $  3,224,861

Additional Cash Flow Information:
Interest paid, net of amount capitalized               $    992,209  $  1,101,709  $     54,657
Income taxes paid, net of refunds                      $  1,295,660  $  3,247,546  $  3,253,490

See notes to consolidated financial statements

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


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

    (b) Principles of Consolidation--Monarch has direct control of certain operating companies that have been deemed to be subsidiaries within the meaning of accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission. Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements. All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income (loss) have been recorded as reductions or increases in other income in the accompanying statements of income. The minority interests in net income (loss) were $(16,234), $187,056 and $(392,965) during 2003, 2002 and 2001, respectively.

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

    (d) Reclassifications-Certain reclassifications have been made to the 2002 and prior financial statements to conform with current year presentation.

    (e) Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2003, 2002 and 2001, cash equivalents consisted primarily of money market investments and repurchase agreements with various banks. At December 31, 2003, the Company's cash accounts exceeded federally insured limits by approximately $395,000.

    (f) Investments--Equity securities for which the Company has no immediate plan to sell but that may be sold in the future are classified as available for sale and carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' investment. Realized gains and losses, based on the specifically identified cost of the security, are included in net income.

    (g) Receivables--Accounts receivables are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivables are ordinarily due 30 days after the issuance of the invoice. Accounts past due are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

    (h) Inventories--Inventories of finished cement and work in process are recorded at the lower of cost or market on a last-in, first-out (LIFO) basis. Total inventories reported under LIFO amounted to $3,472,904 and $3,132,201 as of December 31, 2003 and 2002, respectively. Under the average cost method of accounting (which approximates current cost), these inventories would have been $1,994,000, $2,340,000 and $1,980,000 higher than those reported at December 31, 2003, 2002 and 2001, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

    Other inventories are purchased from outside suppliers. Fuel and other materials are priced by the first-in, first-out (FIFO) method while operating and maintenance supplies are recorded using the average cost method.

    (i) Property, Plant and Equipment--Property, plant and equipment are stated at cost of acquisition or construction. The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment. During 2003 and 2002 the Company did not capitalize any interest expense. During 2001, the Company capitalized approximately $927,000 of interest expense related to current construction projects.

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

    (j) Income Taxes--Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

    (k) Revenue Recognition--The Company records revenue from the sale of cement, ready-mixed concrete, concrete products and sundry building materials when the products are delivered to customers. Concrete products are also sold through long-term construction contracts. Revenues for these contracts are recognized on the percentage-of-completion method based on the costs incurred relative to total estimated costs. Full provision is made for any anticipated losses. Billings for long-term construction contracts are rendered monthly, including the amount of retainage withheld by the customer until contract completion. Retainages are included in accounts receivable and are generally due within one year.

    (l) Earnings per Share--Basic earnings per share is based on the weighted average common shares outstanding during each year. Diluted earnings per share is based on the weighted average common and common equivalent shares outstanding each year. Monarch has no common stock equivalents and therefore, does not report diluted earnings per share. The weighted average number of shares outstanding was 4,026,958 in 2003 and 2002 and 4,049,165 in 2001.

    (m) Self Insurance--The Company has elected to self-insure certain costs related to employee health and accident benefit programs. Costs resulting from noninsured losses are charged to income when incurred.

    (n) Disclosure about Fair Value of Financial Instruments--Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Cash and cash equivalents, receivables, accounts payable, bank loans payable and long-term debt have carrying values that approximate fair values. Investment fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

(2)  INVESTMENTS

    Investments include equity securities which have been classified as available-for-sale. Realized gains are computed using the specific identification method. The equity investment results for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                             2003         2002        2001
      Fair value of investments           $11,502,902  $8,535,253  $5,964,714
      Cost of investments                   6,802,902   6,935,253   4,174,714
        Gross unrealized gains            $ 4,700,000  $1,600,000  $1,790,000
      Unrealized gain recorded in equity  $ 2,800,000  $  960,000  $1,075,000
      Deferred income taxes                 1,900,000     640,000     715,000
                                          $ 4,700,000  $1,600,000  $1,790,000

      Proceeds from sale of securities    $ 1,004,268  $  145,299  $1,401,137
      Realized gains                      $   631,068  $    5,132  $1,085,776

(3) PROPERTY, PLANT AND EQUIPMENT


    Property, plant and equipment at December 31, 2003 and 2002 consisted of:

                                    Depreciation
                                    Lives (Years)      2003          2002
     Quarry lands                                  $  1,470,386  $  1,470,386
     Mill site and buildings            12 - 50      22,590,442    21,632,713
     Machinery and equipment             5 - 25     111,995,773   110,607,203
     Transportation equipment            3 - 12      30,041,668    28,715,392
     Office furniture and fixtures       5 - 20       1,603,316     1,175,842
     Office and other buildings         10 - 30       4,821,893     4,470,866
     Construction in process                         11,064,691    10,386,929
                                                   $183,588,169  $178,459,331
     Less--Accumulated depreciation and depletion   105,703,279    96,128,254
                                                   $ 77,884,890  $ 82,331,077

(4) LINE OF CREDIT AND LONG-TERM DEBT

    In December 2003, Monarch renewed its line of credit with a bank for another year. Monarch's current unsecured credit commitment consists of a $25,000,000 advancing term loan maturing December 31, 2005 and a $10,000,000 line of credit maturing December 31, 2004. At December 31, 2003 and 2002, there was $-0- and $3,048,076, respectively, borrowed against this line. The line contains a financial covenant related to net worth which the Company was in compliance with at year-end. Interest on the line of credit varies with the JP Morgan Chase prime rate less .75% which was 3.25% and 3.50% on December 31, 2003 and 2002, and is payable quarterly.


                                         2003          2002
           Note payable, bank (a)     $21,741,459   $25,000,000
           Other                        1,306,820     1,540,139
                                      $23,048,279   $26,540,139
           Less current maturities      3,353,778     3,255,476
                                      $19,694,501   $23,284,663

           (a) Due December 31, 2005; payable $995,000 quarterly including interest; interest computed based on JP Morgan Chase prime rate less 1.25%; subject to a financial covenant related to net worth which the Company was in compliance with at year-end.

    Aggregate annual maturities of long-term debt as of December 31, 2003 are:

                                      2004          $ 3,353,778
                                      2005           18,635,304
                                      2006              200,961
                                      2007              213,146
                                      2008              226,070
                                      Thereafter        419,020
                                                    $23,048,279


(5) INCOME TAXES

    The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:

                                         2003        2002        2001
      Taxes currently payable         $2,190,000  $3,161,000  $3,860,000
      Deferred income taxes             (640,000)   (326,000)   (360,000)
        Income tax expense            $1,550,000  $2,835,000  $3,500,000


    A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is as follows:

                                         2003        2002        2001
  Computed at statutory fate (34%)    $1,826,000  $2,971,000  $3,974,000
  Increase (decrease) resulting from:
    State income taxes, net of
      federal tax benefit                 52,000     183,000     153,000
    Percentage depletion                (385,000)   (460,000)   (505,000)
    Minority interest in
      consolidated income (loss)          (6,000)     75,000    (157,000)
    Other                                 63,000      66,000      35,000
        Provision for income taxes    $1,550,000  $2,835,000  $3,500,000


    The tax effects of significant temporary differences relating to deferred taxes shown on the balance sheets were:

                                                2003             2002
     Current:
       Allowance for doubtful accounts       $   236,000      $   255,000
       Accrued vacation                          303,000          310,000
       Other                                      34,000           28,000
         Net current deferred tax assets     $   573,000      $   593,000

     Noncurrent:
       Depreciation                          $  (318,000)     $  (405,000)
       Postretirement benefits                 4,222,000        4,090,000
       Minimum pension liability                 195,000          967,000
       Unrealized holding gains               (1,900,000)        (640,000)
       Net operating loss carryforwards          127,000            -
       Other, net                                121,000           26,000
         Net long-term deferred tax assets   $ 2,447,000      $ 4,038,000

(6) POSTRETIREMENT BENEFITS

    Monarch provides certain postretirement health care, accident and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans. These benefits are self-insured by Monarch and are paid out of Monarch's general assets. Monarch expects to contribute $1,000,000 to the plan in 2004.

    Following is a reconciliation of benefit obligations and funded status as of December 31, 2003 and 2002. At December 31, 2003 and 2002, the current portion of the accrued benefit cost of $1,000,000 and $900,000, respectively, is recorded in compensation and benefits.

                                                   2003           2002
Reconciliation of benefit obligation
  Accumulated postretirement benefit
    obligation at beginning of year            $ 13,708,841   $ 13,054,462
  Service cost                                      179,380        166,935
  Interest cost                                     922,514        916,747
  Actuarial loss                                    804,415        467,046
  Benefits and expenses paid                       (956,180)      (896,483)
    Accumulated postretirement benefit
      obligation at end of year                $ 14,658,970   $ 13,708,707

Funded status                                  $(14,658,970)  $(13,708,707)
Unrecognized actuarial loss                       4,104,050      3,486,330
Accrued benefit cost                           $(10,554,920)  $(10,222,377)

    The assumed annual rate of increase in the per capita cost of covered health care benefits was 7% for 2003, 6% for 2002 and 7% for 2001. This trend rate is assumed to decrease in future years, 1% per year to an ultimate annual rate of 4%. Following are the components of net periodic benefit cost:

                                            2003         2002         2001
Components of net periodic benefit cost
  Service cost                           $  179,380   $  166,935   $  156,561
  Interest cost                             922,514      916,747      942,509
  Unrecognized net loss                     186,695      163,806      137,776
    Net periodic benefit cost            $1,288,589   $1,247,488   $1,236,846

Weighted-average assumptions
  as of December 31
  Discount rate                               6.25%        6.75%        7.00%

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                              1% Increase   1% Decrease
Effect on net periodic benefit cost           $  140,541    $  (116,438)
Effect on postretirement benefit obligation    1,652,926     (1,398,636)

    On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Action Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide benefits at least actuarially equivalent to Medicare Part D.

    In accordance with FASB Staff Position 106-1, the Company has not reflected the effects of the Act on the measurements of plan benefit obligations and periodic benefit costs and accompanying notes. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, may require the Company to change previously reported information.

(7) PENSION PLANS

    Monarch has defined benefit pension plans covering substantially all permanent employees in the Cement Business. Plans covering staff (salaried) employees provide pension benefits that are based on years of service and the employee's last sixty calendar months of earnings or the highest five consecutive calendar years of earnings out of the last ten calendar years of service, whichever is greater. Plans covering production (hourly) employees provide benefits of stated amounts for each year of service. Generally, Monarch's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future. Due to the 2003 investment returns, Monarch does not expect to contribute to the plan in 2004.

    Following is a reconciliation of benefit obligations, plan assets and funded status as of December 31, 2003 and 2002. At December 31, 2003 and 2002, the current portion of the pension liability of $100,000 and $-0-, respectively, is recorded in compensation and benefits.

                                                        2003         2002
   Reconciliation of projected benefit obligation
     Projected benefit obligation at
      beginning of year                              $24,773,516  $23,465,121
     Service cost                                        405,229      375,199
     Interest cost                                     1,642,857    1,637,380
     Actuarial loss                                    1,313,976      824,363
     Plan amendment                                       40,769      163,921
     Benefits paid and expenses                       (1,644,685)  (1,692,468)
       Projected benefit obligation at end of year   $26,531,662  $24,773,516
   Reconciliation of fair value of plan assets
     Fair value of plan assets at beginning of year  $21,028,407  $24,918,291
     Actual return on plan assets                      4,209,877   (2,197,416)
     Employer contribution                               321,106        -
     Benefits paid and expenses                       (1,644,685)  (1,692,468)
       Fair value of plan assets at end of year      $23,914,705  $21,028,407
   Funded status                                     $(2,616,957) $(3,745,109)
   Unrecognized net actuarial loss                     2,815,151    4,566,718
   Unrecognized prior service cost                       716,263      518,668
       Prepaid benefit cost                          $   914,457  $ 1,340,277
   Adjustment required to recognize
     minimum liability                                (1,400,000)  (3,758,652)
       Pension liability                             $  (485,543) $(2,418,375)

    The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31 are as follows:

                                                     2003    2002    2001
    Discount rate                                    6.25%   6.75%   7.00%
    Expected return on plan assets                   8.00%   9.00%   9.00%
    Rate of compensation increase (Staff plan only)  4.50%   4.50%   4.50%


    The following table presents the components of net periodic pension cost as of December 31, 2003, 2002 and 2001:

                                            2003        2002         2001
Service cost                            $   405,229  $   375,199  $   315,833
Interest cost                             1,642,857    1,637,380    1,621,900
Expected return on plan assets           (1,508,629)  (2,229,994)  (2,155,386)
Amortization of transitional obligation       -            -           14,342
Amortization of prior service cost           73,440       57,475       47,412
Recognized net actuarial gain               134,029        -           (5,436)
  Net periodic pension (income) expense $   746,926  $  (159,940) $  (161,335)

Other amounts recognized in the
     balance sheets:
  Accumulated other comprehensive
     income                             $  (840,000) $(2,259,000)


    The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets as well as current facts and circumstances.

    Plan assets are held by a trustee bank. A fund manager has been retained to make all investment decisions within guidelines specified by Monarch. The guidelines permit investment in both equities and fixed income securities including common stocks, corporate bonds and debentures and U.S. Government securities. Asset allocation is primarily based on a strategy to provide stable earnings while still permitting the plan to recognize potentially higher returns through investment in equity securities. The target asset allocation percentages for 2003 and 2002 are as follows:

                       Equities                     60%
                       Fixed Income                 40%

    The Plan allows a 5% fluctuation before assets are re-balanced. At December 31, 2003 and 2002, plan assets by category were as follows:

                                            2003   2002
                       Equities              64%    60%
                       Fixed Income          36%    40%


    The Company has defined contribution plans covering substantially all permanent employees of the Ready-Mixed Concrete Business. These plans allow the Company, at its discretion, to match the employee's contributions. For the 2003, 2002 and 2001 plan years, the Company matched 25% of the first 6% of the employee's compensation up to a maximum match of $2,500. The Company contributed $73,778, $83,985 and $75,570 to these plans for the years 2003, 2002 and 2001, respectively. The company expects to contribute $80,000 to these plans in 2004.

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

(10) LINES OF BUSINESS

    The Company groups its operations into two lines of business - Cement Business and Ready-Mixed Concrete Business. The Company's business lines are separate business units that offer different products. The accounting policies for each line are the same as those described in the summary of significant accounting policies.

     Following is information for each line for the years ended December 31, 2003, 2002 and 2001:


                                            Ready-Mixed Adjustments
FOR THE YEAR ENDED                Cement     Concrete       and
  DECEMBER 31, 2003              Business    Business   Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $48,571,556 $73,456,755 $      -      $122,028,311
  Intersegment sales             11,007,009       -      (11,007,009)        -
    Total net sales             $59,578,565 $73,456,755 $(11,007,009) $122,028,311
  Income (loss) from operations $ 5,854,070 $(1,199,738)              $  4,654,332
  Other expense, net                                                       716,113
    Income before income taxes                                        $  5,370,445
  Identifiable assets at
    December 31, 2003           $70,212,426 $37,798,323               $108,010,749
  Corporate assets                                                      21,821,682
    Total assets at
      December 31, 2003                                               $129,832,431

FOR THE YEAR ENDED
  DECEMBER 31, 2002
  Sales to unaffiliated
    customers                   $53,514,889 $81,035,388 $      -      $134,550,277
  Intersegment sales             10,817,807      85,364  (10,903,171)        -
    Total net sales             $64,332,696 $81,120,752 $(10,903,171) $134,550,277
  Income from operations        $ 7,746,726 $ 2,052,659               $  9,799,385
  Other expense, net                                                    (1,060,900)
    Income before income taxes                                        $  8,738,485
  Identifiable assets at
    December 31, 2002           $76,368,540 $37,316,224               $113,684,764
  Corporate assets                                                      19,821,500
    Total assets at
      December 31, 2002                                               $133,506,264

FOR THE YEAR ENDED
  DECEMBER 31, 2001
  Sales to unaffiliated
    customers                   $52,484,654 $73,867,012 $      -      $126,351,666
  Intersegment sales              9,701,435      66,201   (9,767,636)        -
    Total net sales             $62,186,089 $73,933,213 $ (9,767,636) $126,351,666
  Income (loss) from operations $ 9,751,230 $  (349,514)              $  9,401,716
  Other income, net                                                      2,249,768
    Income before income taxes                                        $ 11,651,484
  Identifiable assets at
    December 31, 2001           $79,454,009 $32,905,909               $112,359,918
  Corporate assets                                                      14,277,745
    Total assets at
      December 31, 2001                                               $126,637,663




    Total sales by line of business before adjustments and eliminations includes both sales to unaffiliated customers (as reported in the Company's consolidated statements of income, comprehensive income and stockholders' investment) and intersegment sales. Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

    Income from operations is total net sales less operating expenses. In computing income from operations, none of the following items have been added or deducted: general corporate income and expenses; interest expense; and income taxes. Depreciation and depletion for the Cement Business and Ready-Mixed Concrete Business, respectively, was: $5,293,678 and $5,626,390 in 2003, $5,964,841 and $5,243,343 in 2002 and $4,325,197 and $5,128,970 in
2001. Capital expenditures for the Cement Business and Ready-Mixed Concrete Business, respectively, were: $1,594,784 and $4,823,550 in 2003, $3,860,573 and $7,257,871 in 2002 and $39,174,379 and $4,410,866 in 2001.  Identifiable
assets by line of business are those assets that are used in the Company's operations in each industry.

    During 2003, 2002 and 2001, there were no sales to any one customer in excess of 10% of consolidated net sales.

(11) QUARTERLY FINANCIAL INFORMATION (Unaudited)



                              First       Second        Third       Fourth
                             Quarter      Quarter      Quarter      Quarter
2003
  Net sales                $18,969,452  $29,593,928  $40,762,569  $32,702,362
  Income (loss) from
    operations              (1,857,128)   2,153,196    3,894,079      464,185
  Net income (loss)         (1,263,558)   1,737,764    2,592,588      753,651
  Basic earnings (loss)
    per share                    $(.31)        $.43         $.64         $.19

2002
  Net sales                $22,871,653  $35,409,167  $41,728,112  $34,541,345
  Income (loss) from
    operations                (901,191)   3,331,222    6,145,373    1,223,981
  Net income (loss)           (800,608)   2,153,077    4,114,094      436,922
  Basic earnings (loss)
    per share                    $(.20)        $.53        $1.02         $.12

(12) OTHER COMPREHENSIVE INCOME

    Accumulated other comprehensive income included in the balance sheet at December 31 is as follows:

                                          2002        Change	        2003
Unrealized appreciation on available
  for sale securities                  $   960,000  $ 1,840,000  $ 2,800,000
Minimum pension liability adjustment    (2,259,000)   1,419,000     (840,000)
                                       $(1,299,000) $ 3,259,000  $ 1,960,000

                                          2001        Change	        2002
Unrealized appreciation on available
  for sale securities                  $ 1,075,000  $  (115,000) $   960,000
Minimum pension liability adjustment         -       (2,259,000)  (2,259,000)
                                       $ 1,075,000  $(2,374,000) $(1,299,000)

(13) FUTURE CHANGE IN ACCOUNTING PRINCIPLES



    The Financial Accounting Standards Board (FASB) has issued several new accounting pronouncements that became effective in the current year ended December 31, 2003.

    In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued, and it requires the recognition of a liability at fair value by a guarantor at the inception of a guarantee. The initial recognition and measurement provisions of FIN 45 are effective on a prospective basis for all guarantees issued or modified after December 31, 2002. The Company has not issued or modified any material guarantees since December 31, 2002.

    In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 provides guidance with respect to the consolidation of certain variable interest entities (VIEs) whereby a VIE must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved. The primary beneficiary is the one that absorbs a majority of the expected losses, residual returns, or both as a result of holding variable interests. FIN 46 also requires disclosures for both the primary beneficiary of a VIE and other parties with a significant variable interest in the entity. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies, in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. The Company has not obtained an interest in a new or existing VIE subsequent to January 31, 2003, and the adoption of FIN 46 did not have a material impact on the consolidated financial statements.

    Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations", became effective during the 2003 calendar year and did not have a material affect on the Company's financial position or results of operations.

    In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or assets in some circumstances). Many of those instruments were previously classified as equity. FASB also issued Staff Position No. 150-3, deferring the effective date for applying the provisions of Statement 150 for fiscal periods beginning after December 15, 2004. The standard is not expected to have a material affect on the Company's financial position or results of operations.

CORPORATE  INFORMATION




CORPORATE OFFICE                       DIRECTORS
449 1200 Street                        Jack R. Callahan
P.O. Box 1000                          Retired President, The Monarch
Humboldt, KS 66748                     Cement Company
Phone:  (620) 473-2222
Fax:  (620) 473-2447                   Ronald E. Callaway
                                       Retired transport truck driver,
                                       Agricultural Carriers, Inc.
AUDITORS
BKD, LLP                               David L. Deffner
Kansas City, Missouri                  Musician, Davis Community Church

                                       Robert M. Kissick
ANNUAL MEETING                         Chairman, Hydraulic Power Systems, Inc.
The annual meeting of the
stockholders of The Monarch            Gayle C. McMillen
Cement Company is held the             Music Instructor, Salina School
second Wednesday in April of           District
each year at the Company's
corporate offices.                     Richard N. Nixon
                                       Partner in law firm of Stinson
                                       Morrison Hecker, LLP
TRANSFER AGENT AND REGISTRAR
The Monarch Cement Company             Byron J. Radcliff
P.O. Box 1000                          Rancher
Humboldt, KS 66748-0900
                                       Byron K. Radcliff
                                       Owner/Manager, Radcliff Ranch
STOCK TRADING INFORMATION
Trading Symbol: MCEM                   Michael R. Wachter
Over-the-Counter Market                Civil Engineer and Director of
                                       Operations, Concrete Technology Corp.

INVESTOR RELATIONS                     Walter H. Wulf, Jr.
Inquiries may be directed to           President and Chairman of the Board
Debra P. Roe, Chief Financial
Officer and Assistant Secretary-       Walter H. Wulf, III
Treasurer, at the corporate            Area Service Manager,
address shown above.                   General Motors Corporation

                                       Officers
FORM 10-K                              Walter H. Wulf, Jr.
The Company's Annual Report on         President and Chairman of the Board
Form 10-K, as filed with the
Securities and Exchange Commission,   *Byron K. Radcliff
is available without charge upon       Vice Chairman of the Board,
written request to Debra P. Roe at     Secretary and Treasurer
the above corporate office address.
                                      *Robert M. Kissick
The Company's financial                Vice President
information is also available
from the SEC at their EDGAR            Rick E. Rush
internet address                       Vice President
(http://www.sec.gov).
                                       Debra P. Roe
                                       Chief Financial Officer and
                                       Assistant Secretary-Treasurer

                                       Lisa J. Fontaine
                                       Assistant Secretary

                                       Roy L. Owens
                                       Vice-President-Operations

                                      *Not actively involved in the daily
                                        affairs of the Company.