Form 10-K, Exhibit 13
period 2004-12-31
MONARCH CEMENT CO
filed 2005-03-14
CIK 67517

2004
                                ANNUAL REPORT























                                     THE
                                   MONARCH
                                CEMENT COMPANY

                                                        March 14, 2005



                          ANNUAL REPORT TO STOCKHOLDERS

     As we reflect back on the year 2004, we see the beginnings of the economic recovery in our market area. Additional construction activity led to moderate increases in sales volume of both cement and ready-mixed concrete and a modest increase in cement prices during 2004 as compared to 2003. Although net sales increased 18.9%, this is not an indication of a major economic recovery or major increases in our primary business lines, but rather the result of construction activities we had not undertaken in the past to the scale attempted in 2004. Unfortunately, these construction activities led to a significant decline in income from operations. Management personnel responsible for these projects have left the Company and we are analyzing these projects and evaluating the reasons for the losses. We do not have similar projects on the books for 2005, and we are reviewing our interest and the level at which we desire to participate in design/build construction projects.

     Although our earnings for 2004 were somewhat disappointing, we are encouraged by the continued improvement in the stock market and other signs of economic recovery. Continued projections of increased demand for cement and ready-mixed concrete prompt us to proceed with plans to expand our cement manufacturing facilities and to invest in other capital expenditures to more efficiently meet these demands. In 2004, we completed the installation of a coal firing system and began to benefit from the lower fuel costs associated with burning coal/petroleum coke in lieu of natural gas. For 2005, we are adding a new clinker cooler in preparation of expanding our clinker production capability. Further capital improvements are anticipated for 2006 to increase cement production capacity.

     As we complete this year, we are thankful for our many loyal customers that continue to have confidence in the quality of our products and our ability to service their needs. We recognize our employees for their contributions toward the success of our Company. We express our appreciation to our stockholders for their steadfast confidence in our Company. Most importantly, we thank our Heavenly Father for His blessings and support which have enabled us to achieve the results displayed in this report and for His guidance in meeting the challenges ahead.

     We wish to invite you, our stockholders, to attend Monarch's annual meeting to be held at 2:00 p.m. on April 13, 2005 in the corporate office at 449 1200 Street, Humboldt, Kansas. Thank you for your support throughout the years and God Bless.


                                               WALTER H. WULF, JR.
                                       President and Chairman of the Board

                 THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

                           SELECTED FINANCIAL DATA

                 FOR THE FIVE YEARS ENDED DECEMBER 31, 2004
             (Dollar amounts in thousands except per share data)

                              2004      2003      2002      2001      2000
Net sales . . . . . . . . . $145,077  $122,028  $134,550  $126,352  $119,362
Net income. . . . . . . . . $  2,569  $  3,820  $  5,903  $  8,151  $ 10,499
Net income per share. . . .     $.64      $.95     $1.47     $2.01     $2.55
Total assets. . . . . . . . $135,200  $129,832  $133,506  $126,638  $ 96,102
Long-term obligations . . . $ 26,141  $ 23,048  $ 26,540  $ 19,900  $   -
Cash dividends declared
  per share . . . . . . . .     $.80      $.80      $.80      $.80      $.78
Stockholders' investment
  per share . . . . . . . .   $20.86    $20.66    $19.70    $19.63    $18.36



                         DESCRIPTION OF THE BUSINESS

     The Monarch Cement Company (Monarch) was organized as a corporation under the laws of the State of Kansas in 1913. Since its inception, Monarch has been engaged in the manufacture and sale of portland cement.

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

     Subsidiaries of Monarch (which together with Monarch are referred to herewith as the "Company") are engaged in the ready-mixed concrete, concrete products and sundry building materials business. Ready-mixed concrete is manufactured by combining aggregates with portland cement, water and chemical admixtures in batch plants. It is then loaded into mixer trucks and mixed in transit to the construction site where it is delivered to the contractor. Concrete products primarily include pre-formed components produced by the Company that are ready for use in the construction of commercial buildings, institutional facilities and parking garages.

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

     The following table sets forth for the Company's last three fiscal years the percentage of total sales by the (1) Cement Business and (2) Ready-Mixed Concrete Business:


                                               Total    Sales
                                                December 31,
                                         2004       2003       2002
     Cement Business                     35.3%      39.8%      39.8%
     Ready-Mixed Concrete Business       64.7%      60.2%      60.2%
                                        100.0%     100.0%     100.0%



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



Results of Operations

                                                    Ready-Mixed
                                          Cement     Concrete
                                         Business    Business    Consolidated
FOR THE YEAR ENDED DECEMBER 31, 2004
  Sales to unaffiliated customers      $51,408,457  $93,668,097  $145,076,554
  Income (loss) from operations          6,790,090   (4,871,807)    1,918,283

FOR THE YEAR ENDED DECEMBER 31, 2003
  Sales to unaffiliated customers      $48,571,556  $73,456,755  $122,028,311
  Income (loss) from operations          5,854,070   (1,199,738)    4,654,332

FOR THE YEAR ENDED DECEMBER 31, 2002
  Sales to unaffiliated customers      $53,514,889  $81,035,388  $134,550,277
  Income from operations                 7,746,726    2,052,659     9,799,385


     See Note 10 in the Notes to Consolidated Financial Statements for further discussion of each of the Company's reportable operating lines of business.

     General--Our products are used in residential, commercial and governmental construction. In 2004 we experienced the return of increased demand for our products. The combination of residential, commercial and governmental construction activities resulted in the need for increased production to meet our customers' needs. In response to those needs, we have made, and continue to make, investments in our plant and equipment to increase production and improve efficiencies. We are confident that we will benefit from these investments as the economy continues to improve.

     During 2004, we were encouraged with the level of construction activity in our market area. Although intermittent rains hampered construction projects and reduced efficiencies in our ready-mixed concrete operations, sales of both cement and ready-mixed concrete increased moderately compared to 2003 levels. However, the increase in sales and the increase in operating losses in 2004 for our Ready-Mixed Concrete Business is primarily the result of our activities in the construction of five parking garage structures that were substantially completed by the end of 2004. Prior to 2004, we did not engage in such activities to any great extent. Costs incurred in connection with these five projects exceeded those that were estimated when the contracts were entered into. Management personnel involved in these projects are no longer with the Company, and we are undertaking a review of these projects and the reasons for the cost overruns. Going forward, we expect activity in designing/building of construction projects to be reduced or eliminated.

     In 2003 our sales volume was affected by a combination of a slow start for the construction industry due to cold, wet weather conditions, the effect of the economic slowdown in our markets and because we elected to pass up sales opportunities that required significant price concessions. Gross profits in 2003 were affected by higher depreciation costs associated with the additional investment in plant and equipment in recent years, higher insurance costs and reduced utilization of equipment due to lower sales volumes.


     2004 Compared to 2003--Consolidated net sales for the year ended December 31, 2004 were $145,076,554, an increase of $23,048,243 as compared to the year ended December 31, 2003. Sales in our Cement Business were higher by $2,836,901 due to a combination of a moderate increase in both sales volume and price attributable to the factors discussed under "General" above. Sales in our Ready-Mixed Concrete Business were higher by $20,211,342 in 2004 as compared to 2003, again primarily due to higher sales volumes primarily in construction contracts as discussed under "General" above.

     Our overall gross profit rate for the year 2004 was 9.7% compared to 13.7% for the year 2003. Gross profit rate in the Cement Business increased less than .5%. In late 2004, we began to benefit from our new coal firing system reducing our dependence on natural gas and reducing our fuel costs. We also benefited from a reduction in pension expense due to higher stock market prices at the end of 2003; however, these reductions were offset by slightly higher labor and health insurance costs. Gross profit rate in the Ready-Mixed Concrete Business decreased 5.4%. This decrease in gross profit rate was primarily due to the costs associated with the construction contracts as discussed under "General" above. Increases in raw material costs and fuel also contributed to the decrease in gross profit for this line of business.

     Selling, general and administrative expenses increased .6% during the year 2004 compared to the year 2003. These costs are normally considered fixed costs that do not vary significantly with changes in sales volume.

     Interest income decreased $76,767 during 2004 as compared to the year 2003 primarily due to modest decreases in investments.

     Interest expense decreased $60,737 during 2004 as compared to the year 2003 primarily due to the capitalization of interest in 2004.

     "Other, net" increased $1,300,837 for the year 2004 as compared to the year 2003 primarily due to an increase in the amount of gain realized on the sale of other equity investments and an increase in subsidiary losses allocated to minority interest.

     The effective tax rates for years 2004 and 2003 were 34.4% and 28.9%, respectively. The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion and minority interest in consolidated income (loss).


     2003 Compared to 2002--Consolidated net sales for the year ended December 31, 2003 were $122,028,311, a decrease of $12,521,966 as compared to the year ended December 31, 2002. Sales in our Cement Business were lower by $4,943,333 due primarily to a reduction in volume sold attributable to the factors discussed under "General" above. Our average price per ton of cement sold remained steady in 2003 as compared to 2002. Sales in our Ready-Mixed Concrete Business were lower by $7,578,633 in 2003 as compared to 2002, again primarily due to lower sales volumes as discussed under "General" above.

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


Liquidity

     We are able to meet our cash needs primarily from a combination of operations and bank loans. Cash decreased during the year 2004 primarily due to utilization of cash to fund capital expenditures.

     Each segment of the cement manufacturing process requires significant investment in major pieces of equipment. Once installed, this equipment, if properly maintained, functions for many years. Generally we spend several million dollars each year on preventive maintenance and equipment repairs; however, capital expenditures vary considerably from year-to-year. A piece of equipment that cost $25 to $30 million may remain in service for fifty years. After a period of time, this equipment may be modified to incorporate the latest technology, increasing its efficiency and production capacity and extending it useful life. In the years Monarch invests in major equipment replacements or enhancements, current operations do not generate enough cash to pay for the improvements requiring us to use our cash on hand or bank financing. As projects are completed, we reduce the amount needed for major capital expenditures allowing us to pay off any outstanding bank loans and accumulate cash for the next major plant improvement.

     During 2004, Monarch installed a new coal firing system which required additional bank financing and contributed to the reduction in cash and cash equivalents. Although we anticipate an increase in capital expenditures during 2005 (see Capital Resources below), we do not anticipate the need for additional bank financing during 2005, other than on a temporary basis.

     In December 2004, we renewed and modified our line of credit and term loan with our current lender. Our current unsecured credit commitment consists of a $25,000,000 advancing term loan maturing December 31, 2009 and a $10,000,000 line of credit maturing December 31, 2005. These loans bear floating interest rates based on JP Morgan Chase prime rate less .75% and 1.00%, respectively. The loan agreement contains a financial covenant related to net worth which the Company was in compliance with at year-end. As of December 31, 2004, we had borrowed $25,000,000 on the advancing term loan and $981,667 on the line of credit leaving a balance available on the line of credit of $9,018,333. The average daily interest rate we paid on the advancing term loan during 2004 and 2003 was 3.09% and 2.87%, respectively. The average daily interest rate we paid on the line of credit during 2004 and 2003 was 3.00% and 3.37%, respectively. At year-end, the applicable interest rate was 4.50% on the advancing term loan and 4.25% on the line of credit. The advancing term loan was used to help finance the expansion project at our cement manufacturing facility. The line of credit was used to cover operating expenses primarily during the first half of the year when we build inventory due to the seasonality of our business. We anticipate that the line of credit maturing December 31, 2005 will be paid using funds from operations or replacement bank financing. Our board of directors has given management the authority to borrow an additional $15,000,000 for a maximum of $50,000,000.

     Contractual obligations at December 31, 2004, consisting of maturities on long-term debt, are as follows:

                                           2005          $ 2,021,503
                                           2006            2,312,642
                                           2007            2,422,784
                                           2008            2,535,795
                                           2009           16,571,292
                                           Thereafter        276,602
                                                         $26,140,618


Financial Condition

     Total assets as of December 31, 2004 were $135,200,166, an increase of $5,367,735 since December 31, 2003. The increase in inventories is mainly due to an increase in cement, work in process and building products inventory caused by adverse weather conditions in late 2004. Weather conditions during November and December significantly affect the level of sales of cement and building products resulting in variations in the level of inventories from year to year. Operating and maintenance supplies inventory increased during 2004 as a result of the addition of repair parts related to the new coal firing system. Management continually evaluates the lead time to obtain repair parts which are critical to its cement operations in determining which parts to keep in inventory. Property, plant and equipment increased as a result of the purchase of new equipment. Investments increased primarily as a result of an increase in the fair market value of equity investments.

     Accounts payable decreased during 2004 primarily due to a reduction in construction projects in process near the end of the year resulting in fewer outstanding payables.

     Indebtedness increased $4,074,006 during the year 2004 due primarily to funding the increase in inventories and capital expenditures.

     During 2004, we adjusted the minimum pension liability, resulting in an increase in long-term accrued pension expense of $852,484 and a decrease in stockholders' investment of $240,000. The change in minimum pension liability was primarily due to a lower return on plan assets during 2004 as compared to 2003.

     Stockholders' investment increased 1.0% during 2004 primarily as a result of unrealized appreciation on available for sale securities. Basic earnings were $.64 per share and dividends declared were $.80 per share for the year 2004.



Capital Resources

     The Company regularly invests $10,000,000 to $12,000,000 per year on capital expenditures to keep its equipment and facilities in good operating condition. Capital expenditures during 2004 included installation of a coal firing system to fuel our precalciner kiln. This system allows us to burn primarily coal and petroleum coke in our precalciner in lieu of natural gas. We also invested in routine equipment purchases in the Ready-Mixed Concrete Business during 2004. Property, plant and equipment expenditures for the year 2004 totaled $12,720,642.

     The Company has scheduled the installation of a new clinker cooler in early 2005 and an addition to its corporate offices. Preliminary plans for 2006 include the conversion of our remaining preheater kiln to a precalciner kiln and changes to our quarrying and grinding operation to supply the raw materials required by the increased kiln capacity. If we elect to proceed with these and other related projects, additional bank financing may be required.

     The Company also plans to invest in other miscellaneous equipment and facility improvements in both the Cement Business and Ready-Mixed Concrete Business in 2005. It is expected that the Company's capital expenditures, including the new coal firing system, will approximate $14,000,000 during 2005 and will be funded with a mixture of cash from operations and temporary bank loans.


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

     Monarch also provides other postretirement employee benefits including health care, accident and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans. These benefits are self-insured by Monarch and are paid out of Monarch's general assets. Monarch expects 2005 cash expenditures for this plan to be approximately $1,000,000.

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

     The Financial Accounting Standards Board (FASB) has issued the following new accounting pronouncements.

     In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment. The Statement generally provides that the cost of Share-Based Payments be recognized over the service period based on the fair value of the option or other instruments at the date of grant. The grant date fair value should be estimated using an option-pricing model adjusted for the unique characteristics of the options or other instruments granted. The Company must use the Black-Scholes option pricing model for outstanding options. With respect to future grants, the Company may elect to use the Black-Scholes option pricing model or may elect to determine the grant date fair value using an alternative method. This Statement will be effective for the Company beginning July 1, 2005. The Company does not expect this pronouncement to have an affect on its financial statements.

     In November 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter
4. This Statement clarifies that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs should be classified as a current-period charge. The Statement also requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not yet determined the impact that this new pronouncement will have on the Company's consolidated financial statements.

     In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. Statement No. 29 generally provides that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged subject to certain exceptions to the general rule. The Statement amends Opinion No. 29 to eliminate the exception for exchanges involving similar productive assets with a general exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges in periods beginning after June 15, 2005. The Company has not yet determined the impact that this new pronouncement will have on the Company's consolidated financial statements.


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

     Interest rates on the Company's advancing term loan and line of credit are variable and are based on the JP Morgan Chase prime rate less .75% and 1.00%, respectively.


     Inflation--Inflation directly affects the Company's operating costs. The manufacture of cement requires the use of a significant amount of energy. The Company burns primarily solid fuels, such as coal and petroleum coke, and to a lesser extent natural gas, in its kilns. While we do not anticipate a significant increase above the rate of inflation in the cost of these solid fuels, natural gas, or in the electricity required to operate our cement manufacturing equipment, an increase in such manufacturing components could adversely affect us. Prices of the specialized replacement parts and equipment the Company must continually purchase tend to increase directly with the rate of inflation causing manufacturing costs to increase.



                        STOCK MARKET AND DIVIDEND DATA

     On March 1, 2005, Monarch's stock was held by approximately 700 record holders. Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market. Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Following is a schedule of the range of low and high bid quotations as reported by Yahoo! at http://finance.yahoo.com/, and dividends declared for each quarter of our two latest fiscal years:



                           2004                         2003
                     Price        Dividends       Price        Dividends
     Quarter      Low     High    Declared     Low     High    Declared_
      First     $18.300  $20.850    $ -      $17.000  $22.000    $ -
      Second    $20.000  $22.100    $.20     $16.950  $18.000    $.20
      Third     $20.200  $22.500    $.20     $17.600  $18.000    $.20
      Fourth    $20.500  $22.560    $.40*    $17.500  $19.000    $.40*

       *Reflects declaration of two $.20 dividends payable in the first quarter of 2005 and 2004.



          Report of Independent Registered Public Accounting Firm



Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas


We have audited the accompanying consolidated balance sheets of The Monarch Cement Company as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.


                                                 BKD, LLP

Kansas City, Missouri
February 11, 2005



THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS                                                 2 0 0 4       2 0 0 3
CURRENT ASSETS:
  Cash and cash equivalents                          $  4,999,253  $  5,438,018
  Receivables, less allowances of $727,000 in 2004
    and $591,000 in 2003 for doubtful accounts         13,523,816    13,852,596
  Inventories, priced at cost which is not in
    excess of market-
      Finished cement                                $  2,679,506  $  2,553,258
      Work in process                                   1,456,854       919,646
      Building products                                 3,391,901     2,956,124
      Fuel, gypsum, paper sacks and other               2,919,528     2,626,194
      Operating and maintenance supplies                7,500,453     7,063,030
        Total inventories                            $ 17,948,242  $ 16,118,252
  Refundable federal and state income taxes               812,807         -
  Deferred income taxes                                   686,000       573,000
  Prepaid expenses                                        170,236       155,011

        Total current assets                         $ 38,140,354  $ 36,136,877

PROPERTY, PLANT AND EQUIPMENT, at cost, less
  accumulated depreciation and depletion of
  $113,663,839 in 2004 and $105,703,279 in 2003        79,948,242    77,884,890

DEFERRED INCOME TAXES                                   1,965,000     2,447,000

INVESTMENTS                                            13,620,501    11,502,902

OTHER ASSETS                                            1,526,069     1,860,762

                                                     $135,200,166  $129,832,431



LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts payable                                   $  5,686,857  $  6,435,292
  Line of credit payable                                  981,667         -
  Current portion of advancing term loan                2,021,503     3,353,778
  Accrued liabilities-
    Dividends                                           1,610,783     1,610,783
    Compensation and benefits                           2,250,022     2,081,496
    Federal and state income taxes                          -           333,969
    Miscellaneous taxes                                   863,591       740,715
    Other                                                 935,041       517,511
      Total current liabilities                      $ 14,349,464  $ 15,073,544

LONG-TERM DEBT                                         24,119,115    19,694,501

ACCRUED POSTRETIREMENT BENEFITS                        10,128,039     9,554,920

ACCRUED PENSION EXPENSE                                 1,238,027       385,543

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES          1,349,566     1,915,605

STOCKHOLDERS' INVESTMENT:
  Capital Stock, par value $2.50 per share, 1 vote per share-Authorized 10,000,000 shares, Issued


    2,406,197 shares at December 31, 2004 and
    2,389,381 shares at December 31, 2003            $  6,015,493  $  5,973,453
  Class B Capital Stock, par value $2.50 per share,
    10 votes per share-Authorized 10,000,000 shares,
    Issued 1,620,761 shares at December 31, 2004
    and 1,637,577 shares at December 31, 2003           4,051,902     4,093,942
  Retained earnings                                    70,528,560    71,180,923
  Accumulated other comprehensive income                3,420,000     1,960,000
    Total stockholders' investment                   $ 84,015,955  $ 83,208,318

                                                     $135,200,166  $129,832,431

See notes to consolidated financial statements

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


                                             2 0 0 4       2 0 0 3       2 0 0 2
NET SALES                                  $145,076,554  $122,028,311  $134,550,277

COST OF SALES                               130,989,824   105,277,681   113,542,536
         Gross profit from operations      $ 14,086,730  $ 16,750,630  $ 21,007,741

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                    12,168,447    12,096,298    11,208,356
         Income from operations            $  1,918,283 $   4,654,332 $   9,799,385

OTHER INCOME (EXPENSE):
  Interest income                          $    379,449  $    456,216  $    367,574
  Interest expense                             (926,363)     (987,100)   (1,055,304)
  Other, net                                  2,547,834     1,246,997      (373,170)
                                           $  2,000,920  $    716,113   $(1,060,900)
INCOME BEFORE PROVISION FOR INCOME TAXES   $  3,919,203  $  5,370,445  $  8,738,485

PR0VISION FOR INCOME TAXES                    1,350,000     1,550,000     2,835,000

NET INCOME                                 $  2,569,203  $  3,820,445  $  5,903,485

Basic earnings per share                           $.64          $.95         $1.47

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002




                                             2 0 0 4       2 0 0 3       2 0 0 2
NET INCOME                                 $  2,569,203  $  3,820,445  $  5,903,485

UNREALIZED APPRECIATION (DEPRECIATION)
  ON AVAILABLE FOR SALE SECURITIES (Net
  of deferred tax (benefit) expense of
  $1,615,000, $1,510,000 and $(73,000)
  for 2004, 2003 and 2002, respectively)      2,470,400     2,221,068      (111,868)

LESS:  RECLASSIFICATION ADJUSTMENT FOR
  REALIZED GAINS (LOSSES) INCLUDED IN NET
  INCOME (Net of deferred tax (benefit)
  expense of $515,000, $250,000 and $2,000
  for 2004, 2003 and 2002, respectively)       (770,400)     (381,068)       (3,132)

MINIMUM PENSION LIABILITY (Net of
  deferred tax (benefit) expense of
  $(160,000), $940,000 and $(1,500,000)
  for 2004, 2003 and 2002, respectively)       (240,000)    1,419,000    (2,259,000)

COMPREHENSIVE INCOME                       $  4,029,203  $  7,079,445  $  3,529,485

See notes to consolidated financial statements


THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


                                                                        Accumu-
                                            Class B                   lated Other     Stock-
                               Capital      Capital      Retained     Comprehen-     holders'
                                Stock        Stock       Earnings     sive Income   Investment
Balance at 1/1/2002           $5,758,405   $4,308,990   $67,900,126   $ 1,075,000   $79,042,521
Net income                         -            -         5,903,485         -         5,903,485
Dividends declared
 ($.80 per share)                  -            -        (3,221,567)        -        (3,221,567)
Transfer of shares               102,328     (102,328)        -             -             -
Change in unrealized
 appreciation on available
 for sale securities               -            -             -          (115,000)     (115,000)
Adjustment to recognize
 minimum pension liability         -            -             -        (2,259,000)   (2,259,000)
Balance at 12/31/2002         $5,860,733   $4,206,662   $70,582,044   $(1,299,000)  $79,350,439
Net income                         -            -         3,820,445         -         3,820,445
Dividends declared
 ($.80 per share)                  -            -        (3,221,566)        -        (3,221,566)
Transfer of shares               112,720     (112,720)        -             -             -
Change in unrealized
 appreciation on available
 for sale securities               -            -             -         1,840,000     1,840,000
Adjustment to recognize
 minimum pension liability         -            -             -         1,419,000     1,419,000
Balance at 12/31/2003         $5,973,453   $4,093,942   $71,180,923   $ 1,960,000   $83,208,318
Net income                         -            -         2,569,203         -         2,569,203
Dividends declared
 ($.80 per share)                  -            -        (3,221,566)        -        (3,221,566)
Transfer of shares                42,040      (42,040)        -             -             -
Change in unrealized
 appreciation on
 for sale securities               -            -             -         1,700,000     1,700,000
Adjustment to recognize
 Minimum pension liability         -            -             -          (240,000)     (240,000)
Balance at 12/31/2004         $6,015,493   $4,051,902   $70,528,560   $ 3,420,000   $84,015,955

See notes to consolidated financial statements

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


                                                         2 0 0 4       2 0 0 3       2 0 0 2
OPERATING ACTIVITIES:
Net income                                             $  2,569,203  $  3,820,445  $  5,903,485
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation, depletion and amortization               10,750,447    11,198,625    11,259,163
  Minority interest in earnings (losses) of
   subsidiaries                                            (527,225)      (16,234)      187,056
  Deferred income taxes                                    (644,000)     (640,000)     (326,000)
  (Gain) loss on disposal of assets                        (264,944)     (445,079)      502,074
  Realized gain on sale of other investments             (1,285,400)     (631,068)       (5,132)
  Change in assets and liabilities:
    Receivables, net                                        328,780     2,062,525    (2,652,838)
    Inventories                                          (1,829,990)     (761,990)    2,234,075
    Refundable income taxes                                (812,807)      562,496       (87,629)
    Prepaid expenses                                        (15,225)      (71,214)      (16,111)
    Other assets                                             36,398        30,569        23,675
    Accounts payable and accrued liabilities               (623,472)      762,009      (683,530)
    Accrued postretirement benefits                         823,119       332,543       351,005
    Accrued pension expense                                 452,484       326,168      (159,940)
  Net cash provided by operating activities            $  8,957,368  $ 16,529,795  $ 16,529,353

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment           $(12,720,642) $ (6,418,334) $(11,118,444)
Proceeds from disposals of property,
 plant and equipment                                        654,378       543,933       375,216
Payment for purchases of equity investments                (589,872)     (240,849)   (2,900,705)
Proceeds from disposals of equity investments             2,557,673     1,004,268       145,299
Decrease in short-term investments, net                       -             -           162,580
Net purchases of subsidiaries' stock                       (118,999)     (128,508)   (2,421,057)
  Net cash used for investing activities               $(10,217,462) $ (5,239,490) $(15,757,111)

FINANCING ACTIVITIES:
Proceeds from (retirement of) bank loans               $  4,074,006  $ (6,539,936) $  3,148,421
Cash dividends paid                                      (3,221,566)   (3,221,566)   (3,221,567)
Subsidiaries' dividends paid to minority interest           (31,111)        -           (14,742)
  Net cash provided by (used for) financing activities $    821,329  $ (9,761,502) $    (87,888)
Net increase (decrease) in cash and cash equivalents   $   (438,765) $  1,528,803 $     684,354
Cash and Cash Equivalents, beginning of year              5,438,018     3,909,215     3,224,861
Cash and Cash Equivalents, end of year                 $  4,999,253  $  5,438,018  $  3,909,215

Additional Cash Flow Information:
Interest paid, net of amount capitalized               $    930,675  $    992,209  $  1,101,709
Income taxes paid, net of refunds                      $  3,141,181  $  1,295,660  $  3,247,546

See notes to consolidated financial statements

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002


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

    (b) Principles of Consolidation--Monarch has direct control of certain operating companies that have been deemed to be subsidiaries within the meaning of accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission. Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements. All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income (loss) have been recorded as reductions or increases in other income in the accompanying statements of income. The minority interests in net income (loss) were $(527,225), $(16,234) and $187,056 during 2004, 2003 and 2002, respectively.

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

    (d) Reclassifications-Certain reclassifications have been made to the 2003 and prior financial statements to conform to the current year presentation.

    (e) Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2004 and 2003, cash equivalents consisted primarily of money market investments and repurchase agreements with various banks. At December 31, 2004, the Company's cash accounts exceeded federally insured limits by approximately $2,550,000.

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

    (h) Inventories--Inventories of finished cement and work in process are recorded at the lower of cost or market on a last-in, first-out (LIFO) basis. Total inventories reported under LIFO amounted to $4,136,360 and $3,472,904 as of December 31, 2004 and 2003, respectively. Under the average cost method of accounting (which approximates current cost), these inventories would have been $2,000,000, $1,994,000 and $2,340,000 higher than those reported at December 31, 2004, 2003 and 2002, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

    Other inventories are purchased from outside suppliers. Fuel and other materials are priced by the first-in, first-out (FIFO) method while operating and maintenance supplies are recorded using the average cost method.

    (i) Property, Plant and Equipment--Property, plant and equipment are stated at cost of acquisition or construction. The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment. During 2004, the Company capitalized approximately $48,000 of interest expense related to current construction projects. During 2004 and 2003 the Company did not capitalize any interest expense.

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

    (k) Revenue Recognition--The Company records revenue from the sale of cement, ready-mixed concrete, concrete products and sundry building materials when the products are delivered to customers. Concrete products are also sold through long-term construction contracts. Revenues for these contracts are recognized on the percentage-of-completion method based on the costs incurred relative to total estimated costs. Full provision is made for any anticipated losses. Billings for long-term construction contracts are rendered monthly, including the amount of retainage withheld by the customer until contract completion. Retainages are included in receivable and are generally due within one year.

    (l) Earnings per Share--Basic earnings per share is based on the weighted average common shares outstanding during each year. Diluted earnings per share is based on the weighted average common and common equivalent shares outstanding each year. Monarch has no common stock equivalents and therefore, does not report diluted earnings per share. The weighted average number of shares outstanding was 4,026,958 in 2004, 2003 and 2002.

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

(2)  INVESTMENTS

    Investments include equity securities which have been classified as available-for-sale. Realized gains are computed using the specific identification method. The equity investment results for the years ended December 31, 2004, 2003 and 2002 are as follows:

                                             2004         2003         2002
      Fair value of investments           $13,620,501  $11,502,902  $8,535,253
      Cost of investments                   6,120,501    6,802,902   6,935,253
        Gross unrealized gains            $ 7,500,000   $4,700,000  $1,600,000
      Unrealized gain recorded in equity  $ 4,500,000   $2,800,000  $  960,000
      Deferred income taxes                 3,000,000    1,900,000     640,000
                                          $ 7,500,000   $4,700,000  $1,600,000

      Proceeds from sale of securities    $ 2,557,673   $1,004,268  $  145,299
      Realized gains                      $ 1,285,400   $  631,068  $    5,132

(3) PROPERTY, PLANT AND EQUIPMENT


    Property, plant and equipment at December 31, 2004 and 2003 consisted of:

                                    Depreciation
                                    Lives (Years)      2003          2003
     Quarry lands                                  $  1,470,386  $  1,470,386
     Mill site and buildings            12 - 50      23,097,131    22,590,442
     Machinery and equipment             5 - 25     118,615,572   111,995,773
     Transportation equipment            3 - 12      31,945,457    30,041,668
     Office furniture and fixtures       5 - 20       1,698,817     1,603,316
     Office and other buildings         10 - 30       5,055,887     4,821,893
     Construction in process                         11,728,831    11,064,691
                                                   $193,612,081  $183,588,169
     Less--Accumulated depreciation and depletion   113,663,839   105,703,279
                                                   $ 79,948,242  $ 77,884,890

(4) LINE OF CREDIT AND LONG-TERM DEBT

    In December 2004, Monarch renewed and modified its line of credit and term loan with a bank. Monarch's current unsecured credit commitment consists of a $25,000,000 advancing term loan maturing December 31, 2009 and a $10,000,000 line of credit maturing December 31, 2005. At December 31, 2004 and 2003, there was $981,667 and $-0-, respectively, borrowed against this line. The line contains a financial covenant related to net worth which the Company was in compliance with at year-end. Interest on the line of credit varies with the JP Morgan Chase prime rate less 1.00% for 2005 (.75% for 2004 and 2003). The applicable interest rate was 4.25% and 3.25% on December 31, 2004 and 2003, respectively, and is payable quarterly.

                                         2004          2003
           Note payable, bank (a)     $25,000,000   $21,741,459
           Other                        1,140,618     1,306,820
                                      $26,140,618   $23,048,279
           Less current maturities      2,021,503     3,353,778
                                      $24,119,115   $19,694,501

           (a) Due December 31, 2009; payable $782,000 quarterly including interest; interest computed based on JP Morgan Chase prime rate less .75% (1.25% for 2004 and prior) subject to a financial covenant related to net worth which the Company was in compliance with at year-end.

    Aggregate annual maturities of long-term debt as of December 31, 2004 are:

                                      2005          $ 2,021,503
                                      2006            2,312,642
                                      2007            2,422,784
                                      2008            2,535,795
                                      2009           16,571,292
                                      Thereafter        276,602
                                                    $26,140,618


(5) INCOME TAXES

    The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:

                                         2004        2003        2002
      Taxes currently payable         $1,994,000  $2,190,000  $3,161,000
      Deferred income taxes             (644,000)   (640,000)   (326,000)
        Income tax expense            $1,350,000  $1,550,000  $2,835,000


    A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is as follows:

                                         2004        2003        2002
  Computed at statutory rate (34%)    $1,333,000  $1,826,000  $2,971,000
  Increase (decrease) resulting from:
    State income taxes, net of
      federal tax benefit                (47,000)     52,000     183,000
    Percentage depletion                (523,000)   (385,000)   (460,000)
    Valuation allowance                  661,000        -           -
    Minority interest in
      consolidated income (loss)        (138,000)     (6,000)     75,000
    Other                                 64,000      63,000      66,000
        Provision for income taxes    $1,350,000  $1,550,000  $2,835,000


    The tax effects of significant temporary differences relating to deferred taxes shown on the balance sheets were:

                                                2004             2003
     Current:
       Allowance for doubtful accounts       $   291,000      $   236,000
       Accrued vacation                          351,000          303,000
       Other                                      44,000           34,000
         Net current deferred tax assets     $   686,000      $   573,000

     Noncurrent:
       Depreciation                          $  (308,000)     $  (318,000)
       Postretirement benefits                 4,551,000        4,222,000
       Minimum pension liability                 495,000          195,000
       Unrealized holding gains               (3,000,000)      (1,900,000)
       Net operating loss carryforwards          320,000          127,000
       Other, net                                (93,000)         121,000
         Net long-term deferred tax assets   $ 1,965,000      $ 2,447,000

(6) POSTRETIREMENT BENEFITS

    Monarch provides certain postretirement health care, accident and life insurance benefits to all retired employees in the Cement Business who, as of their retirement date, meet the eligibility requirements. These benefits are self-insured by Monarch and are paid out of Monarch's general assets. Monarch expects 2005 cash expenditures for this plan to be approximately $1,000,000.

    Monarch uses a December 31 measurement date for the plans. At December 31, 2004 and 2003, the current portion of the accrued benefit cost of approximately $1,000,000 in each year is recorded in compensation and benefits. Information about the plans' funded status and pension cost follows:

                                                   2004           2003
Change in benefit obligation
 Beginning of year                             $ 14,658,970   $ 13,708,841
  Service cost                                      426,079        179,380
  Interest cost                                   1,168,538        922,514
  Actuarial loss                                  2,986,526        804,415
  Benefits and expenses paid                     (1,199,632)      (956,180)
    End of year                                $ 18,040,481   $ 14,658,970

Funded status                                  $(18,040,481)  $(14,658,970)
Unrecognized net actuarial loss                   6,662,442      4,104,050
Accrued benefit cost                           $(11,378,039)  $(10,554,920)

    The assumed annual rate of increase in the per capita cost of covered health care benefits was 10% for 2004, 7% for 2003 and 6% for 2002. This trend rate is assumed to decrease in future years, 1% per year to an ultimate annual rate of 5%. Following are the components of net periodic benefit cost:

                                            2004         2003         2002
Components of net periodic benefit cost
  Service cost                           $  426,079   $  179,380   $  166,935
  Interest cost                           1,168,538      922,514      916,747
  Unrecognized net loss                     428,134      186,695      163,806
    Net periodic benefit cost            $2,022,751   $1,288,589   $1,247,488

Weighted-average assumptions
  as of December 31
  Discount rate                               6.00%        6.25%        6.75%

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                              1% Increase   1% Decrease
Effect on interest and service cost           $  257,510    $  (211,337)
Effect on postretirement benefit obligation    2,347,034     (1,934,805)

    On December 8, 2003, the Medicare Prescription Drug Improvement Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy of sponsors of retiree health care benefit plans that provide benefits at least actuarially equivalent to Medicare Part D. The Company has been unable to conclude whether the benefits provided by the plan are actuarially equivalent to Medicare Part D under the Act. Accordingly, the net periodic post-retirement benefit costs above do not reflect any amount associated with the subsidy.

    The following benefit payments (net of employee contributions) are expected to be paid as of December 31, 2004:

                                2005        $  936,590
                                2006           980,124
                                2007         1,035,184
                                2008         1,067 481
                                2009         1,096,591
                                2010-2014    5,922,564

(7) PENSION PLANS

    Monarch has noncontributory defined benefit pension plans covering substantially all employees in the Cement Business who meet the eligibility requirements. Generally, Monarch's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Due to the 2004 investment returns, Monarch does not expect to contribute to the plans in 2005.

    Monarch uses a December 31 measurement date for the plans. At December 31, 2004 and 2003, the current portion of the pension liability of $-0- and $100,000, respectively, is recorded in compensation and benefits. Information about the plans' funded status and pension cost follows:

                                                        2004         2003
   Change in benefit obligation
    Beginning of year                                $26,531,662  $24,773,516
     Service cost                                        459,956      405,229
     Interest cost                                     1,633,103    1,642,857
     Actuarial loss                                      782,516    1,313,976
     Plan amendment                                         -          40,769
     Benefits paid and expenses                       (1,677,331)  (1,644,685)
       End of year                                   $27,729,906  $26,531,662
   Change in fair value of plan assets
    Beginning of year                                $23,914,705  $21,028,407
     Actual return on plan assets                      2,131,518    4,209,877
     Employer contribution                                  -         321,106
     Benefits paid and expenses                       (1,677,331)  (1,644,685)
       End of year                                   $24,368,892  $23,914,705
   Funded status                                     $(3,361,014) $(2,616,957)
   Unrecognized net actuarial loss                     3,300,349    2,815,151
   Unrecognized prior service cost                       622,638      716,263
       Prepaid benefit cost                          $   561,973  $   914,457
   Adjustment required to recognize
     minimum liability                                (2,423,123)  (1,400,000)
       Pension liability                             $(1,861,150) $  (485,543)

   Other amounts recognized in the balance sheets:
     Accumulated other comprehensive income          $(1,080,000) $  (840,000)

    The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31 are as follows:

                                                     2004    2003    2002
    Discount rate                                    6.00%   6.25%   6.75%
    Expected return on plan assets                   8.00%   8.00%   9.00%
    Rate of compensation increase (Staff plan only)  4.50%   4.50%   4.50%

    The following table presents the components of net periodic pension cost as of December 31, 2004, 2003 and 2002:

                                            2004        2003         2002
Service cost                            $   459,956  $   405,229  $   375,199
Interest cost                             1,633,103    1,642,857    1,637,380
Expected return on plan assets           (1,840,183)  (1,508,629)  (2,229,994)
Amortization of transitional obligation       -            -             -
Amortization of prior service cost           75,123       73,440       57,475
Recognized net actuarial gain                24,485      134,029         -
  Net periodic pension (income) expense $   352,484  $   746,926  $  (159,940)

    The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets as well as current facts and circumstances.

    Plan assets are held by a trustee bank. A fund manager has been retained to make all investment decisions within guidelines specified by Monarch. The guidelines permit investment in both equities and fixed income securities including common stocks, corporate bonds and debentures and U.S. Government securities. Asset allocation is primarily based on a strategy to provide stable earnings while still permitting the plan to recognize potentially higher returns through investment in equity securities. The target asset allocation percentages for 2004 and 2003 are as follows:

                       Equities                     60%
                       Fixed Income                 40%

    The Plan allows a 5% fluctuation before assets are re-balanced. At December 31, 2004 and 2003, plan assets by category were as follows:

                                            2004   2003
                       Equities              61%    64%
                       Debt Securities       22%    26%
                       Other                 17%    10%

The following benefit payments are expected to be paid as of December 31, 2004:


                       2005                 $ 1,824,549
                       2006                   1,831,156
                       2007                   1,835 084
                       2008                   1,918,076
                       2009                   1,899,725
                       2010-2014              9,857,877



    The Company has defined contribution plans covering substantially all permanent employees of the Ready-Mixed Concrete Business. These plans allow the Company, at its discretion, to match the employee's contributions. For the 2004, 2003 and 2002 plan years, the Company matched 25% of the first 6% of the employee's compensation up to a maximum match of $2,500. The Company contributed $76,429, $73,778 and $83,985 to these plans for the years 2004, 2003 and 2002, respectively. The Company expects to contribute $80,000 to these plans in 2005.

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

     Following is information for each line for the years ended December 31, 2004, 2003 and 2002:


                                            Ready-Mixed Adjustments
FOR THE YEAR ENDED                Cement     Concrete       and
  DECEMBER 31, 2004              Business    Business   Eliminations  Consolidated
  Sales to unaffiliated
    customers                   $51,408,457 $93,668,097 $      -      $145,076,554
  Intersegment sales             11,048,074        -     (11,048,074)        -
    Total net sales             $62,456,531 $93,668,097 $(11,048,074) $145,076,554
  Income (loss) from operations $ 6,790,090 $(4,871,807)              $  1,918,283
  Other income, net                                                      2,000,920
    Income before income taxes                                        $  3,919,203
  Identifiable assets at
    December 31, 2004           $76,018,017 $35,572,519               $111,590,536
  Corporate assets                                                      23,609,630
    Total assets at
      December 31, 2004                                               $135,200,166

FOR THE YEAR ENDED
  DECEMBER 31, 2003
  Sales to unaffiliated
    customers                   $48,571,556 $73,456,755 $      -      $122,028,311
  Intersegment sales             11,007,009       -      (11,007,009)        -
    Total net sales             $59,578,565 $73,456,755 $(11,007,009) $122,028,311
  Income (loss) from operations $ 5,854,070 $(1,199,738)              $  4,654,332
  Other income, net                                                        716,113
    Income before income taxes                                        $  5,370,445
  Identifiable assets at
    December 31, 2003           $70,212,426 $37,798,323               $108,010,749
  Corporate assets                                                      21,821,682
    Total assets at
      December 31, 2003                                               $129,832,431

FOR THE YEAR ENDED
  DECEMBER 31, 2002
  Sales to unaffiliated
    customers                   $53,514,889 $81,035,388 $      -      $134,550,277
  Intersegment sales             10,817,807      85,364  (10,903,171)        -
    Total net sales             $64,332,696 $81,120,752 $(10,903,171) $134,550,277
  Income from operations        $ 7,746,726 $ 2,052,659               $  9,799,385
  Other expense, net                                                    (1,060,900)
    Income before income taxes                                        $  8,738,485
  Identifiable assets at
    December 31, 2002           $76,368,540 $37,316,224               $113,684,764
  Corporate assets                                                      19,821,500
    Total assets at
      December 31, 2002                                               $133,506,264




    Total sales by line of business before adjustments and eliminations includes both sales to unaffiliated customers (as reported in the Company's consolidated statements of income, comprehensive income and stockholders' investment) and intersegment sales. Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

    Income from operations is total net sales less operating expenses. In computing income from operations, none of the following items have been added or deducted: general corporate income and expenses; interest expense; and income taxes. Depreciation and depletion for the Cement Business and Ready-Mixed Concrete Business, respectively, was: $5,044,610 and $5,419,696 in 2004, $5,293,678 and $5,626,390 in 2003 and $5,964,841 and $5,243,343 in
2002. Capital expenditures for the Cement Business and Ready-Mixed Concrete Business, respectively, were: $7,723,336 and $4,997,306 in 2004,$1,594,784 and $4,823,550 in 2003 and $3,860,573 and $7,257,871 in 2002.  Identifiable
assets by line of business are those assets that are used in the Company's operations in each industry.

    During 2004, 2003 and 2002, there were no sales to any one customer in excess of 10% of consolidated net sales.

(11) QUARTERLY FINANCIAL INFORMATION (Unaudited)


                              First       Second        Third       Fourth
                             Quarter      Quarter      Quarter      Quarter
2004
  Net sales                $27,649,297  $40,730,540  $44,365,950  $32,330,767
  Income (loss) from
    operations                 215,376    1,674,988    3,235,482   (3,207,563)
  Net income (loss)            268,307    1,160,623    2,265,149   (1,124,876)
  Basic earnings (loss)
    per share                     $.07         $.29         $.56        $(.28)

2003
  Net sales                $18,969,452  $29,593,928  $40,762,569  $32,702,362
  Income (loss) from
    operations              (1,857,128)   2,153,196    3,894,079      464,185
  Net income (loss)         (1,263,558)   1,737,764    2,592,588      753,651
  Basic earnings (loss)
    per share                    $(.31)        $.43         $.64         $.19

    The loss from operations during the fourth quarter of 2004 is the direct result of the construction activities in the Ready-Mixed Concrete Business. These projects were substantially completed by the end of 2004 allowing us to more accurately project the costs to complete.

(12) OTHER COMPREHENSIVE INCOME

    Accumulated other comprehensive income included in the balance sheet at December 31 is as follows:

                                          2003        Change	        2004
Unrealized appreciation on available
  for sale securities                  $ 2,800,000  $ 1,700,000  $ 4,500,000
Minimum pension liability adjustment      (840,000)    (240,000)  (1,080,000)
                                       $ 1,960,000  $ 1,460,000  $ 3,420,000

                                          2002        Change	        2003
Unrealized appreciation on available
  for sale securities                  $   960,000  $ 1,840,000  $ 2,800,000
Minimum pension liability adjustment    (2,259,000)   1,419,000     (840,000)
                                       $(1,299,000) $ 3,259,000  $ 1,960,000

(13) FUTURE CHANGE IN ACCOUNTING PRINCIPLES



    The Financial Accounting Standards Board (FASB) has issued the following new accounting pronouncements.

    In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment. The Statement generally provides that the cost of Share-Based Payments be recognized over the service period based on the fair value of the option or other instruments at the date of grant. The grant date fair value should be estimated using an option-pricing model adjusted for the unique characteristics of the options or other instruments granted. The Company must use the Black-Scholes option pricing model for outstanding options. With respect to future grants, the Company may elect to use the Black-Scholes option pricing model or may elect to determine the grant date fair value using an alternative method. This Statement will be effective for the Company beginning July 1, 2005. The Company does not expect this pronouncement to have an affect on its financial statements.

    In November 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter
4. This Statement clarifies that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs should be classified as a current-period charge. The Statement also requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not yet determined the impact that this new pronouncement will have on the Company's consolidated financial statements.

    In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. Statement No. 29 generally provides that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged subject to certain exceptions to the general rule. The Statement amends Opinion No. 29 to eliminate the exception for exchanges involving similar productive assets with a general exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges in periods beginning after June 15, 2005. The Company has not yet determined the impact that this new pronouncement will have on the Company's consolidated financial statements.

CORPORATE  INFORMATION




CORPORATE OFFICE                          DIRECTORS
449 1200 Street                           Jack R. Callahan
P.O. Box 1000                             Retired President, The Monarch
Humboldt, KS 66748                        Cement Company
Phone:  (620) 473-2222
Fax:  (620) 473-2447                      Ronald E. Callaway
                                          Retired transport truck driver,
                                          Agricultural Carriers, Inc.
AUDITORS
BKD, LLP                                  David L. Deffner
Kansas City, Missouri                     Director of Music,
                                          Davis Community Church

ANNUAL MEETING                            Robert M. Kissick, Chairman,
The annual meeting of the                 Hydraulic Power Systems, Inc.
stockholders of The Monarch
Cement Company is held the                Gayle C. McMillen
second Wednesday in April of              Music Instructor, Salina School
each year at the Company's                District
corporate offices.
                                          Richard N. Nixon
                                          Partner in law firm of Stinson
TRANSFER AGENT AND REGISTRAR              Morrison Hecker LLP
The Monarch Cement Company
P.O. Box 1000                             Byron J. Radcliff
Humboldt, KS 66748-0900                   Rancher

shareholder.relations@monarchcement.com   Byron K. Radcliff
                                          Owner/Manager, Radcliff Ranch

STOCK TRADING INFORMATION                 Michael R. Wachter, Civil Engineer
Trading Symbol: MCEM                      and Director of Operations,
Over-the-Counter Market                   Concrete Technology Corp.

                                          Walter H. Wulf, Jr.
INVESTOR RELATIONS                        President and Chairman of the Board
Inquiries may be directed to
Debra P. Roe, Chief Financial             Walter H. Wulf, III
Officer and Assistant Secretary-          Area Sales Manager,
Treasurer, at the corporate               General Motors Corporation
address shown above.

                                          Officers
FORM 10-K                                 Walter H. Wulf, Jr.
The Company's Annual Report on            President and Chairman of the Board
Form 10-K, as filed with the
Securities and Exchange Commission,      *Byron K. Radcliff
is available without charge upon          Vice Chairman of the Board,
written request to Debra P. Roe at        Secretary and Treasurer
the above corporate office address.
                                         *Robert M. Kissick
The Company's financial                   Vice President
information is also available
from the SEC at their EDGAR               Rick E. Rush
internet address,                         Vice President
(http://www.sec.gov).
                                          Debra P. Roe
                                          Chief Financial Officer and
                                          Assistant Secretary-Treasurer

                                          Lisa J. Fontaine
                                          Assistant Secretary

                                          Roy L. Owens
                                          Vice President-Operations

                                         *Not actively involved in the daily
                                           affairs of the Company.