Form 10-K, Exhibit 13
period 2005-12-31
MONARCH CEMENT CO
filed 2006-03-13
CIK 67517

EXHIBIT 13

2005
Annual Report

THE
MONARCH
CEMENT COMPANY

                                                                                                                                March 13, 2006

ANNUAL REPORT TO STOCKHOLDERS

        The economic recovery which started in our market area during the final quarter of 2004 accelerated during 2005.  Demand for both cement and ready-mixed concrete increased during 2005 enabling us to raise sales prices across all product lines and to increase our utilization of the capital investment we have in property, plant and equipment.  The additional production capacity and more efficient equipment added in recent years in anticipation of this strong demand for all of our products made it possible for our production facilities to economically meet the higher sales requirements.  The combination of increased prices, volume, and improved efficiencies were the primary reasons for an $11.9 million increase in 2005 income from operations.

        Although reconstruction in the hurricane-damaged Gulf region is not expected to affect us directly, the increased need for cement along the Coast diverts cement which might otherwise be shipped into our market area.  The recently passed $286 billion six year Federal highway bill, combined with the Kansas highway program, will also create demand for cement.  Higher oil prices, while negatively affecting our transportation costs, have a positive impact on concrete-versus-asphalt cost comparisons for highway construction.  These factors all affect the overall demand for cement and ready-mixed concrete in our market area and create opportunity for further price and volume increases.  Installation of the Company's second precalciner in the first quarter of 2006 is projected to increase our cement production capacity by approximately 25% although we will not realize the full increase in production until 2007.  This additional production capacity is instrumental in meeting the projected increase in demand for our products.

        As we complete this year, we are thankful for our many loyal customers who continue to have confidence in the quality of our products and our ability to service their needs.  We recognize our employees for their contributions toward the success of our Company.  We express our appreciation to our stockholders for their steadfast confidence in our Company.  Most importantly, we thank our Heavenly Father for His blessings and support which have enabled us to achieve the results displayed in this report and for His guidance in meeting the challenges ahead.

        We wish to invite you, our stockholders, to attend Monarch's annual meeting to be held at 2:00 p.m. on April 12, 2006 in the corporate office at 449 1200 Street, Humboldt, Kansas.  Thank you for your support throughout the years and God Bless.

                                                                                                            WALTER H. WULF, JR.
                                                                                                        President and Chairman of the Board

The Monarch Cement Company and Subsidiaries
Selected Financial Data
For the Five Years Ended December 31, 2005 (Dollar amounts in thousands except per share data)
	2005	2004	2003	2002	2001
Net sales......................................	$ 141,320	$ 145,077	$ 122,028	$ 134,550	$ 126,352
Net income .................................	$ 9,658	$ 2,569	$ 3,820	$ 5,903	$ 8,151
Net income per share...................	$2.40	$.64	$.95	$1.47	$2.01
Total assets..................................	$ 144,055	$ 135,200	$ 129,832	$ 133,506	$ 126,638
Long-term obligations...................	$ 24,087	$ 26,141	$ 23,048	$ 26,540	$ 19,900
Cash dividends declared per share	$.80	$.80	$.80	$.80	$.80
Stockholders' investment per share	$22.27	$20.86	$20.66	$19.70	$19.63

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

1.

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

The following table sets forth for the Company's last three fiscal years the percentage of total sales by the (1) Cement Business and (2) Ready-Mixed Concrete Business:

	Total Sales
	December 31,
	2005	2004	2003
Cement Business	45.5%	35.3%	39.8%
Ready-Mixed Concrete Business	54.5%	64.7%	60.2%
	100.0%	100.0%	100.0%

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

2.

-  general economic and business conditions;
-  competition;
-  raw material and other operating costs;
-  costs of capital equipment;
-  changes in business strategy or expansion plans;
-  demand for our Company's products;
-  cyclical and seasonal nature of our business;
-  the affect of weather on our business;
-  the affect of environmental and other government regulations; and
-  the affect of federal and state funding on demand for our products.

RESULTS OF OPERATIONS		Ready-Mixed
	Cement Business	Concrete Business	Consolidated
For the Year Ended December 31, 2005 Sales to unaffiliated customers Income (loss) from operations	$ 64,299,277 15,920,874	$ 77,020,651 (2,133,263)	$ 141,319,928 13,787,611

For the Year Ended December 31, 2004 Sales to unaffiliated customers Income (loss) from operations	$ 51,408,457 6,790,090	$ 93,668,097 (4,871,807)	$ 145,076,554 1,918,283

For the Year Ended December 31, 2003 Sales to unaffiliated customers Income (loss) from operations	$ 48,571,556 5,854,070	$ 73,456,755 (1,199,738)	$ 122,028,311 4,654,332

See Note 10 in the Notes to Consolidated Financial Statements for further discussion of each of the Company's reportable operating lines of business.

General--Our products are used in residential, commercial and governmental construction.  In 2004, and continuing in 2005, we experienced increased demand for our products.  The combination of residential, commercial and governmental construction activities resulted in the need for increased production to meet our customers' needs.  In response to those needs, we have made, and continue to make, investments in our plant and equipment to increase production and improve efficiencies.  We are confident that we will benefit from these investments as the economy continues to improve.

During 2005, we realized a substantial increase in net income due primarily to a combination of increases in price and volume in both the Cement Business and Ready-Mixed Concrete Business.  These price increases play a key role in helping us keep pace with increases in the cost of labor, raw materials, and transportation and the expense of maintaining state-of-the-art equipment in our capital intensive industry.  The higher sales volumes resulted in better utilization of our equipment also contributing to the substantial improvement in operating profits.  The decrease in net sales in 2005 as compared to 2004 is due to a reduction in construction contracts in the Ready-Mixed Concrete Business, which did not contribute to the Company's overall profitability in 2004. Although we are still in the construction industry, it is on a smaller scale than in prior years.

During 2004, although intermittent rains hampered construction projects and reduced efficiencies in our ready-mixed concrete operations, sales of both cement and ready-mixed concrete increased moderately compared to 2003 levels.  However, the increase in sales and the increase in operating losses in 2004 for our Ready-Mixed Concrete Business was primarily the result of our activities in the construction of five parking

3.

garage structures that were substantially completed by the end of 2004.  Prior to 2004, we did not engage in such activities to any great extent.  Costs incurred in connection with these five projects exceeded those that were estimated when the contracts were entered into. Management personnel involved in these projects are no longer with the Company. Going forward, we expect activity in designing/building of construction projects to be at reduced levels compared to 2004.

2005 Compared to 2004--Consolidated net sales for the year ended December 31, 2005 decreased $3.8 million when compared to the year ended December 31, 2004.  Sales in our Cement Business were higher by $12.9 million while sales in our Ready-Mixed Concrete business decreased $16.7 million.  Cement Business sales increased $7.2 million due to increased volume sold and $5.7 million due to price increases.  Sales in our Ready-Mixed Concrete Business decreased primarily due to a $27.5 million reduction in construction contract sales as discussed under "General" above, which was partially offset by an increase in ready-mixed concrete and other sundry building material sales of $10.8 million, of which $4.9 million was due to increased volume and $5.9 million was due to price increases.

Consolidated cost of sales for the year 2005 were $15.9 million less than cost of sales for the year 2004. Cost of sales in our Cement Business was higher by $3.2 million while cost of sales in our Ready-Mixed Concrete Business was lower by $19.1 million.  Cement Business cost of sales increased $5.5 million due to the 13.9% increase in volume sold and about $2.0 million due to increased supply costs related to maintenance performed in the early part of 2005.  These increases were nearly offset by lower fuel costs of approximately $3.7 million due to a reduction in the use of natural gas made possible by our new coal firing system.  The decrease in cost of sales in our Ready-Mixed Concrete Business was primarily due to a $26.8 million reduction in construction contract expenses as discussed under "General" above, which was partially offset by an increase in cost of sales of ready-mixed concrete and other sundry building materials of $7.7 million due to the increased volume sold, increased raw material prices and increased fuel prices.

As a result of the above sales and cost of sales factors, our overall gross profit rate for the year ended December 31, 2005 was 18.5% compared to 9.7% for the year ended December 31, 2004.

        Selling, general and administrative expenses increased by 1.9% for the year 2005 as compared to the year 2004.  These costs are normally considered fixed costs that do not vary significantly with changes in sales volume.

         Interest expense increased about $.6 million for the year 2005 as compared to the year 2004 due to an increase in interest rates and an increase in borrowings.  The Company utilized these loans for capital improvements and temporary operating funds.

"Other, net" decreased approximately $1.6 million for the year 2005 as compared to the year 2004 primarily due to a decrease in the amount of gain realized on the sale of other equity investments of approximately $.9 million and an increase in subsidiary income allocated to minority interest of approximately $.6 million.

The effective tax rates for years 2005 and 2004 were 29.1% and 34.4%, respectively.  The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion, domestic production activities deduction, minority interest in consolidated income and valuation allowance.  During 2005, percentage depletion reduced the effective tax rate by 6.7%.  During 2004, a valuation allowance increased the effective tax rate by 16.9%.  This increase was substantially offset by the effects of percentage depletion and minority interest in consolidated income which reduced the effective tax rate by 13.3% and 3.5%, respectively.

4.

2004 Compared to 2003--Consolidated net sales for the year ended December 31, 2004 were approximately $145.1 million, an increase of $23.0 million as compared to the year ended December 31, 2003. Sales in our Cement Business were higher by $2.8 million due to a combination of a moderate increase in both sales volume and price attributable to the factors discussed under "General" above.  Sales in our Ready-Mixed Concrete Business were higher by $20.2 million in 2004 as compared to 2003, again primarily due to higher sales volumes primarily in construction contracts as discussed under "General" above.

Our overall gross profit rate for the year 2004 was 9.7% compared to 13.7% for the year 2003.  Gross profit rate in the Cement Business increased less than .5%.  In late 2004, we began to benefit from our new coal firing system reducing our dependence on natural gas and reducing our fuel costs by approximately $1.7 million.  We also benefited from a reduction in pension expense of approximately $.2 million due to higher stock market prices at the end of 2003; however, these reductions were offset by slightly higher labor and health insurance costs of approximately $.6 million and $.9 million, respectively.  Gross profit rate in the Ready-Mixed Concrete Business decreased 5.4%.  This decrease in gross profit rate was primarily due to the costs associated with the construction contracts as discussed under "General" above.  Gross profit from construction contracts decreased approximately $3.1 million creating a loss on these contracts.  Increases in raw material costs and fuel of approximately $.6 million and $.3 million, respectively, also contributed to the decrease in gross profit for this line of business.

          Selling, general and administrative expenses increased .6% during the year 2004 compared to the year 2003.  These costs are normally considered fixed costs that do not vary significantly with changes in sales volume.

          Interest income decreased $.1 million during 2004 as compared to the year 2003 primarily due to modest decreases in investments.

          Interest expense decreased $.1 million during 2004 as compared to the year 2003 primarily due to the capitalization of interest in 2004.

"Other, net" increased approximately $1.3 million for the year 2004 as compared to the year 2003 primarily due to an increase in the amount of gain realized on the sale of other equity investments of approximately $.7 million and an increase in subsidiary losses allocated to minority interest of approximately $.5 million.

The effective tax rates for years 2004 and 2003 were 34.4% and 28.9%, respectively.  The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion, minority interest in consolidated income and valuation allowance.  During 2004, a valuation allowance increased the effective tax rate by 16.9%.  This increase was substantially offset by the effects of percentage depletion and minority interest in consolidated income which reduced the effective tax rate by 13.3% and 3.5%, respectively.  During 2003, percentage depletion reduced the effective tax rate by 7.2%.

LIQUIDITY

We are able to meet our cash needs primarily from a combination of operations and bank loans.  Cash provided by operations in 2005 exceeded the amount used for capital expenditures, dividends and the repayment of bank loans.  Our cash balance at the end of 2005 was slightly lower than our balance at the end of 2004 due to placing $1.5 million in a short-term investment.  This investment matures during the first quarter of 2006 and will be used to help cover operating expenses and capital expenditures.

5.

In December 2005, we renewed our line of credit with our current lender.  Our current unsecured credit commitment consists of a $25 million advancing term loan maturing December 31, 2009 and a $10 million line of credit maturing December 31, 2006.  The term loan bears a floating interest rate based on JP Morgan Chase prime rate less .75% and the line of credit bears a floating interest rate based on lender's national prime rate less 1.00%.  The loan agreement contains a financial covenant related to net worth which the Company was in compliance with at year end.  As of December 31, 2005, we had borrowed $23.2 million on the advancing term loan and $-0- on the line of credit leaving a balance available on the line of credit of $10 million.  The annual weighted average interest rate we paid on the advancing term loan during 2005 and 2004 was 5.43% and 3.09%, respectively. The annual weighted average interest rate we paid on the line of credit during 2005 and 2004 was 5.18% and 3.00%, respectively.  At year end, the applicable interest rate was 6.50% on the advancing term loan and 6.25% on the line of credit.  The advancing term loan was used to help finance the expansion project at our cement manufacturing facility.  The line of credit was used to cover operating expenses primarily during the first half of the year when we build inventory due to the seasonality of our business.  Our board of directors has given management the authority to borrow an additional $15 million for a maximum of $50 million.

Contractual obligations at December 31, 2005, consisting of maturities on long-term debt, estimated interest payments on debt, pension, postretirement benefit obligations and open purchase orders are as follows:

	2006	2007	2008	2009	2010	Thereafter
Long-term debt	$ 1,965,106	$ 2,240,908	$ 2,457,558	$ 17,146,823	$ 249,571	$ 27,030
Interest payments	1,526,450	1,383,604	1,231,316	1,068,960	12,783	-
Pension	914,000	-	-	-	-	-
Postretirement benefit obligations	1,360,636	1,436,691	1,485,083	1,513,838	1,540,569	8,430,680
Open purchase orders	8,455,000	750,000	-	-	-	-

The long-term debt obligation is based on current interest rates and assumes that the advancing term loan is paid off at maturity.

The Company has been required to make a pension contribution in two of the past five years.  In 2005 and 2003, the Company contributed approximately $.6 million and $.3 million, respectively, to the pension fund.  No estimates of required pension payments have been asked for or made beyond 2006.

Each segment of the cement manufacturing process requires significant investment in major pieces of equipment.  Once installed, this equipment, if properly maintained, functions for many years.  Generally we spend several million dollars each year on preventive maintenance and equipment repairs; however, capital expenditures vary from year to year.  A piece of equipment that costs $25 - $30 million may remain in service for fifty years.  After a period of time, this equipment may be modified to incorporate the latest technology, increasing its efficiency and production capacity and extending its useful life.  In the years Monarch invests in major equipment replacements or enhancements, current operations do not generate enough cash to pay for the improvements, requiring us to use our cash on hand or bank financing.  As projects are completed, we reduce the amount needed for major capital expenditures, allowing us to pay off any outstanding bank loans and accumulate cash for the next major plant improvement.

The Company completed the conversion of one of its two preheater kilns to a precalciner kiln in 2001 and has started the conversion of our remaining preheater kiln to a precalciner kiln.  As of year end, we had spent

6.

approximately $10.7 million on equipment and installation costs and expect to spend an additional $7.5 million on installation, electrical and refractory to complete the conversion.    Installation is expected to be completed in the first quarter of 2006. The conversion of this kiln should increase our production capacity by approximately 200,000 tons per year.  Although we will have to shut down this kiln for about six weeks during the conversion, we are projecting a 15% increase in total clinker production for the year 2006 as compared to 2005 due to the increased kiln capacity after the conversion.  This kiln was also shut down approximately six weeks during early 2005 for the cooler installation.  We have not started depreciating the precalciner equipment.

The Company is also in the process of expanding its corporate office.  Completion is anticipated in mid-2006 at a total cost of approximately $2.7 million.  As of year end, we had spent approximately $1.7 million on this expansion.  We have not started depreciating this addition.

Other projects, including changes to our quarrying and grinding operation to supply the raw materials required by the increased kiln capacity and increasing our finished cement storage capacity, are currently under consideration.  Although we anticipate an increase in capital expenditures during 2006, we do not anticipate the need for additional bank financing other than that available under existing lines of credit.

For several years the Company has paid a $.20 per share dividend in January, March, June and September.  Although dividends are declared at the board's discretion, we project future earnings will support the continued payment of dividends at the current level.

FINANCIAL CONDITION

Total assets as of December 31, 2005 were $144 million, an increase of $8.9 million since December 31, 2004 due primarily to increases in property, plant and equipment, deferred income taxes and short-term investments of approximately $5.9 million, $2.1 million and $1.5 million, respectively.  Property, plant and equipment increased as a result of the purchase and installation of new equipment.  Deferred income taxes increased primarily due to increases in minimum pension liability and net operating loss carryforwards.  Short-term investments increased as a result of sales during the latter part of the year generating cash in excess of the amount needed to finance current operations.

Accounts payable increased about $3.3 million as of December 31, 2005 compared to December 31, 2004 primarily due to $2.0 million of capital equipment additions included in accounts payable at the end of 2005. Maintenance projects and additional construction projects near the end of 2005 also contributed to the increase in accounts payable at year end.

Indebtedness decreased about $3.0 million during the year 2005 primarily as a result of utilizing cash provided by operations to reduce our bank loans.

During 2005, we adjusted the minimum pension liability, resulting in an increase in current and long-term accrued pension expense of $.9 million and $.9 million, respectively, and a decrease in stockholders' investment of $1.1 million. The change in minimum pension liability was primarily due to reducing the discount rate for financial disclosure at December 31, 2005 from 6.00% to 5.75% to keep our plan in line with current trends in market index fund rates.

Stockholders' investment increased 6.7% during 2005 primarily as a result of net income.  Basic earnings were $2.40 per share and dividends declared were $.80 per share for the year 2005.

7.

CAPITAL RESOURCES

          The Company historically invests $10 million to $12 million per year on capital expenditures to keep its equipment and facilities in good operating condition.  Capital expenditures during 2005 included installation of a new clinker cooler, the beginning stages of construction of an addition to our corporate offices and preliminary work on the conversion of our remaining preheater kiln to a precalciner kiln.  We also invested in routine equipment purchases in the Ready-Mixed Concrete Business during 2005.  Property, plant and equipment expenditures for the year 2005 totaled approximately $14.4 million.

          The Company plans to complete the installation of the precalciner in the first quarter of 2006 and the corporate office addition in midyear.  In addition, preliminary plans under consideration for 2006 include changes to our quarrying and grinding operation to supply the raw materials required by the increased kiln capacity and increasing our finished cement storage capacity.  If we elect to proceed with these and other related projects, additional bank financing may be required.  Additional borrowings during 2006 are not anticipated to exceed the amount available through our existing line of credit.

          The Company also plans to invest in other miscellaneous equipment and facility improvements in both the Cement Business and Ready-Mixed Concrete Business in 2006.  It is expected that the Company's capital expenditures, including the completion of the office addition and conversion of the preheater kiln to a precalciner kiln, will approximate $15 million during 2006 and will be funded with a mixture of cash from operations and temporary bank loans.

          Accounting Policies--The critical accounting policies with respect to the Company are those related to pension and postretirement benefits.

          Monarch has defined benefit pension plans covering substantially all permanent employees in the Cement Business.  Plans covering staff (salaried) employees provide pension benefits that are based on years of service and the employee's last sixty calendar months of earnings or the highest five consecutive calendar years of earnings out of the last ten calendar years of service, whichever is greater.  Plans covering production (hourly) employees provide benefits of stated amounts for each year of service.  Generally, Monarch's funding policy is to contribute annually an amount within the minimum/maximum range of tax deductible contributions computed by the actuaries.  Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future. Monarch expects 2006 cash expenditures for these plans to be approximately $.9 million.

          Monarch also provides other postretirement employee benefits including health care and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans.  These benefits are self-insured by Monarch and are paid out of Monarch's general assets.  Monarch expects 2006 cash expenditures for this plan to be approximately $1 million.

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

8.

we used are based on our historical experience as well as current facts and circumstances and are updated at least annually.  We use third-party actuaries to assist us in properly measuring the expense and liability associated with these benefits.

          The Financial Accounting Standards Board (FASB) has issued the following new accounting pronouncements.

          In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment.  The Statement generally provides that the cost of Share-Based Payments be recognized over the service period based on the fair value of the option or other instruments at the date of grant.  The grant date fair value should be estimated using an option-pricing model adjusted for the unique characteristics of the options or other instruments granted.  The Company must use the Black-Scholes option pricing model for outstanding options.  With respect to future grants, the Company may elect to use the Black-Scholes option pricing model or may elect to determine the grant date fair value using an alternative method. This Statement will be effective for the Company beginning July 1, 2005.  Since stock options are not a part of our employee benefits, this pronouncement should have no affect on our financial statements.

          In November 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4.  This Statement clarifies that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs should be classified as a current-period charge.  The Statement also requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities.  The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The Company has not yet determined the impact that this new pronouncement will have on the Company's consolidated financial statements for 2006 and beyond.

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

9.

          Interest rates on the Company's advancing term loan and line of credit are variable and are based on the JP Morgan Chase prime rate less .75% and lender's national prime rate less 1.00%, respectively.

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

STOCK MARKET AND DIVIDEND DATA

On March 1, 2006, Monarch's stock was held by approximately 700 record holders.  Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market.  Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.  Following is a schedule of the range of low and high bid quotations as reported by Yahoo! at http://finance.yahoo.com/, and dividends declared for each quarter of our two latest fiscal years:

	2005			2004
	Price		Dividends	Price		Dividends
Quarter	Low	High	Declared	Low	High	Declared
First	$22.100	$23.410	$ -	$18.300	$20.850	$ -
Second	$22.100	$24.250	$.20	$20.000	$22.100	$.20
Third	$21.050	$26.210	$.20	$20.200	$22.500	$.20
Fourth	$22.550	$25.000	$.40*	$20.500	$22.560	$.40*

                 *Reflects declaration of two $.20 dividends payable in the first quarter of 2006 and 2005.

10.

Report of Independent
Registered Public Accounting Firm

Audit Committee, Board of Directors
    and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

                                                                                            BKD, LLP

Kansas City, Missouri
February 10, 2006

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

ASSETS	2 0 0 5	2 0 0 4
CURRENT ASSETS:
Cash and cash equivalents	$ 4,895,561	$ 4,999,253
Short-term investment, at cost which approximates market	1,500,000	-
Receivables, less allowances of $602,000 in 2005 and
$727,000 in 2004 for doubtful accounts	14,186,551	13,523,816
Inventories, priced at cost which is not in excess of market-
Finished cement	$ 1,868,412	$ 2,679,506
Work in process	1,632,780	1,456,854
Building products	3,457,813	3,391,901
Fuel, gypsum, paper sacks and other	3,317,283	2,919,528
Operating and maintenance supplies	7,850,617	7,500,453
Total inventories	$ 18,126,905	$ 17,948,242
Refundable federal and state income taxes	-	812,807
Deferred income taxes	665,000	686,000
Prepaid expenses	80,843	170,236
Total current assets	$ 39,454,860	$ 38,140,354
PROPERTY, PLANT AND EQUIPMENT, at cost, less accumulated depreciation
and depletion of $121,060,864 in 2005 and $113,663,839 in 2004	85,815,343	79,948,242
DEFERRED INCOME TAXES	4,111,000	1,965,000
INVESTMENTS	13,454,631	13,620,501
OTHER ASSETS	1,219,082	1,526,069
	$ 144,054,916	$ 135,200,166
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
Accounts payable	$ 8,971,830	$ 5,686,857
Line of credit payable	-	981,667
Current portion of advancing term loan	1,965,106	2,021,503
Accrued liabilities-
Dividends	1,610,783	1,610,783
Compensation and benefits	3,443,226	2,250,022
Federal and state income taxes	29,776	-
Miscellaneous taxes	664,423	863,591
Other	751,613	935,041
Total current liabilities	$ 17,436,757	$ 14,349,464
LONG-TERM DEBT	22,121,890	24,119,115
ACCRUED POSTRETIREMENT BENEFITS	11,456,039	10,128,039
ACCRUED PENSION EXPENSE	2,121,155	1,238,027
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1,246,317	1,349,566
STOCKHOLDERS' INVESTMENT
Capital Stock, par value $2.50 per share, one vote per share ‑
Authorized 10,000,000 shares, Issued 2,464,926 shares at
December 31, 2005 and 2,406,197 shares at December 31, 2004	$ 6,162,315	$ 6,015,493
Class B Capital Stock, par value $2.50 per share, ten votes per share - Authorized 10,000,000 shares, Issued 1,562,032 shares at
December 31, 2005 and 1,620,761 shares at December 31, 2004	3,905,080	4,051,902
Retained earnings	76,965,363	70,528,560
Accumulated other comprehensive income	2,640,000	3,420,000
Total stockholders' investment	$ 89,672,758	$ 84,015,955
	$ 144,054,916	$ 135,200,166

See notes to consolidated financial statements		12.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
NET SALES	$ 141,319,928	$ 145,076,554	$ 122,028,311

COST OF SALES	115,137,868	130,989,824	105,277,681
Gross profit from operations	$ 26,182,060	$ 14,086,730	$ 16,750,630

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	12,394,449	12,168,447	12,096,298
Income from operations	$ 13,787,611	$ 1,918,283	$ 4,654,332

OTHER INCOME (EXPENSE)
Interest income	$ 418,290	$ 379,449	$ 456,216
Interest expense	(1,507,267)	(926,363)	(987,100)
Other, net	919,735	2,547,834	1,246,997
	$ (169,242)	$ 2,000,920	$ 716,113

INCOME BEFORE PROVISION FOR INCOME TAXES	$ 13,618,369	$ 3,919,203	$ 5,370,445

PROVISION FOR INCOME TAXES	3,960,000	1,350,000	1,550,000

NET INCOME	$ 9,658,369	$ 2,569,203	$ 3,820,445

Basic earnings per share	$2.40	$.64	$.95

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
	2005	2004	2003
NET INCOME	$ 9,658,369	$ 2,569,203	$ 3,820,445

UNREALIZED APPRECIATION (DEPRECIATION) ON
AVAILABLE FOR SALE SECURITIES (Net of deferred
tax (benefit) expense of $395,000, $1,615,000 and
$1,510,000 for 2005, 2004 and 2003, respectively)	588,205	2,470,400	2,221,068

RECLASSIFICATION ADJUSTMENT FOR
REALIZED (GAINS) LOSSES INCLUDED IN
NET INCOME (Net of deferred tax (benefit) expense
of $155,000, $515,000 and $250,000 for 2005,
2004 and 2003, respectively)	(228,205)	(770,400)	(381,068)

MINIMUM PENSION LIABILITY (Net of deferred tax
(benefit) expense of $(760,000), $(160,000) and $940,000
for 2005, 2004 and 2003, respectively)	(1,140,000)	(240,000)	1,419,000

COMPREHENSIVE INCOME	$ 8,878,369	$ 4,029,203	$ 7,079,445

See notes to consolidated financial statements
13.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

				Accumulated
		Class B		Other
	Capital	Capital	Retained	Comprehensive	Stockholders'
	Stock	Stock	Earnings	Income	Investment
Balance at January 1, 2003	$ 5,860,733	$ 4,206,662	$ 70,582,044	$ (1,299,000)	$ 79,350,439

Net income	-	-	3,820,445	-	3,820,445
Dividends declared ($.80 per share)	-	-	(3,221,566)	-	(3,221,566)
Transfer of shares	112,720	(112,720)	-	-	-
Change in unrealized appreciation
on available for sale securities	-	-	-	1,840,000	1,840,000
Adjustment to recognize
minimum pension liability	-	-	-	1,419,000	1,419,000
Balance at December 31, 2003	$ 5,973,453	$ 4,093,942	$ 71,180,923	$ 1,960,000	$ 83,208,318

Net income	-	-	2,569,203	-	2,569,203
Dividends declared ($.80 per share)	-	-	(3,221,566)	-	(3,221,566)
Transfer of shares	42,040	(42,040)	-	-	-
Change in unrealized appreciation
on available for sale securities	-	-	-	1,700,000	1,700,000
Adjustment to recognize
minimum pension liability	-	-	-	(240,000)	(240,000)

Balance at December 31, 2004	$ 6,015,493	$ 4,051,902	$ 70,528,560	$ 3,420,000	$ 84,015,955

Net income	-	-	9,658,369	-	9,658,369
Dividends declared ($.80 per share)	-	-	(3,221,566)	-	(3,221,566)
Transfer of shares	146,822	(146,822)	-	-	-
Change in unrealized appreciation
on available for sale securities	-	-	-	360,000	360,000
Adjustment to recognize
minimum pension liability	-	-	-	(1,140,000)	(1,140,000)
Balance at December 31, 2005	$ 6,162,315	$ 3,905,080	$ 76,965,363	$ 2,640,000	$ 89,672,758

See notes to consolidated financial statements

14.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
OPERATING ACTIVITIES:
Net income	$ 9,658,369	$ 2,569,203	$ 3,820,445
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation, depletion and amortization	10,923,917	10,750,447	11,198,625
Minority interest in earnings (losses) of subsidiaries	63,587	(527,225)	(16,234)
Deferred income taxes	(1,760,000)	(644,000)	(640,000)
Gain on disposal of assets	(226,420)	(264,944)	(445,079)
Realized gain on sale of other investments	(384,376)	(1,285,400)	(631,068)
Change in assets and liabilities:
Receivables, net	(662,735)	328,780	2,062,525
Inventories	(178,663)	(1,829,990)	(761,990)
Refundable income taxes	812,807	(812,807)	562,496
Prepaid expenses	89,393	(15,225)	(71,214)
Other assets	41,984	36,398	30,569
Accounts payable and accrued liabilities	1,976,883	(623,472)	762,009
Accrued postretirement benefits	1,438,636	823,119	332,543
Accrued pension expense	(1,016,872)	452,484	326,168
Net cash provided by operating activities	$ 20,776,510	$ 8,957,368	$ 16,529,795

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	$ (14,380,650)	$ (12,720,642)	$ (6,418,334)
Proceeds from disposals of property, plant and equipment	505,809	654,378	543,933
Payment for purchases of equity investments	-	(589,872)	(240,849)
Proceeds from disposals of equity investments	1,150,246	2,557,673	1,004,268
Increase in short-term investments, net	(1,500,000)	-	-
Purchases of subsidiaries' stock	(398,752)	(118,999)	(128,508)
Net cash used for investing activities	$ (14,623,347)	$ (10,217,462)	$ (5,239,490)

FINANCING ACTIVITIES:
Increase (decrease) in line of credit, net	$ (981,667)	$ 981,667	$ (3,048,076)
Proceeds from bank loans	-	5,805,645	-
Payment on bank loans	(1,791,944)	(2,527,258)	(3,278,387)
Payments on other long-term debt	(261,678)	(186,048)	(213,473)
Cash dividends paid	(3,221,566)	(3,221,566)	(3,221,566)
Subsidiaries' dividends paid to minority interest	-	(31,111)	-
Net cash provided by (used for) financing activities	$ (6,256,855)	$ 821,329	$ (9,761,502)

Net decrease in cash and cash equivalents	$ (103,692)	$ (438,765)	$ 1,528,803
Cash and Cash Equivalents, beginning of year	4,999,253	5,438,018	3,909,215
Cash and Cash Equivalents, end of year	$ 4,895,561	$ 4,999,253	$ 5,438,018

Additional Cash Flow Information:
Interest paid, net of amount capitalized	$ 1,512,196	$ 930,675	$ 992,209
Income taxes paid, net of refunds	$ 4,876,767	$ 3,141,181	$ 1,295,660
Capital equipment additions included in accounts payable	$ 2,037,838	$ -	$ -

See notes to consolidated financial statements

15.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(1)     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (a)     Nature of Operations‑‑The Monarch Cement Company (Monarch) is principally engaged in the manufacture and sale of portland cement.  The marketing area for Monarch's products consists primarily of the State of Kansas, the State of Iowa, southeast Nebraska, western Missouri, northwest Arkansas and northern Oklahoma.  Sales are made primarily to contractors, ready-mixed concrete plants, concrete products plants, building materials dealers and governmental agencies.  Companies controlled by Monarch sell ready-mixed concrete, concrete products and sundry building materials in metropolitan areas within Monarch's marketing area.

          (b)     Principles of Consolidation‑‑Monarch has direct control of certain operating companies that have been deemed to be subsidiaries within the meaning of accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission.  Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements.  All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income (loss) have been recorded as reductions or increases in other income in the accompanying statements of income.  The minority interests in net income (loss) were $63,588, $(527,225) and $(16,234) during 2005, 2004 and 2003, respectively.

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

          (d)     Reclassifications--Certain reclassifications have been made to the 2004 and prior financial statements to conform to the current year presentation.

          (e)     Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.  At December 31, 2005 and 2004, cash equivalents consisted primarily of money market investments and repurchase agreements with various banks.  From time to time, the Company's cash accounts exceed federally insured limits.

          (f)     Investments--The Company's short-term investment consists of a certificate of deposit with a maturity of six months or less and has been classified as held-to-maturity.  Equity securities for which the Company has no immediate plan to sell but that may be sold in the future are classified as available for sale and carried at fair value.  Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' investment.  Realized gains and losses, based on the specifically identified cost of the security, are included in net income.

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

16.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

         (h)     Inventories‑‑Inventories of finished cement and work in process are recorded at the lower of cost or market on a last‑in, first‑out (LIFO) basis.  Total inventories reported under LIFO amounted to $3,444,767 and $4,136,360 as of December 31, 2005 and 2004, respectively.  Under the average cost method of accounting (which approximates current cost), these inventories would have been $1,837,000, $2,000,000 and $1,994,000 higher than those reported at December 31, 2005, 2004 and 2003, respectively.  The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.
                   Other inventories are purchased from outside suppliers.  Fuel and other materials are priced by the first‑in, first‑out (FIFO) method while operating and maintenance supplies are recorded using the average cost method.

          (i)     Property, Plant and Equipment‑‑Property, plant and equipment are stated at cost of acquisition or construction.  The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment.  During 2005 and 2004, the Company capitalized approximately $53,700 and $48,000, respectively, of interest expense related to current construction projects.  During 2003 the Company did not capitalize any interest expense.

          Depreciation of property, plant and equipment is provided by charges to operations over the estimated useful lives of the assets using accelerated methods.  The Company's buildings, machinery and equipment are depreciated using double declining balance depreciation.  The Company switches to straight line depreciation once it exceeds the amount computed under the double declining balance method until the asset is fully depreciated.  We do not depreciate construction in process.  Depletion rates for quarry lands are designed to amortize the cost over the estimated recoverable reserves.  Expenditures for improvements that significantly increase the assets' useful lives are capitalized while maintenance and repairs are charged to expense as incurred.

          (j)     Income Taxes‑‑Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities.  A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

          (k)    Revenue Recognition‑‑The Company records revenue from the sale of cement, ready-mixed concrete, concrete products and sundry building materials when the products are delivered to customers. Concrete products are also sold through long-term construction contracts.  Revenues for these contracts are recognized on the percentage-of-completion method based on the costs incurred relative to total estimated costs. Full provision is made for any anticipated losses.  Billings for long-term construction contracts are rendered monthly, including the amount of retainage withheld by the customer until contract completion.  Retainages are included in receivables and are generally due within one year.

          (l)      Cost of Sales--The Company considers all production and shipping costs, (gain) loss on disposal of assets, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs as cost of sales.

          (m)     Selling, General and Administrative Expenses--Selling, general and administrative expenses consists of sales personnel salaries and expenses, promotional costs, accounting personnel salaries and expenses, director and administrative officer salaries and expenses, legal and professional expenses, and other expenses related to overall corporate costs.
17.

          (n)     Earnings per Share‑‑Basic earnings per share is based on the weighted average common shares outstanding during each year.  Diluted earnings per share is based on the weighted average common and common equivalent shares outstanding each year.  Monarch has no common stock equivalents and therefore, does not report diluted earnings per share.  The weighted average number of shares outstanding was 4,026,958 in 2005, 2004 and 2003.

          (o)     Self Insurance‑‑The Company has elected to self-insure certain costs related to employee health and accident benefit programs.  Costs resulting from self-insured losses are charged to income when incurred.

          (p)     Disclosure about Fair Value of Financial Instruments--Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  Cash and cash equivalents, receivables, accounts payable, bank loans payable and long-term debt have carrying values that approximate fair values.  Investment fair values equal quoted market prices, if available.  If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

(2)     INVESTMENTS

        Investments include equity securities which have been classified as available-for-sale.  Realized gains are computed using the specific identification method.  The equity investment results for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Fair value of investments	$ 13,454,631	$ 13,620,501	$ 11,502,902
Cost of investments	5,354,631	6,120,501	6,802,902
Gross unrealized gains	$ 8,100,000	$ 7,500,000	$ 4,700,000

Unrealized gain recorded in equity	$ 4,860,000	$ 4,500,000	$ 2,800,000
Deferred income taxes	3,240,000	3,000,000	1,900,000
	$ 8,100,000	$ 7,500,000	$ 4,700,000

Proceeds from sale of securities	$ 1,550,246	$ 2,557,673	$ 1,004,268
Realized gains	$ 384,376	$ 1,285,400	$ 631,068

(3)     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2005 and 2004 consisted of:
	Depreciation Lives (Years)	2005	2004

Quarry lands		$ 1,806,742	$ 1,470,386
Mill site and buildings	12-50	22,798,168	23,097,131
Machinery and equipment	5-25	127,303,293	118,615,572
Transportation equipment	3-12	33,273,660	31,945,457
Office furniture and fixtures	5-20	1,735,603	1,698,817
Office and other buildings	10-30	5,055,887	5,055,887
Construction in process		14,902,854	11,728,831
		$ 206,876,207	$ 193,612,081
Less--Accumulated depreciation and depletion		121,060,864	113,663,839
		$ 85,815,343	$ 79,948,242

18.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
4) LINE OF CREDIT AND LONG-TERM DEBT

         In December 2005, Monarch renewed and modified its line of credit with a bank.  Monarch's current unsecured credit commitment consists of a $25,000,000 advancing term loan maturing December 31, 2009 and a $10,000,000 line of credit maturing December 31, 2006.  At December 31, 2005 and 2004, there was $-0- and $981,667, respectively, borrowed against the line of credit.  This line contains a financial covenant related to net worth which the Company was in compliance with at year end.  Interest on the line of credit varies with the lender's National Prime rate less 1.00% for 2006 and 2005 (.75% for 2004).  The applicable interest rate was 6.25% and 4.25% on December 31, 2005 and 2004, respectively, and is payable quarterly.

	2005	2004

Note payable, bank (a)	$ 23,208,056	$ 25,000,000
Other	878,940	1,140,618
	$ 24,086,996	$ 26,140,618
Less current maturities	1,965,106	2,021,503
	$ 22,121,890	$ 24,119,115
(a) Due December 31, 2009; payable $857,000 quarterly including interest; interest computed based on JP Morgan Chase prime rate less .75% (1.25% for 2004) subject to a financial covenant related to net worth which the Company was in compliance with at year end.

Aggregate annual maturities of long-term debt as of December 31, 2005 are:

2006	1,965,106
2007	2,240,908
2008	2,457,558
2009	17,146,823
2010	249,571
Thereafter	27,030
$ 24,086,996

(5) INCOME TAXES

The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:
	2005	2004	2003

Taxes currently payable	$ 5,720,000	$ 1,994,000	$ 2,190,000
Deferred income taxes	(1,760,000)	(644,000)	(640,000)
Income tax expense	$ 3,960,000	$ 1,350,000	$ 1,550,000

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is as follows:
	2005	2004	2003

Computed at statutory rate (34%)	$ 4,659,000	$ 1,333,000	$ 1,826,000
Increase (decrease) resulting from:
State income taxes, net of federal tax benefit	149,000	(47,000)	52,000
Percentage depletion	(913,000)	(523,000)	(385,000)
Valuation allowance	220,000	661,000	-
Domestic production activities deduction	(147,000)	-	-
Minority interest in consolidated income (loss)	22,000	(138,000)	(6,000)
Other	(30,000)	64,000	63,000
Provision for income taxes	$ 3,960,000	$ 1,350,000	$ 1,550,000
19.

The tax effects of significant temporary differences relating to deferred taxes shown on the balance sheets were:

	2005	2004

Current:
Allowance for doubtful accounts	$ 241,000	$ 291,000
Accrued vacation	383,000	351,000
Other	41,000	44,000
Net current deferred tax assets	$ 665,000	$ 686,000

Noncurrent:
Depreciation	$ (653,000)	$ (308,000)
Postretirement benefits	5,127,000	4,551,000
Minimum pension liability	1,480,000	495,000
Unrealized holding gains	(3,240,000)	(3,000,000)
Net operating loss carryforwards	1,038,000	320,000
Other, net	359,000	(93,000)
Net long-term deferred tax assets	$ 4,111,000	$ 1,965,000

          Some of the Company's subsidiaries file separate federal and/or state income tax returns which have resulted in net operating loss carryforwards.  Deferred taxes resulting from net operating loss carryforwards are included in the above table net of valuation allowances.  The valuation allowance has been used to reduce the tax benefit associated with the net operating loss carryforwards.  The provision for income taxes and income tax liabilities recorded in the financial statements include those separate calculations.

(6)     POSTRETIREMENT BENEFITS

          Monarch provides certain postretirement health care and life insurance benefits to all retired employees in the Cement Business who, as of their retirement date, meet the eligibility requirements.  These benefits are self‑insured by Monarch and are paid out of Monarch's general assets.  Monarch expects 2006 cash expenditures for this plan to be approximately $1,360,000.

          Monarch uses a December 31 measurement date for the plans.  At December 31, 2005 and 2004, the current portion of the accrued benefit cost of approximately $1,360,000 in each year is recorded in compensation and benefits.  Information about the plans' funded status and postretirement cost follows:

	2005	2004

Change in benefit obligation
Beginning of year	$ 18,040,481	$ 14,658,970
Service cost	459,788	426,079
Interest cost	1,446,965	1,168,538
Actuarial loss	7,082,412	2,986,526
Medicare Part D Subsidy	(1,719,696)	-
Benefits and expenses paid	(1,192,216)	(1,199,632)
End of year	$ 24,117,734	$ 18,040,481

Funded status	$ (24,117,734)	$ (18,040,481)
Unrecognized net actuarial loss	11,301,059	6,662,442
Accrued benefit cost	$ (12,816,675)	$ (11,378,039)	20.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

          The assumed annual rate of increase in the per capita cost of covered health care benefits was 9% for 2005, 10% for 2004 and 7% for 2003.  This trend rate is assumed to decrease in future years, 1% per year to an ultimate annual rate of 5%.  Following are the components of net periodic benefit cost:

	2005	2004	2003

Components of net periodic benefit cost
Service cost	$ 459,788	$ 426,079	$ 179,380
Interest cost	1,446,965	1,168,538	922,514
Unrecognized net loss	724,099	428,134	186,695
Net periodic benefit cost	$ 2,630,852	$ 2,022,751	$ 1,288,589
Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.25%

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on interest and service cost	$ 292,443	$ (239,101)
Effect on postretirement benefit obligation	3,052,192	(2,506,808)

        On December 8, 2003, the Medicare Prescription Drug Improvement Modernization Act of 2003 (the Act) was signed into law.   The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy of sponsors of retiree health care benefit plans that provide benefits at least actuarially equivalent to Medicare Part D.  The Company has concluded that the benefits provided to most of our retirees are actuarially equivalent to Medicare Part D under the Act.

        The following benefit payments (net of employee contributions) are expected to be paid as of December 31, 2005:

	Gross	Subsidy Receipts	Net
2006	$ 1,353,916	$ 58,041	$ 1,295,875
2007	1,427,533	63,036	1,364,497
2008	1,473,361	68,591	1,404,770
2009	1,500,951	69,496	1,431,455
2010	1,525,222	70,891	1,454,331
2011-2015	8,284,248	392,969	7,891,279

(7)     PENSION PLANS

        Monarch has noncontributory defined benefit pension plans covering substantially all employees in the Cement Business who meet the eligibility requirements.  Generally, Monarch's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.  Monarch expects to contribute approximately $914,000 to the plans in 2006.

21.

        Monarch uses a December 31 measurement date for the plans.  At December 31, 2005 and 2004, the current portion of the pension liability of $914,000 and $-0-, respectively, is recorded in compensation and benefits.  Information about the plans' funded status and pension cost follows:

	2005	2004

Change in benefit obligation
Beginning of year	$ 27,729,906	$ 26,531,662
Service cost	512,671	459,956
Interest cost	1,681,656	1,633,103
Actuarial loss	1,521,755	782,516
Benefits paid and expenses	(1,736,990)	(1,677,331)
End of year	$ 29,708,998	$ 27,729,906
Change in fair value of plan assets
Beginning of year	$ 24,368,892	$ 23,914,705
Actual return on plan assets	1,239,597	2,131,518
Employer contribution	596,710	-
Benefits paid and expenses	(1,736,990)	(1,677,331)
End of year	$ 24,468,209	$ 24,368,892
Accumulated benefit obligation	$ 28,049,029	$ 26,230,042

Funded status	$ (5,240,789)	$ (3,361,014)
Unrecognized net actuarial loss	5,358,119	3,300,349
Unrecognized prior service cost	547,515	622,638
Prepaid benefit cost	$ 664,845	$ 561,973
Adjustment required to recognize minimum liability	(4,245,666)	(2,423,123)
Pension liability	$ (3,580,821)	$ (1,861,150)

Other amounts recognized in the balance sheets:
Accumulated other comprehensive income	$ (2,220,000)	$ (1,080,000)

        The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31 are as follows:

	2005	2004	2003
Discount rate	5.75%	6.00%	6.25%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase (Staff plan only)	4.50%	4.50%	4.50%

        The following table presents the components of net periodic pension cost as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
Service cost	$ 512,671	$ 459,956	$ 405,229
Interest cost	1,681,656	1,633,103	1,642,857
Expected return on plan assets	(1,873,733)	(1,840,183)	(1,508,629)
Amortization of transitional obligation	-	-	-
Amortization of prior service cost	75,123	75,123	73,440
Recognized net actuarial gain	98,121	24,485	134,029
Net periodic pension expense	$ 493,838	$ 352,484	$ 746,926

22.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets as well as current facts and circumstances.

        Plan assets are held by a trustee bank.  A fund manager has been retained to make all investment decisions within guidelines specified by Monarch.  The guidelines permit investment in both equities and fixed income securities including common stocks, corporate bonds and debentures and U.S. Government securities.  Asset allocation is primarily based on a strategy to provide stable earnings while still permitting the plan to recognize potentially higher returns through investment in equity securities.  The target asset allocation percentages for 2005 and 2004 are as follows:

Equities	60%
Fixed Income	40%

        The Plan allows a 5% fluctuation before assets are re-balanced.  At December 31, 2005 and 2004, plan assets by category were as follows:
                                                                                                          2005           2004
                                                                        Equities                     61%            61%
                                                                        Debt securities          37%            22%
                                                                        Other                           2%            17%

        The following benefit payments are expected to be paid as of December 31, 2005:

2006	$ 1,888,733
2007	1,888,470
2008	1,960,014
2009	1,935,378
2010	1,898,958
2011-2015	10,054,677

        The Company has defined contribution plans covering substantially all permanent employees of the Ready‑Mixed Concrete Business.  These plans allow the Company, at its discretion, to match the employee's contributions.  For the 2005, 2004 and 2003 plan years, the Company matched 25% of the first 6% of the employee's compensation up to a maximum match of $2,500.  The Company contributed $95,302, $76,429 and $73,778 to these plans for the years 2005, 2004 and 2003, respectively.  The Company expects to contribute $100,000 to these plans in 2006.

(8)     COMMITMENTS AND CONTINGENCIES

        According to various agreements with certain minority stockholders of subsidiaries, under specified circumstances, the Company is obligated to acquire certain minority shares, if requested to do so, at a value that approximates the minority interest on the Balance Sheet.

        A Monarch subsidiary, Monarch and three of its officers are involved in a lawsuit with the former officers of that subsidiary and companies formed by those officers.  We believe all claims filed against our subsidiary, Monarch and its officers are without merit and we are pursuing judgment against the former officers and their companies.  We plan to vigorously pursue this case and do not anticipate any liability as a result of this lawsuit.
23.

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

        Following is information for each line for the years ended December 31, 2005, 2004 and 2003:

	Cement Business	Ready-Mixed Concrete Business	Adjustments and Eliminations	Consolidated
For the Year Ended December 31, 2005
Sales to unaffiliated customers	$ 64,299,277	$ 77,020,651	$ ‑	$ 141,319,928
Intersegment sales	13,536,287	10,091	(13,546,378)	‑
Total net sales	$ 77,835,564	$ 77,030,742	$ (13,546,378)	$ 141,319,928

Income (loss) from operations	$ 15,920,874	$ (2,133,263)		$ 13,787,611
Other expense, net				(169,242)
Income before income taxes				$ 13,618,369

Identifiable assets at December 31, 2005	$ 82,405,866	$ 35,803,776		$ 118,209,642
Corporate assets				25,845,274
Total assets at December 31, 2005				$ 144,054,916

For the Year Ended December 31, 2004
Sales to unaffiliated customers	$ 51,408,457	$ 93,668,097	$ ‑	$ 145,076,554
Intersegment sales	11,048,074	-	(11,048,074)	‑
Total net sales	$ 62,456,531	$ 93,668,097	$ (11,048,074)	$ 145,076,554

Income (loss) from operations	$ 6,790,090	$ (4,871,807)		$ 1,918,283
Other income, net				2,000,920
Income before income taxes				$ 3,919,203

Identifiable assets at December 31, 2004	$ 76,018,017	$ 35,572,519		$ 111,590,536
Corporate assets				23,609,630
Total assets at December 31, 2004				$ 135,200,166

For the Year Ended December 31, 2003
Sales to unaffiliated customers	$ 48,571,556	$ 73,456,755	$ ‑	$ 122,028,311
Intersegment sales	11,007,009	-	(11,007,009)	‑
Total net sales	$ 59,578,565	$ 73,456,755	$ (11,007,009)	$ 122,028,311

Income (loss) from operations	$ 5,854,070	$ (1,199,738)		$ 4,654,332
Other income, net				716,113
Income before income taxes				$ 5,370,445

Identifiable assets at December 31, 2003	$ 70,212,426	$ 37,798,323		$ 108,010,749
Corporate assets				21,821,682
Total assets at December 31, 2003				$ 129,832,431
24.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

        Total sales by line of business before adjustments and eliminations includes both sales to unaffiliated customers (as reported in the Company's consolidated statements of income, comprehensive income and stockholders' investment) and intersegment sales.  Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

        Income from operations is total net sales less operating expenses.  In computing income from operations, none of the following items have been added or deducted:  general corporate income and expenses; interest expense; and income taxes.  Depreciation and depletion for the Cement Business and Ready‑Mixed Concrete Business, respectively, was:  $5,297,531 and $5,373,466 in 2005, $5,044,610 and $5,419,696 in 2004 and $5,293,678 and $5,626,390 in 2003.  Capital expenditures for the Cement Business and Ready‑Mixed Concrete Business, respectively, were:  $13,008,188 and $3,410,300 in 2005, $7,723,336 and $4,997,306 in 2004 and $1,594,784 and $4,823,550 in 2003.  Identifiable assets by line of business are those assets that are used in the Company's operations in each industry.

        During 2005, 2004 and 2003, there were no sales to any one customer in excess of 10% of consolidated net sales.

(11)   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005
Net sales	$ 24,541,081	$ 37,272,061	$ 41,855,661	$ 37,651,125
Income (loss) from operations	(118,440)	3,698,770	7,479,681	2,727,600
Net income	132,461	2,278,023	4,928,809	2,319,076
Basic earnings per share	$.03	$.57	$1.22	$.58

2004
Net sales	$ 27,649,297	$ 40,730,540	$ 44,365,950	$ 32,330,767
Income (loss) from operations	215,376	1,674,988	3,235,482	(3,207,563)
Net income (loss)	268,307	1,160,623	2,265,149	(1,124,876)
Basic earnings (loss) per share	$.07	$.29	$.56	$(.28)

        The loss from operations during the fourth quarter of 2004 is the direct result of the construction activities in the Ready-Mixed Concrete Business.  These projects were substantially completed by the end of 2004 allowing us to more accurately project the costs to complete.

(12)   OTHER COMPREHENSIVE INCOME

        Accumulated other comprehensive income included in the balance sheet at December 31 is as follows:

25.

	2004	Change	2005
Unrealized appreciation on available
for sale securities	$ 4,500,000	$ 360,000	$ 4,860,000
Minimum pension liability adjustment	(1,080,000)	(1,140,000)	(2,220,000)
	$ 3,420,000	$ (780,000)	$ 2,640,000

	2003	Change	2004
Unrealized appreciation on available
for sale securities	$ 2,800,000	$ 1,700,000	$ 4,500,000
Minimum pension liability adjustment	(840,000)	(240,000)	(1,080,000)
	$ 1,960,000	$ 1,460,000	$ 3,420,000

(13)   FUTURE CHANGE IN ACCOUNTING PRINCIPLES

        The Financial Accounting Standards Board (FASB) has issued the following new accounting pronouncements.

        In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment.  The Statement generally provides that the cost of Share-Based Payments be recognized over the service period based on the fair value of the option or other instruments at the date of grant.  The grant date fair value should be estimated using an option-pricing model adjusted for the unique characteristics of the options or other instruments granted.  The Company must use the Black-Scholes option pricing model for outstanding options.  With respect to future grants, the Company may elect to use the Black-Scholes option pricing model or may elect to determine the grant date fair value using an alternative method. This Statement will be effective for the Company beginning July 1, 2005.  Since stock options are not a part of our employee benefits, this pronouncement should have no affect on our financial statements.

        In November 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4.  This Statement clarifies that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs should be classified as a current-period charge.  The Statement also requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities.  The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The Company has not yet determined the impact that this new pronouncement will have on the Company's consolidated financial statements for 2006 and beyond.

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

26.

CORPORATE INFORMATION

CORPORATE OFFICE	DIRECTORS
449 1200 Street	Jack R. Callahan
P.O. Box 1000	Retired President, The Monarch Cement Company
Humboldt, KS 66748	Ronald E. Callaway
Phone: (620) 473-2222	Retired transport truck driver, Agricultural Carriers, Inc.
Fax: (620) 473-2447	David L. Deffner
Director of Music, Davis Community Church
Robert M. Kissick
AUDITORS	Chairman, Hydraulic Power Systems, Inc.
BKD, LLP	Gayle C. McMillen
Kansas City, Missouri	Music Coordinator, Trinity United Methodist Church
Richard N. Nixon
Partner in law firm of Stinson Morrison Hecker LLP
ANNUAL MEETING	Byron J. Radcliff
The annual meeting of the stockholders of	Rancher
The Monarch Cement Company is held the	Byron K. Radcliff
second Wednesday in April of each year at the	Owner/Manager, Radcliff Ranch
Company's corporate offices.	Michael R. Wachter
Vice President, Civil Engineer and Director of
Operations,Concrete Technology Corp.
TRANSFER AGENT AND REGISTRAR	Walter H. Wulf, Jr.
The Monarch Cement Company	President and Chairman of the Board
P.O. Box 1000	Walter H. Wulf, III
Humboldt, KS 66748-0900	Area Sales Manager, General Motors Corporation
shareholder.relations@monarchcement.com

STOCK TRADING INFORMATION
Trading Symbol: MCEM	OFFICERS
Over-the-Counter Market	Walter H. Wulf, Jr.
President and Chairman of the Board
*Byron K. Radcliff
INVESTOR RELATIONS	Vice Chairman of the Board, Secretary and Treasurer
Inquiries may be directed to Debra P. Roe,	*Robert M. Kissick
Chief Financial Officer and Assistant Secretary-	Vice President
Treasurer, at the corporate address shown above.	Rick E. Rush
Vice President
Debra P. Roe
FORM 10-K	Chief Financial Officer and Assistant Secretary-Treasurer
The Company's Annual Report on Form 10-K, as	Lisa J. Fontaine
filed with the Securities and Exchange Commission,	Assistant Secretary
is available without charge upon written request to	Roy L. Owens
Debra P. Roe at the above corporate office address.	Vice President - Operations
N. Joan Perez
Vice President - Sales
The Company's financial information is also available	*Not actively involved in the daily affairs of the Company.
from the SEC at their EDGAR internet address,
http://www.sec.gov