Form 10-K, Exhibit 13
period 2006-12-31
MONARCH CEMENT CO
filed 2007-03-15
CIK 67517

EXHIBIT 13

2006
Annual Report

THE
MONARCH
CEMENT COMPANY

                                                                                                                                March 15, 2007

ANNUAL REPORT TO STOCKHOLDERS

The economic recovery which accelerated in our market area during 2005, leveled off during the last half of 2006.  Demand for both cement and ready-mixed concrete increased during 2005 and early 2006 enabling us to raise sales prices across all product lines and to increase our utilization of the capital investment we have in property, plant and equipment.  Mild weather during the early part of 2006 allowed projects to proceed earlier in the year, resulting in increased profits in the first half of the year as sales were shifted from mid-year to the first and second quarter.  The decline in the residential housing market in the second half of 2006 had a negative impact on sales volumes, especially in the ready-mixed concrete market.  Paving projects helped to offset the impact of the retraction in the housing market and contributed to a slight increase in volume of cement sold.  For the year 2006, net sales increased $12.9 million and income from operations increased $5.9 million.

Although the decline in the housing market continues to negatively affect our business, increased demand in the commercial and public sectors is projected to offset this reduction.  We anticipate 2007 net sales will continue to benefit from the cumulative increases in volume realized during the past several years; however, we do not anticipate sales volume to continue to increase substantially.

During 2006, we completed the installation of our second precalciner increasing our cement production capacity by about 25%.  Other improvements to our production process are currently being considered including changes to our quarrying and grinding operation to supply the raw materials required by the increased kiln capacity, improvements to our fuel handling system and installation of an overland conveyor system to improve efficiencies in moving raw materials; however, we do not anticipate capital expenditures for 2007 to be at the level of 2006.  We believe we can finance these expenditures with a mixture of cash from operations and our existing line of credit.

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

We wish to invite you, our stockholders, to attend Monarch's annual meeting to be held at 2:00 p.m. on April 11, 2007 in our newly expanded and remodeled corporate office at 449 1200 Street, Humboldt, Kansas.  Thank you for your support throughout the years and God Bless.

                                                                                                            WALTER H. WULF, JR.
                                                                                                        President and Chairman of the Board

The Monarch Cement Company and Subsidiaries
Selected Financial Data
For the Five Years Ended December 31, 2006 (Dollar amounts in thousands except per share data)
	2006	2005	2004	2003	2002
Net sales......................................	$154,213	$ 141,320	$ 145,077	$ 122,028	$ 134,550
Net income .................................	$ 13,215	$ 9,658	$ 2,569	$ 3,820	$ 5,903
Net income per share...................	$3.28	$2.40	$.64	$.95	$1.47
Total assets..................................	$162,504	$ 144,055	$ 135,200	$ 129,832	$ 133,506
Long-term obligations...................	$ 22,083	$ 24,087	$ 26,141	$ 23,048	$ 26,540
Cash dividends declared per share	$.84	$.80	$.80	$.80	$.80
Stockholders' investment per share	$22.84	$22.27	$20.86	$20.66	$19.70

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

Subsidiaries of Monarch (which together with Monarch are referred to herewith as the "Company") are engaged in the ready‑mixed concrete, concrete products and sundry building materials business.  Ready‑mixed concrete is manufactured by combining aggregates with portland cement, water and chemical admixtures in batch plants.  It is then loaded into mixer trucks and mixed in transit to the construction site where it is delivered to the contractor.  Concrete products primarily include pre-formed components produced by the Company that are ready for use in the construction of commercial buildings, institutional facilities and parking garages.

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

The following table sets forth for the Company's last three fiscal years the percentage of total sales by the (1) Cement Business and (2) Ready-Mixed Concrete Business:

	Total Sales
	December 31,
	2006	2005	2004
Cement Business	47.2%	45.5%	35.3%
Ready-Mixed Concrete Business	52.8%	54.5%	64.7%
	100.0%	100.0%	100.0%

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

RESULTS OF OPERATIONS
Ready-Mixed
	Cement Business	Concrete Business	Consolidated
For the Year Ended December 31, 2006 Sales to unaffiliated customers Income (loss) from operations	$ 72,858,017 20,952,199	$ 81,354,611 (1,275,802)	$ 154,212,628 19,676,397
For the Year Ended December 31, 2005 Sales to unaffiliated customers Income (loss) from operations	$ 64,299,277 15,920,874	$ 77,020,651 (2,133,263)	$ 141,319,928 13,787,611

For the Year Ended December 31, 2004 Sales to unaffiliated customers Income (loss) from operations	$ 51,408,457 6,790,090	$ 93,668,097 (4,871,807)	$ 145,076,554 1,918,283

See Note 10 in the Notes to Consolidated Financial Statements for further discussion of each of the Company's reportable operating lines of business.

General--Our products are used in residential, commercial and governmental construction.  In recent years we experienced increased demand for our products.  The combination of residential, commercial and governmental construction activities resulted in the need for increased production to meet our customers' needs.  In response to those needs, we have made, and continue to make, investments in our plant and equipment to increase production and improve efficiencies.

During 2006, we realized a substantial increase in net income due primarily to a combination of increases in price in both the Cement Business and Ready-Mixed Concrete Business, volume in the Cement Business and net sales of construction contracts in the Ready-Mixed Concrete Business.  The improvements we made in our plant and equipment allowed us to produce more cement to meet demand which resulted in better utilization of our equipment and contributed to the substantial improvements in operating profits. The price increases play a key role in helping us keep pace with increases in the cost of labor, raw materials, and transportation and the expense of maintaining state-of-the-art equipment in our capital intensive industry. During the second half of the year, we began to experience the economic effects of the higher interest rates, oil prices and inflation.  The reduction in economic growth caused by these factors resulted in lower overall sales volumes of ready-mixed concrete in the Ready-Mixed Concrete Business and reduced the overall volume increase in the Cement Business.

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

3.

Although we are still in the construction industry, it is on a smaller scale than in prior years.

2006 Compared to 2005--Consolidated net sales for the year ended December 31, 2006 were approximately $154.2 million, an increase of $12.9 million as compared to the year ended December 31, 2005. Sales in our Cement Business were higher by $8.6 million while sales in our Ready-Mixed Concrete business increased $4.3 million.  Cement Business sales increased $1.6 million due to increased volume sold and increased $7.0 million due to price increases.  Sales in our Ready-Mixed Concrete Business increased primarily due to a $4.6 million increase in construction contract sales, which was partially offset by a decrease in ready-mixed concrete and other sundry building material sales of $.3 million, of which $5.3 million was due to price increases and $5.6 million was due to decreased volume.

Consolidated cost of sales for the year 2006 were $5.4 million more than cost of sales for the year 2005. Cost of sales in our Cement Business was higher by $2.2 million while cost of sales in our Ready-Mixed Concrete Business was higher by $3.2 million.  Cement Business cost of sales increased $1.1 million due to the 2.5% increase in volume sold and about $1.1 million due to increased supply costs related to maintenance performed during 2006 and to an increase in depreciation for new equipment coming online. The increase in cost of sales in our Ready-Mixed Concrete Business was primarily due to a combination of raw material price increases and an increase in construction contracts.  Raw materials, including cement, rock, sand and sundry building materials purchased for resale, increased $1.1 million due to increased raw material prices and higher energy prices. The increase in construction contract net sales resulted in a $1.4 million increase in construction related expenses. The remaining $.7 million increase is primarily due to increased production payroll and fringe benefit related expenses.

As a result of the above sales and cost of sales factors, our overall gross profit rate for the year ended December 31, 2006 was 21.9% compared to 18.5% for the year ended December 31, 2005.

Selling, general and administrative expenses increased by 13.3% for the year 2006 as compared to the year 2005.  These costs are normally considered fixed costs that do not vary significantly with changes in sales volume. This increase is primarily due to expenses related to Sarbanes Oxley compliance efforts. Payroll also increased during 2006 as compared to 2005 due to an increase in management personnel responsible for construction contracts.  Early in the first quarter of 2005, the departure of management personnel responsible for construction contracts reduced our administrative costs.  These personnel have been replaced. An increase in health and accident expenses as well as other insurance expenses has also contributed to the increase.

Interest expense increased about $.4 million for the year 2006 as compared to the year 2005 due to an increase in interest rates and an increase in borrowings.  The Company utilized these loans for capital improvements and temporary operating funds.

"Other, net" increased approximately $.2 million for the year 2006 as compared to the year 2005 primarily due to an increase in net oil property income.

The effective tax rates for years 2006 and 2005 were 31.1% and 29.1%, respectively.  The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion, domestic production activities deduction, minority interest in consolidated income and valuation allowance.  During 2006, percentage depletion decreased the effective tax rate by 6.8%.  During 2005, percentage depletion reduced the effective tax rate by 6.7%.

4.

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

LIQUIDITY

We are able to meet our cash needs primarily from a combination of operations and bank loans.  Cash decreased during the year 2006 primarily due to utilization of cash to fund capital expenditures.

5.

In December 2006, we renewed and modified our line of credit with our current lender. Our current unsecured credit commitment consists of a $25 million advancing term loan maturing December 31, 2009 and a $15 million line of credit maturing December 31, 2007.  The term loan bears a floating interest rate based on JP Morgan Chase prime rate less .75% and the line of credit bears a floating interest rate based on lender's national prime rate less 1.00%.  The loan agreement contains a financial covenant related to net worth which the Company was in compliance with at year end.  As of December 31, 2006, we had borrowed $21.4 million on the advancing term loan and $6.4 million on the line of credit leaving a balance available on the line of credit of $8.6 million.  The annual weighted average interest rate we paid on the advancing term loan during 2006 and 2005 was 7.2% and 5.4%, respectively. The annual weighted average interest rate we paid on the line of credit during 2006 and 2005 was 7.0% and 5.2%, respectively.  At year end, the applicable interest rate was 7.50% on the advancing term loan and 7.25% on the line of credit.  The advancing term loan was used to help finance the expansion project at our cement manufacturing facility.  The line of credit was used to cover operating expenses primarily during the first half of the year when we build inventory due to the seasonality of our business and for capital expenditures.  Our board of directors has given management the authority to borrow an additional $10 million for a maximum of $50 million.

Contractual obligations at December 31, 2006, consisting of maturities on long-term debt, line of credit, estimated interest payments on debt, pension, postretirement benefit obligations and open purchase orders are as follows:

	2007	2008	2009	2010	2011	Thereafter
Long-term debt	$ 2,027,377	$ 2,335,278	$ 17,452,131	$ 249,571	$ 8,297	$ 9,733
Line of Credit	6,397,667	-	-	-	-	-
Interest payments	2,070,847	1,453,776	4,323,088	8,188	-	-
Pension	571,000	-	-	-	-	-
Postretirement benefit obligations	1,446,564	1,484,225	1,569,110	1,635,369	1,707,221	9,216,383
Open purchase orders	5,595,620	5,469,055	1,046,157	-	-	-

The long-term debt obligation is based on current interest rates and assumes that the advancing term loan is paid off at maturity.

The Company has been required to make a pension contribution in two of the past three years.  In 2006 and 2005, the Company contributed approximately $.6 million and $.6 million, respectively, to the pension fund.  No estimates of required pension payments have been asked for or made beyond 2007.

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

6.

The Company completed the conversion of our remaining preheater kiln to a precalciner kiln during the first quarter of 2006 at a total cost of approximately $17.0 million.  The conversion of this kiln should increase our production capacity by approximately 200,000 tons per year. We began depreciating the precalciner equipment and related installation costs in the second quarter of 2006.

The Company completed the expansion of its corporate office in the fourth quarter of 2006 at a total cost of approximately $3.4 million. We began depreciating this addition in the fourth quarter of 2006.

Other projects, including changes to our quarrying and grinding operation to supply the raw materials required by the increased kiln capacity, improvements to our fuel handling system and installation of an overland conveyor system to improve efficiencies in moving raw materials, are currently under consideration.  However, we do not anticipate capital expenditures for 2007 to be at the level of 2006 and we do not anticipate the need for additional bank financing other than that available under existing lines of credit.

For several years the Company has paid a $.20 per share dividend in January, March, June and September.  Beginning with the April 2006 Board of Directors meeting, the Board elected to increase these dividends to $.21 per share.  Although dividends are declared at the Board's discretion, we project future earnings will support the continued payment of dividends at the current level.

FINANCIAL CONDITION

Total assets as of December 31, 2006 were $162.5 million, an increase of $18.4 million since December 31, 2005 due primarily to increases in inventories, investments, property, plant and equipment, and deferred income taxes of approximately $4.5 million, $1.8 million, $9.3 million and $5.6 million, respectively.  Cement and work in process inventories were both higher primarily due to greater volumes held in inventory and to the higher cost of those inventories compared to 2005. Operating and maintenance supplies inventory increased due to supplies related to the new construction in the plant. Investments increased due to additional purchases of equity investments as well as an increase in the market price of available-for-sale securities over their market price at the end of 2005. Property, plant and equipment increased as a result of the purchase and installation of new equipment.  Deferred income taxes increased primarily due to adoption of the provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)".  Short-term investments decreased by $1.5 million.  These investments, the result of excess cash at the end of 2005, were converted to cash and used to help fund increases in inventories and the purchase of equipment.

Accounts payable decreased about $3.4 million as of December 31, 2006 compared to December 31, 2005 primarily due to a $1.9 million decrease in capital equipment additions in accounts payable at the end of 2006 compared to 2005. Maintenance projects and additional construction projects near the end of 2005 that did not occur at the end of 2006 also contributed to the decrease in accounts payable at year end.

Indebtedness increased about $4.4 million during the year 2006 primarily as a result of utilizing the line of credit to fund increases in inventories and the purchase of equipment.

7.

During 2006, we adjusted the pension liability, resulting in an increase in total pension liability of $1.0 million and a decrease in stockholders' investment of $.6 million. We also adjusted the postretirement liability, resulting in an increase in accrued postretirement expense of $13.9 million and a decrease in stockholders' investment of $7.4 million. The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on December 31, 2006. The most significant change is the requirement for the Company to recognize the entire overfunded or underfunded status of its defined benefit and postretirement plans as assets or liabilities in its statement of financial position and to recognize changes, net of taxes, in that funded status in the year in which the changes occur through comprehensive income.

Stockholders' investment increased 2.5% during 2006 as a result of net income, which was reduced by dividends and the pension and postretirement changes in comprehensive income due to the adoption of FAS 158. Basic earnings were $3.28 per share and dividends declared were $.84 per share for the year 2006.

CAPITAL RESOURCES

          The Company historically invests $10 million to $12 million per year on capital expenditures to keep its equipment and facilities in good operating condition.  Capital expenditures during 2006 included completion of construction of an addition to our corporate offices and completion of the conversion of our remaining preheater kiln to a precalciner kiln.  We also invested in routine equipment purchases in the Ready-Mixed Concrete Business during 2006.  Property, plant and equipment expenditures for 2006 totaled approximately $22.4 million excluding the amounts that are included in accounts payable.

          Preliminary plans under consideration for 2007 include changes to our quarrying and grinding operation to supply the raw materials required by the increased kiln capacity. The Company also plans to invest in other miscellaneous equipment and facility improvements in both the Cement Business and Ready-Mixed Concrete Business in 2007. It is expected that the Company's capital expenditures will approximate $14 million during 2007 and will be funded with a mixture of cash from operations and temporary bank loans. We anticipate the need for additional bank financing will not exceed the amount available through our existing line of credit.

          Accounting Policies--The critical accounting policies with respect to the Company are those related to pension and postretirement benefits.

          Monarch has defined benefit pension plans covering substantially all permanent employees in the Cement Business.  Plans covering staff (salaried) employees provide pension benefits that are based on years of service and the employee's last sixty calendar months of earnings or the highest five consecutive calendar years of earnings out of the last ten calendar years of service, whichever is greater.  Plans covering production (hourly) employees provide benefits of stated amounts for each year of service.  Generally, Monarch's funding policy is to contribute annually an amount within the minimum/maximum range of tax deductible contributions computed by the actuaries.  Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future. Monarch expects 2007 cash expenditures for these plans to be approximately $.6 million.

          Monarch also provides other postretirement employee benefits including health care and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans.  These benefits are self‑insured by Monarch and are paid out of Monarch's general assets.  Monarch expects 2007 cash expenditures for this plan to be approximately $1.4 million.

8.

We account for our pension plans in accordance with Financial Accounting Standards Board (FASB) Statement No. 87, "Employers' Accounting for Pensions" (FAS 87) and our postretirement benefits in accordance with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106).  In addition, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on December 31, 2006. FAS 87 and FAS 106 require us to make various estimates and assumptions, including discount rates used to value liabilities, expected rates of return on plan assets, salary increases, employee turnover rates, anticipated employee mortality rates and expected future healthcare costs.  The estimates we used are based on our historical experience as well as current facts and circumstances and are updated at least annually.  We use third-party actuaries to assist us in properly measuring the expense and liability associated with these benefits. SFAS 158 require us to recognize the entire overfunded or underfunded status of our defined benefit and postretirement plans as assets or liabilities in the statement of financial position and to recognize changes, net of taxes, in that funded status in the year in which the changes occur through comprehensive income.

          The Financial Accounting Standards Board (FASB) has issued the following new accounting pronouncement.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN48").  FIN 48 clarifies the application of Statement 109 by defining a recognition threshold of "more likely than not" that the position would be sustained upon examination before any part of the benefit of that position be recognized in an enterprise's financial statements. It also provides guidance on the measurement of the tax position. This Interpretation will be effective for fiscal years beginning after December 15, 2006.  The Company has not yet determined the impact, if any, that this new pronouncement will have on the Company's consolidated financial statements.

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

9.

STOCK MARKET AND DIVIDEND DATA

On March 1, 2007, Monarch's stock was held by approximately 700 record holders.  Monarch is the transfer agent for Monarch's stock which is traded on the over‑the‑counter market.  Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.  Following is a schedule of the range of low and high bid quotations as reported by Yahoo! at http://finance.yahoo.com/, and dividends declared for each quarter of our two latest fiscal years:

	2006			2005
	Price		Dividends	Price		Dividends
Quarter	Low	High	Declared	Low	High	Declared
First	$23.150	$29.000	$ -	$22.100	$23.410	$ -
Second	$26.000	$30.000	$.21	$22.100	$24.250	$.20
Third	$25.100	$29.500	$.21	$21.050	$26.210	$.20
Fourth	$27.520	$33.000	$.42*	$22.550	$25.000	$.40*

                 *Reflects declaration of two $.21 and $.20 dividends payable in the first quarter of 2007 and 2006, respectively.

In accordance with the Company's loan agreement, it is required to maintain a minimum net worth. See Footnote 4.

The following performance graph and table show a five-year comparison of cumulative total returns for the Company, the S&P 500 composite index and an index of two peer groups of companies selected by the Company.

The cumulative total return on investment for each of the periods for the Company, the S&P 500 and the two peer groups is based on the stock price or composite index at January 1, 2002.  The performance graph assumes that the value of an investment in the Company's capital stock and each index was $100 at January 1, 2002 and that all dividends were reinvested.  The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

10.

	12/01	12/02	12/03	12/04	12/05	12/06

The Monarch Cement Company	100.00	97.99	111.07	136.28	146.43	213.20
S & P 500	100.00	77.90	100.24	111.15	116.61	135.03
New Peer Group	100.00	85.32	114.49	139.88	146.71	217.64
Old Peer Group	100.00	92.99	138.91	225.83	296.78	311.66

The performance graph compares the performance of the Company with that of the S&P 500 composite index and an index of two peer groups of companies in the Company's industry in which the returns are weighted according to each company's market capitalization.  The new peer group consists of Cemex SA De CV, Eagle Materials, Inc., Florida Rock Industries, Inc., Lafarge S.A., Ready Mix, Inc. and Texas Industries, Inc.  The only difference between the old and new peer groups is that Lafarge S.A. was substituted for Lafarge North America, Inc. in the new peer group because Lafarge North America's shares were acquired by Lafarge S.A.

11.

 MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP").  Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  No evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006.  In making this assessment, management used the framework and criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2006.

Our assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by BKD, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

                                                                                          THE MONARCH CEMENT COMPANY

12.

BKD LLP

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that The Monarch Cement Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Twelve Wyandotte Plaza 120 West 12th Street, Suite 1200 Kansas City, MO 64105-1936 816 221-6300 Fax 816-221-6380

Beyond Your Numbers bkd.com

13.

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Page 2

In our opinion, management's assessment that The Monarch Cement Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, The Monarch Cement Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of The Monarch Cement Company and our report dated March 12, 2007 expressed an unqualified opinion thereon.

BKD, LLP

Kansas City, Missouri
March 12, 2007

14.

BKD LLP

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statement, in 2006 the Company changed its method of accounting for pension and other post-retirement benefits.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Monarch Cement Company's internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2007 expressed unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

Kansas City, Missouri
March 12, 2007

Twelve Wyandotte Plaza 120 West 12th Street, Suite 1200 Kansas City, MO 64105-1936 816 221-6300 Fax 816-221-6380

Beyond Your Numbers

bkd.com

15.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS	2 0 0 6	2 0 0 5
CURRENT ASSETS:
Cash and cash equivalents	$ 2,410,623	$ 4,895,561
Short-term investment, at cost which approximates market	-	1,500,000
Receivables, less allowances of $641,000 in 2006 and
$602,000 in 2005 for doubtful accounts	14,795,481	14,186,551
Inventories, priced at cost which is not in excess of market-
Finished cement	$ 3,988,211	$ 1,868,412
Work in process	2,753,095	1,632,780
Building products	3,693,636	3,457,813
Fuel, gypsum, paper sacks and other	3,465,194	3,317,283
Operating and maintenance supplies	8,677,942	7,850,617
Total inventories	$ 22,578,078	$ 18,126,905
Refundable federal and state income taxes	739,574	-
Deferred income taxes	670,000	665,000
Prepaid expenses	284,599	80,843
Total current assets	$ 41,478,355	$ 39,454,860
PROPERTY, PLANT AND EQUIPMENT, at cost, less accumulated depreciation
and depletion of $131,120,295 in 2006 and $121,060,864 in 2005	95,112,389	85,815,343
DEFERRED INCOME TAXES	9,692,000	4,111,000
INVESTMENTS	15,275,669	13,454,631
OTHER ASSETS	945,429	1,219,082
	$ 162,503,842	$ 144,054,916
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
Accounts payable	$ 5,579,416	$ 8,971,830
Line of credit payable	6,397,667	-
Current portion of advancing term loan	2,027,377	1,965,106
Accrued liabilities-
Dividends	1,691,322	1,610,783
Compensation and benefits	2,622,684	3,443,226
Federal and state income taxes	-	29,776
Miscellaneous taxes	704,594	664,423
Other	1,083,402	751,613
Total current liabilities	$ 20,106,462	$ 17,436,757
LONG-TERM DEBT	20,055,010	22,121,890
ACCRUED POSTRETIREMENT BENEFITS	25,322,665	11,456,039
ACCRUED PENSION EXPENSE	4,040,213	2,121,155
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1,023,116	1,246,317
STOCKHOLDERS' INVESTMENT
Capital Stock, par value $2.50 per share, one vote per share ‑
Authorized 10,000,000 shares, Issued 2,488,285 shares at
December 31, 2006 and 2,464,926 shares at December 31, 2005	$ 6,220,713	$ 6,162,315
Class B Capital Stock, par value $2.50 per share, ten votes per share - Authorized 10,000,000 shares, Issued 1,538,673 shares at
December 31, 2006 and 1,562,032 shares at December 31, 2005	3,846,682	3,905,080
Retained earnings	86,797,943	76,965,363
Accumulated other comprehensive income (loss)	(4,908,962)	2,640,000
Total stockholders' investment	$ 91,956,376	$ 89,672,758
	$ 162,503,842	$ 144,054,916

See notes to consolidated financial statements

16.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
	2006	2005	2004
NET SALES	$ 154,212,628	$ 141,319,928	$ 145,076,554

COST OF SALES	120,492,566	115,137,868	130,989,824
Gross profit from operations	$ 33,720,062	$ 26,182,060	$ 14,086,730

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	14,043,665	12,394,449	12,168,447
Income from operations	$ 19,676,397	$ 13,787,611	$ 1,918,283

OTHER INCOME (EXPENSE)
Interest income	$ 307,359	$ 418,290	$ 379,449
Interest expense	(1,911,830)	(1,507,267)	(926,363)
Other, net	1,108,299	919,735	2,547,834
	$ (496,172)	$ (169,242)	$ 2,000,920

INCOME BEFORE PROVISION FOR INCOME TAXES	$ 19,180,225	$ 13,618,369	$ 3,919,203

PROVISION FOR INCOME TAXES	5,965,000	3,960,000	1,350,000

NET INCOME	$ 13,215,225	$ 9,658,369	$ 2,569,203

Basic earnings per share	$3.28	$2.40	$.64

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
	2006	2005	2004
NET INCOME	$ 13,215,225	$ 9,658,369	$ 2,569,203

UNREALIZED APPRECIATION (DEPRECIATION) ON
AVAILABLE FOR SALE SECURITIES (Net of deferred
tax (benefit) expense of $308,000, $395,000, and $1,615,000
for 2006, 2005 and 2004, respectively)	462,000	588,205	2,470,400

RECLASSIFICATION ADJUSTMENT FOR
REALIZED (GAINS) LOSSES INCLUDED IN
NET INCOME (Net of deferred tax (benefit) expense of $0,
$155,000 and $515,000 for 2006, 2005 and 2004, respectively)	-	(228,205)	(770,400)

MINIMUM PENSION LIABILITY (Net of deferred tax (benefit) expense of
$497,000, $(760,000) and $(160,000) for 2006, 2005 and 2004, respectively)	744,802	(1,140,000)	(240,000)

ADOPTION OF FAS 158-PENSION LIABILITY (Net of deferred tax
(benefit) expense of $(872,000), $0 and $0 for 2006, 2005 and
2004, respectively)	(1,311,444)	-	-

ADOPTION OF FAS 158-POST-RETIREMENT LIABILITY (Net of
deferred tax (benefit) expense of $(4,960,000), $0 and $0 for 2006,
2005 and 2004, respectively)	(7,444,320)	-	-
COMPREHENSIVE INCOME	$ 5,666,263	$ 8,878,369	$ 4,029,203

See notes to consolidated financial statements
17.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

				Accumulated
		Class B		Other
	Capital	Capital	Retained	Comprehensive	Stockholders'
	Stock	Stock	Earnings	Income	Investment
Balance at January 1, 2004	$ 5,973,453	$ 4,093,942	$ 71,180,923	$ 1,960,000	$ 83,208,318

Net income	-	-	2,569,203	-	2,569,203
Dividends declared ($.80 per share)	-	-	(3,221,566)	-	(3,221,566)
Transfer of shares	42,040	(42,040)	-	-	-
Change in unrealized appreciation
on available for sale securities	-	-	-	1,700,000	1,700,000
Adjustment to recognize
minimum pension liability	-	-	-	(240,000)	(240,000)

Balance at December 31, 2004	$ 6,015,493	$ 4,051,902	$ 70,528,560	$ 3,420,000	$ 84,015,955

Net income	-	-	9,658,369	-	9,658,369
Dividends declared ($.80 per share)	-	-	(3,221,566)	-	(3,221,566)
Transfer of shares	146,822	(146,822)	-	-	-
Change in unrealized appreciation
on available for sale securities	-	-	-	360,000	360,000
Adjustment to recognize
minimum pension liability	-	-	-	(1,140,000)	(1,140,000)
Balance at December 31, 2005	$ 6,162,315	$ 3,905,080	$ 76,965,363	$ 2,640,000	$ 89,672,758

Net income	-	-	13,215,225	-	13,215,225
Dividends declared ($.84 per share)	-	-	(3,382,645)	-	(3,382,645)
Transfer of shares	58,398	(58,398)	-	-	-
Change in unrealized appreciation
on available for sale securities	-	-	-	462,000	462,000
Adjustment to recognize
minimum pension liability	-	-	-	744,802	744,802
Adjustment to initially apply FAS 158-
pension liability	-	-	-	(1,311,444)	(1,311,444)
Adjustment to initially apply FAS 158-
post-retirement liability	-	-	-	(7,444,320)	(7,444,320)
Balance at December 31, 2006	$ 6,220,713	$ 3,846,682	$ 86,797,943	$ (4,908,962)	$ 91,956,376

See notes to consolidated financial statements

18.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
OPERATING ACTIVITIES:
Net income	$ 13,215,225	$ 9,658,369	$ 2,569,203
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation, depletion and amortization	11,312,741	10,923,917	10,750,447
Minority interest in earnings (losses) of subsidiaries	(4,553)	63,587	(527,225)
Deferred income taxes	(599,000)	(1,760,000)	(644,000)
Gain on disposal of assets	(217,708)	(226,420)	(264,944)
Realized gain on sale of other investments	-	(384,376)	(1,285,400)
Change in assets and liabilities:
Receivables, net	(608,930)	(662,735)	328,780
Inventories	(4,451,173)	(178,663)	(1,829,990)
Refundable income taxes	(739,574)	812,807	(812,807)
Prepaid expenses	(203,756)	89,393	(15,225)
Other assets	60,523	41,984	36,398
Accounts payable and accrued liabilities	(1,123,145)	1,976,883	(623,472)
Accrued postretirement benefits	1,501,670	1,438,636	823,119
Accrued pension expense	63,416	(1,016,872)	452,484
Net cash provided by operating activities	$ 18,245,736	$ 20,776,510	$ 8,957,368

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	$ (22,405,144)	$ (14,380,650)	$ (12,720,642)
Proceeds from disposals of property, plant and equipment	353,203	505,809	654,378
Payment for purchases of equity investments	(1,051,038)	-	(589,872)
Proceeds from disposals of equity investments	-	1,150,246	2,557,673
(Increase) decrease in short-term investments, net	1,500,000	(1,500,000)	-
Purchases of subsidiaries' stock	(192,914)	(398,752)	(118,999)
Net cash used for investing activities	$ (21,795,893)	$ (14,623,347)	$ (10,217,462)

FINANCING ACTIVITIES:
Increase (decrease) in line of credit, net	$ 6,397,667	$ (981,667)	$ 981,667
Proceeds from bank loans	-	-	5,805,645
Payment on bank loans	(1,782,463)	(1,791,944)	(2,527,258)
Payments on other long-term debt	(222,146)	(261,678)	(186,048)
Cash dividends paid	(3,302,106)	(3,221,566)	(3,221,566)
Subsidiaries' dividends paid to minority interest	(25,733)	-	(31,111)
Net cash provided by (used for) financing activities	$ 1,065,219	$ (6,256,855)	$ 821,329

Net decrease in cash and cash equivalents	$ (2,484,938)	$ (103,692)	$ (438,765)
Cash and Cash Equivalents, beginning of year	4,895,561	4,999,253	5,438,018
Cash and Cash Equivalents, end of year	$ 2,410,623	$ 4,895,561	$ 4,999,253

Additional Cash Flow Information:
Interest paid, net of amount capitalized	$ 1,915,473	$ 1,512,196	$ 930,675
Income taxes paid, net of refunds	$ 7,271,924	$ 4,876,767	$ 3,141,181
Capital equipment additions included in accounts payable	$ 164,847	$ 2,037,838	$ -

See notes to consolidated financial statements

19.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

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

(b)     Principles of Consolidation‑‑Monarch has direct control of certain operating companies that have been deemed to be subsidiaries within the meaning of accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission.  Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements.  All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income (loss) have been recorded as reductions or increases in other income in the accompanying statements of income.  The minority interests in net income (loss) were $(4,553), $63,587 and $(527,225) during 2006, 2005 and 2004, respectively.

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

 (d)     Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.  At December 31, 2006 and 2005, cash equivalents consisted primarily of money market investments and repurchase agreements with various banks.  From time to time, the Company's cash accounts exceed federally insured limits.

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

(g)     Inventories‑‑Inventories of finished cement and work in process are recorded at the lower of cost or market on a last‑in, first‑out (LIFO) basis.  Total inventories reported under LIFO amounted to $6,741,306 and $3,444,767 as of December 31, 2006 and 2005, respectively.  Under the average cost method of accounting (which approximates current cost), these inventories would have been $2,084,000, $1,837,000 and $2,000,000 higher than those reported at December 31, 2006, 2005 and 2004, respectively.  The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

20.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

          Other inventories are purchased from outside suppliers.  Fuel and other materials are priced by the first‑in, first‑out (FIFO) method while operating and maintenance supplies are recorded using the average cost method.

          (h)     Property, Plant and Equipment‑‑Property, plant and equipment are stated at cost of acquisition or construction.  The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment.  During 2006, 2005 and 2004, the Company capitalized approximately $236,100, $53,700 and $48,000, respectively, of interest expense related to current construction projects.

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

          (i)     Income Taxes‑‑Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities.  A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

          (j)     Revenue Recognition‑‑The Company records revenue from the sale of cement, ready-mixed concrete, concrete products and sundry building materials following delivery of the products to customers. Concrete products are also sold through long-term construction contracts.  Revenues for these contracts are recognized on the percentage-of-completion method based on the costs incurred relative to total estimated costs. Full provision is made for any anticipated losses.  Billings for long-term construction contracts are rendered monthly, including the amount of retainage withheld by the customer until contract completion.  Retainages are included in receivables and are generally due within one year.

          (k)     Cost of Sales--The Company considers all production and shipping costs, (gain) loss on disposal of assets, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs as cost of sales.

          (l)     Selling, General and Administrative Expenses--Selling, general and administrative expenses consists of sales personnel salaries and expenses, promotional costs, accounting personnel salaries and expenses, director and administrative officer salaries and expenses, legal and professional expenses, and other expenses related to overall corporate costs.

           (m)     Earnings per Share‑‑Basic earnings per share is based on the weighted average common shares outstanding during each year.  Diluted earnings per share is based on the weighted average common and common equivalent shares outstanding each year.  Monarch has no common stock equivalents and therefore does not report diluted earnings per share.  The weighted average number of shares outstanding was 4,026,958 in 2006, 2005 and 2004.

21.

          (n)     Self Insurance‑‑The Company has elected to self-insure certain costs related to employee health and accident benefit programs.  Costs resulting from self-insured losses are charged to income when incurred.

          (o)     Disclosure about Fair Value of Financial Instruments--Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  Cash and cash equivalents, receivables, accounts payable, bank loans payable and long-term debt have carrying values that approximate fair values.  Investment fair values equal quoted market prices, if available.  If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

(p)     Disclosure about Defined Benefit Pension and Other Postretirement Plans--The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on December 31, 2006. The most significant change is the requirement for the Company to recognize the entire overfunded or underfunded status of its defined benefit and postretirement plans as assets or liabilities in its statement of financial position and to recognize changes, net of taxes, in that funded status in the year in which the changes occur through comprehensive income.  The following table presents the incremental effect of applying FASB Statement No. 158 on individual line items in the Statement of Financial Position as of December 31, 2006:

	Before Application of Statement 158	Adjustments	After Application of Statement 158
Deferred Income Taxes (long-term asset)	$ 3,860,000	$ 5,832,000	$ 9,692,000
Accrued Pension Expense (long-term liability)	1,856,769	2,183,444	4,040,213
Accrued Postretirement Benefits (long-term liability)	12,918,345	12,404,320	25,322,665
Accumulated other comprehensive income	3,846,802	(8,755,764)	(4,908,962)
Total stockholders' investment	100,712,140	(8,755,764)	91,956,376

(2)     INVESTMENTS

        Investments include equity securities which have been classified as available-for-sale.  Realized gains are computed using the specific identification method.  The equity investment results for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Fair value of investments	$ 15,275,669	$ 13,454,631	$ 13,620,501
Cost of investments	6,405,669	5,354,631	6,120,501
Gross unrealized gains	$ 8,870,000	$ 8,100,000	$ 7,500,000

Unrealized gain recorded in equity	$ 5,322,000	$ 4,860,000	$ 4,500,000
Deferred income taxes	3,548,000	3,240,000	3,000,000
	$ 8,870,000	$ 8,100,000	$ 7,500,000

Proceeds from sale of securities	-	$ 1,150,246	$ 2,557,673
Realized gains	-	$ 384,376	$ 1,285,400

22.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(3)     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2006 and 2005 consisted of::
	Depreciation Lives (Years)	2006	2005

Quarry lands		$ 1,806,742	$ 1,806,742
Mill site and buildings	12-50	23,757,916	22,798,168
Machinery and equipment	5-25	151,099,289	127,303,293
Transportation equipment	3-12	34,537,030	33,273,660
Office furniture and fixtures	5-20	1,997,048	1,735,603
Office and other buildings	10-30	8,705,396	5,055,887
Construction in process		4,329,263	14,902,854
		$ 226,232,684	$ 206,876,207
Less--Accumulated depreciation and depletion		131,120,295	121,060,864
		$ 95,112,389	$ 85,815,343

4)     LINE OF CREDIT AND LONG-TERM DEBT

In December 2006, Monarch renewed and modified its line of credit with a bank.  Monarch's current unsecured credit commitment consists of a $25,000,000 advancing term loan maturing December 31, 2009 and a $15,000,000 line of credit maturing December 31, 2007.  At December 31, 2006 and 2005, there was $6,397,667 and $-0-, respectively, borrowed against the line of credit.  This line contains a financial covenant related to net worth which the Company was in compliance with at year end.  Interest on the line of credit varies with the lender's National Prime rate less 1.00% for 2006 and 2005.  The applicable interest rate was 7.25% and 6.25% on December 31, 2006 and 2005, respectively, and is payable quarterly.

	2006	2005

Note payable, bank (a)	$ 21,425,593	$ 23,208,056
Other	656,794	878,940
	$ 22,082,387	$ 24,086,996
Less current maturities	2,027,377	1,965,106
	$ 20,055,010	$ 22,121,890

(a) Due December 31, 2009; payable $899,717 quarterly including interest; interest computed based on JP Morgan Chase prime rate less .75% subject to a financial covenant related to net worth which the Company was in compliance with at year end.

Aggregate annual maturities of long-term debt as of December 31, 2006 are:

2007	2,027,377
2008	2,335,278
2009	17,452,131
2010	249,571
2011	8,297
Thereafter	9,733
$22,082,387

(5)     INCOME TAXES

          The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:

23.

	2006	2005	2004

Taxes currently payable	$ 6,524,000	$ 5,720,000	$ 1,994,000
Deferred income taxes	(559,000)	(1,760,000)	(644,000)
Income tax expense	$ 5,965,000	$ 3,960,000	$ 1,350,000

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is as follows:
	2006	2005	2004

Computed at statutory rate (34%; over $10 million-35%)	$ 6,613,000	$ 4,659,000	$ 1,333,000
Increase (decrease) resulting from:
State income taxes, net of federal tax benefit	412,000	149,000	(47,000)
Percentage depletion	(1,309,000)	(913,000)	(523,000)
Valuation allowance	530,000	220,000	661,000
Domestic production activities deduction	(208,000)	(147,000)	-
Minority interest in consolidated income (loss)	(2,000)	22,000	(138,000)
Other	(71,000)	(30,000)	64,000
Provision for income taxes	$ 5,965,000	$ 3,960,000	$ 1,350,000

                  The tax effects of significant temporary differences relating to deferred taxes shown on the balance sheets were:

	2006	2005

Current:
Allowance for doubtful accounts	$ 256,000	$ 241,000
Accrued vacation	414,000	383,000
Other	-	41,000
Net current deferred tax assets	$ 670,000	$ 665,000

Noncurrent:
Depreciation	$ (743,000)	$ (653,000)
Postretirement benefits	10,687,000	5,127,000
Pension liability (minimum in 2005)	1,855,000	1,480,000
Unrealized holding gains	(3,548,000)	(3,240,000)
Net operating loss carryforwards	1,040,000	1,038,000
Other, net	401,000	359,000
Net long-term deferred tax assets	$ 9,692,000	$ 4,111,000

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

(6)     POSTRETIREMENT BENEFITS

Monarch provides certain postretirement health care and life insurance benefits to all retired employees in the Cement Business who, as of their retirement date, meet the eligibility requirements.  These benefits are self‑insured by Monarch and are paid out of Monarch's general assets.  Monarch expects 2007 cash expenditures for this plan to be approximately $1,400,000.

24.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Monarch uses a December 31 measurement date for the plans.  At December 31, 2006 and 2005, the current portion of the accrued benefit cost of approximately $1,400,000 and $1,360,000 respectively is recorded in compensation and benefits.  Information about the plans' funded status and postretirement cost follows:

	2006	2005

Change in benefit obligation
Beginning of year	$ 24,117,734	$ 18,040,481
Service cost	526,652	459,788
Interest cost	1,495,069	1,446,965
Actuarial loss	1,989,993	7,082,412
Medicare Part D Subsidy	-	(1,719,696)
Benefits and expenses paid	(1,406,783)	(1,192,216)
End of year	$ 26,722,665	$ 24,117,734

Funded status	$ (26,722,665)	$ (24,117,734)
Unrecognized net actuarial loss	-	11,301,059
Accrued benefit cost	$ (26,722,665)	$ (12,816,675)

The assumed annual rate of increase in the per capita cost of covered health care benefits was 10% for 2006, 9% for 2005 and 10% for 2004.  This trend rate is assumed to decrease in future years--1% per year to an ultimate annual rate of 5%.  Following are the components of net periodic benefit cost:

	2006	2005	2004

Components of net periodic benefit cost
Service cost	$ 526,652	$ 459,788	$ 426,079
Interest cost	1,495,069	1,446,965	1,168,538
Unrecognized net loss	886,732	724,099	428,134
Net periodic benefit cost	$ 2,908,453	$ 2,630,852	$ 2,022,751
Weighted-average assumptions as of December 31
Discount rate	5.75%	5.75%	6.00%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on interest and service cost	$ 352,009	$ (280,907)
Effect on postretirement benefit obligation	3,798,372	(3,131,890)

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

The following benefit payments (net of employee contributions) are expected to be paid as of December 31, 2006:

	Gross	Subsidy Receipts	Net
2007	$ 1,446,564	$ 57,375	$ 1,389,189
2008	1,484,225	63,800	1,420,425
2009	1,569,110	67,391	1,501,719
2010	1,635,369	68,898	1,566,471
2011	1,707,221	70,651	1,636,570
2012-2016	9,216,383	399,637	8,816,746

25.

(7)     PENSION PLANS

Monarch has noncontributory defined benefit pension plans covering substantially all employees in the Cement Business who meet the eligibility requirements.  Generally, Monarch's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.  Monarch expects to contribute approximately $571,000 to the plans in 2007.

Monarch uses a December 31 measurement date for the plans.  At December 31, 2006 and 2005, the current portion of the pension liability of $-0- and $914,000, respectively, is recorded in compensation and benefits. The accumulated benefit obligation in 2005 was $28,049,029.  Information about the plans' funded status and pension cost follows:

	2006	2005

Change in benefit obligation
Beginning of year	$ 29,708,998	$ 27,729,906
Service cost	550,235	512,671
Interest cost	1,712,643	1,681,656
Actuarial loss	513,643	1,521,755
Benefits paid and expenses	(1,786,126)	(1,736,990)
End of year	$ 30,699,393	$ 29,708,998
Change in fair value of plan assets
Beginning of year	$ 24,468,209	$ 24,368,892
Actual return on plan assets	3,368,789	1,239,597
Employer contribution	608,308	596,710
Benefits paid and expenses	(1,786,126)	(1,736,990)
End of year	$ 26,659,180	$ 24,468,209

Funded status	$ (4,040,213)	$ (5,240,789)
Unrecognized net actuarial loss	N/A	5,358,119
Unrecognized prior service cost	N/A	547,515
Prepaid benefit cost	N/A	$ 664,845
Adjustment required to recognize minimum liability	N/A	(4,245,666)
Pension liability	$ (4,040,213)	$ (3,580,821)

Other amounts recognized in the balance sheets:
Accumulated other comprehensive income	$ (2,786,642)	$ (2,220,000)

        The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31 are as follows:

	2006	2005	2004
Discount rate - benefit obligation	5.75%	5.75%	6.00%
Discount rate - pension cost	5.75%	6.00%	6.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase (Staff plan only)	4.50%	4.50%	4.50%

The following table presents the components of net periodic pension cost as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
Service cost	$ 550,235	$ 512,671	$ 459,956
Interest cost	1,712,643	1,681,656	1,633,103
Expected return on plan assets	(1,896,034)	(1,873,733)	(1,840,183)
Amortization of transitional obligation	-	-	-
Amortization of prior service cost	75,123	75,123	75,123
Recognized net actuarial gain	229,757	98,121	24,485
Net periodic pension expense	$ 671,724	$ 493,838	$ 352,484

26.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets as well as current facts and circumstances.

Plan assets are held by a trustee bank.  A fund manager has been retained to make all investment decisions within guidelines specified by Monarch.  The guidelines permit investment in both equities and fixed income securities including common stocks, corporate bonds and debentures and U.S. Government securities.  Asset allocation is primarily based on a strategy to provide stable earnings while still permitting the plan to recognize potentially higher returns through investment in equity securities.  The target asset allocation percentages for 2006 and 2005 are as follows:

Equities	60%
Fixed Income	40%

The Plan allows a 5% fluctuation before assets are re-balanced.  At December 31, 2006 and 2005, plan assets by category were as follows:

	2006	2005
Equities	62%	61%
Debt securities	33%	37%
Other	5%	2%

The following benefit payments are expected to be paid as of December 31, 2006:

2007	$1,966,983
2008	2,014,730
2009	1,990,743
2010	1,954,285
2011	2,009,798
2012-2016	10,645,069

The Company has defined contribution plans covering substantially all permanent employees of the Ready‑Mixed Concrete Business.  These plans allow the Company, at its discretion, to match the employee's contributions.  For the 2006, 2005 and 2004 plan years, the Company matched 25% of the first 6% of the employee's compensation up to a maximum match of $2,500.  The Company contributed $58,922, $95,302 and $76,429 to these plans for the years 2006, 2005 and 2004, respectively.  The Company expects to contribute $75,000 to these plans in 2007.

(8)     SIGNIFICANT ESTIMATES AND CERTAIN CONCENTRATIONS

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

          Thirty-nine percent (39%) of the Company's employees are covered by various collective bargaining agreements.  One agreement, covering forty-seven percent (47%) of our union employees (eighteen percent (18%) of our total employees), expires in 2007. The Company believes it has a good working relationship with its employees and has been successful in negotiating multiyear union contracts without work stoppages.

27.

(9)     STOCKHOLDERS' INVESTMENT

Capital Stock and Class B Capital Stock have the same rights except as follows:  Class B Capital Stock has voting rights of ten votes per share and restricted transferability; Class B Capital Stock is convertible at all times into Capital Stock on a share-for-share basis; and Capital Stock has one vote per share and is freely transferable.

(10)   LINES OF BUSINESS

The Company groups its operations into two lines of business - Cement Business and Ready-Mixed Concrete Business.  The Company's business lines are separate business units that offer different products. The accounting policies for each line are the same as those described in the summary of significant accounting policies.

Following is information for each line for the years ended December 31, 2006, 2005 and 2004:

	Cement Business	Ready-Mixed Concrete Business	Adjustments and Eliminations	Consolidated
For the Year Ended December 31, 2006
Sales to unaffiliated customers	$ 72,858,017	$ 81,354,611	$ ‑	$ 154,212,628
Intersegment sales	13,112,128	915	(13,113,043)	‑
Total net sales	$ 85,970,145	$ 81,355,526	$ (13,113,043)	$ 154,212,628

Income (loss) from operations	$ 20,952,199	$ (1,275,802)		$ 19,676,397
Other income, net				(496,172)
Income before income taxes				$ 19,180,225

Identifiable assets at December 31, 2006	$ 98,342,645	$ 34,427,902		$ 132,770,547
Corporate assets				29,733,295
Total assets at December 31, 2006				$ 162,503,842
For the Year Ended December 31, 2005
Sales to unaffiliated customers	$ 64,299,277	$ 77,020,651	$ ‑	$ 141,319,928
Intersegment sales	13,536,287	10,091	(13,546,378)	‑
Total net sales	$ 77,835,564	$ 77,030,742	$ (13,546,378)	$ 141,319,928

Income (loss) from operations	$ 15,920,874	$ (2,133,263)		$ 13,787,611
Other expense, net				(169,242)
Income before income taxes				$ 13,618,369

Identifiable assets at December 31, 2005	$ 82,405,866	$ 35,803,776		$ 118,209,642
Corporate assets				25,845,274
Total assets at December 31, 2005				$ 144,054,916

For the Year Ended December 31, 2004
Sales to unaffiliated customers	$ 51,408,457	$ 93,668,097	$ ‑	$ 145,076,554
Intersegment sales	11,048,074	-	(11,048,074)	‑
Total net sales	$ 62,456,531	$ 93,668,097	$ (11,048,074)	$ 145,076,554

Income (loss) from operations	$ 6,790,090	$ (4,871,807)		$ 1,918,283
Other income, net				2,000,920
Income before income taxes				$ 3,919,203

Identifiable assets at December 31, 2004	$ 76,018,017	$ 35,572,519		$ 111,590,536
Corporate assets				23,609,630
Total assets at December 31, 2004				$ 135,200,166

28.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Total sales by line of business before adjustments and eliminations includes both sales to unaffiliated customers (as reported in the Company's consolidated statements of income, comprehensive income and stockholders' investment) and intersegment sales.  Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

Income from operations is total net sales less operating expenses.  In computing income from operations, none of the following items have been added or deducted:  general corporate income and expenses; interest expense; and income taxes.  Depreciation and depletion for the Cement Business and Ready‑Mixed Concrete Business, respectively, was:  $6,390,491 and $4,721,130 in 2006, $5,297,531 and $5,373,466 in 2005 and $5,044,610 and $5,419,696 in 2004.  Capital expenditures for the Cement Business and Ready‑Mixed Concrete Business, respectively, were:  $16,570,909 and $3,961,244 in 2006, $13,008,188 and $3,410,300 in 2005 and $7,723,336 and $4,997,306 in 2004.  Identifiable assets by line of business are those assets that are used in the Company's operations in each industry.

During 2006, 2005 and 2004, there were no sales to any one customer in excess of 10% of consolidated net sales.

(11)   QUARTERLY FINANCIAL INFORMATION (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Net sales	$ 31,211,502	$ 43,570,624	$ 44,200,862	$ 35,229,640
Income from operations	1,414,000	8,146,873	7,039,546	3,075,978
Net income	1,007,268	5,491,290	4,859,486	1,857,181
Basic earnings per share	$.25	$1.36	$1.21	$.46

2005
Net sales	$ 24,541,081	$ 37,272,061	$ 41,855,661	$ 37,651,125
Income (loss) from operations	(118,440)	3,698,770	7,479,681	2,727,600
Net income	132,461	2,278,023	4,928,809	2,319,076
Basic earnings per share	$.03	$.57	$1.22	$.58

(12)   OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income included in the balance sheet at December 31 is as follows:

	2005	Change	2006
Unrealized appreciation on available
for sale securities	$ 4,860,000	$ 462,000	$ 5,322,000
Minimum pension liability	(2,220,000)	744,802
Adoption of FAS 158-pension liability		(1,311,444)	(2,786,642)
Adoption of FAS 158-postretirement liability	-	(7,444,320)	(7,444,320)
	$ 2,640,000	$ (7,548,962)	$ 4,908,962

	2004	Change	2005
Unrealized appreciation on available
for sale securities	$ 4,500,000	$ 360,000	$ 4,860,000
Minimum pension liability adjustment	(1,080,000)	(1,140,000)	(2,220,000)
	$ 3,420,000	$ (780,000)	$ 2,640,000

29.

(13)   FUTURE CHANGE IN ACCOUNTING PRINCIPLES

          The Financial Accounting Standards Board (FASB) has issued the following new accounting pronouncement.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN48").  FIN 48 clarifies the application of Statement 109 by defining a recognition threshold of "more likely than not" that the position would be sustained upon examination before any part of the benefit of that position be recognized in an enterprise's financial statements. It also provides guidance on the measurement of the tax position. This Interpretation will be effective for fiscal years beginning after December 15, 2006.  The Company has not yet determined the impact, if any, that this new pronouncement will have on the Company's consolidated financial statements.

30.

CORPORATE INFORMATION

CORPORATE OFFICE	DIRECTORS
449 1200 Street	Jack R. Callahan
P.O. Box 1000	Retired President, The Monarch Cement Company
Humboldt, KS 66748	Ronald E. Callaway
Phone: (620) 473-2222	Retired feed yard manager
Fax: (620) 473-2447	David L. Deffner
Director of Music, Davis Community Church
AUDITORS	Robert M. Kissick
BKD, LLP	Chairman, Hydraulic Power Systems, Inc.
Kansas City, Missouri	Gayle C. McMillen
Music Coordinator, Trinity United Methodist Church
ANNUAL MEETING	Richard N. Nixon
The annual meeting of the stockholders of	Partner in law firm of Stinson Morrison Hecker LLP
The Monarch Cement Company is held the	Byron J. Radcliff
second Wednesday in April of each year at the	Rancher
Company's corporate offices.	Byron K. Radcliff
Owner/Manager, Radcliff Ranch
TRANSFER AGENT AND REGISTRAR	Michael R. Wachter
The Monarch Cement Company	Vice President, Civil Engineer and Director of
P.O. Box 1000	Operations,Concrete Technology Corp.
Humboldt, KS 66748-0900	Walter H. Wulf, Jr.
shareholder.relations@monarchcement.com	President and Chairman of the Board
Walter H. Wulf, III
STOCK TRADING INFORMATION	District Sales Manager, General Motors Corporation
Trading Symbol: MCEM
Over-the-Counter Market

INVESTOR RELATIONS
Inquiries may be directed to Debra P. Roe,	OFFICERS
Chief Financial Officer and Assistant Secretary-	Walter H. Wulf, Jr.
Treasurer, at the corporate address shown above.	President and Chairman of the Board
*Byron K. Radcliff
FORM 10-K	Vice Chairman of the Board, Secretary and Treasurer
The Company's Annual Report on Form 10-K, as	*Robert M. Kissick
filed with the Securities and Exchange Commission,	Vice President
is available through the SEC Filings link of the	Rick E. Rush
Company's website,	Vice President
http://www.monarchcement.com.	Debra P. Roe
Chief Financial Officer and Assistant Secretary-Treasurer
The Company's financial information is also available	Lisa J. Fontaine
from the SEC at their EDGAR internet address,	Assistant Secretary
http://www.sec.gov.	Harvey D. Buckley
Vice President - Cement Manufacturing
ETHICS POLICY	N. Joan Perez
The Company's ethics policy is available on the About	Vice President - Sales
Us link of the Company's website,	*Not actively involved in the daily affairs of the Company.
http://www.monarchcement.com.