Form 10-K, Exhibit 13
period 2007-12-31
MONARCH CEMENT CO
filed 2008-03-14
CIK 67517

                                                                                             EXHIBIT 13

                                                                                                                                March 14, 2008

ANNUAL REPORT TO STOCKHOLDERS

Net sales for 2007 were $146.8 million compared to $154.2 million for 2006.  A longer period of cold wet weather in the early part of the year and the steady decline in the residential housing market reduced demand for cement and ready-mixed concrete.  Price increases implemented in recent years helped to offset the effects of the lower sales volume and improve our gross profit margin from 21.9% to 23.3%. Gross profit from operations increased to $34.1 million in 2007 compared to $33.7 million in 2006.  The Company also benefited from the sale of equity securities resulting in a realized gain of $2.5 million.  Net income for 2007 totaled $15.2 million compared to $13.2 million for 2006.

According to the fall projections by the Portland Cement Association's (PCA) leading economist, 2008 U.S. cement consumption will decrease an additional 1.8% as compared to 2007.  The PCA is anticipating the slump in the residential market to continue during 2008 further decreasing the demand for our products in this market segment.  However, other market segments, including commercial construction and public spending in the form of roads, bridges and airport construction, are anticipated to remain at or slightly above 2007 levels, thus mitigating to a degree the effects of the residential housing slump.

In recent years, the Company has spent substantial sums on major plant modifications designed to increase our cement production capacity and to improve our production processes.  Although no major changes were made in 2007, further improvements are planned for 2008 and 2009, primarily in the handling and processing of raw materials.  We anticipate capital expenditures for 2008 will be higher than 2007 levels; however, we believe we can finance these expenditures with a mixture of cash from operations and our existing line of credit.

As we complete this year, we reflect back on the history of our Company.  The original Monarch Portland Cement Company began production in 1908 and was reorganized as The Monarch Cement Company in 1913.  In 2008, we celebrate our 100th anniversary.  Without our many loyal customers, our devoted employees and our steadfast stockholders, we would not have been able to reach this milestone.  For your support and confidence in our Company, we thank you.  Most importantly, we thank our Heavenly Father for His blessings throughout the past 100 years and ask His continued support as we embark on our next century of operations.  As part of our celebration, we are planning an open house on May 31st and preparing a book detailing Monarch's history.  If you are interested in attending the open house or receiving a copy of this publication, please contact Linda Leonard at 1.800.362.0570 x175.

We wish to invite you, our stockholders, to attend Monarch's annual meeting to be held at 2:00 p.m. on April 9, 2008 in our corporate office at 449 1200 Street, Humboldt, Kansas.  Thank you for your support throughout the years and God Bless.

                                                                                                      WALTER H. WULF, JR.
                                                                                                        President and Chairman of the Board

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
SELECTED FINANCIAL DATA
FOR THE FIVE YEARS ENDED DECEMBER 31, 2007 (Dollar amounts in thousands except per share data)
	2007	2006	2005	2004	2003
Net sales.......................................	$ 146,770	$ 154,213	$ 141,320	$ 145,077	$ 122,028
Net income...................................	$ 15,234	$ 13,215	$ 9,658	$ 2,569	$ 3,820
Net income per share....................	$3.78	$3.28	$2.40	$.64	$.95
Total assets...................................	$ 167,488	$ 162,504	$ 144,055	$ 135,200	$ 129,832
Long-term obligations....................	$ 20,206	$ 22,083	$ 24,087	$ 26,141	$ 23,048
Cash dividends declared per share	$.88	$.84	$.80	$.80	$.80
Stockholders' investment per share	$24.92	$22.84	$22.27	$20.86	$20.66

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

The following table sets forth for the Company's last three fiscal years the percentage of total sales by the (1) Cement Business and (2) Ready-Mixed Concrete Business:

	Total Sales
	December 31,
	2007	2006	2005
Cement Business	46.1%	47.2%	45.5%
Ready-Mixed Concrete Business	53.9%	52.8%	54.5%
	100.0%	100.0%	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report, our Form 10-K report and our other reports filed with the Securities and Exchange Commission constitute "forward-looking information".  Except for historical information, the statements made in this report are forward-looking statements that involve risks and uncertainties.  You can identify these statements by forward-looking words such as "should", "expect", "anticipate", "believe", "intend", "may", "hope", "forecast" or similar words.  In particular, statements with respect to variations in future demand for our products in our market area or the future activity of Federal and state highway programs and other major construction projects, the timing, scope, cost and benefits of our proposed and recently completed capital improvements and expansion plans, including the resulting increase in production capacity, our forecasted cement sales, the timing and source of funds for the repayment of our line of credit, our ability to pay dividends at the current level, our anticipated expenditures for benefit plans, and our anticipated increase in solid fuels and electricity required to operate our facilities and equipment are all forward-looking statements. You should be aware that forward-looking statements involve known and unknown risks, uncertainties and other factors that may affect the actual results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others:

2.

-  general economic and business conditions;
-  competition;
-  raw material and other operating costs;
-  costs of capital equipment;
-  changes in business strategy or expansion plans;
-  demand for our Company's products;
-  cyclical and seasonal nature of our business;
-  the effect of weather on our business;
-  the effect of environmental and other government regulations; and
-  the effect of federal and state funding on demand for our products.

RESULTS OF OPERATIONS

Ready-Mixed
	Cement Business	Concrete Business	Consolidated
For the Year Ended December 31, 2007 Sales to unaffiliated customers Income (loss) from operations	$ 67,693,603 19,226,467	$ 79,075,956 (207,527)	$ 146,769,559 19,018,940
For the Year Ended December 31, 2006 Sales to unaffiliated customers Income (loss) from operations	$ 72,858,017 20,952,199	$ 81,354,611 (1,275,802)	$ 154,212,628 19,676,397
For the Year Ended December 31, 2005 Sales to unaffiliated customers Income (loss) from operations	$ 64,299,277 15,920,874	$ 77,020,651 (2,133,263)	$ 141,319,928 13,787,611

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

During 2007, both the Cement Business and Ready-Mixed Concrete Business were impacted by abnormally rainy weather, a longer period of cold weather and a slowdown in residential construction as compared to 2006.  Volume decreases resulting from these conditions, partially offset by increases in price, resulted in a decrease in sales and net income from operations.  The price increases play a key role in helping us keep pace with increases in the cost of labor, raw materials, and transportation and the expense of maintaining state-of-the-art equipment in our capital intensive industry.

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

3.

2007 Compared to 2006--Consolidated net sales for the year ended December 31, 2007 were approximately $146.8 million, a decrease of $7.4 million as compared to the year ended December 31, 2006. Sales in our Cement Business were lower by $5.1 million while sales in our Ready-Mixed Concrete Business decreased $2.3 million.  Cement Business sales decreased $10.6 million due to decreased volume sold, which was partially offset by an increase of $5.5 million due to price increases.  Sales in our Ready-Mixed Concrete Business decreased primarily due to a $5.7 million decrease in volume, which was partially offset by an increase in ready-mixed concrete and other sundry building material sales of $3.4 million due to price increases.

Consolidated cost of sales for the year 2007 were $7.9 million less than cost of sales for the year 2006.  Cost of sales in our Cement Business was lower by $4.1 million while cost of sales in our Ready-Mixed Concrete Business was lower by $3.8 million.  Cement Business cost of sales decreased $6.6 million due to the 14.6% decrease in volume sold which was partially offset by higher production costs primarily resulting from lower production levels.  Ready-Mixed Concrete Business cost of sales decreased $2.1 million due to the net effect of an 11.8% decrease in volume sold and increases in costs for raw materials, including cement, rock, sand, and sundry building materials purchased for resale, due in large part to higher fuel prices; in addition to the $1.7 million decrease in construction contract costs from improved operation efficiencies.

As a result of the above sales and cost of sales factors, our overall gross profit rate for the year ended December 31, 2007 was 23.3% compared to 21.9% for the year ended December 31, 2006.

Selling, general and administrative expenses increased by 7.6% for the year 2007 as compared to the year 2006.  These costs are normally considered fixed costs that do not vary significantly with changes in sales volume.  This increase is primarily due to expenses related to payroll and postretirement expenses.  An increase in depreciation and amortization related to the recently completed expansion of the Company's corporate office also contributed to the increase.

Sales of equity investments resulted in a gain of approximately $2.5 million during 2007.  During 2006, there were no gains realized on equity investment sales.

The effective tax rates for years 2007 and 2006 were 28.1% and 31.1%, respectively.  The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion, domestic production activities deduction, minority interest in consolidated income and valuation allowance.  During 2007, percentage depletion reduced the effective tax rate by 6.0%.  During 2006, percentage depletion reduced the effective tax rate by 6.8%.

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

4.

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

Interest expense increased about $.4 million for the year 2006 as compared to the year 2005 due to an increase in interest rates and an increase in borrowings.  The Company utilized these loans for capital improvements and temporary operating funds.  During 2006, there were no gains realized on equity investment sales as compared to 2005 where the Company realized a gain of approximately $.4 million.  "Other, net" increased approximately $.5 million for the year 2006 as compared to the year 2005 primarily due to an increase in net oil property income.

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

LIQUIDITY

We are able to meet our cash needs primarily from a combination of operations, sale of equity investments and bank loans.

Net cash provided by operating activities totaled $22.4 million for 2007.  Net income increased by $2.0 million from 2006 to 2007 primarily due to the $2.5 million realized gain on the sale of equity investments.  The non-cash adjustment for depreciation, depletion and amortization increased by $.5 million from 2006 to 2007.  This increase reflects the impact of certain assets, mainly related to our cement production and the expansion of the Company's corporate office, placed in service during 2005 and 2006.  The realized gain on sale of other investments for 2007 is due to the sale of available-for-sale equity securities.  Cash was provided by operating activities when receivables decreased by $1.3 million during 2007.  Cash was also provided when accounts payable and accrued liabilities increased by $.7 million primarily due to the timing of accounts payable.  Cash used for operating activities includes $5.0 million for increased inventories.  Finished cement inventory increased due to greater volumes held in inventory and to the higher cost of those inventories compared to 2006; fuel,

5.

gypsum, paper sacks and other inventory increased primarily due to coal and petroleum coke purchases exceeding amounts consumed in the production process; and operating and maintenance supplies increased due to the purchase of specialized repair parts that support the recently completed production facility improvements.

Net cash provided by operating activities totaled $18.2 million for 2006.   Net income increased by $3.6 million from 2005 to 2006 primarily due to volume and price increases in the Cement Business and Ready-Mixed Concrete Business.  The non-cash adjustment for depreciation, depletion and amortization increased by $.4 million from 2005 to 2006.  This increase reflects the impact of certain assets, mainly related to our cement production and the expansion of the Company's corporate office, placed in service during 2005 and 2006.  Cash used for operating activities includes receivable increases of $.6 million in 2006.  Cash used for operating activities also includes $4.5 million for increased inventories, primarily work in process and finished cement, resulting from increased production in the Cement Business and $1.1 million from a decrease in accounts payable and accrued liabilities due to the timing of accounts payable.

Net cash provided by operating activities totaled $20.8 million for 2005.  The realized gain on sale of other investments for 2005 is due to the sale of available-for-sale equity securities.  Cash used for operating activities includes receivable increases of $.7 million in 2005.  Cash was provided during 2005 when accounts payable and accrued liabilities increased by $2.0 million primarily due to the timing of accounts payable which included maintenance projects near the end of 2005.

Net cash used for investing activities totaled $8.2 million, $21.8 million and $14.6 million in 2007, 2006 and 2005, respectively.  The $7.2 million increase in net cash used for investing activities from 2005 to 2006 is principally due to an increase in acquisition of property, plant and equipment in the Cement Business during 2006.  Cash was also used for purchases of equity investments totaling $3.8 million and $1.1 million in 2007 and 2006, respectively.  Cash was provided from the disposals of equity investments totaling $4.7 million and $1.2 million in 2007 and 2005, respectively.  Maturity of short-term investments, net for 2006 was $1.5 million compared to purchases of short-term investments, net in 2005 of $1.5 million.

Net cash provided by (used for) financing activities totaled $(12.2) million, $1.1 million and $(6.3) million for 2007, 2006 and 2005, respectively, and were primarily the result of bank loan and line of credit balances.  These loans were used to finance the expansion of our cement manufacturing facility and to cover operating expenses.

In December 2007, we renewed and modified our line of credit with our current lender. Our current unsecured credit commitment consists of a $25 million advancing term loan maturing December 31, 2009 and a $15 million line of credit maturing December 31, 2008.  The term loan bears a floating interest rate based on JP Morgan Chase prime rate less .75% and the line of credit bears a floating interest rate based on lender's national prime rate less 1.25% for 2008.  The loan agreement contains a financial covenant related to net worth which the Company was in compliance with at year end.  As of December 31, 2007, we had borrowed $19.4 million on the advancing term loan and $0 on the line of credit leaving a balance available on the line of credit of $15 million.  The annual weighted average interest rate we paid on the advancing term loan during 2007 and 2006 was 7.3% and 7.2%, respectively. The annual weighted average interest rate we paid on the line of credit during 2007 and 2006 was 7.1% and 7.0%, respectively.  At year end, the applicable interest rate was 6.50% on the advancing term loan and 6.25% on the line of credit.  The advancing term loan was used to help finance the expansion project at our cement manufacturing facility.  The line of credit was used to cover operating expenses primarily during the first half of the year when we build inventory due to the seasonality of our business and for

6.

capital expenditures.  Our board of directors has given management the authority to borrow an additional $10 million for a maximum of $50 million.

Contractual obligations at December 31, 2007, consisting of maturities on long-term debt, line of credit, estimated interest payments on debt, pension, postretirement benefit obligations and open purchase orders are as follows:

	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$ 2,181,524	$ 17,514,101	$ 278,289	$ 121,491	$ 99,753	$ 10,844
Interest payments	1,453,776	1,265,114	8,188	-	-	-
Pension	1,339,000	-	-	-	-	-
Postretirement benefit obligations	1,647,640	1,729,165	1,828,041	1,884,809	1,889,639	10,292,460
Open purchase orders	8,380,526	852,764	-	-	-	-

The long-term debt obligation is based on current interest rates and assumes that the advancing term loan is paid off at maturity.

The Company has been required to make a pension contribution in each of the past three years.  In 2007, 2006 and 2005, the Company contributed approximately $.7 million, $.6 million and $.6 million, respectively, to the pension fund.  No estimates of required pension payments have been asked for or made beyond 2008.

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

During 2007, the Company began modifications to a portion of its raw material handling system with completion expected in the first quarter of 2008 at a total cost of approximately $4.0 million.  Other projects in the planning and design phases include improvements to our fuel handling system and installation of an overland conveyor system to improve efficiencies in moving raw materials.  The improvements to the fuel handling system are expected to be completed in late 2008 or early 2009 at a cost of approximately $4.0 million.  Installation of the overland conveyor system will take eighteen to twenty-four months to complete after the purchase order is issued.

We anticipate capital expenditures for 2008 to be higher than 2007 levels, but we do not anticipate the need for additional bank financing other than that available under existing lines of credit.

For several years the Company has paid a $.20 per share dividend in January, March, June and September.  Beginning with the April 2006 Board of Directors meeting, the Board elected to increase these dividends to $.21 per share and at the April 2007 Board of Directors meeting, the Board increased the dividend to $.22 per share.  Although dividends are declared at the Board's discretion and could be impacted by the minimum net worth

7.

requirements of the Company's loan agreement, we project future earnings will support the continued payment of dividends at the current level.

FINANCIAL CONDITION

Total assets as of December 31, 2007 were $167.5 million, an increase of $5.0 million since December 31, 2006.  The decrease in receivables is due to the collection of past due accounts and decreased December sales. Finished cement inventory increased due to greater volumes held in inventory and to the higher cost of those inventories compared to 2006.  Fuel, gypsum, paper sacks and other inventory increased primarily due to purchases of coal and petroleum coke exceeding amounts consumed in the production process.  Operating and maintenance supplies inventory increased due to purchases of specialized repair supplies related to the recently completed construction in the production facilities.  Management continually evaluates the lead time to obtain repair parts which are critical to its cement operations in determining which parts to keep in inventory.  Deferred income taxes increased primarily due to increases in postretirement and pension liabilities and decreases in unrealized holding gains related to equity investments.  Investments decreased primarily as a result of a decrease in the fair market value of equity investments.

Accounts payable increased during 2007 primarily due to capital expenditures that were still outstanding payables at the end of 2007.

Indebtedness decreased about $8.3 million during the year 2007 primarily as a result of cash provided by the Company's cement manufacturing operations used to decrease bank loan and line of credit balances.

During 2007, we adjusted the pension liability, resulting in an increase in long-term accrued pension expense of $1.8 million and a decrease in stockholders' investment of $1.2 million.  The change in liability was primarily due to a lower return on plan assets during 2007 as compared to 2006.  We also adjusted the postretirement liability, resulting in an increase in accrued postretirement expense of $1.9 million.

Stockholders' investment increased 9.1% during 2007 as a result of net income, which was reduced by dividends and the pension, postretirement, and unrealized holding gain changes in comprehensive income. Basic earnings were $3.78 per share and dividends declared were $.88 per share for the year 2007.

CAPITAL RESOURCES

The Company historically invests $10 million to $12 million per year on capital expenditures to keep its equipment and facilities in good operating condition.  Capital expenditures during 2007 included expenditures to improve efficiencies in moving raw materials in the Cement Business.  We also invested in routine equipment purchases in both the Cement Business and Ready-Mixed Concrete Business during 2007.  Property, plant and equipment expenditures for 2007 totaled approximately $9.6 million excluding the amounts that are included in accounts payable.

During 2007, the Company began modifying a portion of its raw material handling system to allow for an increased supply of raw materials.  Completion is anticipated in early 2008 at a total cost of approximately $4.0 million.  The Company was also heavily involved in the planning and design phases for two future capital expenditure projects in the Cement Business.  These projects include improvements to our fuel handling system and installation of an overland conveyor system to improve efficiencies in moving raw materials.  The improvements to the fuel handling system are expected to be completed in late 2008 or early 2009 at a cost of approximately $4.0 million.  Installation of the overland conveyor system is anticipated to take eighteen to

8.

twenty-four months to complete after the purchase order is issued.  The Company also plans to invest in other miscellaneous equipment and facility improvements in both the Cement Business and Ready-Mixed Concrete Business in 2008. It is expected that the Company's capital expenditures will approximate $15 million during 2008 and will be funded with a mixture of cash from operations and temporary bank loans.  We anticipate the need for additional bank financing will not exceed the amount available through our existing line of credit.

Accounting Policies--The critical accounting policies with respect to the Company are those related to pension and postretirement benefits.

Monarch has defined benefit pension plans covering substantially all permanent employees in the Cement Business.  Plans covering staff (salaried) employees provide pension benefits that are based on years of service and the employee's last sixty calendar months of earnings or the highest five consecutive calendar years of earnings out of the last ten calendar years of service, whichever is greater.  Plans covering production (hourly) employees provide benefits of stated amounts for each year of service.  Generally, Monarch's funding policy is to contribute annually an amount within the minimum/maximum range of tax deductible contributions. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future.  Monarch expects 2008 cash expenditures for these plans to be approximately $1.3 million.

Monarch also provides other postretirement employee benefits including health care and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans.  These benefits are self-insured by Monarch and are paid out of Monarch's general assets.  Monarch expects 2008 cash expenditures for this plan to be approximately $1.6 million.

We account for our pension plans in accordance with Financial Accounting Standards Board (FASB) Statement No. 87, "Employers' Accounting for Pensions" (FAS 87) and our postretirement benefits in accordance with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106).  In addition, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on December 31, 2006. FAS 87 and FAS 106 require us to make various estimates and assumptions, including discount rates used to value liabilities, expected rates of return on plan assets, salary increases, employee turnover rates, anticipated employee mortality rates and expected future healthcare costs.  The estimates we used are based on our historical experience as well as current facts and circumstances and are updated at least annually.  SFAS 158 require us to recognize the entire overfunded or underfunded status of our defined benefit and postretirement plans as assets or liabilities in the statement of financial position and to recognize changes, net of taxes, in that funded status in the year in which the changes occur through comprehensive income.

See Note 13, Future Change in Accounting Principles, of Notes to Consolidated Financial Statements for information concerning the accounting pronouncements issued by the Financial Accounting Standards Board.

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

9.

property, plant and equipment and a trained workforce to operate and maintain this equipment.  These costs do not materially vary with the level of production.  As a result, by operating at or near capacity, regardless of demand, companies can reduce per unit production costs.  The continual need to control production costs encourages overproduction during periods of reduced demand.

Interest rates on the Company's advancing term loan and line of credit are variable and are based on the JP Morgan Chase prime rate less .75% and lender's national prime rate less 1.25%, respectively.

Inflation--Inflation directly affects the Company's operating costs.  The manufacture of cement requires the use of a significant amount of energy.  The Company burns primarily solid fuels, such as coal and petroleum coke, and to a lesser extent natural gas, in its kilns.  Increases above the rate of inflation in the cost of these solid fuels, natural gas, or in the electricity required to operate our cement manufacturing equipment could adversely affect our operating profits.  Prices of the specialized replacement parts and equipment the Company must continually purchase tend to increase directly with the rate of inflation causing manufacturing costs to increase.

Environmental Regulations--Regulation of carbon dioxide emissions are currently being discussed by both state and federal legislative bodies and regulators.  As part of the chemical process involved in the production of portland cement, carbon dioxide is driven off of raw materials.  Management is studying practices and technology which may reduce or sequester carbon dioxide emissions.  The effect of regulation may increase taxes, penalties, and the cost of production, as well as require additional capital expenditures for equipment.

STOCK MARKET AND DIVIDEND DATA

On March 1, 2008, Monarch's stock was held by approximately 650 record holders.  Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market under the trading symbol "MCEM.OB".  Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.  Following is a schedule of the range of low and high bid quotations as reported by Yahoo! at http://finance.yahoo.com/, and dividends declared for each quarter of our two latest fiscal years:

	2007			2006
	Price		Dividends	Price		Dividends
Quarter	Low	High	Declared	Low	High	Declared
First	$29.00	$35.50	$ -	$23.15	$29.00	$ -
Second	$30.55	$32.01	$.22	$26.00	$30.00	$.21
Third	$27.85	$32.40	$.22	$25.10	$29.50	$.21
Fourth	$28.50	$29.70	$.44*	$27.52	$33.00	$.42*

*Reflects declaration of two $.22 and $.21 dividends payable in the first quarter of 2008 and 2007, respectively.

For additional information concerning the Company's payment of dividends, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity".  In accordance with the Company's loan agreement, it is required to maintain a minimum net worth which could impact the payment of future dividends.  See Note 4, Line of Credit and Long-term Debt, of Notes to Consolidated Financial Statements.

10.

The following performance graph and table show a five-year comparison of cumulative total returns for the Company, the S&P 500 composite index and an index of two peer groups of companies selected by the Company.

The cumulative total return on investment for each of the periods for the Company, the S&P 500 and the two peer groups is based on the stock price or composite index at January 1, 2003.  The performance graph assumes that the value of an investment in the Company's capital stock and each index was $100 at January 1, 2003 and that all dividends were reinvested.  The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

	12/02	12/03	12/04	12/05	12/06	12/07

Monarch Cement Company (The)	100.00	113.34	139.07	149.44	217.57	205.03
S&P 500	100.00	128.68	142.69	149.70	173.34	182.87
New Peer Group	100.00	126.33	156.13	196.71	267.19	261.12
Old Peer Group	100.00	125.50	156.57	197.15	268.65	265.73

11.

The performance graph compares the performance of the Company with that of the S&P 500 composite index and an index of two peer groups of companies in the Company's industry in which the returns are weighted according to each company's market capitalization.  The new peer group consists of Cemex Sab De CV, Eagle Materials, Inc., Texas Industries, Inc., Vulcan Materials Company, Lafarge S.A. and Ready Mix, Inc.  The only difference between the old and new peer groups is that Vulcan Materials Company was substituted for Florida Rock Industries Inc. in the new peer group because Florida Rock Industries Inc.'s shares were acquired by Vulcan Materials Company.

12.

 MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP).  Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.  In making this assessment, management used the framework and criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by BKD, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

                                                                                          THE MONARCH CEMENT COMPANY

13.

BKD LLP

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited The Monarch Cement Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

120 West 12th Street, Suite 1200 Kansas City, MO 64105-1936 816.221.6300 Fax 816.221.6380
bkd.com Beyond Your Numbers
Praxity MEMBER GLOBAL ALLIANCE OF INDEPENDENT FIRMS

In our opinion, The Monarch Cement Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of The Monarch Cement Company and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ **BKD, LLP**

Kansas City, Missouri
March 12, 2008

2

BKD LLP

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' investment, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2006 the Company changed its method of accounting for pension and other post-retirement benefits.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Monarch Cement Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 12, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ **BKD, LLP**

Kansas City, Missouri
March 12, 2008

120 West 12th Street, Suite 1200 Kansas City, MO 64105-1936 816.221.6300 Fax 816.221.6380

bkd.com Beyond Your Numbers

Praxity MEMBER GLOBAL ALLIANCE OF INDEPENDENT FIRMS

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS	2 0 0 7	2 0 0 6
CURRENT ASSETS:
Cash and cash equivalents	$ 4,404,116	$ 2,410,623
Receivables, less allowances of $640,000 in 2007 and
$641,000 in 2006 for doubtful accounts	13,531,221	14,795,481
Inventories, priced at cost which is not in excess of market-
Finished cement	$ 6,110,974	$ 3,988,211
Work in process	2,569,641	2,753,095
Building products	4,518,379	3,693,636
Fuel, gypsum, paper sacks and other	4,606,447	3,465,194
Operating and maintenance supplies	9,759,949	8,677,942
Total inventories	$ 27,565,390	$ 22,578,078
Refundable federal and state income taxes	-	739,574
Deferred income taxes	635,000	670,000
Prepaid expenses	248,380	284,599
Total current assets	$ 46,384,107	$ 41,478,355
PROPERTY, PLANT AND EQUIPMENT, at cost, less accumulated
depreciation and depletion of $140,661,628 in 2007
and $131,120,295 in 2006	93,301,169	95,112,389
DEFERRED INCOME TAXES	13,155,534	9,692,000
INVESTMENTS	13,468,319	15,275,669
OTHER ASSETS	1,179,116	945,429
	$ 167,488,245	$ 162,503,842
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
Accounts payable	$ 6,413,945	$ 5,579,416
Line of credit payable	-	6,397,667
Current portion of advancing term loan	2,181,524	2,027,377
Accrued liabilities-
Dividends	1,771,862	1,691,322
Compensation and benefits	2,764,327	2,622,684
Federal and state income taxes	573,291	-
Miscellaneous taxes	816,839	704,594
Other	823,392	1,083,402
Total current liabilities	$ 15,345,180	$ 20,106,462
LONG-TERM DEBT	18,024,478	20,055,010
ACCRUED POSTRETIREMENT BENEFITS	27,206,515	25,322,665
ACCRUED PENSION EXPENSE	5,848,510	4,040,213
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	709,038	1,023,116
STOCKHOLDERS' INVESTMENT
Capital Stock, par value $2.50 per share, one vote per share ‑
Authorized 10,000,000 shares, Issued 2,510,708 shares at
December 31, 2007 and 2,488,285 shares at December 31, 2006	$ 6,276,770	$ 6,220,713
Class B Capital Stock, par value $2.50 per share, ten votes per share - Authorized 10,000,000 shares, Issued 1,516,250 shares at
December 31, 2007 and 1,538,673 shares at December 31, 2006	3,790,625	3,846,682
Retained earnings	98,488,627	86,797,943
Accumulated other comprehensive income (loss)	(8,201,498)	(4,908,962)
Total stockholders' investment	$ 100,354,524	$ 91,956,376

See notes to consolidated financial statements

17.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
	2007	2006	2005
NET SALES	$ 146,769,559	$ 154,212,628	$ 141,319,928

COST OF SALES	112,637,185	120,492,566	115,137,868
Gross profit from operations	$ 34,132,374	$ 33,720,062	$ 26,182,060

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	15,113,434	14,043,665	12,394,449
Income from operations	$ 19,018,940	$ 19,676,397	$ 13,787,611

OTHER INCOME (EXPENSE)
Interest income	$ 184,541	$ 307,359	$ 418,290
Interest expense	(1,808,881)	(1,911,830)	(1,507,267)
Gains on equity investments	2,486,100	-	384,376
Dividend income	231,940	131,749	104,941
Other, net	1,071,767	976,550	430,418
	$ 2,165,467	$ (496,172)	$ (169,242)

INCOME BEFORE PROVISION FOR INCOME TAXES	$ 21,184,407	$ 19,180,225	$ 13,618,369
PROVISION FOR INCOME TAXES	5,950,000	5,965,000	3,960,000

NET INCOME	$ 15,234,407	$ 13,215,225	$ 9,658,369
Basic earnings per share	$3.78	$3.28	$2.40

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
	2007	2006	2005
NET INCOME	$ 15,234,407	$ 13,215,225	$ 9,658,369

UNREALIZED APPRECIATION (DEPRECIATION) ON
AVAILABLE FOR SALE SECURITIES (Net of deferred
tax (benefit) expense of $(384,000), $308,000 and $395,000
for 2007, 2006 and 2005, respectively)	(579,900)	462,000	589,376

RECLASSIFICATION ADJUSTMENT FOR
REALIZED (GAINS) LOSSES INCLUDED IN
NET INCOME (Net of deferred tax (benefit) expense of $996,000,
$0, and $155,000 for 2007, 2006 and 2005, respectively)	(1,490,100)	-	(229,376)

MINIMUM PENSION LIABILITY (Net of deferred tax (benefit)
expense of $(805,000), $497,000 and $(760,000) for
2007, 2006 and 2005, respectively)	(1,199,292)	744,802	(1,140,000)

POSTRETIREMENT LIABILITY (Net of deferred tax (benefit)
expense of $(20,000), $0 and $0 for 2007,
2006 and 2005, respectively)	(23,244)	-	-
COMPREHENSIVE INCOME	$ 11,941,871	$ 14,422,027	$ 8,878,369

See notes to consolidated financial statements

18.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

				Accumulated
		Class B		Other
	Capital	Capital	Retained	Comprehensive	Stockholders'
	Stock	Stock	Earnings	Income (Loss)	Investment
Balance at January 1, 2005	$ 6,015,493	$ 4,051,902	$ 70,528,560	$ 3,420,000	$ 84,015,955

Net income	-	-	9,658,369	-	9,658,369
Dividends declared
($.80 per share)	-	-	(3,221,566)	-	(3,221,566)
Transfer of shares	146,822	(146,822)	-	-	-
Change in unrealized
appreciation on available-
for-sale securities	-	-	-	360,000	360,000
Adjustment to recognize
minimum pension liability	-	-	-	(1,140,000)	(1,140,000)
Balance at December 31, 2005	$ 6,162,315	$ 3,905,080	$ 76,965,363	$ 2,640,000	$ 89,672,758

Net income	-	-	13,215,225	-	13,215,225
Dividends declared
($.84 per share)	-	-	(3,382,645)	-	(3,382,645)
Transfer of shares	58,398	(58,398)	-	-	-
Change in unrealized
appreciation on available-
for-sale securities	-	-	-	462,000	462,000
Adjustment to recognize
minimum pension liability	-	-	-	744,802	744,802
Adjustment to initially apply
FAS 158-pension liability	-	-	-	(1,311,444)	(1,311,444)
Adjustment to initially apply
FAS 158-post-retirement liability	-	-	-	(7,444,320)	(7,444,320)
Balance at December 31, 2006	$ 6,220,713	$ 3,846,682	$ 86,797,943	$ (4,908,962)	$ 91,956,376

Net income	-	-	15,234,407	-	15,234,407
Dividends declared	-	-	(3,543,723)	-	(3,543,723)
($.88 per share)
Transfer of shares	56,057	(56,057)	-	-	-
Change in unrealized
appreciation on available-
for-sale securities	-	-	-	(2,070,000)	(2,070,000)
Adjustment to recognize
minimum pension liability	-	-	-	(1,199,292)	(1,199,292)
Adjustment to recognize
post-retirement liability	-	-	-	(23,244)	(23,244)
Balance at December 31, 2007	$ 6,276,770	$ 3,790,625	$ 98,488,627	$ (8,201,498)	$ 100,354,524

See notes to consolidated financial statements

 19.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
OPERATING ACTIVITIES:
Net income	$ 15,234,407	$ 13,215,225	$ 9,658,369
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation, depletion and amortization	11,848,894	11,312,741	10,923,917
Minority interest in earnings (losses) of subsidiaries	(124,338)	(4,553)	63,587
Deferred income taxes	(1,223,534)	(559,000)	(1,760,000)
Gain on disposal of assets	(574,879)	(217,708)	(226,420)
Realized gain on sale of other investments	(2,486,100)	-	(384,376)
Change in assets and liabilities:
Receivables, net	1,264,260	(608,930)	(662,735)
Inventories	(4,987,312)	(4,451,173)	(178,663)
Refundable income taxes	739,574	(739,574)	812,807
Prepaid expenses	36,219	(203,756)	89,393
Other assets	58,750	60,523	41,984
Accounts payable and accrued liabilities	679,334	(1,123,145)	1,976,883
Accrued postretirement benefits	2,090,606	1,501,670	1,438,636
Accrued pension expense	(195,995)	63,416	(1,016,872)
Net cash provided by operating activities	$ 22,359,886	$ 18,245,736	$ 20,776,510

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	$ (9,624,187)	$ (22,405,144)	$ (14,380,650)
Proceeds from disposals of property, plant and equipment	758,634	353,203	505,809
Payment for purchases of equity investments	(3,819,431)	(1,051,038)	-
Proceeds from disposals of equity investments	4,662,883	-	1,150,246
(Increase) decrease in short-term investments, net	-	1,500,000	(1,500,000)
Purchases of subsidiaries' stock	(189,741)	(192,914)	(398,752)
Net cash used for investing activities	$ (8,211,842)	$ (21,795,893)	$ (14,623,347)

FINANCING ACTIVITIES:
Increase (decrease) in line of credit, net	$ (6,397,667)	$ 6,397,667	$ (981,667)
Payment on bank loans	(2,067,630)	(1,782,463)	(1,791,944)
Payments on other long-term debt	(226,070)	(222,146)	(261,678)
Cash dividends paid	(3,463,183)	(3,302,106)	(3,221,566)
Subsidiaries' dividends paid to minority interest	-	(25,733)	-
Net cash provided by (used for) financing activities	$ (12,154,550)	$ 1,065,219	$ (6,256,855)

Net increase (decrease) in cash and cash equivalents	$ 1,993,493	$ (2,484,938)	$ (103,692)
Cash and Cash Equivalents, beginning of year	2,410,623	4,895,561	4,999,253
Cash and Cash Equivalents, end of year	$ 4,404,116	$ 2,410,623	$ 4,895,561

Additional Cash Flow Information:
Interest paid, net of amount capitalized	$ 1,812,743	$ 1,915,473	$ 1,512,196
Income taxes paid, net of refunds	$ 5,868,647	$ 7,271,924	$ 4,876,767
Capital equipment additions included in accounts payable	$ 546,085	$ 164,847	$ 2,037,838

See notes to consolidated financial statements

20.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007, 2006 AND 2005

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

(b)     Principles of Consolidation--Monarch has direct control of certain operating companies that have been deemed to be subsidiaries within the meaning of accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission.  Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements.  All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income (loss) have been recorded as reductions or increases in other income in the accompanying statements of income.  The minority interests in net income (loss) were $(124,338), $(4,553) and $63,587 during 2007, 2006 and 2005, respectively.

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

(d)     Reclassifications--Certain reclassifications have been made to the 2006 and prior financial statements to conform to the current year presentation.  These reclassifications had no effect on net earnings.

(e)     Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.  At December 31, 2007 and 2006, cash equivalents consisted primarily of money market investments and repurchase agreements with various banks.  From time to time, the Company's cash accounts exceed federally insured limits.

 (f)     Investments--Equity securities for which the Company has no immediate plan to sell but that may be sold in the future are classified as available for sale.  If the fair value of the equity security is readily determinable, it is carried at fair value and unrealized gains and losses are recorded, net of related income tax effects, in stockholders' investment.  Realized gains and losses, based on the specifically identified cost of the security, are included in net income.  Equity securities whose fair value is not readily determinable are carried at cost.  The aggregate carrying amount of securities carried at cost in investments was $2.1 million and $1.9 million for 2007 and 2006, respectively.  The Company is not aware of any events or changes in circumstances that occurred during 2007 that had a significant adverse effect on the fair value of the investments carried at cost.

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

21.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007, 2006 AND 2005

(h)     Inventories--Inventories of finished cement and work in process are recorded at the lower of cost or market on a last‑in, first‑out (LIFO) basis.  Total inventories reported under LIFO amounted to $8,680,615 and $6,741,306 as of December 31, 2007 and 2006, respectively.  Under the average cost method of accounting (which approximates current cost), these inventories would have been $1,896,000, $2,084,000 and $1,837,000 higher than those reported at December 31, 2007, 2006 and 2005, respectively.  The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

Other inventories are purchased from outside suppliers.  Fuel and other materials are priced by the first‑in, first‑out (FIFO) method while operating and maintenance supplies are recorded using the average cost method.

Inventories of fuel, gypsum, paper sacks and other are used in the manufacture of cement. The operating and maintenance supplies consist primarily of spare parts for our cement manufacturing equipment.

(i)     Property, Plant and Equipment--Property, plant and equipment are stated at cost of acquisition or construction.  The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment.  During 2007, 2006 and 2005, the Company capitalized approximately $161,000, $236,100 and $53,700, respectively, of interest expense related to current construction projects.

As of December 31, 2007 and 2006, the amount of  accounts payable related to property, plant and equipment was $546,085 and $164,847, respectively.

Depreciation of property, plant and equipment is provided by charges to operations over the estimated useful lives of the assets using accelerated methods.  The Company's buildings, machinery and equipment are depreciated using double declining balance depreciation.  The Company switches to straight line depreciation once it exceeds the amount computed under the double declining balance method until the asset is fully depreciated.  The Company does not depreciate construction in process.  Depletion rates for quarry lands are designed to amortize the cost over the estimated recoverable reserves.  Expenditures for improvements that significantly increase the assets' useful lives are capitalized while maintenance and repairs are charged to expense as incurred.

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

22.

(m)     Selling, General and Administrative Expenses--Selling, general and administrative expenses consist of sales personnel salaries and expenses, promotional costs, accounting personnel salaries and expenses, director and administrative officer salaries and expenses, legal and professional expenses, and other expenses related to overall corporate costs.

(n)     Other, net--Other, net contains miscellaneous nonoperating income (expense) items other than interest income, interest expense, gains on equity investments and dividend income.  Material items in other, net include income from oil properties of $502,762, $523,470 and $243,471 for 2007, 2006, and 2005, respectively.

(o)     Earnings per Share--Basic earnings per share is based on the weighted average common shares outstanding during each year.  Diluted earnings per share is based on the weighted average common and common equivalent shares outstanding each year.  Monarch has no common stock equivalents and therefore does not report diluted earnings per share.  The weighted average number of shares outstanding was 4,026,958 in 2007, 2006 and 2005.

(p)     Taxes Collected from Customers and Remitted to Governmental Authorities--Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of income on a net basis.

(q)     Self Insurance--The Company has elected to self-insure certain costs related to employee and retiree health and accident benefits programs. Costs resulting from self-insured losses are charged to income when incurred. Health and accident benefits provided to employees and retirees in the Cement Business are totally self-insured.  Health benefits provided to employees in the Ready-Mixed Concrete Business are also self-insured but are subject to a $50,000 individual stop loss and an aggregate stop loss of 115% of expected claims.

(r)     Issuance and Repurchase of Stock--The Company records the purchase of subsidiaries' stock from minority shareholders as a reduction in the liability for minority interest in consolidated subsidiaries on the balance sheet.  Any excess of purchase price over net book value of the minority interest acquired is evaluated to determine if the excess should be added to the value of its property, plant and equipment, net of the deferred tax effect, recorded as goodwill or recognized as a gain or loss.

(s)     Disclosure about Fair Value of Financial Instruments--Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  Cash and cash equivalents, receivables, accounts payable, bank loans payable and long-term debt have carrying values that approximate fair values.  Investment fair values equal quoted market prices, if available.  If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.  If it is not practicable to estimate the fair value of an investment, the investment is recorded at cost and evaluated quarterly for events that may adversely impact its fair value.

(t)     Disclosure about Defined Benefit Pension and Other Postretirement Plans--The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on December 31, 2006. The most significant change was the requirement for the Company to recognize the entire overfunded or underfunded status of its defined benefit and postretirement plans as assets or liabilities in its statement of financial position and to recognize changes, net of taxes, in that funded status in the year in which the changes occur through comprehensive income.

23.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007, 2006 AND 2005

(2)     INVESTMENTS

Realized gains are computed using the specific identification method.  The investment results for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Fair value of investments	$ 13,468,319	$ 15,275,669	$ 13,454,631
Cost of investments	8,048,319	6,405,669	5,354,631
Gross unrealized gains	$ 5,420,000	$ 8,870,000	$ 8,100,000

Unrealized gain recorded in equity	$ 3,252,000	$ 5,322,000	$ 4,860,000
Deferred income taxes	2,168,000	3,548,000	3,240,000
	$ 5,420,000	$ 8,870,000	$ 8,100,000

Proceeds from sale of securities	$ 4,662,883	$ -	$ 1,150,246
Realized gains	$ 2,486,100	$ -	$ 384,376

(3)     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and their estimated useful lives at December 31, 2007 and 2006 consisted of:
	Lives (Years)	2007	2006

Quarry land		$ 1,806,742	$ 1,806,742
Other land		7,653,479	6,398,271
Buildings and improvements	15 - 39	28,298,278	27,465,736
Cement manufacturing equipment	15 - 25	117,678,756	115,825,331
Ancillary equipment	5 - 10	8,763,102	8,533,824
Ready-mix and concrete production machinery and equipment	5 - 15	25,948,721	24,124,853
Transportation and mobile equipment	3 - 7	35,759,144	35,953,687
Office machinery, equipment, furniture and fixtures	3 - 10	1,987,196	1,794,977
Construction in process		6,067,379	4,329,263
		$ 233,962,797	$ 226,232,684
Less--Accumulated depreciation and depletion		140,661,628	131,120,295
		$ 93,301,169	$ 95,112,389

4)     LINE OF CREDIT AND LONG-TERM DEBT

In December 2007, Monarch renewed and modified its line of credit with a bank.  Monarch's current unsecured credit commitment consists of a $25,000,000 advancing term loan maturing December 31, 2009 and a $15,000,000 line of credit maturing December 31, 2008.  The average outstanding balance of the line of credit during 2007 and 2006 was $5.1 million and $6.1 million, respectively.  At December 31, 2007 and 2006, there was $0 and $6,397,667, respectively, borrowed against the line of credit.  This line contains a financial covenant related to net worth which the Company was in compliance with at year end.  Interest on the line of credit varies with the lender's National Prime rate less 1.00% for 2007 and 2006. The annual weighted average interest rate we paid on the line of credit during 2007 and 2006 was 7.1% and 7.0%, respectively.  The applicable interest rate was 6.25% and 7.25% on December 31, 2007 and 2006, respectively, and is payable quarterly.

24.

	2007	2006

Note payable, bank (a)	$ 19,357,963	$ 21,425,593
Other	848,039	656,794
	$ 20,206,002	$ 22,082,387
Less current maturities	2,181,524	2,027,377
	$ 18,024,478	$ 20,055,010

(a) Due December 31, 2009; payable $899,717 quarterly including interest; interest computed based on JP Morgan Chase prime rate less .75% subject to a financial covenant related to net worth which the Company was in compliance with at year end.

Aggregate annual maturities of long-term debt as of December 31, 2007 are:

2008	$ 2,181,524
2009	17,514,101
2010	278,289
2011	121,491
2012	99,753
Thereafter	10,844
$20,206,002

(5)     INCOME TAXES

The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:

	2007	2006	2005

Taxes currently payable	$ 7,174,000	$ 6,524,000	$ 5,720,000
Deferred income taxes	(1,224,000)	(559,000)	(1,760,000)
Income tax expense	$ 5,950,000	$ 5,965,000	$ 3,960,000

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is as follows:
	2007	2006	2005

Computed at statutory rate (34%; over $10 million-35%)	$ 7,315,000	$ 6,613,000	$ 4,659,000
Increase (decrease) resulting from:
State income taxes, net of federal tax benefit	360,000	412,000	149,000
Percentage depletion	(1,280,000)	(1,309,000)	(913,000)
Valuation allowance	-	530,000	220,000
Domestic production activities deduction	(375,000)	(208,000)	(147,000)
Minority interest in consolidated income (loss)	(42,000)	(2,000)	22,000
Other	(28,000)	(71,000)	(30,000)
Provision for income taxes	$ 5,950,000	$ 5,965,000	$ 3,960,000

The tax effects of significant temporary differences relating to deferred taxes shown on the balance sheets were:

25.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007, 2006 AND 2005
	2007	2006

Current:
Allowance for doubtful accounts	$ 256,000	$ 256,000
Accrued vacation	379,000	414,000
Net current deferred tax assets	$ 635,000	$ 670,000

Noncurrent:
Depreciation	$ (163,000)	$ (743,000)
Postretirement benefits	11,544,000	10,687,000
Pension liability	2,347,000	1,855,000
Unrealized holding gains	(2,168,000)	(3,548,000)
Net operating loss carryforwards	1,058,000	1,040,000
Other, net	537,534	401,000
Net long-term deferred tax assets	$ 13,155,534	$ 9,692,000

Some of the Company's subsidiaries file separate federal and/or state income tax returns which have resulted in net operating loss carryforwards.  Deferred taxes resulting from net operating loss carryforwards are included in the above table net of valuation allowances.  The valuation allowance has been used to reduce the tax benefit associated with the net operating loss carryforwards.  The provision for income taxes and income tax liabilities recorded in the financial statements include those separate calculations.  The following table presents the expiration dates of the Company's operating loss carryforwards for tax purposes as of December 31, 2007:

Expiration Date	Operating Loss
2024	$ 138,000
2025	467,000
2026	435,000
2027	18,000

In 2007, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48).  FIN 48 clarifies the application of Statement 109 by defining a recognition threshold of "more likely than not" that the position would be sustained upon examination before any part of the benefit of that position be recognized in an enterprise's financial statements. It also provides guidance on the measurement of the tax position. The adoption of FIN 48 had no material effect on the Company's financial position, operations or cash flows.

The Company or one of its subsidiaries files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions.  With few exceptions, the Company is no longer subject to U.S. Federal or state income tax examinations for years before 2004.

(6)     POSTRETIREMENT BENEFITS

Monarch provides certain postretirement health care and life insurance benefits to all retired employees in the Cement Business who, as of their retirement date, meet the eligibility requirements.  These benefits are self‑insured by Monarch and are paid out of Monarch's general assets.  Monarch expects 2008 cash expenditures for this plan to be approximately $1,650,000 which is equal to expected benefits and expenses.

Monarch uses a December 31 measurement date for the plans.  At December 31, 2007 and 2006, the current portion of the accrued benefit cost of approximately $1,650,000 and $1,400,000, respectively, is recorded in compensation and benefits.  Information about the plans' funded status and postretirement cost follows:

26.

	2007	2006

Change in benefit obligation
Beginning of year	$ 26,722,665	$ 24,117,734
Service cost	536,236	526,652
Interest cost	1,656,793	1,495,069
Actuarial loss	1,100,463	1,989,993
Benefits and expenses paid	(1,159,642)	(1,406,783)
Benefit obligation at end of year	$ 28,856,515	$ 26,722,665

Change in fair value of plan assets
Beginning of year	$ -	$ -
Employer contributions	1,159,642	1,406,783
Benefits paid and expenses	(1,159,642)	(1,406,783)
Fair value of plan asset at end of year	$ -	$ -

Funded status = year-end benefit liability	$ (28,856,515)	$ (26,722,665)

Amounts recognized in the balance sheets consist of:

Current liability	$ (1,650,000)	$ (1,400,000)
Noncurrent liability	(27,206,515)	(25,322,665)
Net amount recognized	$ (28,856,515)	$ (26,722,665)

Other amounts recognized in the balance sheets:

Accumulated other comprehensive income	$ (7,467,564)	$ (7,444,320)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

Current year actuarial loss	$ 1,100,463	N/A
Amortization of actuarial loss	(1,057,219)	N/A
Total recognized in other comprehensive income	$ 43,244	N/A

Estimated amounts that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost in 2008 include an actuarial loss of $864,785.

(Accrued) Prepaid Expense represents the accumulated difference between actual contributions and actual expenses from past years.  It is updated from the prior year as follows:

(Accrued) prepaid postretirement benefit cost as of December 31, 2006	$ (14,318,345)
2007 net periodic postretirement benefit cost	(3,250,248)
2007 contributions	1,159,642
(Accrued) prepaid postretirement benefit cost as of December 31, 2007	$ (16,408,951)

The assumed annual rate of increase in the per capita cost of covered health care benefits was 10% for 2007, 10% for 2006, and 9% for 2005.  This trend rate is assumed to decrease in future years, 1% per year to an ultimate annual rate of 5%.  Following are the components of net periodic benefit cost:

27.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005

Components of net periodic benefit cost
Service cost	536,236	$ 526,652	$ 459,788
Interest cost	1,656,793	1,495,069	1,446,965
Recognized net loss	1,057,219	886,732	724,099
Net periodic benefit cost	$ 3,250,248	$ 2,908,453	$ 2,630,852

Weighted-average assumptions as of December 31
Discount rate- benefit obligation	6.00%	5.75%	5.75%
Discount rate- postretirement cost	5.75%	5.75%	6.00%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on interest and service cost	$ 371,557	$ (297,466)
Effect on postretirement benefit obligation	3,849,795	(3,193,239)

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

As of December 31, 2007. the following benefit payments (net of employee contributions) are expected to be paid:

	Gross	Subsidy Receipts	Net
2008	$ 1,647,640	$ 68,537	$ 1,579,103
2009	1,729,165	71,666	1,657,499
2010	1,828,041	75,119	1,752,922
2011	1,884,809	76,654	1,808,155
2012	1,889,639	78,926	1,810,713
2013-2017	10,292,460	450,109	9,842,351

(7)     PENSION PLANS

Monarch has noncontributory defined benefit pension plans covering substantially all employees in the Cement Business who meet the eligibility requirements.  Monarch's funding policy is to contribute annually an amount within the minimum/maximum range of tax deductible contributions.  Monarch expects to contribute approximately $1,339,000 to the plans in 2008.

Monarch uses a December 31 measurement date for the plans. Information about the plans' funded status and pension cost follows:

28.

	2007	2006

Change in benefit obligation
Benefit obligation at beginning of year	$ 30,699,393	$ 29,708,998
Service cost	569,753	550,235
Interest cost	1,768,711	1,712,643
Actuarial (gain) loss	(344,574)	513,643
Plan amendment	876,119	-
Benefits paid and expenses	(1,851,353)	(1,786,126)
Benefit obligation at end of year	$ 31,718,049	$ 30,699,393

Change in plan assets
Fair value of plan assets at beginning of year	$ 26,659,180	$ 24,468,209
Actual return on plan assets	395,469	3,368,789
Employer contribution	666,243	608,308
Benefits paid and expenses	(1,851,353)	(1,786,126)
Fair value of plan assets at end of year	$ 25,869,539	$ 26,659,180

Funded status, end of year
Fair value of plan assets	$ 25,869,539	$ 26,659,180
Benefits obligation	31,718,049	30,699,393
Funded status	$ (5,848,510)	$ (4,040,213)

Amounts recognized in the balance sheets consist of:

Current liability	$ -	$ -
Noncurrent liability	(5,848,510)	(4,040,213)
Net amount recognized	$ (5,848,510)	$ (4,040,213)

Amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost consist of:

Net actuarial loss	$ 5,372,546	$ 4,169,250
Prior service cost	1,273,388	472,392
	$ 6,645,934	$ 4,641,642

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

Current year actuarial loss	$ 1,329,751	N/A
Amortization of actuarial loss	(126,455)	N/A
Current year prior service loss	876,119	N/A
Amortization of prior service cost	(75,123)	N/A
Total recognized in other comprehensive income	$ 2,004,292	N/A

Estimated amounts that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2008:

Actuarial loss	$ 179,546
Prior service cost	132,029
Total to be amortized in 2008	$ 311,575

The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31 are as follows:

29.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007, 2006 AND 2005
	2007	2006	2005
Discount rate - benefit obligation	6.00%	5.75%	5.75%
Discount rate - pension cost	5.75%	5.75%	6.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase (Staff plan only)	4.50%	4.50%	4.50%

The following table presents the components of net periodic pension cost as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
Service cost	$ 569,753	$ 550,235	$ 512,671
Interest cost	1,768,711	1,712,643	1,681,656
Expected return on plan assets	(2,069,794)	(1,896,034)	(1,873,733)
Amortization of prior service cost	75,123	75,123	75,123
Recognized net actuarial gain	126,455	229,757	98,121
Net periodic pension expense	$ 470,248	$ 671,724	$ 493,838

The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets as well as current facts and circumstances.

Plan assets are held by a trustee bank.  A fund manager has been retained to make all investment decisions within guidelines specified by Monarch.  The guidelines permit investment in both equities and fixed income securities including common stocks, corporate bonds and debentures and U.S. Government securities.  Asset allocation is primarily based on a strategy to provide stable earnings while still permitting the plan to recognize potentially higher returns through investment in equity securities.  The target asset allocation percentages for 2007 and 2006 are as follows:

Equities	60%
Fixed Income	40%

The Plan allows a 5% fluctuation before assets are re-balanced.  At December 31, 2007 and 2006, plan assets by category were as follows:

	2007	2006
Equities	59%	62%
Debt securities	40%	33%
Other	1%	5%

The following benefit payments are expected to be paid as of December 31, 2007:

2008	$ 2,046,355
2009	2,003,657
2010	1,975,094
2011	2,048,769
2012	2,102,759
2013-2017	11,438,579

The Company has defined contribution plans covering substantially all permanent employees of the Ready‑Mixed Concrete Business.  These plans allow the Company, at its discretion, to match the employee's contributions.  For the 2007, 2006 and 2005 plan years, the Company matched 25% of the first 6% of the employee's compensation up to a maximum match of $2,500.  The Company contributed $65,752, $58,922, and $95,302 to these plans for the years 2007, 2006 and 2005, respectively.  The Company expects to contribute $75,000 to these plans in 2008.

30.

(8)     SIGNIFICANT ESTIMATES AND CERTAIN CONCENTRATIONS

According to various agreements with certain minority stockholders of subsidiaries, under specified circumstances, the Company is obligated to acquire certain minority shares, if requested to do so, at a value that approximates the minority interest on the Balance Sheet.

A Monarch subsidiary and Monarch is involved in a lawsuit with the former officers of that subsidiary and companies formed by those officers.  We are pursuing judgment against the former officers and their companies.  We plan to vigorously pursue this case.  There are no claims remaining against Monarch or its subsidiary.

Thirty-eight percent (38%) of the Company's employees are covered by various collective bargaining agreements.  None of the Company's agreements expire in 2008. The Company believes it has a good working relationship with its employees and has been successful in negotiating multiyear union contracts without work stoppages.

The Company has a noncontributory defined benefit pension plan and a postretirement health care plan that provide certain postretirement benefits to eligible employees.  The benefit obligation is the actuarial present value of all benefits attributed to services rendered prior to the valuation date based on the Entry Age Actuarial Cost Method and the Projected Unit Credit Actuarial Cost Method, respectively.  It is reasonably possible that events could occur that would change the estimated amount of these liabilities materially in the near term.

(9)     STOCKHOLDERS' INVESTMENT

Capital Stock and Class B Capital Stock have the same rights except as follows:  Class B Capital Stock has voting rights of ten votes per share and restricted transferability; Class B Capital Stock is convertible at all times into Capital Stock on a share-for-share basis; and Capital Stock has one vote per share and is freely transferable.

(10)   LINES OF BUSINESS

The Company groups its operations into two lines of business - Cement Business and Ready-Mixed Concrete Business.  The Company's business lines are separate business units that offer different products. The accounting policies for each line are the same as those described in the summary of significant accounting policies. Corporate assets for 2007 include cash and cash equivalents, deferred income taxes, and investments and other assets; for 2006 include cash and cash equivalents, refundable federal and state income taxes, deferred income taxes, and investments and other assets; and for 2005 include cash and cash equivalents, short-term investments, deferred income taxes, and investments and other assets.

Following is information for each line for the years ended December 31, 2007, 2006 and 2005:

31.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007, 2006 AND 2005
	Cement Business	Ready-Mixed Concrete Business	Adjustments and Eliminations	Consolidated
For the Year Ended December 31, 2007
Sales to unaffiliated customers	$ 67,693,603	$ 79,075,956	$ ‑	$ 146,759,559
Intersegment sales	14,688,880	-	(14,688,880)	‑
Total net sales	$ 82,382,483	$ 79,075,956	$ (14,688,880)	$ 146,769,559

Income (loss) from operations	$ 19,226,467	$ (207,527)		$ 19,018,940
Other income, net				2,165,467
Income before income taxes				$ 21,184,407

Identifiable assets at December 31, 2007	$ 98,071,562	$ 36,574,598		$ 134,646,160
Corporate assets				32,842,085
Total assets at December 31, 2007				$ 167,488,245
For the Year Ended December 31, 2006
Sales to unaffiliated customers	$ 72,858,017	$ 81,354,611	$ ‑	$ 154,212,628
Intersegment sales	13,112,128	915	(13,113,043)	‑
Total net sales	$ 85,970,145	$ 81,355,526	$ (13,113,043)	$ 154,212,628

Income (loss) from operations	$ 20,952,199	$ (1,275,802)		$ 19,676,397
Other income, net				(496,172)
Income before income taxes				$ 19,180,225

Identifiable assets at December 31, 2006	$ 98,342,645	$ 34,427,902		$ 132,770,547
Corporate assets				29,733,295
Total assets at December 31, 2006				$ 162,503,842
For the Year Ended December 31, 2005
Sales to unaffiliated customers	$ 64,299,277	$ 77,020,651	$ ‑	$ 141,319,928
Intersegment sales	13,536,287	10,091	(13,546,378)	‑
Total net sales	$ 77,835,564	$ 77,030,742	$ (13,546,378)	$ 141,319,928

Income (loss) from operations	$ 15,920,874	$ (2,133,263)		$ 13,787,611
Other income, net				(169,242)
Income before income taxes				$ 13,618,369

Identifiable assets at December 31, 2005	$ 82,405,866	$ 35,803,776		$ 118,209,642
Corporate assets				25,845,274
Total assets at December 31, 2005				$ 144,054,916

Total sales by line of business before adjustments and eliminations include both sales to unaffiliated customers (as reported in the Company's consolidated statements of income, comprehensive income and stockholders' investment) and intersegment sales.  Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

Income from operations is total net sales less operating expenses.  In computing income from operations, none of the following items have been added or deducted:  general corporate income and expenses; interest expense; and income taxes.  Depreciation and depletion for the Cement Business and Ready‑Mixed Concrete Business, respectively, was:  $7,652,896 and $3,992,003 in 2007, $6,390,491 and $4,721,130 in 2006, and $5,297,531 and $5,373,466 in 2005.  Capital expenditures for the Cement Business and Ready‑Mixed Concrete Business, respectively, were:  $6,768,627 and $3,236,798 in 2007, $16,570,909 and $3,961,244 in 2006, and $13,008,188 and $3,410,300 in 2005. Identifiable assets by line of business are those assets that are used in the Company's operations in each industry.

32.

During 2007, 2006 and 2005, there were no sales to any one customer in excess of 10% of consolidated net sales.

(11)   QUARTERLY FINANCIAL INFORMATION (Unaudited)

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 24,212,360	$ 40,090,959	$ 44,404,159	$ 38,062,081
Gross profit from operations	3,734,480	9,333,314	11,607,086	9,457,494
Income (loss) from operations	(113,958)	5,790,321	7,978,313	5,364,264
Net income	630,233	4,642,453	5,484,415	4,477,306
Basic earnings per share	$.16	$1.15	$1.36	$1.11

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 31,211,502	$ 43,570,624	$ 44,200,862	$35,229,640
Gross profit from operations	4,847,546	11,565,985	10,746,133	6,560,398
Income from operations	1,414,000	8,146,873	7,039,546	3,075,978
Net income	1,007,268	5,491,290	4,859,486	1,857,181
Basic earnings per share	$.25	$1.36	$1.21	$.46

(12)   OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) included in the balance sheet at December 31 is as follows:

	2006	Change	2007
Unrealized appreciation on available-
for-sale securities	$ 5,322,000	$ (2,070,000)	$ 3,252,000
Pension liability adjustment	(2,786,642)	(1,199,292)	(3,985,934)
Postretirement liability adjustment	(7,444,320)	(23,244)	(7,467,564)
	$ (4,908,962)	$ (3,292,536)	$ (8,201,498)

	2005	Change	2006
Unrealized appreciation on available-
for-sale securities	$ 4,860,000	$ 462,000	$ 5,322,000
Minimum pension liability	(2,220,000)	744,802
Adoption of FAS 158-pension liability		(1,311,444)	(2,786,642)
Adoption of FAS 158-postretirement liability	-	(7,444,320)	(7,444,320)
	$ 2,640,000	$ (7,548,962)	$ (4,908,962)

(13)   FUTURE CHANGE IN ACCOUNTING PRINCIPLES

The Financial Accounting Standards Board (FASB) has issued the following new accounting pronouncements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations", which replaced SFAS 141. SFAS No. 141R retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure.  SFAS No. 141R is effective for annual periods beginning after December 15, 2008.  The effective

33.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007, 2006 AND 2005

date for the Company is January 1, 2009 and is applicable to business combinations that occur on or after this date.  The Company is evaluating the impact, if any, the adoption of this Statement will have on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements".  SFAS No. 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy.  SFAS No. 157 is effective on a prospective basis for all fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The Company is evaluating the impact, if any, of this statement, effective January 1, 2008 for the Company, on the Company's consolidated financial statements for 2008 and beyond.  In February 2008, the FASB issued Staff Positions (FSP) No. 157-1 and No. 157-2 which partially defer the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope.  The Company is evaluating the impact, if any, the adoption of this FSP will have on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" which includes an amendment of FASB Statement No. 115.  SFAS No. 159 permits an entity to choose, at specified election dates, to measure eligible financial instruments and certain other items at fair value (the "fair value option") that are not currently required to be measured at fair value.  Most of the provisions of the Statement apply only to entities that elect the fair value option.  However, the amendment to FASB Statement 115, "Accounting for Investments in Debt and Equity Securities", applies to all entities with available-for-sale and trading securities.  Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred.  An entity shall report unrealized gains and losses from fair value changes on items for which the fair value option has been elected in earnings at each subsequent reporting date.  SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  At the effective date an entity may elect the fair value option for eligible items that exist at that date.  The entity shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings.  The Company has not elected the fair value option for eligible items that existed at the January 1, 2008 effective date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51", which establishes new accounting and reporting standards for financial information provided on noncontrolling interests (NCIs), previously referred to as minority interests, in partially owned consolidated subsidiaries and the loss of control of subsidiaries.  Certain provisions of this standard indicate, among other things, that NCIs be treated as a separate component of equity, separate from the parent's equity; that increases and decreases in the parent's ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance.  This standard also requires changes to certain presentation and disclosure requirements.  This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Earlier adoption is prohibited.  For the Company, SFAS No. 160 is effective beginning January 1, 2009. The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and

34.

disclosure requirements, which are to be applied retrospectively to all periods presented.  The Company is currently evaluating the future impacts and disclosures of this standard.

35.

CORPORATE INFORMATION

CORPORATE OFFICE	DIRECTORS
449 1200 Street	Jack R. Callahan
P.O. Box 1000	Retired President, The Monarch Cement Company
Humboldt, KS 66748	Ronald E. Callaway
Phone: (620) 473-2222	Retired feed yard manager
Fax: (620) 473-2447	David L. Deffner
Director of Music, Davis Community Church
AUDITORS	Robert M. Kissick
BKD, LLP	Chairman, Hydraulic Power Systems, Inc.
Kansas City, Missouri	Gayle C. McMillen
Music Coordinator, Trinity United Methodist Church
ANNUAL MEETING	Richard N. Nixon
The annual meeting of the stockholders of	Partner in law firm of Stinson Morrison Hecker LLP
The Monarch Cement Company is held the	Byron J. Radcliff
second Wednesday in April of each year at the	Rancher
Company's corporate offices.	Byron K. Radcliff
Owner/Manager, Radcliff Ranch
TRANSFER AGENT AND REGISTRAR	Michael R. Wachter
The Monarch Cement Company	Vice President, Civil Engineer and Director of
P.O. Box 1000	Operations,Concrete Technology Corp.
Humboldt, KS 66748-0900	Walter H. Wulf, Jr.
shareholder.relations@monarchcement.com	President and Chairman of the Board
Walter H. Wulf, III
STOCK TRADING INFORMATION	District Sales Manager, General Motors Corporation
Trading Symbol: MCEM
Over-the-Counter Market

INVESTOR RELATIONS
Inquiries may be directed to Debra P. Roe,	OFFICERS
Chief Financial Officer and Assistant Secretary-	Walter H. Wulf, Jr.
Treasurer, at the corporate address shown above.	President and Chairman of the Board
*Byron K. Radcliff
FORM 10-K	Vice Chairman of the Board, Secretary and Treasurer
The Company's Annual Report on Form 10-K, as	*Robert M. Kissick
filed with the Securities and Exchange Commission,	Vice President
is available upon request by writing to Debra P. Roe	Rick E. Rush
at the corporate address shown above. The Form	Vice President
10-K, without exhibits, will be provided at no	Debra P. Roe
charge, and also is available through the SEC	Chief Financial Officer and Assistant
Filings link of the Company's website,	Secretary-Treasure
http://www.monarchcement.com.	Lisa J. Fontaine
Assistant Secretary
The Company's financial information is also available	Harvey D. Buckley
from the SEC at their EDGAR internet address,	Vice President - Cement Manufacturing
http://www.sec.gov.	N. Joan Perez
Vice President - Sales
ETHICS POLICY	*Not actively involved in the daily affairs of the Company.
The Company's ethics policy is available on the About
Us link of the Company's website,
http://www.monarchcement.com.