Form 10-K, Exhibit 13
period 2008-12-31
MONARCH CEMENT CO
filed 2009-03-16
CIK 67517

                                                                                             EXHIBIT 13

2008 Annual Report

THE MONARCH CEMENT COMPANY

100TH ANNIVERSARY - 1908-2008

                                                                                              March 16, 2009

ANNUAL REPORT TO STOCKHOLDERS

As we reflect on the year 2008, we note with pride the milestone of our 100th year in operation in what appears to be the beginning of one of the most challenging periods in recent history.  Continual news of foreclosures, bankruptcies, layoffs and the woes of Wall Street, along with the significant swings in energy costs, challenge us daily to maintain our Company's solid foundation as we embark on our next century of operations.

A reduction in cement sales, and accordingly ready-mix concrete sales, was projected by the Portland Cement Association for 2008.  Thus far, the decrease appears to have been more severe in other areas of the country than in most of our market area.  Net sales for 2008 were $153.9 million compared to $146.8 million for 2007 largely due to increased sales of block, brick, retaining wall block and pavers for commercial and institutional construction projects.  Improved farm and oil prices and more traditional credit practices benefited rural areas, such as Western Kansas, resulting in increased sales which helped offset the decline in urban market areas that were affected by the slowdown in residential construction. Higher material and delivery costs, largely the result of higher energy costs, and lower production volumes in the early part of the year, contributed to the increase in cost of sales resulting in a decrease in gross profit from operations from $34.1 million in 2007 to $33.0 million in 2008.  Net income was further impacted by the recognition of a $4.2 million impairment loss on our equity investments in 2008 as compared to the $2.5 million gain on the sale of equity investments realized in 2007.  Net income for 2008 totaled $10.2 million compared to $15.2 million for 2007.

We continue to be strong believers in investing capital in our facilities to operate more efficiently and to better serve our customers.  The next major expenditure planned for our facilities is the installation of an overland conveyor system to facilitate transporting raw materials from our quarry operations to our plant.  Current economic conditions may also provide opportunities to replace or add to equipment at more favorable prices.  We anticipate capital expenditures for 2009 will be higher than 2008 levels; however, we believe we can finance these expenditures with a mixture of cash from operations and our existing line of credit.

As we look forward to this year's challenges and opportunities, we cannot stress enough the importance of our many loyal customers, our devoted employees and our steadfast stockholders.  Thank you for your continued support and confidence in our Company.  Most importantly, we thank our Heavenly Father for His blessings throughout the past 100 years and ask His continued support in meeting the challenges and uncertainties we face in the current global financial crisis.

We wish to invite you, our stockholders, to attend Monarch's annual meeting to be held at 2:00 p.m. on April 8, 2009 in our corporate office at 449 1200 Street, Humboldt, Kansas.  Thank you for your support throughout the years and God Bless.

                                                                                                      WALTER H. WULF, JR.
                                                                                                        President and Chairman of the Board

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
SELECTED FINANCIAL DATA
FOR THE FIVE YEARS ENDED DECEMBER 31, 2008 (Dollar amounts in thousands except per share data)
	2008	2007	2006	2005	2004
Net sales	$ 153,886	$ 146,770	$ 154,213	$ 141,320	$ 145,077
Net income	$ 10,233	$ 15,234	$ 13,215	$ 9,658	$ 2,569
Net income per share	$2.54	$3.78	$3.28	$2.40	$.64
Total assets	$ 174,765	$ 167,488	$ 162,504	$ 144,055	$ 135,200
Long-Term debt obligations	$ 17,752	$ 20,206	$ 22,083	$ 24,087	$ 26,141
Cash dividends declared per share	$.92	$.88	$.84	$.80	$.80
Stockholders' investment per share	$24.98	$24.92	$22.84	$22.27	$20.86

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

The marketing area for Monarch's products, which is limited by the relatively high cost of transporting cement, consists primarily of the State of Kansas, the State of Iowa, southeast Nebraska, western Missouri, northwest Arkansas and northern Oklahoma.  Included within this area are the metropolitan markets of Des Moines, Iowa; Kansas City, Missouri; Springfield, Missouri; Wichita, Kansas; Omaha, Nebraska; Lincoln, Nebraska; Fayetteville, Arkansas and Tulsa, Oklahoma.  Sales of cement are made primarily to contractors, ready-mixed concrete plants, concrete products plants, building materials dealers and governmental agencies. Monarch cement is delivered either in bulk or in paper bags and is sold under the "MONARCH" brand name. The cement is distributed both by truck and rail, either common or private carrier.

Subsidiaries of Monarch sell ready-mixed concrete, concrete products and sundry building materials in Monarch's primary market.

The following table sets forth for the Company's last three fiscal years the percentage of total sales by the (1) Cement Business and (2) Ready-Mixed Concrete Business:

	Total Sales
	December 31,
	2008	2007	2006
Cement Business	45.3%	46.1%	47.2%
Ready-Mixed Concrete Business	54.7%	53.9%	52.8%
	100.0%	100.0%	100.0%

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
-  the availability of credit at reasonable prices; and
-  the affect of federal and state funding on demand for our products.

RESULTS OF OPERATIONS

	Cement	Ready-Mixed
	Business	Concrete Business	Consolidated
For the Year Ended December 31, 2008 Sales to unaffiliated customers Income (loss) from operations	$ 69,683,762 18,362,170	$ 84,202,711 (1,607,168)	$ 153,886,473 16,755,002
For the Year Ended December 31, 2007 Sales to unaffiliated customers Income (loss) from operations	$ 67,693,603 19,226,467	$ 79,075,956 (207,527)	$ 146,769,559 19,018,940
For the Year Ended December 31, 2006 Sales to unaffiliated customers Income (loss) from operations	$ 72,858,017 20,952,199	$ 81,354,611 (1,275,802)	$ 154,212,628 19,676,397

See Note 10 in the Notes to Consolidated Financial Statements for further discussion of each of the Company's reportable operating lines of business.

General--Our products are used in residential, commercial and governmental construction.  In recent years, the Company has spent substantial sums on major plant modifications designed to increase our cement production capacity to meet out customers' needs and to improve our production processes.  Improvements are planned over the next few years to further enhance our production processes, particularly in the handling and processing of raw materials.

Based on sales forecasts and inventory levels at the beginning of 2008, the Company elected to reduce cement production in the first quarter of 2008 and use that opportunity to undertake major plant repairs and maintenance, largely using our own production personnel.  In addition to this planned maintenance project, we shut down one kiln from time to time in order to coordinate production levels with projected sales.  Initially these shutdowns adversely impacted our gross profits; however, by the third quarter, these shutdowns, combined with improved sales volumes, reduced inventory to the point of liquidating LIFO layers at historical costs that were lower than our current production costs which favorably impacted gross profits.  The interim reductions in LIFO layers were replenished by year end.

Residential construction during 2008 slowed throughout our market area and generally throughout the United States.  This downturn was offset somewhat by commercial and institutional construction.  What seemed to begin as a slowdown in the housing sector has now become a full-blown global financial crisis.  Although our industry has benefited from relatively strong non-residential construction activity, the continuing financial crisis in which credit is scarce may exacerbate any normal cyclical downturn in which non-residential construction lags residential construction.  A reduction in cement sales, and accordingly ready-mix concrete sales, was projected by the Portland Cement Association, but thus far the decrease has been more severe in other areas of the country

3.

than in most of our market.  Within our market area the most severe downward impact occurred in northwest Arkansas where, due to overbuilding and the tightening of the credit markets, volume declined substantially. These decreases were partially offset by increased volume in more rural areas, such as western Kansas, where we benefited from improved farm and oil prices and more traditional credit practices.  Sales of building materials, such as block, brick, retaining wall block and pavers, also increased due primarily to their use in commercial and institutional construction projects and to increased sales efforts by a larger, more aggressive sales group.  In addition, cement sales benefited from an increase in sales to paving contractors.

During 2007, both the Cement Business and Ready-Mixed Concrete Business were impacted by abnormally rainy weather, a longer period of cold weather and a slowdown in residential construction as compared to 2006.  Volume decreases resulting from these conditions, partially offset by increases in price, resulted in a decrease in sales and net income from operations.  The price increases play a key role in helping us keep pace with increases in the cost of labor, raw materials, and transportation, and the expense of maintaining state-of-the-art equipment in our capital intensive industry.

2008 Compared to 2007--Consolidated net sales for the year ended December 31, 2008 were approximately $153.9 million, an increase of $7.1 million as compared to the year ended December 31, 2007. Sales in our Cement Business were higher by $2.0 million, while sales in our Ready-Mixed Concrete business increased $5.1 million.  Cement Business sales increased $1.6 million due to increased volume sold and increased $.4 million due to price increases.  Sales in our Ready-Mixed Concrete Business improved $1.0 million due to increased sales in concrete and $4.5 million in other items such as block, retaining wall, brick, pavers, sack products and other sundry items.  Construction contract sales declined during 2008 by $.4 million.

Consolidated cost of sales for the year 2008 were $8.3 million more than cost of sales for the year 2007. Cost of sales in our Cement Business were higher by $2.8 million, while cost of sales in our Ready-Mixed Concrete Business were higher by $5.5 million.  Cement Business cost of sales increased $1.0 million due to the 2.4% increase in volume sold and about $1.8 million due to the reduction in volume produced during the first quarter as discussed in "General" above.  Tons of cement produced in 2008 declined by 4.1%, as compared to 2007.  The increase in cost of sales in our Ready-Mixed Concrete Business was primarily due to a combination of cost increases in raw materials, production and delivery.  Raw materials, including cement, rock, sand and sundry building materials purchased for resale, increased $2.7 million primarily due to higher transportation costs resulting from high fuel costs.  The remaining $2.8 million increase related to production and delivery costs includes increased fuel, payroll, depreciation, maintenance and fringe benefit related expenses.

As a result of the above sales and cost of sales factors, our overall gross profit rate for the year ended December 31, 2008 was 21.4% compared to 23.3% for the year ended December 31, 2007.

Selling, general and administrative expenses increased by 7.5% for the year 2008 as compared to the year 2007.  These costs are normally considered fixed costs that do not vary significantly with changes in sales volume.  This increase is partially due to a $.1 million increase in bad debt expenses related to the current economic conditions.  Additional sales staff in our Ready-Mixed Concrete Business and the costs related to their activities also contributed to the increase in selling expenses while favorably impacting sales volumes.

Interest expense decreased about $.9 million for the year 2008 as compared to the year 2007 due to a decrease in interest rates and a decrease in borrowings.  See Note 4, Line of Credit and Long-Term Debt, of Notes to Consolidated Financial Statements for further discussion.  The Company utilized these loans for capital improvements and temporary operating funds.  During 2008, there was a $4.2 million impairment loss recorded

4.

on equity investments due to impairments that were other-than-temporary while the Company realized a gain of approximately $2.5 million for the year 2007 from the sale of equity investments. See Note 2, Investments, of Notes to Consolidated Financial Statements for further discussion.

The effective tax rates for years 2008 and 2007 were 21.0% and 28.1%, respectively.  The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion, domestic production activities deduction, minority interest in consolidated income and valuation allowance.  During 2008, percentage depletion decreased the effective tax rate by 10.2%.  During 2007, percentage depletion reduced the effective tax rate by 6.0%.

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

Consolidated cost of sales for the year 2007 were $7.9 million less than cost of sales for the year 2006. Cost of sales in our Cement Business was lower by $4.1 million, while cost of sales in our Ready-Mixed Concrete Business was lower by $3.8 million.  Cement Business cost of sales decreased $6.6 million due to the 14.6% decrease in volume sold which was partially offset by higher production costs primarily resulting from lower production levels.  Ready-Mixed Concrete Business cost of sales decreased $2.1 million due to the net effect of an 11.8% decrease in volume sold and increases in costs for raw materials, including cement, rock, sand and sundry building materials purchased for resale, due in large part to higher fuel prices; in addition to the $1.7 million decrease in construction contract costs from improved operation efficiencies.

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

The effective tax rates for years 2007 and 2006 were 28.1% and 31.1%, respectively.  The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion, domestic production activities deduction, minority interest in consolidated income and valuation allowance.  During 2007, percentage depletion decreased the effective tax rate by 6.0%.  During 2006, percentage depletion reduced the effective tax rate by 6.8%.

LIQUIDITY

We are able to meet our cash needs primarily from a combination of operations and bank loans.

5.

Net cash provided by operating activities totaled $24.0 million for 2008, a $1.7 million increase over the year 2007.  Net income decreased by $5.0 million from 2007 to 2008.  There were no realized gains on sale of other investments for 2008; however a $4.2 million non-cash adjustment for the other-than-temporary loss on impairment of other investments was realized while none was realized in 2007 or 2006.  See Note 2, Investments, of Notes to Consolidated Financial Statements for further discussion.  Cash was also provided by the increase in accounts payable and accrued liabilities which increased by $2.0 million in 2008 primarily due to prepayments held on account in accrued liabilities.  Cash used for operating activities includes receivable increases of $2.0 million in 2008.

Net cash provided by operating activities totaled $22.4 million for 2007.  Net income increased by $2.0 million from 2006 to 2007 primarily due to the $2.5 million realized gain on the sale of equity investments. The non-cash adjustment for depreciation, depletion and amortization increased by $.5 million from 2006 to 2007. This increase reflects the impact of certain assets, mainly related to our cement production and the expansion of the Company's corporate office, placed in service during 2005 and 2006.  The realized gain on sale of other investments for 2007 is due to the sale of available-for-sale equity securities.  Cash was provided by operating activities when receivables decreased by $1.3 million during 2007.  Cash was also provided when accounts payable and accrued liabilities increased by $.7 million primarily due to the timing of accounts payable.  Cash used for operating activities includes $5.0 million for increased inventories.  Finished cement inventory increased due to greater volumes held in inventory and to the higher cost of those inventories compared to 2006; fuel, gypsum, paper sacks and other inventory increased primarily due to coal and petroleum coke purchases exceeding amounts consumed in the production process; and operating and maintenance supplies increased due to the purchase of specialized repair parts that support the recently completed production facility improvements.

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

Net cash used for investing activities totaled $19.2 million, $8.2 million, and $21.8 million in 2008, 2007 and 2006, respectively.  The $11.0 million increase in net cash used for investing activities from 2007 to 2008 is primarily due to purchases of equity investments, the acquisition of a business, and an increase in short-term investments for a total increase of $7.5 million and the $4.7 million decline in proceeds from disposals of equity investments.  The $13.6 million decrease in net cash used for investing activities from 2006 to 2007 is principally due to a $9.8 million decrease in acquisition of property, plant and equipment in the Cement Business during 2007.

Net cash provided by (used for) financing activities totaled $(6.1) million, $(12.2) million, and $1.1 million for 2008, 2007 and 2006, respectively. The differences were primarily due to changes in the line of credit balance. The line of credit was used to cover operating expenses and for capital expenditures.

In December 2008, Monarch renewed and modified the loan agreement with its current lender, Bank of Oklahoma, N.A., under similar terms as the prior agreement. Monarch's current unsecured credit commitment

6.

consists of a $25.0 million term loan maturing December 31, 2014 and a $15.0 million line of credit maturing December 31, 2009. The term loan bears a floating interest rate based on the lender's National Prime rate less .75% with a 3.00% interest rate minimum or floor. The line of credit bears a floating interest rate based on the lender's National Prime rate less 1.25% with a 2.50% interest rate minimum or floor. The loan agreement contains a financial covenant related to net worth which the Company was in compliance with at year end.  Prior to the renewal, interest on the Company's term loan was variable and was based on the JP Morgan Chase prime rate less .75%.  Interest on the line of credit varied with the lender's National Prime rate less 1.25% for 2008 and 1.00% for 2007.  As of December 31, 2008, we had borrowed $17.2 million on the term loan and $0 on the line of credit leaving a balance available on the line of credit of $15.0 million.  The annual weighted average interest rate we paid on the term loan during 2008 and 2007 was 4.42% and 7.30%, respectively.  The annual weighted average interest rate we paid on the line of credit during 2008 and 2007 was 3.92% and 7.05%, respectively.  At year end, the applicable interest rate was 3.25% on the term loan and 2.75% on the line of credit.  See Note 4, Line of Credit and Long-Term Debt, of Notes to Consolidated Financial Statements for further discussion.  The term loan was used to help finance the expansion project at our cement manufacturing facility.  The line of credit was used to cover operating expenses primarily during the first half of the year when we build inventory due to the seasonality of our business and for capital expenditures.  Our Board of Directors has given management the authority to borrow an additional $10 million, for a maximum of $50 million.  No assurances can be given that we will be able to obtain this additional borrowing on favorable terms, if at all.

Contractual obligations at December 31, 2008, consisting of maturities on long-term debt, estimated interest payments on debt, pension, postretirement benefit obligations and open purchase orders are as follows:

	2009	2010	2011	2012	2013	Thereafter
Long-Term debt	$ 2,643,943	$ 3,015,371	$ 2,949,967	$ 3,021,282	$ 3,017,642	$ 3,103,754
Interest payments	594,287	479,446	367,666	261,561	162,063	62,788
Pension	1,880,000	-	-	-	-	-
Postretirement benefit obligations	1,489,787	1,600,558	1,726,138	1,767,978	1,826,032	9,823,764
Open purchase orders	6,324,438	4,096,784	2,530,642	-	-	-

The long-term debt obligation is based on current interest rates and assumes that the term loan is paid off at maturity.

The Company has been required to make a pension contribution each of the past three years.  In 2008, 2007 and 2006, the Company contributed approximately $1.4 million, $.7 million and $.6 million, respectively, to the pension fund.  No estimates of required pension payments have been asked for or made beyond 2009.  The decline in the bond and stock markets in 2008 significantly reduced the value of our pension funds at December 31, 2008.  Based on the pension laws currently in effect, the resulting increase in minimum funding requirements could cause a negative impact to our liquidity.

Each segment of the cement manufacturing process requires significant investment in major pieces of equipment.  Once installed, this equipment, if properly maintained, can function for many years.  Generally we spend several million dollars each year on preventive maintenance and equipment repairs; however, capital expenditures vary from year to year.  A piece of equipment that costs $25-$30 million may remain in service for fifty years.  After a period of time, this equipment may be modified to incorporate the latest technology, increasing its efficiency and production capacity and extending its useful life.  In the years Monarch invests in major equipment replacements or enhancements, current operations do not generate enough cash to pay for the improvements, requiring us to use our cash on hand or bank financing.  As projects are completed, we reduce the

7.

amount needed for major capital expenditures, allowing us to pay off any outstanding bank loans and accumulate cash for the next major plant improvement.

The Company is installing a fuel handling system which is expected to be completed in the third quarter of 2009 at a cost of approximately $4.0 million.  Projects in the planning and design phases include an overland conveyor system to improve efficiencies in moving raw materials.  This conveyor system and projects related thereto are expected to cost approximately $15.0 million to $25.0 million depending on the exact components of the project undertaken and the volatility of certain material costs, particularly steel.  Management has the discretion to postpone components of the project and the discretion to undertake part or the entire project.  The overland conveyor system and projects related to it are estimated to take twenty-four to thirty-six months to complete after the first purchase order is issued, which is expected to occur in 2009.  We anticipate capital expenditures for 2009 to be higher than 2008 levels, but we do not anticipate the need for additional bank financing other than that available under the existing line of credit.

For several years the Company has paid a $.20 per share dividend in January, March, June and September. Beginning with the April 2006 Board of Directors meeting, the Board elected to increase these dividends to $.21 per share; at the April 2007 Board of Directors meeting, the Board increased the dividend to $.22 per share; and at the April 2008 Board of Directors meeting, the Board increased the dividend to $.23 per share.  Under the terms and conditions of our loan agreement, the Company is required to maintain a tangible net worth of $90 million and an adjusted tangible net worth, which is tangible net worth before other comprehensive income, of $95 million.  The Company was in compliance with these requirements at year end.  The minimum net worth requirements could impact the Company's ability to pay dividends in the future.  Although dividends are declared at the Board's discretion and could be impacted by the minimum net worth requirements of the Company's loan agreement, we project future earnings will support the continued payment of dividends at the current level.

FINANCIAL CONDITION

Total assets as of December 31, 2008 were $174.8 million, an increase of $7.3 million since December 31, 2007 due primarily to increases in short-term investments, receivables, inventories and deferred income taxes. Short-term investments increased by $2.1 million as a result of sales during the latter part of the year generating cash in excess of the amount needed to finance current operations.  The $2.0 million increase in receivables is the result of higher sales in December 2008 in comparison to sales in December 2007. Inventories increased by $.9 million. Fuel, gypsum, paper sacks and other inventory increased primarily due to purchases of coal and petroleum coke exceeding amounts consumed in the production process.  Operating and maintenance supplies inventory increased due to purchases of specialized repair supplies related to the recently completed construction in the production facilities.  Management continually evaluates the lead time to obtain repair parts which are critical to its cement operations in determining which parts to keep in inventory. Deferred income taxes increased $6.4 million primarily due to an increase in postretirement liability, impairments to available-for-sale equity securities deemed other-than-temporary, and a decrease in unrealized holding gains related to equity investments.  Investments decreased primarily as a result of a decrease in the fair market value of equity investments.

Other accrued liabilities increased by $2.1 million in 2008 primarily due to prepayments held on account. Indebtedness decreased about $2.5 million during the year 2008 primarily as a result of payments on the bank loan with cash provided by the Company's cement manufacturing operations.

During 2008, we adjusted the pension liability, resulting in an increase in long-term accrued pension expense of $8.9 million and a decrease in stockholders' investment of $5.7 million.  The change in liability was

8.

primarily due to a loss on plan assets during 2008 caused by the economic downturn.  We also adjusted the postretirement liability, resulting in a decrease in accrued postretirement expense of $1.0 million and an increase in stockholders' investment of $1.5 million.  The increase in stockholders' investment was due to a current year actuarial gain and amortization of actuarial losses.  Actuarial gains (losses) are a measure of the difference between actual experience and that expected based upon the actuarial assumptions between two measurement dates.  The gains (losses) are directly calculated and are amortized over average expected future service, to the extent that such gains (losses) are greater than 10% of the greater of the Accrued Postretirement Benefit Obligation and the Plan's assets.

Stockholders' investment increased .2% during 2008 as a result of net income and the postretirement changes in comprehensive income, which was reduced by dividends and the pension and unrealized holding gain changes in comprehensive income. Basic earnings were $2.54 per share and dividends declared were $.92 per share for the year 2008.

CAPITAL RESOURCES

The Company historically invests $10 million to $12 million per year on capital expenditures to keep its equipment and facilities in good operating condition.  Capital expenditures during 2008 included expenditures to improve efficiencies in moving raw materials in the Cement Business.  We also invested in routine equipment purchases in both the Cement Business and Ready-Mixed Concrete Business during 2008.  Property, plant and equipment expenditures for 2008 totaled approximately $8.2 million, excluding the amounts that are included in accounts payable.

The Company is currently installing a fuel handling system which is expected to be completed in the third quarter of 2009 at a cost of approximately $4.0 million.  Projects in the planning and design phases include an overland conveyor system to improve efficiencies in moving raw materials.  This conveyor system and projects related thereto are expected to cost approximately $15.0 million to $25.0 million depending on the exact components of the project undertaken and the volatility of certain material costs, particularly steel.  Management has the discretion to postpone components of the project and the discretion to undertake part or the entire project. The overland conveyor system and projects related to it are estimated to take twenty-four to thirty-six months to complete after the first purchase order is issued, which is expected to occur in 2009.  The Company also plans to invest in other miscellaneous equipment and facility improvements in both the Cement Business and Ready-Mixed Concrete Business in 2009.  These expenditures are expected to reach approximately $12.0 million during 2009 and will be funded with a mixture of cash from operations and temporary bank loans. We do not anticipate the need for additional bank financing beyond the amount available through our existing revolving line of credit.

Accounting Policies--The critical accounting policies with respect to the Company are those related to pension and postretirement benefits.

Monarch has defined benefit pension plans covering substantially all permanent employees in the Cement Business.  Plans covering staff (salaried) employees provide pension benefits that are based on years of service and the employee's last sixty calendar months of earnings or the highest five consecutive calendar years of earnings out of the last ten calendar years of service, whichever is greater.  Plans covering production (hourly) employees provide benefits of stated amounts for each year of service.  Generally, Monarch's funding policy is to contribute annually an amount within the minimum/maximum range of tax deductible contributions. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future.  Monarch expects 2009 cash expenditures for these plans to be approximately $1.9 million.

9.

Monarch also provides other postretirement employee benefits including health care and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited service under the pension plans.  These benefits are self-insured by Monarch and are paid out of Monarch's general assets.  Monarch expects 2009 cash expenditures for postretirement benefits to be approximately $1.6 million.

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

See Note 14, Future Change in Accounting Principles, of Notes to Consolidated Financial Statements for information concerning the accounting pronouncements issued by the Financial Accounting Standards Board.

Market Risks--Market risks relating to the Company's operations result primarily from changes in demand for our products.  Construction activity, particularly in the residential market, has been adversely impacted by the global financial crisis even though interest rates are at historically low levels.  A continuation of the financial crisis, including a scarcity of credit, or a significant increase in interest rates could lead to a further reduction in construction activities in both the residential and commercial market.  Budget shortfalls during economic slowdowns could cause money to be diverted away from highway projects, schools, detention facilities and other governmental construction projects.  Reduction in construction activity lowers the demand for cement, ready-mixed concrete, concrete products and sundry building materials.  As demand decreases, competition to retain sales volume could create downward pressure on sales prices.  The manufacture of cement requires a significant investment in property, plant and equipment and a trained workforce to operate and maintain this equipment.  These costs do not materially vary with the level of production.  As a result, by operating at or near capacity, regardless of demand, companies can reduce per unit production costs.  The continual need to control production costs encourages overproduction during periods of reduced demand. See Note 8, Significant Estimates and Certain Concentrations, of Notes to Consolidated Financial Statements for further discussion.

The Company invests in equity investments which are subject to market fluctuations.  The Company had $12.7 million of equity securities, primarily of publicly traded entities, as of December 31, 2008.  The aggregate amount of securities carried at cost, for which the Company has not elected the fair value option, was $1.8 million as of December 31, 2008.  The remaining $10.9 million in equity investments, which are stated at fair market value, are not hedged and are exposed to the risk of changing market prices.  The Company classifies all securities as "available-for-sale" for accounting purposes and marks them to market on the balance sheet at the end of each period unless they are securities for which the Company has not elected the fair value option.  Securities carried at cost are adjusted for impairment, if conditions warrant.  Management estimates that its publicly traded investments will generally be consistent with trends and movements of the overall stock market

10.

excluding any unusual situations.  An immediate 10% change in the market price of our equity securities would have a $.7 million effect on comprehensive income.  At December 31, 2008, the Company evaluated all of its equity investments for impairment.  The results of those evaluations are discussed in Note 2, Investments, of Notes to Consolidated Financial Statements.

Interest rates on the Company's term loan and line of credit are variable, subject to interest rate minimums or floors, and are based on the lender's National Prime rate less .75% and lender's National Prime rate less 1.25%, respectively.  See Note 4, Line of Credit and Long-Term Debt, of Notes to Consolidated Financial Statements.

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

Environmental Regulations--Regulation of carbon dioxide emissions are currently being discussed by both state and federal legislative bodies and regulators.  As part of the chemical process involved in the production of portland cement, carbon dioxide is driven off of raw materials.  Management is studying practices and technology which may reduce or sequester carbon dioxide emissions.  The effect of environmental regulations, and/or noncompliance thereof, may increase taxes, penalties, and the cost of production, as well as require additional capital expenditures for equipment.

STOCK MARKET AND DIVIDEND DATA

On February 17, 2009, Monarch's stock was held by approximately 650 record holders.  Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market under the trading symbol "MCEM.OB".  Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.  Following is a schedule of the range of the low and high bid quotations for Monarch's stock as reported by Yahoo! at http://finance.yahoo.com/, and of the dividends declared on Monarch's stock, for each quarter of our two latest fiscal years:

	2008				2007
	Price		Dividends		Price		Dividends
Quarter	Low	High	Declared		Low	High	Declared
First	$28.50	$30.50	$ -		$29.00	$35.50	$ -
Second	$27.11	$29.75	$.23		$30.55	$32.01	$.22
Third	$26.25	$29.50	$ 23		$27.85	$32.40	$.22
Fourth	$20.35	$30.26	$.46	*	$28.50	$29.70	$.44 *

*Reflects declaration of two $.23 and $.22 dividends payable in the first quarter of 2009 and 2008, respectively.

For additional information concerning the Company's payment of dividends, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity".  In accordance with the Company's loan agreement, it is required to maintain a minimum net worth which could impact the payment of

11.

future dividends.  See Note 4, Line of Credit and Long-Term Debt, of Notes to Consolidated Financial Statements.

The following performance graph and table show a five-year comparison of cumulative total returns for the Company, the S&P 500 composite index and an index of a peer group of companies selected by the Company.

The cumulative total return on investment for each of the periods for the Company, the S&P 500 and the peer group is based on the stock price or composite index at January 1, 2004.  The performance graph assumes that the value of an investment in the Company's capital stock and each index was $100 at January 1, 2004 and that all dividends were reinvested.  The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

	12/03	12/04	12/05	12/06	12/07	12/08

Monarch Cement Company (The)	100.00	122.70	131.84	191.96	180.89	173.04
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
Peer Group	100.00	124.92	158.62	217.69	215.19	92.18

The performance graph compares the performance of the Company with that of the S&P 500 composite index and an index of a peer group of companies in the Company's industry in which the returns are weighted according to each company's market capitalization.  The peer group consists of Cemex Sab De CV, Eagle Materials, Inc., Texas Industries, Inc., Vulcan Materials Company, Lafarge S.A. and Ready Mix, Inc.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the framework and criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by BKD, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

                                                                                         THE MONARCH CEMENT COMPANY

13.

 Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited The Monarch Cement Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Monarch Cement Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of The Monarch Cement Company and our report dated March 11, 2009 expressed an unqualified opinion thereon.

                                                                                    BKD, LLP

Kansas City, Missouri
March 11, 2009

2.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' investment, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008.  The Company's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2008 the Company changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

As discussed in Note 1 to the financial statements, in 2006 the Company changed its method of accounting for pension and other post-retirement benefits.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Monarch Cement Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 11, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

                                                                                    BKD, LLP

Kansas City, Missouri
March 11, 2009

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

ASSETS	2 0 0 8	2 0 0 7
CURRENT ASSETS:
Cash and cash equivalents	$ 3,111,509	$ 4,404,116
Short-term investments, at cost which approximates fair value	2,100,000	-
Receivables, less allowances of $788,000 in 2008 and
$640,000 in 2007 for doubtful accounts	15,499,638	13,531,221
Inventories, priced at cost which is not in excess of market-
Finished cement	$ 4,507,180	$ 6,110,974
Work in process	1,681,765	2,569,641
Building products	5,069,230	4,518,379
Fuel, gypsum, paper sacks and other	6,312,135	4,606,447
Operating and maintenance supplies	10,943,746	9,759,949
Total inventories	$ 28,514,056	$ 27,565,390
Refundable federal and state income taxes	27,102	-
Deferred income taxes	710,000	635,000
Prepaid expenses	508,324	248,380
Total current assets	$ 50,470,629	$ 46,384,107

PROPERTY, PLANT AND EQUIPMENT, at cost, less accumulated
depreciation and depletion of $151,055,752 in 2008 and $140,661,628 in 2007	90,803,872	93,301,169
DEFERRED INCOME TAXES	19,473,540	13,155,534
INVESTMENTS	12,740,244	13,468,319
OTHER ASSETS	1,276,364	1,179,116
	$ 174,764,649	$ 167,488,245
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
Accounts payable	$ 6,308,873	$ 6,413,945
Current portion of term loan	2,643,913	2,181,524
Accrued liabilities-
Dividends	1,851,131	1,771,862
Compensation and benefits	2,895,841	2,764,327
Federal and state income taxes	-	573,291
Miscellaneous taxes	845,830	816,839
Other	2,960,892	823,392
Total current liabilities	$ 17,506,480	$ 15,345,180
LONG-TERM DEBT	15,108,016	18,024,478
ACCRUED POSTRETIREMENT BENEFITS	26,210,409	27,206,515
ACCRUED PENSION EXPENSE	14,720,952	5,848,510
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	708,864	709,038
STOCKHOLDERS' INVESTMENT
Capital Stock, par value $2.50 per share, one vote per share -
Authorized 10,000,000 shares, Issued 2,518,658 shares at
December 31, 2008 and 2,510,708 shares at December 31, 2007	$ 6,296,645	$ 6,276,770
Class B Capital Stock, par value $2.50 per share, ten votes per share - Authorized 10,000,000 shares, Issued 1,505,540 shares at
December 31, 2008 and 1,516,250 shares at December 31, 2007	3,763,850	3,790,625
Retained earnings	104,958,556	98,488,627
Accumulated other comprehensive loss	(14,509,123)	(8,201,498)
Total stockholders' investment	$ 100,509,928	$ 100,354,524
	$ 174,764,649	$ 167,488,245
See notes to consolidated financial statements

17.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
	2008	2007	2006
NET SALES	$ 153,886,473	$ 146,769,559	$ 154,212,628

COST OF SALES	120,887,764	112,637,185	120,492,566
Gross profit from operations	$ 32,998,709	$ 34,132,374	$ 33,720,062

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	16,243,707	15,113,434	14,043,665
Income from operations	$ 16,755,002	$ 19,018,940	$ 19,676,397

OTHER INCOME (EXPENSE)
Interest income	$ 175,895	$ 184,541	$ 307,359
Interest expense	(917,218)	(1,808,881)	(1,911,830)
Loss on impairment of equity investments	(4,157,612)	-	-
Gain on sale of equity investments	-	2,486,100	-
Dividend income	267,435	231,940	131,749
Other, net	834,379	1,071,767	976,550
	$ (3,797,121)	$ 2,165,467	$ (496,172)

INCOME BEFORE PROVISION FOR INCOME TAXES	$ 12,957,881	$ 21,184,407	$ 19,180,225
PROVISION FOR INCOME TAXES	2,725,000	5,950,000	5,965,000

NET INCOME	$ 10,232,881	$ 15,234,407	$ 13,215,225
Basic earnings per share	$2.54	$3.78	$3.28

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
	2008	2007	2006
NET INCOME	$ 10,232,881	$ 15,234,407	$ 13,215,225

UNREALIZED APPRECIATION (DEPRECIATION) ON
AVAILABLE FOR SALE SECURITIES (Net of deferred
tax (benefit) expense of $(3,040,000), $(384,000) and $308,000
for 2008, 2007 and 2006, respectively)	(4,557,612)	(579,900)	462,000

RECLASSIFICATION ADJUSTMENT FOR
REALIZED (GAINS) LOSSES INCLUDED IN
NET INCOME (Net of deferred tax (benefit) expense of $(1,664,000),
$996,000 and $0 for 2008, 2007 and 2006, respectively)	2,493,612	(1,490,100)	-

MINIMUM PENSION LIABILITY (Net of deferred tax (benefit)
expense of $(3,800,000), $(805,000) and $497,000 for
2008, 2007 and 2006, respectively)	(5,705,931)	(1,199,292)	744,802

POSTRETIREMENT LIABILITY (Net of deferred tax (benefit)
expense of $975,000, $(20,000) and $0 for 2008,
2007 and 2006, respectively)	1,462,306	(23,244)	-
COMPREHENSIVE INCOME	$ 3,925,256	$ 11,941,871	$ 14,422,027

See notes to consolidated financial statements
			18.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

					Accumulated
		Class B			Other
	Capital	Capital	Retained	Treasury	Comprehensive	Stockholders'
	Stock	Stock	Earnings	Stock	Income (Loss)	Investment

Balance at January 1, 2006	$ 6,162,315	$ 3,905,080	$ 76,965,363	$ -	$ 2,640,000	$ 89,672,758

Net income	-	-	13,215,225	-	-	13,215,225
Dividends declared
($.84 per share)	-	-	(3,382,645)	-	-	(3,382,645)
Transfer of shares	58,398	(58,398)	-	-	-	-
Change in unrealized
appreciation on available-
for-sale securities	-	-	-	-	462,000	462,000
Adjustment to recognize
minimum pension liability	-	-	-	-	744,802	744,802
Adjustment to initially apply
FAS 158-pension liability	-	-	-	-	(1,311,444)	(1,311,444)
Adjustment to initially apply
FAS 158-postretirement liability	-	-	-	-	(7,444,320)	(7,444,320)
Balance at December 31, 2006	$ 6,220,713	$ 3,846,682	$ 86,797,943	$ -	$ (4,908,962)	$ 91,956,376

Net income	-	-	15,234,407	-	-	15,234,407
Dividends declared	-	-	(3,543,723)	-	-	(3,543,723)
($.88 per share)
Transfer of shares	56,057	(56,057)	-	-	-	-
Change in unrealized
appreciation on available-
for-sale securities	-	-	-	-	(2,070,000)	(2,070,000)
Adjustment to recognize
minimum pension liability	-	-	-	-	(1,199,292)	(1,199,292)
Adjustment to recognize
postretirement liability	-	-	-	-	(23,244)	(23,244)
Balance at December 31, 2007	$ 6,276,770	$ 3,790,625	$ 98,488,627	$ -	$ (8,201,498)	$100,354,524

Net income	-	-	10,232,881	-	-	10,232,881
Dividends declared	-	-	(3,703,531)	-	-	(3,703,531)
($.92 per share)
Transfer of shares	26,775	(26,775)	-	-	-	-
Purchase of treasury stock	-	-	-	(66,321)	-	(66,321)
Retirement of treasury stock	(6,900)	-	(59,421)	66,321	-	-
Change in unrealized
appreciation on available-
for-sale securities	-	-	-	-	(2,064,000)	(2,064,000)
Adjustment to recognize
minimum pension liability	-	-	-	-	(5,705,931)	(5,705,931)
Adjustment to recognize
postretirement liability	-	-	-	-	1,462,306	1,462,306
Balance at December 31, 2008	$ 6,296,645	$ 3,763,850	$104,958,556	$ -	$(14,509,123)	$100,509,928

See notes to consolidated financial statements

 19.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	2008	2007	2006
OPERATING ACTIVITIES:
Net income	$ 10,232,881	$ 15,234,407	$ 13,215,225
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation, depletion and amortization	12,270,723	11,848,894	11,312,741
Minority interest in losses of subsidiaries	(174)	(124,338)	(4,553)
Deferred income taxes	(2,192,006)	(1,223,534)	(559,000)
Gain on disposal of assets	(234,940)	(574,879)	(217,708)
Realized gain on sale of other investments	-	(2,486,100)	-
Realized loss on impairment of other investments	4,157,612	-	-
Change in assets and liabilities:
Receivables, net	(1,968,417)	1,264,260	(608,930)
Inventories	(721,888)	(4,987,312)	(4,451,173)
Refundable income taxes	(27,102)	739,574	(739,574)
Prepaid expenses	(259,944)	36,219	(203,756)
Other assets	32,821	58,750	60,523
Accounts payable and accrued liabilities	2,033,813	679,334	(1,123,145)
Accrued postretirement benefits	1,351,200	2,090,606	1,501,670
Accrued pension expense	(633,489)	(195,995)	63,416
Net cash provided by operating activities	$ 24,041,090	$ 22,359,886	$ 18,245,736

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	$ (8,150,297)	$ (9,624,187)	$ (22,405,144)
Proceeds from disposals of property, plant and equipment	250,727	758,634	353,203
Payment for acquisition of business	(2,319,934)	-	-
Payment for purchases of equity investments	(6,869,537)	(3,819,431)	(1,051,038)
Proceeds from disposals of equity investments	-	4,662,883	-
(Increase) decrease in short-term investments, net	(2,100,000)	-	1,500,000
Purchases of subsidiaries' stock	-	(189,741)	(192,914)
Net cash used for investing activities	$ (19,189,041)	$ (8,211,842)	$ (21,795,893)

FINANCING ACTIVITIES:
Increase (decrease) in line of credit, net	$ -	$ (6,397,667)	$ 6,397,667
Payment on bank loans	(2,116,417)	(2,067,630)	(1,782,463)
Payments on other long-term debt	(337,656)	(226,071)	(222,146)
Cash dividends paid	(3,624,262)	(3,463,183)	(3,302,106)
Subsidiaries' dividends paid to minority interest	-	-	(25,733)
Purchase of treasury stock	(66,321)	-	-
Net cash provided by (used for) financing activities	$ (6,144,656)	$ (12,154,551)	$ 1,065,219

Net increase (decrease) in cash and cash equivalents	$ (1,292,607)	$ 1,993,493	$ (2,484,938)
Cash and Cash Equivalents, beginning of year	4,404,116	2,410,623	4,895,561
Cash and Cash Equivalents, end of year	$ 3,111,509	$ 4,404,116	$ 2,410,623

Additional Cash Flow Information:
Interest paid, net of amount capitalized	$ 939,179	$ 1,812,743	$ 1,915,473
Income taxes paid, net of refunds	$ 5,500,016	$ 5,868,647	$ 7,271,924
Capital equipment additions included in accounts payable	$ 221,914	$ 546,085	$ 164,847

See notes to consolidated financial statements

20.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008, 2007 AND 2006

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

(b)     Principles of Consolidation--Monarch has direct control of certain operating companies that have been deemed to be subsidiaries within the meaning of accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission.  Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements.  All significant intercompany transactions have been eliminated in consolidation. Minority interests in net income (loss) have been recorded as reductions or increases in other income in the accompanying statements of income. The minority interests in net income (loss) were $(174), $(124,338) and $(4,553) during 2008, 2007 and 2006, respectively.

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

(d)     Reclassifications--Certain reclassifications have been made to the 2006 financial statements to conform to the current year presentation. These reclassifications had no effect on net earnings.

(e)     Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.  At December 31, 2008 and 2007, cash equivalents consisted primarily of money market investments and repurchase agreements with various banks which are not guaranteed by the FDIC.  The financial institutions holding the Company's cash accounts are participating in the FDIC's Transaction Account Guarantee Program.  Under that program, through December 31, 2009, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account.

 (f)     Short-term Investments--The Company has $2.1 million of short-term investments in Bank of Oklahoma, N.A. certificates of deposit which mature in less than one year.  Effective October 3, 2008, the FDIC's insurance limits increased to $250,000.  The increase in federally insured limits is currently set to expire December 31, 2009.  At December 31, 2008, the Company's account exceeded federally insured limits by approximately $1.9 million.

(g)     Investments--Equity securities for which the Company has no immediate plan to sell but that may be sold in the future are classified as available for sale.  If the fair value of the equity security is readily determinable, it is carried at fair value and unrealized gains and losses are recorded, net of related income tax effects, in stockholders' investment.  Realized gains and losses, based on the specifically identified cost of the

21.

security, are included in net income.  Equity securities whose fair value is not readily determinable are carried at cost unless the Company is aware of significant adverse effects which have impaired the investments.

(h)     Receivables--Accounts receivables are stated at the amount billed to customers.  The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions.  Accounts receivables are ordinarily due 30 days after the issuance of the invoice.  Accounts past due are considered delinquent.  Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

(i)     Inventories--Inventories of finished cement and work in process are recorded at the lower of cost or market on a last-in, first-out (LIFO) basis.  Total inventories reported under LIFO amounted to $6,188,945 and $8,680,615 as of December 31, 2008 and 2007, respectively.  Under the average cost method of accounting (which approximates current cost), these inventories would have been $2,764,000, $1,896,000 and $2,084,000 higher than those reported at December 31, 2008, 2007 and 2006, respectively.  The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

We incurred a permanent reduction in the LIFO layers of work in process and cement inventories in the amount of $.3 million at December 31, 2008.  The $.3 million liquidation gain was recognized as a reduction of cost of sales.  We did not incur any permanent reductions in the LIFO layers for the years ended December 31, 2007 and 2006.

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

(j)     Property, Plant and Equipment--Property, plant and equipment are stated at cost of acquisition or construction.  The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment.  During 2008, 2007 and 2006, the Company capitalized approximately $110,100, $161,000 and $236,100, respectively, of interest expense related to current construction projects.

As of December 31, 2008 and 2007, the amount of accounts payable related to property, plant and equipment was $221,914 and $546,085, respectively.

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

22.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008, 2007 AND 2006

(k)     Income Taxes--Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities.  A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

(l)     Revenue Recognition--The Company records revenue from the sale of cement, ready-mixed concrete, concrete products and sundry building materials following delivery of the products to customers. Concrete products are also sold through long-term construction contracts.  Revenues for these contracts are recognized on the percentage-of-completion method based on the costs incurred relative to total estimated costs. Full provision is made for any anticipated losses.  Billings for long-term construction contracts are rendered monthly, including the amount of retainage withheld by the customer until contract completion.  Retainages are included in receivables and are generally due within one year.  In the event the Company receives advance payment on orders, we defer revenue recognition until the product is delivered.

(m)     Cost of Sales--The Company considers all production and shipping costs, (gain) loss on disposal of assets, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs as cost of sales.

(n)     Selling, General and Administrative Expenses--Selling, general and administrative expenses consist of sales personnel salaries and expenses, promotional costs, accounting personnel salaries and expenses, director and administrative officer salaries and expenses, legal and professional expenses, and other expenses related to overall corporate costs.

(o)     Other, net--Other, net contains miscellaneous nonoperating income (expense) items other than interest income, interest expense, gains (losses) on equity investments and dividend income. Material items in other, net include income from oil properties of $465,920, $502,762 and $523,470 for 2008, 2007 and 2006, respectively.

(p)     Earnings per Share--Basic earnings per share is based on the weighted average common shares outstanding during each year.  Diluted earnings per share is based on the weighted average common and common equivalent shares outstanding each year.  Monarch has no common stock equivalents and therefore does not report diluted earnings per share.  The weighted average number of shares outstanding was 4,026,694 in 2008 and 4,026,958 in 2007 and 2006.

(q)     Taxes Collected from Customers and Remitted to Governmental Authorities--Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of income on a net basis.

(r)     Self Insurance--The Company has elected to self-insure certain costs related to employee and retiree health and accident benefits programs.  Costs resulting from self-insured losses are charged to income when incurred.  Health and accident benefits provided to employees and retirees in the Cement Business are totally self-insured.  Health benefits provided to employees in the Ready-Mixed Concrete Business are also self-insured but are subject to a $50,000 individual stop loss and an aggregate stop loss of 115% of expected claims.

(s)     Issuance and Repurchase of Stock--The Company records the purchase of subsidiaries' stock from minority shareholders as a reduction in the liability for minority interest in consolidated subsidiaries on the

23.

balance sheet.  Any excess of purchase price over net book value of the minority interest acquired is evaluated to determine if the excess should be added to the value of its property, plant and equipment, net of the deferred tax effect, recorded as goodwill or recognized as a gain or loss.

(t)     Disclosure about Fair Value of Financial Instruments--Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  Cash and cash equivalents, short-term investments, receivables, accounts payable and long-term debt have carrying values that approximate fair values.  Investment fair values equal quoted market prices, if available.  If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities. If it is not practicable to estimate the fair value of an investment, the investment is recorded at cost and evaluated quarterly for events that may adversely impact its fair value.

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

(u)     Disclosure about Defined Benefit Pension and Other Postretirement Plans--The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on December 31, 2006.  The most significant change was the requirement for the Company to recognize the entire overfunded or underfunded status of its defined benefit and postretirement plans as assets or liabilities in its statement of financial position and to recognize changes, net of taxes, in that funded status in the year in which the changes occur through comprehensive income.

(2)     INVESTMENTS

Realized gains (losses) are computed using the specific identification method.  The Company adopted the provisions of the Financial Accounting Standards Board (FASB) SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. The standard describes three levels of inputs that may be used to measure fair value.  Level 1 uses quoted prices in active markets for identical assets or liabilities.  Level 2 uses observable inputs other than Level 1 prices, such as quoted

24.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008, 2007 AND 2006

prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  Level 3 uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  SFAS No. 157 is effective on a prospective basis for all fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  In February 2008, the FASB issued Staff Positions (FSP) No. 157-1 and No. 157-2 which partially defer the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope.  The Company is evaluating the impact, if any, the adoption of these FSPs will have on the Company's consolidated financial statements.

The following table summarizes the bases used to measure certain assets at fair value on a recurring basis in the balance sheet:
Fair Value Measurements at Reporting Date Using:
December 31, 2008	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Input (Level 3)
Assets:
Available-for-sale securities	$ 10,939,044	$ 10,939,044	$ -	$ -
Total	$ 10,939,044	$ 10,939,044	$ -	$ -

December 31, 2007
Assets:
Available-for-sale securities	$ 11,407,469	$ 11,407,469	$ -	$ -
Total	$ 11,407,469	$ 11,407,469	$ -	$ -

The Company has no liabilities in either year requiring remeasurement to fair value on a recurring basis in the balance sheet.  The Company has remeasured to fair value on a non-recurring basis in the balance sheet a cost basis investment (Level 2 measurement) due to other-than-temporary impairment as discussed below.  The Company has no additional assets or liabilities in either year requiring remeasurement to fair value on a non-recurring basis in the balance sheet.

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008:

	Less than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	$ 816,872	$ 157,786	$ -	$ -	$ 816,872	$ 157,786
Investments in equity
securities carried at cost	1,434,500	223,100	-	-	1,434,500	223,100
Total	$ 2,251,372	$ 380,886	$ -	$ -	$ 2,251,372	$ 380,886

Due to an adverse change in market conditions, the Company's investments in marketable equity securities carried at fair value were evaluated for impairment by comparing the specifically identified cost of each purchase to market price.  As a result of these evaluations, the Company identified $4.1 million in other-than-temporary

25.

impairments in investments, primarily in housing, oil and gas refinery and marketing, cement and related industries; resulting in a recognized loss in earnings of equity investments.  The fair value of those impaired investments then became the new cost basis.  The Company also identified some specific purchases of marketable equity securities that were not other-than-temporarily impaired resulting in the recognition of unrealized losses (see table above).  These unrealized losses relate to an investment in the common stock of a company in the oil and gas refinery and marketing industry. The severity of the impairment (fair value is approximately 6 percent less than cost) and the duration of the impairment (less than 3 months) correlate with the weakening of the industry.  The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of the impairment.  Based on that evaluation and the Company's ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2008.

The Company owns stock in two privately-owned companies accounted for by the cost method; one in the brick industry and the other in the ethanol production industry.  Due to an adverse change in market conditions, these investments were evaluated for impairment based on average cost and specific identification, respectively.  As a result of those evaluations, the Company identified a $.1 million other-than-temporary impairment in the ethanol industry investment resulting in a realized loss.  The fair value of this investment, which was determined based on publicly available offers to buy or sell approximate to the Company's fiscal year end, then became the new cost basis.  The Company's evaluation also identified an unrealized loss on the brick industry investment of $.2 million (see table above).  The severity of the impairment (fair value is approximately 13% less than cost) and the duration of the impairment (less than 3 months) correlate with the weak fourth quarter 2008 performance within its industry.  Based on the Company's evaluation through a discounted cash flow valuation of the investee and the Company's ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider this investment to be other-than-temporarily impaired at December 31, 2008.  The aggregate cost after impairments of the Company's cost-method investments totaled $1.8 million and $2.1 million at December 31, 2008 and 2007, respectively.

The investment results for the years ended December 31, 2008, 2007 and 2006 are as follows:
	2008	2007	2006
Fair value of investments	$ 12,740,244	$ 13,468,319	$ 15,275,669
Cost of investments	10,760,244	8,048,319	6,405,669
Net unrealized gains	$ 1,980,000	$ 5,420,000	$ 8,870,000

Unrealized gain (loss) recorded in equity
Investments carried at fair value	$ 1,411,000	$ 3,252,000	$ 5,322,000
Investments carried at cost	(223,000)	-	-
Deferred income taxes	792,000	2,168,000	3,548,000
	$ 1,980,000	$ 5,420,000	$ 8,870,000

Proceeds from sale of securities	$ -	$ 4,662,883	$ -
Realized gains	$ -	$ 2,486,100	$ -
Realized losses due to other-than-temporary impairment of assets	$ (4,157,612)	$ -	$ -

(3)     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and their estimated useful lives at December 31, 2008 and 2007 consisted of:

26.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008, 2007 AND 2006

	Lives (Years)	2008	2007

Quarry land		$ 2,004,549	$ 1,806,742
Other land		7,590,672	7,653,479
Buildings and improvements	15 - 39	29,623,898	28,298,278
Cement manufacturing equipment	15 - 25	117,160,400	117,678,756
Ancillary equipment	5 - 10	12,415,809	8,763,102
Ready-mix and concrete production machinery and equipment	5 - 15	28,294,117	25,948,721
Transportation and mobile equipment	3 - 7	38,895,515	35,759,144
Office machinery, equipment, furniture and fixtures	3 - 10	2,139,774	1,987,196
Construction in process		3,734,890	6,067,379
		$ 241,859,624	$ 233,962,797
Less--Accumulated depreciation and depletion		151,055,752	140,661,628
		$ 90,803,872	$ 93,301,169

4)     LINE OF CREDIT AND LONG-TERM DEBT

In December 2008, Monarch renewed and modified the loan agreement with its current lender, Bank of Oklahoma, N.A., under similar terms as the prior agreement. Monarch's current unsecured credit commitment consists of a $25,000,000 term loan maturing December 31, 2014 and a $15,000,000 line of credit maturing December 31, 2009. Interest on the line of credit varies with the lender's National Prime rate less 1.25% with a 2.50% interest rate minimum or floor. The loan agreement contains a financial covenant related to net worth which the Company was in compliance with at year end. The average outstanding balance of the line of credit during 2008 and 2007 was $3.3 million and $5.1 million, respectively.  At December 31, 2008 and 2007, there was $0 borrowed against the line of credit.    Interest on the line of credit varies with the lender's National Prime rate less 1.25% for 2008 and 1.00% for 2007. The annual weighted average interest rate we paid on the line of credit during 2008 and 2007 was 3.92% and 7.05%, respectively.  The applicable interest rate was 2.75% and 6.25% on December 31, 2008 and 2007, respectively, and is payable quarterly.

	2008	2007
Note payable, bank (a)	$ 17,241,547	$ 19,357,963
Other	510,382	848,039
	$ 17,751,929	$ 20,206,002
Less current maturities	2,643,913	2,181,524
	$ 15,108,016	$ 18,024,478

(a)  Due December 31, 2014; payable $794,926 quarterly including interest;
       interest computed based on lender's National Prime rate less .75% with a
       3.00% interest rate minimum or floor subject to a financial covenant related to net worth which the Company was in compliance with at year end.

Aggregate annual maturities of long-term debt as of December 31, 2008 are:

2009	$ 2,643,913
2010	3,015,371
2011	2,949,967
2012	3,021,282
2013	3,017,642
Thereafter	3,103,754
$ 17,751,929

27.

(5)     INCOME TAXES

The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:

	2008	2007	2006

Taxes currently payable	$ 4,917,000	$ 7,174,000	$ 6,524,000
Deferred income taxes	(2,192,000)	(1,224,000)	(559,000)
Income tax expense	$ 2,725,000	$ 5,950,000	$ 5,965,000

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is as follows:

	2008	2007	2006

Computed at statutory rate (34%; over $10 million-35%)	$ 4,435,000	$ 7,315,000	$ 6,613,000
Increase (decrease) resulting from:
State income taxes, net of federal tax benefit	-	360,000	412,000
Percentage depletion	(1,328,000)	(1,280,000)	(1,309,000)
Valuation allowance	(40,000)	-	530,000
Domestic production activities deduction	(284,000)	(375,000)	(208,000)
Minority interest in consolidated income (loss)	-	(42,000)	(2,000)
Other	(58,000)	(28,000)	(71,000)
Provision for income taxes	$ 2,725,000	$ 5,950,000	$ 5,965,000

The tax effects of significant temporary differences relating to deferred taxes shown on the balance sheets were:

	2008	2007
Current:
Allowance for doubtful accounts	$ 315,000	$ 256,000
Accrued vacation	395,000	379,000
Net current deferred tax assets	$ 710,000	$ 635,000

Noncurrent:
Depreciation	$ (76,000)	$ (163,000)
Postretirement benefits	11,109,000	11,544,000
Pension liability	5,891,000	2,347,000
Unrealized holding gains	(792,000)	(2,168,000)
Net operating loss carryforwards	1,147,000	1,058,000
Impairment on investments	1,663,045	-
Other, net	531,495	537,534
Net long-term deferred tax assets	$ 19,473,540	$ 13,155,534

Some of the Company's subsidiaries file separate federal and/or state income tax returns which have resulted in net operating loss carryforwards.  Deferred taxes resulting from net operating loss carryforwards are included in the above table net of valuation allowances.  The valuation allowance has been used to reduce the tax benefit associated with the net operating loss carryforwards.  The provision for income taxes and income tax liabilities recorded in the financial statements include those separate calculations.  The following table presents the expiration dates of the Company's operating loss carryforwards for tax purposes as of December 31, 2008:

28.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008, 2007 AND 2006

Expiration Date	Operating Loss
2024	$ 90,000
2025	463,000
2026	439,000
2027	19,000
2028	136,000

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

The Company or one of its subsidiaries files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions.  With few exceptions, the Company is no longer subject to U.S. Federal or state income tax examinations for years before 2005.

(6)     POSTRETIREMENT BENEFITS

Monarch provides certain postretirement health care and life insurance benefits to all retired employees in the Cement Business who, as of their retirement date, meet the eligibility requirements.  These benefits are self-insured by Monarch and are paid out of Monarch's general assets.  Monarch expects 2009 cash expenditures for this plan to be approximately $1,560,000 which is equal to expected benefits and expenses.

Monarch uses a December 31 measurement date for the plans.  At December 31, 2008 and 2007, the current portion of the accrued benefit cost of approximately $1,560,000 and $1,650,000, respectively, is recorded in compensation and benefits.  Information about the plans' funded status and postretirement cost follows:

	2008	2007
Change in benefit obligation
Beginning of year	$ 28,856,515	$ 26,722,665
Service cost	473,443	536,236
Interest cost	1,611,513	1,656,793
Actuarial (gain) loss	(1,734,298)	1,100,463
Benefits and expenses paid*	(1,436,764)	(1,159,642)
Benefit obligation at end of year	$ 27,770,409	$ 28,856,515

Change in fair value of plan assets
Beginning of year	$ -	$ -
Employer contributions*	1,436,764	1,159,642
Benefits paid and expenses*	(1,436,764)	(1,159,642)
Fair value of plan asset at end of year	$ -	$ -

*Amounts are net of $72,165 retiree prescription drug subsidy received during the 2008 fiscal year.

Funded status = year-end benefit liability	$ (27,770,409)	$ (28,856,515)

29.

Amounts recognized in the balance sheets consist of:
	2008	2007
Current liability	$ (1,560,000)	$ (1,650,000)
Noncurrent liability	(26,210,409)	(27,206,515)
Net amount recognized	$ (27,770,409)	$ (28,856,515)

Other amounts recognized in the balance sheets:

Accumulated other comprehensive income	$ (6,005,258)	$ (7,467,564)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

Current year actuarial (gain) loss	$ (1,734,298)	$ 1,100,463
Amortization of actuarial loss	(703,008)	(1,057,219)
Total recognized in other comprehensive income	$ (2,437,306)	$ 43,244

Estimated amounts that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost in 2009 include an actuarial loss of $632,000.

(Accrued) Prepaid Expense represents the accumulated difference between actual contributions and actual expenses from past years.  It is updated from the prior year as follows:

(Accrued) prepaid postretirement benefit cost as of December 31, 2007	$ (16,408,951)
2008 net periodic postretirement benefit cost	2,787,964
2008 contributions	1,508,929
Retiree Drug Subsidy	72,165
(Accrued) prepaid postretirement benefit cost as of December 31, 2008	$ (17,760,151)

The assumed annual rate of increase in the per capita cost of covered health care benefits was 10% for 2008, 2007 and 2006.  This trend rate is assumed to decrease in future years, 1% per year to an ultimate annual rate of 5%.  Following are the components of net periodic benefit cost:

	2008	2007	2006

Components of net periodic benefit cost
Service cost	$ 473,443	$ 536,236	$ 526,652
Interest cost	1,611,513	1,656,793	1,495,069
Recognized net loss	703,008	1,057,219	886,732
Net periodic benefit cost	$ 2,787,964	$ 3,250,248	$ 2,908,453

Weighted-average assumptions as of December 31
Discount rate- benefit obligation	6.00%	6.00%	5.75%
Discount rate- postretirement cost	6.00%	5.75%	5.75%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on interest and service cost	$ 335,886	$ (271,057)
Effect on postretirement benefit obligation	3,715,118	(3,086,828)

On December 8, 2003, the Medicare Prescription Drug Improvement Modernization Act of 2003 (the Act) was signed into law.   The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy of sponsors of retiree health care benefit plans that provide benefits at least actuarially equivalent to

30.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008, 2007 AND 2006

Medicare Part D.  The Company has concluded that the benefits provided to most of our retirees are actuarially equivalent to Medicare Part D under the Act.

As of December 31, 2008, the following benefit payments (net of employee contributions) are expected to be paid:

	Gross	Subsidy Receipts	Net
2009	$ 1,559,512	$ 69,725	$ 1,489,787
2010	1,675,035	74,477	1,600,558
2011	1,805,121	78,983	1,726,138
2012	1,850,278	82,300	1,767,978
2013	1,911,611	85,579	1,826,032
2014-2018	10,315,839	492,075	9,823,764

(7)     PENSION PLANS

Monarch has noncontributory defined benefit pension plans covering substantially all employees in the Cement Business who meet the eligibility requirements.  Monarch's funding policy is to contribute annually an amount within the minimum/maximum range of tax deductible contributions.  Monarch expects to contribute approximately $1,880,000 to the plans in 2009.

Monarch uses a December 31 measurement date for the plans.  Information about the plans' funded status and pension cost follows:

	2008	2007
Change in benefit obligation
Benefit obligation at beginning of year	$ 31,718,049	$ 30,699,393
Service cost	580,046	569,753
Interest cost	1,878,251	1,768,711
Actuarial (gain) loss	35,237	(344,574)
Plan amendment	-	876,119
Benefits paid and expenses	(1,866,816)	(1,851,353)
Benefit obligation at end of year	$ 32,344,767	$ 31,718,049
Change in plan assets
Fair value of plan assets at beginning of year	$ 25,869,539	$ 26,659,180
Actual return on plan assets	(7,806,635)	395,469
Employer contribution	1,427,727	666,243
Benefits paid and expenses	(1,866,816)	(1,851,353)
Fair value of plan assets at end of year	$ 17,623,815	$ 25,869,539
Funded status, end of year
Fair value of plan assets	$ 17,623,815	$ 25,869,539
Benefits obligation	32,344,767	31,718,049
Funded status	$ (14,720,952)	$ (5,848,510)

Amounts recognized in the balance sheets consist of:

Current liability	$ -	$ -
Noncurrent liability	(14,720,952)	(5,848,510)
Net amount recognized	$ (14,720,952)	$ (5,848,510)

31.

Amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost consist of:

	2008	2007
Net actuarial loss	$ 15,014,314	$ 5,372,546
Prior service cost	1,137,551	1,273,388
	$ 16,151,865	$ 6,645,934

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

Current year actuarial loss	$ 9,838,021	$ 1,329,751
Amortization of actuarial loss	(196,253)	(126,455)
Current year prior service loss	-	876,119
Amortization of prior service cost	(135,837)	(75,123)
Total recognized in other comprehensive income	$ 9,505,931	$ 2,004,292

Estimated amounts that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2009:

Actuarial loss	$ 1,018,000
Prior service cost	134,000
Total to be amortized in 2009	$ 1,152,000

The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31 are as follows:

	2008	2007	2006
Discount rate - benefit obligation	6.00%	6.00%	5.75%
Discount rate - pension cost	6.00%	5.75%	5.75%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase (Staff plan only)	4.50%	4.50%	4.50%

The following table presents the components of net periodic pension cost as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
Service cost	$ 580,046	$ 569,753	$ 550,235
Interest cost	1,878,251	1,768,711	1,712,643
Expected return on plan assets	(1,996,149)	(2,069,794)	(1,896,034)
Amortization of prior service cost	135,837	75,123	75,123
Recognized net actuarial gain	196,253	126,455	229,757
Net periodic pension expense	$ 794,238	$ 470,248	$ 671,724

The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets as well as current facts and circumstances.

Plan assets are held by a trustee bank.  A fund manager has been retained to make all investment decisions within guidelines specified by Monarch.  The guidelines permit investment in both equities and fixed income securities including common stocks, corporate bonds and debentures and U.S. Government securities. Asset allocation is primarily based on a strategy to provide stable earnings while still permitting the plan to recognize potentially higher returns through investment in equity securities.  The target asset allocation percentages for 2008 and 2007 are as follows:

32.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008, 2007 AND 2006
Equities	60%
Fixed Income	40%

 The Plan allows a 5% fluctuation before assets are re-balanced.  During periods of extreme market volatility, the fluctuation may exceed 5% before re-balancing is complete.  At December 31, 2008 and 2007, plan assets by category were as follows:

	2008	2007
Equities	54%	59%
Debt securities	41%	40%
Other	5%	1%

The following benefit payments are expected to be paid as of December 31, 2008:

2009	$ 2,009,635
2010	1,983,186
2011	2,062,515
2012	2,116,017
2013	2,193,342
2014-2018	11,892,512

The Company has defined contribution plans covering substantially all permanent employees of the Ready-Mixed Concrete Business.  These plans allow the Company, at its discretion, to match the employee's contributions.  For the 2008, 2007 and 2006 plan years, the Company matched 25% of the first 6% of the employee's compensation up to a maximum match of $2,500.  The Company contributed $64,028, $65,752 and $58,922 to these plans for the years 2008, 2007 and 2006, respectively.  The Company expects to contribute $70,000 to these plans in 2009.

(8)     SIGNIFICANT ESTIMATES AND CERTAIN CONCENTRATIONS

According to various agreements with certain minority stockholders of subsidiaries, under specified circumstances, the Company is obligated to acquire certain minority shares, if requested to do so, at a value that approximates the minority interest on the Balance Sheet.

A Monarch subsidiary and Monarch are involved in a lawsuit with the former officers of that subsidiary and companies formed by those officers.  All claims against Monarch, its subsidiary and officers have been dismissed by the court; on the counterclaims asserted by Monarch and the subsidiary, summary judgment on liability has been granted against the former officers.

Thirty-six percent (36%) of the Company's employees are covered by various collective bargaining agreements.  Approximately 25% of those union employees (9% of our total employees) are covered by a contract that expires in 2009.  The Company believes it has a good working relationship with its employees and has been successful in negotiating multi-year union contracts without work stoppages.

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

33.

The current economic environment presents manufacturers with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments and other assets, declines in the volume of business, constraints on liquidity and difficulty obtaining financing.  The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods.  The current instability in the financial markets may make it difficult for certain of our customers to obtain financing, which may significantly impact the volume of future sales which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values (including defined benefit pension plan investments), allowances for accounts, net realizable value of inventory, and realization of deferred tax assets that could negatively impact the Company's ability to meet debt covenants or maintain sufficient liquidity.

(9)     STOCKHOLDERS' INVESTMENT

Capital Stock and Class B Capital Stock have the same rights except as follows:  Class B Capital Stock has voting rights of ten votes per share and restricted transferability; Class B Capital Stock is convertible at all times into Capital Stock on a share-for-share basis; and Capital Stock has one vote per share and is freely transferable.

(10)   LINES OF BUSINESS

The Company groups its operations into two lines of business - Cement Business and Ready-Mixed Concrete Business.  The Company's business lines are separate business units that offer different products. The accounting policies for each line are the same as those described in the summary of significant accounting policies. Corporate assets include for 2008: cash and cash equivalents, short-term investments, refundable federal and state income taxes, deferred income taxes, investments and other assets; for 2007:  cash and cash equivalents, deferred income taxes, investments and other assets; and for 2006:  cash and cash equivalents, refundable federal and state income taxes, deferred income taxes, investments and other assets.

Following is information for each line for the years ended December 31, 2008, 2007 and 2006:

	Cement Business	Ready-Mixed Concrete Business	Adjustments and Eliminations	Consolidated
For the Year Ended December 31, 2008
Sales to unaffiliated customers	$ 69,683,762	$ 84,202,711	$ -	$ 153,886,473
Intersegment sales	15,873,001	1,079	(15,874,080)	-
Total net sales	$ 85,556,763	$ 84,203,790	$ (15,874,080)	$ 153,886,473

Income (loss) from operations	$ 18,362,170	$ (1,607,168)		$ 16,755,002
Other income (loss), net				(3,797,121)
Income before income taxes				$ 12,957,881

Identifiable assets at December 31, 2008	$ 94,620,462	$ 40,705,428		$ 135,325,890
Corporate assets				39,438,759
Total assets at December 31, 2008				$ 174,764,649

34.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008, 2007 AND 2006
	Cement Business	Ready-Mixed Concrete Business	Adjustments and Eliminations	Consolidated
For the Year Ended December 31, 2007
Sales to unaffiliated customers	$ 67,693,603	$ 79,075,956	$ -	$ 146,769,559
Intersegment sales	14,688,880	-	(14,688,880)	-
Total net sales	$ 82,382,483	$ 79,075,956	$ (14,688,880)	$ 146,769,559

Income (loss) from operations	$ 19,226,467	$ (207,527)		$ 19,018,940
Other income, net				2,165,467
Income before income taxes				$ 21,184,407

Identifiable assets at December 31, 2007	$ 98,071,562	$ 36,574,598		$ 134,646,160
Corporate assets				32,842,085
Total assets at December 31, 2007				$ 167,488,245

For the Year Ended December 31, 2006
Sales to unaffiliated customers	$ 72,858,017	$ 81,354,611	$ -	$ 154,212,628
Intersegment sales	13,112,128	915	(13,113,043)	-
Total net sales	$ 85,970,145	$ 81,355,526	$ (13,113,043)	$ 154,212,628

Income (loss) from operations	$ 20,952,199	$ (1,275,802)		$ 19,676,397
Other income (loss), net				(496,172)
Income before income taxes				$ 19,180,225

Identifiable assets at December 31, 2006	$ 98,342,645	$ 34,427,902		$ 132,770,547
Corporate assets				29,733,295
Total assets at December 31, 2006				$ 162,503,842

Total sales by line of business before adjustments and eliminations include both sales to unaffiliated customers (as reported in the Company's consolidated statements of income, comprehensive income and stockholders' investment) and intersegment sales.  Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

Income from operations is total net sales less operating expenses.  In computing income from operations, none of the following items have been added or deducted:  general corporate income and expenses; interest expense; and income taxes.  Depreciation and depletion for the Cement Business and Ready-Mixed Concrete Business, respectively, was:  $7,622,714 and $4,235,088 in 2008, $7,652,896 and $3,992,003 in 2007 and $6,390,491 and $4,721,130 in 2006.  Capital expenditures for the Cement Business and Ready-Mixed Concrete Business, respectively, were:  $2,932,393 and $4,893,733 in 2008, $6,768,627 and $3,236,798 in 2007 and $16,570,909 and $3,961,244 in 2006.  Identifiable assets by line of business are those assets that are used in the Company's operations in each industry.

During 2008, 2007 and 2006, there were no sales to any one customer in excess of 10% of consolidated net sales.

(11)   SUBSEQUENT EVENTS

Subsequent to year end, the fair value of the Company's investment in equity securities declined by approximately 28%.

35.

(12)   QUARTERLY FINANCIAL INFORMATION (Unaudited)

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 25,089,226	$ 42,996,482	$ 48,876,781	$ 36,923,984
Gross profit from operations	1,280,323	9,003,783	12,801,803	9,912,800
Income (loss) from operations	(2,613,876)	5,003,985	8,828,281	5,536,612
Net income (loss)	(1,802,052)	3,604,348	6,404,938	2,025,647
Basic earnings (loss) per share	$(.45)	$.90	$1.59	$.50

2007
Net sales	$ 24,212,360	$ 40,090,959	$ 44,404,159	$ 38,062,081
Gross profit from operations	3,734,480	9,333,314	11,607,086	9,457,494
Income (loss) from operations	(113,958)	5,790,321	7,978,313	5,364,264
Net income	630,233	4,642,453	5,484,415	4,477,306
Basic earnings per share	$.16	$1.15	$1.36	$1.11

As a result of new information available, and the length of time and amount of unrealized loss on our equity investments, we recorded a $4.2 million other-than-temporary impairment adjustment in the fourth quarter of 2008.  We had no significant fourth quarter adjustments in 2007.

(13)   OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) included in the balance sheet at December 31 is as follows:

	2007	Change	2008
Unrealized appreciation on available-for-sale securities	$ 3,252,000	$ (2,064,000)	$ 1,188,000
Pension liability adjustment	(3,985,934)	(5,705,931)	(9,691,865)
Postretirement liability adjustment	(7,467,564)	1,462,306	(6,005,258)
	$ (8,201,498)	$ (6,307,625)	$ (14,509,123)

	2006	Change	2007
Unrealized appreciation on available-for-sale securities	$ 5,322,000	$ (2,070,000)	$ 3,252,000
Pension liability adjustment	(2,786,642)	(1,199,292)	(3,985,934)
Postretirement liability adjustment	(7,444,320)	(23,244)	(7,467,564)
	$ (4,908,962)	$ (3,292,536)	$ (8,201,498)

(14)   FUTURE CHANGE IN ACCOUNTING PRINCIPLES

The Financial Accounting Standards Board (FASB) has issued the following new accounting pronouncements.

In December 2007, the FASB issued SFAS No. 141R (revised 2007), "Business Combinations", which replaced SFAS 141. SFAS No. 141R retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure.  SFAS No. 141R is effective for annual periods beginning after December 15, 2008.  The effective date for the Company is January 1, 2009 and is applicable to business combinations that occur on or after this

36.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008, 2007 AND 2006

date.  The Company is evaluating the impact, if any, the adoption of this Statement will have on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements".  SFAS No. 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy.  SFAS No. 157 is effective on a prospective basis for all fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The statement was effective January 1, 2008 for the Company's consolidated financial statements for 2008 and beyond.  Those assets and liabilities measured at fair value under SFAS No. 157 in the first quarter of 2008 did not have a material impact on our consolidated financial statements. In accordance with FSP 157-2, we will measure the remaining assets and liabilities beginning the first quarter of 2009. We do not expect the adoption of SFAS No. 157, as amended by FSP 157-2, will have a material impact on our consolidated financial statements.  In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active".  This FSP provides additional guidance regarding the application of SFAS No. 157, "Fair Value Measurements," in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active.  FSP FAS 157-3 is effective immediately upon issuance and applies to prior periods for which financial statements have not been issued.  We adopted the provisions of FSP FAS 157-3 as of December 31, 2008.  The adoption of this standard did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51", which establishes new accounting and reporting standards for financial information provided on noncontrolling interests (NCIs), previously referred to as minority interests, in partially owned consolidated subsidiaries and the loss of control of subsidiaries.  Certain provisions of this standard indicate, among other things, that NCIs be treated as a separate component of equity, separate from the parent's equity; that increases and decreases in the parent's ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance.  This standard also requires changes to certain presentation and disclosure requirements.  This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Earlier adoption is prohibited.  For the Company, SFAS No. 160 is effective beginning January 1, 2009. The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented.  The Company does not expect the adoption of SFAS No. 160 will have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133".  FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities.  This statement amends the disclosure requirements of SFAS 133 to provide an enhanced understanding of how and why derivative instruments are used, how they are accounted for and their effect on an entity's financial condition, performance and cash flows.  SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  For the Company, SFAS No. 161 is effective beginning January 1, 2009.  Since the Company does not participate in hedging activities and does not use derivative instruments, the Company does not expect the adoption of this standard to require any additional disclosures or to have an impact on our consolidated financial statements.

37.

  In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles".  This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of 'Present Fairly in Conformity with Generally Accepted Accounting Principles '".  We adopted the provisions of SFAS 162 as of December 31, 2008.  Since the standard applies only to establishing hierarchy, it did not have a material impact on our consolidated financial statements.

38.

CORPORATE INFORMATION

CORPORATE OFFICE	DIRECTORS
449 1200 Street	Jack R. Callahan
P.O. Box 1000	Retired President, The Monarch Cement Company
Humboldt, KS 66748	Ronald E. Callaway
Phone: (620) 473-2222	Retired feed yard manager
Fax: (620) 473-2447	David L. Deffner
Director of Music, Davis Community Church
AUDITORS	Robert M. Kissick
BKD, LLP	Chairman, Hydraulic Power Systems, Inc.
Kansas City, Missouri	Gayle C. McMillen
Adjunct Professor, Kansas Wesleyan University
ANNUAL MEETING	Richard N. Nixon
The annual meeting of the stockholders of	Partner in law firm of Stinson Morrison Hecker LLP
The Monarch Cement Company is held the	Byron J. Radcliff
second Wednesday in April of each year at the	Rancher
Company's corporate offices.	Byron K. Radcliff
Owner/Manager, Radcliff Ranch
TRANSFER AGENT AND REGISTRAR	Michael R. Wachter
The Monarch Cement Company	Vice President, Civil Engineer and Director of
P.O. Box 1000	Operations, Concrete Technology Corp.
Humboldt, KS 66748-0900	Walter H. Wulf, Jr.
shareholder.relations@monarchcement.com	President and Chairman of the Board
Walter H. Wulf, III
STOCK TRADING INFORMATION	District Sales Manager, General Motors Corporation
Trading Symbol: MCEM
Over-the-Counter Market

INVESTOR RELATIONS
Inquiries may be directed to Debra P. Roe,	OFFICERS
Chief Financial Officer and Assistant Secretary-	Walter H. Wulf, Jr.
Treasurer, at the corporate address shown above.	President and Chairman of the Board
*Byron K. Radcliff
FORM 10-K	Vice Chairman of the Board, Secretary and Treasurer
The Company's Annual Report on Form 10-K, as	*Robert M. Kissick
filed with the Securities and Exchange Commission,	Vice President
is available upon request by writing to Debra P. Roe	Rick E. Rush
at the corporate address shown above. The Form	Vice President
10-K, without exhibits, will be provided at no	Debra P. Roe
charge, and also is available on the Company's	Chief Financial Officer and
website, http://www.monarchcement.com.	Assistant Secretary-Treasurer
Lisa J. Fontaine
The Company's financial information is also available	Assistant Secretary
from the SEC at their EDGAR internet address,	Harvey D. Buckley
http://www.sec.gov.	Vice President - Cement Manufacturing
N. Joan Perez
ETHICS POLICY	Vice President - Sales
The Company's ethics policy is available on the About
Us link of the Company's website,	*Not actively involved in the daily affairs of the Company.
http://www.monarchcement.com.

Our Subsidiaries

We don't stop at just making the highest quality cement. The Monarch family of companies extends into the realm of ready-mixed concrete, concrete products, and sundry building materials. Each of these companies has the same dedication to quality and craftsmanship that the Monarch name has represented for nearly a century.

Arrow Concrete Company
Broken Arrow, OK

Beaver Lake Concrete
Northwest Arkansas

Capitol Concrete Products, Inc
Topeka, KS

City Wide Construction Products Co
Springfield, MO

Concrete Enterprises Inc.
Hutchinson, KS

Concrete Industries
A Div. of Dodge City Concrete Inc.
Garden City, KS

Concrete Materials, Inc.
Kansas City, KS

Dodge City Concrete, Inc.
Dodge City, KS

Joplin Concrete Company, Inc.
Joplin, MO

Kansas Building Products, Inc
Wichita, KS

Kansas Sand and Concrete, Inc.
Topeka, KS

Monarch Cement of Iowa, Inc.
Des Moines, IA

Salina Concrete Products, Inc
Salina, KS

Springfield Ready-Mix
Springfield, MO

tdi Tulsa Dynaspan, Inc.
Broken Arrow, OK

The Monarch Portland Cement Co.
Humboldt, Kans.

The Monarch Cement Company
Humboldt, Kansas

MONARCH CEMENT