Form 10-K, Exhibit 13
period 2009-12-31
MONARCH CEMENT CO
filed 2010-03-16
CIK 67517

EXHIBIT 13

                                 March 16, 2010

ANNUAL REPORT TO STOCKHOLDERS

We entered 2009 knowing that we had not yet experienced the full wrath of the recession that was strongly entrenched in other areas of the country. As the year progressed, the recession became more pronounced in our market area as unemployment increased, residential construction ground to a halt, state budgets plummeted and businesses and individuals throughout our market area curtailed discretionary spending. To make matters worse, excessive rainfall spread throughout our market area during our prime shipping season delaying projects and further hampering our sales efforts. Because our cement business is extremely capital intensive, we are limited in our options to reduce costs as sales decline. As a result, while net sales for 2009 decreased from $153.9 million in 2008 to $132.2 million in 2009, cost of sales decreased from $120.9 million to $110.6 million during the same two periods reducing our gross profit by $11.4 million. Our loss on impairment of equity investments declined from $4.2 million in 2008 to $.5 million in 2009 and was partially offset in 2009 by a $.1 million gain on sale of equity investments. Net income for 2009 totaled $4.7 million compared to $10.2 million for 2008.

Although we don't anticipate any improvement in our market until possibly the latter part of 2010, we are encouraged by future opportunities for our industry. With increased focus on energy efficiency and sustainability, builders are turning to concrete for their construction projects. Due to the higher prices of oil and its limited availability for use in asphalt, concrete is becoming more competitive with asphalt for highway construction on an initial construction cost basis, not just over the life of the highway. Concrete is also fire, wind and earthquake resistant making it the ideal product for construction projects. Although the Portland Cement Association (PCA) is predicting decreases in cement usage during the first half of 2010 as compared to the first half of 2009, they anticipate slight improvements in the latter half of the year. Longer range PCA forecasts point to increasing cement consumption due to population growth and long-term economic growth rates. Through sustained economic growth, cement consumption is projected to reach levels near its cyclical peak by 2015.

Current economic conditions provide opportunities to replace and add to equipment at more favorable prices.  While we plan to continue to take advantage of the current economic conditions to improve our facilities at favorable prices, we anticipate capital expenditures for 2010 will be lower than 2009 levels.  We believe we can finance our planned capital expenditures with a mixture of cash from operations and our existing line of credit.

As we look forward to this year's challenges and opportunities, we cannot stress enough the importance of our many loyal customers, our devoted employees and our steadfast stockholders.  Thank you for your continued support and confidence in our Company.  Most importantly, we thank our Heavenly Father for His blessings and ask His continued support in meeting the challenges and uncertainties we face in the current global financial crisis.

We wish to invite you, our stockholders, to attend Monarch's annual meeting to be held at 2:00 p.m. on April 14, 2010 in our corporate office at 449 1200 Street, Humboldt, Kansas.  Thank you for your support throughout the years and God Bless.

        WALTER H. WULF, JR.
President and Chairman of the Board

The Monarch Cement Company and Subsidiaries

Selected Financial Data

For the Five Years Ended December 31, 2009
(Dollar amounts in thousands except per share data)

	2009	2008	2007	2006	2005
Net sales	$132,195	$153,886	$146,770	$154,213	$141,320

Net income	$4,685	$10,233	$15,110	$13,211	$9,722

Net income per share	$1.18	$2.54	$3.78	$3.28	$2.40

Total assets	$176,998	$174,765	$167,488	$162,504	$144,055

Long‑term debt obligations	$14,829	$17,752	$20,206	$22,083	$24,087

Cash dividends declared per share	$0.92	$0.92	$0.88	$0.84	$0.80

Stockholders' equity per share	$25.65	$24.98	$24.92	$22.84	$22.27

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

  The following table sets forth for the Company's last three fiscal years the percentage of total sales by the (1) Cement Business and (2) Ready-Mixed Concrete Business:

	Total Sales
	December 31,
	2009	2008	2007
Cement Business	42.1%	45.3%	46.1%
Ready-Mixed Concrete Business	57.9%	54.7%	53.9%
	100.0%	100.0%	100.0%

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
     demand for our Company's products;
     cyclical and seasonal nature of our business;
     the effect of weather on our business;
     the effect of environmental and other government regulations;
     the availability of credit at reasonable prices; and
     the effect of federal and state funding on demand for our products.
            We have described under the caption "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009, and in other reports that we file with the SEC from time to time, additional factors that could cause actual results to be materially different from those described in the forward-looking statements. Other factors that we have not identified in this report could also have this effect. You are cautioned not to put undue reliance on any forward-looking statement, which speak only as of the date they were made.

Results of Operations
	Cement Business	Ready‑Mixed Concrete Business	Consolidated
For the Year Ended December 31, 2009
Sales to unaffiliated customers	$55,687,700	$76,506,842	$132,194,542
Income (loss) from operations	7,019,307	(2,070,723)	4,948,584

For the Year Ended December 31, 2008
Sales to unaffiliated customers	$69,683,762	$84,202,711	$153,886,473
Income (loss) from operations	18,362,170	(1,607,168)	16,755,002

For the Year Ended December 31, 2007
Sales to unaffiliated customers	$67,693,603	$79,075,956	$146,769,559
Income (loss) from operations	19,226,467	(207,527)	19,018,940

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

            The residential construction slowdown, which began during 2008, continued in 2009 to suppress the demand for cement and ready-mixed concrete. A reduction in cement sales, and accordingly ready-mixed concrete sales, was projected by the Portland Cement Association (PCA). Prior to the second quarter of 2009, we perceived that most of our market had not experienced the reduction as severely as other areas of the country. However, demand has since become increasingly suppressed in some areas of our market as well. In addition, sales of cement and ready-mixed concrete have also been adversely impacted by an excessive amount of rain and

3.

a longer period of cold weather for 2009 as compared to 2008. By September 1, 2009, the yearly rainfall totals for much of our market had already equaled their average annual rainfall totals and rains continued through the fourth quarter. These conditions have delayed construction projects resulting in reduced sales of cement and concrete.

Based on sales forecasts and inventory levels at the beginning of 2008, the Company elected to reduce cement production in the first quarter of 2008 and use that opportunity to undertake major plant repairs and maintenance, largely using our own production personnel. Based on sales forecasts and inventory levels at the beginning of 2009, the Company elected again to reduce cement production in the first quarter and early in the second quarter of 2009 and to undertake additional major plant repairs and maintenance, largely using our own production personnel. The Company normally performs repairs and maintenance every winter, but the decision to use employees or outside contractors is determined by anticipated sales demand, by whether we have the internal expertise and by our inventory target levels. These shutdowns adversely impacted our gross profit margins in 2008 and 2009.

2009 Compared to 2008--Consolidated net sales for the year ended December 31, 2009 were approximately $132.2 million, a decrease of $21.7 million as compared to the year ended December 31, 2008. Sales in our Cement Business were lower by $14.0 million while sales in our Ready-Mixed Concrete Business decreased $7.7 million. Cement Business sales decreased $13.2 million due to decreased volume sold and $0.8 million due to price decreases. Increases in construction contract sales of $3.7 million helped offset the declines in other areas of the Ready-Mixed Concrete Business. Ready-mixed concrete sales declined $10.4 million due to a $10.9 million (19.9%) decrease in cubic yards sold net of a $0.5 million increase due to price increases. Block, brick and other sundry items accounted for the remaining decline in sales.

Consolidated cost of sales for 2009 were $10.2 million less than cost of sales for 2008. Cost of sales in our Cement Business was lower by $3.1 million, while cost of sales in our Ready-Mixed Concrete Business was lower by $7.1 million. Cement Business cost of sales decreased $8.3 million due to the 18.9% decrease in volume sold which was largely offset by higher production costs primarily resulting from inefficiencies of lower production levels. Ready-Mixed Concrete Business cost of sales decreased $9.4 million due to the 19.9% decrease in cubic yards of ready-mixed concrete sold and $0.8 million due to reductions in direct material costs. Ready-Mixed Concrete Business cost of sales decreases were partially offset by a $2.4 million increase in cost of sales for construction contracts which resulted from the $3.7 million increase in construction contract sales.

As a result of the above sales and cost of sales factors, our overall gross profit rate for the year ended December 31, 2009 was 16.3% compared to 21.4% for the year ended December 31, 2008.

Selling, general and administrative expenses increased by 2.2% for 2009 as compared to 2008.  These costs are normally considered fixed costs that do not vary significantly with changes in sales volume.

During 2009, there was a $0.5 million impairment loss recorded on equity investments due to impairments that were other-than-temporary while the Company realized a $4.2 million impairment loss for 2008. See Note 2, Investments, of Notes to Consolidated Financial Statements for further discussion.

The effective tax rates for 2009 and 2008 were 13.0% and 21.0%, respectively.  The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion, domestic production activities deduction, and valuation allowance.  During 2009 and 2008, percentage depletion decreased the effective tax rate by 12.6% and 10.2%, respectively.

4.

2008 Compared to 2007--Consolidated net sales for the year ended December 31, 2008 were approximately $153.9 million, an increase of $7.1 million as compared to the year ended December 31, 2007. Sales in our Cement Business were higher by $2.0 million, while sales in our Ready-Mixed Concrete business increased $5.1 million. Cement Business sales increased $1.6 million due to increased volume sold and increased $0.4 million due to price increases. Sales in our Ready-Mixed Concrete Business improved $1.0 million due to increased sales in concrete and $4.5 million in other items such as block, retaining wall, brick, pavers, sack products and other sundry items. Construction contract sales declined during 2008 by $0.4 million.

Consolidated cost of sales for 2008 were $8.3 million more than cost of sales for 2007. Cost of sales in our Cement Business were higher by $2.8 million, while cost of sales in our Ready-Mixed Concrete Business were higher by $5.5 million.  Cement Business cost of sales increased $1.0 million due to the 2.4% increase in volume sold and about $1.8 million due to the reduction in volume produced during the first quarter as discussed in "General" above.  Tons of cement produced in 2008 declined by 4.1%, as compared to 2007.  The increase in cost of sales in our Ready-Mixed Concrete Business was primarily due to a combination of cost increases in raw materials, production and delivery.  Raw materials, including cement, rock, sand and sundry building materials purchased for resale, increased $2.7 million primarily due to higher transportation costs resulting from high fuel costs.  The remaining $2.8 million increase related to production and delivery costs includes increased fuel, payroll, depreciation, maintenance and fringe benefit related expenses.

As a result of the above sales and cost of sales factors, our overall gross profit rate for the year ended December 31, 2008 was 21.4% compared to 23.3% for the year ended December 31, 2007.

Selling, general and administrative expenses increased by 7.5% for 2008 as compared to 2007.  These costs are normally considered fixed costs that do not vary significantly with changes in sales volume.  This increase is partially due to a $0.1 million increase in bad debt expenses related to the current economic conditions.  Additional sales staff in our Ready-Mixed Concrete Business and the costs related to their activities also contributed to the increase in selling expenses while favorably impacting sales volumes.

Interest expense decreased about $0.9 million for 2008 as compared to 2007 due to a decrease in interest rates and a decrease in borrowings.  See Note 4, Line of Credit and Long-Term Debt, of Notes to Consolidated Financial Statements for further discussion.  The Company utilized these loans for capital improvements and temporary operating funds.  During 2008, there was a $4.2 million impairment loss recorded on equity investments due to impairments that were other-than-temporary while the Company realized a gain of approximately $2.5 million for 2007 from the sale of equity investments. See Note 2, Investments, of Notes to Consolidated Financial Statements for further discussion.

The effective tax rates for 2008 and 2007 were 21.0% and 28.1%, respectively.  The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion, domestic production activities deduction, minority interest in consolidated income and valuation allowance.  During 2008, percentage depletion decreased the effective tax rate by 10.2%.  During 2007, percentage depletion reduced the effective tax rate by 6.0%.

Liquidity

            The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009 and December 31, 2008, cash equivalents consisted primarily of money market investments and repurchase agreements with various banks which are not guaranteed by the FDIC. The

5.

FDIC's temporary increase to $250,000 in the standard maximum deposit insurance amount (SMDIA) has been extended through December 31, 2013 to fully guarantee all deposit accounts. Financial institutions participating in the FDIC's Transaction Account Guarantee Program fully guarantee noninterest-bearing transaction accounts for the entire amount in the account through June 30, 2010. See Note 1(e), Cash Equivalents, of Notes to Consolidated Financial Statements for further discussion.

We are able to meet our cash needs primarily from a combination of cash from operations and bank loans.

Net cash provided by operating activities totaled $18.7 million for 2009, a $5.3 million decrease from 2008.  Net income decreased by $5.5 million from 2008 to 2009.  A $4.2 million non-cash adjustment for the other-than-temporary loss on impairment of other investments was realized in 2008 while $0.5 million was realized in 2009. See Note 2, Investments, of Notes to Consolidated Financial Statements for further discussion. Cash was provided by operating activities when receivables decreased by $2.9 million during 2009. Cash used for operating activities includes $3.0 million for increased inventories.  Finished cement inventory increased due to greater volumes held in inventory and to the higher cost of those inventories compared to 2008; fuel, gypsum, paper sacks and other inventory increased primarily due to coal and petroleum coke purchases exceeding amounts consumed in the production process; and operating and maintenance supplies increased due to the purchase of specialized repair parts that support the recently completed production facility improvements. Accounts payable and accrued liabilities remained approximately at 2008 levels which had increased from 2007 due to prepayments held on account in accrued liabilities.

Net cash provided by operating activities totaled $24.0 million for 2008, a $1.7 million increase over 2007.  Net income decreased by $5.0 million from 2007 to 2008.  There were no realized gains on sale of other investments for 2008; however a $4.2 million non-cash adjustment for the other-than-temporary loss on impairment of other investments was realized while none was realized in 2007. Cash was also provided by the increase in accounts payable and accrued liabilities which increased by $2.0 million in 2008 primarily due to prepayments held on account in accrued liabilities. Cash used for operating activities includes receivable increases of $2.0 million in 2008.

Net cash provided by operating activities totaled $22.4 million for 2007.  Net income increased primarily due to the $2.5 million realized gain on the sale of equity investments.  The non-cash adjustment for depreciation, depletion and amortization increased by $0.5 million from 2006 to 2007. This increase reflects the impact of certain assets, mainly related to our cement production and the expansion of the Company's corporate office, placed in service during 2005 and 2006.  The realized gain on sale of other investments for 2007 is due to the sale of available-for-sale equity securities.  Cash was provided by operating activities when receivables decreased by $1.3 million during 2007.  Cash was also provided when accounts payable and accrued liabilities increased by $0.7 million primarily due to the timing of accounts payable.  Cash used for operating activities includes $5.0 million for increased inventories.  Finished cement inventory increased due to greater volumes held in inventory and to the higher cost of those inventories compared to 2006; fuel, gypsum, paper sacks and other inventory increased primarily due to coal and petroleum coke purchases exceeding amounts consumed in the production process; and operating and maintenance supplies increased due to the purchase of specialized repair parts that support the recently completed production facility improvements.

Net cash used for investing activities totaled $12.9 million, $19.2 million, and $8.0 million in 2009, 2008 and 2007, respectively. The $6.3 million decrease in net cash used for investing activities from 2008 to 2009 is principally due to the $2.1 million used for short-term investments in 2008 while $2.1 million was provided by the redemption of the same short-term investments in 2009. In addition, $1.6 million was provided by the

6.

disposal of equity investments in 2009 while no disposals were made in 2008. The $11.2 million increase in net cash used for investing activities from 2007 to 2008 is primarily due to purchases of equity investments, the acquisition of a business, and an increase in short-term investments for a total increase of $7.5 million and the $4.7 million decline in proceeds from disposals of equity investments.

Net cash used for financing activities totaled $6.8 million, $6.1 million, and $12.3 million for 2009, 2008 and 2007, respectively. The differences were primarily due to changes in the line of credit balance and purchases of noncontrolling interests in 2007 and 2009. The line of credit was used to cover operating expenses and for capital expenditures. For 2009, 2008, and 2007, $0.7 million, $0 and $0.2 million were used for purchases of noncontrolling interests, respectively.

In December 2009, Monarch renewed and modified the loan agreement with its current lender, Bank of Oklahoma, N.A., under similar terms as the prior agreement. Monarch's current unsecured credit commitment consists of a $17.8 million term loan and a $15.0 million line of credit. See Note 4, Line of Credit and Long-Term Debt, of Notes to Consolidated Financial Statements for further discussion of the terms of this credit commitment. The term loan was used to help finance the expansion project at our cement manufacturing facility. The line of credit was used to cover operating expenses primarily during the first half of the year when we build inventory due to the seasonality of our business and for capital expenditures. Our Board of Directors has given management the authority to borrow a maximum of $50 million. We have not discussed additional financing with any banks or other financial institutions; therefore, no assurances can be given that we will be able to obtain this additional borrowing on favorable terms, if at all.

Contractual obligations at December 31, 2009, consisting of maturities on long-term debt, estimated interest payments on debt, pension, postretirement benefit obligations and open purchase orders are as follows:

	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$2,732,490	$2,945,138	$3,017,599	$3,015,188	$3,108,059	$10,851
Interest payments	472,029	367,865	265,243	164,517	63,928	-
Pension	2,335,000	-	-	-	-	-
Postretirement
benefit obligations	1,746,846	1,889,022	1,997,872	2,089,862	2,162,941	11,903,743
Open purchase orders	4,623,930	3,521,757	2,596,378	-	-	-

            The long-term debt obligation is based on current interest rates and assumes that the term loan is paid off at maturity.

The Company has been required to make a pension contribution each of the past three years. In 2009, 2008 and 2007, the Company contributed approximately $2.1 million, $1.4 million and $0.7 million, respectively, to the pension fund. No estimates of required pension payments have been asked for or made beyond 2010. The decline in the bond and stock markets in 2008 significantly reduced the value of our pension funds at December 31, 2008. By December 31, 2009, actual returns on plan assets have increased the value of our pension funds enough to recover approximately half of the prior year reductions. Based on the pension laws currently in effect, any resulting increases in minimum funding requirements could cause a negative impact to our liquidity. See Note 7, Pension Plans, of Notes to Consolidated Financial Statements for disclosures about 2009 pension contributions.

            Each segment of the cement manufacturing process requires significant investment in major pieces of equipment. Once installed, this equipment, if properly maintained, can function for many years. Generally we spend several million dollars each year on preventive maintenance and equipment repairs; however, capital

7.

expenditures vary from year to year. A piece of equipment that costs $25 – $30 million may remain in service for fifty years. After a period of time, this equipment may be modified to incorporate the latest technology, increasing its efficiency and production capacity and extending its useful life. In the years Monarch invests in major equipment replacements or enhancements, current operations do not generate enough cash to pay for the improvements, requiring us to use our cash on hand or bank financing. As projects are completed, we seek to reduce the amount needed for major capital expenditures, allowing us to pay off any outstanding bank loans and accumulate cash for the next major plant improvement.

The Company has projects in the planning and design phases in addition to projects already in progress. For discussion of these projects, see second paragraph under "Capital Resources" below. We anticipate capital expenditures for 2010 to be lower than 2009 levels and we do not anticipate the need for additional bank financing other than that available under the existing line of credit.

For several years the Company has paid a dividend in January, March, June and September. At the April 2009 Board of Directors meeting, the Board declared a $0.23 per share dividend. Under the terms and conditions of our loan agreement, the Company's ability to pay dividends is subject to its satisfaction of a requirement to maintain a tangible net worth of $90 million and an adjusted tangible net worth, which is tangible net worth before other comprehensive income, of $95 million. The Company was in compliance with these requirements at year end. The minimum net worth requirements could impact the Company's ability to pay dividends in the future. Although dividends are declared at the Board's discretion and could be impacted by the minimum net worth requirements of the Company's loan agreement, we project future earnings will support the continued payment of dividends at the current level.

Financial Condition

Total assets as of December 31, 2009 were $177.0 million, an increase of $2.2 million since December 31, 2008 due primarily to increases in inventories and investments. Inventories increased by $3.3 million. Finished cement and work-in-process increased by $0.8 million and $0.4 million, respectively. Fuel, gypsum, paper sacks and other inventory increased $1.3 million primarily due to purchases of coal and petroleum coke exceeding amounts consumed in the production process. Operating and maintenance supplies inventory increased $0.6 million primarily due to purchases of specialized repair supplies related to the recently completed construction in the production facilities. Management continually evaluates the lead time to obtain repair parts which are critical to its cement operations in determining which parts to keep in inventory. Investments increased $5.7 million primarily as a result of an increase in the fair market value of equity investments and an increase in purchases net of disposals. Decreases in assets primarily occurred in short-term investments and receivables. Short-term investments decreased by $2.1 million as cash from maturing investments was used to finance current operations. The $2.9 million decrease in receivables is the result of lower sales in December 2009 in comparison to sales in December 2008.

Other accrued liabilities increased by $2.3 million in 2009 primarily due to prepayments held on account. Indebtedness decreased about $2.4 million during 2009 primarily as a result of payments on the bank loan with cash provided by the Company's cement manufacturing operations.

During 2009, we adjusted the pension liability, resulting in a decrease in long-term accrued pension expense of $2.5 million and an increase in stockholders' equity of $1.6 million. The change in liability was primarily due to a gain on plan assets during 2009 caused by improvements in stock market conditions over 2008. We also adjusted the postretirement liability, resulting in an increase in accrued postretirement expense of $4.0

8.

million and a decrease in stockholders' equity of $1.4 million. The decrease in stockholders' equity was due to a current year actuarial loss. Actuarial gains (losses) are a measure of the difference between actual experience and that expected based upon the actuarial assumptions between two measurement dates.  The gains (losses) are directly calculated and are amortized over average expected future service, to the extent that such gains (losses) are greater than 10% of the greater of the Accrued Postretirement Benefit Obligation and the Plan's assets.

Stockholders' equity increased 2.7% during 2009 as a result of net income, unrealized holding gain changes and the pension changes in comprehensive income, which was reduced by dividends and the postretirement changes in comprehensive income. Basic earnings were $1.18 per share and dividends declared were $0.92 per share for 2009.

Capital Resources

      The Company historically invests $10 million to $12 million per year on capital expenditures to keep its equipment and facilities in good operating condition. Capital expenditures during 2009 included expenditures on a new fuel handling system in the Cement Business. We also invested in routine equipment purchases in both the Cement Business and Ready-Mixed Concrete Business during 2009.  Cash expenditures for property, plant and equipment for 2009 totaled approximately $9.8 million, excluding the amounts that are included in accounts payable.

      The Company completed the installation of a fuel handling system in the third quarter of 2009 at a cost of approximately $4.4 million. The Company plans to invest in other miscellaneous equipment and facility improvements in both the Cement Business and Ready-Mixed Concrete Business in 2010.  These expenditures are expected to reach approximately $6.0 million during 2010 and will be funded with a mixture of cash from operations and temporary bank loans. We do not anticipate the need for additional bank financing beyond the amount available through our existing revolving line of credit. Projects in the planning and design phases include an overland conveyor system to improve efficiencies in moving raw materials. This conveyor system and projects related thereto are expected to cost approximately $15.0 million to $25.0 million depending on the exact components of the project undertaken and the volatility of certain material costs, particularly steel. Management has the discretion to postpone components of the project and the discretion to undertake part or the entire project. The overland conveyor system and projects related to it are estimated to take twenty-four to thirty-six months to complete after the first purchase order is issued. A date has not been set for issuance of the purchase order.

            Accounting Policies--The critical accounting policies with respect to the Company are those related to pension and postretirement benefits.

Monarch has defined benefit pension plans covering substantially all permanent employees in the Cement Business. Plans covering staff (salaried) employees provide pension benefits that are based on years of service and the employee's last sixty calendar months of earnings or the highest five consecutive calendar years of earnings out of the last ten calendar years of service, whichever is greater. Plans covering production (hourly) employees provide benefits of stated amounts for each year of service. Generally, Monarch's funding policy is to contribute annually an amount within the minimum/maximum range of tax deductible contributions. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future. Monarch expects 2010 cash expenditures for these plans to be approximately $2.3 million.

Monarch also provides other postretirement employee benefits including health care and life insurance benefits to all retired employees who, as of their retirement date, have completed ten or more years of credited

9.

service under the pension plans. These benefits are self-insured by Monarch and are paid out of Monarch's general assets. Monarch expects 2010 cash expenditures for postretirement benefits to be approximately $1.7 million.

We account for our pension plans in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 715-30, "Defined Benefit Plans - Pension" and our postretirement benefits in accordance with FASB ASC 715-60, "Defined Benefit Plans - Other Postretirement".  ASC 715-30 and 715-60 require us to make various estimates and assumptions, including discount rates used to value liabilities, expected rates of return on plan assets, salary increases, employee turnover rates, anticipated employee mortality rates and expected future healthcare costs.  The estimates we used are based on our historical experience as well as current facts and circumstances and are updated at least annually.  These sections of the ASC also require us to recognize the entire overfunded or underfunded status of our defined benefit and postretirement plans as assets or liabilities in the statement of financial position and to recognize changes, net of taxes, in that funded status in the year in which the changes occur through comprehensive income.

In December 2008, the FASB issued an amendment to ASC 715-20, "Compensation - Retirement Benefits - Defined Benefit Plans - General", which requires enhanced disclosures regarding Company benefit plans.  Disclosures regarding plan assets should include discussion about how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure plan assets and significant concentrations of risk within the plan assets. These amendments to ASC 715-20 are effective for fiscal years ending after December 15, 2009. Prior year periods presented for comparative purposes are not required to comply. The Company's adoption of these amendments to ASC 715-20, effective December 31, 2009, did not have a material impact on the Company's consolidated financial statements. See Note 7, Pension Plans, of Notes to Consolidated Financial Statements for disclosures required by this standard.

The following are some additional accounting standards recently adopted by the Company:

In June 2009, the FASB issued FASB ASC Topic 105   "Generally Accepted Accounting Principles" which identifies the FASB ASC as the authoritative source of generally accepted accounting principles (GAAP) in the United States. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements. References to authoritative accounting literature contained in our financial statements are made in accordance with the ASC commencing with our quarterly report for the period ending September 30, 2009.

Effective January 1, 2009, the Company adopted FASB ASC 810-10-65, "Consolidation: Overall: Transition and Effective Date Information". Upon adoption, minority interest previously presented in the mezzanine section of the balance sheet has been retrospectively reclassified as noncontrolling interest within equity. In addition, the consolidated net income and comprehensive income presented in the statements of income have been retrospectively revised to include the net loss attributable to the noncontrolling interest. Beginning January 1, 2009, losses attributable to the noncontrolling interest have been allocated to the noncontrolling interest even if the carrying amount of the noncontrolling interest is reduced below zero. Any changes in ownership after January 1, 2009, that did not result in a loss of control have been prospectively accounted for as equity transactions in accordance with FASB ASC Topic 810.

10.

               Effective June 30, 2009, the Company adopted the requirements of FASB ASC Topic 855, "Subsequent Events", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Adoption of the standard did not have a material impact on the Company's consolidated financial statements. See Note 11, Subsequent Events, of Notes to Consolidated Financial Statements for disclosures required by this standard.

 In February, 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-09, "Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements". This ASU provides amendments to Subtopic 855-10 to clarify that SEC filers are required to evaluate subsequent events through the date that the financial statements are issued, but are not required to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective upon issuance for the Company and its adoption did not have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB updated FASB ASC Topic 815, "Derivatives and Hedging", which establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. Since the Company does not participate in hedging activities and does not use derivative instruments, the Company's adoption of the standard, effective January 1, 2009, did not have any impact on our disclosures or our consolidated financial statements.

In April 2009, the FASB amended ASC Topic 825 "Financial Instruments" to expand the disclosure about the fair value of financial instruments that were previously required only annually and will now also be required for interim period reporting. In addition, it requires certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. The April 1, 2009 adoption of this amendment on a prospective basis by the Company did not have a financial impact on the Company's Consolidated Financial Statements. See Note 2, Investments, of Notes to Consolidated Financial Statements for disclosures required by this standard.

In April 2009, the FASB amended ASC Topic 320, "Investments- Debt and Equity Securities" to provide guidance for evaluating and recognizing other-than-temporary impairment ("OTTI") of debt securities. The amendment also expands the disclosure requirements in interim and annual financial statements for both debt and equity securities to enable users to understand the types of securities held, including information about investments in an unrealized loss position, the reasons that a portion of an OTTI of a debt security was not recognized in earnings and the methodology and significant inputs used to calculate the portion of the total OTTI that was recognized in earnings. This amendment is effective for interim or annual periods ending after June 15, 2009 and its adoption did not impact the Company's financial position, results of operations or cash flows.  See Note 2, Investments, of Notes to Consolidated Financial Statements for disclosures required by this standard.

Effective January 1, 2009, the Company adopted FASB ASC Topic 805 "Business Combinations", which revised certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. The adoption of FASB ASC Topic 805 did not materially impact the Company's financial position, results of operations or cash flows.

In August 2009, the FASB issued ASU No. 2009-05, "Fair Value Measurements and Disclosures: Measuring Liabilities at Fair Value". This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASU 2009-05

11.

also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance. There was no impact on the Company's financial position, results of operations or cash flows as a result of adoption of ASU 2009-05.

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

The Company invests in equity investments which are subject to market fluctuations.  The Company had $18.4 million of equity securities, primarily of publicly traded entities, as of December 31, 2009. The aggregate amount of securities carried at cost, for which the Company has not elected the fair value option, was $2.0 million as of December 31, 2009. The remaining $16.4 million in equity investments, which are stated at fair market value, are not hedged and are exposed to the risk of changing market prices. The Company classifies all securities as "available-for-sale" for accounting purposes and marks them to market on the balance sheet at the end of each period unless they are securities for which the Company has not elected the fair value option. Securities carried at cost are adjusted for impairment, if conditions warrant. Management estimates that its publicly traded investments will generally be consistent with trends and movements of the overall stock market excluding any unusual situations. An immediate 10% change in the market price of our equity securities carried at fair market value would have a $1.0 million effect on comprehensive income. At December 31, 2009, the Company evaluated all of its equity investments for impairment. The results of those evaluations are discussed in Note 2, Investments, of Notes to Consolidated Financial Statements.

Interest rates on the Company's term loan and line of credit for 2010 are variable, subject to interest rate minimums or floors, and are based on the lender's national prime rate less 0.75% and lender's national prime rate less 0.50%, respectively. See Note 4, Line of Credit and Long-Term Debt, of Notes to Consolidated Financial Statements.

Inflation-- Inflation directly affects the Company's operating costs. The manufacture of cement requires the use of a significant amount of energy. The Company burns primarily solid fuels, such as coal and petroleum coke, and to a lesser extent natural gas, in its kilns. Increases above the rate of inflation in the cost of these solid fuels, natural gas, or in the electricity required to operate our cement manufacturing equipment could adversely

12.

affect our operating profits. Prices of the specialized replacement parts and equipment the Company must continually purchase tend to increase directly with the rate of inflation with the exception of equipment and replacement parts containing large amounts of steel. In recent years, steel prices have tended not to follow inflationary trends, but rather have been influenced by worldwide demand. Prices for diesel fuel used in the transportation of our raw materials and finished products also vary based on supply and demand and in some years exceed the rate of inflation adversely affecting our operating profits.

Environmental Regulations--The Company's cement plant emissions are regulated by the Kansas Department of Health and Environment (KDHE) and the Environmental Protection Agency (EPA).  KDHE is responsible for the administration and enforcement of Kansas environmental regulations, which typically mirror national regulations.

The most recent rulings promulgated by the EPA require us to install carbon dioxide (CO2) Continuous Emission Monitors (CEMs) to track various aspects of the production process to effectively establish a Greenhouse Gas (GHG) inventory for our cement manufacturing facility.  The installation of these monitors is not expected to have a material economic impact on the Company.

The EPA Administrator has also signed two important findings clearing the way for EPA to regulate greenhouse gases under the Clean Air Act.  The "Endangerment Finding" clarifies EPA's belief that current and projected concentrations of six key greenhouse gases in the atmosphere pose a threat to human health and welfare.  Further, the "Cause or Contribute Finding," associates the emissions of the six named GHGs with the threat to public health and welfare.  At this time it is difficult to determine if the EPA will act on the "Endangerment Finding", what that action may involve and when it might be put into place.

The American Clean Energy & Security Act (ACES) passed the U.S. House of Representatives, but the Senate has yet to act on climate legislation.  In general this legislation encourages the limitation and/or reduction of CO2 using a method of cap and trade. The economic impact of the pending legislation is impossible to estimate with much degree of confidence due to the uncertainty of how the final legislation would be imposed.  At this time there are many variables making it difficult to predict the overall cost of carbon legislation.  It is equally difficult to determine when those costs will be realized, or even the feasibility of the legislation being passed.  There is consensus in the industry that the costs of CO2 limits required through regulation or legislation could be substantial enough to fundamentally change the cement manufacturing business.

Additional emission restrictions are also possible from the EPA's proposed modifications to the National Emission Standard for Hazardous Air Pollutants (NESHAP) regulation.  These modifications are expected to be finalized in June 2010.  The proposed regulations call for more stringent emission limitations on Mercury, Total Hydrocarbons (THC), Hydrochloric Acid (HCL), and Particulate Matter less than 10 microns in diameter (PM10).  It is our current belief that our emission levels are below the proposed limitations for Mercury and PM10 so additional control equipment would not be required for these pollutants; however, we would expect to incur increased costs for control equipment for THC & HCL.  There would also be additional costs for monitoring, testing, and increased maintenance labor. Initial costs to comply are estimated to be about $350,000 but there can be no assurance that compliance costs would not exceed this amount.

Climate change regulation could result in (1) increased energy costs, (2) a shift toward carbon neutral fuels or carbon neutral offset strategies, and (3) increased labor costs to acquire the specialized technical expertise needed to comply with the environmental regulations.  Demand for our products could decrease due to

13.

increased pollution control costs.  Conversely, demand could increase as others try to meet their government environmental mandates by using concrete products known for their sustainability benefits and energy efficiency.

In management's opinion, the physical impact of a warmer climate in our market area will increase the number of days with weather conducive for work to proceed on construction projects which in turn will create the potential for greater profitability.  Conversely, legislation and regulatory attempts to interfere with natural warming and cooling cycles will, if successful, have an adverse affect on profitability.  In addition, differences in environmental regulations in the United States from those of other cement producing countries could affect our ability to continue to compete with the cost of cement imported from other countries.

Stock Market and Dividend Data

On March 1, 2010, Monarch's capital stock and Class B capital stock was held by approximately 570 and 410 record holders, respectively. Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market under the trading symbol "MCEM.OB".  Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.  Following is a schedule of the range of the low and high bid quotations for Monarch's stock as reported by Yahoo! at http://finance.yahoo.com/, and of the dividends declared on Monarch's stock, for each quarter of our two latest fiscal years:

		2009				2008
		Price		Dividends		Price		Dividends
	Quarter	Low	High	Declared		Low	High	Declared
	First	$20.25	$27.23	$ -		$28.50	$30.50	$ -
	Second	$23.00	$30.75	$.23		$27.11	$29.75	$.23
	Third	$30.51	$31.50	$ 23		$26.25	$29.50	$.23
	Fourth	$30.24	$33.00	$.46	*	$20.35	$30.26	$.46 *

*	Reflects declaration of two $0.23 dividends payable in the first quarter of 2010 and 2009.

For additional information concerning the Company's payment of dividends, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity".  The Company's loan agreement contains a financial covenant that requires it to maintain a minimum net worth which the Company was in compliance with at year end. The financial covenant of the loan agreement could impact the payment of future dividends. See Note 4, Line of Credit and Long-Term Debt, of Notes to Consolidated Financial Statements.

The following performance graph and table show a five-year comparison of cumulative total returns for the Company, the S&P 500 composite index and an index of a peer group of companies selected by the Company.

The cumulative total return on investment for each of the periods for the Company, the S&P 500 and the peer group is based on the stock price or composite index at December 31, 2004. The performance graph assumes that the value of an investment in the Company's capital stock and each index was $100 at December 31, 2004 and that all dividends were reinvested.  The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

14.

	12/04	12/05	12/06	12/07	12/08	12/09

Monarch Cement Company (The)	100.00	107.45	156.45	147.42	141.02	158.42
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
Peer Group	100.00	126.98	174.27	172.26	73.79	94.19

Copyright© 2010 Standard & Poor's, a division of The McGraw-Hill Companies Inc. All rights reserved. (www.researchdatagroup.com/S&P.htm)

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

15.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.  In making this assessment, management used the framework and criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by BKD, llp, an independent registered public accounting firm, as stated in their report which is included herein.

The Monarch Cement Company

16.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited The Monarch Cement Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, The Monarch Cement Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of The Monarch Cement Company and our report dated March 16, 2010 expressed an unqualified opinion thereon.

BKD, llp

Kansas City, Missouri
March 16, 2010

2

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and noncontrolling interests, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009.  The Company's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Monarch Cement Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Monarch Cement Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, llp

Kansas City, Missouri
March 16, 2010

The Monarch Cement Company and Subsidiaries
Consolidated Balance Sheets
December 31, 2009 and 2008

ASSETS	2 0 0 9	2 0 0 8
Current Assets:
Cash and cash equivalents	$2,149,397	$3,111,509
Short-term investments, at cost which approximates fair value	-	2,100,000
Receivables, less allowances of $911,000 in 2009 and
$788,000 in 2008 for doubtful accounts	12,558,856	15,499,638
Inventories, priced at cost which is not in excess of market-
Finished cement	$5,345,468	$4,507,180
Work in process	2,050,200	1,681,765
Building products	5,225,431	5,069,230
Fuel, gypsum, paper sacks and other	7,625,573	6,312,135
Operating and maintenance supplies	11,538,788	10,943,746
Total inventories	$31,785,460	$28,514,056
Refundable federal and state income taxes	310,795	27,102
Deferred income taxes	775,000	710,000
Prepaid expenses	324,844	508,324
Total current assets	$47,904,352	$50,470,629
Property, Plant and Equipment, at cost, less accumulated depreciation
and depletion of $162,880,507 in 2009 and $151,055,752 in 2008	90,817,394	90,803,872
Deferred Income Taxes	19,093,778	19,473,540
Investments	18,419,208	12,740,244
Other Assets	762,945	1,276,364
	$176,997,677	$174,764,649
LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$5,083,300	$6,308,873
Line of credit payable	511,944	-
Current portion of term loan	2,732,490	2,643,913
Accrued liabilities-
Dividends	1,851,131	1,851,131
Compensation and benefits	3,064,633	2,895,841
Miscellaneous taxes	777,349	845,830
Other	5,207,483	2,960,892
Total current liabilities	$19,228,330	$17,506,480
Long-Term Debt	12,096,835	15,108,016
Accrued Postretirement Benefits	30,206,610	26,210,409
Accrued Pension Expense	12,250,038	14,720,952
Equity:
Company Stockholders' Equity:
Capital Stock, par value $2.50 per share, one vote per share ‑
Authorized 10,000,000 shares, Issued 2,532,463 shares at
December 31, 2009 and 2,518,658 shares at December 31, 2008	$6,331,158	$6,296,645
Class B Capital Stock, par value $2.50 per share, ten votes per share - Authorized 10,000,000 shares, Issued 1,491,735 shares at
December 31, 2009 and 1,505,540 shares at December 31, 2008	3,729,337	3,763,850
Retained earnings	105,989,712	104,958,556
Accumulated other comprehensive loss	(12,834,343)	(14,509,123)
Total Company Stockholders' Equity	$103,215,864	$100,509,928
Noncontrolling Interest	-	708,864
Total equity	$103,215,864	$101,218,792
	$176,997,677	$174,764,649
See notes to consolidated financial statements
20.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
For the Years Ended December 31, 2009, 2008 and 2007

	2 0 0 9	2 0 0 8	2 0 0 7
NET SALES	$132,194,542	$153,886,473	$146,769,559

COST OF SALES	110,646,807	120,887,764	112,637,185
Gross profit from operations	$21,547,735	$32,998,709	$34,132,374

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	16,599,151	16,243,707	15,113,434
Income from operations	$4,948,584	$16,755,002	$19,018,940

OTHER INCOME (EXPENSE)
Interest income	$74,624	$175,895	$184,541
Interest expense	(631,600)	(917,218)	(1,808,881)
Loss on impairment of equity investments	(524,188)	(4,157,612)	-
Gain on sale of equity investments	136,853	-	2,486,100
Dividend income	186,752	267,435	231,940
Other, net	1,193,594	834,205	947,429
	$436,035	$(3,797,295)	$2,041,129
INCOME BEFORE PROVISION FOR INCOME TAXES	$5,384,619	$12,957,707	$21,060,069
PROVISION FOR INCOME TAXES	700,000	2,725,000	5,950,000
NET INCOME	$4,684,619	$10,232,707	$15,110,069
Less: Net Loss attributable to noncontrolling interest	(48,799)	(174)	(124,338)
NET INCOME ATTRIBUTABLE TO COMPANY	$4,733,418	$10,232,881	$15,234,407
Basic earnings per share	$1.18	$2.54	$3.78

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2009, 2008 and 2007
	2 0 0 9	2 0 0 8	2 0 0 7
NET INCOME	$4,684,619	$10,232,707	$15,110,069

UNREALIZED APPRECIATION (DEPRECIATION) ON
AVAILABLE FOR SALE SECURITIES (Net of deferred
tax (benefit) expense of $816,000, $(3,040,000) and $(384,000)
for 2009, 2008 and 2007, respectively)	1,226,665	(4,557,612)	(579,900)

RECLASSIFICATION ADJUSTMENT FOR
REALIZED (GAINS) LOSSES INCLUDED IN
NET INCOME (Net of deferred tax (benefit) expense of $(156,000),
$(1,664,000), and $996,000 for 2009, 2008 and 2007, respectively)	231,335	2,493,612	(1,490,100)

MINIMUM PENSION LIABILITY (Net of deferred tax (benefit) expense of $1,070,000, $(3,800,000) and $(805,000) for 2009, 2008 and 2007,
respectively)	1,616,189	(5,705,931)	(1,199,292)

POSTRETIREMENT LIABILITY (Net of deferred tax (benefit)
expense of $(945,000), $975,000 and $(20,000) for 2009, 2008
and 2007, respectively)	(1,399,409)	1,462,306	(23,244)
COMPREHENSIVE INCOME	$6,359,399	$3,925,082	$11,817,533
See notes to consolidated financial statements
21.

The Monarch Cement Company and Subsidiaries
Consolidated Statements of Stockholders' Equity and Noncontrolling Interests
For the Years Ended December 31, 2009, 2008 and 2007

	Company Stockholders
					Accumu-
		Class B			lated Other	Non-
	Capital	Capital	Retained	Treasury	Comprehen-	Controlling
	Stock	Stock	Earnings	Stock	sive Income	Interest	Total
Balance
January 1, 2007	$6,220,713	$3,846,682	$86,797,943	$-	$(4,908,962)	$1,023,116	$92,979,492
Net income	-	-	15,234,407	-	-	(124,338)	15,110,069
Dividends declared
($0.88 per share)	-	-	(3,543,723)	-	-	-	(3,543,723)
Transfer of shares	56,057	(56,057)	-	-	-	-	-
Change in unrealized
appreciation on available-
for-sale securities	-	-	-	-	(2,070,000)	-	(2,070,000)
Adjustment to recognize
minimum pension liability	-	-	-	-	(1,199,292)	-	(1,199,292)
Adjustment to recognize
postretirement liability	-	-	-	-	(23,244)	-	(23,244)
Increase (decrease) in
noncontrolling interest	-	-	-	-	-	(189,740)	(189,740)

Balance
December 31, 2007	$6,276,770	$3,790,625	$98,488,627	$-	$(8,201,498)	$709,038	$101,063,562
Net income	-	-	10,232,881	-	-	(174)	10,232,707
Dividends declared
($0.92 per share)	-	-	(3,703,531)	-	-	-	(3,703,531)
Transfer of shares	26,775	(26,775)	-	-	-	-	-
Purchase of treasury stock	-	-	-	(66,321)	-	-	(66,321)
Retirement of treasury stock	(6,900)	-	(59,421)	66,321	-	-	-
Change in unrealized
appreciation on available-
for-sale securities	-	-	-	-	(2,064,000)	-	(2,064,000)
Adjustment to recognize
minimum pension liability	-	-	-	-	(5,705,931)	-	(5,705,931)
Adjustment to recognize
postretirement liability	-	-	-	-	1,462,306	-	1,462,306

Balance
December 31, 2008	$6,296,645	$3,763,850	$104,958,556	$-	$(14,509,123)	$708,864	$101,218,792
Net income	-	-	4,733,418	-	-	(48,799)	4,684,619
Dividends declared
($0.92 per share)	-	-	(3,702,262)	-	-	-	(3,702,262)
Transfer of shares	34,513	(34,513)	-	-	-	-	-
Change in unrealized
appreciation on available-
for-sale securities	-	-	-	-	1,458,000	-	1,458,000
Adjustment to recognize
minimum pension liability	-	-	-	-	1,616,189	-	1,616,189
Adjustment to recognize
postretirement liability	-	-	-	-	(1,399,409)	-	(1,399,409)
Increase (decrease) in
noncontrolling interest	-	-	-	-	-	(660,065)	(660,065)

Balance
December 31, 2009	$6,331,158	$3,729,337	$105,989,712	$-	$(12,834,343)	$-	$103,215,864

See notes to consolidated financial statements
22.

The Monarch Cement Company and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

	2 0 0 9	2 0 0 8	2 0 0 7
OPERATING ACTIVITIES:
Net income	$4,684,619	$10,232,707	$15,110,069
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation, depletion and amortization	12,588,799	12,270,723	11,848,894
Deferred income taxes	(782,238)	(2,192,006)	(1,223,534)
Gain on disposal of assets	(69,668)	(234,940)	(574,879)
Realized gain on sale of other investments	(136,853)	-	(2,486,100)
Realized loss on impairment of other investments	524,188	4,157,612	-
Change in assets and liabilities:
Receivables, net	2,940,782	(1,968,417)	1,264,260
Inventories	(2,987,972)	(721,888)	(4,987,312)
Refundable income taxes	(283,693)	(27,102)	739,574
Prepaid expenses	183,480	(259,944)	36,219
Other assets	20,447	32,821	58,750
Accounts payable and accrued liabilities	4,764	2,033,813	679,334
Accrued postretirement benefits	1,841,792	1,351,200	2,090,606
Accrued pension expense	215,275	(633,489)	(195,995)
Net cash provided by operating activities	$18,743,722	$24,041,090	$22,359,886

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	$(9,830,150)	$(8,150,297)	$(9,624,187)
Proceeds from disposals of property, plant and equipment	130,442	250,727	758,634
Payment for acquisition of business	(1,696,840)	(2,319,934)	-
Payment for purchases of equity investments	(5,225,374)	(6,869,537)	(3,819,431)
Proceeds from disposals of equity investments	1,589,076	-	4,662,883
(Increase) decrease in short-term investments, net	2,100,000	(2,100,000)	-
Net cash used for investing activities	$(12,932,846)	$(19,189,041)	$(8,022,101)

FINANCING ACTIVITIES:
Increase (decrease) in line of credit, net	$511,944	$-	$(6,397,667)
Payment on bank loans	(2,644,316)	(2,116,417)	(2,067,630)
Payments on other long-term debt	(278,289)	(337,656)	(226,071)
Cash dividends paid	(3,702,262)	(3,624,262)	(3,463,183)
Purchases of noncontrolling interests	(660,065)	-	(189,741)
Purchase of treasury stock	-	(66,321)	-
Net cash used for financing activities	$(6,772,988)	$(6,144,656)	$(12,344,292)

Net increase (decrease) in cash and cash equivalents	$(962,112)	$(1,292,607)	$1,993,493
Cash and Cash Equivalents, beginning of year	3,111,509	4,404,116	2,410,623
Cash and Cash Equivalents, end of year	$2,149,397	$3,111,509	$4,404,116

Additional Cash Flow Information:
Interest paid, net of amount capitalized	$635,939	$939,179	$1,812,743
Income taxes paid, net of refunds	$1,764,563	$5,500,016	$5,868,647
Capital equipment additions included in accounts payable	$748,479	$221,914	$546,085
Acquisition of business included in accrued liabilities	$400,000	$-	$-

See notes to consolidated financial statements
23.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007

(1)        Nature of Operations and Summary of Significant Accounting Policies

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Codification (ASC) Topic 105 "Generally Accepted Accounting Principles" which identifies the FASB Accounting Standards Codification ("Codification") as the authoritative source of generally accepted accounting principles (GAAP) in the United States. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of the Codification did not change previous GAAP, but rather simplified user access to all authoritative literature related to a particular accounting topic in one place. Accordingly, the adoption had no impact on the Company's consolidated financial statements. All prior references to previous GAAP in the Company's consolidated financial statements were updated for the new references under the Codification.

(a)      Nature of Operations--The Monarch Cement Company (Monarch) is principally engaged in the manufacture and sale of portland cement.  The marketing area for Monarch's products consists primarily of the State of Kansas, the State of Iowa, southeast Nebraska, western Missouri, northwest Arkansas and northern Oklahoma.  Sales are made primarily to contractors, ready-mixed concrete plants, concrete products plants, building materials dealers and governmental agencies.  Companies controlled by Monarch sell ready-mixed concrete, concrete products and sundry building materials within Monarch's marketing area.

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

Effective January 1, 2009, the Company adopted FASB ASC Section 810-10-65, "Consolidation: Overall: Transition and Effective Date Information". Upon adoption, minority interest previously presented in the mezzanine section of the balance sheet has been retrospectively reclassified as noncontrolling interest within equity. In addition, the consolidated net income and comprehensive income (loss) presented in the statements of income have been retrospectively revised to include the net loss attributable to the noncontrolling interest. Beginning January 1, 2009, losses attributable to the noncontrolling interest have been allocated to the noncontrolling interest even if the carrying amount of the noncontrolling interest is reduced below zero.  Any changes in ownership after January 1, 2009 that did not result in a loss of control have been prospectively accounted for as equity transactions in accordance with FASB ASC 810.

Effective January 1, 2009, the Company adopted FASB ASC Topic 805, "Business Combinations", which revised certain principles including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosures. FASB ASC 805 was applicable for the Company's business combinations that occurred during the year.

(c)      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of
24.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007

the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(d)      Reclassifications--Certain reclassifications have been made to the 2007 and 2008 financial statements to conform to the current year presentation. These reclassifications had no material effect on net earnings.

(e)      Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.  At December 31, 2009 and 2008, cash equivalents consisted primarily of money market investments and repurchase agreements with various banks which are not guaranteed by the FDIC.

The Helping Families Save Their Homes Act of 2009 amended the FDIC's general deposit insurance rules to extend the temporary increase in the standard maximum deposit insurance amount (SMDIA) through December 31, 2013. Under the extension, all deposit accounts will continue to be fully guaranteed by the FDIC up to $250,000. At December 31, 2009, the Company's accounts exceeded federally insured limits by approximately $0.5 million. The Company also had $0.9 million in sweep arrangement accounts that were not covered by FDIC's general deposit insurance.

One of the financial institutions holding the Company's cash accounts is participating in the FDIC's Transaction Account Guarantee Program. Under the program, through June 30, 2010, the noninterest-bearing transaction account at that institution is fully guaranteed by the FDIC for the entire amount in the account.

(f)       Short-term Investments--The Company had $0 and $2.1 million in 2009 and 2008, respectively, of short-term investments in Bank of Oklahoma, N.A. certificates of deposit which matured in less than one year.

(g)      Investments--Equity securities for which the Company has no immediate plan to sell but that may be sold in the future are classified as available for sale.  If the fair value of the equity security is readily determinable, it is carried at fair value and unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Realized gains and losses, based on the specifically identified cost of the security, are included in net income. Equity securities whose fair value is not readily determinable are carried at cost unless the Company is aware of significant adverse effects which have impaired the investments.

In March 2008, the FASB updated FASB ASC Topic 815, "Derivatives and Hedging", which establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. Since the Company does not participate in hedging activities and does not use derivative instruments, the Company's adoption of the standard, effective January 1, 2009, did not have any impact on our disclosures or our consolidated financial statements.

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

25.

(i)       Inventories--Inventories of finished cement and work in process are recorded at the lower of cost or market on a last-in, first-out (LIFO) basis.  Total inventories reported under LIFO amounted to $7,395,668 and $6,188,945 as of December 31, 2009 and 2008, respectively.  Under the average cost method of accounting (which approximates current cost), these inventories would have been $4,082,000, $2,764,000 and $1,896,000 higher than those reported at December 31, 2009, 2008 and 2007, respectively.  The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

We incurred a permanent reduction in the LIFO layers of work in process and cement inventories in the amount of $0.2 million and $0.3 million at December 31, 2009 and 2008, respectively.  The liquidation gains were recognized as reductions of cost of sales. We did not incur any permanent reductions in the LIFO layers for the year ended December 31, 2007.

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

(j)       Property, Plant and Equipment--Property, plant and equipment are stated at cost of acquisition or construction.  The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment.  During 2009, 2008 and 2007, the Company capitalized approximately $111,000, $110,100 and $161,000, respectively, of interest expense related to current construction projects.

As of December 31, 2009 and 2008, the amount of accounts payable related to property, plant and equipment was $748,479 and $221,914, respectively.

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
December 31, 2009, 2008 and 2007

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

(o)      Other, net--Other, net contains miscellaneous nonoperating income (expense) items other than interest income, interest expense, gains (losses) on equity investments and dividend income. Material items in other, net include income from oil properties of $179,766, $465,920 and $502,762 for 2009, 2008 and 2007, respectively. Material items in other, net for 2009 also include proceeds from an insurance policy of approximately $429,000 and proceeds related to the settlement of a lawsuit of approximately $424,000.

(p)      Earnings per Share--Basic earnings per share is based on the weighted average common shares outstanding during each year.  Diluted earnings per share is based on the weighted average common and common equivalent shares outstanding each year.  Monarch has no common stock equivalents and therefore does not report diluted earnings per share.  The weighted average number of shares outstanding was 4,024,198 in 2009, 4,026,694 in 2008 and 4,026,958 in 2007.

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

(s)       Issuance and Repurchase of Stock--Any Company purchase of subsidiaries' stock from noncontrolling interests after January 1, 2009 that did not result in a loss of control is accounted for as equity transactions in accordance with FASB ASC 810.

(t)       Disclosure about Fair Value of Financial Instruments--Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Cash and cash equivalents, short-term investments, receivables, accounts payable and short and long-term debt have carrying values that approximate fair values.  Investment fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities. If it is not practicable to estimate the fair value of an investment, the investment is recorded at cost and evaluated quarterly for events that may adversely impact its fair value.

27.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) ASC Topic 820, "Fair Value Measurements and Disclosures" effective January 1, 2008 which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. The Company deferred until January 1, 2009 the application of FASB ASC Topic 820 "Fair Value Measurements and Disclosures" to nonfinancial assets and nonfinancial liabilities not recognized or disclosed at least annually at fair value.

In August 2009, the FASB issued ASU No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value". This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASU 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 was effective September 30, 2009 for the Company and its adoption resulted in no impact on the Company's financial position, results of operations or cash flows.

(u)      Disclosure about Defined Benefit Pension and Other Postretirement Plans--In December 2008, the FASB issued an amendment to ASC 715-20, "Compensation – Retirement Benefits – Defined Benefit Plans – General", which requires enhanced disclosures regarding Company benefit plans.  Disclosures regarding plan assets should include discussion about how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure plan assets and significant concentrations of risk within the plan assets. These amendments to ASC 715-20 are effective for fiscal years ending after December 15, 2009. Prior year periods presented for comparative purposes are not required to comply. The Company's adoption of these amendments to ASC 715-20, effective December 31, 2009, did not have a material impact on the Company's consolidated financial statements.  See Note 7 for disclosures required by this standard.

(v)      Subsequent Events--Effective June 30, 2009, the Company adopted the requirements of FASB ASC Topic 855, "Subsequent Events", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Adoption of the standard did not have a material impact on the Company's consolidated financial statements. See Note 11 for disclosures required by this standard.

In February, 2010, the FASB issued ASU No. 2010-09, "Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements". This ASU provides amendments to Subtopic 855-10 to clarify that SEC filers are required to evaluate subsequent events through the date that the financial statements are issued, but are not required to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective upon issuance for the Company and its adoption did not have a material impact on the Company's consolidated financial statements.

(2)        Investments

      In April 2009, the FASB amended ASC Topic 825, "Financial Instruments", to expand the disclosure about the fair value of financial instruments that were previously required only annually and will now also be required for interim period reporting. In addition, it requires certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. The April 1, 2009 adoption of

28.

The Monarch Cement Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

this amendment on a prospective basis by the Company did not have a financial impact on the Company's consolidated financial statements.

In April 2009, the FASB amended ASC Topic 320, "Investments – Debt and Equity Securities", to provide guidance for evaluating and recognizing other-than-temporary impairment (OTTI) of debt securities. The amendment also expands the disclosure requirements in interim and annual financial statements for both debt and equity securities to enable users to understand the types of securities held, including information about investments in an unrealized loss position, the reasons that a portion of an OTTI of a debt security was not recognized in earnings and the methodology and significant inputs used to calculate the portion of the total OTTI that was recognized in earnings. This amendment is effective for interim or annual periods ending after June 15, 2009 and its adoption did not impact the Company's financial position, results of operations or cash flows.

Realized gains (losses) are computed using the specific identification method.  The Company adopted the provisions of FASB ASC Topic 820, "Fair Value Measurements and Disclosures" which defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes a fair value hierarchy based on three levels of inputs which may be used to measure fair value. Level 1 uses quoted prices in active markets for identical assets or liabilities. Level 2 uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table summarizes the bases used to measure certain assets at fair value on a recurring basis in the balance sheet at December 31, 2009 and 2008:

		Fair Value Measurements at Reporting Date Using:
2009	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Input (Level 3)
Assets:
Marketable equity securities	$16,432,808	$16,432,808	$-	$-
Total	$16,432,808	$16,432,808	$-	$-

2008
Assets:
Marketable equity securities	$10,939,044	$10,939,044	$-	$-
Total	$10,939,044	$10,939,044	$-	$-

                The Company has no liabilities in either year requiring remeasurement to fair value on a recurring basis in the balance sheet. The Company has no additional assets or liabilities in either year requiring remeasurement to fair value on a non-recurring basis in the balance sheet.

29.

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 and 2008:

	Less than 12 Months		12 Months or Greater		Total
2009	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	$1,348,348	$150,242	$105,300	$12,724	$1,453,648	$162,966
Total	$1,348,348	$150,242	$105,300	$12,724	$1,453,648	$162,966

	Less than 12 Months		12 Months or Greater		Total
2008	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	$816,872	$157,786	$-	$-	$816,872	$157,786
Total	$816,872	$157,786	$-	$-	$816,872	$157,786

2009 Impairment Analysis--Due to continued adverse market conditions, the Company's investments in marketable equity securities carried at fair value were evaluated for impairment by comparing the specifically identified cost of each purchase to market price. As a result of these evaluations, the Company identified $0.5 million in other-than-temporary impairments in an investment in the common stock of a company that produces construction aggregates, construction materials and cement resulting in a recognized loss in earnings of equity investments. The fair value of this impaired investment then became the new cost basis.

The Company also identified some specific purchases of marketable equity securities that were not other-than-temporarily impaired resulting in the recognition of unrealized losses (see table above).  These unrealized losses relate to investments in the common stock of two companies, one in the oil and gas refinery and marketing industry and another whose core business is in the housing industry. When the Company evaluated the impairments by comparing the specifically identified cost of each purchase to market price as of February 20, 2010, these securities had recovered substantially all of their December 31, 2009 temporary impairments. The Company evaluated the near-term prospects of all of the issuers in relation to the severity of the impairments (fair value was approximately 8 percent less than cost in the housing industry investment and approximately 11 percent less than cost in the oil and gas refinery and marketing industry as of December 31, 2009) and the duration of the impairments (less than three months in both investments). Based on that evaluation and the Company's ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of the entire cost basis of the securities, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

The Company owns stock in two privately-owned companies accounted for by the cost method; one in the brick industry and the other in the ethanol production industry. Due to continued adverse market conditions, these investments were evaluated for impairment based on average cost and specific identification, respectively.  Since there is not an active market for the brick industry investment, the Company relied on a discounted future net cash flow valuation of the investee which did not identify any impairment. As a result of those evaluations, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009. The aggregate cost of the Company's cost-method investments totaled $2.0 million and $1.8 million at December 31, 2009 and 2008, respectively.

30.

The Monarch Cement Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

2008 Impairment Analysis--Due to an adverse change in market conditions, the Company's investments in marketable equity securities carried at fair value were evaluated for impairment by comparing the specifically identified cost of each purchase to market price.  As a result of these evaluations, the Company identified $4.1 million in other-than-temporary impairments in investments, primarily in housing, oil and gas refinery and marketing, cement and related industries; resulting in a recognized loss in earnings of equity investments.  The fair value of those impaired investments then became the new cost basis.  The Company also identified some specific purchases of marketable equity securities that were not other-than-temporarily impaired resulting in the recognition of unrealized losses (see table above).  These unrealized losses relate to an investment in the common stock of a company in the oil and gas refinery and marketing industry. The severity of the impairment (fair value is approximately 6 percent less than cost) and the duration of the impairment (less than 3 months) correlate with the weakening of the industry. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of the impairment. Based on that evaluation and the Company's ability and intent to hold the investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company did not other-than-temporarily impair those investments at December 31, 2008.

The Company owns stock in two privately-owned companies accounted for by the cost method; one in the brick industry and the other in the ethanol production industry.  Due to an adverse change in market conditions, these investments were evaluated for impairment based on average cost and specific identification, respectively.  As a result of those evaluations, the Company identified a $0.1 million other-than-temporary impairment in the ethanol industry investment resulting in a realized loss. The fair value of this investment, which was determined based on publicly available offers to buy or sell approximate to the Company's fiscal year end, then became the new cost basis. Based on the evaluation through a discounted cash flow valuation of the brick industry investment, the Company did not other-than-temporarily impair this investment at December 31, 2008. The aggregate cost after impairments of the Company's cost-method investments totaled $1.8 million and $2.1 million at December 31, 2008 and 2007, respectively.

Investment Results--The investment results for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Fair value of investments	$18,419,208	$12,740,244	$13,468,319
Cost of investments	14,009,208	10,760,244	8,048,319
Net unrealized gains	$4,410,000	$1,980,000	$5,420,000

Unrealized gain (loss) recorded in equity
Investments carried at fair value	$2,646,000	$1,188,000	$3,252,000
Deferred income taxes	1,764,000	792,000	2,168,000
	$4,410,000	$1,980,000	$5,420,000

Proceeds from sale of securities	$1,589,076	$-	$4,662,883
Realized gains	$136,853	$-	$2,486,100
Realized losses due to other-than-
temporary impairment of assets	$(524,188)	$(4,157,612)	$-

31.

(3)        Property, Plant and Equipment

Property, plant and equipment and their estimated useful lives at December 31, 2009 and 2008 consisted of:

	Lives (Years)	2009	2008
Quarry land		$2,004,549	$2,004,549
Other land		7,755,444	7,590,672
Buildings and improvements	15 - 39	30,451,877	29,623,898
Cement manufacturing equipment	15 - 25	122,293,513	117,160,400
Ancillary equipment	5 - 10	12,791,566	12,415,809
Ready-mix and concrete production
machinery and equipment	5 - 15	31,849,800	28,294,117
Transportation and mobile equipment	3 - 7	40,330,336	38,895,515
Office machinery, equipment,
furniture and fixtures	3 - 10	2,199,862	2,139,774
Construction in process		4,020,954	3,734,890
		$253,697,901	$241,859,624
Less--Accumulated depreciation and depletion		162,880,507	151,055,752
		$90,817,394	$90,803,872

(4)         Line of Credit and Long-Term Debt

In December 2009, Monarch entered into an amendment to the loan agreement with its current lender, Bank of Oklahoma, N.A., to, among other things, renew and modify the terms of Monarch's term loan and revolving line of credit. Monarch's current unsecured credit commitment consists of a $17.8 million term loan maturing December 31, 2014 and a $15.0 million line of credit maturing December 31, 2010. Under the amended loan agreement, interest on the line of credit varies with the lender's national prime rate less 0.50% with a 3.50% interest rate minimum or floor. Interest rates on the Company's term loan remain variable and based on the lender's national prime rate less 0.75% with a 3.00% interest rate minimum or floor.

The loan agreement contains a financial covenant related to net worth which the Company was in compliance with at year end. The Company had $15.1 million of bank loans as of December 31, 2009.

The average outstanding balance of the line of credit during 2009 and 2008 was $5.5 million and $3.3 million, respectively. At December 31, 2009 and 2008, there was $0.5 million and $0, respectively, borrowed against the line of credit. The balance available on the line of credit at December 31, 2009 was $14.5 million. Interest on the line of credit varied with the lender's national prime rate less 1.25% with a 2.5% interest rate minimum or floor for 2009 and 1.25% with no interest rate minimum or floor for 2008. The annual weighted average interest rate we paid on the line of credit during 2009 and 2008 was 2.75% and 3.92%, respectively. The applicable interest rate was 2.75% at December 31, 2009 and 2008, and was payable quarterly.

As of December 31, 2009 and 2008, there was $14.6 million and $17.2 million, respectively, borrowed on the term loan. Interest on the Company's term loan was variable and was based on the lender's national prime rate less 0.75% with a 3.00% interest rate minimum or floor for 2009. It was based on the JP Morgan Chase prime rate less 0.75% with no interest rate minimum or floor for 2008. The annual weighted average interest rate we paid on the term loan during 2009 and 2008 was 3.25% and 4.42%, respectively. The applicable interest rate was 3.25% at December 31, 2009 and 2008.

32.

The Monarch Cement Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

	2009	2008
Note payable, bank (a)	$ 14,597,231	$ 17,241,547
Other	232,094	510,382
	$ 14,829,325	$ 17,751,929
Less current maturities	2,732,490	2,643,913
	$ 12,096,835	$ 15,108,016

(a)  Due December 31, 2014; payable $794,926 quarterly including interest;
       interest computed based on lender's national prime rate less 0.75% with a
       3.00% interest rate minimum or floor subject to a financial covenant related to net worth which the Company was in compliance with at year end.

   Aggregate annual maturities of long-term debt as of December 31, 2009 are:

2010	$2,732,490
2011	2,945,138
2012	3,017,599
2013	3,015,188
2014	3,108,059
Thereafter	10,851
$14,829,325

(5)        Income Taxes

The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:

	2009	2008	2007
Taxes currently payable	$1,482,000	$4,917,000	$7,174,000
Deferred income taxes	(782,000)	(2,192,000)	(1,224,000)
Income tax expense	$700,000	$2,725,000	$5,950,000

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is as follows:
	2009	2008	2007
Computed at statutory rate
(34%; over $10 million-35%)	$1,831,000	$4,435,000	$7,315,000
Increase (decrease) resulting from:
State income taxes, net of federal
tax benefit (expense)	(40,000)	-	360,000
Percentage depletion	(675,000)	(1,328,000)	(1,280,000)
Valuation allowance	(110,000)	(40,000)	-
Domestic production activities deduction	(91,000)	(284,000)	(375,000)
Minority interest in consolidated loss	-	-	(42,000)
Life insurance proceeds	(146,000)	-	-
Other	(69,000)	(58,000)	(28,000)
Provision for income taxes	$700,000	$2,725,000	$5,950,000

33.

The tax effects of significant temporary differences relating to deferred taxes shown on the balance sheets were:

	2009	2008
Current:
Allowance for doubtful accounts	$365,000	$315,000
Accrued vacation	410,000	395,000
Net current deferred tax assets	$775,000	$710,000

Noncurrent:
Depreciation	$(65,000)	$(76,000)
Postretirement benefits	12,322,000	11,109,000
Pension liability	4,933,000	5,891,000
Unrealized holding gains	(1,764,000)	(792,000)
Net operating loss carryforwards	1,433,000	1,147,000
Alternative minimum tax credit	200,000	-
Impairment on investments	1,399,775	1,663,045
Other, net	635,003	531,495
Net long-term deferred tax assets	$19,093,778	$19,473,540

Some of the Company's subsidiaries file separate federal and/or state income tax returns which have resulted in net operating loss carryforwards. Deferred taxes resulting from net operating loss carryforwards are included in the above table net of valuation allowances. The valuation allowance has been used to reduce the tax benefit associated with the net operating loss carryforwards. The provision for income taxes and income tax liabilities recorded in the financial statements include those separate calculations. The following table presents the expiration dates of the Company's operating loss carryforwards for tax purposes as of December 31, 2009:

Expiration Date	Operating Loss
2024	$ 99,000
2025	685,000
2026	380,000
2027	19,000
2028	136,000
2029	114,000

In 2007, the Company adopted the provisions of FASB ASC Topic 740-10-25, "Income Taxes – Overall - Recognition", which defines a recognition threshold of "more likely than not" that a tax position would be sustained upon examination before any part of the benefit of that position be recognized in an enterprise's financial statements. It also provides guidance on the measurement of the tax position. The adoption of ASC 740-10-25 had no material effect on the Company's financial position, operations or cash flows.

The Company or one of its subsidiaries files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions.  With few exceptions, the Company is no longer subject to U.S. Federal or state income tax examinations for years before 2006.

(6)        Postretirement Benefits

            Monarch provides certain postretirement health care and life insurance benefits to all retired employees in the Cement Business who, as of their retirement date, meet the eligibility requirements.  These benefits are self-

34.

The Monarch Cement Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

insured by Monarch and are paid out of Monarch's general assets.  Monarch expects 2010 cash expenditures for this plan to be approximately $1,750,000 which is equal to expected benefits and expenses.

Monarch uses a December 31 measurement date for the plans.  At December 31, 2009 and 2008, the current portion of the accrued benefit cost of approximately $1,750,000 and $1,560,000, respectively, is recorded in compensation and benefits.  Information about the plans' funded status and postretirement cost follows:

	2009	2008
Change in benefit obligation
Beginning of year	$27,770,409	$28,856,515
Service cost	523,914	473,443
Interest cost	1,822,318	1,611,513
Actuarial (gain)/loss	3,461,520	(1,734,298)
Benefits and expenses paid*	(1,352,568)	(1,436,764)
Plan amendments	(268,983)	-
Benefit obligation at end of year	$31,956,610	$27,770,409

Change in fair value of plan assets
Beginning of year	$-	$-
Employer contributions*	1,352,568	1,436,764
Benefits paid and expenses*	(1,352,568)	(1,436,764)
Fair value of plan asset at end of year	$-	$-

*Amounts are net of $ 76,128 and $72,165 retiree prescription drug subsidy received during 2009 and 2008 fiscal years, respectively.

Funded status = year-end benefit liability	$(31,956,610)	$(27,770,409)

Amounts recognized in the balance sheets consist of:

	2009	2008
Current liability	$(1,750,000)	$(1,560,000)
Noncurrent liability	(30,206,610)	(26,210,409)
Net amount recognized	$(31,956,610)	$(27,770,409)

Other amounts recognized in the balance sheets:
	2009	2008
Accumulated other comprehensive income	$(7,404,667)	$(6,005,258)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2009	2008
Current year actuarial (gain)/loss	$3,461,520	$(1,734,298)
Amortization of actuarial loss	(848,128)	(703,008)
Current year prior service (credit)/loss	(268,983)	-
Total recognized in other comprehensive income	$2,344,409	$(2,437,306)

35.

Estimated amounts that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost in 2010 include an actuarial loss of $807,000.

(Accrued) Prepaid Expense represents the accumulated difference between actual contributions and actual expenses from past years.  It is updated from the prior year as follows:

A.	(Accrued) prepaid postretirement benefit cost as of December 31, 2008	$(17,760,151)
B.	2009 net periodic postretirement benefit cost	3,194,360
C.	2009 contributions	1,428,696
D.	Retiree Drug Subsidy	76,128
E.	(Accrued) prepaid postretirement benefit cost as of December 31, 2009	$(19,601,943)
	(A) - (B) + (C) - (D)

                The assumed annual rate of increase in the per capita cost of covered health care benefits was 10% for 2009, 2008 and 2007.  This trend rate is assumed to decrease in future years, 1% per year to an ultimate annual rate of 5%.  Following are the components of net periodic benefit cost:

	2009	2008	2007
Components of net periodic benefit cost
Service cost	$523,914	$473,443	$536,236
Interest cost	1,822,318	1,611,513	1,656,793
Recognized net (gain)/loss	848,128	703,008	1,057,219
Net periodic benefit cost	$3,194,360	$2,787,964	$3,250,248
Weighted-average assumptions as of December 31
Discount rate- benefit obligation	6.00%	6.00%	6.00%
Discount rate- postretirement cost	6.00%	6.00%	5.75%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 % Increase	1% Decrease
Effect on interest and service cost	$ 374,271	$ (302,555)
Effect on postretirement benefit obligation	4,253,269	(3,554,672)

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
                As of December 31, 2009, the following benefit payments and expenses (net of employee contributions) are expected to be paid:
2010	$ 1,746,846
2011	1,889,022
2012	1,997,872
2013	2,089,862
2014	2,162,941
2015-2019	11,903,743
36.

The Monarch Cement Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

(7)        Pension Plans

Monarch has noncontributory defined benefit pension plans covering substantially all employees in the Cement Business who meet the eligibility requirements.  Monarch's funding policy is to contribute annually an amount within the minimum/maximum range of tax deductible contributions.  Monarch expects to contribute approximately $2,335,000 to the plans in 2010.

Monarch uses a December 31 measurement date for the plans.  Information about the plans' funded status and pension cost follows:
	2009	2008
Change in benefit obligation
Benefit obligation at beginning of year	$32,344,767	$31,718,049
Service cost	606,644	580,046
Interest cost	1,905,750	1,878,251
Actuarial (gain)/loss	1,145,444	35,237
Plan amendment	55,026	-
Benefits paid and expenses	(1,857,043)	(1,866,816)
Benefit obligation at end of year	$34,200,588	$32,344,767
Change in plan assets
Fair value of plan assets at beginning of year	$17,623,815	$25,869,539
Actual return on plan assets	4,087,805	(7,806,635)
Employer contribution	2,095,973	1,427,727
Benefits paid and expenses	(1,857,043)	(1,866,816)
Fair value of plan assets at end of year	$21,950,550	$17,623,815
Funded status, end of year
Fair value of plan assets	$21,950,550	$17,623,815
Benefits obligation	34,200,588	32,344,767
Funded status	$(12,250,038)	$(14,720,952)

                Amounts recognized in the balance sheets consist of:
	2009	2008
Current liability	$-	$-
Noncurrent liability	(12,250,038)	(14,720,952)
Net amount recognized	$(12,250,038)	$(14,720,952)

            Amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost consist of:
	2009	2008
Net actuarial loss	$12,407,018	$15,014,314
Prior service cost	1,058,658	1,137,551
	$13,465,676	$16,151,865

            Other changes in plan assets and benefit obligations recognized in other comprehensive income:
	2009	2008
Current year actuarial (gain)/loss	$(1,586,733)	$9,838,021
Amortization of actuarial gain/(loss)	(1,020,563)	(196,253)
Current year prior service (credit)/loss	55,026	-
Amortization of prior service credit/(cost)	(133,919)	(135,837)
Total recognized in other comprehensive income	$(2,686,189)	$9,505,931
37.

                Estimated amounts that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2010:

Actuarial loss	$788,000
Prior service cost	111,000
Total to be amortized in 2010	$899,000

Cumulative employer contributions in excess of (less than) net periodic pension cost are as follows:

A.	Cumulative balance as of January 1, 2009	$1,430,913
B.	Net periodic pension cost	2,311,248
C.	Contributions	2,095,973
D.	Cumulative balance as of December 31, 2009	$1,215,638
	(A) - (B) + (C)

             The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Discount rate - benefit obligation	6.00%	6.00%	6.00%
Discount rate - pension cost	6.00%	6.00%	5.75%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase (Staff plan only)	4.50%	4.50%	4.50%

The following table presents the components of net periodic pension cost as of December 31, 2009, 2008 and 2007:
	2009	2008	2007
Service cost	$606,644	$580,046	$569,753
Interest cost	1,905,750	1,878,251	1,768,711
Expected return on plan assets	(1,355,628)	(1,996,149)	(2,069,794)
Amortization of prior service cost	133,919	135,837	75,123
Recognized net actuarial (gain)/loss	1,020,563	196,253	126,455
Net periodic pension expense	$2,311,248	$794,238	$470,248

The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets as well as current facts and circumstances.

Plan assets are held by a trustee bank. A fund manager has been retained to make investment decisions within guidelines specified by Monarch. The guidelines permit investment in both equities and fixed income securities including common stocks, corporate bonds and debentures and U.S. Government securities. Asset allocation is primarily based on a strategy to provide stable earnings through investing in interest-generating or fixed income investments while still permitting the plan to recognize potentially higher returns through investment in equity securities. Focusing on balancing the risks and rewards of each broad asset class, the percentage of allocation between fixed income and equity investments for 2009 and 2008 are as follows:
Equities	60%
Fixed Income	40%

                The pension investment guidelines strive for diversification of equity securities among the various market sectors and do not permit participation in higher risk investment strategies involving hedging activities and the use of derivative instruments.
38.

The Monarch Cement Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

                The Plan allows a 5% fluctuation before assets are re-balanced.  During periods of extreme market volatility, the fluctuation may exceed 5% before re-balancing is complete.  At December 31, 2009 and 2008, plan assets by category were as follows:

	2009	2008
Equities	60%	54%
Debt securities	34%	41%
Other	6%	5%

                The fair value of Monarch's pension plan assets at December 31, 2009, by asset category are as follows:
		Fair Value Measurements at December 31, 2009
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and Cash Equivalents	$1,313,332	$1,313,332	$-	$-
Equity securities:
Materials	471,040	471,040	-	-
Industrials	1,065,459	1,065,459	-	-
Telecommunication	1,351,285	1,351,285	-	-
Consumer discretion	2,035,289	2,035,289	-	-
Consumer staples	759,525	759,525	-	-
Energy	1,960,261	1,960,261	-	-
Financials	2,635,158	2,635,158	-	-
Healthcare	1,235,468	1,235,468	-	-
Information technology	1,412,894	1,412,894	-	-
Utilities	243,181	243,181	-	-
Fixed income securities:
Corporate bonds	3,480,146	-	3,480,146	-
Foreign Obligations	586,157	-	586,157	-
U.S. government obligations	3,401,355	-	3,401,355	-
Total	$21,950,550	$14,482,892	$7,467,658	$-

All Level 1 equity securities were priced at the market close. Level 2 corporate bonds and U.S. Government obligations were priced utilizing a model with comparable asset trade data. Level 2 foreign obligations were priced utilizing a model with comparable asset trade data unless they were foreign securities which were priced at the foreign security market close and adjusted to U.S. dollars.

The following benefit payments are expected to be paid as of December 31, 2009:

2010	$ 2,020,332
2011	2,036,171
2012	2,124,059
2013	2,237,518
2014	2,225,301
2015-2018	12,526,185

                The Company has defined contribution plans covering substantially all permanent employees of the Ready-Mixed Concrete Business.  These plans allow the Company, at its discretion, to match the employee's

39.

contributions.  For the 2009, 2008 and 2007 plan years, the Company matched 25% of the first 6% of the employee's compensation up to a maximum match of $2,500.  The Company contributed $58,859, $64,028 and $65,752 to these plans for the years 2009, 2008 and 2007, respectively.  The Company expects to contribute $60,000 to these plans in 2010.

(8)         Significant Estimates and Certain Concentrations

Thirty-four (34%) of the Company's employees are covered by various collective bargaining agreements.  Approximately 22% of those union employees (8% of our total employees) are covered by contracts that expire in 2010.  The Company believes it has a good working relationship with its employees and has been successful in negotiating multi-year union contracts without work stoppages.

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

The current protracted economic decline continues to present companies with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments and other assets, declines in the volume of business, constraints on liquidity and difficulty obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

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

By letter dated April 27, 2009, the Company was notified by the Kansas Department of Health and Environment (KDHE) of allegations by KDHE that the Company has performed multiple modifications and alterations at the Company's facility for which the Company did not apply for or obtain the KDHE construction permits required by the Kansas Air Quality Act and related regulations. KDHE also alleged that the Company did not apply for or obtain from KDHE the necessary permits for modifications or alterations to a facility that are significant for Prevention of Significant Deterioration (PSD). Based on these allegations, KDHE proposes to assess a civil penalty of $351,000, and to require the Company to submit a new, complete PSD permit application, including therein a proposal by the Company for installation of air emission controls to achieve Best Available Control Technology (BACT) as provided in applicable regulations. The Company does not agree with certain of KDHE's factual and legal allegations, and is attempting to resolve these issues through negotiation and mutual agreement between the Company and KDHE. The Company reserves all legal rights in the event such a resolution cannot be reached.

40.

The Monarch Cement Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

(9)        Stockholders' Equity

                Capital Stock and Class B Capital Stock have the same rights except as follows:  Class B Capital Stock has voting rights of ten votes per share and restricted transferability; Class B Capital Stock is convertible at all times into Capital Stock on a share-for-share basis; and Capital Stock has one vote per share and is freely transferable.

(10)      Lines of Business

                The Company groups its operations into two lines of business - Cement Business and Ready-Mixed Concrete Business.  The Company's business lines are separate business units that offer different products. The accounting policies for each line are the same as those described in the summary of significant accounting policies. Corporate assets include for 2009:  cash and cash equivalents, refundable federal and state income taxes, deferred income taxes, investments and other assets; for 2008: cash and cash equivalents, short-term investments, refundable federal and state income taxes, deferred income taxes, investments and other assets; and for 2007:  cash and cash equivalents, deferred income taxes, investments and other assets.

                Following is information for each line for the years ended December 31, 2009, 2008 and 2007:
	Cement Business	Ready-Mixed Concrete Business	Adjustments and Eliminations	Consolidated
For the Year Ended December 31, 2009
Sales to unaffiliated customers	$55,687,700	$76,506,842	$-	$132,194,542
Intersegment sales	12,478,688	-	(12,478,688)	-
Total net sales	$68,166,388	$76,506,842	$(12,478,688)	$132,194,542

Income (loss) from operations	$7,019,307	$(2,070,723)		$4,948,584
Other income, net				436,035
Income before income taxes				$5,384,619

Identifiable assets at December 31, 2009	$95,490,586	$39,995,968		$135,486,554
Corporate assets				41,511,123
Total assets at December 31, 2009				$176,997,677

For the Year Ended December 31, 2008
Sales to unaffiliated customers	$69,683,762	$84,202,711	$-	$153,886,473
Intersegment sales	15,873,001	1,079	(15,874,080)	-
Total net sales	$85,556,763	$84,203,790	$(15,874,080)	$153,886,473

Income (loss) from operations	$18,362,170	$(1,607,168)		$16,755,002
Other loss, net				(3,797,295)
Income before income taxes				$12,957,707

Identifiable assets at December 31, 2008	$94,620,462	$40,705,428		$135,325,890
Corporate assets				39,438,759
Total assets at December 31, 2008				$174,764,649

41.

	Cement Business	Ready-Mixed Concrete Business	Adjustments and Eliminations	Consolidated
For the Year Ended December 31, 2007
Sales to unaffiliated customers	$67,693,603	$79,075,956	$-	$146,769,559
Intersegment sales	14,688,880	-	(14,688,880)	-
Total net sales	$82,382,483	$79,075,956	$(14,688,880)	$146,769,559

Income (loss) from operations	$19,226,467	$(207,527)		$19,018,940
Other income, net				2,041,129
Income before income taxes				$21,060,069

Identifiable assets at December 31, 2007	$98,071,562	$36,574,598		$134,646,160
Corporate assets				32,842,085
Total assets at December 31, 2007				$167,488,245

Total sales by line of business before adjustments and eliminations include both sales to unaffiliated customers (as reported in the Company's consolidated statements of income, comprehensive income and stockholders' equity and noncontrolling interests) and intersegment sales.  Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

Income from operations is total net sales less operating expenses.  In computing income from operations, none of the following items have been added or deducted:  general corporate income and expenses; interest expense; and income taxes.  Depreciation and depletion for the Cement Business and Ready-Mixed Concrete Business, respectively, was:  $7,558,612 and $4,545,110 in 2009, $7,622,714 and $4,235,088 in 2008 and $7,652,896 and $3,992,003 in 2007.  Capital expenditures for the Cement Business and Ready-Mixed Concrete Business, respectively, were:  $6,911,591 and $3,445,124 in 2009, $2,932,393 and $4,893,733 in 2008 and $6,768,627 and $3,236,798 in 2007.  Identifiable assets by line of business are those assets that are used in the Company's operations in each industry.

During 2009, 2008 and 2007, there were no sales to any one customer in excess of 10% of consolidated net sales.

(11)      Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. During this period, no material recognizable subsequent events were identified.

(12)      Quarterly Financial Information (Unaudited)

	First	Second	Third	Fourth
2009	Quarter	Quarter	Quarter	Quarter
Net sales	$25,330,736	$36,164,068	$42,410,390	$28,289,348
Gross profit from operations	471,912	8,230,625	10,648,719	2,196,479
Income (loss) from operations	(3,649,721)	4,197,728	6,633,114	(2,232,537)
Net income (loss)	(2,664,491)	2,980,062	4,947,133	(578,085)
Basic earnings (loss) per share	$(0.66)	$0.75	$1.23	$(0.14)

42.

The Monarch Cement Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

	First	Second	Third	Fourth
2008	Quarter	Quarter	Quarter	Quarter
Net sales	$25,089,226	$42,996,482	$48,876,781	$36,923,984
Gross profit from operations	1,280,323	9,003,783	12,801,803	9,912,800
Income (loss) from operations	(2,613,876)	5,003,985	8,828,281	5,536,612
Net income (loss)	(1,802,226)	3,604,348	6,404,938	2,025,647
Basic earnings (loss) per share	$(0.45)	$0.90	$1.59	$0.50

As a result of new information available, and the length of time and amount of unrealized loss on our equity investments, we recorded a $0.5 million other-than-temporary impairment adjustment in the fourth quarter of 2009. We recorded a $4.2 million impairment in the fourth quarter of 2008.

(13)      Other Comprehensive Income

            Accumulated other comprehensive income (loss) included in the balance sheet at December 31 is as follows:

	2008	Change	2009
Unrealized appreciation on available-for-sale securities	$1,188,000	$1,458,000	$2,646,000
Pension liability adjustment	(9,691,865)	1,616,189	(8,075,676)
Postretirement liability adjustment	(6,005,258)	(1,399,409)	(7,404,667)
	$(14,509,123)	$1,674,780	$(12,834,343)

	2007	Change	2008
Unrealized appreciation on available-for-sale securities	$3,252,000	$(2,064,000)	$1,188,000
Pension liability adjustment	(3,985,934)	(5,705,931)	(9,691,865)
Postretirement liability adjustment	(7,467,564)	1,462,306	(6,005,258)
	$(8,201,498)	$(6,307,625)	$(14,509,123)

(14)         Future Change in Accounting Principles

In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures About Fair Value Measurements", which amends Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. Reporting entities must make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. The ASU also provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for annual or interim reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010 and for interim periods within those fiscal years. We do not expect the adoption of ASU 2010-06 to have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-02, "Accounting and Reporting for Decreases in Ownership of a Subsidiary--a Scope Clarification", which clarifies who the scope of the decrease in ownership provisions of the Subtopic and related guidance apply to and expands the disclosures about the deconsolidation of a subsidiary

43.

or derecognition of a group of assets within the scope of Subtopic 810-10. The amendments in this Update are effective for the Company beginning January 1, 2010 and will be applied retrospectively to the first period that the Company adopted Statement 160 which occurred January 1, 2009. We do not expect the adoption of ASU 2010-02 to have a material impact on our consolidated financial statements.

44.

CORPORATE INFORMATION

CORPORATE OFFICE	DIRECTORS
449 1200 Street	Jack R. Callahan
P.O. Box 1000	Retired President, The Monarch Cement Company
Humboldt, KS 66748	Ronald E. Callaway
Phone: (620) 473-2222	Retired feed yard manager
Fax: (620) 473-2447	David L. Deffner
Director of Music, Davis Community Church
AUDITORS	Robert M. Kissick
BKD, LLP	Chairman, Hydraulic Power Systems, Inc.
Kansas City, Missouri	Gayle C. McMillen
Adjunct Professor, Kansas Wesleyan University
ANNUAL MEETING	Richard N. Nixon
The annual meeting of the stockholders of	Retired partner, Stinson Morrison Hecker LLP law firm
The Monarch Cement Company is held the	Byron J. Radcliff
second Wednesday in April of each year at the	Rancher
Company's corporate offices.	Byron K. Radcliff
Owner/Manager, Radcliff Ranch
TRANSFER AGENT AND REGISTRAR	Michael R. Wachter
The Monarch Cement Company	Vice President, Civil Engineer and Director of
P.O. Box 1000	Operations, Concrete Technology Corp.
Humboldt, KS 66748-0900	Walter H. Wulf, Jr.
shareholder.relations@monarchcement.com	President and Chairman of the Board
Walter H. Wulf, III
District Sales Manager, General Motors Corporation
STOCK TRADING INFORMATION
Trading Symbol: MCEM
Over-the-Counter Market	OFFICERS
Walter H. Wulf, Jr.
President and Chairman of the Board
INVESTOR RELATIONS
Inquiries may be directed to Debra P. Roe,	*Byron K. Radcliff
Chief Financial Officer and Assistant Secretary-	Vice Chairman of the Board, Secretary and Treasurer
Treasurer, at the corporate address shown above.
*Robert M. Kissick
Vice President
FORM 10-K
The Company's Annual Report on Form 10-K, as	Rick E. Rush
filed with the Securities and Exchange Commission,	Vice President
is available upon request by writing to Debra P. Roe
at the corporate address shown above. The Form	Debra P. Roe
10-K, without exhibits, will be provided at no	Chief Financial Officer and
charge, and also is available on the Company's	Assistant Secretary-Treasurer
website, http://www.monarchcement.com.
Lisa J. Fontaine
Assistant Secretary
The Company's financial information is also available
from the SEC at their EDGAR internet address,	Harvey D. Buckley
http://www.sec.gov.	Vice President - Cement Manufacturing

N. Joan Perez
ETHICS POLICY	Vice President - Sales
The Company's ethics policy is available on the About
Us link of the Company's website,
http://www.monarchcement.com.	*Not actively involved in the daily affairs of the Company.

THE MONARCH CEMENT COMPANY
P.O. Box 1000
Humboldt, KS 66748-0900