Form 10-K, Exhibit 13
period 2012-12-31
MONARCH CEMENT CO
filed 2013-03-15
CIK 67517

EXHIBIT 13

March 15, 2013

Annual Report to Stockholders

Mild winter weather during the first quarter of 2012 allowed us to begin the year with improved sales volumes; however, it was unclear whether the increase in sales volume was simply due to the favorable weather conditions or if it was an indication of the beginning of the recovery in our market area. As the year progressed, all indications were that the worst of the recession in our market area was over and that the recovery had begun. Our net sales for each quarter of 2012 exceeded net sales for the similar quarter of 2011 resulting in a total annual increase of $29.7 million – from $122.1 million in 2011 to $151.8 million in 2012. The higher sales volumes created the need for higher production levels allowing us to operate more efficiently and ultimately resulted in an increase in our gross profit of $3.5 million. Contributing to our higher earnings was a 14.5% increase in our cement sales volume during 2012 as compared to 2011 and a 29.4% increase in our ready-mixed concrete sales volume during the same time period. Gross profit in the Ready-Mixed Concrete Business was adversely affected by losses on construction contracts which occurred as we transitioned from having too few contracts to having multiple bids accepted at the same time. Strategic changes in our processes, from bidding through completion of the contract, are being implemented to lessen risks and improve returns on future projects.

Other income includes a gain on the sale of equity investments of $4.2 million in 2012 compared to a $5.1 million gain in 2011. Net income for 2012 totaled $3.2 million compared to $1.6 million for 2011.

In December 2012, the Environmental Protection Agency amended the National Emission Standard for Hazardous Air Pollutants (NESHAP) altering some of the emission limitations and extending the compliance deadline from September 2013 to September 2015. Our 2013 capital expenditure plans include modifying the roller mill as the next step toward NESHAP compliance. Other cement manufacturing equipment will be modified in the following two years in order to become NESHAP compliant. Additional capital expenditures are planned during 2013 in both the Cement Business and Ready-Mixed Concrete Business to keep our facilities and equipment well-maintained and up-to-date in anticipation of further improvements in our market. We project our capital expenditures during 2013 will exceed our 2012 capital expenditures; however, we believe we can finance our planned capital expenditures with a mixture of cash from operations and our existing credit agreement.

The Portland Cement Association’s latest forecast projects an 8.1% growth in cement consumption in 2013 with the majority of the growth occurring later in the year. We look forward to the increased demand for our products and wish to recognize our many loyal customers and our dedicated employees who are committed to providing high quality products and excellent service. With the continued support of our steadfast stockholders and the blessings and support of our Heavenly Father, we will strive to meet the challenges of the coming year. Thank you for your support and God Bless.

        Walter H. Wulf, Jr.
President and Chairman of the Board

The Monarch Cement Company and Subsidiaries

Selected Financial Data

For the Five Years Ended December 31, 2012
(Dollar amounts in thousands except per share data)

	2012	2011	2010	2009	2008
Net sales	$151,774	$122,065	$121,185	$132,195	$153,886

Net income	$3,156	$1,552	$224	$4,685	$10,233

Net income per share	$0.79	$0.38	$0.06	$1.18	$2.54

Total assets	$181,288	$173,655	$174,099	$176,998	$174,765

Long-term debt obligations	$9,684	$7,303	$9,154	$12,097	$17,752

Cash dividends declared per share	$0.92	$0.92	$0.92	$0.92	$0.92

Stockholders’ equity per share	$25.50	$24.44	$25.32	$25.65	$24.98

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

The following table sets forth for the Company’s last three fiscal years the percentage of total sales by the (1) Cement Business and (2) Ready-Mixed Concrete Business:

	Total Sales
	December 31,
	2012	2011	2010
Cement Business	35.3%	38.3%	40.8%
Ready-Mixed Concrete Business	64.7%	61.7%	59.2%
	100.0%	100.0%	100.0%

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Forward-Looking Statements

Certain statements under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Annual Report, our Form 10-K report and our other reports filed with the Securities and Exchange Commission (SEC) constitute “forward-looking information”. Except for historical information, the statements made in this report are forward-looking statements that involve risks and uncertainties. You can identify these statements by forward-looking words such as “should”, “expect”, “anticipate”, “believe”, “intend”, “may”, “hope”, “forecast” or similar words.  In particular, statements with respect to variations in future demand for our products in our market area or the future activity of federal and state highway programs and other major construction projects; the timing, scope, cost, benefits of and source of funding for our proposed and recently completed capital improvements; our forecasted cement sales; the timing and source of funds for the repayment of our line of credit; our ability to pay dividends at the current level; the timing and/or collectability of retainage; our anticipated expenditures for benefit plans; our anticipated increase in solid fuels and electricity required to operate our facilities and equipment; and the impact of climate change on our business are all forward-looking statements. You should be aware that forward-looking statements involve known and unknown risks, uncertainties and other factors that may affect the actual results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others:

2.

•    general economic and business conditions;
•    competition;
•    raw material and other operating costs;
•    costs of capital equipment;
•    changes in business strategy or expansion plans;
•    demand for our Company’s products;
•    cyclical and seasonal nature of our business;
•    the effect of weather on our business;
•    the effect of environmental and other governmental regulations;
•    the availability of credit at reasonable prices; and
•    the effect of federal and state funding on demand for our products.

We have described under the caption “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2012 and in other reports that we file with the SEC from time to time, additional factors that could cause actual results to be materially different from those described in the forward-looking statements. Other factors that we have not identified in this report could also have this effect. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date they were made.

Results of Operations
		Ready-Mixed
	Cement	Concrete
	Business	Business	Consolidated
For the Year Ended December 31, 2012
Sales to unaffiliated customers	$53,616,941	$98,157,043	$151,773,984
Income (loss) from operations	10,243,708	(9,941,357)	302,351

For the Year Ended December 31, 2011
Sales to unaffiliated customers	$46,801,814	$75,263,070	$122,064,884
Income (loss) from operations	1,502,909	(4,478,723)	(2,975,814)

For the Year Ended December 31, 2010
Sales to unaffiliated customers	$49,436,170	$71,748,664	$121,184,834
Income (loss) from operations	6,147,514	(6,005,382)	142,132

See Note 9, Lines of Business, of Notes to Consolidated Financial Statements for further discussion of each of the Company’s reportable operating lines of business.

General--Our products are used in residential, commercial and governmental construction. In recent years, the Company has spent substantial sums on major plant modifications designed to increase our cement production capacity to meet our customers’ needs and to improve our production processes. We do not anticipate making any further enhancement of our production processes in the foreseeable future other than those required to meet emission limitations included in the latest regulations issued by the Environmental Protection Agency (EPA).

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

Following a three week layoff, the employees were recalled to begin approximately three weeks of equipment repairs prior to resuming production. The Company normally performs repairs and maintenance every winter, but the decision to use employees or outside contractors is determined by anticipated sales demand, by whether we have the internal expertise and by our inventory target levels. Based on sales

3.

forecasts and inventory levels, the Company elected to reduce cement production in the first quarter of 2012, 2011 and 2010 to undertake plant repairs and maintenance, largely using our own production personnel. During the remainder of the year, the Company evaluates inventory levels and sales forecasts to determine if reductions in cement production are warranted and can be scheduled around maintenance needs. In addition to costs that vary with the volume of production, our cost of sales includes certain fixed costs that do not vary with the volume of production. We have extremely limited ability to reduce these fixed costs in the short term. As a result, lower production levels which result from extended shutdowns generally have, and in 2011 and 2010 had, a negative impact on our gross profit margins.

The Portland Cement Association’s (PCA) latest forecast sites improving underlying economic fundamentals, the existence of large pent-up demand balances and the diminishment of economic fiscal cliff uncertainty as the drivers of strong growth rates in 2013 and an increase in cement consumption. PCA expects an 8.1% growth in cement consumption in 2013 which is significantly higher than the mild volume gains projected in its fall 2012 report. The upward revisions reflect adjustments made in light of the recent fiscal cliff accord, recognition of stronger economic momentum and markedly more optimistic assessments regarding residential construction activity.

2012 Compared to 2011--Consolidated net sales for the year ended December 31, 2012 were approximately $151.8 million, an increase of $29.7 million as compared to the year ended December 31, 2011. Sales in our Cement Business were higher by $6.8 million while sales in our Ready-Mixed Concrete Business increased $22.9 million. Cement Business sales increased $6.8 million due to a 14.5% increase in volume sold. Ready-mixed concrete sales increased $15.0 million due to a 29.4% increase in cubic yards sold and $0.2 million due to price increases. In addition, construction contract sales in the Ready-Mixed Concrete Business increased $7.7 million.

Consolidated cost of sales for 2012 were $26.2 million higher than cost of sales for 2011. Cost of sales in our Cement Business decreased $1.6 million, while cost of sales in our Ready-Mixed Concrete Business increased $27.8 million. Cement Business cost of sales increased $5.5 million due to the 14.5% increase in volume sold.  This was more than offset by a $7.1 million decrease primarily due to lower production costs resulting from the efficiencies of higher production levels. Ready-Mixed Concrete Business cost of sales increased $14.5 million due to the 29.4% increase in cubic yards of ready-mixed concrete sold and $0.2 million due to increases in direct material costs. Ready-Mixed Concrete Business cost of sales also increased by $13.1 million as a result of increased construction contract sales.

As a result of the above sales and cost of sales factors, our overall gross profit rate for the year ended December 31, 2012 was 11.0% compared to 10.7% for the year ended December 31, 2011.  The gross profit rate for Ready-Mixed Concrete Business dropped from 5.3% for 2011 to (0.9)% for 2012. The segment’s gross profit rate decline was largely due to the deterioration of the gross profit margin in construction contract sales in 2012. During the economic downturn we substantially reduced our workforce in the construction contract division keeping primarily key personnel on staff. In 2012, we significantly increased the number of construction contracts we were awarded, requiring a larger skilled workforce than we had in place. Finding the personnel with the needed skills proved challenging at best, requiring additional training of new personnel and, in some cases, contracting out work we had intended to perform in house in an attempt to meet construction deadlines. These factors resulted in cost overruns and a gross loss from operations in our Ready-Mixed Concrete Business. The Cement Business gross profit rate improved from 19.4% for 2011 to 32.7% for 2012 which reflects the improvement in overall sales volume combined with efficiencies of higher production levels in 2012.

Selling, general and administrative expenses increased by $0.3 million or 1.6% for the year ended December 31, 2012 as compared to the year ended December 31, 2011.  These costs are normally considered fixed costs that do not vary significantly with changes in sales volume.

4.

Other, net contains miscellaneous nonoperating income (expense) items excluding interest income, interest expense, gains (losses) on sale of equity investments, realized loss on impairment of equity investments and dividend income. Significant items in Other, net for 2012 include farm income of approximately $149,000. Significant items in Other, net for 2011 include proceeds from scrap sales of approximately $150,000.

During 2011, there was a $0.4 million impairment loss recorded on equity investments due to impairments that were other-than-temporary while no impairment losses were recorded in 2012. See Note 2, Investments, of Notes to Consolidated Financial Statements for further discussion. The Company also recognized $4.2 million and $5.1 million in gains for 2012 and 2011, respectively, from the sale of available-for-sale equity securities.

The effective tax rates for 2012 and 2011 were 28.0% and 13.4%, respectively. The Company’s effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion. During 2012 and 2011, percentage depletion decreased the effective tax rate by 18.1% and 15.1%, respectively. In 2012, the effective tax rate increased 10.0% as a result of the effects of the valuation allowance.

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

Consolidated cost of sales for 2011 were $4.0 million higher than cost of sales for 2010. Cost of sales increased in our Cement Business and our Ready-Mixed Concrete Business by $1.9 million and $2.1 million, respectively. Cement Business cost of sales decreased $1.4 million due to the 3.8% decrease in volume sold and was more than offset by the $3.3 million increase related to higher production costs resulting from the continuation of fixed costs during production shutdowns and the inefficiencies of lower production levels. Ready-Mixed Concrete Business cost of sales increased  $4.0 million due to the 8.6% increase in cubic yards of ready-mixed concrete sold partially offset by decreases in delivery costs and direct material costs of $0.8 million. Ready-Mixed Concrete Business cost of sales declined $0.6 million due to decreases in direct and indirect costs for construction contracts in 2011 even though construction contract sales remained virtually the same as those in 2010. The Ready-Mixed Concrete Business segment also realized a $0.5 million decrease in block, brick and other sundry items cost of sales.

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

Other, net contains miscellaneous nonoperating income (expense) items excluding interest income, interest expense, gains (losses) on sale of equity investments, realized loss on impairment of equity investments and dividend income. Significant items in Other, net for 2011 include proceeds from scrap sales of approximately $150,000. Significant items in Other, net for 2010 include farm income of approximately $154,500, a gain of $700,000 related to the sale of a nonoperating asset and proceeds from scrap sales of approximately $51,000.

5.

During 2011, there was a $0.4 million impairment loss recorded on equity investments due to impairments that were other-than-temporary while the Company realized a $0.9 million impairment loss for 2010. See Note 2, Investments, of Notes to Consolidated Financial Statements for further discussion. The Company also recognized $5.1 million in gains for 2011 while slight losses were recognized in 2010 from the sale of available-for-sale equity securities.

The effective tax rates for 2011 and 2010 were 13.4% and 394.3%, respectively. The Company’s effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion. For the year 2010, the Company incurred a book loss before taxes of $(76,078) while its taxable income was approximately $2.5 million before percentage depletion and the domestic production activities deduction. The differences between the book loss before taxes and taxable income before percentage depletion and the domestic production activities deduction were primarily timing differences resulting in an increase in the Company’s deferred tax asset.  For example, in 2010, the Company’s net periodic post-retirement benefit cost expensed on the books was $3.1 million; however, the Company’s tax deduction was limited to its actual contributions of $1.3 million. The difference of $1.8 million is a timing difference between book and taxable income which increased our deferred tax asset by approximately $0.8 million. As the Company’s net income decreased, the permanent differences between book and taxable income for percentage depletion and domestic production activities did not decrease proportionately resulting in a reduction in our effective tax rate. The tax deductions for percentage depletion and domestic production activities are permanent book tax differences that resulted in a reduction in taxable income from approximately $2.5 million to $0.8 million. During 2010, percentage depletion increased the tax benefit and changed the effective tax rate by 725.6%. During 2011, percentage depletion decreased the effective tax rate by 15.1%.

The effective tax rate for 2010 was also affected by an income tax charge of $685,000 recorded during the first quarter of 2010 as a result of the Patient Protection and Affordable Care Act, as modified by the Health Care and Education Reconciliation Act of 2010. As a result of this legislation, beginning in 2013, we will no longer be able to claim an income tax deduction for prescription drug benefits provided to retirees that were subsequently reimbursed under the Medicare Part D retiree drug subsidy. During 2010, the income tax charges related to postretirement benefits decreased our tax benefit which changed the effective tax rate by 900.4%.

Liquidity

The Company considers all liquid investments with original maturities of three months or less which we do not intend to roll over beyond three months to be cash equivalents. At December 31, 2012 and 2011, cash equivalents consisted primarily of money market investments and repurchase agreements with various banks. At December 31, 2012, the Company had $1.3 million in sweep arrangement accounts that were not covered by FDIC’s general deposit insurance. See Note 1(e), Cash Equivalents, of Notes to Consolidated Financial Statements for further discussion.

We are able to meet our cash needs primarily from a combination of cash from operations, sale of equity investments and bank loans.

Net cash provided by operating activities totaled $10.3 million for 2012, a $3.4 million increase from 2011. The positive cash flow from operating activities generated during 2012 was primarily driven by the $3.2 million net income and favorable changes in accounts payable and accrued liabilities partially offset by unfavorable changes in receivables, inventories and refundable income taxes. Net income for 2012 includes realized gains of $4.2 million from the disposal of available-for-sale equity securities and is not indicative of the operating margins for the period. The unfavorable change in inventories is a result of increases in finished cement, work in process inventories and operating and maintenance supplies of

6.

$1.4 million, $1.7 million and $1.4 million, respectively.  The increases in finished cement and work in process inventories are the result of production increases in excess of higher sales volumes. These production increases were planned to compensate for lost production while our facilities are down during the first quarter of 2013 for installation of equipment related to National Emission Standard for Hazardous Air Pollutants (NESHAP) projects. For further discussion on NESHAP, see “Capital Resources” below. The increase in operating and maintenance supplies was primarily due to purchases of repair parts and supplies related to maintenance projects scheduled to be performed in the Cement Business while the production facilities are down. The unfavorable $1.3 million increase in cash used for receivables is primarily related to our construction contracts. The unfavorable $1.1 million change in refundable income taxes is the result of our quarterly estimated tax payments exceeding our 2012 taxes which were based on annualized income as of September 2012.

Net cash provided by operating activities totaled $7.0 million for 2011, a $6.9 million decrease from 2010. The positive cash flow from operating activities generated during 2011 was primarily driven by the $1.6 million net income and favorable changes in inventories partially offset by unfavorable changes in receivables. Net income for 2011 includes realized gains of $5.1 million from the disposal of available-for-sale equity securities and is not indicative of the operating margins for the period. The favorable change in inventories is a result of the $1.7 million decrease in finished cement, the $0.7 million decrease in work in process inventories and the $0.5 million decrease in building products which was partially offset by an unfavorable $0.6 million increase in fuel, gypsum, paper sacks and other inventory. The unfavorable $3.6 million increase in cash used for receivables is primarily a result of higher sales in December 2011 compared to December 2010.

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

Net cash used for investing activities totaled $1.3 million in 2012. The cash used for investing activities during 2012 was primarily for the acquisition of $8.1 million of property, plant and equipment which was partially offset by cash inflows from the sale of $6.8 million of available-for-sale equity securities. For a discussion of the property, plant and equipment acquisitions, see “Capital Resources” below.

Net cash used for investing activities totaled $3.3 million in 2011. The cash used for investing activities during 2011 was primarily for the acquisition of $7.9 million of property, plant and equipment and $3.5 million of available-for-sale equity securities partially offset by cash inflows from the sale of $8.3 million of available-for-sale equity investments. The capital expenditures were almost equally divided between the Cement Business and Ready-Mixed Concrete Business and were for routine equipment purchases.

Net cash used for investing activities totaled $6.0 million in 2010. The cash used for investing activities during 2010 was primarily for the acquisition of $6.2 million of property, plant and equipment and $1.0 million of available-for-sale equity securities partially offset by the cash inflow from the sale of

7.

$0.7 million in nonoperating assets. The capital expenditures were almost equally divided between the Cement Business and Ready-Mixed Concrete Business and were for routine equipment purchases.

Net cash used for financing activities totaled $8.8 million, $5.3 million and $7.3 million for 2012, 2011 and 2010, respectively. The differences were primarily due to the purchases of $2.6 million of capital stock in 2011, loan proceeds of $3.1 million in 2012, changes in the line of credit balance each year and a $0.9 million payment in 2012 of the Company’s cash dividends that is typically paid in January of the following year. The line of credit was used to cover operating expenses and for capital expenditures.

See Note 4, Line of Credit and Long-Term Debt, of Notes to Consolidated Financial Statements for a discussion of the Company’s credit agreements. The term loan, which originated in 2000, was used to help finance the expansion project at our cement manufacturing facility. The line of credit is used to cover operating expenses primarily during the first half of the year when we build inventory due to the seasonality of our business and for capital expenditures. The advancing term loan will be primarily used to help finance our NESHAP capital expenditures. For further discussion on NESHAP, see “Capital Resources” below. Our Board of Directors has given management the authority to borrow a maximum of $50 million. We have not discussed additional financing with any banks or other financial institutions as we do not anticipate the need for financing beyond that available to us under our credit agreement. If additional financing is needed, no assurances can be given that we will be able to obtain it on favorable terms, if at all.

Contractual obligations at December 31, 2012, consisting of maturities on long-term debt, estimated interest payments on debt, pension, postretirement benefit obligations and open purchase orders are as follows:

	2013	2014	2015	2016	2017	Thereafter
Long-term debt	$1,594,792	$1,629,047	$1,774,413	$1,383,447	$4,897,058	$-
Interest payments	254,241	208,175	161,131	115,132	87,928	-
Pension	2,470,000	-	-	-	-	-
Postretirement
benefit obligations	1,627,819	1,783,550	1,897,785	1,940,507	1,994,800	10,529,561
Open purchase orders	5,224,000	2,144,000	-	-	-	-
Total	$11,170,852	$5,764,772	$3,833,329	$3,439,086	$6,979,786	$10,529,561

The long-term debt obligation consists of a note related to the acquisition of Kay Concrete Materials Co. (Kay Concrete), short and long-term portions of noncompete payment obligations and the Company’s term loan and revolving note which are assumed to be paid off at maturity. The interest payments are for the term loan based on interest rates in the current credit agreement.

The Company has been required to make a pension contribution each of the past three years. In 2012, 2011 and 2010, the Company contributed approximately $3.5 million, $3.2 million and $2.3 million, respectively, to the pension fund. No estimates of required pension payments have been asked for or scheduled beyond 2013. Based on the pension laws currently in effect, any resulting increases in minimum funding requirements could cause a negative impact to our liquidity. See Pension Plans in Note 6, Pension and Other Postretirement Benefits, of Notes to Consolidated Financial Statements for disclosures about 2012 pension contributions.

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

8.

requiring us to use our cash on hand or bank financing. As projects are completed, we seek to reduce the amount needed for major capital expenditures, allowing us to pay off any outstanding bank loans and accumulate cash for the next major plant improvement.

The Company has capital improvement projects in the planning and design phases in addition to projects already in progress. For discussion of these projects, see “Capital Resources” below. We anticipate 2013 capital expenditures will exceed 2012 levels, but we do not anticipate the need for bank financing in addition to that available under the existing line of credit and the advancing term loan.

Under the terms and conditions of the loan agreement effective for 2012, the Company’s ability to pay dividends was subject to its satisfaction of certain financial covenants that the Company was in compliance with at year end.  The Company was required to maintain a tangible net worth after accumulated other comprehensive income (loss) of $85.0 million, maintain a minimum tangible net worth before accumulated other comprehensive income (loss) of $95.0 million and restrict cash dividends in any fiscal year to a maximum of $3.8 million. In November 2012, our current lender granted the Company a waiver which enabled the Board of Directors in their December meeting to authorize the payment in December 2012 of $0.9 million of the Company’s cash dividends that are typically paid in January of the following year which resulted in five dividend payments made in 2012. Each was declared as a $0.23 per share dividend by the Board of Directors. For several years prior to 2012, the Company paid a dividend four times during the year - January, March, June and September.

Under the terms and conditions of our new credit agreement entered into on December 31, 2012, the Company’s ability to pay dividends is subject to its satisfaction of the requirements to maintain a minimum tangible net worth after accumulated other comprehensive income (loss) of $85.0 million and maintain a minimum tangible net worth before accumulated other comprehensive income (loss) of $95.0 million. The requirements could impact the Company’s ability to pay and the size of dividends in the future. Although dividends are declared at the Board’s discretion and could be impacted by the requirements of the Company’s loan agreement, we project future earnings will support the continued payment of dividends at the current level (four quarterly dividends of $0.23 per share).

Financial Condition

Total assets as of December 31, 2012 were $181.3 million, an increase of $7.6 million since December 31, 2011. Receivables increased $1.3 million primarily as a result of an increase in receivables related to construction contracts. See “Results of Operations, 2012 Compared to 2011” above for further discussion of construction contracts. Total inventories increased approximately $4.9 million primarily due to increases in finished cement, work in process inventories and operating and maintenance supplies of $1.4 million, $1.7 million and $1.4 million, respectively.  The increases in finished cement and work in process inventories are the result of production increases in excess of higher sales volumes. These production increases were planned to compensate for lost production while our facilities are down during the first quarter of 2013 for installation of equipment related to NESHAP projects. For further discussion on NESHAP, see “Capital Resources” below. The increase in operating and maintenance supplies was primarily due to purchases of repair parts and supplies related to maintenance projects scheduled to be performed in the Cement Business while the production facilities are down. The Company’s quarterly estimated tax payments, based on annualized income as of September 2012, exceeded our 2012 taxes which resulted in an increase in refundable income taxes of $1.1 million. Investments increased $7.4 million primarily due to increases in the fair value of available-for-sale equities held. Deferred income tax asset decreased $3.5 million primarily as the result of the $4.0 million increase in deferred tax liability associated with a $10.0 million increase in unrealized gains on available-for-sale equities as of December 31, 2012 over December 31, 2011. Property, plant and equipment, net of approximately $11.7 million in depreciation and

9.

depletion expense, increased $3.5 million primarily due to expenditures of approximately $8.2 million. See “Capital Resources” below for further discussion.

Accounts payable increased $5.7 million primarily due to increased payables related to NESHAP projects in the Cement Business and increased payables related to the higher construction contract volumes in the Ready-Mixed Concrete Business. Other accrued liabilities decreased by $0.7 million in 2012 from 2011 levels primarily due to a $0.9 million decline in Dividends payable. The Board of Directors authorized payment in December 2012 of $0.9 million of the Company’s cash dividends that are typically paid in January of the following year which resulted in five dividend payments made in 2012 instead of the normal four. See “Liquidity” above for further discussion.  Indebtedness decreased about $4.1 million during 2012 primarily due to decreased utilization of our line of credit.

During 2012, we adjusted the pension liability, resulting in a decrease in long-term accrued pension expense of $0.4 million and a decrease in stockholders’ equity of $0.6 million. The decrease in stockholders’ equity was due to a current year actuarial loss. We also adjusted the postretirement liability, resulting in an increase in accrued postretirement expense of $2.9 million and a decrease in stockholders’ equity of $0.6 million. The decrease in stockholders’ equity was due to a current year actuarial loss. Actuarial gains (losses) are a measure of the difference between actual experience and that expected based upon the actuarial assumptions between two measurement dates.  The gains (losses) are directly calculated and are amortized over average expected future service, to the extent that such gains (losses) are greater than 10% of the greater of the Accrued Postretirement Benefit Obligation and the Plan’s assets.

Stockholders’ equity increased $4.3 million (4.4%) during 2012 primarily as a result of net income and the changes in accumulated other comprehensive income (loss) related to unrealized appreciation on available-for-sale equity securities which were partially offset by dividends and the change in postretirement  and pension in accumulated other comprehensive income (loss).  Basic earnings were $0.79 per share and cash dividends declared were $0.92 per share for 2012.

Capital Resources

The Company historically invests $10 million to $12 million per year on capital expenditures to keep its equipment and facilities in good operating condition. Property, plant and equipment expenditures for the year 2012 totaled $8.2 million. Approximately 75% of these expenditures were related to the Cement Business primarily for projects related to NESHAP compliance and 25% were related to the Ready-Mixed Concrete Business for routine equipment purchases. Cash expenditures for property, plant and equipment for 2012 totaled approximately $8.1 million, excluding the amounts that are included in accounts payable.

The Company does not currently meet certain emission limitations included in the latest regulations issued by the EPA. For discussion on the regulations, see “Environmental Regulations” below.  In 2010, the EPA published modifications to the NESHAP regulations with a compliance date for all U.S. cement plants of September 9, 2013. The Company formulated a strategy to attempt to achieve compliance with the then existing regulations and in 2011 began installing additional pollution control equipment in its Cement Business. In December 2012, the EPA issued a final rule amending NESHAP again with a new compliance date of September 2015. As a result of the rule revisions, the Company will reassess its NESHAP strategy and planned capital expenditures, but major modifications to our approach appear unlikely at this time. We have completed installation of a hydrated lime injection system and additional dust collectors on one kiln at a cost of $0.4 million and $2.2 million, respectively. We have also initiated plans to modify our roller mill and related equipment at an estimated cost of $7.5 million dollars. Other planned modifications (and estimated cost) which are in various phases of implementation include additional dust collectors on our second kiln ($1.5 million) and upgraded dust collectors on both clinker coolers ($4.0 million). To date, we have expended $9.0 million towards projects related to NESHAP compliance. Cost estimates will be updated as

10.

the modifications are engineered and priced for our facility. There is no proven technology that enables us to give 100% assurance that we can reach the limits required by the new regulations; however, we feel compliance is possible at our modern facility.

The Company plans to invest in other miscellaneous equipment and facility improvements in both the Cement Business and Ready-Mixed Concrete Business in 2013. These expenditures, plus the ones discussed in the above paragraphs related to NESHAP compliance, are expected to reach approximately $11.0 million during 2013 and to be funded with a mixture of cash from operations and bank loans. We do not anticipate the need for additional bank financing beyond the amount available through our advancing term loan and revolving line of credit.

Accounting Policies--The critical accounting policies with respect to the Company are those related to pension benefits, postretirement benefits and long-lived assets.

Monarch has defined benefit pension plans covering substantially all permanent employees in the Cement Business. Plans covering staff (salaried) employees provide pension benefits that are based on years of service and the employee’s last sixty calendar months of earnings or the highest five consecutive calendar years of earnings out of the last ten calendar years of service, whichever is greater. Plans covering production (hourly) employees provide benefits of stated amounts for each year of service. Generally, Monarch’s funding policy is to contribute annually an amount within the minimum/maximum range of tax deductible contributions. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future. Monarch expects 2013 cash expenditures for these plans to be approximately $2.5 million.

Monarch also provides other postretirement employee benefits including health care and life insurance benefits to all retired employees in the Cement Business who, as of their retirement date, have completed ten or more years of credited service under the pension plans and retire with an immediate pension. These benefits are self-insured by Monarch and are paid out of Monarch’s general assets. Monarch expects 2013 cash expenditures for postretirement benefits to be approximately $1.6 million.

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

The Company continually evaluates whether events or changes in circumstances have occurred that would indicate that the carrying amount of long-lived assets may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.  Examples of events or circumstances that could trigger a review could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset or asset group, technological advances in equipment, accumulated costs related to the construction of production equipment or facilities that are significantly higher than originally expected and a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset including an adverse action or assessment by a regulator. Various factors that the Company

11.

considers in its review include changes in expected use of the assets, changes in technology, changes in operating performance and changes in expected future cash flows. No asset impairment was recognized during the years ended December 31, 2012 or 2011.

The following additional accounting standard was recently adopted by the Company:

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, “Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, which updated the guidance in ASC Topic 820. The amendments in this ASU result in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRS). The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. The ASU also provides for certain changes in current GAAP disclosure requirements, for example with respect to the measurement of Level 3 assets and for measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity. The amendments in this update were effective for the Company beginning January 1, 2012 and they did not have a material impact on our disclosures or our consolidated financial statements.

See Note 12, Future Change in Accounting Principles, of Notes to Consolidated Financial Statements for information concerning the accounting pronouncements issued by the Financial Accounting Standards Board that will be effective in future periods.

Accounting and Disclosure Rules Impact--Generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines and interpretations for many areas of our business, such as revenue recognition, accounting for investments, fair value estimates and accounting for pension and postretirement, are very complex and involve significant and sometimes subjective judgments. Changes in these rules or their interpretation could significantly impact our reported earnings and operating income and could add significant volatility to those measurements in the future, without a corresponding change in cash flows.

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

The Company invests in equity investments which are subject to market fluctuations. The Company had $27.4 million of equity securities, primarily of publicly traded entities, as of December 31, 2012. The aggregate amount of securities carried at cost, for which the Company has not elected the fair value option, was $2.6 million as of December 31, 2012. The remaining $24.8 million in equity investments, which are

12.

stated at fair value, are not hedged and are exposed to the risk of changing market prices. The Company classifies all securities as “available-for-sale” for accounting purposes and marks them to fair value on the balance sheet at the end of each period unless they are securities for which the Company has not elected the fair value option. Securities carried at cost are adjusted for impairment, if conditions warrant. Management estimates that its publicly traded investments will generally be consistent with trends and movements of the overall stock market excluding any unusual situations. An immediate 10% change in the fair value of our equity securities carried at fair value would have a $1.5 million effect, net of deferred tax, on comprehensive income. At December 31, 2012, the Company evaluated all of its equity investments for impairment. The results of those evaluations are discussed in Note 2, Investments, of Notes to Consolidated Financial Statements.

Interest rates on the Company’s term loan and line of credit for 2012 were variable, subject to interest rate minimums or floors and were based on the lender’s national prime rate less 0.75% and lender’s national prime rate less 0.50%, respectively. After entering into the new credit agreement with its current lender on December 31, 2012, the interest rates on the Company’s advancing term loan, revolving loan and term loan are all variable, subject to interest rate minimums or floors and based on the rate of interest regularly published by the Wall Street Journal and designated as the U.S. Prime Rate (hereto referred to as the WSJ prime rate) less 1.50%, the WSJ prime rate less 1.50% and the WSJ prime rate less 1.25%, respectively. See Note 4, Line of Credit and Long-Term Debt, of Notes to Consolidated Financial Statements for further discussion.

Inflation--Inflation directly affects the Company’s operating costs. The manufacture of cement requires the use of a significant amount of energy. The Company burns primarily solid fuels, such as coal and petroleum coke and to a lesser extent natural gas, in its kilns. Increases above the rate of inflation in the cost of these solid fuels, natural gas, or in the electricity required to operate our cement manufacturing equipment could adversely affect our operating profits. Prices of the specialized replacement parts and equipment the Company must continually purchase tend to increase directly with the rate of inflation with the exception of equipment and replacement parts containing large amounts of steel. In recent years, steel prices have tended not to follow inflationary trends, but rather have been influenced by worldwide demand. Prices for diesel fuel used in the transportation of our raw materials and finished products also vary based on supply and demand and in some years exceed the rate of inflation adversely affecting our operating profits.

Environmental Regulations--The Company’s cement plant emissions are regulated by the Kansas Department of Health and Environment (KDHE) and the EPA. KDHE is responsible for the administration and enforcement of Kansas environmental regulations, which typically mirror national regulations.

A  ruling promulgated by the EPA in 2009 required us to install carbon dioxide (CO2) Continuous Emission Monitors (CEMs) to track various aspects of the production process to effectively establish a Greenhouse Gas (GHG) inventory for our cement manufacturing facility.

The EPA Administrator has made two important findings clearing the way for EPA to regulate greenhouse gases under the Clean Air Act.  The “Endangerment Finding” clarifies EPA’s belief that current and projected concentrations of six key greenhouse gases in the atmosphere pose a threat to human health and welfare.  Further, the “Cause or Contribute Finding”, associates the emissions of the six named GHGs with the threat to public health and welfare.  In July 2012 the Court of Appeals for the D.C. Circuit affirmed EPA’s findings on these two rules. At this time it is difficult to determine if the EPA will act on the “Endangerment Finding”, what that action may involve and when it might be put into place.

We are currently not aware of any other final GHG or climate change regulations or legislation. There are many variables making it difficult to predict the overall cost of GHG controls. It is equally difficult to determine when those costs will be realized, or even the feasibility of any additional regulations or legislation being enacted or finalized. We believe there is consensus in the industry that the costs of CO2

13.

limits required through regulation or legislation could be substantial enough to fundamentally adversely change the cement manufacturing business.

On December 20, 2012, the EPA issued a final rule amending NESHAP for the Portland Cement Manufacturing Industry and the New Source Performance Standards (NSPS) for Portland Cement Plants. The final rule, which extends the compliance date by two years to September 9, 2015 and relaxes particulate matter emission standards for existing and new sources, is the culmination of over two years of reconsideration and litigation surrounding these regulations. The final version adopts the less stringent limits and requirements that were sought by the cement industry. Both the initial rule and the final rule require more stringent emission limitations on mercury (Hg), total hydrocarbons (THC) and hydrochloric acid (HCL). Particulate matter less than 10 microns in diameter (PM 10) limitations were raised from 0.04 lbs./ton of clinker to 0.07 lbs./ton. Our current emission levels are below the limitations for mercury and THC so additional control equipment will not be required for these pollutants; however, we expect to incur increased costs for control equipment for PM 10 and HCL. There will also be additional costs for monitoring, testing and increased maintenance labor. As a result of these rule revisions, the Company will reassess its NESHAP strategy and planned capital expenditures, but major modifications to our approach appear unlikely at this time. Initial estimated costs to comply are discussed above under “Capital Resources”.

On September 9, 2010 the EPA published New Source Performance Standards (NSPS) for nitrous oxide (NOx), sulphur dioxide (SO2) and particulate matter (PM 10). The rule applies to new or modified sources. At this time, management does not anticipate that modifications necessitated to comply with NESHAP will trigger application of NSPS.

Although we are not aware of any proposed or pending climate change regulations apart from the GHG controls noted above, climate change regulation could result in (1) increased energy costs, (2) a shift toward carbon neutral fuels or carbon neutral offset strategies and (3) increased labor costs to acquire the specialized technical expertise needed to comply with the environmental regulations. Demand for our products could decrease due to increased pollution control costs reflected in the price of our products. Conversely, demand could increase as others try to meet their government environmental mandates by using concrete products known for their sustainability benefits and energy efficiency.

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

Stock Market and Dividend Data

On February 19, 2013, Monarch’s Capital Stock and Class B Capital Stock was held by approximately 560 and 380 record holders, respectively. Monarch is the transfer agent for Monarch’s stock which is traded on the over-the-counter market under the trading symbol “MCEM”.  Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.  Following is a schedule of the range of the low and high bid quotations for Monarch’s stock as reported by Ameriprise, who ascertained this information through a subscription service through Bloomberg and of the dividends declared on Monarch’s stock, for each quarter of our two latest fiscal years:

14.

	2012				2011
	Price		Dividends		Price		Dividends
Quarter	Low	High	Declared		Low	High	Declared
First	$23.25	$28.25	$-		$22.00	$25.00	$-
Second	$21.50	$26.20	$0.23		$22.00	$25.25	$0.23
Third	$21.76	$23.59	$0.23		$15.00	$24.80	$0.23
Fourth	$19.85	$22.71	$0.46	*	$20.01	$20.01	$0.46	**

*Reflects declaration of two $0.23 dividends - one payable in the fourth quarter of 2012, one payable in the first quarter of 2013.
**Reflects declaration of two $0.23 dividends payable in the first quarter of 2012.

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

The cumulative total return on investment for each of the periods for the Company, the S&P 500 and the peer group is based on the stock price or composite index at December 31, 2007. The performance graph assumes that the value of an investment in the Company’s capital stock and each index was $100 at December 31, 2007 and that all dividends were reinvested.  The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

The performance graph compares the performance of the Company with that of the S&P 500 composite index and an index of a peer group of companies in the Company’s industry in which the returns are weighted according to each company’s market capitalization. The peer group consists of Cemex Sab De CV, Eagle Materials, Inc., Lafarge S.A., Texas Industries, Inc. and Vulcan Materials Company.

15.

	12/07	12/08	12/09	12/10	12/11	12/12

Monarch Cement Company (The)	$100.00	$95.66	$107.46	$98.20	$89.55	$79.20
S&P 500	100.00	63.00	79.67	91.67	93.61	108.59
Peer Group	100.00	42.84	54.68	47.29	29.40	52.35

Copyright© 2013 Standard & Poor’s, a division of The McGraw-Hill Companies Inc. All rights reserved. (www.researchdatagroup.com/S&P.htm)

16.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP).  Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.  In making this assessment, management used the framework and criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by BKD, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

The Monarch Cement Company

17.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited the internal control over financial reporting of The Monarch Cement Company and subsidiaries (the Company) as of December 31, 2012 , based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company and our report dated March 15, 2013, expressed an unqualified opinion thereon.
Kansas City, Missouri
March 15, 2013

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders’ equity and noncontrolling interests, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2012.  The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Kansas City, Missouri
March 15, 2013

The Monarch Cement Company and Subsidiaries
Consolidated Balance Sheets
December 31, 2012 and 2011

ASSETS	2012	2011
Current Assets:
Cash and cash equivalents	$1,440,959	$1,123,870
Receivables, less allowances of $636,000 in 2012 and
$670,000 in 2011 for doubtful accounts	17,235,220	15,970,034
Inventories, priced at cost which is not in excess of market-
Finished cement	$5,385,586	$3,963,233
Work in process	3,040,112	1,353,361
Building products	4,324,133	4,236,266
Fuel, gypsum, paper sacks and other	6,760,554	6,416,618
Operating and maintenance supplies	13,244,419	11,892,887
Total inventories	$32,754,804	$27,862,365
Refundable federal and state income taxes	1,441,206	353,199
Deferred income taxes	750,000	750,000
Prepaid expenses	658,369	631,461
Total current assets	$54,280,558	$46,690,929
Property, Plant and Equipment, at cost, less
accumulated depreciation and depletion of $193,109,379
in 2012 and $182,427,598 in 2011	83,179,004	86,719,411
Deferred Income Taxes	14,964,458	18,416,410
Investments	27,380,650	20,026,704
Other Assets	1,483,475	1,801,356
	$181,288,145	$173,654,810

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$11,186,677	$5,451,853
Line of credit payable	-	4,844,469
Current portion of term loan	1,237,816	2,920,023
Current portion of other long-term debt	175,000	175,000
Accrued liabilities-
Dividends	923,136	1,846,272
Compensation and benefits	3,284,587	3,232,168
Miscellaneous taxes	1,050,419	594,715
Other	1,883,211	2,210,549
Total current liabilities	$19,740,846	$21,275,049
Long-Term Debt	9,683,965	7,303,137
Accrued Postretirement Benefits	36,262,992	33,327,243
Accrued Pension Expense	13,241,529	13,676,003
Stockholders' Equity:
Capital Stock, par value $2.50 per share, one vote per share -
Authorized 10,000,000 shares, Issued and Outstanding 2,596,047
shares at 12/31/2012 and 2,569,831 shares at 12/31/2011	$6,490,117	$6,424,578
Class B Capital Stock, par value $2.50 per share, supervoting rights of ten votes per share, restricted transferability,
convertible at all times into Capital Stock on a share-for-share basis - Authorized 10,000,000 shares, Issued and Outstanding
1,417,587 shares at 12/31/2012 and 1,443,803 shares at 12/31/2011	3,543,968	3,609,507
Additional paid-in-capital	2,485,125	2,485,125
Retained earnings	97,214,376	97,751,202
Accumulated other comprehensive loss	(7,374,773)	(12,197,034)
Total Stockholders' Equity	$102,358,813	$98,073,378
	$181,288,145	$173,654,810
See accompanying Notes to the Consolidated Financial Statements
20.

The Monarch Cement Company and Subsidiaries
Consolidated Statements of Income
For the Years Ended December 31, 2012, 2011 and 2010
	2012	2011	2010
NET SALES	$151,773,984	$122,064,884	$121,184,834
COST OF SALES	135,142,366	108,962,580	104,977,712
Gross profit from operations	$16,631,618	$13,102,304	$16,207,122
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	16,329,267	16,078,118	16,064,990
Income (loss) from operations	$302,351	$(2,975,814)	$142,132
OTHER INCOME (EXPENSE):
Interest income	$38,829	$90,716	$120,071
Interest expense	(450,422)	(502,546)	(540,439)
Loss on impairment of equity investments	-	(415,287)	(858,787)
Gain (loss) on sale of equity investments	4,173,141	5,051,406	(79,793)
Dividend income	71,177	285,283	249,929
Other, net	250,641	258,550	890,809
	$4,083,366	$4,768,122	$(218,210)
INCOME (LOSS) BEFORE PROVISION FOR
(BENEFIT FROM) INCOME TAXES	$4,385,717	$1,792,308	$(76,078)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	1,230,000	240,000	(300,000)

NET INCOME	$3,155,717	$1,552,308	$223,922

Basic earnings per share	$0.79	$0.38	$0.06

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
NET INCOME	$3,155,717	$1,552,308	$223,922
UNREALIZED APPRECIATION ON AVAILABLE-FOR-SALE
SECURITIES (Net of deferred tax expense of $5,660,000,
$352,000, and $1,972,000 for 2012, 2011 and 2010, respectively)	8,493,141	524,119	2,959,420

RECLASSIFICATION ADJUSTMENT FOR SALE OF SECURITIES
INCLUDED IN NET INCOME (Net of deferred tax (benefit) expense of $1,668,000, $2,024,000 and $(32,000) for 2012, 2011 and 2010,
respectively)	(2,505,141)	(3,027,406)	47,793

RECLASSIFICATION ADJUSTMENT FOR WRITE-DOWN OF
SECURITIES INCLUDED IN NET INCOME (Net of deferred
tax (benefit) expense of $-0-, $(168,000) and $(344,000) for 2012,
2011 and 2010, respectively)	-	247,287	514,787

MINIMUM PENSION LIABILITY (Net of deferred tax benefit of
$(400,000), $(910,000) and $(300,000) for 2012, 2011 and 2010,
respectively)	(601,778)	(1,366,399)	(453,765)

POSTRETIREMENT LIABILITY (Net of deferred tax (benefit)
expense of $(375,000), $1,400,000 and $(1,050,000) for 2012, 2011
and 2010, respectively)	(563,961)	2,099,783	(908,310)
COMPREHENSIVE INCOME	$7,977,978	$29,692	$2,383,847

See accompanying Notes to the Consolidated Financial Statements

21.

The Monarch Cement Company and Subsidiaries
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2012, 2011 and 2010
	Company Stockholders
						Accumu-
		Class B	Additional			lated Other
	Capital	Capital	Paid-In-	Retained	Treasury	Comprehen-
	Stock	Stock	Capital	Earnings	Stock	sive Income	Total
Balance
January 1, 2010	$6,331,158	$3,729,337	$-	$105,989,712	$-	$(12,834,343)	$103,215,864
Net income	-	-	-	223,922	-	-	223,922
Dividends declared
($0.92 per share)	-	-	-	(3,697,119)	-	-	(3,697,119)
Transfer of shares	27,612	(27,612)	-	-	-	-	-
Purchase of capital stock	-	-	-	-	(273,901)	-	(273,901)
Retirement of treasury stock	(27,950)	-	-	(245,951)	273,901	-	-
Change in unrealized
appreciation on available-
for-sale securities	-	-	-	-	-	3,522,000	3,522,000
Adjustment to recognize
minimum pension liability	-	-	-	-	-	(453,765)	(453,765)
Adjustment to recognize
postretirement liability	-	-	-	-	-	(908,310)	(908,310)
Balance
December 31, 2010	$6,330,820	$3,701,725	$-	$102,270,564	$-	$(10,674,418)	$101,628,691
Net income	-	-	-	1,552,308	-	-	1,552,308
Dividends declared
($0.92 per share)	-	-	-	(3,720,573)	-	-	(3,720,573)
Transfer of shares	92,218	(92,218)	-	-	-	-	-
Purchase of capital stock	-	-	-	-	(2,613,932)	-	(2,613,932)
Retirement of treasury stock	(262,835)	-	-	(2,351,097)	2,613,932	-	-
Issuance of 105,750 shares
with market value $23.50
per share over par	264,375	-	2,485,125	-	-	-	2,749,500
Change in unrealized
appreciation on available-
for-sale securities	-	-	-	-	-	(2,256,000)	(2,256,000)
Adjustment to recognize
minimum pension liability	-	-	-	-	-	(1,366,399)	(1,366,399)
Adjustment to recognize
postretirement liability	-	-	-	-	-	2,099,783	2,099,783
Balance
December 31, 2011	$6,424,578	$3,609,507	$2,485,125	$97,751,202	$-	$(12,197,034)	$98,073,378
Net income	-	-	-	3,155,717	-	-	3,155,717
Dividends declared
($0.92 per share)	-	-	-	(3,692,543)	-	-	(3,692,543)
Transfer of shares	65,539	(65,539)	-	-	-	-	-
Change in unrealized
appreciation on available-
for-sale securities	-	-	-	-	-	5,988,000	5,988,000
Adjustment to recognize
minimum pension liability	-	-	-	-	-	(601,778)	(601,778)
Adjustment to recognize
postretirement liability	-	-	-	-	-	(563,961)	(563,961)
Balance
December 31, 2012	$6,490,117	$3,543,968	$2,485,125	$97,214,376	$-	$(7,374,773)	$102,358,813

See accompanying Notes to the Consolidated Financial Statements

22.

The Monarch Cement Company and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
OPERATING ACTIVITIES:
Net income	$3,155,717	$1,552,308	$223,922
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation, depletion and amortization	12,000,952	11,677,640	11,742,667
Deferred income taxes	234,952	1,983	(1,118,615)
Gain on disposal of assets	(46,601)	(279,562)	(58,335)
Realized (gain) loss on sale of equity investments	(4,173,141)	(5,051,406)	79,793
Realized loss on impairment of equity investments	-	415,287	858,787
Gain on disposal of other assets	-	-	(700,000)
Postretirement benefits and pension expense	590,536	545,579	2,362,328
Change in assets and liabilities:
Receivables, net	(1,265,186)	(3,589,869)	541,937
Inventories	(4,892,439)	2,470,155	1,741,560
Refundable income taxes	(1,088,007)	(353,199)	310,795
Prepaid expenses	(26,908)	(505,674)	199,057
Other assets	43,896	(7,406)	2,442
Accounts payable and accrued liabilities	5,814,747	105,027	(2,281,418)
Net cash provided by operating activities	$10,348,518	$6,980,863	$13,904,920

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	$(8,137,693)	$(7,909,389)	$(6,205,837)
Proceeds from disposals of property, plant and equipment	68,596	317,102	120,176
Proceeds from disposals of other assets	-	-	700,000
Payment for acquisition of business, net of cash acquired	-	(534,392)	-
Payment for purchases of equity investments	-	(3,453,447)	(1,046,224)
Proceeds from disposals of equity investments	6,799,194	8,287,182	412,532
Net cash used for investing activities	$(1,269,903)	$(3,292,944)	$(6,019,353)

FINANCING ACTIVITIES:
Increase (decrease) in line of credit, net	$(4,734,331)	$4,844,469	$(511,944)
Proceeds from bank loans	3,134,565	-	-
Payments on bank loans	(2,178,255)	(2,952,328)	(2,731,213)
Payments on other long-term debt	(367,826)	(817,236)	(120,377)
Cash dividends paid	(4,615,679)	(3,720,289)	(3,702,262)
Purchases of capital stock	-	(2,613,932)	(273,901)
Net cash used for financing activities	$(8,761,526)	$(5,259,316)	$(7,339,697)

Net increase (decrease) in cash and cash equivalents	$317,089	$(1,571,397)	$545,870
Cash and Cash Equivalents, beginning of year	1,123,870	2,695,267	2,149,397
Cash and Cash Equivalents, end of year	$1,440,959	$1,123,870	$2,695,267
Supplemental disclosures:
Interest paid, net of amount capitalized	$450,422	$502,546	$545,034
Income taxes paid, net of refunds	2,083,677	721,938	(303,996)
Capital equipment additions included in accounts payable	157,126	86,264	12,495
Non-cash investing activities:
Issuance of 105,750 shares of capital stock
related to acquisition of business	$-	$2,749,500	$-
Note payable related to acquisition of business	-	927,443	-

See accompanying Notes to the Consolidated Financial Statements

23.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

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

Pursuant to a Stock Purchase Agreement between Monarch and the owners of Kay Concrete Materials Co. (Kay Concrete) on April 15, 2011, Monarch acquired all of the issued and outstanding shares of common stock of Kay Concrete, a ready-mixed concrete company located in southwest Missouri. The purpose of the acquisition was to expand our ready-mixed concrete business in the region. The aggregate consideration paid by Monarch at closing was approximately $5.0 million consisting of $1.4 million cash, 105,750 shares of Monarch’s capital stock valued at $2.7 million based on the April 15, 2011 price per share of $26.00 and a note payable of $0.9 million. The amount of Kay Concrete’s revenue and earnings included in the Company’s consolidated income statement for the year ended December 31, 2011 is $3.0 million and $(0.5) million, respectively.

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

(d)           Reclassifications--Certain reclassifications have been made to the 2011 and 2010 financial statements to conform to the current year presentation. These reclassifications had no material effect on net earnings.

(e)           Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less which we do not intend to roll over beyond three months to be cash equivalents. At December 31, 2012 and 2011, cash equivalents consisted primarily of money market investments and repurchase agreements with various banks.

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

24.

At December 31, 2012, the Company had $1.3 million in sweep arrangement accounts that were not covered by FDIC’s general deposit insurance.

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

(h)           Inventories--Inventories of finished cement and work in process are recorded at the lower of cost or market on a last-in, first-out (LIFO) basis. Total inventories reported under LIFO amounted to $8.4 million and $5.3 million as of December 31, 2012 and 2011, respectively. Under the average cost method of accounting (which approximates current cost), these inventories would have been $3.2 million, $3.8 million and $4.4 million higher than those reported at December 31, 2012, 2011 and 2010, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

We incurred a permanent reduction in the LIFO layers of work in process and cement inventories resulting in liquidation gains of $0.5 million for the year 2011. The liquidation gains were recognized as reductions of cost of sales. We did not incur any material liquidation gains in the LIFO layers for the years 2012 and 2010.

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

(i)           Property, Plant and Equipment--Property, plant and equipment are stated at cost of acquisition or construction. The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment. During 2012, 2011 and 2010, the Company capitalized approximately $117,900, $86,500 and $121,700, respectively, of interest expense related to current construction projects.

As of December 31, 2012 and 2011, the amount of accounts payable related to property, plant and equipment was $157,126 and $86,264, respectively.

The Company records depreciation, depletion and amortization related to manufacturing operations in Cost of Sales; those related to general operations are recorded in Selling, General and Administrative Expenses; and those related to non-operational activities are in Other, net on the Consolidated Statements of

25.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

Income. The approximate amounts included in each line item as of December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Cost of Sales	$11,300,000	$11,000,000	$10,900,000
Selling, General and Administrative Expenses	400,000	300,000	300,000
Other, net	300,000	400,000	500,000
Total	$12,000,000	$11,700,000	$11,700,000

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

The Company continually evaluates whether events or changes in circumstances have occurred that would indicate that the carrying amount of long-lived assets may not be recoverable. An impairment loss would be recognized and the asset cost would be adjusted to fair value when undiscounted estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The impairment loss would be the amount by which the carrying amount of a long-lived asset exceeds its fair value. Various factors that the Company considers in its review include changes in expected use of the assets, changes in technology, changes in operating performance and changes in expected future cash flows. No asset impairment was recognized during the years ended December 31, 2012 and 2011.

(j)           Other Current Liabilities--Accrued liabilities-Other contains approximately $0.5 million and $1.2 million related to prepayments held on account in 2012 and 2011, respectively.

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

Our Ready-Mixed Concrete Business includes precast concrete construction which involves short-term and long-term contracts. Short-term contracts for specific projects are generally of three to six months in duration. Long-term contracts relate to specific projects with terms in excess of one year from the contract date. Revenues for these contracts are recognized on the percentage-of-completion method based on the ratio of contract costs incurred to date to total estimated costs. Full provision is made for any anticipated losses. The majority of the long-term contracts will allow only scheduled billings and contain retainage provisions under which 5% to 10% of the contract invoicing may be withheld by the customer pending project completion. As of December 31, 2012, the amount of billed retainage which is included in accounts receivable was approximately $170,000, all of which is expected to be collected within one year. The amount of billed retainage which was included in accounts receivable at December 31, 2011 was approximately

26.

$129,000. The amount of unbilled revenue in accounts receivable was approximately $1,231,000 and $802,000 at December 31, 2012 and 2011, respectively. Unbilled revenue contained approximately $526,000 and $125,000 of not-currently-billable retainage at December 31, 2012 and 2011, respectively, which is expected to be collected within one year.

(m)           Cost of Sales--The Company considers all production and shipping costs, (gain) loss on disposal of operating assets, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs as cost of sales.

(n)           Selling, General and Administrative Expenses--Selling, general and administrative expenses consist of sales personnel salaries and expenses, promotional costs, accounting personnel salaries and expenses, director and administrative officer salaries and expenses, legal and professional expenses and other expenses related to overall corporate costs.

(o)           Other, net--Other, net contains miscellaneous nonoperating income (expense) items excluding interest income, interest expense, gains (losses) on sale of equity investments, realized loss on impairment of equity investments and dividend income. Significant items in Other, net for 2012 include farm income of approximately $149,000. Significant items in Other, net for 2011 include proceeds from scrap sales of approximately $150,000. Significant items in Other, net for 2010 include farm income of approximately $154,500, a gain of $700,000 related to the sale of a nonoperating asset and proceeds from scrap sales of approximately $51,000.

(p)           Earnings per Share--Basic earnings per share is based on the weighted average common shares outstanding during each year. Diluted earnings per share are based on the weighted average common and common equivalent shares outstanding each year. Monarch has no common stock equivalents and therefore does not report diluted earnings per share. The weighted average number of shares outstanding was 4,013,634 in 2012, 4,033,817 in 2011 and 4,020,411 in 2010.

(q)           Taxes Collected from Customers and Remitted to Governmental Authorities--Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of income on a net basis.

(r)           Self Insurance--The Company has elected to self-insure certain costs related to employee and retiree health and accident benefits programs. Costs resulting from self-insured losses are charged to income when incurred. Health benefits provided to employees in the Ready-Mixed Concrete Business and health and accident benefits provided to employees and retirees in the Cement Business are totally self-insured but are subject to an individual stop loss of $100,000 and $200,000 for the Ready-Mixed Concrete Business and the Cement Business, respectively, with an aggregate stop loss of 120% for both lines of business.

(s)           Disclosure about Fair Value of Financial Instruments--Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Cash and cash equivalents, receivables, accounts payable and short and long-term debt have carrying values that approximate fair values. Investment fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities. If it is not practicable to estimate the fair value of an investment, the investment is recorded at cost and evaluated quarterly for events that may adversely impact its fair value.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, “Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, which updated the guidance in ASC

27.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

Topic 820. The amendments in this ASU result in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure that U.S. GAAP and IFRS fair value measurements and disclosure requirements are described in the same way. The ASU also provides for certain changes in current GAAP disclosure requirements, for example with respect to the measurement of Level 3 assets and for measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity. The amendments in this update became effective for the Company beginning January 1, 2012 and did not have a material impact on our disclosures or our consolidated financial statements.

(t)           Intangibles - Goodwill and Other--In September 2011, the FASB issued ASU No. 2011-08, “Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment” which was effective for fiscal years beginning after December 15, 2011. This ASU allows entities to first assess qualitative factors to determine whether events and circumstances lead to the conclusion that it is necessary to perform the two-step goodwill impairment test required under Topic 350, Intangible - Goodwill and Other. Topic 350 requires entities to test goodwill on an annual basis by comparing the fair value of a reporting unit to its carrying value including goodwill (Step 1). The second part of the test must be performed to measure the amount of impairment. Entities are not required to calculate the fair value of a reporting unit unless they conclude that it is more likely than not that the unit’s carrying value is greater than its fair value based on an assessment of events and circumstances. Entities may bypass the qualitative assessment during any reporting period. The Company performed a qualitative assessment of its goodwill during the fourth quarter of 2012 and the results of that assessment led to the conclusion that it was not necessary to perform the two-step goodwill impairment test.

(2)        Investments

Realized gains (losses) on equity investments are computed using the specific identification method. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 - quoted prices in active markets for identical assets or liabilities.

Level 2 - observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The aggregate amount of equity securities carried at cost, for which the Company has not elected the fair value option, was $2.6 million at December 31, 2012 and 2011. The remaining $24.8 million and $17.4 million in equity security investments at December 31, 2012 and 2011, respectively, are stated at fair value. The following table summarizes the bases used to measure certain assets at fair value on a recurring basis in the balance sheet at December 31, 2012 and 2011:

28.

		Fair Value Measurements Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
December 31, 2012:		Assets	Inputs	Inputs
Assets:	Fair Value	(Level 1)	(Level 2)	(Level 3)
Available-for-sale equity securities
Cement industry	$12,477,760	$12,477,760	$-	$-
General building materials industry	5,751,005	5,751,005	-	-
Oil and gas refining and marketing industry	6,532,981	6,532,981	-	-
Total assets measured at fair value	$24,761,746	$24,761,746	$-	$-

December 31, 2011:
Assets:
Available-for-sale equity securities
Cement industry	$8,750,156	$8,750,156	$-	$-
General building materials industry	4,583,882	4,583,882	-	-
Oil and gas refining and marketing industry	3,631,747	3,631,747	-	-
Residential construction industry	442,015	442,015	-	-
Total assets measured at fair value	$17,407,800	$17,407,800	$-	$-

Cash and cash equivalents have carrying values that approximate fair value using Level 1 prices. Receivables, accounts payable and long-term debt have carrying values that approximate fair values using Level 2 inputs. The Company’s valuation techniques used to measure the fair value of its marketable equity securities were derived from quoted prices in active markets for identical assets (Level 1 inputs). Investments that are recorded at cost are evaluated quarterly for events that may adversely impact their carrying value.

There were no transfers between levels and there were no significant changes in the valuation techniques during the period ended December 31, 2012. No reconciliation (roll forward) of the beginning and ending balances for Level 3 is presented since the Company does not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs) at either of the dates reported in the table above. The Company has no liabilities at either date requiring remeasurement to fair value on a recurring basis in the balance sheet. The Company has no additional assets or liabilities at either date requiring remeasurement to fair value on a non-recurring basis in the balance sheet.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual trade lots of securities have been in a continuous unrealized loss position at December 31, 2012 and 2011:

Available-for-sale equity securities	Less than 12 Months		12 Months or Greater		Total
		Unrealized		Unrealized		Unrealized
December 31, 2012	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Cement industry	$-	$-	$15,379	$2,737	$15,379	$2,737
Total	$-	$-	$15,379	$2,737	$15,379	$2,737

December 31, 2011
Cement industry	$517,188	$53,352	$12,900	$5,216	$530,088	$58,568
Residential construction industry	-	-	6,310	4,413	6,310	4,413
Total	$517,188	$53,352	$19,210	$9,629	$536,398	$62,981

29.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

Impairment Analysis

The Company owns stock in two privately-owned companies accounted for by the cost method; one in the brick industry and the other in the ethanol production industry. These investments were evaluated at December 31, 2012 and 2011 for impairment. The evaluations of the ethanol production industry investment for each period’s impairment analysis were based on the specific identification of shares held and quoted prices in markets that are not active (Level 2) and no impairments were identified. Since there is not an active market for the brick industry investment, the Company relied on a discounted future net cash flow valuation (Level 3 inputs) of the issuer for each period’s impairment analysis to determine if the average cost of shares were impaired and no impairment was identified. As a result of those evaluations, the Company does not consider these cost-method investments to be impaired at December 31, 2012 or 2011.

December 31, 2012--The Company’s investments in marketable equity securities carried at fair value were evaluated every quarter for impairment by comparing the specifically identified cost of each investment to market price. As a result of these evaluations, the Company did not identify any other-than-temporary impairments in investments which would have resulted in a recognized loss in earnings of equity investments. The Company did identify some specific investments in available-for-sale equity securities that were not other-than-temporarily impaired resulting in the recognition of unrealized losses (see table above). These unrealized losses relate to investments in the common stock of one company in the cement industry. When the Company evaluated the impairment by comparing the specifically identified cost of each investment to market price as of January 25, 2013, the cement industry securities slightly recovered their temporary impairments. The Company evaluated the near-term prospects in relation to the severity of the impairments and the duration of the impairments. Based on that evaluation, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2012.

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

In its fourth quarter evaluation, the Company identified some specific investments in available-for-sale equity securities it believed were temporarily impaired resulting in unrealized losses (see 2011 information in table above).  These unrealized losses relate to investments in the common stock of four companies, one in the residential construction industry and three in the cement industry. When the Company evaluated the impairments by comparing the specifically identified cost of each investment to market price as of January 17, 2012, the residential construction industry securities had recovered approximately 34% of their December 31, 2011 temporary impairment. The investments in one company in the cement industry remained virtually unchanged while the equity securities of the other two cement industry companies recovered approximately 93% and 60% of their December 31, 2011 temporary impairments. Based on those evaluations, the Company did not consider the investments to be other-than-temporarily impaired at December 31, 2011.

Investment Results--The investment results for the years ended December 31, 2012 and 2011 are as follows for available-for-sale equity securities carried at fair value:

30.

	Amortized	Gross Unrealized Holding		Fair
December 31, 2012	Cost	Gains	Losses	Value
Available-for-sale equity securities
Cement industry	$4,190,000	$8,290,000	$-	$12,480,000
General building materials industry	3,600,000	2,150,000	-	5,750,000
Oil and gas refining and marketing industry	470,000	6,060,000	-	6,530,000
Total available-for-sale equity securities	$8,260,000	$16,500,000	$-	$24,760,000

Less: Deferred taxes on unrealized holding gains		6,600,000
Unrealized gains recorded in equity, net of deferred tax		$9,900,000

December 31, 2011
Available-for-sale equity securities
Cement industry	$5,985,000	$2,765,000	$-	$8,750,000
General building materials industry	3,819,000	765,000	-	4,584,000
Oil and gas refining and marketing industry	782,000	2,850,000	-	3,632,000
Residential construction industry	302,000	140,000	-	442,000
Total available-for-sale equity securities	$10,888,000	$6,520,000	$-	$17,408,000

Less: Deferred taxes on unrealized holding gains		2,608,000
Unrealized gains recorded in equity, net of deferred tax		$3,912,000

Investment-related cash flow information for December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Proceeds from sale of equity securities	$6,799,194	$8,287,182	$412,532
Realized gain (loss) on equity securities	4,173,141	5,051,406	(79,793)
Realized losses due to other-than-temporary
impairment of equity securities	-	(415,287)	(858,787)

(3)        Property, Plant and Equipment

Property, plant and equipment and their estimated useful lives at December 31, 2012 and 2011 consisted of:
	Lives (Years)	2012	2011
Quarry land		$2,004,549	$2,004,549
Other land		8,659,314	8,611,090
Buildings and improvements	15 – 39	32,438,770	32,308,167
Cement manufacturing equipment	15 – 25	128,656,859	125,998,453
Ancillary equipment	5 – 10	13,371,257	13,279,851
Ready-mix and concrete production
machinery and equipment	5 – 15	36,169,037	35,550,946
Transportation and mobile equipment	3 – 7	44,353,311	43,355,665
Office machinery, equipment,
furniture and fixtures	3 – 10	3,051,858	2,897,792
Construction in process		7,583,428	5,140,496
		$276,288,383	$269,147,009
Less: Accumulated depreciation and depletion		193,109,379	182,427,598
		$83,179,004	$86,719,411

31.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

(4)        Line of Credit and Long-Term Debt

On December 31, 2012, the Company entered into a new credit agreement with its current lender, BOKF, NA dba Bank of Oklahoma (Bank of Oklahoma), which amended and restated its existing credit agreement. The new agreement provides for a secured credit commitment consisting of a $10.0 million advancing term loan maturing December 31, 2015, a $10.0 million term loan maturing December 31, 2017 and a $15.0 million revolving loan maturing December 31, 2015. Interest rates on the Company’s advancing term loan and revolving loan are both variable and based on the rate of interest regularly published by the Wall Street Journal and designated as the U.S. Prime Rate (hereto referred to as the WSJ prime rate) less 1.50% with a 1.50% interest rate minimum or floor. Interest rates on the Company’s term loan are variable and based on the WSJ prime rate less 1.25% with a 1.75% interest rate minimum or floor. The new agreement requires the Company to pledge its investment account, receivable accounts and inventory to Bank of Oklahoma as collateral for the advancing term loan, the term loan and revolving loan. The Company is obligated to maintain at least $12.0 million in its pledged investment account. The carrying value of receivables, inventory and the investment account pledged as collateral was $17.2 million, $32.8 million and $24.7 million, respectively as of December 31, 2012. The agreement also contains financial covenants requiring the Company, as of the end of any fiscal quarter, to maintain a minimum tangible net worth before accumulated other comprehensive income (loss) of $95.0 million and a minimum tangible net worth after accumulated other comprehensive income (loss) of $85.0 million. The Company was in compliance with these requirements at year end. After entering into the new agreement, as of December 31, 2012, the Company owed $10.0 million on its term loan, $0.1 million on its revolving loan and $-0- on its advancing term loan.

The average outstanding balance on the revolving loan during 2012 and 2011 was approximately $5.6 million and $4.3 million, respectively. At December 31, 2012 and 2011, there was approximately $0.1 million and $4.8 million, respectively, borrowed against the revolving loan. Interest on the revolving loan varied with the lender’s national prime rate less 0.50% with a 3.50% interest rate minimum or floor for 2012 and 2011. The annual weighted average interest rate we paid on the revolving loan during 2012 and 2011 was 3.50%. Interest was payable quarterly and the applicable interest rate was 3.50% at December 31, 2011 and prior to the agreement on December 31, 2012. The interest rate after the agreement on December 31, 2012 was 1.75%.

As of December 31, 2012 and 2011, there was approximately $10.0 million and $9.0 million, respectively, borrowed on the term loan. Interest on the Company’s term loan was variable and was based on the lender’s national prime rate less 0.75% with a 3.00% interest rate minimum or floor for 2012 and 2011.  The annual weighted average interest rate we paid on the term loan during 2012 and 2011 was 3.25%. Principal and interest was payable quarterly and the applicable interest rate was 3.25% at December 31, 2011 and prior to the agreement on December 31, 2012. The interest rate after the agreement on December 31, 2012 was 2.00%.

At December 31, 2012 the $10.1 million in Note payable, bank in the table below is comprised of a $10.0 million term loan and $0.1 million revolving loan. The $0.8 million in Other long-term debt is comprised of a $0.3 million note related to the acquisition of Kay Concrete Materials Co. (Kay Concrete) and $0.5 million of noncompete payment obligations. At December 31, 2011 the $1.2 million in Other long-term debt is comprised of a $0.5 million note related to the acquisition of Kay Concrete and $0.7 million of noncompete payment obligations.

32.

	2012	2011
Note payable, bank (a)	$10,110,137	$9,043,690
Other	811,644	1,179,470
	$10,921,781	$10,223,160
Less current maturity of
bank note payable	1,237,816	2,920,023
Total long-term debt	$9,683,965	$7,303,137

(a) Term loan due December 31, 2017; payable $357,143 quarterly including interest. Revolving loan due December 31, 2015.

Aggregate annual maturities of long-term debt as of December 31, 2012 are:

2013	$1,237,816
2014	1,629,047
2015	1,774,413
2016	1,383,447
2017	4,897,058
Thereafter	-
$10,921,781

(5)        Income Taxes

The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:
	2012	2011	2010
Taxes currently payable	$995,000	$238,000	$134,000
Deferred income taxes	235,000	2,000	(434,000)
Provision for (benefit from) income taxes	$1,230,000	$240,000	$(300,000)

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense (benefit) is as follows:
	2012	2011	2010
Computed at statutory rate
(34%; over $10 million-35%)	$1,491,000	$609,000	$(25,000)
Increase (decrease) resulting from:
State income taxes, net of federal
tax benefit (expense)	195,000	(90,000)	(244,000)
Percentage depletion	(794,000)	(271,000)	(552,000)
Valuation allowance	438,000	15,000	-
Domestic production activities deduction	-	(28,000)	(26,000)
Adjustment for Medicare drug subsidy	-	-	685,000
Dividends received deduction	(17,000)	(40,000)	(43,000)
Other	(83,000)	45,000	(95,000)
Provision for (benefit from) income taxes	$1,230,000	$240,000	$(300,000)

The tax effects of significant temporary differences relating to deferred taxes, net of valuation allowances, on the balance sheets were:

33.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

	2012	2011
Current:
Allowance for doubtful accounts	$255,000	$265,000
Accrued vacation	495,000	485,000
Net current deferred tax assets	$750,000	$750,000

Noncurrent:
Depreciation	$(1,345,000)	$(1,659,000)
Postretirement benefits	14,594,000	13,439,000
Pension liability	5,354,000	5,517,000
Unrealized holding gains	(6,600,000)	(2,608,000)
Tax carryforwards	978,000	1,435,000
Alternative minimum tax credit	352,000	470,000
Impairment on investments	719,000	941,000
Other, net	912,458	881,410
Net long-term deferred tax assets*	$14,964,458	$18,416,410

*Net of valuation allowances of $2,052,000 and $1,415,000 for 2012 and 2011, respectively.

Some of the Company’s subsidiaries file separate state income tax returns resulting in net operating loss carryforwards. In addition, some subsidiaries separately filed federal income tax returns in prior years which also resulted in net operating loss carryforwards. The provision (benefit) for income taxes and income tax liabilities recorded in the financial statements include those separate calculations. The deferred taxes resulting from these and other tax carryforwards are included in the above table net of valuation allowances. The valuation allowance has been used to reduce the tax benefit associated with the tax carryforwards. The following table presents the expiration dates of the Company’s carryforwards, net of valuation allowances, for tax purposes as of December 31, 2012:
Expiration	Tax
Date	Carryforwards
2015	$11,000
2016	50,000
2023	137,000
2024	263,000
2025	214,000
2026	131,000
2027	18,000
2028	40,000
2029	114,000
$978,000

The Company uses a recognition threshold of “more likely than not” that a tax position would be sustained upon examination before any part of the benefit of that position is recognized in the Company’s financial statements.

The Company or one of its subsidiaries files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions.  With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2010 or state income tax examinations for years before 2009. The Company believes it is not subject to any significant tax risk. The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits, nor were any significant interest expenses recognized during the years ended December 31, 2012, 2011 and 2010.

34.

(6)        Pension and Other Postretirement Benefits

Postretirement Benefits

Monarch provides certain postretirement health care and life insurance benefits to all retired employees in the Cement Business who, as of their retirement date, meet the eligibility requirements. These benefits are self-insured by Monarch and are paid out of Monarch’s general assets. Monarch expects 2013 cash expenditures for this plan to be approximately $1,630,000 which is equal to the net expected benefit payments for the year.

Monarch uses a December 31 measurement date for the plans. At December 31, 2012 and 2011, the current portion of the accrued benefit cost of approximately $1,630,000 and $1,600,000, respectively, is recorded in compensation and benefits.  Information about the plans’ funded status and postretirement cost follows:

	2012	2011
Change in benefit obligation:
Beginning of year	$34,927,243	$36,557,978
Service cost	693,729	614,264
Interest cost	1,720,183	1,744,912
Actuarial (gain)/loss	1,658,462	(2,869,661)
Benefits paid*	(1,106,625)	(1,120,250)
Benefit obligation at end of year	$37,892,992	$34,927,243

Change in fair value of plan assets:
Beginning of year	$-	$-
Employer contributions*	1,106,625	1,120,250
Benefits paid*	(1,106,625)	(1,120,250)
Fair value of plan asset at end of year	$-	$-

Weighted Average Assumptions used to determine
benefit obligations:
Discount rate	4.50%	5.00%
Trend rate	8% for	9% for
	fiscal 2012	fiscal 2011
	decreasing	decreasing
	1%/yr to 5%	1%/yr to 5%

Funded status = year-end benefit liability	$(37,892,992)	$(34,927,243)

*Amounts are net of retiree prescription drug subsidy received during the fiscal year.

Accrued Postretirement Benefits represents the accumulated difference between actual contributions and actual expenses from past years. It is updated from the prior year as follows:

	2012	2011
A. Accrued postretirement benefits at beginning of year	$(23,429,049)	$(21,560,001)
B. Net periodic postretirement benefit cost	3,133,413	2,989,298
C. Employer contributions	1,167,785	1,186,222
D. Retiree drug subsidy	61,160	65,972
E. Accrued postretirement benefits at end of year	$(25,455,837)	$(23,429,049)
(A) - (B) + (C) - (D)

Following are the components of net periodic benefit cost:

35.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

	2012	2011	2010
Components of net periodic benefit cost:
Service cost	$693,729	$614,264	$545,569
Interest cost	1,720,183	1,744,912	1,868,486
Amortization of prior service cost	(50,752)	(50,752)	(50,752)
Unrecognized net loss	770,253	680,874	771,660
Net periodic benefit cost	$3,133,413	$2,989,298	$3,134,963

Weighted Average Assumptions used to determine net periodic postretirement benefit cost:
Discount rate	5.00%	5.50%	6.00%
Trend rate	8% for	9% for	9% for
	fiscal 2012	fiscal 2011	fiscal 2010
	decreasing	decreasing	decreasing
	1%/yr to 5%	1%/yr to 5%	1%/yr to 5%

Amounts recognized in the balance sheets consist of:
	2012	2011
Current liability	$(1,630,000)	$(1,600,000)
Noncurrent liability	(36,262,992)	(33,327,243)
Net amount recognized	$(37,892,992)	$(34,927,243)

Amounts recognized in accumulated other comprehensive income consist of:
	2012	2011
Net actuarial loss	$12,553,882	$11,665,673
Prior service credit	(116,727)	(167,479)
	$12,437,155	$11,498,194

Other changes in benefit obligations recognized in other comprehensive income:

	2012	2011	2010
Current year actuarial (gain)/loss	$1,658,462	$(2,869,661)	$3,364,218
Amortization of actuarial loss	(770,253)	(680,874)	(771,660)
Amortization of prior service credit	50,752	50,752	50,752
Total recognized in other comprehensive income	$938,961	$(3,499,783)	$2,643,310

Estimated amounts that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost in 2013:

Actuarial loss	$865,723
Prior service credit	(50,752)
Total	$814,971

The amortization schedule for prior service costs is as follows:
				12/31/2012
	Date	Initial Amount		Outstanding	Annual
Description	Established		Initial Period	Balance	Amortization
Lifetime
Maximums	12/31/2009	$(268,983)	5.3 years	$(116,727)	$(50,752)

36.

ASC Topic 715 requires the disclosure of the impact on certain items of a percentage point increase and decrease in the medical trend rates. These amounts are illustrated as follows:
	1% Increase	1% Decrease
Interest cost and service cost for 2012
Amount prior to change	$2,413,912	$2,413,912
Amount after 1 percentage point change	2,855,717	2,061,612
Increase (decrease)	441,805	(352,300)

Accumulated postretirement benefit obligation at December 31, 2012
Amount prior to change	37,892,992	37,892,992
Amount after 1 percentage point change	43,406,649	32,592,525
Increase (decrease)	5,513,657	(5,300,467)

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

The accumulated postretirement benefit obligation as of December 31, 2012 is shown below:

Assuming Medicare Part D Subsidy receipts	$37,892,992
Assuming no Medicare Part D Subsidy receipts	40,234,367

Expected benefit payments and expenses (net of employee contributions), shown separately for the next five fiscal years, and in the aggregate for the subsequent five-year period are presented below:

December 31, 2013	$1,627,819
December 31, 2014	1,783,550
December 31, 2015	1,897,785
December 31, 2016	1,940,507
December 31, 2017	1,994,800
Five fiscal years ending December 31, 2022	10,529,561

Pension Plans

Monarch has noncontributory defined benefit pension plans covering substantially all employees in the Cement Business who meet the eligibility requirements. Monarch’s funding policy is to contribute annually an amount within the minimum/maximum range of tax deductible contributions. Monarch expects to contribute approximately $2,470,000 to the plans in 2013.

Monarch uses a December 31 measurement date for the plans. Information about the Plans’ funded status and pension cost follows:

Change in benefit obligation:	2012	2011
Benefit obligation at beginning of year	$39,759,449	$37,258,642
Service cost	799,030	751,666
Interest cost	1,976,494	2,020,706
Actuarial loss	2,403,021	1,605,833
Benefits paid	(1,917,482)	(1,877,398)
Benefit obligation at end of year	$43,020,512	$39,759,449

37.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

Change in plan assets:	2012	2011
Fair value of plan assets at beginning of year	$26,083,446	$24,535,569
Actual return on plan assets	2,139,059	243,568
Employer contributions	3,473,960	3,181,707
Benefits paid	(1,917,482)	(1,877,398)
Fair value of plan assets at end of year	$29,778,983	$26,083,446

Funded status, end of year:
Fair value of plan assets	$29,778,983	$26,083,446
Benefit obligation	43,020,512	39,759,449
Funded status = pension liability, end of year	$(13,241,529)	$(13,676,003)

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
	2012	2011
Accumulated benefit obligation, end of year	$41,447,396	$38,228,400

Amounts recognized in the balance sheets consist of:
	2012	2011
Current liability	$-	$-
Noncurrent liability	(13,241,529)	(13,676,003)
Net amount recognized	$(13,241,529)	$(13,676,003)

Amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost consist of:
	2012	2011
Net actuarial loss	$16,767,679	$15,657,138
Prior service cost	729,939	838,702
	$17,497,618	$16,495,840
Less: Deferred tax	7,000,000	6,600,000
Additional pension liability, net of deferred tax	$10,497,618	$9,895,840

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2012	2011	2010
Current year actuarial loss	$2,345,135	$3,299,366	$1,732,397
Amortization of actuarial loss	(1,234,594)	(912,989)	(868,654)
Amortization of prior service cost	(108,763)	(109,978)	(109,978)
	$1,001,778	$2,276,399	$753,765
Less: Deferred tax	400,000	910,000	300,000
Minimum pension liability, net of deferred tax	$601,778	$1,366,399	$453,765

Estimated amounts that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2013:
Actuarial loss	$1,380,000
Prior service cost	101,000
Total to be amortized	$1,481,000

38.

The amortization schedule for prior service costs is as follows:
				12/31/2012	2012
	Established	Initial	Initial	Outstanding	Amortization
Description	Dec. 31 of:	Amount	Period	Balance	Amount
Unrecognized Prior Service Cost	1996	$162,785	15.881 Years	$-	$9,035
	1999	37,715	16.530 Years	8,049	2,282
	2001	409,804	15.745 Years	123,496	26,028
	2003	22,267	13.230 Years	7,120	1,683
	2007	876,119	13.410 Years	549,454	65,333
	2009	55,026	12.500 Years	41,820	4,402
				$729,939	$108,763

Cumulative employer contributions in excess of net periodic pension cost are as follows:

	2012	2011
A. Cumulative balance at beginning of year	$2,819,837	$1,496,368
B. Net periodic pension cost	2,037,708	1,858,238
C. Contributions	3,473,960	3,181,707
D. Cumulative balance at end of year	$4,256,089	$2,819,837
(A) - (B) + (C)

The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Benefit obligation:
Discount rate	4.50%	5.00%	5.50%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase (Staff plan only)	3.50%	3.50%	4.00%

Pension cost:
Discount rate	5.00%	5.50%	6.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase (Staff plan only)	3.50%	4.00%	4.50%

The following table presents the components of net periodic pension cost as of December 31, 2012, 2011 and 2010:
	2012	2011	2010
Service cost	$799,030	$751,666	$668,980
Interest cost	1,976,494	2,020,706	2,063,316
Expected return on plan assets	(2,081,173)	(1,937,101)	(1,725,336)
Amortization of prior service cost	108,763	109,978	109,978
Recognized net actuarial loss	1,234,594	912,989	868,654
Net periodic pension expense	$2,037,708	$1,858,238	$1,985,592

The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets as well as current facts and circumstances.

Plan assets are held by a trustee bank. A fund manager has been retained to make investment decisions within guidelines specified by Monarch. The guidelines permit investment in both equities and fixed income securities including common stocks, corporate bonds and debentures and U.S. Government securities. An investment committee appointed by the Board also invests a portion of the funds in equity securities. Asset allocation is primarily based on a strategy to provide stable earnings through investing in

39.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

interest-generating or fixed income investments while still permitting the plan to recognize potentially higher returns through investment in equity securities. Focusing on balancing the risks and rewards of each broad asset class, the percentage of allocation between fixed income and equity investments for 2012 and 2011 are as follows:

Equities	60%
Fixed Income	40%

The pension investment guidelines strive for diversification of equity securities among the various market sectors and do not permit participation in higher risk investment strategies involving hedging activities and the use of derivative instruments.

The Plan allows a 5% fluctuation before assets are rebalanced.  During periods of extreme market volatility, the fluctuation may exceed 5% before rebalancing is complete.  At December 31, 2012 and 2011, plan assets by category were as follows:

	2012	2011
Equities	60%	59%
Debt Securities	28%	33%
Other	12%	8%

Following is a description of the valuation methodologies used for pension plan assets measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of pension plan assets pursuant to the valuation hierarchy.

Fair value prices for all securities in the pension plan portfolio are provided by our trustee bank which utilizes an internationally recognized independent pricing service. Where quoted market prices are available in an active market, plan assets are classified within Level 1 of the valuation hierarchy. Level 1 plan assets include equity securities which were priced at the market close. Level 2 assets have observable inputs other than Level 1 prices. We maintain documentation as to the methodology and summary of inputs used by the pricing service for the various types of securities, and note that the servicer maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. We do not have access to all of the individual specific assumptions and inputs used for each security. Based on our review of the methodology and summary of inputs used, we have concluded these assets are properly classified as Level 2 assets. The market inputs (Standard Inputs) that the pricing service may use for evaluations of securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. For certain security types, additional inputs may be used, or some of the Standard Inputs may not be applicable. Not all inputs listed are available for use in the evaluation process for each security evaluation on any given day. The pricing service also monitors market indicators, industry and economic events, which might trigger them to acquire further corroborating market data. The pricing service will discontinue evaluating a security if they do not have sufficient objectively verifiable information to continue to support a security’s valuation. We do not hold any securities in which the evaluation was discontinued. Level 2 plan assets include fixed income securities such as corporate bonds, U.S. Government obligations and government issues. Plan assets are classified within Level 3 of the hierarchy when relevant observable inputs for a security are not available. The Plan was not invested in any Level 3 securities at December 31, 2012 or 2011.

We have established control procedures in which we independently assess the pricing obtained from the trustee bank which utilizes the pricing service. These internal processes include obtaining and reviewing available reports on controls at the trustee bank and pricing service, evaluating the prices for reasonableness

40.

given market changes, investigating anomalies and confirming determinations through discussions with the trustee bank.

The fair value of Monarch’s pension plan assets by asset category at December 31, 2012 and 2011 are as follows:
		Fair Value Measurements Using:
		Quoted Prices
		in Active	Significant	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
2012	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$3,614,499	$3,614,499	$-	$-
Equity securities:
Materials	1,886,542	1,886,542	-	-
Industrials	1,872,477	1,872,477	-	-
Telecommunication	610,250	610,250	-	-
Consumer discretion	2,111,021	2,111,021	-	-
Consumer staples	1,331,728	1,331,728	-	-
Energy	2,107,767	2,107,767	-	-
Financials	3,908,829	3,908,829	-	-
Healthcare	1,417,891	1,417,891	-	-
Information technology	1,078,180	1,078,180	-	-
Utilities	1,178,734	1,178,734	-	-
Miscellaneous	227,115	227,115	-	-
Fixed income securities:
Corporate bonds	2,855,861	-	2,855,861	-
Foreign obligations	542,869	-	542,869	-
U.S. Government obligations	5,035,220	-	5,035,220	-
Total	$29,778,983	$21,345,033	$8,433,950	$-

2011
Cash and cash equivalents	$2,178,779	$2,178,779	$-	$-
Equity securities:
Materials	968,780	968,780	-	-
Industrials	1,337,053	1,337,053	-	-
Telecommunication	1,047,271	1,047,271	-	-
Consumer discretion	1,586,710	1,586,710	-	-
Consumer staples	1,243,017	1,243,017	-	-
Energy	2,193,419	2,193,419	-	-
Financials	2,531,761	2,531,761	-	-
Healthcare	2,291,527	2,291,527	-	-
Information technology	1,012,703	1,012,703	-	-
Utilities	1,230,939	1,230,939	-	-
Fixed income securities:
Corporate bonds	2,018,801	-	2,018,801	-
Foreign obligations	349,143	-	349,143	-
U.S. government obligations	6,093,543	-	6,093,543	-
Total	$26,083,446	$17,621,959	$8,461,487	$-

The Plans’ expected benefit payments as of December 31, 2012, shown separately for the next five fiscal years and in the aggregate for the subsequent five-year period, are presented below:

41.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010
2013	$2,320,384
2014	2,361,828
2015	2,467,854
2016	2,650,762
2017	2,649,221
Five fiscal years ending December 31, 2022	14,202,296

The Company has defined contribution plans covering substantially all permanent employees of the Ready-Mixed Concrete Business. These plans allow the Company, at its discretion, to match the employee’s contributions.  For the 2012, 2011 and 2010 plan years, the Company matched 25% of the first 6% of the employee’s compensation up to a maximum match of $2,500. The Company contributed $69,083, $64,533 and $61,361 to these plans for the years 2012, 2011 and 2010, respectively.  The Company expects to contribute approximately $70,000 to these plans in 2013.

The Company contributes to multiemployer defined benefit pension plans under the terms of collective bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

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

The Company’s participation in these plans for the annual period ended December 31, 2012, is outlined in the table below. The Company considers only one plan it contributes to under collective bargaining agreements to be significant. The “EIN/Pension Plan Number” column provides the plan’s Employer Identification Number (EIN) and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2012 and 2011 is for the plan’s year-end at December 31, 2011 and 2010, respectively. The zone status is based on information that the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded and plans in the green zone are at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (FIP) or rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration dates of the collective bargaining agreements to which the plan is subject. There have been no significant changes that affect the comparability of 2012, 2011 and 2010 contributions.

42.

Pension	EIN/Pension	Pension Protection Act Zone Status		FIP/RP Status Pending/	Contributions by Company			Sur- charge	Expiration Date of Collective Bargaining
Fund	Plan Number	2012	2011	Implemented	2012	2011	2010	Imposed	Agreement
Central States, Southeast & Southwest Areas Pension Plan	36-6044243/001	Red	Red	Yes	$261,694	$222,748	$241,585	Yes	3/31/2015 & 4/30/2014 (a)

Other funds					37,382	30,656	34,018
			Total contributions:		$299,076	$253,404	$275,603

(a)         The Company is party to two collective bargaining agreements that require contributions to Central States, Southeast & Southwest Areas Pension Plan. In 2012, 35% of the Company’s contributions were required by a collective bargaining agreement that expires 3/31/2015 and 65% were required by an agreement that expires 4/30/2014.

The Company was not listed in any of its multiemployer plans’ Forms 5500 as providing more than 5% of the total contributions. Forms 5500 were not available for the plan years ending in 2012.

(7)        Significant Estimates and Certain Concentrations

Twenty eight percent (28%) of the Company’s employees are covered by various collective bargaining agreements. Approximately 57% of those union employees (16% of our total employees) are covered by a contract that expires in 2013. The Company believes it has a good working relationship with its employees and has been successful in negotiating multi-year union contracts without work stoppages.

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

The current protracted economic decline continues to present companies with challenges, which in some cases have resulted in large declines in the fair value of investments and other assets, declines in the volume of business, constraints on liquidity and difficulty obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. The current instability in the financial markets may make it difficult for certain of our customers to obtain financing, which may significantly impact the volume of future sales and adversely impact the Company’s future operating results.

Our Ready-Mixed Concrete Business includes precast concrete construction which involves short-term and long-term contracts. Revenues for these contracts are recognized on the percentage-of-completion method based on the ratio of contract costs incurred to date to total estimated costs. Full provision is made for any anticipated losses. However, because of the inherent uncertainties in estimating costs and revenues, it is at least reasonably possible that the estimates used could change in the near term.

In addition, given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values (including defined benefit pension plan investments), allowances for accounts, net

43.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

realizable value of inventory and realization of deferred tax assets that could negatively impact the Company’s ability to meet debt covenants or maintain sufficient liquidity.

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

At the annual meeting to be held on April 10, 2013, shareholders will be voting on a proposed amendment to our Articles of Incorporation to provide for the Company’s perpetual term of existence.  If the proposal is not approved, our corporate existence will cease by operation of law on July 28, 2013 and our Company would be dissolved and liquidated. If the proposal is approved, the Company’s existence would be extended in perpetuity beyond July 28, 2013 and the rights of our Company shareholders after that date would be unchanged from what they are immediately prior to that date. The Company believes it is extremely likely that shareholders will approve the proposed amendment.

(8)        Stockholders' Equity

Capital Stock and Class B Capital Stock have the same rights except as follows: Class B Capital Stock has voting rights of ten votes per share and restricted transferability; Class B Capital Stock is convertible at all times into Capital Stock on a share-for-share basis; and Capital Stock has one vote per share and is freely transferable.

(9)        Lines of Business

The Company groups its operations into two lines of business - Cement Business and Ready-Mixed Concrete Business.  The Company’s business lines are separate business units that offer different products. The accounting policies for each line are the same as those described in the summary of significant accounting policies. Corporate assets include cash and cash equivalents, deferred income taxes, investments and other assets for 2012, 2011 and 2010.  Corporate assets also include refundable federal and state income taxes for 2012 and 2011.

Following is information for each line for the years ended December 31, 2012, 2011 and 2010:

44.

		Ready-Mixed	Adjustments
	Cement	Concrete	and
	Business	Business	Eliminations	Consolidated
For the Year Ended December 31, 2012
Sales to unaffiliated customers	$53,616,941	$98,157,043	$-	$151,773,984
Intersegment sales	20,027,870	4,563	(20,032,433)	-
Total net sales	$73,644,811	$98,161,606	$(20,032,433)	$151,773,984
Income (loss) from operations	$10,243,708	$(9,941,357)		$302,351
Other income, net				4,083,366
Income before income taxes				$4,385,717

Identifiable assets at December 31, 2012	$88,491,938	$45,335,459		$133,827,397
Corporate assets				47,460,748
Total assets at December 31, 2012				$181,288,145
For the Year Ended December 31, 2011
Sales to unaffiliated customers	$46,801,814	$75,263,070	$-	$122,064,884
Intersegment sales	15,342,831	42,383	(15,385,214)	-
Total net sales	$62,144,645	$75,305,453	$(15,385,214)	$122,064,884
Income (loss) from operations	$1,502,909	$(4,478,723)		$(2,975,814)
Other income, net				4,768,122
Income before income taxes				$1,792,308

Identifiable assets at December 31, 2011	$84,843,017	$46,340,254		$131,183,271
Corporate assets				42,471,539
Total assets at December 31, 2011				$173,654,810
For the Year Ended December 31, 2010
Sales to unaffiliated customers	$49,436,170	$71,748,664	$-	$121,184,834
Intersegment sales	14,846,799	14,667	(14,861,466)	-
Total net sales	$64,282,969	$71,763,331	$(14,861,466)	$121,184,834
Income (loss) from operations	$6,147,514	$(6,005,382)		$142,132
Other expense, net				(218,210)
Loss before income taxes				$(76,078)

Identifiable assets at December 31, 2010	$89,992,392	$37,106,313		$127,098,705
Corporate assets				47,000,123
Total assets at December 31, 2010				$174,098,828

Total sales by line of business before adjustments and eliminations include both sales to unaffiliated customers (as reported in the Company’s consolidated statements of income, comprehensive income and stockholders’ equity) and intersegment sales.  Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

Income from operations is total net sales less operating expenses.  In computing income from operations, none of the following items have been added or deducted:  general corporate income and expenses; interest expense; and income taxes.  Depreciation and depletion for the Cement Business and Ready-Mixed Concrete Business, respectively, was approximately:  $7,160,000 and $4,560,000 in 2012; $7,150,000 and $4,250,000 in 2011; and $7,400,000 and $3,900,000 in 2010. Capital expenditures for the Cement Business and Ready-Mixed Concrete Business, respectively, were:  $6,005,443 and $2,203,112 in 2012; $4,162,430 and $3,820,728 in 2011; and $2,549,023 and $2,920,830 in 2010. Identifiable assets by line of business are those assets that are used in the Company’s operations in each industry.

45.

The Monarch Cement Company and Subsidiaries Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

During 2012, 2011 and 2010, there were no sales to any one customer in excess of 10% of consolidated net sales.

(10)      Quarterly Financial Information (Unaudited)

	First	Second	Third	Fourth
2012	Quarter	Quarter	Quarter	Quarter
Net sales	$27,998,094	$41,165,502	$42,261,929	$40,348,459
Gross profit from operations	509,968	8,464,391	3,621,328	4,035,931
Income (loss) from operations	(3,524,458)	4,567,050	(472,598)	(267,643)
Net income (loss)	(2,239,335)	3,336,857	2,260,374	(202,179)
Basic earnings (loss) per share	$(0.56)	$0.83	$0.56	$(0.04)

2011
Net sales	$17,410,715	$31,384,137	$38,565,133	$34,704,899
Gross profit (loss) from operations	(3,653,415)	4,155,964	5,859,620	6,740,135
Income (loss) from operations	(7,484,719)	132,568	1,994,572	2,381,765
Net income (loss)	(4,065,777)	2,675,264	1,068,656	1,874,165
Basic earnings (loss) per share	$(1.01)	$0.66	$0.26	$0.47
Loss on impairment of equity investments	$-	$-	$(415,287)	$-

The loss from operations during the fourth quarter of 2012 is primarily the result of the construction activities in the Ready-Mix Concrete Business. In 2012 we significantly increased the number of construction contracts we were awarded and found it necessary to increase our workforce in addition to contracting out work we intended to perform in house in an attempt to meet construction deadlines. These factors resulted in cost overruns and losses on these contracts which have been fully recognized based on our current estimated costs to complete. As a result of the change in estimate in construction contracts, a loss of $4.9 million was recorded during the fourth quarter of 2012. The losses were primarily related to three contracts, one which was virtually completed and two which were approximately three-fourths completed by December 31, 2012.

(11)      Other Comprehensive Income

Accumulated other comprehensive income (loss) included in the balance sheet at December 31 is as follows:
	2011	Change	2012
Unrealized appreciation on available-
for-sale securities	$3,912,000	$5,988,000	$9,900,000
Pension liability adjustment	(9,895,840)	(601,778)	(10,497,618)
Postretirement liability adjustment	(6,213,194)	(563,961)	(6,777,155)
	$(12,197,034)	$4,822,261	$(7,374,773)

	2010	Change	2011
Unrealized appreciation on available-
for-sale securities	$6,168,000	$(2,256,000)	$3,912,000
Pension liability adjustment	(8,529,441)	(1,366,399)	(9,895,840)
Postretirement liability adjustment	(8,312,977)	2,099,783	(6,213,194)
	$(10,674,418)	$(1,522,616)	$(12,197,034)

46.

(12)     Future Change in Accounting Principles

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. This guidance will become effective for the Company beginning January 1, 2013 and is not anticipated to have a material impact on our disclosures or our consolidated financial statements.

47.

CORPORATE INFORMATION

CORPORATE OFFICE	DIRECTORS
449 1200 Street	Jack R. Callahan
P.O. Box 1000	Retired President, The Monarch Cement Company
Humboldt, KS 66748	Ronald E. Callaway
Phone: (620) 473-2222	Retired feed yard manager
Fax: (620) 473-2447	David L. Deffner
Director of Music, Davis Community Church
AUDITORS	Robert M. Kissick
BKD, LLP	Chairman, Hydraulic Power Systems, Inc.
Kansas City, Missouri	Gayle C. McMillen
Adjunct Professor, Kansas Wesleyan University
ANNUAL MEETING	Byron J. Radcliff
The annual meeting of the stockholders of	Rancher
The Monarch Cement Company is held the	Byron K. Radcliff
second Wednesday in April of each year at the	Owner/Manager, Radcliff Ranch
Company’s corporate offices.	Steve W. Sloan
President and CEO, Midwest Minerals, Inc.
TRANSFER AGENT AND REGISTRAR	Michael R. Wachter
The Monarch Cement Company	Vice President, Civil Engineer and Director of
P.O. Box 1000	Operations, Concrete Technology Corp.
Humboldt, KS 66748-0900	Walter H. Wulf, Jr.
shareholder.relations@monarchcement.com	President and Chairman of the Board
Walter H. Wulf, III
District Sales Manager, General Motors Corporation
STOCK TRADING INFORMATION
Trading Symbol: MCEM	OFFICERS
Over-the-Counter Market	Walter H. Wulf, Jr.
President and Chairman of the Board
INVESTOR RELATIONS
Inquiries may be directed to Debra P. Roe,	*Byron K. Radcliff
Chief Financial Officer and Assistant Secretary-	Vice Chairman of the Board, Secretary and Treasurer
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