Form 10-K, Exhibit 13
period 2013-12-31
MONARCH CEMENT CO
filed 2014-03-14
CIK 67517

March 14, 2014

ANNUAL REPORT TO STOCKHOLDERS

Even as the market for our products continues its slow improvement, we relentlessly continue to look for ways to improve our operating results. In recent years we repeatedly experienced losses in our Ready-Mixed Concrete Business, primarily due to losses on construction contracts, with the largest losses occurring in 2012 as we transitioned from having too few contracts to having multiple bids accepted at the same time. In early 2013, we continued to evaluate our construction contract activities and determined that the size of our precast operation was not conducive to consistently returning a profit and elected to complete the projects currently under contract, but to not accept any new contracts. During the second half of 2013, we sold the ready-mixed concrete portion of this business, auctioned off most of the precast equipment and entered into a lease/purchase agreement for the remaining land, buildings and equipment related to the precast operations. Due to losses at our ready-mixed concrete facilities in Northwest Arkansas, we also closed that operation at the end of 2013 and entered into a lease agreement for those facilities. The successor operators of both ready-mixed concrete facilities are now part of our loyal customer base. The results of operations for 2013 and prior years for these facilities are reported separately as discontinued operations in the income statement and the $3.5 million of equipment currently under lease has been moved from Property, Plant and Equipment to Other Assets.

Other income for 2013 includes a gain on the sale of equity investment of $3.9 million compared to a $4.2 million gain in 2012 and dividend income of $1.7 million in 2013 compared to $0.1 million in 2012. The increase in dividend income is primarily due to a substantial increase in dividends received from an investment in the oil and gas refining and marketing industry. Consolidated net income for 2013 totaled $5.4 million compared to $3.1 million for 2012, contributing to the increase in stockholders' equity per share from $25.64 to $28.85 per share at December 31, 2012 and 2013, respectively.

During 2013, we negotiated a new union contract at our Humboldt, Kansas cement manufacturing facility which was ratified by 97% of our production employees. Included in this contract was a change in post-retirement health insurance benefits from a defined benefit structure to a defined contribution structure. This change, which also contributed to the increase in stockholders' equity, applies to both past and future retirees and results in a sizeable reduction in our postretirement liabilities helping us to remain competitive in our industry.
We welcome each of you to attend the 105th annual stockholders' meeting to be held on April 9, 2014. With the continued support of our steadfast stockholders and the blessings and support of our Heavenly Father, we will strive to meet the challenges of the coming year. Thank you for your support and God Bless.

WALTER H. WULF, Jr.
President and Chairman of the Board

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES

SELECTED FINANCIAL DATA

FOR THE FIVE YEARS ENDED DECEMBER 31, 2013
(Dollar amounts in thousands except per share data)

	2013	2012	2011	2010	2009
Net sales	$127,442	$128,842	$110,097	$108,824	$108,046
Net income from continuing operations	8,122	10,430	3,540	3,266	4,617
Net income (loss) from discontinued operations	(2,679)	(7,300)	(1,950)	(3,087)	211
Net income	5,443	3,130	1,590	179	4,828
Basic earnings (loss) per share:
From continuing operations	2.03	2.60	0.87	0.81	1.15
From discontinued operations	(0.67)	(1.82)	(0.48)	(0.77)	0.05
Net earnings per share	1.36	0.78	0.39	0.04	1.20
Total assets	174,106	181,832	174,224	174,630	177,574
Long-term debt obligations	12,061	9,684	7,303	9,154	12,097
Cash dividends declared per share	0.92	0.92	0.92	0.92	0.92
Stockholders' equity per share	28.85	25.64	24.58	25.46	25.79

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

Subsidiaries of Monarch (which together with Monarch are referred to herein as the "Company") are engaged in the ready-mixed concrete, concrete products and sundry building materials business. Ready-mixed concrete is manufactured by combining aggregates with portland cement, water and chemical admixtures in batch plants. It is then loaded into mixer trucks and mixed in transit to the construction site where it is delivered to the contractor. Concrete products primarily include pre-formed components produced by the Company that are ready for use in the construction of commercial buildings, institutional facilities and parking garages.

As used herein, "Cement Business" refers to our manufacture and sale of cement and "Ready-Mixed Concrete Business" refers to our ready-mixed concrete, concrete products and sundry building materials business.

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

The following table sets forth for the Company's last three fiscal years the percentage of total sales by the (1) Cement Business and (2) Ready-Mixed Concrete Business:

	Total Sales
	December 31,
	2013	2012	2011
Cement Business	43.8%	41.6%	42.5%
Ready-Mixed Concrete Business	56.2%	58.4%	57.5%
	100.0%	100.0%	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report, our Form 10-K report and our other reports filed with the Securities and Exchange Commission (SEC) constitute "forward-looking information". Except for historical information, the statements made in this report are forward-looking statements that involve risks and uncertainties. You can identify these statements by forward-looking words such as "should", "expect", "anticipate", "believe", "intend", "may", "hope", "forecast" or similar words.  In particular, statements with respect to variations in future demand for our products in our market area or the future activity of federal and state highway programs and other major construction projects; the timing, scope, cost, benefits of and source of funding for our proposed and recently completed capital improvements; our forecasted cement sales; the timing and source of funds for the repayment of our revolving loan; our ability to pay dividends at the current level; the collectability of retainage; our anticipated expenditures for benefit plans; our anticipated increase in solid fuels and electricity required to operate our facilities and equipment; and the impact of climate change on our business are all forward-looking statements. You should be aware that forward-looking statements involve known and unknown risks, uncertainties and other factors that may affect the actual results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others:

•general economic and business conditions;
•competition;
•raw material and other operating costs;
•costs of capital equipment;
•changes in business strategy or expansion plans;
•demand for our Company's products;

2.

•cyclical and seasonal nature of our business;
•the effect of weather on our business;
•the effect of environmental and other governmental regulations;
•the availability of credit at reasonable prices; and
•the effect of federal and state funding on demand for our products.

We have described under the caption "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013 and in other reports that we file with the SEC from time to time, additional factors that could cause actual results to be materially different from those described in the forward-looking statements. Other factors that we have not identified in this report could also have this effect. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date they were made.

RESULTS OF OPERATIONS

	Cement Business	Ready-Mixed Concrete Business	Consolidated
For the Year Ended December 31, 2013
Sales to unaffiliated customers	$55,793,229	$71,648,370	$127,441,599
Income (loss) from operations	5,716,116	(199,791)	5,516,325

For the Year Ended December 31, 2012
Sales to unaffiliated customers	$53,616,941	$75,224,881	$128,841,822
Income (loss) from operations	10,243,708	(118,012)	10,125,696

For the Year Ended December 31, 2011
Sales to unaffiliated customers	$46,801,814	$63,295,573	$110,097,387
Income (loss) from operations	1,502,909	(1,338,362)	164,547

See Note 12, "Lines of Business", of Notes to Consolidated Financial Statements for further discussion of each of the Company's reportable operating lines of business.

General--The Company is engaged in the manufacture and sale of portland cement, marketed under registered trademarks using the name "MONARCH", as well as selling ready-mixed concrete, concrete products and sundry building materials business within the Humboldt cement plant's primary market. Due to the cost of hauling our products and the perishable nature of ready-mixed concrete we are dependent on the availability of local market opportunities. All of the Company's operations and sales are in one geographic area consisting primarily of the State of Kansas, the State of Iowa, southeast Nebraska, western Missouri, northwest Arkansas and northern Oklahoma. The Company is heavily dependent upon the residential, commercial and governmental construction industry and is directly affected by the level of activity in that industry. The Company is not a significant factor in the nationwide portland cement or ready-mixed concrete business but does constitute a significant market factor for cement in its market area.

During 2013, the Company made the decision to discontinue operations of two of its subsidiaries, Beaver Lake Concrete, Inc. (BLC) and Tulsa Dynaspan, Inc. (TDI) located in northwest Arkansas and northern Oklahoma, respectively, due to consecutive year operating losses. Both subsidiaries were in the Ready-Mixed Concrete Business segment. Prior period financial statements reflect the operations of both subsidiaries as discontinued operations and as such their information was excluded from segment results discussed below in "Results of Operations". See Note 2, "Discontinued Operations", of Notes to Consolidated Financial Statements for further discussion of the discontinued operations.

Historically, the Company has made substantial investments in our cement production facilities to increase cement production capacity to meet customer needs and to improve our production processes. We have postponed any further enhancements of our production processes other than those required to meet emission limitations included in the latest regulations issued by the Environmental Protection Agency (EPA). See "Capital Resources" and

3.

"Environmental Regulations" below for further discussion of the Company's planned expenditures to meet compliance with EPA regulations. The Company also plans to invest in other miscellaneous equipment and facility improvements in the Ready-Mixed Concrete Business in 2014.

Construction activity overall has continued to show a modest improvement in our market areas. Northwest Arkansas and Kansas City have exhibited larger improvements while most Missouri locations are still sluggish. The Portland Cement Association's (PCA) forecast notes the main construction sectors - residential, nonresidential and public - could each record gains in 2014. They predict the growth will be broad based with half of it anticipated to come from residential construction activity due to the large amount of pent-up demand. They forecast the commercial and institutional sector will contribute another 25%. When each sector contributes to growth, robust gains in cement consumption rates typically materialize. PCA predicts real construction spending to grow 8% in 2014. No assurances can be given that predictions of the PCA's forecast, or any such predicted growth in construction spending, will actually be realized.

The Company elected to reduce cement production in the first quarter of the last several years to undertake plant repairs and maintenance, largely using our own production personnel. During the remainder of the year, the Company evaluates inventory levels and sales forecasts to determine if reductions in cement production are warranted and can be scheduled around maintenance needs. In addition to costs that vary with the volume of production, our cost of sales includes certain fixed costs that do not vary with the volume of production. We have extremely limited ability to reduce these fixed costs in the short term. As a result, lower production levels which result from extended shutdowns generally have a negative impact on our gross profit margins. The Company shut down its cement production facilities during the first quarter of 2013 and 2012. In 2012, the three weeks of equipment repairs were preceded by a layoff of the majority of the cement production employees for three weeks due to the continued weakness in the construction industry.

2013 Compared to 2012--Consolidated net sales for the year ended December 31, 2013 were approximately $127.4 million, a decrease of $1.4 million as compared to the year ended December 31, 2012. Sales in our Cement Business were higher by $2.2 million while sales in our Ready-Mixed Concrete Business decreased $3.6 million. Cement Business sales increased $0.8 million due to a 1.5% increase in volume sold and $1.4 million due to price increases. Ready-mixed concrete sales decreased $3.8 million due to a 6.8% decrease in cubic yards sold partially offset by $1.7 million in price increases. Sales of brick, block and other sundry items declined $1.5 million.

Consolidated cost of sales for 2013 were $2.5 million higher than cost of sales for 2012. Cost of sales in our Cement Business increased $6.1 million, while cost of sales in our Ready-Mixed Concrete Business decreased $3.6 million. Cement Business cost of sales increased $0.5 million due to the 1.5% increase in volume sold in addition to a $5.6 million increase primarily due to higher production costs resulting from the inefficiencies of lower production levels. Costs related to repair and maintenance of the cement production facilities contributed to the increase in cost of sales. During the first quarter of 2012, the cement production facilities were shut down for three weeks without any major repair or maintenance costs or production labor since the majority of those production employees were laid off. Ready-Mixed Concrete Business cost of sales decreased $3.5 million due to the 6.8% decrease in cubic yards of ready-mixed concrete sold partially offset by $1.7 million due to increases in production and delivery costs. Cost of sales for brick, block and other sundry items decreased $1.8 million.

As a result of the above sales and cost of sales factors, our overall gross profit rate for the year ended December 31, 2013 was 16.2% compared to 19.1% for the year ended December 31, 2012.  The gross profit rate for Ready-Mixed Concrete Business remained substantially unchanged from 9.3% for 2012 to 9.9% for 2013. The Cement Business gross profit rate declined from 32.7% for 2012 to 24.4% for 2013 which reflects the higher production costs (discussed above) in 2013.

Selling, general and administrative expenses increased by $0.7 million or 5.0% for the year ended December 31, 2013 as compared to the year ended December 31, 2012 primarily due to increases in administrative payroll, legal and professional services, and expenses related to IT maintenance, supplies and services. These costs are normally considered fixed costs that do not vary significantly with changes in sales volume.

4.

Dividend income was $1.6 million higher for 2013 than 2012 primarily due to our investment in the oil and gas refining and marketing industry.

Other, net contains miscellaneous nonoperating income (expense) items excluding interest income, interest expense, gains (losses) on sale of equity investments, realized loss on impairment of equity investments and dividend income. There were no significant items in Other, net for 2013. Significant items in Other, net for 2012 include farm income of approximately $149,000.

The Company recognized $3.9 million and $4.2 million in gains for 2013 and 2012, respectively, from the sale of available-for-sale equity securities.

The effective tax rates for 2013 and 2012 were 21.9% and 28.1%, respectively. The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion. During 2013 and 2012, percentage depletion decreased the effective tax rate by 7.3% and 18.1%, respectively. In 2012, the effective tax rate increased 10.0% as a result of the effects of the valuation allowance.

2012 Compared to 2011--Consolidated net sales for the year ended December 31, 2012 were approximately $128.8 million, an increase of $18.7 million as compared to the year ended December 31, 2011. Sales in our Cement Business were higher by $6.8 million while sales in our Ready-Mixed Concrete Business increased $11.9 million. Cement Business sales increased $6.8 million due to a 14.5% increase in volume sold. Ready-mixed concrete sales increased $10.8 million due to a 24.5% increase in cubic yards sold and $1.1 million due to price increases.

Consolidated cost of sales for 2012 were $8.7 million higher than cost of sales for 2011. Cost of sales in our Cement Business decreased $1.7 million, while cost of sales in our Ready-Mixed Concrete Business increased $10.4 million. Cement Business cost of sales increased $5.5 million due to the 14.5% increase in volume sold.  This was more than offset by a $7.2 million decrease primarily due to lower production costs resulting from the efficiencies of higher production levels. Ready-Mixed Concrete Business cost of sales increased $9.9 million due to the 24.5% increase in cubic yards of ready-mixed concrete sold and $0.5 million due to increases in direct material costs.

As a result of the above sales and cost of sales factors, our overall gross profit rate for the year ended December 31, 2012 was 19.1% compared to 13.2% for the year ended December 31, 2011.  The gross profit rate for Ready-Mixed Concrete Business slightly improved from 8.6% for 2011 to 9.3% for 2012. The Cement Business gross profit rate improved from 19.4% for 2011 to 32.7% for 2012 which reflects the improvement in overall sales volume combined with efficiencies of higher production levels in 2012.

Selling, general and administrative expenses increased by $0.1 million or 0.7% for the year ended December 31, 2012 as compared to the year ended December 31, 2011.  These costs are normally considered fixed costs that do not vary significantly with changes in sales volume.

Other, net contains miscellaneous nonoperating income (expense) items excluding interest income, interest expense, gains (losses) on sale of equity investments, realized loss on impairment of equity investments and dividend income. Significant items in Other, net for 2012 include farm income of approximately $149,000. There were no significant items in Other, net for 2011.

During 2011, there was a $0.4 million impairment loss recorded on equity investments due to impairments that were other-than-temporary while no impairment losses were recorded in 2012. See Note 4, "Investments", of Notes to Consolidated Financial Statements for further discussion. The Company also recognized $4.2 million and $5.1 million in gains for 2012 and 2011, respectively, from the sale of available-for-sale equity securities.

The effective tax rates for 2012 and 2011 were 28.1% and 13.4%, respectively. The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion. During 2012 and 2011, percentage depletion decreased the effective tax rate by 18.1% and 15.1%, respectively. In 2012, the effective tax rate increased 10.0% as a result of the effects of the valuation allowance.

5.

LIQUIDITY

The Company considers all liquid investments with original maturities of three months or less which we do not intend to roll over beyond three months to be cash equivalents. At December 31, 2013 and 2012, cash equivalents consisted primarily of money market investments and repurchase agreements with various banks. At December 31, 2013, the Company had $2.2 million in sweep arrangement accounts that were not covered by Federal Deposit Insurance Corporation's (FDIC) general deposit insurance in addition to $2.6 million in general deposits that exceeded FDIC limits. See Note 1(e), "Cash Equivalents", of Notes to Consolidated Financial Statements for further discussion.

We are able to meet our cash needs primarily from a combination of cash from operations, sale of equity investments and bank loans.

Net cash provided by operating activities totaled $12.4 million for 2013, a $2.1 million increase from 2012.  The positive cash flow from operating activities generated during 2013 was primarily driven by the $5.4 million net income and favorable changes in receivables, inventories and refundable income taxes partially offset by unfavorable changes in accounts payable and accrued liabilities. Net income for 2013 includes realized gains of $3.9 million on the sale of available-for-sale equity securities and gains of $3.6 million from the disposal of property, plant and equipment primarily related to TDI's discontinued operations and is not indicative of the operating margins for the period. The favorable change in receivables, primarily related to the construction contract division of TDI that was closed in 2013, provided $5.1 million. Cash was provided by the favorable change in inventories primarily due to the $1.0 million decrease in finished cement inventory primarily resulting from sales exceeding production levels. The $1.2 million favorable change in postretirement benefits and pension expense was primarily due to the $1.9 million change related to postretirement benefits. Accounts payable and accrued liabilities declined approximately $5.8 million in 2013 from 2012 levels primarily due to a $4.9 million decline in accounts payable related to the construction contract division of TDI and National Emission Standard for Hazardous Air Pollutants (NESHAP) projects.

Net cash provided by operating activities totaled $10.3 million for 2012, a $3.4 million increase from 2011. The positive cash flow from operating activities generated during 2012 was primarily driven by the $3.1 million net income and favorable changes in accounts payable and accrued liabilities partially offset by unfavorable changes in receivables, inventories and refundable income taxes. Net income for 2012 includes realized gains of $4.2 million from the disposal of available-for-sale equity securities and is not indicative of the operating margins for the period. The unfavorable change in inventories is a result of increases in finished cement, work in process inventories and operating and maintenance supplies of $1.4 million, $1.7 million and $1.4 million, respectively.  The increases in finished cement and work in process inventories are the result of production increases in excess of higher sales volumes. These production increases were planned to compensate for lost production while our facilities were down during the first quarter of 2013 for installation of equipment related to NESHAP projects. For further discussion on NESHAP, see "Capital Resources" below. The increase in operating and maintenance supplies was primarily due to purchases of repair parts and supplies related to maintenance projects performed in the Cement Business while the production facilities were down during the first quarter of 2013. The unfavorable $1.3 million increase in cash used for receivables is primarily related to our construction contracts. The unfavorable $1.1 million change in refundable income taxes is the result of our quarterly estimated tax payments exceeding our 2012 taxes which were based on annualized income as of September 2012.

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

Net cash used for investing activities totaled $5.2 million in 2013. The cash used for investing activities during 2013 was primarily for the acquisition of $15.4 million of property, plant and equipment and $1.1 million of available-

6.

for-sale equity securities partially offset by cash inflows of $6.6 million from the sale of property, plant and equipment plus $5.4 million from the sale of available-for-sale equity securities. The capital expenditures were divided approximately 65% and 35%, respectively, between the Cement Business and Ready-Mixed Concrete Business excluding the acquisitions by discontinued operations TDI and BLC, and were for routine equipment purchases. For a discussion of the property, plant and equipment acquisitions, see "Capital Resources" below.

Net cash used for investing activities totaled $1.3 million in 2012. The cash used for investing activities during 2012 was primarily for the acquisition of $8.1 million of property, plant and equipment which was partially offset by cash inflows from the sale of $6.8 million of available-for-sale equity securities. The capital expenditures were divided approximately 80% and 20%, respectively, between the Cement Business and Ready-Mixed Concrete Business excluding the acquisitions by discontinued operations TDI and BLC, and were for routine equipment purchases.

Net cash used for investing activities totaled $3.3 million in 2011. The cash used for investing activities during 2011 was primarily for the acquisition of $7.9 million of property, plant and equipment and $3.4 million of available-for-sale equity securities partially offset by cash inflows from the sale of $8.3 million of available-for-sale equity investments. The capital expenditures were divided approximately 60% and 40%, respectively, between the Cement Business and Ready-Mixed Concrete Business excluding the acquisitions by discontinued operations TDI and BLC, and were for routine equipment purchases.

Net cash used for financing activities totaled $2.2 million, $8.8 million and $5.3 million for 2013, 2012 and 2011, respectively. The differences were primarily due to changes in the revolving loan, the advancing term loan and the term loan as well as from purchases of capital stock in 2013 and 2011 of $1.1 million and $2.6 million, respectively.

See Note 6, "Revolving Loan and Long-Term Debt", of Notes to Consolidated Financial Statements for a discussion of the Company's credit agreements. The term loan, which originated in 2000, was used to help finance the expansion project at our cement manufacturing facility. The revolving loan is used to cover operating expenses primarily during the first half of the year when we build inventory due to the seasonality of our business and for capital expenditures. It is anticipated that the advancing term loan will be primarily used to help finance our NESHAP capital expenditures. For further discussion on NESHAP, see "Capital Resources" below. Our Board of Directors has given management the authority to borrow a maximum of $50 million. We have not discussed additional financing with any banks or other financial institutions as we do not anticipate the need for financing beyond that available to us under our credit agreement. If additional financing is needed, no assurances can be given that we will be able to obtain it on favorable terms, if at all.

Contractual obligations at December 31, 2013, consisting of maturities on long-term debt, estimated interest payments on debt, pension, postretirement benefit obligations and open purchase orders are as follows:

	2014	2015	2016	2017	2018	Thereafter
Long-term debt	$1,794,857	$6,277,593	$1,497,856	$4,285,716	$—	$—
Interest payments	286,351	235,784	107,092	77,083	—	—
Pension	2,790,000	—	—	—	—	—
Postretirement
benefit obligations	1,625,527	1,384,986	1,450,772	1,511,255	1,554,208	8,011,869
Open purchase orders	4,186,800	1,461,000	—	—	—	—
Total	$10,683,535	$9,359,363	$3,055,720	$5,874,054	$1,554,208	$8,011,869

The long-term debt obligation consists of a note related to the acquisition of Kay Concrete Materials Co. (Kay Concrete), short and long-term portions of noncompete payment obligations and the Company's term loan and advancing term loan which are assumed to be paid off at maturity. The interest payments are for the term loan and advancing term loan based on interest rates in the current credit agreement.

The Company has been required to make a pension contribution each of the past three years. In 2013, 2012 and 2011, the Company contributed approximately $2.6 million, $3.5 million and $3.2 million, respectively, to the pension fund. No estimates of required pension payments have been asked for or scheduled beyond 2014. Based on the

7.

pension laws currently in effect, any resulting increases in minimum funding requirements could cause a negative impact to our liquidity. See Pension Plans in Note 8, "Pension and Other Postretirement Benefits", of Notes to Consolidated Financial Statements for disclosures about 2013 pension contributions.

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

The Company has capital improvement projects in the planning and design phases in addition to projects already in progress. For discussion of these projects, see "Capital Resources" below. We anticipate 2014 capital expenditures will be lower than 2013 levels and we do not anticipate the need for bank financing in addition to that available under the existing revolving loan and the advancing term loan.

Under the terms and conditions of the loan agreement effective for 2012, the Company's ability to pay dividends was subject to its satisfaction of certain financial covenants that the Company was in compliance with at year end.  The Company was required to maintain a tangible net worth after accumulated other comprehensive income (loss) of $85.0 million, maintain a minimum tangible net worth before accumulated other comprehensive income (loss) of $95.0 million and restrict cash dividends in any fiscal year to a maximum of $3.8 million. In November 2012, our current lender granted the Company a waiver which enabled the Board of Directors in their December meeting to authorize the payment in December 2012 of $0.9 million of the Company's cash dividends that are typically paid in January of the following year which resulted in five dividend payments made in 2012. Each was declared as a $0.23 per share dividend by the Board of Directors. For several years prior to 2012, the Company paid a dividend four times during the year - January, March, June and September.

Under the terms and conditions of our new credit agreement entered into on December 31, 2012, the Company's ability to pay dividends is subject to its satisfaction of the requirements to maintain a minimum tangible net worth after accumulated other comprehensive income (loss) of $85.0 million and maintain a minimum tangible net worth before accumulated other comprehensive income (loss) of $95.0 million. The requirements could impact the Company's ability to pay and the size of dividends in the future. Although dividends are declared at the Board's discretion and could be impacted by the requirements of the Company's loan agreement, we project future earnings will support the continued payment of dividends at the current level (four quarterly dividends of $0.23 per share).

FINANCIAL CONDITION

Total assets as of December 31, 2013 were $174.1 million, a decrease of $7.7 million since December 31, 2012. Receivables decreased $5.1 million primarily as a result of the closure of TDI during 2013 and the absence of construction contracts. See Note 2, "Discontinued Operations", of Notes to Consolidated Financial Statements for further discussion of our discontinued operations.
Total inventories decreased approximately $1.5 million primarily due to decreases in finished cement, building products, and operating and maintenance supplies of $1.0 million, $0.4 million, and $0.5 million, respectively, which were partially offset by a $0.6 million increase in work in process. Cement inventory levels were increased at the end of 2012 to compensate for lost production while our facilities were down during the first quarter of 2013 for the installation of equipment related to NESHAP. No such production increase occurred at the end of 2013. Operating and maintenance supplies decreased primarily due to a decrease in purchases at the end of the year of repair parts and supplies used in maintenance projects performed in the Cement Business while the production facilities are down during the first quarter of each year.

8.

In 2012, the Company's quarterly estimated tax payments, based on annualized income as of September 2012, exceeded our 2012 taxes which resulted in refundable income taxes. The Company did not have refundable income taxes in 2013. Property, plant and equipment, net of accumulated depreciation, decreased $2.2 million primarily due to $3.5 million in assets now classified as held for use in Other Assets. See "Capital Resources" below and additionally Note 12, "Lines of Business", of Notes to Consolidated Financial Statements for information related to capital expenditures. Deferred income tax asset decreased $6.8 million primarily related to the $5.3 million decrease from 2012 to 2013 in deferred tax asset associated with postretirement related to the change in benefit structure that occurred in 2013. Investments in affiliates increased by $0.8 million primarily as a result of the Company purchasing additional shares of General Finance Incorporated (GFI) during 2013. Other assets increased $3.3 million primarily due to the assets of TDI's and BLC's discontinued operations moving from Property, Plant and Equipment, less accumulated depreciation, into Other Assets since they are now held for use.
Accounts payable decreased $4.9 million primarily due to decreased payables related to NESHAP projects in the Cement Business and decreased payables related to the construction contract division of TDI in the Ready-Mixed Concrete Business that was closed in 2013. Other accrued liabilities decreased by $0.5 million in 2013 from 2012 levels primarily due to a $0.4 million decrease in liabilities related to the construction contract division of TDI.  Indebtedness increased about $2.6 million during 2013 primarily due to increased utilization of our advancing term loan.

During 2013, we negotiated a change in our postretirement health benefits for our Humboldt union employees from a defined benefit to a defined contribution structure which was the primary driver of a $11.3 million decrease in long-term accrued postretirement expense and an increase in stockholders' equity of $6.1 million. Stockholders' equity also increased $1.5 million due to a current year actuarial gain. We adjusted the pension liability resulting in a decrease in accrued pension expense of $5.2 million and an increase in stockholders' equity of $1.9 million. The increase in stockholders' equity was due to a current year actuarial gain. Actuarial gains (losses) are a measure of the difference between actual experience and that expected based upon the actuarial assumptions between two measurement dates.  The gains (losses) are directly calculated and are amortized over average expected future service, to the extent that such gains (losses) are greater than 10% of the greater of the Accrued Postretirement Benefit Obligation and the Plan's assets.

Stockholders' equity increased $11.6 million (11.2%) during 2013 primarily as a result of net income and the changes in accumulated other comprehensive income (loss) related to unrealized appreciation on available-for-sale equity securities, postretirement changes related to the benefit structure modification, actuarial gains for pension and actuarial gains for postretirement which were partially offset by dividends and the retirement of capital stock. Basic earnings were $1.36 per share and cash dividends declared were $0.92 per share for 2013. Earnings from continuing operations were $2.03 per share while earnings from discontinued operations were $(0.67) per share.

CAPITAL RESOURCES

The Company historically invests $10 million to $12 million per year on capital expenditures to keep its equipment and facilities in good operating condition. Property, plant and equipment expenditures for the year 2013 totaled $15.9 million. Cash expenditures for property, plant and equipment for 2013 totaled approximately $15.4 million, excluding the amounts that are included in accounts payable and accrued liabilities. Approximately 67% of these expenditures were related to the Cement Business primarily for NESHAP compliance projects, 31% were for routine equipment purchases related to the Ready-Mixed Concrete Business and approximately 2% ($0.3 million) of the acquisitions were by TDI and BLC which became discontinued operations in 2013.

The Company's clinker coolers may not currently meet the particulate matter emission limitations that were included in the latest regulations issued by the EPA. For discussion on the regulations, see "Environmental Regulations" below.  In 2010, the EPA published modifications to the NESHAP regulations with a compliance date for all U.S. cement plants of September 9, 2013. The Company formulated a strategy to attempt to achieve compliance with the then existing regulations and in 2011 began installing additional pollution control equipment in its Cement Business. In December 2012, the EPA issued a final rule amending NESHAP again with a new compliance date of September 2015. As a result of the rule revisions, which have been challenged in court by certain environmental groups, the Company reassessed its NESHAP strategy and planned capital expenditures, resulting in some modifications to our approach. We have completed installation of a hydrated lime injection system and additional dust collectors on both kilns at a cost of

9.

$0.4 million and $3.7 million, respectively. We have also completed the modification to our roller mill and related equipment at a cost of $8.4 million. Other planned modifications (and estimated cost) which are in various phases of implementation include upgraded dust collectors on both clinker coolers ($4.5 million), combining kiln stacks ($2.3 million) and installation of a continuous emissions monitoring system ($1.0 million). Current plans are to commence installation and modification of this equipment during the first quarter of 2015, the second quarter of 2014 and the second quarter of 2014, respectively. To date, we have expended $14.0 million towards projects related to NESHAP compliance. Cost estimates will be updated as the modifications are engineered and priced for our facility. There is no proven technology that enables us to give 100% assurance that we can reach the limits required by the new regulations; however, we feel compliance is possible at our modern facility.

The Company plans to invest in other miscellaneous equipment and facility improvements in both the Cement Business and Ready-Mixed Concrete Business in 2014. These expenditures, plus the ones discussed in the above paragraphs related to NESHAP compliance, are expected to reach approximately $12.0 million during 2014 and to be funded with a mixture of cash from operations and bank loans. We do not anticipate the need for additional bank financing beyond the amount available through our advancing term loan and revolving loan.

Accounting Policies--The critical accounting policies with respect to the Company are those related to pension benefits, postretirement benefits and long-lived assets.

Monarch has defined benefit pension plans covering substantially all permanent employees in the Cement Business. Plans covering staff (salaried) employees provide pension benefits that are based on years of service and the employee's last sixty calendar months of earnings or the highest five consecutive calendar years of earnings out of the last ten calendar years of service, whichever is greater. Plans covering production (hourly) employees provide benefits of stated amounts for each year of service. Generally, Monarch's funding policy is to contribute annually an amount within the minimum/maximum range of tax deductible contributions. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future. Monarch expects 2014 cash expenditures for these plans to be approximately $2.8 million.

Monarch also provides other postretirement employee benefits including health care and life insurance benefits to all retired employees in the Cement Business who, as of their retirement date, have completed ten or more years of credited service under the pension plans and retire with an immediate pension. These benefits are self-insured by Monarch and are paid out of Monarch's general assets. Monarch expects 2014 cash expenditures for postretirement benefits to be approximately $1.6 million.

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

The Company continually evaluates whether events or changes in circumstances have occurred that would indicate that the carrying amount of long-lived assets may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.  Examples of events or circumstances that could trigger a review could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset or asset group, technological advances in equipment, accumulated costs related to the construction of production equipment or facilities that are significantly higher than originally expected and a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset including an adverse action or assessment by a regulator. Various factors that the Company considers

10.

in its review include changes in expected use of the assets, changes in technology, changes in operating performance and changes in expected future cash flows. No asset impairment was recognized during the years ended December 31, 2013 or 2012.

The following additional accounting standard was recently adopted by the Company:

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. The guidance became effective for the Company beginning January 1, 2013 and did not have a material impact on our disclosures or our consolidated financial statements.

See Note 15, "Future Change in Accounting Principles", of Notes to Consolidated Financial Statements for information concerning the accounting pronouncements issued by the Financial Accounting Standards Board that will be effective in future periods.

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

Market Risks--Market risks relating to the Company's operations result primarily from changes in demand for our products. Construction activity has been adversely impacted by the global financial crisis even though interest rates are at historically low levels. A continuation of the financial crisis, including a scarcity of credit, or a significant increase in interest rates could lead to a further reduction in construction activities in both the residential and commercial market. Budget shortfalls during economic slowdowns could cause money to be diverted away from highway projects, schools, detention facilities and other governmental construction projects. Reduction in construction activity lowers the demand for cement, ready-mixed concrete, concrete products and sundry building materials. As demand decreases, competition to retain sales volume could create downward pressure on sales prices. The manufacture of cement requires a significant investment in property, plant and equipment and a trained workforce to operate and maintain this equipment. These costs do not materially vary with the level of production. As a result, by operating at or near capacity, regardless of demand, companies can reduce per unit production costs. The continual need to control production costs encourages overproduction during periods of reduced demand. See Note 10, "Significant Estimates and Certain Concentrations", of Notes to Consolidated Financial Statements for further discussion.

The Company has a $3.4 million equity method investment which was initially recorded at cost and subsequently adjusted for our share of the income or loss and cash contributions and distributions to or from the investee. The Company also invests in equity investments which are subject to market fluctuations. The Company had $25.3 million of equity securities, primarily of publicly traded entities, as of December 31, 2013. The aggregate amount of securities carried at cost, for which the Company has not elected the fair value option, was $0.5 million as of December 31, 2013. The remaining $24.8 million in equity investments, which are stated at fair value, are not hedged and are exposed to the risk of changing market prices. The Company classifies all securities as "available-for-sale" for accounting purposes and marks them to fair value on the balance sheet at the end of each period unless they are securities for which the Company has not elected the fair value option. Securities carried at cost are adjusted for impairment, if conditions warrant. Management estimates that its publicly traded investments will generally be consistent with trends and movements of the overall stock market excluding any unusual situations. An immediate 10% change in the fair value of our equity

11.

securities carried at fair value would have a $1.5 million effect, net of deferred tax, on comprehensive income. At December 31, 2013, the Company evaluated all of its equity investments for impairment. The results of those evaluations are discussed in Note 4, "Investments", of Notes to Consolidated Financial Statements.

Interest rates on the Company's term loan and revolving loan for 2012 were variable, subject to interest rate minimums or floors and were based on the lender's national prime rate less 0.75% and lender's national prime rate less 0.50%, respectively. After entering into the new credit agreement with its current lender on December 31, 2012, the interest rates on the Company's advancing term loan, revolving loan and term loan are all variable, subject to interest rate minimums or floors and based on the rate of interest regularly published by the Wall Street Journal and designated as the U.S. Prime Rate (hereto referred to as the WSJ prime rate) less 1.50%, the WSJ prime rate less 1.50% and the WSJ prime rate less 1.25%, respectively. See Note 6, "Revolving Loan and Long-Term Debt", of Notes to Consolidated Financial Statements for further discussion.

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

The EPA Administrator has made two important findings clearing the way for EPA to regulate greenhouse gases under the Clean Air Act. The "Endangerment Finding" clarifies EPA's belief that current and projected concentrations of six key greenhouse gases in the atmosphere pose a threat to human health and welfare. Further, the "Cause or Contribute Finding", associates the emissions of the six named GHGs with the threat to public health and welfare. In July 2012 the Court of Appeals for the D.C. Circuit affirmed EPA's findings on these two rules. In June of 2013, President Obama released details for a "Climate Action Plan" which focused on three points; (1) to cut carbon pollution in America, (2) prepare the United States for climate change, and (3) to lead International efforts to combat global climate change and prepare for its impacts. The EPA issued revised proposed "New Source Performance Standards" (NSPS) for future Electric Generating Units (EGUs) on September 20, 2013, and is expected to follow up with proposed standards for modified, reconstructed, and existing EGUs in June of 2014. At this time it is difficult to determine if the EPA will also target existing cement manufacturing facilities for mandated reductions in GHG emissions. If we use the EGU regulatory timeline for comparison purposes and as a template for future EPA GHG regulations, we believe Monarch will avoid any new GHG regulatory impacts until the year 2017 or later. However, no assurance can be given that Monarch will not feel the impact of any new GHG regulations much sooner.

Under the current GHG regulatory language in the Tailoring Rule (75 FR 31514), Monarch would only realize an impact from GHG regulations if a modification or upgrade was completed that demonstrated an increase in the potential to emit (PTE) GHG at a level of 75,000 tons per year, which would require Monarch to implement the Best Available Control Technology (BACT) to ensure that the GHG emissions were controlled to the greatest extent possible. Monarch does not foresee any upgrades that would trigger a BACT review for GHGs in the near future. There are many variables making it difficult to predict the overall cost of GHG controls. It is equally difficult to determine when those costs will be realized, or even the feasibility of any additional regulations or legislation being enacted or finalized. We

12.

believe there is consensus in the industry that the costs of CO2 limits required through regulation or legislation could be substantial enough to impact our fundamental cement manufacturing processes.

On December 20, 2012, the EPA issued a final rule amending NESHAP for the portland cement manufacturing industry and the New Source Performance Standards (NSPS) for portland cement plants. The final rule, published in the Federal Register on February 12, 2013, extends the compliance date by two years to September 9, 2015 and relaxes particulate matter emission standards for existing and new sources. It is the culmination of over two years of reconsideration and litigation surrounding these regulations. The final version adopts the less stringent limits and requirements that were sought by the cement industry. Both the initial rule and the final rule require more stringent emission limitations on mercury (Hg), total hydrocarbons (THC) and hydrochloric acid (HCL). Particulate matter less than 10 microns in diameter (PM 10) limitations were raised from 0.04 lbs/ton of clinker to 0.07 lbs/ton. Our current emission levels are below the limitations for Hg and THC so additional control equipment will not be required for these pollutants; however, we expect to incur increased costs for control equipment for PM 10 and HCL. There will also be additional costs for monitoring, testing and increased maintenance labor. Initial estimated costs to comply are discussed above under "Capital Resources". On April 5, 2013, a coalition of environmental groups filed a Petition for Review with the D.C. Circuit Court of Appeals, expressing concerns about the extension of the NESHAP compliance date and the increase of the particulate matter emission standard. Their requested stay, if granted, would ensure that the extension and other provisions in the February 12 rule would not take effect while the court considered the matter. However, on June 11, 2013 the D.C. Circuit Court of Appeals denied the motion to stay the new compliance deadline of the Portland Cement NESHAP rule. The court did, however, agree to an expedited briefing schedule to address the NESHAP challenge. The initial oral arguments for this briefing occurred on October 24th, 2013. Recent discussions with the EPA have made us aware that the EPA was planning to issue a proposal to make a number of technical corrections to the NESHAP rule in the first quarter of 2014. However, the timing for the proposal was somewhat contingent upon when the DC Circuit court issues its decision in the legal challenge to the 2013 NESHAP rule, for which oral argument was heard on October 24. The EPA was working under the assumption that the court would issue an opinion before the end of 2013, which hasn't happened, but it is still believed that a final rule would be issued in late summer 2014, assuming a proposal is released in the first quarter of the year.

On September 9, 2010 the EPA published New Source Performance Standards (NSPS) for nitrous oxide (NOx), sulphur dioxide (SO2) and particulate matter (PM 10). The rule applies to new or modified sources. At this time, management does not anticipate that modifications necessitated to comply with NESHAP will trigger application of NSPS.

Under new regulations proposed but not yet promulgated by the EPA, certain tributaries and/or bodies of standing water on, or flowing through Monarch real property, could come under jurisdiction of the EPA. EPA asserts this authority under the Clean Water Act. Monarch assumes that the rule, if promulgated, will affect operations; however it is too early to determine the impact.

Although we are not aware of any proposed or pending climate change regulations apart from the GHG controls noted above, climate change regulation could result in (1) increased energy costs, (2) a shift toward carbon neutral fuels or carbon neutral offset strategies and (3) increased labor costs to acquire the specialized technical expertise needed to comply with the environmental regulations. Demand for our products could decrease due to increased pollution control costs reflected in the price of our products. Conversely, demand could increase as others try to meet their government environmental mandates by using concrete products known for their sustainability, resilience and energy efficiency.

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

13.

STOCK MARKET AND DIVIDEND DATA

On February 14, 2014, Monarch's Capital Stock and Class B Capital Stock was held by approximately 550 and 360 record holders, respectively. Monarch is the transfer agent for Monarch's stock which is traded on the over-the-counter market under the trading symbol "MCEM".  The Company could only obtain the low and high sales prices for Monarch's stock as reported by Yahoo! at http://finance.yahoo.com and not the low and high bid quotations for 2013 since there are insufficient market-makers for the reporting of such quotations. The 2012 prices were over-the-counter market quotations reported by Ameriprise, who ascertained this information through a subscription service through Bloomberg reflecting interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.  Following is a schedule of the range of the low and high quotations for Monarch's stock and of the dividends declared on Monarch's stock, for each quarter:

	2013			2012
	Price		Dividends Declared	Price		Dividends Declared
Quarter	Low	High		Low	High
First	$20.00	$22.40	$0.00	$23.25	$28.25	$0.00
Second	$21.00	$27.47	$0.23	$21.50	$26.20	$0.23
Third	$21.55	$27.24	$0.23	$21.76	$23.59	$0.23
Fourth	$23.50	$26.00	$0.46*	$19.85	$22.71	$0.46*

*Reflects declaration of two $0.23 dividends - one payable in the last quarter of the year, one payable in the first quarter of the following year.

For additional information concerning the Company's payment of dividends, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity". The Company's loan agreement contains a financial covenant that requires the Company to maintain a minimum net worth which it was in compliance with at year end. See Note 6, "Revolving Loan and Long-Term Debt", of Notes to Consolidated Financial Statements.

The following performance graph and table show a five-year comparison of cumulative total returns for the Company, the S&P 500 composite index and a customized a peer group of companies selected by the Company that includes: Cemex Sab De CV, Eagle Materials Inc., Lafarge SA, Texas Industries Inc. and Vulcan Materials Company. The returns are weighted according to each company's market capitalization.

The cumulative total return on investment for each of the periods for the Company, the S&P 500 and the peer group is based on the stock price or composite index at December 31, 2008. The performance graph assumes that the value of an investment in the Company's capital stock and each index was $100 at December 31, 2008 and that all dividends were reinvested.  The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

14.

	12/08	12/09	12/10	12/11	12/12	12/13

Monarch Cement Company (The)	$100.00	$112.34	$102.66	$93.62	$82.79	$103.90
S&P 500	100.00	126.46	145.51	148.59	172.37	228.19
Peer Group	100.00	127.63	110.37	68.62	122.18	147.61

Copyright© 2014 Standard & Poor's, a division of The McGraw-Hill Companies Inc. All rights reserved. (www.researchdatagroup.com/S&P.htm)

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2013.  In making this assessment, management used the framework and criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (1992 Framework).

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2013.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2013 has been audited by BKD, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

THE MONARCH CEMENT COMPANY

16.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited the internal control over financial reporting of The Monarch Cement Company and subsidiaries (the Company) as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company and our report dated March 14, 2014, expressed an unqualified opinion thereon.
Kansas City, Missouri
March 14, 2014

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
The Monarch Cement Company
Humboldt, Kansas

We have audited the accompanying consolidated balance sheets of The Monarch Cement Company and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2013. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 4 to the consolidated financial statements, in 2013, the Company changed its method of accounting for its investment in General Finance Incorporated from the cost method to the equity method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 14, 2014 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Kansas City, Missouri
March 14, 2014

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND 2012

		(As adjusted)
ASSETS	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	$6,401,752	$1,440,959
Receivables, less allowances of $490,000 in 2013 and
$636,000 in 2012 for doubtful accounts	12,139,618	17,235,220
Inventories, priced at cost which is not in excess of market-
Finished cement	$4,420,327	$5,385,586
Work in process	3,595,223	3,040,112
Building products	3,883,085	4,324,133
Fuel, gypsum, paper sacks and other	6,570,913	6,760,554
Operating and maintenance supplies	12,794,198	13,244,419
Total inventories	$31,263,746	$32,754,804
Refundable federal and state income taxes	—	1,441,206
Deferred income taxes	660,000	750,000
Prepaid expenses	1,042,033	658,368
Total current assets	$51,507,149	$54,280,557
PROPERTY, PLANT AND EQUIPMENT, at cost, less
accumulated depreciation and depletion of $183,868,729
in 2013 and $193,109,379 in 2012	80,940,604	83,179,004
DEFERRED INCOME TAXES	8,179,577	14,964,458
INVESTMENTS	25,292,634	25,298,086
INVESTMENTS IN AFFILIATES	3,428,633	2,626,200
OTHER ASSETS	4,757,265	1,483,475
	$174,105,862	$181,831,780
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,327,952	$11,186,676
Current portion of term loan	1,428,571	1,237,816
Current portion of other long-term debt	175,000	175,000
Accrued liabilities-
Dividends	912,394	923,136
Compensation and benefits	3,193,320	3,284,587
Federal and state income taxes	503,230	—
Miscellaneous taxes	794,142	1,050,419
Other	1,351,202	1,883,211
Total current liabilities	$14,685,811	$19,740,845
LONG-TERM DEBT	12,061,164	9,683,964
ACCRUED POSTRETIREMENT BENEFITS	24,917,379	36,262,992
ACCRUED PENSION EXPENSE	8,009,127	13,241,529
STOCKHOLDERS' EQUITY:
Capital Stock, par value $2.50 per share, one vote per share -
Authorized 10,000,000 shares, Issued and Outstanding 2,599,532
shares at 12/31/2013 and 2,596,047 shares at 12/31/2012	$6,498,830	$6,490,117
Class B Capital Stock, par value $2.50 per share, supervoting rights of ten votes per share, restricted transferability,
convertible at all times into Capital Stock on a share-for-share basis - Authorized 10,000,000 shares, Issued and Outstanding
1,367,399 shares at 12/31/2013 and 1,417,587 shares at 12/31/2012	3,418,497	3,543,968
Additional paid-in-capital	2,485,125	2,485,125
Retained earnings	98,518,546	97,758,013
Accumulated other comprehensive income (loss)	3,511,383	(7,374,773)
TOTAL STOCKHOLDERS' EQUITY	$114,432,381	$102,902,450
	$174,105,862	$181,831,780
See accompanying Notes to the Consolidated Financial Statements

19.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

		(As adjusted)	(As adjusted)
	2013	2012	2011
NET SALES	$127,441,599	$128,841,822	$110,097,387
COST OF SALES	106,770,282	104,282,005	95,596,864
Gross profit from operations	$20,671,317	$24,559,817	$14,500,523
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	15,154,992	14,434,121	14,335,976
Income from operations	$5,516,325	$10,125,696	$164,547
OTHER INCOME (EXPENSE):
Interest income	$77,293	$42,596	$107,677
Interest expense	(299,169)	(449,843)	(502,283)
Loss on impairment of equity investments	—	—	(415,287)
Gain on sale of equity investments	3,891,296	4,173,141	5,051,406
Dividend income	1,673,430	65,555	285,283
Other, net	5,353	218,302	50,990
	$5,348,203	$4,049,751	$4,577,786
Income from continuing operations before income taxes	$10,864,528	$14,175,447	$4,742,333
PROVISION FOR INCOME TAXES	2,870,000	3,725,000	1,240,000
Equity in affiliate earnings (loss), net of tax	127,446	(20,310)	37,935
Net income from continuing operations	$8,121,974	$10,430,137	$3,540,268

Discontinued operations:
Loss from operations of Tulsa Dynaspan, Inc. and Beaver Lake
Concrete, Inc. (including gain on disposal of assets of $3,438,000,
$-0- and $-0-, respectively) before income taxes	$(4,059,263)	$(9,795,352)	$(2,950,025)
BENEFIT FROM INCOME TAXES	(1,380,000)	(2,495,000)	(1,000,000)
Net loss from discontinued operations	$(2,679,263)	$(7,300,352)	$(1,950,025)

NET INCOME	$5,442,711	$3,129,785	$1,590,243

Basic earnings (loss) per share:
From continuing operations	$2.03	$2.60	$0.87
From discontinued operations	(0.67)	(1.82)	(0.48)
Net earnings per share	$1.36	$0.78	$0.39
See accompanying Notes to the Consolidated Financial Statements

20.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

		(As adjusted)	(As adjusted)
	2013	2012	2011
NET INCOME	$5,442,711	$3,129,785	$1,590,243

OTHER COMPREHENSIVE INCOME (LOSS), net of deferred tax

UNREALIZED APPRECIATION ON AVAILABLE-FOR-SALE
SECURITIES (Net of deferred tax expense of $1,700,000, $5,660,000
and $352,000 for 2013, 2012 and 2011, respectively)	2,551,296	8,493,141	524,119

RECLASSIFICATION ADJUSTMENT FOR SALE OF SECURITIES
INCLUDED IN NET INCOME (Net of deferred tax expense
of $1,556,000, $1,668,000 and $2,024,000 for 2013, 2012 and 2011,
respectively)	(2,335,296)	(2,505,141)	(3,027,406)

RECLASSIFICATION ADJUSTMENT FOR WRITE-DOWN OF
SECURITIES INCLUDED IN NET INCOME (Net of deferred
tax benefit of $-0-, $-0- and $(168,000) for 2013, 2012 and
2011, respectively)	—	—	247,287

PENSION AND POSTRETIREMENT, CURRENT YEAR ACTUARIAL
GAIN (LOSS) (Net of deferred tax (benefit) expense of $2,262,000,
$(1,601,000) and $(171,000) for 2013, 2012 and 2011, respectively)	3,388,337	(2,402,597)	(258,705)

PENSION AND POSTRETIREMENT, CURRENT YEAR PRIOR
SERVICE CREDIT (Net of deferred tax expense of $4,036,000,
$-0- and $-0- for 2013, 2012 and 2011, respectively)	6,055,710	—	—

AMORTIZATION OF PENSION AND POSTRETIREMENT, PRIOR
SERVICE COST (Net of deferred tax benefit of $(20,000), $(24,000)
and $(24,000) for 2013, 2012 and 2011, respectively)	28,976	34,011	35,226

AMORTIZATION OF PENSION AND POSTRETIREMENT LOSS
(Net of deferred tax benefit of $(798,000), $(802,000) and $(637,000)
for 2013, 2012 and 2011, respectively)	1,197,133	1,202,847	956,863

TOTAL OTHER COMPREHENSIVE INCOME (LOSS),
net of deferred tax	$10,886,156	$4,822,261	$(1,522,616)
COMPREHENSIVE INCOME	$16,328,867	$7,952,046	$67,627
See accompanying Notes to the Consolidated Financial Statements

21.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Company Stockholders
	Capital Stock	Class B Capital Stock	Additional Paid-In- Capital	Retained Earnings (As adjusted)	Treasury Stock	Accumulated Other Comprehensive Income (Loss), net of tax	Total (As adjusted)
BALANCE
JANUARY 1, 2011	$6,330,820	$3,701,725	$—	$102,270,564	$—	$(10,674,418)	$101,628,691
Prior period adjustment for equity
method investment*	—	—	—	531,634	—	—	531,634
Net income*	—	—	—	1,590,243	—	—	1,590,243
Dividends declared ($0.92 per share)	—	—	—	(3,720,573)	—	—	(3,720,573)
Transfer of shares	92,218	(92,218)	—	—	—	—	—
Purchase of capital stock	—	—	—	—	(2,613,932)	—	(2,613,932)
Retirement of treasury stock	(262,835)	—	—	(2,351,097)	2,613,932	—	—
Issuance of 105,750 shares with market
value $23.50 per share over par	264,375	—	2,485,125	—	—	—	2,749,500
Change in unrealized appreciation
on available-for-sale securities	—	—	—	—	—	524,119	524,119
Reclassification adjustment for
sale of securities in net income	—	—	—	—	—	(3,027,406)	(3,027,406)
Reclassification adjustment for
writedown of securities in net income	—	—	—	—	—	247,287	247,287
Pension and Postretirement current
year actuarial loss	—	—	—	—	—	(258,705)	(258,705)
Amortization of Pension and
Postretirement prior service cost	—	—	—	—	—	35,226	35,226
Amortization of Pension and
Postretirement loss	—	—	—	—	—	956,863	956,863
BALANCE
DECEMBER 31, 2011	$6,424,578	$3,609,507	$2,485,125	$98,320,771	$—	$(12,197,034)	$98,642,947
Net income*	—	—	—	3,129,785	—	—	3,129,785
Dividends declared ($0.92 per share)	—	—	—	(3,692,543)	—	—	(3,692,543)
Transfer of shares	65,539	(65,539)	—	—	—	—	—
Change in unrealized appreciation
on available-for-sale securities	—	—	—	—	—	8,493,141	8,493,141
Reclassification adjustment for
sale of securities in net income	—	—	—	—	—	(2,505,141)	(2,505,141)
Pension and Postretirement current
year actuarial loss	—	—	—	—	—	(2,402,597)	(2,402,597)
Amortization of Pension and
Postretirement prior service cost	—	—	—	—	—	34,011	34,011
Amortization of Pension and
Postretirement loss	—	—	—	—	—	1,202,847	1,202,847
BALANCE
DECEMBER 31, 2012	$6,490,117	$3,543,968	$2,485,125	$97,758,013	$—	$(7,374,773)	$102,902,450
Net income	—	—	—	5,442,711	—	—	5,442,711
Dividends declared ($0.92 per share)	—	—	—	(3,663,381)	—	—	(3,663,381)
Transfer of shares	125,471	(125,471)	—	—	—	—	—
Purchase of capital stock	—	—	—	—	(1,135,555)	—	(1,135,555)
Retirement of treasury stock	(116,758)	—	—	(1,018,797)	1,135,555	—	—
Change in unrealized appreciation
on available-for-sale securities	—	—	—	—	—	2,551,296	2,551,296
Reclassification adjustment for
sale of securities in net income	—	—	—	—	—	(2,335,296)	(2,335,296)
Pension and Postretirement current
year prior service credit	—	—	—	—	—	6,055,710	6,055,710
Pension and Postretirement current
year actuarial gain	—	—	—	—	—	3,388,337	3,388,337

22.

Amortization of Pension and
Postretirement prior service cost	—	—	—	—	—	28,976	28,976
Amortization of Pension and
Postretirement loss	—	—	—	—	—	1,197,133	1,197,133
BALANCE
DECEMBER 31, 2013	$6,498,830	$3,418,497	$2,485,125	$98,518,546	$—	$3,511,383	$114,432,381

* See Note 1(b), "Principles of Consolidation"; Note 4, "Investments"; and Note 13, "Quarterly Financial Information (Unaudited)" of Notes to Consolidated Financial Statements for a discussion of the equity method investment in General Finance Incorporated

See accompanying Notes to the Consolidated Financial Statements

23.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

		(As adjusted)	(As adjusted)
	2013	2012	2011
OPERATING ACTIVITIES:
Net income	$5,442,711	$3,129,785	$1,590,243
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation, depletion and amortization	11,952,217	12,000,952	11,677,640
(Income) loss from equity method investments, net of dividends	(121,823)	25,932	(37,935)
Deferred income taxes	(385,119)	234,952	1,983
Gain on disposal of assets	(3,606,441)	(46,601)	(279,562)
Realized gain on sale of equity investments	(3,891,296)	(4,173,141)	(5,051,406)
Realized loss on impairment of equity investments	—	—	415,287
Postretirement benefits and pension expense	1,203,141	590,536	545,579
Change in assets and liabilities:
Receivables, net	5,095,602	(1,265,186)	(3,589,869)
Inventories	1,491,058	(4,892,439)	2,470,155
Refundable income taxes	1,441,206	(1,088,007)	(353,199)
Prepaid expenses	(383,664)	(26,907)	(505,674)
Other assets	2,511	43,896	(7,406)
Accounts payable and accrued liabilities	(5,809,770)	5,814,746	105,027
Net cash provided by operating activities	$12,430,333	$10,348,518	$6,980,863
INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	$(15,359,307)	$(8,137,693)	$(7,909,389)
Proceeds from disposals of property, plant and equipment	6,555,352	68,596	317,102
Payment for acquisition of business, net of cash acquired	—	—	(534,392)
Payment for purchases of available-for-sale equity investments	(1,116,664)	—	(3,351,495)
Proceeds from disposals of available-for-sale equity investments	5,373,412	6,799,194	8,287,182
Payment for acquisition of equity method investments	(680,610)	—	(101,952)
Net cash used for investing activities	$(5,227,817)	$(1,269,903)	$(3,292,944)
FINANCING ACTIVITIES:
Increase (decrease) in revolving loan, net	$(110,137)	$(4,734,331)	$4,844,469
Proceeds from bank loans	4,472,950	3,134,565	—
Payments on bank loans	(1,428,571)	(2,178,255)	(2,952,328)
Payments on other long-term debt	(366,287)	(367,826)	(817,236)
Cash dividends paid	(3,674,123)	(4,615,679)	(3,720,289)
Purchases of capital stock	(1,135,555)	—	(2,613,932)
Net cash used for financing activities	$(2,241,723)	$(8,761,526)	$(5,259,316)
Net increase (decrease) in cash and cash equivalents	$4,960,793	$317,089	$(1,571,397)
Cash and Cash Equivalents, beginning of year	1,440,959	1,123,870	2,695,267
Cash and Cash Equivalents, end of year	$6,401,752	$1,440,959	$1,123,870
Supplemental disclosures:
Interest paid, net of amount capitalized	$299,484	$450,422	$502,546
Income taxes paid	1,475,000	2,646,075	1,060,901
Income tax refund	1,549,378	562,398	338,963
Capital equipment additions included in accounts payable and
accrued liabilities	736,848	157,126	86,264
Non-cash investing activities:
Issuance of 105,750 shares of capital stock related to acquisition of business	$—	$—	$2,749,500
Note payable related to acquisition of business	—	—	927,443
See accompanying Notes to the Consolidated Financial Statements

24.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

(1)        NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Nature of Operations--The Monarch Cement Company (Monarch) is principally engaged in the manufacture and sale of portland cement. The marketing area for Monarch's products consists primarily of the State of Kansas, the State of Iowa, southeast Nebraska, western Missouri, northwest Arkansas and northern Oklahoma. Sales are made primarily to contractors, ready-mixed concrete plants, concrete products plants, building materials dealers and governmental agencies. Subsidiaries of Monarch (which together with Monarch are referred to herein as the "Company") sell ready-mixed concrete, concrete products and sundry building materials within Monarch's marketing area.

(b)Principles of Consolidation--Monarch has direct control of certain operating companies that have been deemed to be subsidiaries within the meaning of accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission. Accordingly, the financial statements of such companies have been consolidated with Monarch's financial statements. All significant intercompany transactions have been eliminated in consolidation.

We use the equity method to account for investments in companies if the investment provides the ability to exercise significant influence, but not control, over operating and financial policies of the investee. Investments accounted for under the equity method are recorded initially at cost and subsequently adjusted for our share of the net income or loss and cash contributions and distributions to or from these entities. Our proportionate share of the net income or loss of these companies is included in consolidated net income. Judgment regarding the level of influence over each equity method investment includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions. In the fourth quarter, the Company increased its investment to a 19.34% interest in General Finance Incorporated (GFI) which the Company determined gave it the ability to exercise significant influence but not control over the operating and financial policies of GFI. Consequently, the Company's financial statements were retrospectively adjusted to reflect the GFI investment that was previously accounted for as a cost method investment as now an equity method investment. The cumulated adjustment of those changes to periods not presented is recorded as an adjustment to the opening retained earnings balance and the adjustments to periods presented are recorded as an adjustment to Net Income. See the Consolidated Statements of Stockholders' Equity for the relevant adjustments and Note 4, "Investments", for further discussion of the Company's equity method investment.

Pursuant to a Stock Purchase Agreement between Monarch and the owners of Kay Concrete Materials Co. (Kay Concrete) on April 15, 2011, Monarch acquired all of the issued and outstanding shares of common stock of Kay Concrete, a ready-mixed concrete company located in southwest Missouri. The purpose of the acquisition was to expand our ready-mixed concrete business in the region. The aggregate consideration paid by Monarch at closing was approximately $5.0 million consisting of $1.4 million cash, 105,750 shares of Monarch's capital stock valued at $2.7 million based on the April 15, 2011 price per share of $26.00 and a note payable of $0.9 million. The amount of Kay Concrete's revenue and earnings included in the Company's consolidated income statement for the year ended December 31, 2011 is $3.0 million and $(0.5) million, respectively.

(c)Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)Reclassifications--Certain reclassifications have been made to the 2012 and 2011 financial statements to conform to the current year presentation. These reclassifications had no effect on net earnings.

25.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

(e)Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less which we do not intend to roll over beyond three months to be cash equivalents. At December 31, 2013 and 2012, cash equivalents consisted primarily of money market investments and repurchase agreements with various banks.

The Federal Deposit Insurance Corporation's (FDIC) standard maximum deposit insurance amount fully guarantees all deposit accounts up to $250,000. From December 31, 2010 through December 31, 2012, our financial banking institutions participated in the Temporary Liquidity Guarantee Program which provided FDIC coverage on the full balance of non-interest bearing deposits. As of January 1, 2013, our non-interest bearing deposits no longer receive full FDIC insurance coverage and are limited to the standard $250,000 maximum deposit insurance amount. At times, cash in banks may be in excess of the FDIC limits. At December 31, 2013, the Company had $2.2 million in sweep arrangement accounts that were not covered by FDIC's general deposit insurance in addition to $2.6 million in general deposits that exceeded FDIC limits. The sweep accounts assets are normally 80% invested in U.S. Treasury securities and repurchase agreements for those securities. We have not experienced any losses in our accounts due to exceeding FDIC insurance limits or lack of FDIC coverage.

(f)Investments--Equity securities for which the Company has no immediate plan to sell but that may be sold in the future are classified as available for sale. If the fair value of the equity security is readily determinable, it is carried at fair value and unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Realized gains and losses, based on the specifically identified cost of the security, are included in net income. Equity securities whose fair value is not readily determinable are carried at cost unless the Company is aware of significant adverse effects which have impaired the investments. Equity method investments are recorded initially at cost and subsequently adjusted for our share of the net income or loss and cash contributions or distributions to or from these entities. Our cost and equity method investments generally involve entities for which it is not practical to determine fair values.

The Company does not participate in hedging activities and does not use derivative instruments.

(g)Receivables--Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

(h)Inventories--Inventories of finished cement and work in process are recorded at the lower of cost or market on a last-in, first-out (LIFO) basis. Total inventories reported under LIFO amounted to $8.0 million and $8.4 million as of December 31, 2013 and 2012, respectively. Under the average cost method of accounting (which approximates current cost), these inventories would have been $4.4 million, $3.2 million and $3.8 million higher than those reported at December 31, 2013, 2012 and 2011, respectively. The cost of manufactured items includes all material, labor, factory overhead and production-related administrative overhead required in their production.

We incurred a permanent reduction in the LIFO layers of work in process and cement inventories resulting in liquidation gains of $0.2 million and $0.5 million for the years 2013 and 2011, respectively. The liquidation gains were recognized as reductions of cost of sales. We did not incur any material liquidation gains in the LIFO layers for 2012.

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

26.

(i)Property, Plant and Equipment--Property, plant and equipment are stated at cost of acquisition or construction. The Company capitalizes the cost of interest on borrowed funds used to finance the construction of property, plant and equipment. During 2013, 2012 and 2011, the Company capitalized approximately $88,400, $117,900 and $86,500, respectively, of interest expense related to current construction projects.

As of December 31, 2013 and 2012, the amount of accounts payable related to property, plant and equipment was approximately $737,000 and $157,000, respectively.

The Company records depreciation, depletion and amortization related to manufacturing operations in Cost of Sales; those related to general operations are recorded in Selling, General and Administrative Expenses; and those related to non-operational activities are in Other, net on the Consolidated Statements of Income. The approximate amounts included in each line item as of December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Cost of Sales	$10,900,000	$10,500,000	$10,200,000
Selling, General and Administrative Expenses	300,000	300,000	300,000
Other, net	300,000	300,000	400,000
Total	$11,500,000	$11,100,000	$10,900,000

Depreciation of property, plant and equipment is provided by charges to operations over the estimated useful lives of the assets using accelerated methods. The majority of the Company's buildings, machinery and equipment are depreciated using 200% (double) declining balance depreciation. Some of the assets used in the Cement Business manufacturing process are depreciated using 150% declining balance depreciation. The Company switches to straight line depreciation once it exceeds the amount computed under the declining balance method being used until the asset is fully depreciated. The Company does not depreciate construction in process. Depletion rates for quarry lands are designed to amortize the cost over the estimated recoverable reserves. Expenditures for improvements that significantly increase the assets' useful lives are capitalized while maintenance and repairs are charged to expense as incurred.

The Company continually evaluates whether events or changes in circumstances have occurred that would indicate that the carrying amount of long-lived assets may not be recoverable. An impairment loss would be recognized and the asset cost would be adjusted to fair value when undiscounted estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The impairment loss would be the amount by which the carrying amount of a long-lived asset exceeds its fair value. Various factors that the Company considers in its review include changes in expected use of the assets, changes in technology, changes in operating performance and changes in expected future cash flows. No asset impairment was recognized during the years ended December 31, 2013, 2012 and 2011.

(j)Other Current Liabilities--Accrued liabilities-Other contains approximately $0.7 million and $0.5 million related to prepayments held on account in 2013 and 2012, respectively.

(k)Income Taxes--Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities.  A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

(l)Revenue Recognition--The Company records revenue from the sale of cement, ready-mixed concrete, concrete products and sundry building materials following delivery of the products to customers.  In the event the Company receives advance payment on orders, we defer revenue recognition until the product is delivered.

Our Ready-Mixed Concrete Business previously included the concrete construction division of Tulsa Dynaspan, Inc. (TDI) which involved short-term and long-term contracts. The operations of TDI were discontinued

27.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

in 2013 due to consecutive year operating losses. See Note 2, "Discontinued Operations", for further discussion. Short-term contracts for specific projects were generally of three to six months in duration. Long-term contracts relate to specific projects with terms in excess of one year from the contract date. Revenues from contracts using the cost-to-cost measures of completion were recognized based on the ratio of contract costs incurred to date to total estimated contract costs. Full provision was made for any anticipated losses. The majority of the long-term contracts would allow only scheduled billings and contained retainage provisions under which 5% to 10% of the contract invoicing may be withheld by the customer pending project completion. As of December 31, 2013, the amount of billed retainage which is included in accounts receivable was approximately $182,500, all of which is expected to be collected within one year. The amount of billed retainage which was included in accounts receivable at December 31, 2012 was approximately $170,000. The amount of unbilled revenue in accounts receivable was approximately $0.0 and $1,231,000 at December 31, 2013 and 2012, respectively. Unbilled revenue contained approximately $0.0 and $526,000 of not-currently-billable retainage at December 31, 2013 and 2012, respectively, which is expected to be collected within one year.

(m)Cost of Sales--The Company considers all production and shipping costs, (gain) loss on disposal of operating assets, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs as cost of sales.

(n)Selling, General and Administrative Expenses--Selling, general and administrative expenses consist of sales personnel salaries and expenses, promotional costs, accounting personnel salaries and expenses, director and administrative officer salaries and expenses, legal and professional expenses and other expenses related to overall corporate costs.

(o)Other, net--Other, net contains miscellaneous nonoperating income (expense) items excluding interest income, interest expense, gains (losses) on sale of equity investments, realized loss on impairment of equity investments and dividend income. Significant items in Other, net for 2012 include farm income of approximately $149,000.

(p)Earnings per Share--Basic earnings per share is based on the weighted average common shares outstanding during each year. Diluted earnings per share are based on the weighted average common and common equivalent shares outstanding each year. Monarch has no common stock equivalents and therefore does not report diluted earnings per share. The weighted average number of shares outstanding was 3,996,771 in 2013, 4,013,634 in 2012 and 4,033,817 in 2011.

(q)Taxes Collected from Customers and Remitted to Governmental Authorities--Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of income on a net basis.

(r)Self Insurance--The Company has elected to self-insure certain costs related to employee and retiree health and accident benefits programs. Costs resulting from self-insured losses are charged to income when incurred. Health benefits provided to employees in the Ready-Mixed Concrete Business and health and accident benefits provided to employees in the Cement Business are totally self-insured but are subject to an individual stop loss of $100,000 and $200,000 for the Ready-Mixed Concrete Business and the Cement Business, respectively, with an aggregate stop loss of 120% for both lines of business.

(s)Disclosure about Fair Value of Financial Instruments--Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Cash and cash equivalents, receivables, accounts payable and short and long-term debt have carrying values that approximate fair values. Investment fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities. If it is not practicable to

28.

estimate the fair value of an investment, the investment is recorded at cost and evaluated quarterly for events that may adversely impact its fair value.

(t)Intangibles - Goodwill and Other--In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-8, "Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment" which was effective for fiscal years beginning after December 15, 2011. This ASU allows entities to first assess qualitative factors to determine whether events and circumstances lead to the conclusion that it is necessary to perform the two-step goodwill impairment test required under Topic 350, Intangible - Goodwill and Other. Topic 350 requires entities to test goodwill on an annual basis by comparing the fair value of a reporting unit to its carrying value including goodwill (Step 1). The second part of the test must be performed to measure the amount of impairment. Entities are not required to calculate the fair value of a reporting unit unless they conclude that it is more likely than not that the unit's carrying value is greater than its fair value based on an assessment of events and circumstances. Entities may bypass the qualitative assessment during any reporting period. The Company performed a qualitative assessment of its goodwill during the fourth quarter of 2013 and the results of that assessment led to the conclusion that it was not necessary to perform the two-step goodwill impairment test.

(u)Recently Adopted Accounting Standards--In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. The guidance became effective for the Company beginning January 1, 2013 and did not have a material impact on our disclosures or our consolidated financial statements.

(2)	DISCONTINUED OPERATIONS

In May 2013, the Company announced its decision to close the construction contract division of TDI in the Ready-Mixed Concrete Business segment and put the property, plant and equipment of the division up for sale. The decision to close the division, which produces precast/hollowcore products, was driven primarily as a result of incurring significant operating losses in each of the last three years.
On July 12, 2013, the Company signed a definitive agreement to sell the property, plant and equipment of TDI's ready-mixed concrete division known as Arrow Concrete Company (Arrow) and subsequently ceased operations of the division at the end of the same business day. Arrow's assets have been completely transferred. TDI's construction contract division closure was completed by the end of the fourth quarter 2013 and the subsidiary ceased primary operations. TDI's operating results, reported in discontinued operations, for the years ended December 31, 2013, 2012, and 2011 are as follows:

(in millions)	2013	2012	2011
Sales	$7.7	$16.8	$8.1
Pretax loss	(3.3)	(9.1)	(1.7)
Prior period financial statements reflect the operations of TDI as a discontinued operation. Costs incurred related to the closure and associated exit or disposal activities are not expected to be material.

In mid-November, the Company decided to lease the remaining assets of TDI and as a result the assets were reclassified from held-for-sale to held-for-use. Later in the quarter TDI consummated a lease purchase agreement for

29.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

its remaining assets. These assets, which have a net book value of $2.7 million, are presented under the caption "Other Assets" in the accompanying Consolidated Balance Sheet at December 31, 2013. The assets consist solely of property, plant and equipment. During the year ended December 31, 2013, $6.4 million of the $6.6 million in proceeds from the disposals of property, plant and equipment were from the disposal of assets held for sale related to the discontinued operations of TDI. The remaining TDI assets were tested for recoverability as of the balance sheet date and their fair value less cost to sell exceeded their carrying amount; accordingly no impairment loss was recognized.
In December 2013, the Company announced its decision to close Beaver Lake Concrete, Inc. (BLC), another subsidiary in the Ready-Mixed Concrete Business segment, and lease the related property, plant and equipment effective January 1, 2014. The decision to close the subsidiary was driven primarily as a result of incurring operating losses in the last several years. BLC's operating results, reported in discontinued operations, for the years ended December 31, 2013, 2012, and 2011 are as follows:

(in millions)	2013	2012	2011
Sales	$8.5	$6.1	$3.9
Pretax loss	(0.7)	(0.7)	(1.3)
Prior period financial statements reflect the operations of BLC as a discontinued operation. Costs incurred related to the closure and associated exit or disposal activities are not expected to be material.

BLC has a lease agreement for its assets which have a net book value of $0.7 million. These assets, consisting solely of property, plant and equipment, are presented under the caption "Other Assets" in the accompanying Consolidated Balance Sheet at December 31, 2013. These assets were tested for recoverability as of the balance sheet date and their fair value less cost to sell exceeded their carrying amount; accordingly no impairment loss was recognized.
(3)    FAIR VALUE

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

The aggregate amount of equity securities carried at cost for which the Company has not elected the fair value option, was $0.5 million at December 31, 2013 and 2012. The remaining $24.8 million in equity security investments at December 31, 2013 and 2012, are stated at fair value. The following table summarizes the bases used to measure certain assets at fair value on a recurring basis in the balance sheet at December 31, 2013 and 2012:

30.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2013
Assets:	Fair Value
Available-for-sale equity securities
Cement industry	$12,671,592	$12,671,592	$—	$—
General building materials industry	6,565,316	6,565,316	—	—
Oil and gas refining and marketing industry	4,425,517	4,425,517	—	—
Residential construction industry	1,093,869	1,093,869	—	—
Total assets measured at fair value	$24,756,294	$24,756,294	$—	$—

December 31, 2012
Assets:
Available-for-sale equity securities
Cement industry	$12,477,760	$12,477,760	$—	$—
General building materials industry	5,751,005	5,751,005	—	—
Oil and gas refining and marketing industry	6,532,981	6,532,981	—	—
Total assets measured at fair value	$24,761,746	$24,761,746	$—	$—

Cash and cash equivalents have carrying values that approximate fair value using Level 1 prices. Receivables, accounts payable and short and long-term debt have carrying values that approximate fair values using Level 2 inputs. The Company's valuation techniques used to measure the fair value of its marketable equity securities were derived from quoted prices in active markets for identical assets (Level 1 inputs). Investments that are recorded at cost or the equity method are evaluated quarterly for events that may adversely impact their carrying value.

There were no transfers between levels and there were no significant changes in the valuation techniques during the period ended December 31, 2013. No reconciliation (roll forward) of the beginning and ending balances for Level 3 is presented since the Company does not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs) at either of the dates reported in the table above. The Company has no liabilities at either date requiring remeasurement to fair value on a recurring basis in the balance sheet. The Company has no additional assets or liabilities at either date requiring remeasurement to fair value on a non-recurring basis in the balance sheet.

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual trade lots of securities have been in a continuous unrealized loss position at December 31, 2013 and 2012:

Available-for-sale equity securities	Less than 12 Months		12 Months or Greater		Total
		Unrealized Losses		Unrealized Losses		Unrealized Losses
December 31, 2013	Fair Value		Fair Value		Fair Value
Residential construction industry	$283,143	$20,267	$—	$—	$283,143	$20,267
Total	$283,143	$20,267	$—	$—	$283,143	$20,267
December 31, 2012
Cement industry	$—	$—	$15,379	$2,737	$15,379	$2,737
Total	$—	$—	$15,379	$2,737	$15,379	$2,737

31.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

(4)    INVESTMENTS

Cost Method Investments

The Company owns stock in a privately-owned company in the ethanol production industry. The investment, for which fair value approximates carrying value, was evaluated at December 31, 2013 and 2012 for impairment. The evaluations of the investment for each period's impairment analysis were based on the specific identification of shares held and quoted prices in markets that are not active (Level 2) and no impairments were identified. As a result of the evaluations, the Company does not consider the cost-method investment to be impaired at December 31, 2013 or 2012.

Fair Value Investments

Impairment Analysis

December 31, 2013--The Company's investments in available-for sale securities carried at fair value were evaluated every quarter for impairment by comparing the specifically identified cost of each investment to market price. As a result of these evaluations, the Company did not identify any other-than-temporary impairments in investments which would have resulted in a recognized loss in earnings of equity investments. The Company did identify some specific investments in available-for-sale equity securities that were not other-than-temporarily impaired resulting in the recognition of unrealized losses (see table above in Note 3 "Fair Value"). These unrealized losses relate to investments in the common stock of one company in the residential construction industry. When the Company evaluated the impairment by comparing the specifically identified cost of each investment to market price as of February 3, 2014, the residential construction industry securities' price per share decreased slightly from December 31, 2013 levels. The Company evaluated the near-term prospects in relation to the severity of the impairments and the duration of the impairments. Based on that evaluation, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2013.

December 31, 2012--The Company's investments in marketable equity securities carried at fair value were evaluated every quarter for impairment by comparing the specifically identified cost of each investment to market price. As a result of these evaluations, the Company did not identify any other-than-temporary impairments in investments which would have resulted in a recognized loss in earnings of equity investments. The Company did identify some specific investments in available-for-sale equity securities that were not other-than-temporarily impaired resulting in the recognition of unrealized losses (see table above in Note 3 "Fair Value"). These unrealized losses relate to investments in the common stock of one company in the cement industry. When the Company evaluated the impairment by comparing the specifically identified cost of each investment to market price as of January 25, 2013, the cement industry securities slightly recovered their temporary impairments. The Company evaluated the near-term prospects in relation to the severity of the impairments and the duration of the impairments. Based on that evaluation, the Company did not consider these investments to be other-than-temporarily impaired at December 31, 2012.

Investment Results

The investment results for the years ended December 31, 2013 and 2012 are as follows for available-for-sale equity securities carried at fair value:

32.

	Amortized	Gross Unrealized Holding		Fair
December 31, 2013	Cost	Gains	Losses	Value
Available-for-sale equity securities
Cement industry	$2,940,000	$9,730,000	$—	$12,670,000
General building materials industry	3,600,000	2,970,000	—	6,570,000
Oil and gas refining and marketing industry	340,000	4,090,000	—	4,430,000
Residential construction industry	1,020,000	70,000	—	1,090,000
Total available-for-sale equity securities	$7,900,000	$16,860,000	$—	$24,760,000

Less: Deferred taxes on unrealized holding gains		6,744,000
Unrealized gains recorded in equity, net of deferred tax		$10,116,000

December 31, 2012
Available-for-sale equity securities
Cement industry	$4,190,000	$8,290,000	$—	$12,480,000
General building materials industry	3,600,000	2,150,000	—	5,750,000
Oil and gas refining and marketing industry	470,000	6,060,000	—	6,530,000
Total available-for-sale equity securities	$8,260,000	$16,500,000	$—	$24,760,000

Less: Deferred taxes on unrealized holding gains		6,600,000
Unrealized gains recorded in equity, net of deferred tax		$9,900,000

Investment-related cash flow information for available-for-sale equity securities carried at fair value for December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Proceeds from sale of equity securities	$5,373,412	$6,799,194	$8,287,182
Realized gain on equity securities	3,891,296	4,173,141	5,051,406
Realized losses due to other-than-temporary
impairment of equity securities	—	—	(415,287)
Payment for purchases of equity securities	1,116,664	—	—

Equity Method Investments
The Company owns common stock of GFI, a privately-owned company in the brick industry. During 2013, the Company purchased $0.7 million in additional shares of GFI resulting in a 19.34% ownership as of December 31, 2013. Previously, the Company accounted for the investment as a cost method investment as management believed it did not have significant influence over GFI. As a result of the additional investment, the Company has determined that it has the ability to exercise significant influence, but not control, over the operating and financial policies of GFI. Consequently, the equity method of accounting is used for the investment and prior period financials from 2001 forward have been adjusted to reflect the change in accounting.
The following financial statement line items for fiscal years 2011, 2012 and 2013 were affected by the change in accounting principle from cost method to equity method of accounting for the investment in GFI:

33.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

	As Adjusted	As Previously Reported
As of December 31, 2012:
Investments	$25,298,086	$27,380,650
Investments in affiliates	2,626,200	—
Retained earnings	97,758,013	97,214,376
Total stockholders' equity	102,902,450	102,358,813
As of December 31, 2011
Retained earnings	98,320,771	97,751,202
Total stockholders' equity	98,642,947	98,073,378
As of January 1, 2011
Retained earnings (adjusted for prior periods beginning 2001)	102,802,198	102,270,564

Year ended December 31, 2012:
Dividend income	65,555	71,177
Equity in affiliate losses, net of tax	(20,310)	—
Net income	3,129,785	3,155,717
Net income per share	0.78	0.79
Year ended December 31, 2011:
Equity in affiliate earnings, net of tax	37,935	—
Net income	1,590,243	1,552,308
Net income per share	0.39	0.38
Pertinent information about the Company's investment in GFI is as follows:

	2013	2012	2011
Carrying value	$3,428,633	$2,626,200
Ownership percentage	19.34%	14.92%
Cash dividends received	$5,623	$5,623
Undistributed earnings	837,519	710,074
Difference between carrying amount and the underlying equity in net assets*	172,654	275,256
Equity in earnings	127,446	(20,310)	$37,935

* The difference between carrying amount and the underlying equity in net assets is in a memo account allocated to goodwill.
During 2013, 2012, and 2011, the Company purchased $0.9 million, $1.0 million and $1.0 million, respectively, of brick from GFI in arm's length transactions in the normal course of business for resale to third parties. The Company eliminated intra-entity profits or losses for its proportionate share of GFI's common stock for inventory still remaining with the Company until such profits or losses were realized in transactions with third parties. Amounts due to GFI for Company purchases were not significant at December 31, 2013 and 2012.
The Company's equity method investment is reviewed for impairment on a periodic basis or if an event occurs or circumstances change that indicate the carrying amount may be impaired. This assessment is based on a review of

34.

the investment's performance and a review of indicators of impairment to determine if there is evidence of a loss in value of the investment. Factors the Company considers include:

•	Absence of the Company's ability to recover the carrying amount;

•	Inability of the equity affiliate to sustain an earnings capacity which would justify the carrying amount of the investment; and

•	Significant litigation, bankruptcy or other events that could impact recoverability.

For an equity investment with impairment indicators, the Company measures fair value on the basis of discounted cash flows or other appropriate valuation methods (Level 3). If it is probable that the Company will not recover the carrying amount of its investment, the impairment is considered other-than-temporary and recorded in earnings, and the equity investment balance is reduced to its fair value accordingly. After review, the Company does not consider its equity method investment, for which fair value approximates carrying value, to be impaired at December 31, 2013 or 2012.

(5)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and their estimated useful lives at December 31, 2013 and 2012 consisted of:

	Lives (Years)	2013	2012
Quarry land		$2,004,549	$2,004,549
Other land		7,652,373	8,659,314
Buildings and improvements	15 – 39	31,575,376	32,438,770
Cement manufacturing equipment	15 – 25	140,882,787	128,656,859
Ancillary equipment	5 – 10	13,445,127	13,371,257
Ready-mix and concrete production
machinery and equipment	5 – 15	32,656,580	36,169,037
Transportation and mobile equipment	3 – 7	40,252,829	44,353,311
Office machinery, equipment,
furniture and fixtures	3 – 10	2,601,698	3,051,858
Construction in process		5,345,483	7,583,428
		$276,416,802	$276,288,383
Less: Accumulated depreciation and depletion		192,017,921	193,109,379
		$84,398,881	$83,179,004
Less: Assets related to discontinued operations in Other Assets		3,458,277	—
		$80,940,604	$83,179,004

(6)        REVOLVING LOAN AND LONG-TERM DEBT

On December 31, 2012, the Company entered into a new credit agreement with its current lender, BOKF, NA dba Bank of Oklahoma (Bank of Oklahoma), which amended and restated its existing credit agreement. The agreement provides for a secured credit commitment consisting of a $10.0 million advancing term loan maturing December 31, 2015, a $10.0 million term loan maturing December 31, 2017 and a $15.0 million revolving loan maturing December 31, 2015. Interest rates on the Company's advancing term loan and revolving loan are both variable and based on the rate of interest regularly published by the Wall Street Journal and designated as the U.S. Prime Rate (hereto referred to as the WSJ prime rate) less 1.50% with a 1.50% interest rate minimum or floor. Interest rates on the Company's term loan are variable and based on the WSJ prime rate less 1.25% with a 1.75% interest rate minimum or floor. The agreement requires the Company to pledge its investment account, receivable accounts and inventory to Bank of Oklahoma as collateral for the advancing term loan, the term loan and revolving loan. The Company is obligated to maintain at least $12.0 million in its pledged investment account. The carrying value of receivables, inventory and the investment account pledged as collateral was $12.1 million, $31.3 million and $23.6 million, respectively as of

35.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

December 31, 2013. The agreement also contains financial covenants requiring the Company, as of the end of any fiscal quarter, to maintain a minimum tangible net worth before accumulated other comprehensive income (loss) of $95.0 million and a minimum tangible net worth after accumulated other comprehensive income (loss) of $85.0 million. The Company was in compliance with these requirements at year end. As of December 31, 2013, the Company owed $8.5 million on its term loan, $0.0 on its revolving loan and $4.5 million on its advancing term loan.

The average outstanding balance on the revolving loan during 2013 and 2012 was approximately $4.6 million and $5.6 million, respectively. At December 31, 2013 and 2012, there was approximately $0.0 and $0.1 million, respectively, borrowed against the revolving loan. Interest on the revolving loan varied with the lender's national prime rate less 0.50% with a 3.50% interest rate minimum or floor for 2012 and WSJ prime rate less 1.50% with a 1.50% interest rate minimum or floor for 2013. The annual weighted average interest rate we paid on the revolving loan during 2013 and 2012 was 1.75% and 3.50%, respectively. The interest rate was 1.75% and 3.50% on December 31, 2013 and 2012, respectively, and is payable quarterly.

As of December 31, 2013 and 2012, there was approximately $8.5 million and $10.0 million, respectively, borrowed on the term loan. Interest on the Company's term loan was variable and was based on the lender's national prime rate less 0.75% with a 3.00% interest rate minimum or floor for 2012 and WSJ prime rate less 1.25% with a 1.75% interest rate minimum or floor for 2013.  The annual weighted average interest rate we paid on the term loan during 2013 and 2012 was 2.00% and 3.25%, respectively. The interest rate was 2.00% and 3.25% on December 31, 2013 and 2012, respectively, and is payable quarterly.

As of December 31, 2013 and 2012, there was approximately $4.5 million and $0.0, respectively, borrowed on the advancing term loan. Interest on the advancing term loan varied with the WSJ prime rate less 1.50% with a 1.50% interest rate minimum or floor. The annual weighted average interest rate we paid on the advancing term loan during 2013 was 1.75%. The interest rate on December 31, 2013 was 1.75% and is payable quarterly.

At December 31, 2013 the $13.0 million in Note payable, bank in the table below is comprised of a $8.5 million term loan and $4.5 million advancing term loan. The $0.4 million in Other long-term debt is comprised of a $0.1 million note related to the acquisition of Kay Concrete Materials Co. (Kay Concrete) and $0.3 million of noncompete payment obligations. At December 31, 2012 the $10.1 million in Note payable, bank is comprised of a $10 million term loan and $0.1 million revolving loan. The $0.8 million in Other long-term debt is comprised of a $0.3 million note related to the acquisition of Kay Concrete Materials Co. (Kay Concrete) and $0.5 million of noncompete payment obligations.

	2013	2012
Note payable, bank (a)	$13,044,379	$10,110,137
Other	445,356	811,643
	$13,489,735	$10,921,780
Less current maturity of
bank note payable	1,428,571	1,237,816
Total long-term debt	$12,061,164	$9,683,964

(a) Term loan due December 31, 2017; payable $357,143 quarterly plus interest. Revolving loan and advancing term loan due December 31, 2015; quarterly payments of interest with outstanding principal and accrued interest due at maturity.

36.

Aggregate annual maturities of long-term debt as of December 31, 2013 are:

2014	$1,428,571
2015	6,277,593
2016	1,497,855
2017	4,285,716
2018	—
Thereafter	—
$13,489,735

(7)        INCOME TAXES

The components of the provision for federal and state income taxes in the accompanying consolidated statements of income are as follows:

	2013	2012	2011
Taxes currently payable	$3,200,000	$4,315,000	$1,290,000
Deferred income taxes	(330,000)	(590,000)	(50,000)
Provision for income taxes	$2,870,000	$3,725,000	$1,240,000

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is as follows:

	2013	2012	2011
Computed at statutory rate
(34%; over $10 million-35%)	$3,694,000	$4,820,000	$1,612,000
Increase (decrease) resulting from:
State income taxes, net of federal
tax benefit (expense)	155,000	195,000	(90,000)
Percentage depletion	(494,000)	(794,000)	(271,000)
Valuation allowance	—	(399,000)	15,000
Domestic production activities deduction	—	—	(28,000)
Dividends received deduction	(400,000)	(17,000)	(40,000)
Other	(85,000)	(80,000)	42,000
Provision for income taxes	$2,870,000	$3,725,000	$1,240,000

The tax effects of significant temporary differences relating to deferred taxes, net of valuation allowances, on the balance sheets were:

37.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

	2013	2012
Current:
Allowance for doubtful accounts	$195,000	$255,000
Accrued vacation	465,000	495,000
Net current deferred tax assets	$660,000	$750,000

Noncurrent:
Depreciation	$(1,077,000)	$(1,345,000)
Postretirement benefits	10,032,000	14,594,000
Pension liability	3,268,000	5,354,000
Unrealized holding gains	(6,744,000)	(6,600,000)
Tax carryforwards	917,000	978,000
Alternative minimum tax credit	92,000	352,000
Impairment on investments	719,000	719,000
Other, net	972,577	912,458
Net long-term deferred tax assets*	$8,179,577	$14,964,458

*Net of valuation allowance of $2,052,000 for 2013 and 2012.

Some of the Company's subsidiaries file separate state income tax returns resulting in net operating loss carryforwards. In addition, some subsidiaries separately filed federal income tax returns in prior years which also resulted in net operating loss carryforwards. The provision (benefit) for income taxes and income tax liabilities recorded in the financial statements include those separate calculations. The deferred taxes resulting from these and other tax carryforwards are included in the above table net of valuation allowances. The valuation allowance has been used to reduce the tax benefit associated with the tax carryforwards. The following table presents the expiration dates of the Company's carryforwards, net of valuation allowances, for tax purposes as of December 31, 2013:

Expiration Date	Tax Carryforwards
2023	$137,000
2024	263,000
2025	214,000
2026	131,000
2027	18,000
2028	40,000
2029	114,000
$917,000

The Company uses a recognition threshold of "more likely than not" that a tax position would be sustained upon examination before any part of the benefit of that position is recognized in the Company's financial statements.

The Company or one of its subsidiaries files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions.  With few exceptions, the Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years before 2010 . The Company believes it is not subject to any significant tax risk. The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits, nor were any significant interest expenses recognized during the years ended December 31, 2013, 2012 and 2011.

38.

(8)        PENSION AND OTHER POSTRETIREMENT BENEFITS

Postretirement Benefits

Monarch provides certain postretirement health care and life insurance benefits to all retired employees in the Cement Business who, as of their retirement date, meet the eligibility requirements. These benefits are self-insured by Monarch and are paid out of Monarch's general assets. Monarch expects 2014 cash expenditures for this plan to be approximately $1,625,000 which is equal to the net expected benefit payments for the year. In 2013, we negotiated a change in our postretirement health benefits for our Humboldt union employees from a defined benefit to a defined contribution structure.

Monarch uses a December 31 measurement date for the plans. At December 31, 2013 and 2012, the current portion of the accrued benefit cost of approximately $1,625,000 and $1,630,000, respectively, is recorded in compensation and benefits.  Information about the plans' funded status and postretirement cost follows:

	2013	2012
Change in benefit obligation:
Beginning of year	$37,892,992	$34,927,243
Service cost	780,225	693,729
Interest cost	1,608,234	1,720,183
Actuarial (gain)/loss	(2,563,073)	1,658,462
Benefits paid*	(1,084,289)	(1,106,625)
Plan amendments	(10,091,710)	—
Benefit obligation at end of year	$26,542,379	$37,892,992

Change in fair value of plan assets:
Beginning of year	$—	$—
Employer contributions*	1,084,289	1,106,625
Benefits paid*	(1,084,289)	(1,106,625)
Fair value of plan asset at end of year	$—	$—

Weighted Average Assumptions used to determine
benefit obligations:
Discount rate	4.50%	4.50%
Trend rate	8% for fiscal 2013 decreasing .5%/yr to 5%	8% for fiscal 2012 decreasing 1%/yr to 5%

Funded status, end of year:
Fair value of plan assets	$—	$—
Benefit obligations	(26,542,379)	(37,892,992)
Funded status = year-end benefit liability	$(26,542,379)	$(37,892,992)

*Amounts are net of retiree prescription drug subsidy received during the fiscal year.

Accrued Postretirement Benefits represents the accumulated difference between actual contributions and actual expenses from past years. It is updated from the prior year as follows:

39.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

	2013	2012
A. Accrued postretirement benefits at beginning of year	$(25,455,837)	$(23,429,049)
B. Net periodic postretirement benefit cost	2,999,206	3,133,413
C. Employer contributions	1,141,020	1,167,785
D. Retiree drug subsidy	56,731	61,160
E. Accrued postretirement benefits at end of year	$(27,370,754)	$(25,455,837)
(A) - (B) + (C) - (D)

Following are the components of net periodic benefit cost:

	2013	2012	2011
Components of net periodic benefit cost:
Service cost	$780,225	$693,729	$614,264
Interest cost	1,608,234	1,720,183	1,744,912
Amortization of prior service cost	(50,752)	(50,752)	(50,752)
Recognized net actuarial loss	661,499	770,253	680,874
Net periodic benefit cost	$2,999,206	$3,133,413	$2,989,298

Weighted Average Assumptions used to determine net periodic postretirement benefit cost:
Discount rate	4.50%	5.00%	5.50%
Trend rate	8% for fiscal 2013 decreasing 1%/yr to 5%	8% for fiscal 2012 decreasing 1%/yr to 5%	9% for fiscal 2011 decreasing 1%/yr to 5%

Amounts recognized in the balance sheets consist of:

	2013	2012
Current liability	$(1,625,000)	$(1,630,000)
Noncurrent liability	(24,917,379)	(36,262,992)
Net amount recognized	$(26,542,379)	$(37,892,992)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	2013	2012
Net actuarial loss	$9,329,310	$12,553,882
Prior service credit	(10,157,685)	(116,727)
	$(828,375)	$12,437,155

Other changes in benefit obligations recognized in other comprehensive income:

	2013	2012	2011
Current year actuarial (gain)/loss	$(2,563,073)	$1,658,462	$(2,869,661)
Amortization of actuarial loss	(661,499)	(770,253)	(680,874)
Current year prior service credit	(10,091,710)	—	—
Amortization of prior service credit	50,752	50,752	50,752
Total recognized in other comprehensive income	$(13,265,530)	$938,961	$(3,499,783)

40.

Estimated amounts that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost in 2014:

Actuarial loss	$654,419
Prior service credit	(2,397,661)
Total	$(1,743,242)

The amortization schedule for prior service costs is as follows:

Description	Date Established	Initial Amount	Initial Period	12/31/2013 Outstanding Balance	Annual Amortization
Lifetime Maximums	12/31/2009	$(268,983)	5.30 years	$(65,975)	$(50,752)
Change in Benefit Structure	12/31/2013	(10,091,710)	4.30 years	(10,091,710)	(2,346,909)
				$(10,157,685)	$(2,397,661)

ASC Topic 715 requires the disclosure of the impact on certain items of a percentage point increase and decrease in the medical trend rates. These amounts are illustrated as follows:

	1% Increase	1% Decrease
Interest cost and service cost for 2013
Amount prior to change	$2,388,459	$2,388,459
Amount after 1 percentage point change	2,843,408	2,027,278
Increase (decrease)	454,949	(361,182)

Accumulated postretirement benefit obligation at December 31, 2013
Amount prior to change	$26,542,379	$26,542,379
Amount after 1 percentage point change	30,190,095	23,515,446
Increase (decrease)	3,647,716	(3,026,933)

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

The accumulated postretirement benefit obligation as of December 31, 2013 is shown below:

Assuming Medicare Part D Subsidy receipts	$26,542,379
Assuming no Medicare Part D Subsidy receipts	27,501,806

Expected benefit payments and expenses (net of employee contributions), shown separately for the next five fiscal years, and in the aggregate for the subsequent five-year period are presented below:

December 31, 2014	$1,625,527
December 31, 2015	1,384,986
December 31, 2016	1,450,772
December 31, 2017	1,511,255
December 31, 2018	1,554,208
Five fiscal years ending December 31, 2023	8,011,869

41.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

Pension Plans

Monarch has noncontributory defined benefit pension plans covering substantially all employees in the Cement Business who meet the eligibility requirements. Monarch's funding policy is to contribute annually an amount within the minimum/maximum range of tax deductible contributions. Monarch expects to contribute approximately $2,790,000 to the plans in 2014.

Monarch uses a December 31 measurement date for the plans. Information about the Plans' funded status and pension cost follows:

Change in benefit obligation:	2013	2012
Benefit obligation at beginning of year	$43,020,512	$39,759,449
Service cost	870,115	799,030
Interest cost	1,937,423	1,976,494
Actuarial loss	363,345	2,403,021
Benefits paid	(2,075,042)	(1,917,482)
Benefit obligation at end of year	$44,116,353	$43,020,512

Change in plan assets:	2013	2012
Fair value of plan assets at beginning of year	$29,778,983	$26,083,446
Actual return on plan assets	5,800,060	2,139,059
Employer contributions	2,603,225	3,473,960
Benefits paid	(2,075,042)	(1,917,482)
Fair value of plan assets at end of year	$36,107,226	$29,778,983

Funded status, end of year:
Fair value of plan assets	$36,107,226	$29,778,983
Benefit obligation	44,116,353	43,020,512
Funded status = pension liability, end of year	$(8,009,127)	$(13,241,529)

The actuarial formula used to calculate the projected benefit obligation takes into account future increases in pension contributions that would take place as the employee's salary increases.  The accumulated benefit obligation uses an actuarial formula to calculate the projected benefit obligation which assumes that the employees cease to work for the Company at the time the estimation is made. The Plans' accumulated benefit obligation follows:

	2013	2012
Accumulated benefit obligation, end of year	$42,565,247	$41,447,396

Amounts recognized in the balance sheets consist of:

	2013	2012
Current liability	$—	$—
Noncurrent liability	(8,009,127)	(13,241,529)
Net amount recognized	$(8,009,127)	$(13,241,529)

Amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost consist of:

42.

	2013	2012
Net actuarial loss	$12,346,781	$16,767,679
Prior service cost	630,211	729,939
	$12,976,992	$17,497,618
Less: Deferred tax	5,190,000	7,000,000
Additional pension liability, net of deferred tax	$7,786,992	$10,497,618

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2013	2012	2011
Current year actuarial (gain)/loss	$(3,087,264)	$2,345,135	$3,299,366
Amortization of actuarial loss	(1,333,634)	(1,234,594)	(912,989)
Amortization of prior service cost	(99,728)	(108,763)	(109,978)
	$(4,520,626)	$1,001,778	$2,276,399
Less: Deferred tax	(1,810,000)	400,000	910,000
Minimum pension liability, net of deferred tax	$(2,710,626)	$601,778	$1,366,399

Estimated amounts that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2014:

Actuarial loss	$866,000
Prior service cost	101,000
Total to be amortized	$967,000

The amortization schedule for prior service costs is as follows:

Description	Established Dec. 31 of:	Initial Amount	Initial Period	12/31/2013 Outstanding Balance	2013 Amortization Amount
Unrecognized Prior Service Cost	1996	162,785	15.88 years	$—	$—
	1999	37,715	16.53 years	5,767	2,282
	2001	409,804	15.74 years	97,468	26,028
	2003	22,267	13.23 years	5,437	1,683
	2007	876,119	13.41 years	484,121	65,333
	2009	55,026	12.50 years	37,418	4,402
				$630,211	$99,728

Cumulative employer contributions in excess of net periodic pension cost are as follows:

	2013	2012
A. Cumulative balance at beginning of year	$4,256,089	$2,819,837
B. Net periodic pension cost	1,891,449	2,037,708
C. Contributions	2,603,225	3,473,960
D. Cumulative balance at end of year	$4,967,865	$4,256,089
(A) - (B) + (C)

The weighted average assumptions used to determine net pension cost and benefit obligations as of December 31, 2013, 2012 and 2011 are as follows:

43.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

	2013	2012	2011
Benefit obligation:
Discount rate	4.50%	4.50%	5.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase (Staff plan only)	3.50%	3.50%	3.50%
Pension cost:
Discount rate	4.50%	5.00%	5.50%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase (Staff plan only)	3.50%	3.50%	4.00%

The following table presents the components of net periodic pension cost as of December 31, 2013, 2012 and 2011:

	2013	2012	2011
Service cost	$870,115	$799,030	$751,666
Interest cost	1,937,423	1,976,494	2,020,706
Expected return on plan assets	(2,349,451)	(2,081,173)	(1,937,101)
Amortization of prior service cost	99,728	108,763	109,978
Recognized net actuarial loss	1,333,634	1,234,594	912,989
Net periodic pension expense	$1,891,449	$2,037,708	$1,858,238

The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets as well as current facts and circumstances.

Plan assets are held by a trustee bank. A fund manager has been retained to make investment decisions within guidelines specified by Monarch. The guidelines permit investment in both equities and fixed income securities including common stocks, corporate bonds and debentures and U.S. Government securities. An investment committee appointed by the Board also invests a portion of the funds in equity securities. Asset allocation is primarily based on a strategy to provide stable earnings through investing in interest-generating or fixed income investments while still permitting the plan to recognize potentially higher returns through investments in equity securities. Focusing on balancing the risks and rewards of each broad asset class, the percentage of allocation between fixed income and equity investments for 2013 and 2012 are as follows:

Equities	60%
Fixed Income	40%

The pension investment guidelines strive for diversification of equity securities among the various market sectors and do not permit participation in higher risk investment strategies involving hedging activities and the use of derivative instruments.

The Plan allows a 5% fluctuation before assets are rebalanced.  During periods of extreme market volatility, the fluctuation may exceed 5% before rebalancing is complete.  At December 31, 2013 and 2012, plan assets by category were as follows:

44.

	2013	2012
Equities	65%	60%
Debt Securities	27%	28%
Other	8%	12%

Following is a description of the valuation methodologies used for pension plan assets measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of pension plan assets pursuant to the valuation hierarchy.

Fair value prices for all securities in the pension plan portfolio are provided by our trustee bank which utilizes an internationally recognized independent pricing service. Where quoted market prices are available in an active market, plan assets are classified within Level 1 of the valuation hierarchy. Level 1 plan assets include equity securities which were priced at the market close. Level 2 assets have observable inputs other than Level 1 prices. We maintain documentation as to the methodology and summary of inputs used by the pricing service for the various types of securities, and note that the servicer maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. We do not have access to all of the individual specific assumptions and inputs used for each security. Based on our review of the methodology and summary of inputs used, we have concluded these assets are properly classified as Level 2 assets. The market inputs (Standard Inputs) that the pricing service may use for evaluations of securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. For certain security types, additional inputs may be used, or some of the Standard Inputs may not be applicable. Not all inputs listed are available for use in the evaluation process for each security evaluation on any given day. The pricing service also monitors market indicators, industry and economic events, which might trigger them to acquire further corroborating market data. The pricing service will discontinue evaluating a security if they do not have sufficient objectively verifiable information to continue to support a security's valuation. We do not hold any securities in which the evaluation was discontinued. Level 2 plan assets include fixed income securities such as corporate bonds, U.S. Government obligations and government issues. Plan assets are classified within Level 3 of the hierarchy when relevant observable inputs for a security are not available. The Plan was not invested in any Level 3 securities at December 31, 2013 or 2012.

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

The fair value of Monarch's pension plan assets by asset category at December 31, 2013 and 2012 are as follows:

45.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

		Fair Value Measurements Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2013
Cash and cash equivalents	$3,184,202	$3,184,202	$—	$—
Equity securities:
Materials	2,453,975	2,453,975	—	—
Industrials	3,013,090	3,013,090	—	—
Telecommunication	1,733,964	1,733,964	—	—
Consumer discretion	1,940,305	1,940,305	—	—
Consumer staples	1,218,746	1,218,746	—	—
Energy	3,645,437	3,645,437	—	—
Financials	4,681,635	4,681,635	—	—
Healthcare	1,233,882	1,233,882	—	—
Information technology	1,573,756	1,573,756	—	—
Utilities	1,374,685	1,374,685	—	—
Miscellaneous	380,484	380,484	—	—
Fixed income securities:
Corporate bonds	2,870,007	—	2,870,007	—
Foreign obligations	403,320	—	403,320	—
U.S. Government obligations	6,399,738	—	6,399,738	—
Total	$36,107,226	$26,434,161	$9,673,065	$—

2012
Cash and cash equivalents	$3,614,499	$3,614,499	$—	$—
Equity securities:
Materials	1,886,542	1,886,542	—	—
Industrials	1,872,477	1,872,477	—	—
Telecommunication	610,250	610,250	—	—
Consumer discretion	2,111,021	2,111,021	—	—
Consumer staples	1,331,728	1,331,728	—	—
Energy	2,107,767	2,107,767	—	—
Financials	3,908,829	3,908,829	—	—
Healthcare	1,417,891	1,417,891	—	—
Information technology	1,078,180	1,078,180	—	—
Utilities	1,178,734	1,178,734	—	—
Miscellaneous	227,115	227,115	—	—
Fixed income securities:
Corporate bonds	2,855,861	—	2,855,861	—
Foreign obligations	542,869	—	542,869	—
U.S. Government obligations	5,035,220	—	5,035,220	—
Total	$29,778,983	$21,345,033	$8,433,950	$—

46.

The Plans' expected benefit payments as of December 31, 2013, shown separately for the next five fiscal years and in the aggregate for the subsequent five-year period, are presented below:

2014	$2,436,442
2015	2,501,315
2016	2,698,881
2017	2,702,346
2018	2,821,445
Five fiscal years ending December 31, 2023	14,610,314

The Company has defined contribution plans covering substantially all permanent employees of the Ready-Mixed Concrete Business. These plans allow the Company, at its discretion, to match the employee's contributions.  For the 2013, 2012 and 2011 plan years, the Company matched 25% of the first 6% of the employee's compensation up to a maximum match of $2,500. The Company contributed $70,910, $69,083 and $64,533 to these plans for the years 2013, 2012 and 2011, respectively.  The Company expects to contribute approximately $71,000 to these plans in 2014.
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
The Company's participation in these plans for the annual period ended December 31, 2013, is outlined in the table below. The Company considers only one plan it contributes to under collective bargaining agreements to be significant. The "EIN/Pension Plan Number" column provides the plan's Employer Identification Number (EIN) and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2013 and 2012 is for the plan's year-end at December 31, 2012 and 2011, respectively. The zone status is based on information that the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan (FIP) or rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration dates of the collective bargaining agreements to which the plan is subject. There have been no significant changes that affect the comparability of 2013, 2012 and 2011 contributions.

47.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/Implemented	Contributions by Company			Sur-charge Imposed	Expiration Date of Collective Bargaining Agreement
		2013	2012		2013	2012	2011
Central States, Southeast & Southwest Areas Pension Plan	36-6044243/001	Red	Red	Yes	$273,243	$261,694	$222,748	Yes	3/31/2015 & 4/30/2014 (a)

Other funds					35,941	37,382	30,656
			Total contributions:		$309,184	$299,076	$253,404

(a)         The Company is party to two collective bargaining agreements that require contributions to Central States, Southeast & Southwest Areas Pension Plan. In 2013, 40% of the Company's contributions were required by a collective bargaining agreement that expires 3/31/2015 and 60% were required by an agreement that expires 4/30/2014.

The Company was not listed in any of its multiemployer plans' Forms 5500 as providing more than 5% of the total contributions. Forms 5500 were not available for the plan years ending in 2013.

(9)    RECLASSIFICATION OUT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the reclassifications out of accumulated other comprehensive income (loss) for the periods indicated and the affected line item in the statements where net income is presented:

Reclassifications for	2013	2012	2011
Net periodic pension and postretirement costs in:
Cost of Sales	$(1,222,417)	$(1,225,104)	$(936,992)
Tax benefit	489,180	490,550	374,663
Net of tax	$(733,237)	$(734,554)	$(562,329)

Selling, General & Administrative Expenses	$(821,692)	$(837,754)	$(716,097)
Tax benefit	328,820	335,450	286,337
Net of tax	$(492,872)	$(502,304)	$(429,760)

Unrealized net gains on available-for-sale securities in:
Gain on sale of equity investments	$3,891,296	$4,173,141	$5,051,406
Tax expense	(1,556,000)	(1,668,000)	(2,024,000)
Net of tax	$2,335,296	$2,505,141	$3,027,406

Loss on impairment of equity investments	$—	$—	$(415,287)
Tax benefit	—	—	168,000
Net of tax	$—	$—	$(247,287)

Reclassifications, net of tax	$1,109,187	$1,268,283	$1,788,030

See Note 8, "Pension and Other Postretirement Benefits", for discussion of pension and postretirement amounts yet to be reclassed in accumulated other comprehensive income.

48.

(10)        SIGNIFICANT ESTIMATES AND CERTAIN CONCENTRATIONS

Thirty nine percent (39%) of the Company's employees are covered by various collective bargaining agreements. Approximately 23% of those union employees (9% of our total employees) are covered by a contract that expires in 2014. The Company believes it has a good working relationship with its employees and has been successful in negotiating multi-year union contracts without work stoppages.

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

Economic and financial market conditions could adversely affect our results of operations in future periods. Instability in the financial markets may make it difficult for certain of our customers to obtain financing, which may significantly impact the volume of future sales and adversely impact the Company's future operating results.

In addition, volatility of economic conditions could rapidly change the values of assets and liabilities recorded in the financial statements, resulting in material future adjustments in investment values (including defined benefit pension plan investments), allowances for accounts, net realizable value of inventory and realization of deferred tax assets that could negatively impact the Company's ability to meet debt covenants or maintain sufficient liquidity.

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

(11)        STOCKHOLDERS' EQUITY

Capital Stock and Class B Capital Stock have the same rights except as follows: Class B Capital Stock has voting rights of ten votes per share and restricted transferability; Class B Capital Stock is convertible at all times into Capital Stock on a share-for-share basis; and Capital Stock has one vote per share and is freely transferable.

(12)        LINES OF BUSINESS

The Company groups its operations into two lines of business - Cement Business and Ready-Mixed Concrete Business.  The Company's business lines are separate business units that offer different products. The accounting policies for each line are the same as those described in the summary of significant accounting policies. Corporate assets include cash and cash equivalents, deferred income taxes, investments and other assets for 2013, 2012 and 2011.  Corporate assets also include refundable federal and state income taxes for 2012 and 2011. The operations of TDI and BLC, subsidiaries in the Ready-Mixed Concrete Business segment, have been presented as discontinued operations in the financial statements and not included in segment results for the current period. Prior period segment results reflect the exclusion of TDI and BLC from corresponding items of segment information. See Note 2, "Discontinued Operations", for further discussion.

Following is information for each line for the years ended December 31, 2013, 2012 and 2011:

49.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

	Cement Business	Ready-Mixed Concrete Business	Adjustments and Eliminations	Consolidated
For the Year Ended December 31, 2013
Sales to unaffiliated customers	$55,793,229	$71,648,370	$—	$127,441,599
Intersegment sales	18,859,698	3,046	(18,862,744)	—
Total net sales	$74,652,927	$71,651,416	$(18,862,744)	$127,441,599
Income (loss) from operations	$5,716,116	$(199,791)		$5,516,325
Other income, net				5,348,203
Income before income taxes				$10,864,528
Identifiable assets at December 31, 2013	$91,279,098	$34,106,903		$125,386,001
Corporate assets				48,719,861
Total assets at December 31, 2013				$174,105,862

For the Year Ended December 31, 2012
Sales to unaffiliated customers	$53,616,941	$75,224,881	$—	$128,841,822
Intersegment sales	20,027,870	4,563	(20,032,433)	—
Total net sales	$73,644,811	$75,229,444	$(20,032,433)	$128,841,822
Income (loss) from operations	$10,243,708	$(118,012)		$10,125,696
Other income, net				4,049,751
Income before income taxes				$14,175,447
Identifiable assets at December 31, 2012	$88,491,938	$38,628,117		$127,120,055
Corporate assets				54,711,725
Total assets at December 31, 2012				$181,831,780

For the Year Ended December 31, 2011
Sales to unaffiliated customers	$46,801,814	$63,295,573	$—	$110,097,387
Intersegment sales	15,342,831	42,383	(15,385,214)	—
Total net sales	$62,144,645	$63,337,956	$(15,385,214)	$110,097,387
Income (loss) from operations	$1,502,909	$(1,338,362)		$164,547
Other income, net				4,577,786
Income before income taxes				$4,742,333
Identifiable assets at December 31, 2011	$84,843,017	$39,363,463		$124,206,480
Corporate assets				50,017,899
Total assets at December 31, 2011				$174,224,379

Total sales by line of business before adjustments and eliminations include both sales to unaffiliated customers (as reported in the Company's consolidated statements of income, comprehensive income and stockholders' equity) and intersegment sales.  Intersegment sales are accounted for by the same method as sales to unaffiliated customers.

Income from operations is total net sales less operating expenses.  In computing income from operations, none of the following items have been added or deducted:  general corporate income and expenses; interest expense; and income taxes.  Depreciation and depletion for the Cement Business and Ready-Mixed Concrete Business, respectively, was approximately:  $7.6 million and $3.7 million in 2013; $7.2 million and $3.7 million in 2012; and $7.2 million and $3.4 million in 2011. Capital expenditures for the Cement Business and Ready-Mixed Concrete Business, respectively, were:  $10.7 million and $5.0 million in 2013; $6.0 million and $1.3 million in 2012; and $4.2 million and $2.7 million in 2011. Identifiable assets by line of business are those assets that are used in the Company's operations in each industry.

50.

During 2013, 2012 and 2011, there were no sales to any one customer in excess of 10% of consolidated net sales.

(13)      QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$21,364,465	$35,525,254	$38,167,606	$32,384,274
Gross profit (loss) from operations	(411,760)	7,278,145	5,789,029	8,015,903
Income (loss) from operations	(4,162,165)	3,793,473	2,058,449	3,826,568
Net income (loss) from continuing operations	(262,415)	3,876,241	1,419,185	3,088,963
Net income (loss) from discontinued operations	(1,679,026)	(2,013,143)	550,180	462,726
Net income (loss) (as adjusted)	(1,941,441)	1,863,098	1,969,365	3,551,689
Net income (loss) (as previously reported)	(1,939,219)	1,878,751	1,972,388	3,551,689
Basic earnings (loss) per share
From continuing operations	(0.06)	0.96	0.36	0.77
From discontinued operations	(0.42)	(0.50)	0.14	0.11
Net earnings (loss) per share (as adjusted)	(0.48)	0.46	0.50	0.88
Net earnings (loss) per share (as previously reported)	(0.48)	0.47	0.49	0.88

2012
Net sales	$25,060,293	$35,308,675	$35,365,727	$33,107,127
Gross profit from operations	1,419,126	8,434,539	6,284,406	8,421,746
Income (loss) from operations	(2,171,640)	5,007,959	2,702,716	4,586,661
Net income (loss) from continuing operations	(1,277,732)	3,592,077	4,547,458	3,568,334
Net loss from discontinued operations	(963,069)	(312,592)	(2,288,550)	(3,736,141)
Net income (loss) (as adjusted)	(2,240,801)	3,279,485	2,258,908	(167,807)
Net income (loss) (as previously reported)	(2,239,335)	3,336,857	2,260,374	(202,179)
Basic earnings (loss) per share
From continuing operations	(0.32)	0.89	1.14	0.89
From discontinued operations	(0.24)	(0.08)	(0.57)	(0.93)
Net earnings (loss) per share (as adjusted)	(0.56)	0.81	0.57	(0.04)
Net earnings (loss) per share (as previously reported)	(0.56)	0.83	0.56	(0.04)

Quarterly amounts differ from the amounts previously reported on Form 10-Q due to the effects of an accounting change where our cost method investment in GFI is now accounted for as an equity method investment as well as the effects of presenting the operations of TDI and BLC as discontinued operations for all prior periods presented. The changes in net income (loss) and the changes in net income (loss) from continuing operations due to the equity method adoption were $(2,222), $(15,653) and $(3,023) for the first, second and third quarters of 2013, respectively. The changes due to the equity method adoption were $(1,466), $(57,373), $(1,466) and $34,372 for the first, second, third and fourth quarters of 2012, respectively. The remaining changes to the amounts presented are related to the discontinued operations of TDI and BLC. See Note 1(b), "Principles of Consolidation", Note 4 "Investments", and Consolidated Statements of Stockholders' Equity for discussion and adjustments related to the adoption of the equity method. See Note 2, "Discontinued Operations", for discussion of the TDI and BLC discontinuance of operations.

The loss from discontinued operations during the fourth quarter of 2012 is primarily the result of the construction activities in the Ready-Mix Concrete Business. In 2012 we significantly increased the number of construction contracts we were awarded and found it necessary to increase our workforce in addition to contracting out work we intended to

51.

THE MONARCH CEMENT COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2012 AND 2011

perform in house in an attempt to meet construction deadlines. These factors resulted in cost overruns and losses on these contracts which have been fully recognized based on our current estimated costs to complete. As a result of the change in estimate in construction contracts, a loss of $4.9 million was recorded during the fourth quarter of 2012. The losses were primarily related to three contracts, one which was virtually completed and two which were approximately three-fourths completed by December 31, 2012.

(14)      OTHER COMPREHENSIVE INCOME

The following table summarizes the changes in each component of AOCI, net of 40% estimated tax:

	2012	Change	2013
Unrealized appreciation on available-for-sale securities	$9,900,000	$216,000	$10,116,000
Pension liability adjustment	(10,497,618)	2,710,626	(7,786,992)
Postretirement liability adjustment	(6,777,155)	7,959,530	1,182,375
	$(7,374,773)	$10,886,156	$3,511,383

	2011	Change	2012
Unrealized appreciation on available-for-sale securities	$3,912,000	$5,988,000	$9,900,000
Pension liability adjustment	(9,895,840)	(601,778)	(10,497,618)
Postretirement liability adjustment	(6,213,194)	(563,961)	(6,777,155)
	$(12,197,034)	$4,822,261	$(7,374,773)

(15)     FUTURE CHANGE IN ACCOUNTING PRINCIPLES

In July 2013, the FASB issued ASU No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists". With certain exceptions, ASU 2013-11 requires entities to present an unrecognized tax benefit, or portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. The guidance is effective for interim and annual periods beginning after December 15, 2013 on either a prospective or retrospective basis with early adoption permitted. The Company does not expect adoption of this guidance to have a material impact on its consolidated results of operations and financial condition.

52.

CORPORATE INFORMATION

CORPORATE OFFICE	DIRECTORS
449 1200 Street	Jack R. Callahan
P.O. Box 1000	Retired President, The Monarch Cement Company
Humboldt, KS 66748
Phone: (620) 473-2222	Ronald E. Callaway
Fax: (620) 473-2447	Retired feed yard manager

AUDITORS	David L. Deffner
BKD, LLP	Director of Music, Davis Community Church
Kansas City, Missouri
Robert M. Kissick
ANNUAL MEETING	Chairman, Hydraulic Power Systems, Inc.
The annual meeting of the stockholders of
The Monarch Cement Company is held the	Gayle C. McMillen
second Wednesday in April of each year at the	Former Adjunct Professor, Kansas Wesleyan University
Company's corporate offices.
Byron J. Radcliff
TRANSFER AGENT AND REGISTRAR	Rancher
The Monarch Cement Company
P.O. Box 1000	Byron K. Radcliff
Humboldt, KS 66748-0900	Owner/Manager, Radcliff Ranch
shareholder.relations@monarchcement.com
Steve W. Sloan
STOCK TRADING INFORMATION	President and CEO, Midwest Minerals, Inc.
Trading Symbol: MCEM
Over-the-Counter Market	Michael R. Wachter
Vice President, Civil Engineer and Director of
INVESTOR RELATIONS	Operations, Concrete Technology Corp.
Inquiries may be directed to Debra P. Roe,
Chief Financial Officer and Assistant Secretary-	Walter H. Wulf, Jr.
Treasurer, at the corporate address shown above.	President and Chairman of the Board

FORM 10-K	Walter H. Wulf, III
The Company's Annual Report on Form 10-K, as	Assistant Manager Customer Experience,
filed with the Securities and Exchange Commission,	General Motors Corporation
is available upon request by writing to Debra P. Roe
at the corporate address shown above. The Form	OFFICERS
10-K, without exhibits, will be provided at no	Walter H. Wulf, Jr.
charge, and also is available on the Company's	President and Chairman of the Board
website, http://www.monarchcement.com.
Byron K. Radcliff *
The Company's financial information is also available	Vice Chairman of the Board, Secretary and Treasurer
from the SEC at their EDGAR internet address,
http://www.sec.gov.	Robert M. Kissick*
Vice President
ETHICS POLICY
The Company's ethics policy is available on the About	Rick E. Rush
Us link of the Company's website,	Vice President
http://www.monarchcement.com.
Debra P. Roe
Chief Financial Officer and Assistant Secretary-Treasurer

Lisa J. Fontaine
Assistant Secretary

Harvey D. Buckley
Vice President - Cement Manufacturing

N. Joan Perez
Vice President - Sales
*Not actively involved in the daily affairs of the Company.